Exhibit (a)(5)(F)

MYLAN N.V.

Offer to exchange each issued and outstanding ordinary share of Perrigo Company plc for $75.00 in cash and 2.3 ordinary shares of Mylan N.V.

This prospectus (this “Prospectus”) is published in connection with the offer by Mylan N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, upon the terms and subject to the conditions described in this Prospectus, to exchange each of the issued and outstanding ordinary shares, par value €0.001 per ordinary share (“Perrigo ordinary shares”), of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), for (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 ordinary shares, nominal value €0.01 per ordinary share (the “Shares”), of Mylan N.V. (the “Offer”). References in this Prospectus to “Mylan”, “we”, “us” and “our” refer to Mylan N.V. and, where applicable, its subsidiaries (“Mylan”).

Mylan will not issue fractional ordinary shares pursuant to the Offer. Any fractional entitlements to ordinary shares in the capital of Mylan (“Mylan ordinary shares” and each a “Mylan ordinary share”) pursuant to the Offer will be rounded up or down to the nearest whole number (with fractional entitlements to 0.5 of a Mylan ordinary share being rounded up).

The Mylan ordinary shares are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “MYL”. Perrigo ordinary shares are listed on the New York Stock Exchange and the Tel Aviv Stock Exchange under the symbol “PRGO”.

On May 5, 2015, Mylan filed a Registration Statement on Form S-4 under the U.S. Securities Act of 1933 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the Offer (as amended on June 19, 2015, July 16, 2015, August 6, 2015, August 28, 2015 and September 9, 2015, the “Registration Statement”). On September 11, 2015, the Registration Statement was declared effective by the SEC. The prospectus included in the Registration Statement (the “US Prospectus”) is incorporated into this Prospectus.

This Prospectus constitutes a prospectus for the purposes of Article 3 of the Directive 2003/71/EC of the European Parliament and of the Council of 4 November 2003, as amended, to the extent implemented in the relevant Member State of the European Economic Area, and the rules promulgated thereunder (the “Prospectus Directive”). This Prospectus has been prepared in accordance with Article 5:9 of the Dutch Financial Supervision Act (Wet op het financieel toezicht). This Prospectus has been filed with and approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”). After such approval, this Prospectus has been notified by the AFM to the Central Bank of Ireland as the competent authority in Ireland and to the European Securities and Markets Authority for passporting in accordance with Article 18 of the Prospectus Directive. The Mylan ordinary shares are not, and there is no intention for them to be, admitted to listing and trading on a regulated market in the European Economic Area.

Mylan’s Board of Directors believes that Perrigo is the right next strategic transaction for Mylan and that the combination of Mylan and Perrigo demonstrates clear and compelling industrial logic and will generate significant value for both companies’ stakeholders through the creation of a one-of-a-kind global healthcare company that has complementary businesses and cultures, unmatched scale in its operations, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends. We believe that the combination of Mylan and Perrigo would deliver to Perrigo’s shareholders significantly greater near-term and long-term value than they could otherwise obtain on a standalone basis and further the interests of Mylan’s other stakeholders and the sustainable success of Mylan’s business.

Investing in Mylan ordinary shares involves risks. See (i) pages 21-32 of the US Prospectus, (ii) pages 24-46 of the Annual Report on Form 10-K of Mylan Inc., which is considered the predecessor to Mylan, filed with the SEC on March 2, 2015, as amended by the Form 10-K/A filed with the SEC on April 30, 2015, and as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015, (iii) pages 61-93 of Mylan’s Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2015 and (iv) pages 76-81 of Mylan’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2015 (all such documents being incorporated by reference into this Prospectus), for a description of the material risks that should be considered before investing in Mylan ordinary shares.

Distribution of this Prospectus may, in certain jurisdictions, be subject to specific regulations or restrictions. Persons in possession of this Prospectus are urged to inform themselves of any such regulations or restrictions which may apply in their jurisdiction and to observe them. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. Mylan disclaims all responsibility for any violation of such restrictions by any person.

The date of this Prospectus is September 14, 2015.

W-ii

W-iii

SUMMARY

Summaries are constructed on a modular basis, consisting of disclosure requirements known as “Elements”. These Elements are numbered below in sections A - E (A.1 – E.7). This summary contains all the Elements that must be disclosed in this Prospectus. The order of sections A - E, as well as the Elements contained in these sections, is mandatory. Where an Element is not applicable to the Prospectus, the Element will appear in the summary with the mention “not applicable”.

Section A - Introduction and warnings
A.1

Introduction and warnings

This summary should be read as introduction to the prospectus of which this summary forms part (the “Prospectus”). Any decision to invest in the ordinary shares in the capital of Mylan N.V. which are being offered (the “Shares”) should be based on consideration of the Prospectus, including the information incorporated by reference into the Prospectus, as a whole by the investor. References in this Prospectus to “Mylan”, “we”, “us” and “our” refer to Mylan N.V. and, where applicable, its subsidiaries (“Mylan”).

Where a claim relating to the information contained in, or incorporated by reference into, the Prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff investor might, under the national legislation of that Member State, have to bear the costs of translating the Prospectus, or any information incorporated by reference therein, before the legal proceedings are initiated.

Civil liability in relation to this summary could attach to Mylan, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of the Prospectus or if it does not provide, when read together with the other parts of the Prospectus, including the information incorporated by reference therein, key information in order to aid investors when considering whether to invest in the Shares.

A.2

Consent for placement by financial intermediaries

Not applicable. The Shares are being offered in connection with the offer by Mylan to exchange each of the issued and outstanding ordinary shares, par value €0.001 per ordinary share, of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), for (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 ordinary shares with a nominal value of €0.01 (subject to rounding to the nearest whole number, with 0.5 being rounded up) of Mylan (the “Offer”). There will be no subsequent resale or final placement of the Shares by financial intermediaries in connection with the Offer.

Section B - Issuer
B.1	Name of the issuer Mylan’s legal and commercial name is Mylan N.V.
B.2	General information on the issuer Mylan is a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands. Mylan was incorporated on July 7, 2014 (at the time named New Moon B.V.) and has its principle executive offices at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9UL, England and its global headquarters at 1000 Mylan Blvd., Canonsburg, PA 15317, U.S.A.

B.3

Business

Main activities

Mylan is a leading global pharmaceutical company, which develops, licenses, manufactures, markets and distributes generic, branded generic and specialty pharmaceuticals. Mylan is committed to setting new standards in healthcare, and our mission is to provide the world’s 7 billion people access to high quality medicine. To do so, we innovate to satisfy unmet needs; make reliability and service excellence a habit; do what’s right, not what’s easy; and impact the future through passionate global leadership.

Main products

Mylan offers one of the industry’s broadest product portfolios, including around 1,400 marketed products, to customers in about 145 countries and territories. We operate a global, high quality vertically-integrated manufacturing platform, which includes approximately 40 manufacturing facilities around the world and one of the world’s largest active pharmaceutical ingredient (“API”) operations. We also operate a strong research and development (“R&D”) network that has consistently delivered a robust product pipeline. Additionally, Mylan has a specialty business that is focused on respiratory and allergy therapies.

Main markets

Mylan has two segments, “Generics” and “Specialty”. The Generics segment primarily develops, manufactures, sells and distributes generic or branded generic pharmaceutical products in tablet, capsule, injectable or transdermal patch form, as well as API. The Specialty segment engages mainly in the development and sale of branded specialty nebulized and injectable products. Our generic pharmaceutical business is conducted primarily in the United States and Canada (collectively, “North America”); Europe; and India, Australia, Japan, New Zealand and Brazil as well as our export activity into emerging markets (collectively, “Rest of World”). Our API business is conducted through Mylan Laboratories Limited, which is included within Rest of World in our Generics segment.

B.4a

Trends

Mylan’s total revenues for the three months ended June 30, 2015, were unfavorably impacted by the effect of foreign currency translation, primarily reflecting changes in the U.S. Dollar as compared to the currencies of Mylan’s subsidiaries in Europe, India, Japan and Australia for the comparable period in 2014. Compared to the same period in 2014, constant currency total revenues increased and, on a constant currency basis, net sales from existing products increased as well. Mylan’s cost of sales for the three months ended June 30, 2015 was impacted by the amortization of acquired intangible assets, acquisition related costs and restructuring and other special items. Compared to the same period in 2014, adjusted gross margins (excluding amortization, acquisition related costs and restructuring and other special items discussed in the previous sentence) increased and were positively impacted in the three months ended June 30, 2015 as a result of net sales from acquisitions, new product introductions and increased margins on existing products in North America. From time to time, a limited number of Mylan’s products may represent a significant portion of its net sales, gross profit and net earnings.

Generally, this is due to the timing of new product launches and the amount, if any, of additional competition in the market. Mylan’s top ten products in terms of sales, in the aggregate, represented approximately 30% of Mylan’s total revenues for the three months ended June 30, 2015.

For the three months ended June 30, 2015, our Generics segment’s total third party net sales increased compared to the same period in 2014. The increase was driven in part by increased third party net sales from North America, which was principally due to net sales from new products, and to a lesser extent, net sales from acquired businesses, as well as a favorable mix of volume and pricing. Third party net sales from Europe also increased for the three months ended June 30, 2015 as compared to the same period in 2014 as a result of net sales from acquisitions, and to a lesser extent, net sales from new products. Further contributing to this increase were higher volumes, primarily in Italy and France, which were partially offset by lower pricing throughout Europe as a result of government-imposed pricing reductions and competitive market conditions. In Rest of World, third party net sales increased in the three months ended June 30, 2015 as compared to the same period in 2014. Rest of World constant currency third party net sales increased compared to the same period in 2014. This increase was primarily driven by the impact of acquired businesses, new product launches in Australia and Japan and higher third party net sales volumes from our operations in India, in particular, growth in the anti-retroviral franchise. These increases were partially offset by lower volumes on existing products and lower pricing in this region.

For the three months ended June 30, 2015, our Specialty segment’s total third party net sales increased as compared to the same period in 2014. The increase in Specialty third party net sales was due to growth across the segment, including higher volumes of the EpiPen® Auto-Injector.

Mylan’s operating expenses primarily consist of R&D expenses, selling, general and administrative (“SG&A”) expense and litigation settlements. R&D expense for the three months ended June 30, 2015 increased as compared to the same period in 2014 primarily due to the impact of acquisitions. In addition, R&D increased due to the continued development of our respiratory, insulin and biologics programs. SG&A expense for the three months ended June 30, 2015, increased compared to the same period in 2014 due to the impact of acquisitions, acquisition related costs and employee costs. In the three months ended June 30, 2015, Mylan recorded a benefit for litigation settlements, which was primarily related to the settlement of a patent infringement matter. In the prior year period, Mylan recognized charges principally related to a European Commission matter.

B.5

The group

Mylan is the parent company of the Mylan group. Mylan has 172 subsidiaries as of August 11, 2015. Mylan’s financial results are reported on a consolidated basis with those of its subsidiaries. Since the closing of the acquisition of the non-U.S. developed markets specialty and branded generics business (the “Acquired EPD Business”) of Abbott Laboratories, an Illinois corporation (“Abbott”), in an all-stock transaction for total consideration of $6.3 billion (the “EPD Transaction”) on February 27, 2015, the results of the Acquired EPD Business’ operations have been included in Mylan’s condensed consolidated financial statements since February 27, 2015 (and are therefore included in the reported periods from that date in Mylan’s Quarterly Reports on Form 10-Q, filed with the SEC on May 8, 2015 and August 6, 2015).

Of Mylan’s 172 subsidiaries, 17 are “significant subsidiaries” as determined as of December 31, 2014 in accordance with Rule 1-02(w) of Regulation S-X under the Securities Act of 1933 as amended (“Regulation S-X”), which defines a significant subsidiary as any subsidiary (i) in which the amount of the registrant’s investment exceeds 10% of the registrant’s total assets on a consolidated basis; or (ii) that accounts for 10% or more of the registrant’s total assets on a consolidated basis; or (iii) accounts for 10% or more of the registrant’s pre-tax income, in each case as of the most recently completed fiscal year. The following subsidiaries qualify as significant subsidiaries as of and for the year ended December 31, 2014:

●    Mylan Inc.

●    Mylan Pharmaceuticals Inc.

●    Mylan Specialty L.P.

●    Mylan Luxembourg 2 S.à r.l.

●    Mylan Pharma Group Limited

●    Mylan Teoranta

●    Mylan Bermuda Ltd.

●    Mylan Luxembourg 1 S.à r.l.

●    Mylan Luxembourg L4 SCS (currently in liquidation)

●    Mylan (Gibraltar) 4 Limited

●    Mylan Investment Holdings 4 LLC

●    Mylan (Gibraltar) 5 Ltd

●    Mylan Investment Holdings 5 LLC

●    Mylan Laboratories Ltd

●    Mylan LHC Inc.

●    Mylan Luxembourg 3 S.à r.l.

●    Mylan Luxembourg L3 S.C.S. (currently in liquidation)

166 of the Mylan subsidiaries are wholly owned, directly or indirectly, by Mylan, five of the Mylan subsidiaries are 99% owned indirectly by Mylan, and one of the Mylan subsidiaries is 50% owned indirectly by Mylan. The non-wholly owned subsidiaries are not significant subsidiaries of Mylan.

B.6

Major shareholders

The following table lists the names of the shareholders known to Mylan to own beneficially more than five percent of the outstanding Mylan ordinary shares as of August 24, 2015 (based on 491,629,292 Mylan ordinary shares issued and outstanding as of such date):

Name of beneficial owner	Beneficial ownership	Percentage
Subsidiaries of Abbott Laboratories(1)	69,750,000 (2)	14.2%
BlackRock, Inc.	34,852,351 (3)(5)	7.1%
The Vanguard Group, Inc.	28,841,159 (4)(5)	5.9%

The entities listed above do not have different voting rights. All shares in Mylan’s capital carry one vote.

(1)           Abbott and its subsidiaries that own ordinary shares of Mylan are subject to the terms of the Shareholder Agreement (the “Shareholder Agreement”), dated February 27, 2015, by and among Mylan, Abbott, Laboratoires Fournier S.A.S. (“Abbott France”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), and Abbott Investments Luxembourg S.à r.l. (“Abbott Luxembourg” and, together with Abbott France and Abbott Gibraltar, the “Abbott Subsidiaries”). According to Item 4 of the Schedule 13 D/A filed by Abbott with the SEC on August 10, 2015, Abbott Gibraltar distributed 62,782,018 Mylan ordinary shares to Abbott Products on July 28, 2015 (the “Distribution”). Contemporaneously with the Distribution, Abbott Products became a party to the Shareholder Agreement by executing a joinder agreement thereto. As a result of the Distribution, Abbott Gibraltar no longer beneficially owns any Mylan ordinary shares. The Shareholder Agreement will terminate when Abbott no longer beneficially owns any of the ordinary shares of Mylan issued to it in connection with the EPD Transaction. So long as Abbott beneficially owns at least five percent of the ordinary shares of Mylan, Abbott is required to vote each Mylan voting security (a) in favor of all those persons nominated and recommended to serve as directors of Mylan’s board of directors (“Board of Directors”) or any applicable committee thereof and (b) with respect to any other action, proposal, or matter to be voted on by the shareholders of Mylan (including through action by written consent), in accordance with the recommendation of the Mylan Board of Directors or any applicable committee thereof. However, Abbott is free to vote at its discretion in connection with any proposal submitted for a vote of the Mylan shareholders in respect of (a) the issuance of equity securities in connection with any merger, consolidation, or business combination of Mylan, (b) any merger, consolidation, or business combination of Mylan, or (c) the sale of all or substantially all the assets of Mylan, except where such proposal has not been approved or recommended by the Mylan Board of Directors in which event Abbott must vote against the proposal. Further information on the Shareholder Agreement can be found in the Registration Statement.

(2)         Based on Schedule 13D/A filed by Abbott, Abbott Luxembourg and Abbott Products with the SEC on August 10, 2015 (the “Schedule 13D/A”), Abbott has sole voting power over 0 shares, shared voting power over 69,750,000 shares, sole dispositive power over 0 shares, and shared dispositive power over 69,750,000 shares; Abbott France has sole voting power, shared voting power, sole dispositive power and shared dispositive power over 0 shares; Abbott Products has sole voting power over 0 shares, shared voting power over 62,782,018 shares, sole dispositive power over 0 shares, and shared dispositive power over 62,782,018 shares; and Abbott Luxembourg has sole voting power over 0 shares, shared voting power over 6,967,982 shares, sole dispositive power over 0 shares, and shared dispositive power over 6,967,982 shares. According to Item 4 of the Schedule 13D/A filed by Abbott on April 6, 2015, on March 31, 2015, the Abbott Subsidiaries entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Goldman Sachs & Co., as representatives of the several underwriters named therein, and Mylan relating to an underwritten public resale offering by the Abbott Subsidiaries of an aggregate of 35,000,000 ordinary shares of Mylan (the “Offering”). The ordinary shares were sold at a price of $56.89125 per ordinary share. This amount represents the $58.35 public offering price per ordinary share, less underwriting discounts and commissions of $1.45875 per ordinary share. The Offering was completed on April 6, 2015. Pursuant to the Underwriting Agreement, Abbott Luxembourg, for no additional consideration, granted the representatives of the Underwriters a 30-day option to purchase up to an additional 5,250,000 ordinary shares of Mylan from Abbott Luxembourg on the same terms. According to Item 4 of the Schedule 13D/A filed by Abbott on April 10, 2015, on April 7, 2015, the representatives of the Underwriters delivered notice of their exercise of the foregoing option in full. The sale of ordinary shares pursuant to the exercise of the option was completed on April 10, 2015.

(3)         Based on Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 15, 2015 with respect to Mylan Inc., BlackRock, Inc. has sole voting power over 31,701,037 shares, shared voting power over 0 shares, sole dispositive power over 34,852,351 shares, and shared dispositive power over 0 shares.

(4)         Based on Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 11, 2015 with respect to Mylan Inc., The Vanguard Group, Inc. has sole voting power over 651,279 shares, shared voting power over 0 shares, sole dispositive power over 28,228,670 shares, and shared dispositive power over 612,489 shares.

(5)         On February 27, 2015, in connection with the EPD Transaction, each share of Mylan Inc. common stock issued and outstanding was cancelled and automatically converted into and became the right to receive one Mylan ordinary share.

B.7

Selected historical key financial information

The following table sets forth the selected historical consolidated financial and operating data of Mylan as of and for each of the years in the five-year period ended December 31, 2014 and as of and for the three and six months ended June 30, 2015 and 2014, and as of and for the three months ended March 31, 2015 and 2014. The selected historical financial information as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011, and 2010, has been derived from Mylan’s audited consolidated financial statements and the unaudited selected historical financial information as of and for the three and six months ended June 30, 2015 and 2014 and as of and for the three months ended March 31, 2015 and 2014 from its unaudited interim condensed consolidated financial statements which include, in the opinion of Mylan’s management, all normal and recurring adjustments that are necessary for the fair presentation of the results for such interim periods and dates. Mylan N.V. is considered the successor to Mylan Inc., and the information set forth below refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015. On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business. The results of the Acquired EPD Business’s operations have been included in Mylan’s condensed consolidated financial statements since the acquisition date. The selected historical consolidated financial information may not be indicative of the future performance of Mylan.

No material change in the financial or trading position of Mylan has occurred since the end of the last financial period for which financial statements were prepared, being June 30, 2015.

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Mylan and subsidiaries - Condensed Consolidated Statements of Operations
	(Unaudited) Three Months Ended March 31,		(Unaudited) Three Months Ended June 30,		(Unaudited) Six Months Ended June 30,		Year Ended December 31,

(in millions, except per share amounts)	2015	2014	2015	2014	2015	2014	2014	2013	2012	2011(1)	2010

Total revenues	$1,871.7	$1,715.6	$2,371.7	$1,837.3	$4,243.4	$3,552.9	$7,719.6	$6,909.1	$6,796.1	$6,129.8	$5,450.5
Cost of sales(2)	1,041.6	977.8	1,363.6	1,028.5	2,405.2	2,006.3	4,191.6	3,868.8	3,887.8	3,566.4	3,233.1

Gross profit	830.1	737.8	1,008.1	808.8	1,838.2	1,546.6	3,528.0	3,040.3	2,908.3	2,563.4	2,217.4

Operating expenses:
Research and development	169.9	118.0	168.2	155.4	338.1	273.4	581.8	507.8	401.3	294.7	282.1
Selling, general, and administrative	483.2	377.7	564.2	404.1	1,047.4	781.8	1,625.7	1,408.5	1,392.4	1,214.6	1,086.6
Litigation settlements, net	17.7	3.1	(0.9)	23.2	16.8	26.3	47.9	(14.6)	(3.1)	48.6	127.1
Other operating (income) expense, net	—	—	—	—	—	—	(80.0)	3.1	8.3	—	—

Earnings from operations	159.3	239.0	276.6	226.1	435.9	465.1	1,352.6	1,135.5	1,109.4	1,005.5	721.6
Interest expense	79.5	82.7	93.9	84.6	173.4	167.3	333.2	313.3	308.7	335.9	331.5
Other expense (income), net	18.5	4.6	2.0	3.7	20.5	8.3	44.9	74.9	(3.5)	15.0	34.2

Earnings before income taxes and noncontrolling interest	61.3	151.7	180.7	137.8	242.0	289.5	974.5	747.3	804.2	654.6	355.9
Income tax provision	4.7	35.1	12.8	11.2	17.5	46.3	41.4	120.8	161.2	115.8	10.4

Net earnings attributable to the noncontrolling interest	—	(0.7)	(0.1)	(1.4)	(0.1)	(2.1)	(3.7)	(2.8)	(2.1)	(2.0)	(0.4)

Net earnings attributable to Mylan N.V. ordinary shareholders before preferred dividends	56.6	115.9	167.8	125.2	224.4	241.1	929.4	623.7	640.9	536.8	345.1
Preferred dividends	—	—	—	—	—	—	—	—	—	—	121.5
Net earnings attributable to Mylan N.V. ordinary shareholders	$56.6	$115.9	$167.8	$125.2	$224.4	$241.1	$929.4	$623.7	$640.9	$536.8	$223.6

Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.14	$0.31	$0.34	$0.34	$0.49	$0.65	$2.49	$1.63	$1.54	$1.25	$0.69
Diluted	$0.13	$0.29	$0.32	$0.32	$0.46	$0.61	$2.34	$1.58	$1.52	$1.22	$0.68

Weighted average ordinary shares outstanding:
Basic	418.0	372.3	490.1	373.8	454.0	373.1	373.7	383.3	415.2	430.8	324.5
Diluted	443.8	396.7	521.9	397.4	482.8	397.0	398.0	394.5	420.2	438.8	329.0

Mylan and subsidiaries - Condensed Consolidated Balance Sheets
	(Unaudited) March 31,		(Unaudited) June 30,		Year Ended December 31,

(in millions, except share and per share amounts)	2015	2014	2015	2014	2014	2013	2012	2011	2010

Total assets	$22,123.8	$15,355.0	$22,794.6	$15,602.8	$15,886.6	$15,294.8	$11,931.9	$11,598.1	$11,536.8
Working capital(3)	2,138.4	1,692.9	2,522.0	1,875.8	1,481.2	1,507.1	1,709.2	1,005.7	1,749.8
Short-term borrowings	169.2	370.5	436.3	248.0	330.7	439.8	299.0	128.1	162.5
Long-term debt, including current portion of long-term debt	8,292.7	7,780.6	7,989.6	7,918.2	8,138.5	7,586.5	5,431.9	5,168.2	5,268.2
Total equity	9,093.2	3,191.7	9,569.3	3,352.7	3,276.0	2,959.9	3,355.8	3,504.8	3,615.4

(1)        The weighted average common shares outstanding includes the full year effect of the conversion of the 6.50% mandatorily convertible preferred stock into approximately 125.2 million shares of Mylan common stock.

(2)         Cost of sales includes the following amounts primarily related to the amortization of purchased intangibles from acquisitions: $140.2 million and $99.9 million, for the three months ended March 31, 2015 and 2014, respectively, $242.7 million and $87.0 million for the three months ended June 30, 2015 and 2014, respectively, $382.9 million and $186.8 million for the six months ended June 30, 2015 and 2014, respectively, and $391.3 million, $353.1 million, $349.5 million, $348.6 million and $309.2 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. In addition, cost of sales included the following amounts related to impairment charges to intangible assets: $27.7 million, $18.0 million, $41.6 million and $16.2 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively.

(3)         Working capital is calculated as current assets minus current liabilities.

B.8

Selected key pro forma financial information

The following selected unaudited pro forma financial information gives effect to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega Pharma Invest N.V. (“Omega”)) both of which are accounted for under the acquisition method of accounting in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) 805, Business Combinations, with Mylan as the acquirer. The selected unaudited pro forma financial information has been compiled and prepared in accordance with U.S. GAAP. The selected unaudited pro forma condensed combined balance sheet information as of June 30, 2015 is based on the condensed consolidated balance sheet of Mylan as of June 30, 2015, the condensed consolidated balance sheet of Perrigo as of June 27, 2015, and has been prepared to reflect the acquisition of Perrigo as if it had occurred on June 30, 2015. The selected unaudited pro forma condensed combined statements of operations information for the six months ended June 30, 2015, is based on the condensed consolidated statements of operations of Mylan for the six months ended June 30, 2015, the condensed consolidated statements of operations of Perrigo for the six months ended June 27, 2015 and the pro forma impacts of the Omega transaction on Perrigo as reported by Perrigo on June 15, 2015 for the three months ended December 31, 2014, and the combined results of operations of the Acquired EPD Business for the period from January 1, 2015 to February 27, 2015, the acquisition date of the Acquired EPD Business. On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business. The results of the Acquired EPD Business’s operations have been included in our condensed consolidated financial statements since the acquisition date. The selected unaudited pro forma condensed combined statements of operations information gives effect to the acquisition of Perrigo (including Omega) and of the Acquired EPD Business as if each had occurred on January 1, 2015, reflecting only pro forma adjustments that are factually supportable.

The selected unaudited pro forma financial information is based on the condensed consolidated financial statements of Mylan and the related notes thereto, the consolidated and the condensed consolidated financial statements of Perrigo and the related notes thereto, the consolidated financial statements of Omega and the related notes thereto, the pro forma impact of the Omega transaction on Perrigo as disclosed by Perrigo and the combined financial statements of the Acquired EPD Business.

The selected unaudited pro forma financial information is for informational purposes only. It does not purport to indicate the results that would have actually been attained had the proposed acquisition of Perrigo (including Omega) or the acquisition of the Acquired EPD Business been completed on the assumed date or for the period presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price using its best estimates of fair value. These estimates are based on the most recently available public information. To the extent there are significant changes to the business of Perrigo, the assumptions and estimates herein could change significantly.

Mylan is not affiliated with Perrigo and has not had the cooperation of Perrigo’s management, advisors or auditors or due diligence access to Perrigo or its business or management in the preparation of the unaudited pro forma condensed combined financial information included in the Prospectus. Mylan has not received information from Perrigo concerning its business and financial condition for any purpose, including preparing the unaudited pro forma condensed combined financial information. Accordingly, the unaudited pro forma condensed combined financial information included in the Prospectus has been prepared by Mylan based solely on publicly available information, including Perrigo’s financial statements, SEC filings, analyst reports and investor presentations.

The unaudited pro forma financial information has been presented for illustrative purposes only and because of its nature, addresses a hypothetical situation and is not necessarily indicative of the results of operations or financial position that would have been achieved had either transaction been consummated on the dates indicated above, or the future consolidated results of operations or financial position of Mylan.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information (in millions)
			June 30, 2015
			(Pro forma combined)
Total assets			$ 61,515.6
Long-term debt, including current portion			24,393.4
Total liabilities			36,195.4
Total equity			25,320.2
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information (in millions, except per share amounts)

In order to comply with the applicable EU prospectus rules relating to pro forma financial information presented in an EU prospectus, certain adjustments (described in detail below) have been made to the pro forma financial information presented in the US Prospectus.

	Six Months Ended June 30, 2015
	(Pro forma combined)
(Unaudited, in millions except per share amounts)	US Prospectus	Adjustments	EU Prospectus
Total revenues	$7,464.8	$-	$ 7,464.8
Earnings from operations	489.7	(240.6)	249.1
Interest expense	375.4	209.1	584.5
Loss before income taxes and noncontrolling interest	(195.7)	(449.7)	(645.4)
Net earnings attributable to the noncontrolling interest	(0.1)	-	(0.1)
Net loss attributable to Mylan N.V. ordinary shareholders	(228.5)	(406.9)	(635.4)
Loss per ordinary share attributable to Mylan N.V.
Basic	$(0.28)	$(0.49)	$ (0.77)
Diluted	$(0.28)	$(0.49)	$ (0.77)
Weighted average ordinary shares outstanding:
Basic	829.2	-	829.2
Diluted	829.2	-	829.2

Adjustments for acquisition-related costs, totalling $240.6 million, and debt issuance costs were made to the unaudited pro forma financial statement of operations. There is no continuing impact of these acquisition-related and debt issue costs, thus, the impact was excluded from the Unaudited Pro Forma Condensed Combined Statement of Operations in the US Prospectus. The total adjustment for acquisition-related costs include additional transaction costs of $124.0 million for the proposed acquisition of Perrigo, and the removal of the pro forma adjustments made in the US Prospectus of $85.1 million, $11.0 million and $20.5 million, related to historical transaction costs incurred for the acquisition of the EPD Business, the proposed acquisition of Perrigo and Perrigo’s acquisition of Omega, respectively, which were not eliminated in this Prospectus. No tax effect was recorded for the acquisition-related costs as the tax deductibility of these costs has not been assessed at this time. The estimated amortization impact on interest expense related to the debt issuance costs of $390.8 million is $209.1 million. The tax effect of such amount is included.

The following additional selected unaudited pro forma financial information summarizes the potential impact of Mylan acquiring less than 100% of the Perrigo ordinary shares.

Additional Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information
(Unaudited, in millions)	June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total assets	$61,772.4	$61,649.6	$ 61,515.6
Long-term debt, including current portion	18,993.4	21,693.4	24,393.4
Total liabilities	30,795.4	33,495.4	36,195.4
Total equity, excluding noncontrolling interest	17,350.7	21,326.7	25,318.8
Noncontrolling interest	13,626.3	6,827.5	1.4
Total equity	30,977.0	28,154.2	25,320.2
Additional Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information
(Unaudited, in millions except per share amounts)	Six Months Ended June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100.0%
Total revenues	$7,464.8	$7,464.8	$ 7,464.8
Earnings from operations	249.1	249.1	249.1
Interest expense	452.1	518.3	584.5
Loss before income taxes and noncontrolling interest	(513.0)	(579.2)	(645.4)
Net loss (earnings) attributable to the noncontrolling interest	285.6	143.0	(0.1)
Net loss attributable to Mylan N.V. ordinary shareholders	(237.2)	(436.0)	(635.4)
Loss per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$(0.36)	$(0.59)	$ (0.77)
Diluted	$(0.36)	$(0.59)	$ (0.77)
Weighted average ordinary shares outstanding:
Basic	660.3	744.6	829.2
Diluted	660.3	744.6	829.2

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B.9	Forecast or estimate of the profit Adjusted diluted EPS for 2015 is expected to be in the range of $4.15 to $4.35.
B.10

Qualification of the auditor

Not applicable. The auditors have not qualified their reports on the historical financial information included in, or incorporated by reference into, the Prospectus.

The auditor’s reports on the combined financial statements of the Acquired EPD Business for the years ended December 31, 2014 and December 31, 2013 include an emphasis-of-matter paragraph relating to expense allocations for certain corporate functions historically provided by Abbott. These allocations may not be reflective of the actual expense which would have been incurred had Acquired EPD Business operated as a separate entity apart from Abbott.

B.11

Working capital statement

Mylan is of the opinion that, Mylan N.V. and its subsidiaries have, and following the completion of the Perrigo transaction Mylan N.V. and its subsidiaries (including Perrigo and its subsidiaries) will have, sufficient working capital (in this case meaning: cash resources, available bank facilities, and additional available liquidity) for their present requirements, that is for at least the twelve month period following the date of publication of this Prospectus.

Section C - Securities
C.1

Description of the Shares

The Shares are ordinary registered shares in book-entry form in Mylan’s capital. The Mylan ordinary shares are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “MYL”. The ISIN (International Security Identification Number) of the Mylan ordinary shares is NL0011031208.

C.2	Currency of the Shares The Mylan ordinary shares are listed and traded on NASDAQ in US dollars. The nominal value of the Shares is in Euros.
C.3

Share capital

As at September 9, 2015, Mylan’s issued share capital consisted of (i) 491,702,037 ordinary shares and (ii) 488,388,431 preferred shares each having a nominal value of €0.01. All ordinary shares have been fully paid up.

C.4

Rights attached to the Shares

Mylan’s ordinary shares carry a pre-emptive right with respect to issuances of ordinary shares in Mylan’s capital in proportion to the aggregate amount of the ordinary shares held by the relevant shareholder. Mylan’s ordinary shares carry no pre-emptive right with respect to issuances of preferred shares in Mylan’s capital. Also, no pre-emptive right exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of Mylan or Mylan’s group companies, or (iii) to a party exercising a previously acquired right to subscribe for shares. Until February 27, 2020, Mylan’s board of directors may restrict or exclude any pre-emptive rights with respect to any share issuance (including subscription rights thereto) that Mylan’s board of directors is authorized to resolve upon. From and after February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any share issuance (including subscriptions rights thereto) for shares pursuant to a resolution of the general meeting upon a proposal duly made by our board, or pursuant to a resolution of the board if the power and authority to restrict or exclude pre-emptive rights has been delegated to the board by the general meeting for such period (but in any event not to exceed five years) as the general meeting may determine. Each such delegation by the general meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.

Each of Mylan’s shares confers the right to cast one vote at Mylan’s general meeting of shareholders.

Subject to certain restrictions of Dutch law, ordinary shares in Mylan’s capital also carry an entitlement to distributions of profits, profits from reserves and distributions of liquidation proceeds. In respect of a distribution of profits or liquidation proceeds, if preferred shares in Mylan’s capital have been issued, a preferential distribution shall first be made on those preferred shares, as specified by Mylan’s articles of association.

C.5	Restrictions on transferability Not applicable. The Mylan ordinary shares are listed on NASDAQ and are transferable under Mylan’s articles of association.
C.6

Listing

Not applicable. The ordinary shares in Mylan’s capital (including the Shares) are not, and there is no intention for them to be, admitted to listing and trading on a regulated market in the European Economic Area.

C.7

Dividend policy

Mylan did not pay dividends in 2014, 2013 or 2012 and Mylan does not intend to pay dividends on its ordinary shares in the near future. In the event that a dividend will be distributed, Mylan’s profits as they appear from the adopted annual accounts will be distributed as follows:

●    first, if preferred shares in Mylan’s capital are outstanding, a dividend is distributed to those preferred shares in accordance with Mylan’s articles of association; and

●    second, Mylan’s Board of Directors will determine which part of the profits remaining after such distribution on the preferred shares, if applicable, will be reserved.

Interim dividends may be declared as provided in the articles of association and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Section D - Risks
D.1

Risks relating to the Business of Mylan

Risks relating to the Business of Mylan

●    Abbott’s subsidiaries that hold Mylan ordinary shares are collectively a significant beneficial shareholder of ours and the presence of a significant beneficial shareholder may affect the ability of our other shareholders to exercise influence over us, especially in light of certain voting obligations under our Shareholder Agreement with Abbott and its subsidiaries.

●    Provisions in our governance arrangements or that are otherwise available under Dutch law could discourage, delay, or prevent a change in control of us and may affect the market price of our ordinary shares.

●    We do not anticipate paying dividends for the foreseeable future, and our shareholders must rely on increases in the trading price of the ordinary shares to obtain a return on their investment.

●    The market price of the ordinary shares may be volatile, and the value of your investment could materially decline.

●    The EPD Transaction may not achieve the intended benefits or may disrupt our plans and operations.

●    We expect to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws (including under applicable income tax treaties), regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the EPD Transaction, may materially adversely affect us.

●    The U.S. Internal Revenue Service may not agree that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes.

●    If the intercompany terms of cross border arrangements that we have among our subsidiaries are determined to be inappropriate or ineffective, our tax liability may increase.

●    The EPD Transaction may not give us the ability to achieve competitive financial flexibility and expected effective corporate tax rate.

●    Unanticipated changes in our tax provisions or exposure to additional income tax liabilities and changes in income tax laws and tax rulings may have a significant adverse impact on our effective tax rate and income tax expense.

●    We may be or become taxable in a jurisdiction other than the United Kingdom or the Netherlands and may remain a dual resident company for tax purposes for an indeterminate time and this may increase the aggregate tax burden on us.

●    We have and will incur direct and indirect costs as a result of the EPD Transaction.

●    We have grown at a very rapid pace and expect to aggressively pursue additional acquisition opportunities that make financial and strategic sense for us. Our inability to effectively manage or support this growth may have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or ordinary share price.

●    Current and changing economic conditions may adversely affect our industry, business, partners and suppliers, financial condition, results of operations, cash flows, and/or ordinary share price.

●    Our business, financial condition, and results of operations are subject to risks arising from the international scope of our operations.

●    We are subject to the U.S. Foreign Corrupt Practices Act, U.K. Bribery Act, and similar worldwide anticorruption laws, which impose restrictions on certain conduct and may carry substantial fines and penalties.

●    Our failure to comply with applicable environmental and occupational health and safety laws and regulations worldwide could adversely impact our business, financial condition, results of operations, cash flows, and/or ordinary share price.

●    Currency fluctuations and changes in exchange rates could adversely affect our business, financial condition, results of operations, cash flows, and/or ordinary share price.

●    Our significant operations in India may be adversely affected by regulatory, economic, social, and political uncertainties or change, major hostilities, military activity, and/or acts of terrorism in Southern Asia.

●    We may not be able to fully realize the anticipated benefits of our acquisition of the Agila Specialties operations in India.

●    An inability to identify or successfully bid for suitable acquisition targets, or consummate and effectively integrate recent and future potential acquisitions, or to effectively deal with and respond to unsolicited business proposals could limit our future growth and have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or ordinary share price.

●    We may decide to sell assets, which could adversely affect our prospects and opportunities for growth.

●    Charges to earnings resulting from acquisitions could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or ordinary share price.

●    The significant and increasing amount of intangible assets and goodwill recorded on our balance sheet, mainly related to acquisitions, may lead to significant impairment charges in the future which could lead us to have to take significant charges against earnings.

●    The pharmaceutical industry is heavily regulated and we face significant costs and uncertainties associated with our efforts to comply with applicable regulations.

●    The use of legal, regulatory, and legislative strategies by both brand and generic competitors, including but not limited to “authorized generics” and regulatory petitions, as well as the potential impact of proposed and new legislation, may increase costs associated with the introduction or marketing of our generic products, could delay or prevent such introduction, and could significantly reduce our profit.

●    If we are unable to successfully introduce new products in a timely manner, our future revenue may be adversely affected.

●    We expend a significant amount of resources on research and development efforts that may not lead to successful product introductions.

●    Even after our products receive regulatory approval, such products may not achieve expected levels of market acceptance.

●    The development, manufacture and sale of biosimilar products poses unique risks, and our failure to successfully introduce biosimilar products could have a negative impact on our business and future operating results.

●    Our business is highly dependent upon market perceptions of us, our brands, and the safety and quality of our products, and may be adversely impacted by negative publicity or findings.

●    The illegal distribution and sale by third parties of counterfeit versions of our products or of diverted or stolen products could have a negative impact on our reputation and our business.

●    Our competitors, including branded pharmaceutical companies, and/or other third parties, may allege that we and/or our suppliers are infringing upon their intellectual property, including in an “at risk launch” situation, impacting our ability to launch a product, and/or our ability to continue marketing a product, and/or forcing us to expend substantial resources in resulting litigation, the outcome of which is uncertain.

●    If we or any partner or supplier fail to obtain or adequately protect or enforce our intellectual property rights, then we could lose revenue under our licensing agreements or lose sales to generic copies of our branded products.

●    Both our generics and specialty businesses develop, formulate, manufacture, or in-license and market products that are subject to economic risks relating to intellectual property rights, competition, and market unpredictability.

●    We face vigorous competition from other pharmaceutical manufacturers that threatens the commercial acceptance and pricing of our products.

●    A relatively small group of products may represent a significant portion of our revenues, gross profit, or net earnings from time to time.

●    A significant portion of our revenues is derived from sales to a limited number of customers.

●    Our business could be negatively affected by the performance of our collaboration partners and suppliers.

●    We may experience declines in the sales volume and prices of our products as the result of the continuing trend toward consolidation of certain customer groups, such as the wholesale drug distribution and retail pharmacy industries, as well as the emergence of large buying groups.

●    We depend to a large extent on third-party suppliers and distributors for raw materials, particularly the chemical compound(s) that constitute the active pharmaceutical ingredients that we use to manufacture our products, as well as certain finished goods, including certain controlled substances. These third-party suppliers and distributors may experience delays in or inability to supply us with raw materials necessary to the development and/or manufacture of our products.

●    The supply of API into Europe may be negatively affected by recent regulations promulgated by the European Union.

●    We have a limited number of manufacturing facilities and certain third party suppliers producing a substantial portion of our products, some of which require a highly exacting and complex manufacturing process.

●    Our reporting and payment obligations related to our participation in U.S. federal health care programs, including Medicare and Medicaid, are complex and often involve subjective decisions that could change as a result of new business circumstances, new regulations or agency guidance, or advice of legal counsel. Any failure to comply with those obligations could subject us to investigation, penalties, and sanctions.

●    We may experience reductions in the levels of reimbursement for pharmaceutical products by governmental authorities, health maintenance organizations, or other third-party payers. In addition, the use of tender systems and other forms of price control could reduce prices for our products or reduce our market opportunities.

●    Legislative or regulatory programs that may influence prices of pharmaceutical products could have a material adverse effect on our business.

●    Health care reform legislation could have a material adverse effect on our business.

●    We are involved in various legal proceedings and certain government inquiries and may experience unfavorable outcomes of such proceedings or inquiries.

●    We have a number of clean energy investments which are subject to various risks and uncertainties.

●    We have significant indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations under such indebtedness. Any refinancing of this debt could be at significantly higher interest rates. Our substantial indebtedness could lead to adverse consequences.

●    The total amount of indebtedness related to Mylan Inc.’s outstanding Cash Convertible Notes due 2015 (the “Cash Convertible Notes”) will increase if our ordinary share price increases. Also, Mylan Inc. has entered into hedges and warrant transactions in connection with the Cash Convertible Notes in order to hedge some of the risk associated with the potential increase of indebtedness and settlement value. Such transactions have been consummated with certain counterparties, mainly highly rated financial institutions. Any increase in indebtedness, net exposure related to the risk or failure of any counterparties to perform their obligations, could have adverse effects on us, including under our debt agreements.

●    We enter into various agreements in the normal course of business which periodically incorporate provisions whereby we indemnify the other party to the agreement.

●    There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any future changes in estimates, judgments and assumptions used or necessary revisions to prior estimates, judgments or assumptions or changes in accounting standards could lead to a restatement or revision to previously issued financial statements.

●    We must maintain adequate internal controls and be able on an annual basis to provide an assertion as to the effectiveness of such controls.

●    Our future success is highly dependent on our continued ability to attract and retain key personnel. Loss of key personnel could lead to loss of customers, business disruption, and a decline in revenues, adversely affect the progress of pipeline products, or otherwise adversely affect our operations.

●    The historical information about the Acquired EPD Business and its combined financial statements is not necessarily representative of the results that the Acquired EPD Business would have achieved if operated by Mylan.

●    Our actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this Prospectus.

●    The Acquired EPD Business has no history operating in the structure in which it currently operates.

●    The Acquired EPD Business and Abbott are interdependent with respect to certain transition services and manufacturing and supply of certain products and share certain intellectual property.

●    Our business relationships, including customer relationships, may be subject to disruption due to the EPD Transaction.

●    We are in the process of enhancing and further developing our global enterprise resource planning systems and associated business applications, which could result in business interruption if we encounter difficulties.

●    We are increasingly dependent on information technology and our systems and infrastructure face certain risks, including cybersecurity and data leakage risks.

●    The expansion of social media platforms presents new risks and challenges.

●    For a certain period after consummation of the EPD Transaction, we may not be permitted to enter into certain transactions that might otherwise be beneficial to our shareholders.

Risks related to the Perrigo proposal

●    If completed, the Perrigo transaction may not achieve the intended benefits or may disrupt Mylan’s plans and operations.

●    If goodwill or other intangible assets that Mylan records in connection with the Perrigo transaction and a compulsory acquisition become impaired, Mylan could have to take significant charges against earnings.

●    Mylan will need to timely and effectively implement its internal controls over Perrigo’s operations as required under the U.S. Sarbanes-Oxley Act of 2002.

●    Mylan currently expects that the offer will be accretive to its adjusted annual earnings per share by year four following consummation thereof and expects the offer to be dilutive prior to that time. Such dilution to Mylan’s annual adjusted earnings per share may negatively affect the market price of Mylan ordinary shares.

●    Mylan will incur significant transaction-related costs in connection with the Perrigo transaction, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or ordinary share price.

●    Mylan will incur a substantial amount of indebtedness to acquire the Perrigo ordinary shares pursuant to the offer and a compulsory acquisition.

●    Disruption in the financial markets could affect Mylan’s ability to refinance the bridge loan credit facility on favorable terms, or at all.

●    Mylan will have significant additional indebtedness which could adversely affect our financial position and prevent us from fulfilling our obligations with respect to such indebtedness. Any refinancing of this debt could be at significantly higher interest rates. Mylan’s substantial indebtedness could lead to adverse consequences.

●    Loss of key personnel could lead to loss of customers, business disruption, and a decline in revenues, adversely affect the progress of pipeline products, or otherwise adversely affect the operations of Mylan.

●    The exchange ratio for the share portion of the Perrigo transaction consideration does not include an adjustment mechanism. Because the market price of Mylan ordinary shares may fluctuate, Mylan shareholders cannot be sure of the market value of the Mylan ordinary shares that will be issued in connection with the Perrigo transaction.

●    Failure to acquire 100% of the Perrigo ordinary shares may affect our ability to complete any post-closing restructuring of Perrigo and its subsidiaries. This could reduce or delay the operational or other synergies to Mylan.

●    Mylan has not had access to Perrigo’s non-public information. Therefore, Mylan may be subject to unknown liabilities of Perrigo.

●    The market price of Mylan ordinary shares after the Perrigo transaction may be affected by factors different from those currently affecting Mylan and Perrigo ordinary shares.

●    The market for Mylan ordinary shares may be adversely affected by the issuance of shares pursuant to the Perrigo transaction.

●    Current Mylan shareholders will have a reduced ownership and voting interest after the consummation of the Perrigo transaction and will exercise less influence over the management and policies of Mylan as a result of the Perrigo transaction.

●    The business relationships of Mylan and Perrigo, including customer relationships, may be subject to disruption due to uncertainty associated with the Perrigo transaction.

●    If counterparties to certain agreements with Perrigo, including certain debt agreements, do not consent, change of control rights under those agreements may be triggered as a result of the Perrigo acquisition, which could cause Mylan to lose the benefit of such agreements and incur material liabilities or replacement costs.

●    The Perrigo acquisition, if successful, will trigger certain provisions contained in Perrigo’s employee benefit plans or agreements that will require Mylan to make change in control payments.

●    Certain shareholders own a significant portion of our ordinary shares and may engage in transactions that may adversely affect the market price of our ordinary shares.

●    Mylan may amend or waive one or more of the conditions to the acquisition without re-soliciting Mylan shareholder approval.

D.3

Risks relating to the Shares

Risks related to the offer

●    The exchange ratio for the share portion of the offer consideration does not include an adjustment mechanism. Because the market price of Mylan ordinary shares may fluctuate, Perrigo shareholders cannot be sure of the market value of the Mylan ordinary shares that will be issued in connection with the offer.

●    The offer may adversely affect the liquidity and value of non-tendered Perrigo ordinary shares.

●    Failure to acquire 100% of the Perrigo ordinary shares may affect our ability to complete any post-closing restructuring of Perrigo and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to Mylan.

●    Although Mylan has committed to make any and all divestitures and other substantive actions, necessary or required, in order to clear or approve the acquisition under the U.S. Hart–Scott–Rodino Antitrust Improvements Act of 1976, Mylan must obtain required approvals and consents to consummate the offer, which, if delayed or not granted, may jeopardize or delay the consummation of the offer, result in additional expenditures of money and resources, and/or reduce the anticipated benefits of the offer.

●    Mylan has not negotiated the price or terms of the offer with Perrigo’s board of directors.

●    Mylan has not had access to Perrigo’s non-public information. Therefore, Mylan may be subject to unknown liabilities of Perrigo.

●    The market price of Mylan ordinary shares after the offer may be affected by factors different from those currently affecting Perrigo ordinary shares.

●    The market for Mylan ordinary shares may be adversely affected by the issuance of shares pursuant to the offer and a compulsory acquisition.

●    The Mylan ordinary shares to be received by Perrigo shareholders as consideration will have different rights from the Perrigo ordinary shares.

●    Perrigo shareholders will have a reduced ownership and voting interest after the consummation of the offer and a compulsory acquisition and will exercise less influence over the management and policies of Mylan than they do over Perrigo.

●    Mylan will incur significant transaction-related costs in connection with the offer and a compulsory acquisition, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

●    The business relationships of Mylan and Perrigo, including customer relationships, may be subject to disruption due to uncertainty associated with the offer.

●    If counterparties to certain agreements with Perrigo, including certain debt agreements, do not consent, change of control rights under those agreements may be triggered as a result of the offer, which could cause Mylan to lose the benefit of such agreements and incur material liabilities or replacement costs.

●    The offer, if successful, will trigger certain provisions contained in Perrigo’s employee benefit plans or agreements that will require Mylan to make change in control payments.

Section E - Offer
E.1

Use of proceeds

Not applicable, as the Shares to be issued in the offer (plus cash consideration) will be exchanged for issued and outstanding Perrigo ordinary shares. As a result, there will be no proceeds for Mylan as a result of the offer.

E.2a

Reasons for the offering

Mylan’s Board of Directors believes that Perrigo is the right next strategic transaction for Mylan and that the combination of Mylan and Perrigo demonstrates clear and compelling industrial logic and will generate significant value for both companies’ stakeholders through the creation of a one-of-a-kind global healthcare company that has complementary businesses and cultures, unmatched scale in its operations, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends. We believe that the combination of Mylan and Perrigo would deliver to Perrigo’s shareholders significantly greater near-term and long-term value than they could otherwise obtain on a standalone basis and further the interests of Mylan’s other stakeholders and the sustainable success of Mylan’s business.

E.3	Terms and conditions of the offering The offer will be subject to the following conditions:

●    satisfaction of the acceptance condition;

●    receipt of Mylan shareholder approval (which condition was satisfied on August 28, 2015);

●    effective registration statement;

●    NASDAQ listing;

●    no Perrigo share buyback, reduction, redemption, dividends and similar actions;

●    no Perrigo acquisitions, disposals, joint ventures, mergers and similar transactions;

●    no frustrating actions (within the meaning of Rule 21 of the Irish Takeover Rules);

●    compliance with European Merger Regulation (which condition was satisfied on July 29, 2015);

●    compliance with Irish Competition Act;

●    US Hart-Scott-Rodino clearance;

●    general regulatory and antitrust/competition matters;

●    observance of/compliance with requisite notifications, waiting periods and authorisations;

●    certain matters arising as a result of any arrangement, agreement etc.;

●    no-occurrence of certain events since June 28, 2014;

●    no adverse change, litigation, regulatory enquiry or similar matters;

●    no discovery of certain matters regarding information, liabilities and environmental matters;

●    compliance with Directive 2003/71/EC; and

●    compliance with securities law of the State of Israel.

E.4

Interest material to the offering

After due inquiry and to the best of our knowledge and belief, none of the directors, named executive officers or other affiliates, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Perrigo. To Mylan’s knowledge, after reasonable inquiry, none of our directors or named executive officers nor any of their respective associates or majority owned subsidiaries, beneficially owns or has the right to acquire any securities of Perrigo or has effected any transaction in securities of Perrigo during the past 60 days.

E.5	Selling shareholder and lock-up agreements Not applicable. There is no selling shareholder in the offering of the Shares and the Shares will not be subject to lock-up agreements.
E.6

Dilution

In order to comply with the applicable EU prospectus rules relating to pro forma financial information presented in an EU prospectus, certain adjustments have been made to the pro forma financial information presented in the US Prospectus.

The historical per share earnings, dividends and book value of Mylan and Perrigo shown in the tables below are derived from (a) with respect to Mylan, its unaudited condensed consolidated financial statements for the six months ended June 30, 2015 and (b) with respect to Perrigo, its unaudited condensed consolidated financial statements for the six months ended June 27, 2015. The pro forma comparative basic and diluted earnings per share data give effect to the offer and compulsory acquisition using the acquisition method of accounting in accordance with ASC 805, Business Combinations, as if the offer and compulsory acquisition had been completed on January 1, 2015. The pro forma book value per share information was computed as if the offer and compulsory acquisition had been completed on June 30, 2015. The per share pro forma information assumes that all Perrigo ordinary shares are converted into Mylan ordinary shares at the exchange ratio of 2.3. The equivalent pro forma per share information was derived by multiplying the combined company pro forma per share information by the exchange ratio of 2.3.

The pro forma data shown in the tables below is unaudited and for illustrative purposes only. You should not rely on this data as being indicative of the historical results that would have been achieved had Mylan and Perrigo always been combined or the future results that the combined company will achieve after the consummation of the offer and compulsory acquisition.

		Six Months Ended June 30, 2015

		Mylan		Perrigo

		Historical	Combined Company Pro Forma	Equivalent Pro Forma

	Basic earnings (loss) per share	$0.49	$(0.77)	$(1.77)
	Diluted earnings (loss) per share	$0.46	$(0.77)	$(1.77)
	Cash dividends declared per share	—	—	—
	Book value per share at period end	$19.47	$31.23	$71.83
		Six Months Ended June 27, 2015

		Perrigo

		Historical

	Basic loss per share	$(0.28)
	Diluted loss per share	$(0.29)
	Cash dividends declared per share	$0.250
	Book value per share at period end	$72.89

E.7

Estimated expenses charged to the investor

Not applicable. If an investor is the record owner of Perrigo ordinary shares and those shares are directly tendered to Mylan in the offer, the investor will not have to pay any brokerage fees, commissions or similar expenses.

RISK FACTORS

Before investing in the Shares, prospective investors should consider carefully all of the information in this Prospectus, including the specific risks and uncertainties included on (i) pages 21-32 of the US Prospectus, (ii) pages 24-46 of the Annual Report on Form 10-K of Mylan Inc., which is considered the predecessor to Mylan, filed with the SEC on March 2, 2015, as amended by the Form 10-K/A filed with the SEC on April 30, 2015, and as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015, (iii) pages 61-93 of Mylan’s Quarterly Report on Form 10-Q, filed with the SEC on May 8, 2015 and (iv) pages 76-81 of Mylan’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2015 (all such documents being incorporated by reference into this Prospectus), for a description of the material risks that should be considered before investing in Mylan ordinary shares.

If any of the risks actually occurs, our business, results of operations or financial condition could be materially adversely affected. In that event, the value of the Shares could decline and an investor might lose part or all of the investor’s investment. Although we believe that the risks and uncertainties described in or incorporated by reference into this Prospectus (as discussed in the previous paragraph), are the material risks and uncertainties facing our business and the Shares, additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, results of operations or financial condition and could negatively affect the price of the Shares.

Prospective investors should read the detailed information set out elsewhere in this Prospectus and should reach their own views before making an investment decision with respect to any Shares. Furthermore, before making an investment decision with respect to any Shares, prospective investors should consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisers and carefully review the risks associated with an investment in the Shares.

US PROSPECTUS

Offer to Exchange

Each Outstanding Ordinary Share

of

Perrigo Company plc

for

$75.00 in Cash and

2.3 Mylan N.V. Ordinary Shares

by

MYLAN N.V.

Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan”), is offering, upon the terms and subject to the conditions set forth in this prospectus/offer to exchange and in the accompanying letter of transmittal, to exchange each of the issued and outstanding ordinary shares, par value €0.001 per ordinary share (“Perrigo ordinary shares”), of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), for (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 ordinary shares, nominal value €0.01 per share, of Mylan (“Mylan ordinary shares”). Mylan’s obligation to accept for exchange, and to exchange, Perrigo ordinary shares for Mylan ordinary shares is subject to terms and conditions which are described in Appendix I to this prospectus/offer to exchange.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 1:00 P.M. (IRISH TIME)/8:00 A.M. (NEW YORK CITY TIME), ON NOVEMBER 13, 2015, OR THE “EXPIRATION DATE,” UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE, BUT NOT DURING ANY SUBSEQUENT OFFER PERIOD. SEE “THE OFFER” BEGINNING ON PAGE 45 OF THIS PROSPECTUS/OFFER TO EXCHANGE.

Mylan ordinary shares are listed on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “MYL.” Perrigo ordinary shares are listed on the New York Stock Exchange (“NYSE”) and the Tel Aviv Stock Exchange (“TASE”) under the symbol “PRGO.”

FOR A DISCUSSION OF RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE OFFER, PLEASE CAREFULLY READ THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “RISK FACTORS” BEGINNING ON PAGE 22 OF THIS PROSPECTUS/OFFER TO EXCHANGE.

Mylan has not authorized any person to provide any information or to make any representation in connection with the offer other than the information contained or incorporated by reference in this prospectus/offer to exchange, and if any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by Mylan.

MYLAN IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND A PROXY TO MYLAN.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus/offer to exchange. Any representation to the contrary is a criminal offense.

The date of this prospectus/offer to exchange is September 14, 2015

THIS PROSPECTUS/OFFER TO EXCHANGE INCORPORATES BY REFERENCE IMPORTANT BUSINESS AND FINANCIAL INFORMATION ABOUT MYLAN AND PERRIGO FROM DOCUMENTS THAT EACH COMPANY HAS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, REFERRED TO AS THE “SEC,” BUT WHICH HAVE NOT BEEN INCLUDED IN OR DELIVERED WITH THIS PROSPECTUS/OFFER TO EXCHANGE.

THIS INFORMATION IS AVAILABLE AT THE INTERNET WEBSITE THE SEC MAINTAINS AT WWW.SEC.GOV, AS WELL AS FROM OTHER SOURCES. SEE THE SECTION OF THIS PROSPECTUS/OFFER TO EXCHANGE ENTITLED “WHERE YOU CAN FIND MORE INFORMATION” BEGINNING ON PAGE 165 OF THIS PROSPECTUS/OFFER TO EXCHANGE. YOU ALSO MAY REQUEST COPIES OF THESE DOCUMENTS FROM MYLAN, WITHOUT CHARGE, UPON WRITTEN OR ORAL REQUEST TO MYLAN’S INFORMATION AGENT AT ITS ADDRESS OR TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE. IN ORDER TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS, YOU MUST MAKE YOUR REQUEST NO LATER THAN NOVEMBER 6, 2015, WHICH IS FIVE BUSINESS DAYS PRIOR TO THE EXPIRATION DATE.

The offer is being made solely by this prospectus/offer to exchange and the accompanying letter of transmittal, and any amendments or supplements thereto, and is being made to all holders of Perrigo ordinary shares. Mylan is not aware of any State within the United States where the making of the offer or the tender of Perrigo ordinary shares in connection therewith would not be in compliance with the laws of such State. If Mylan becomes aware of any State in which the making of the offer or the tender of Perrigo ordinary shares in connection therewith would not be in compliance with applicable law, Mylan will make a good faith effort to comply with any such law. If, after such good faith effort, Mylan cannot comply with any such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Perrigo ordinary shares in such State. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Mylan by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in doubt about this offer, you should consult an independent financial adviser who, if you are taking advice in Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations 2007 (S.I. No. 60 of 2007).

Mylan reserves the right, with the consent of the Irish Takeover Panel (the “Irish Takeover Panel”), to elect to implement the acquisition of the Perrigo ordinary shares by way of a scheme of arrangement under Sections 449 to 455 of the Companies Act 2014 of Ireland, as the case may be. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the offer. In particular, condition (a) to the offer will not apply and the scheme of arrangement will become effective and binding on the following:

(i)	approval at a court meeting or any separate class meeting, if applicable, which may be required by the court (or any adjournment thereof) by a majority in number of the holders of Perrigo ordinary shares present and voting, either in person or by proxy, representing 75% or more in value of the Perrigo ordinary shares held by such holders;

(ii)	the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Perrigo’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Perrigo ordinary shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)	the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Mylan); and

(iv)	office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 86 of the Companies Act 2014 of Ireland in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

NOTE ON INFORMATION CONCERNING PERRIGO

We have taken all information concerning Perrigo, its business, management and operations contained or incorporated by reference in this prospectus/offer to exchange from publicly available information. This information may be examined and copies may be obtained at the places and in the manner set forth in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information” beginning on page 165. We are not affiliated with Perrigo, and we have not had the cooperation of Perrigo’s management, advisors or auditors or due diligence access to Perrigo or its business or management. Therefore, non-public information concerning Perrigo’s business and financial condition was not available to us for the purpose of preparing this prospectus/offer to exchange. Although we have no knowledge that would indicate that any information or statements relating to Perrigo contained or incorporated by reference in this prospectus/offer to exchange are inaccurate or incomplete, we were not involved in the preparation of the information or the statements and cannot verify them.

Any financial information regarding Perrigo that may be detrimental to Mylan and its subsidiaries, including Perrigo, after completion of the offer, and that has not been publicly disclosed by Perrigo, or errors in our estimates due to the lack of cooperation from Perrigo, may have an adverse effect on the benefits we expect to achieve through the consummation of the offer.

Pursuant to Rule 409 under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-21 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are requesting that Perrigo provide us with information required for complete disclosure regarding Perrigo’s businesses, operations, financial condition and management. If we receive the information before the offer expires and we consider it to be material, reliable and appropriate, then we will amend or supplement this prospectus/offer to exchange to provide this information.

Auditor’s reports were issued on Perrigo’s financial statements as of and for the year ended June 27, 2015 and included in Perrigo’s filings with the SEC. Pursuant to Rule 439 under the Securities Act, we are required to obtain the consent of Perrigo’s independent registered public accounting firm to incorporate by reference their audit reports included in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015 into this prospectus/offer to exchange or to refer to them by name in this prospectus/offer to exchange. The SEC has granted Mylan dispensation from such consent requirement pursuant to Rule 437 under the Securities Act. We have requested consent from Perrigo’s independent registered public accounting firm and, as of the date hereof, have not received such consent. If we receive this consent, we will promptly file it as an exhibit to our registration statement of which this prospectus/offer to exchange forms a part. Because we have not been able to obtain the consent of Perrigo’s independent registered public accounting firm to incorporate by reference their audit reports, you may not be able to assert a claim against Perrigo’s independent registered public accounting firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Perrigo’s independent registered public accounting firm or any omissions to state a material fact required to be stated therein.

An auditor’s report was issued on Omega Pharma Invest N.V.’s (“Omega”) financial statements as of and for the year ended December 31, 2014 included in Appendix IV to this prospectus/offer to exchange. Pursuant to Rule 436 under the Securities Act, we are required to obtain the consent of Omega’s statutory audit firm to include in this prospectus/offer to exchange their audit report with respect to Omega’s financial statements as of and for the year ended December 31, 2014 and to refer to them by name in this prospectus/offer to exchange. The SEC has granted Mylan dispensation from such consent requirement pursuant to Rule 437 under the Securities Act. We have requested consent from Omega’s statutory audit firm and, as of the date hereof, have not received such consent. If we receive this consent, we will promptly file it as an exhibit to our registration statement of which this prospectus/offer to exchange forms a part. Because we have not been able to obtain the consent of Omega’s statutory audit firm to include their audit reports, you may not be able to assert a claim against Omega’s statutory audit firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Omega’s statutory audit firm or any omissions to state a material fact required to be stated therein.

i

IMPORTANT DATES AND TIMES

You should take note of the dates and times set forth in the table below in connection with the offer. These dates and times may change in accordance with the terms and conditions of the offer, as described in this prospectus/offer to exchange.

Event	Time and/or date
Mylan extraordinary general meeting of shareholders	August 28, 2015

Mailing of this prospectus/offer to exchange and transmittal materials and publication of the other offer documents; beginning of the initial offer period	September 14, 2015

Latest time and date for Perrigo shareholders to accept the offer	1:00 p.m. (Irish Time) 8:00 a.m. (New York City Time), on November 13, 2015

Payment of consideration to Perrigo shareholders who accept during the offer period (the “Settlement Date”)	On or about November 18, 2015

Mylan ordinary shares to be issued in the offer begin trading on the NASDAQ	On or about the Settlement Date

If the offer becomes or is declared wholly unconditional and sufficient acceptances have been received, Mylan intends to apply the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland to acquire compulsorily any outstanding Perrigo ordinary shares not acquired or agreed to be acquired pursuant to the offer or otherwise.

v

QUESTIONS AND ANSWERS ABOUT THE OFFER

This section includes some of the questions that you, as a holder of the ordinary shares Perrigo Company plc, or “Perrigo,” may have regarding the offer, along with answers to those questions. This section and the section of this prospectus/offer to exchange entitled “Summary of the Offer” together provide a summary of the material terms of the offer. These sections highlight selected information from this prospectus/offer to exchange, but do not contain all of the information that may be important to you. To better understand the offer, you should read this entire prospectus/offer to exchange, including the appendices, carefully, as well as those additional documents incorporated by reference or referred to in this prospectus/offer to exchange. You may obtain the information incorporated by reference into this prospectus/offer to exchange by following the instructions in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange.

References in this prospectus/offer to exchange to “Mylan,” “we,” “us” and “our” refer to Mylan N.V. and, where applicable, its subsidiaries.

1.	Who is offering to acquire my Perrigo ordinary shares?

The offer is made by Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands. Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to the broadest range of high quality, affordable medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, Mylan offers a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. Mylan also operates one of the largest active pharmaceutical ingredient manufacturers, and currently markets products in about 145 countries and territories. Mylan’s workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time.

2.	What is Mylan offering to acquire in the offer?

We are seeking to acquire all issued and outstanding ordinary shares, par value €0.001 per share, of Perrigo.

3.	What will I receive for my Perrigo ordinary shares?

In exchange for each Perrigo ordinary share you validly tender and do not properly withdraw before the expiration date, you will receive (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 Mylan ordinary shares. No fractions of Mylan ordinary shares will be issued to Perrigo shareholders as consideration. Any fractional entitlements will be rounded up or down to the nearest whole number (with fractional entitlements of 0.5 of a Mylan ordinary share being rounded up).

Solely for purposes of illustration, the following table sets forth the value of the cash and Mylan ordinary shares you will receive in the offer in exchange for each Perrigo ordinary share you validly tender and do not properly withdraw before the expiration date at different assumed market prices of Mylan ordinary shares (without giving effect to any required withholding taxes):

Assumed Market Price of Mylan Ordinary Shares	Assumed Value of 2.3 Mylan Ordinary Shares	Cash Consideration per Perrigo Ordinary Share	Value of Cash and Share Consideration per Perrigo Ordinary Share
$45.00	$103.50	$75.00	$178.50
$50.00	$115.00	$75.00	$190.00
$55.00	$126.50	$75.00	$201.50

The market prices of Mylan ordinary shares used in the above table are for purposes of illustration only. The price of Mylan ordinary shares fluctuates and may be higher or lower than the prices assumed in these examples at the time Perrigo ordinary shares are exchanged pursuant to this offer. Each $1.00 increase or decrease in the market value of Mylan ordinary shares corresponds to an increase or decrease, respectively, of $2.30 to the value of the cash and ordinary share consideration you will receive in the offer in exchange for each Perrigo ordinary share you validly tender and do not properly withdraw. On September 11, 2015, the last trading date prior to the date of this prospectus/offer to exchange, the closing price of a Mylan ordinary share was $48.65. You are encouraged to obtain current market quotations for Perrigo ordinary shares and Mylan ordinary shares prior to making any decision with respect to the offer.

For more information, see “Risk Factors—Risks Related to the Offer—The exchange ratio for the share portion of the offer consideration does not include an adjustment mechanism. Because the market price of Mylan ordinary shares may fluctuate, Perrigo shareholders cannot be sure of the market value of the Mylan ordinary shares that will be issued in connection with the offer” on page 27 of this prospectus/offer to exchange.

On September 8, 2015, Mylan issued an announcement confirming that the consideration for each Perrigo ordinary share will not be increased absent another potential offeror for Perrigo emerging. Any such increase in consideration other than in a de minimis amount would require further approval from Mylan shareholders.

4.	Will I have to pay any fee or commission to exchange Perrigo ordinary shares?

If you are the record owner of your Perrigo ordinary shares and you directly tender your Perrigo ordinary shares to us in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your Perrigo ordinary shares through a broker, dealer, bank, trust company or other nominee and your broker, dealer, bank, trust company or other nominee tenders your Perrigo ordinary shares on your behalf, your broker, dealer, bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply.

5.	Why is Mylan making this offer?

We are making the offer to acquire control of Perrigo and, ultimately, all of the outstanding Perrigo ordinary shares. The offer, as the first step in the acquisition of Perrigo, is intended to facilitate the acquisition of Perrigo as promptly as practicable. If the offer becomes or is declared wholly unconditional and sufficient acceptances have been received, Mylan intends to apply the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland to acquire compulsorily any outstanding Perrigo ordinary shares not acquired or agreed to be acquired pursuant to the offer or otherwise. The amount of cash and number of Mylan ordinary shares payable as consideration for the acquisition of any Perrigo ordinary shares compulsorily acquired in this manner will be the same as that payable in respect of Perrigo ordinary shares tendered under the offer (any fractional entitlements will be rounded up or down to the nearest whole number with fractional entitlements of 0.5 of a Mylan ordinary share being rounded up), as described in Question 3 above “What will I receive for my Perrigo ordinary shares?”. For more information, see “The Offer—Plans for Perrigo” beginning on page 74 of this prospectus/offer to exchange.

6.	What are the benefits of a combination of Mylan and Perrigo?

Mylan believes that Perrigo is the right next strategic transaction for Mylan and that the combination of Mylan and Perrigo demonstrates clear and compelling industrial logic and will generate significant value for our shareholders and other stakeholders through the creation of a one-of-a-kind global healthcare company that has complementary businesses and cultures, unmatched scale in its operations, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends. We believe that the combination of Mylan and Perrigo would deliver to Mylan’s and Perrigo’s shareholders significantly greater near-term and long-term value than they could otherwise obtain on a standalone basis and further the interests of Mylan’s other stakeholders and the sustainable success of Mylan’s business.

While Mylan continues pursuing engagement with Perrigo on a consensual transaction, Mylan has commenced this offer in order to bring this compelling transaction directly to shareholders in the event that the Perrigo board of directors continues to block Mylan from pursuing the acquisition of Perrigo.

For more information, see “Background and Reasons for the Offer—Reasons for the Offer” beginning on page 42 of this prospectus/offer to exchange.

7.	Will the Perrigo board of directors make a solicitation/recommendation statement concerning the offer?

On April 29, 2015, Perrigo issued announcements purporting to reject the offer. Under SEC rules, the Perrigo board of directors will be required to make a recommendation or state that it is neutral or is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and related matters, no later than ten business days from the date the offer is first published, sent or given to Perrigo shareholders. Perrigo will also be required to send to you a copy of its Schedule 14D-9 that you should review carefully upon receipt. Under the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (the “Irish Takeover Rules”), the Perrigo board of directors must, unless the Irish Takeover Panel consents otherwise, mail a first response document to Perrigo shareholders within 14 days of the mailing of this document. The first response document must, among other things, contain the Perrigo board’s opinion on the offer (and any alternative offers).

8.	Have you discussed the offer with the Perrigo board of directors?

As of the date of this prospectus/offer to exchange, Perrigo and its board of directors have refused to engage in discussions with Mylan regarding the offer despite repeated requests by Mylan to engage. On April 6, 2015, Mylan’s Executive Chairman Robert J. Coury delivered a non-binding proposal to acquire Perrigo in a cash-and-share transaction to Perrigo’s President, Chief Executive Officer and Chairman, Joseph P. Papa. Mr. Coury also explained to Mr. Papa that Mylan was seeking a friendly and cooperative transaction between Mylan and Perrigo. On April 24, 2015, Mylan issued a Rule 2.5 announcement under the Irish Takeover Rules setting forth its legally binding commitment to commence the offer, subject to satisfaction of a pre-condition relating to clearance of the transaction under the HSR Act (as defined below). On April 29, 2015, Mylan revised and updated the Rule 2.5 announcement to increase the offer price for each Perrigo ordinary share to $75 in cash and 2.3 Mylan ordinary shares. For more information, see “The Offer—Regulatory Approvals; Certain Other Legal Matters” beginning on page 85 of this prospectus/offer to exchange.

9.	Will U.S. taxpayers be taxed on the Mylan ordinary shares and cash received in the offer or a compulsory acquisition?

The receipt of Mylan ordinary shares and cash in exchange for Perrigo ordinary shares pursuant to the offer or a compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Perrigo ordinary shares will recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Mylan ordinary shares and cash received and (ii) the shareholder’s adjusted tax basis in the Perrigo ordinary shares exchanged therefor. A U.S. Holder’s adjusted tax basis in the Perrigo ordinary shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions. Mylan recommends that U.S. Holders consult their own tax advisors as to the particular tax consequences of the offer and a compulsory acquisition, including the effect of U.S. federal, state, and local tax laws or foreign tax laws. For more information, see “The Offer—Material Tax Considerations—U.S. Federal Income Tax Considerations” beginning on page 56 of this prospectus/offer to exchange for a more detailed description of the U.S. federal income tax consequences of the offer and a compulsory acquisition.

10.	Will Irish taxpayers be taxed on the Mylan ordinary shares and cash received in the offer or a compulsory acquisition?

For Irish tax purposes, Irish Holders (as defined in “The Offer—Material Tax Considerations—Irish Tax Considerations”) who receive cash in respect of their Perrigo ordinary shares may be subject to Irish capital gains tax (in the case of individuals) or Irish corporation tax (in the case of companies) to the extent that the proceeds realised from such disposition exceed the indexed base cost of their Perrigo ordinary shares plus incidental selling expenses. Shareholders who are not resident in Ireland and do not carry on any trade in Ireland through a branch or agency with which the shares are connected will not have a liability to Irish capital gains tax or corporation tax on gains in respect of the transaction. For more information, see “The Offer—Material Tax Considerations—Irish Tax Considerations” beginning on page 65 of this prospectus/offer to exchange.

11.	Will Israeli taxpayers be taxed on the Mylan ordinary shares and cash received in the offer or a compulsory acquisition?

The exchange of Perrigo ordinary shares pursuant to the offer or a compulsory acquisition will be a taxable transaction for Israeli income tax purposes. Accordingly, an Israeli Holder (as defined in “The Offer—Material Tax Considerations—Israeli Income Tax Considerations”) of Perrigo ordinary shares who receives Mylan ordinary shares and cash in exchange for such Israeli Holder’s Perrigo ordinary shares generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the fair market value of the Mylan ordinary shares and cash received and such Israeli Holder’s adjusted tax basis in the Perrigo ordinary shares exchanged therefor. For more information, see “The Offer—Material Tax Considerations—Israeli Income Tax Considerations” beginning on page 71 of this prospectus/offer to exchange.

MYLAN URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU AS A RESULT OF THE OFFER AND/OR A COMPULSORY ACQUISITION.

12.	What are the conditions of the offer?

The consummation of the offer is conditioned on, among other things:

•	Mylan receiving valid acceptances in respect of such number of Perrigo ordinary shares representing more than 50% of the entire issued and unconditionally allotted (i.e., shares which a person has an unconditional right to have issued to him or her, but which have not yet been issued) Perrigo ordinary shares (calculated on a fully-diluted basis) (the “acceptance threshold”);

•	Mylan shareholders having approved the offer and adopted any other resolutions instrumental thereto;

•	there being no share buyback, redemption or reduction in respect of Perrigo ordinary shares;

•	there being no distributions or dividends with respect to Perrigo ordinary shares;

•	there being no acquisitions or disposals, joint ventures or similar transactions by Perrigo;

•	no resolution being passed at a shareholder meeting of Perrigo to approve any transaction for the purposes of Rule 21 of the Irish Takeover Rules;

•	Perrigo taking no frustrating action (within the meaning of Rule 21 of the Irish Takeover Rules);

•	to the extent applicable to the offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (the “HSR Act”) having been terminated or having expired (in each case in connection with the offer) or a final decision to clear or approve the consummation of the acquisition contemplated by the offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, in each case prior to the latest time the offer may become or be declared wholly unconditional as to acceptances in accordance with the Irish Takeover Rules (the “HSR Condition”);

•	the European Commission deciding that the proposed transaction is compatible with the relevant provisions of Council Regulation (EC) No. 139/2004 (the “EU Merger Regulation”), and the terms or conditions to which any such decision is or may be subject being acceptable to Mylan (which condition was satisfied on July 29, 2015); and

•	apart from the immediately preceding conditions, all other necessary or appropriate permits, approvals, clearances and consents of, or filings with, any governmental regulatory authority having been procured or made, as applicable, all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate), and no governmental authority, regulatory body, court or tribunal having decided to take or having done or decided to do anything which would or would reasonably be expected to make the offer void, illegal or unenforceable or materially delay the ability of Mylan, or render Mylan unable, to acquire some or all of the Perrigo ordinary shares.

Mylan has reserved the right to waive certain conditions to the consummation of the offer. Mylan may not assert any condition to the offer (other than the acceptance condition) unless the circumstances that give rise to such assertion are of material significance to Mylan in the context of the offer, and the Irish Takeover Panel has agreed that this is the case.

See “The Offer—Certain Conditions of the Offer” on page 54 and Appendix I to this prospectus/offer to exchange for all the conditions to the offer.

13.	What does it mean for the offer to become or be declared “ wholly unconditional?”

The offer will become or be declared wholly unconditional when all of the conditions of the offer set forth in Appendix I have been satisfied, fulfilled or, to the extent permitted, waived by Mylan. The minimum acceptance condition of more than 50% cannot be, or be treated as, satisfied until all of the other conditions have been satisfied, fulfilled or, to the extent permitted, waived. Mylan will not acquire your Perrigo ordinary shares pursuant to the offer until the conditions to the offer are satisfied or waived. The offer cannot become wholly unconditional prior to the end of the offer period and you will not have withdrawal rights after the offer becomes or is declared wholly unconditional. The expiration date of the offer generally may not be extended without the consent of the Irish Takeover Panel.

14.	How long will it take to complete your proposed transaction?

The timing of completing the transaction will depend on a variety of factors. Mylan is committed to facilitating the acquisition of Perrigo as promptly as practicable.

The commencement of the offer to Perrigo shareholders is pre-conditioned on one of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the HSR Act, (ii) a final decision to clear or approve the consummation of the acquisition of Perrigo contemplated by the offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) September 13, 2015. The consummation of the offer is also subject to certain additional regulatory requirements. For more information, see “The Offer—Regulatory Approvals; Certain Other Legal Matters” beginning on page 85 of this prospectus/offer to exchange.

Mylan has an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the U.S. Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the pre-condition to making the offer relating to the clearance of the Transaction under the HSR Act is satisfied. Although no actions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of HSR clearance. For more information, see “The Offer—Regulatory Approvals; Certain Other Legal Matters” beginning on page 85 of this prospectus/offer to exchange.

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15.	Do I have to vote to approve the offer or a compulsory acquisition?

No. Your vote is not required. You simply need to tender your ordinary shares if you choose to do so. However, the offer can only be completed if Perrigo shareholders shall have validly tendered and not properly withdrawn prior to the expiration of the offer such number of Perrigo ordinary shares representing more than 50% of the entire issued and unconditionally allotted (i.e., shares which a person has an unconditional right to have issued to him/her, but which have not yet been issued) Perrigo ordinary shares (calculated on a fully-diluted basis).

For additional information regarding the circumstances under which there may be a compulsory acquisition of Perrigo ordinary shares, see Question 27 on page xiv of this prospectus/offer to exchange.

16.	Do Mylan shareholders have to vote to approve the offer or a compulsory acquisition?

Yes. Mylan shareholders must approve the offer and the issuance of Mylan ordinary shares to Perrigo shareholders in the offer and a compulsory acquisition. On August 28, 2015, Mylan shareholders approved the offer and the issuance of Mylan ordinary shares to Perrigo shareholders in the offer and a compulsory acquisition.

17.	Is Mylan’s financial condition relevant to my decision to tender Perrigo ordinary shares in the offer?

Yes. Mylan’s financial condition is relevant to your decision to tender your Perrigo ordinary shares because part of the consideration you will receive if your Perrigo ordinary shares are exchanged in the offer will consist of Mylan ordinary shares. You should therefore consider Mylan’s financial condition before you decide to become one of Mylan’s shareholders through the offer. You also should consider the possible effect that Mylan’s acquisition of Perrigo will have on Mylan’s financial condition. This prospectus/offer to exchange contains financial information regarding Mylan and Perrigo, as well as pro forma financial information (which does not reflect any of our expected synergies) for the proposed combination of Mylan and Perrigo, all of which we encourage you to review. For more information, see “Risk Factors—Risks Related to Mylan Following Completion of the Offer—Mylan will incur a substantial amount of indebtedness to acquire the Perrigo ordinary shares pursuant to the offer and a compulsory acquisition” on page 25 of this prospectus/offer to exchange.

18.	Does Mylan have the financial resources to complete the offer and a compulsory acquisition?

The offer is fully financed and not subject to any financing condition or contingency.

The cash portion of the consideration in the offer will be financed by a new bridge loan credit facility of approximately $12.5 billion arranged by Goldman Sachs Bank USA that was entered into by Mylan on April 24, 2015, and amended on April 29, 2015 and on August 6, 2015.

We estimate that the total amount of cash required to complete the transactions contemplated by the offer and a compulsory acquisition, including payment of any fees, expenses and other related amounts incurred in connection with the offer and a compulsory acquisition, will be approximately $11.6 billion.

Goldman Sachs, in its capacity as financial advisor to Mylan, has stated that it is satisfied that sufficient resources will be available to satisfy in full the cash consideration payable upon full acceptance of the offer by Perrigo’s shareholders.

For additional details on the proposed financing, see “The Offer—Financing of the Offer; Source and Amount of Funds” beginning on page 79 of this prospectus/offer to exchange.

19.	What percentage of Mylan ordinary shares will former holders of Perrigo ordinary shares own after the offer and a compulsory acquisition?

Mylan has assumed that the number of Perrigo ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in Perrigo’s Annual Report on Form 10-K for the year ended June 27, 2015, and that the number of Mylan ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in this prospectus/offer to exchange. Based on these assumptions regarding the number of shares, we expect that, if all Perrigo ordinary shares are acquired pursuant to the offer and a compulsory acquisition, Mylan shareholders will own, in the aggregate, approximately 60% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition and former Perrigo shareholders will own, in the aggregate, approximately 40% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition.

20.	When does your offer expire?

The offer is scheduled to expire at 1:00 p.m. (Irish Time)/8:00 a.m. (New York City Time), on November 13, 2015, unless further extended by Mylan with the consent of the Irish Takeover Panel. When we make reference to “the expiration of the offer” or the “expiration date” anywhere in this prospectus/offer to exchange, this is the time to which we are referring, including, if extended, any later time that may apply. The expiration date of the offer generally may not be extended without the consent of the Irish Takeover Panel. For more information, see “The Offer—Extension, Termination and Amendment” beginning on page 46 of this prospectus/offer to exchange. Also see Question 13 above “What does it mean for the offer to become or be declared “wholly unconditional”?”.

21.	Can the expiration date of the offer be extended and, if so, under what circumstances?

The expiration date of the offer generally may not be extended without the consent of the Irish Takeover Panel. With such consent, Mylan could extend the expiration date of the offer at any time or from time to time until such time after the previously scheduled expiration date as the Irish Takeover Panel may approve.

If the offer becomes or is declared wholly unconditional at the end of the initial 60-day offer period, Mylan will also provide a “subsequent offer period” for the offer of at least 14 days. The subsequent offer period is not an extension of the offer. Rather, the subsequent offer period will be an additional period of time, beginning after Mylan has accepted for exchange all ordinary shares tendered during the offer, during which Perrigo shareholders who did not tender their ordinary shares in the offer may tender their ordinary shares and receive the same consideration provided in the offer. For more information, see “The Offer—Extension, Termination and Amendment” beginning on page 46 of this prospectus/offer to exchange.

Any decision to extend the expiration date of the offer will be made public by announcement regarding such extension as described under “The Offer—Extension, Termination and Amendment” beginning on page 46 of this prospectus/offer to exchange.

22.	After the offer is consummated, do you intend to replace some or all of Perrigo’s directors with your designees for directors?

Yes. We currently intend, as soon as practicable after consummation of the offer, to replace at least a majority of the Perrigo directors with our designees for directors.

We also have previously indicated that we are open to discussing with Perrigo the possibility of potentially including some of the Perrigo directors on the Mylan Board.

23.	How do I tender my ordinary shares?

To tender shares into the offer, you must deliver a completed and executed letter of transmittal (which constitutes the form of acceptance for the offer for the purposes of the Irish Takeover Rules) and any other required documents, including, if you hold Perrigo shares directly in certificated form, the certificates representing your ordinary shares, to American Stock Transfer & Trust Company, LLC, the exchange agent for the offer, or tender such shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Procedure for Tendering” beginning on page 49 of this prospectus/offer to exchange, not later than the expiration date. The letter of transmittal is enclosed with this prospectus/offer to exchange. If your shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your shares through The Depository Trust Company.

If you cannot deliver everything required to make a valid tender to the exchange agent before the expiration of the offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the exchange agent within three New York Stock Exchange trading days. However, the exchange agent must receive the missing items within that three-trading-day period.

For a complete discussion on the procedures for tendering your shares, see “The Offer—Procedure for Tendering” beginning on page 49 of this prospectus/offer to exchange.

24.	Until what time can I withdraw tendered shares?

You can withdraw tendered shares at any time until the expiration date of the offer, and if we have not agreed to accept your shares for exchange within 60 days after commencement of the offer, you can withdraw them at any time after such time until we accept shares for exchange. You may not withdraw shares tendered during the subsequent offer period. For more information, see Question 20 above “When does your offer expire?”.

For a complete discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights” beginning on page 52 of this prospectus/offer to exchange.

25.	How do I withdraw tendered shares?

To withdraw tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the exchange agent while you have the right to withdraw shares. If you tendered shares by giving instructions to a broker, dealer, bank, trust company or other nominee, you must instruct the broker, dealer, bank, trust company or other nominee to arrange for the withdrawal of your shares and such broker, dealer, bank, trust company or other nominee must effectively withdraw such shares while you still have the right to withdraw shares. For a complete discussion on the procedures for withdrawing your shares, see “The Offer—Withdrawal Rights” beginning on page 52 of this prospectus/offer to exchange.

26.	When and how will I receive the offer consideration in exchange for my tendered ordinary shares?

If the offer becomes or is declared wholly unconditional on the expiration date of the offer, Mylan will accept for exchange and will promptly exchange for cash and Mylan ordinary shares all Perrigo ordinary shares validly tendered and not properly withdrawn prior to the expiration date. In addition to the requirement under the U.S. tender offer rules to promptly pay the consideration for tendered Perrigo ordinary shares, the Irish Takeover Rules separately require payment no later than 14 days after the expiration date of the offer. For further information in relation to the conditions to the offer, please refer to the section of this prospectus/offer to exchange entitled “The Offer—Certain Conditions of the Offer” beginning on page 54 of this prospectus/offer to exchange. We will deliver the consideration for your validly tendered and not properly withdrawn Perrigo ordinary shares by depositing the cash and share consideration therefor with the exchange agent, which will act as your agent for the purpose of receiving the offer consideration from us and transmitting such consideration to you. In all cases, an exchange of Perrigo ordinary shares that have been tendered and accepted for exchange will be made only after timely receipt by the exchange agent of (1) the certificates representing such shares or a confirmation of a book-entry transfer of such shares into the exchange agent’s account at The Depository Trust Company pursuant to the procedures set forth in “The Offer—Procedure for Tendering” beginning on page 49 of this prospectus/offer to exchange, (2) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in “The Offer—Acceptance for Exchange, and Exchange, of Perrigo Ordinary Shares; Delivery of Mylan Ordinary Shares” beginning on page 48 of this prospectus/offer to exchange) and (3) any other documents required under the letter of transmittal.

27.	Will the offer be followed by a compulsory acquisition?

If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. The amount of cash and number of Mylan ordinary shares payable as consideration for the acquisition of any Perrigo ordinary shares compulsorily acquired in this manner will be the same as that payable in respect of Perrigo ordinary shares tendered under the offer. For more information, see “The Offer—Plans for Perrigo” beginning on page 74 of this prospectus/offer to exchange.

28.	If 80% or more of the shares are tendered and accepted for exchange, will Perrigo continue as a public company?

If 80% or more of the Perrigo ordinary shares are tendered in the offer and a compulsory acquisition takes place, Perrigo will no longer be a separate publicly-traded company. Even if more than 50% but less than 80% of the Perrigo ordinary shares are tendered in the offer and a compulsory acquisition does not take place, if we exchange all the tendered Perrigo ordinary shares, there may be so few remaining shareholders and publicly held shares that the Perrigo ordinary shares will no longer be eligible to be traded on a securities exchange, there may not be a public trading market for the Perrigo ordinary shares, and Perrigo may cease making filings with the SEC or otherwise cease being required to comply with the SEC rules relating to publicly held companies. For more information, see “The Offer—Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration Under the Exchange Act; Margin Regulations” beginning on page 77 of this prospectus/offer to exchange. See “Risk Factors—Risks Related to the Offer—The offer may adversely affect the liquidity and value of non-tendered Perrigo ordinary shares” on page 28 of this prospectus/offer to exchange.

29.	If I decide not to tender, how will the offer affect my Perrigo ordinary shares?

If you do not tender your shares during the offer, and the offer becomes or is declared wholly unconditional within the initial 60-day offer period, there will be a subsequent offer period of at least 14 days during which you can exchange your Perrigo shares for the same amount of cash and the same number of Mylan shares that they would have received had you tendered your shares during the initial offer period. Under the Irish Takeover Rules and SEC rules and regulations, Mylan may extend the subsequent offer period to a date of its choosing.

If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. In these circumstances, holders of Perrigo ordinary shares who have not tendered in the offer or the subsequent offer period will receive, in the compulsory acquisition, the same amount of cash and the same number of Mylan ordinary shares that they would have received had they tendered their shares in the offer.

Mylan will be entitled to initiate a compulsory acquisition process in respect of any outstanding Perrigo ordinary shares once the offer becomes or is declared wholly unconditional and Mylan receives acceptances in respect of at least 80% of Perrigo’s ordinary shares under the offer within four months of the commencement of the offer (including during the subsequent offer period). Notwithstanding that Mylan intends to initiate a compulsory acquisition process promptly following the date on which the foregoing conditions have been satisfied, if such conditions have been satisfied, Mylan will be entitled to compulsorily acquire outstanding Perrigo ordinary shares at any time before the expiration of the period of six months after the date of this prospectus/offer to exchange.

In order to compulsorily acquire the outstanding Perrigo ordinary shares, Mylan will be required to issue a call notice to Perrigo ordinary shareholders who did not tender their shares during the offer indicating that Mylan wishes to acquire the beneficial ownership of their shares. Following receipt of a call notice, Perrigo shareholders who did not tender their shares in the offer will be entitled to apply to the Irish High Court for an order allowing them to retain their shares in Perrigo or amend the terms of the compulsory acquisition. The granting of such an order is at the High Court’s discretion and such an order would usually only be granted where the High Court determines the compulsory acquisition to be unfair or inequitable. Mylan will become obliged to compulsorily acquire any outstanding Perrigo ordinary shares in respect of which notice has been given following the expiration of 30 days after the date on which the call notice was given, or, in the event that a Perrigo shareholder applies to the Irish High Court seeking to retain their shares or amend the terms of the compulsory acquisition, as soon as may be practicable after that application is disposed of.

Notwithstanding that Mylan intends to compulsorily acquire outstanding Perrigo ordinary shares in this manner, if Mylan has received acceptances in respect of at least 80% of Perrigo’s ordinary shares under the offer (including during the subsequent offer period), you will have the right (under Sections 456 to 460 of the Companies Act 2014 of Ireland) to require Mylan to acquire your Perrigo ordinary shares for the same amount of cash and the same number of Mylan ordinary shares as that payable to Perrigo shareholders who tendered in the offer. This right must be exercised within three months of the date on which Mylan issues a notification that the 80% threshold has been reached.

If a compulsory acquisition takes place in the circumstances described above (i.e., following a compulsory acquisition initiated by Mylan or a compulsory acquisition initiated by you as the holder of outstanding Perrigo ordinary shares), the key difference to you if you did not tender your ordinary shares in the offer or the subsequent offer period is that you will receive consideration at a later date, and the Mylan ordinary shares received on that later date may have a market price that is greater or less than the price of Mylan ordinary shares on the date you would have received the consideration if you had tendered in the offer or the subsequent offer period. Mylan will be required to pay the consideration for any outstanding Perrigo ordinary shares compulsorily acquired no later than 30 days after the date on which it becomes obliged to acquire those shares, or in the event that a Perrigo shareholder applies to the Irish High Court seeking to retain his or her shares or amend the terms of the compulsory acquisition, as soon as may be practicable after that application is disposed of.

If the offer is consummated and a compulsory acquisition does not take place, the number of Perrigo shareholders and the number of Perrigo ordinary shares that are still in the hands of the public may be so small that there will no longer be an active public trading market, or, possibly, any public trading market, for these shares, which may affect the prices at which the shares trade. Also, Perrigo may cease making filings with the SEC or otherwise cease to be subject to the SEC rules relating to publicly held companies. For more information, see “The Offer—Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration Under the Exchange Act; Margin Regulations” beginning on page 77 of this prospectus/offer to exchange.

30.	If more than 50% but less than 80% of the Perrigo ordinary shares are tendered in the offer, how does Mylan plan to acquire the remaining Perrigo ordinary shares?

In the event that the offer becomes or is declared wholly unconditional within the initial 60-day offer period and Mylan receives more than 50% but less than 80% acceptances within four months of the commencement of the offer (including during the subsequent offer period), it would not be able to complete a compulsory acquisition and would not acquire 100% of Perrigo’s ordinary shares. In such case, Mylan will evaluate whether it will seek to acquire the remaining portion of Perrigo ordinary shares or whether it will operate Perrigo as a controlled subsidiary (with or without a public float) for the foreseeable future. Any such decision would take into account alternative opportunities for the use of Mylan’s capital. Should Mylan subsequently decide to acquire the remaining portion of Perrigo ordinary shares not tendered in the offer, it may do so by way of a subsequent tender offer or a court sanctioned scheme of arrangement. In addition, following the offer, Mylan may purchase Perrigo ordinary shares from minority shareholders in the open market subject to the requirements of the Irish Takeover Rules. See “The Offer—Acquisition of Any Remaining Perrigo Ordinary Shares Following Consummation of the Offer” beginning on page 72 of this prospectus/offer to exchange.

31.	Are dissenters’ or appraisal rights available in either the offer or compulsory acquisition?

No dissenters’ or appraisal rights are available under the terms of the offer.

If Mylan has received acceptances in respect of at least 80% of Perrigo’s ordinary shares within four months of the commencement of the offer (including during the subsequent offer period), you will have the right (under Sections 456 to 460 of the Companies Act 2014 of Ireland) to require Mylan to acquire your Perrigo ordinary shares for the same amount of cash and the same number of Mylan ordinary shares as that payable to Perrigo shareholders who tendered in the offer. This right must be exercised within 3 months of the date on which Mylan issues a notification that the 80% threshold has been reached.

In the event that the compulsory acquisition procedures described in Question 29 above are implemented, Perrigo shareholders who have not participated in the offer and whose Perrigo ordinary shares are to be compulsorily acquired will have certain rights under the Companies Act 2014 of Ireland to make an application to the Irish courts objecting to the compulsory acquisition or the terms of the compulsory acquisition.

32.	What is the market value of my Perrigo ordinary shares as of a recent date?

On April 7, 2015, the last trading day prior to the disclosure of our initial proposal to acquire Perrigo, the closing price of a Perrigo ordinary share was $164.71 on the NYSE. On September 11, 2015, the last trading day prior to the date of this prospectus/offer to exchange, the closing price of a Perrigo ordinary share was $179.67 on the NYSE. You are encouraged to obtain a recent quotation for Perrigo ordinary shares and Mylan ordinary shares before deciding whether or not to tender your shares.

33.	Where can I find more information on Mylan and Perrigo?

You can find more information about Mylan and Perrigo from various sources described in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information” beginning on page 165.

34.	Whom can I talk to if I have questions about the offer?

You can call the information agent for the offer.

The information agent for the offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: +1 (877) 750-9499

Banks and Brokers May Call Collect: +1 (212) 750-5833

SUMMARY OF THE OFFER

This summary highlights selected information from this prospectus/offer to exchange. To obtain a better understanding of the offer to holders of Perrigo ordinary shares, you should read this entire prospectus/offer to exchange carefully, as well as those additional documents to which we refer you. You may obtain the information incorporated by reference into this prospectus/offer to exchange by following the instructions in the section of this prospectus/offer to exchange entitled “Where You Can Find More Information” beginning on Page 165 of this prospectus/offer to exchange. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Mylan (see page 35)

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to the broadest range of high quality, affordable medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, Mylan offers a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. Mylan also operates one of the largest active pharmaceutical ingredient (“API”) manufacturers, and currently markets products in about 145 countries and territories. Mylan’s workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England and its global headquarters at 1000 Mylan Blvd., Canonsburg, PA 15317. The telephone number of Mylan’s principal executive offices is +44 (0) 1707-853-000. The telephone number of Mylan’s global headquarters is +1 (724) 514-1800. Mylan’s ordinary shares are traded on NASDAQ under the symbol “MYL”.

Perrigo (see page 35)

Perrigo develops, manufactures and distributes over-the-counter (“OTC”) and generic prescription pharmaceuticals, nutritional products and API, and has a specialty sciences business comprised of assets focused predominantly on the treatment of Multiple Sclerosis (Tysabri®). Perrigo is the world’s largest manufacturer of OTC healthcare products for the store brand market. Perrigo offers products across a wide variety of product categories primarily in the United States, the United Kingdom, Mexico, Israel and Australia, as well as many other key markets worldwide, including Canada, China and Latin America.

Perrigo is a public limited company incorporated under the laws of Ireland with its principal executive offices located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. The telephone number of Perrigo’s principal executive offices is +353 1 7094000. In addition, the recent acquisition of Omega provides access to key European countries. The Perrigo ordinary shares are traded on the NYSE and the TASE under the symbol “PRGO”.

Tysabri® is a registered trademark of Biogen MA Inc.

The Offer (see page 45)

Mylan is offering to exchange each outstanding Perrigo ordinary share that is validly tendered and not properly withdrawn prior to the expiration date for (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 Mylan ordinary shares, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying letter of transmittal. Mylan will not issue any fractional ordinary shares pursuant to the offer. Any fractional entitlements will be rounded up or down to the nearest whole number (with fractional entitlements of 0.5 of a Mylan ordinary share being rounded up).

Certain Conditions of the Offer (see page 54)

The consummation of the offer is conditioned on, among other things:

•	Mylan receiving valid acceptances in respect of such number of Perrigo ordinary shares representing more than 50% of the entire issued and unconditionally allotted (i.e., shares which a person has an unconditional right to have issued to him or her, but which have not yet been issued) Perrigo ordinary shares (calculated on a fully-diluted basis) (the “acceptance threshold”);

•	Mylan shareholders having approved the offer and adopted any other resolutions instrumental thereto (which condition was satisfied on August 28, 2015);

•	there being no share buyback, redemption or reduction in respect of Perrigo ordinary shares;

•	there being no distributions or dividends with respect to Perrigo ordinary shares;

•	there being no acquisitions or disposals, joint ventures or similar transactions by Perrigo;

•	no resolution being passed at a shareholder meeting of Perrigo to approve any transaction for the purposes of Rule 21 of the Irish Takeover Rules;

•	Perrigo taking no frustrating action (within the meaning of Rule 21 of the Irish Takeover Rules);

•	to the extent applicable to the offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the HSR Act having been terminated or having expired (in each case in connection with the offer) or a final decision to clear or approve the consummation of the acquisition contemplated by the offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, in each case prior to the latest time the offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

•	the European Commission deciding that the proposed transaction is compatible with the relevant provisions of the EU Merger Regulation, and the terms or conditions to which any such decision is or may be subject being acceptable to Mylan (which condition was satisfied on July 29, 2015); and

•	apart from the immediately preceding conditions, all other necessary or appropriate permits, approvals, clearances and consents of, or filings with, any governmental regulatory authority having been procured or made, as applicable, all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate), and no governmental authority, regulatory body, court or tribunal having decided to take or having done or decided to do anything which would or would reasonably be expected to make the offer void, illegal or unenforceable or to materially delay the ability of Mylan, or render Mylan unable, to acquire some or all of the Perrigo ordinary shares.

Mylan has reserved the right to waive certain conditions to the consummation of the offer.

Mylan has given an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the U.S. Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied. Although no actions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of HSR clearance.

See Part A of Appendix I to this prospectus/offer to exchange for all conditions to the offer. Mylan may not assert any condition to the offer (other than the acceptance condition or the EU Merger Regulation condition) unless the circumstances that give rise to such assertion are of material significance to Mylan in the context of the offer, and the Irish Takeover Panel has agreed that this is the case.

Reasons for the Offer (see page 42)

We believe that Perrigo is the right next strategic transaction for Mylan and that the combination of Mylan and Perrigo demonstrates clear and compelling industrial logic and will generate significant value for shareholders and other stakeholders of both companies through the creation of a one-of-a-kind global healthcare company that has complementary businesses and cultures, unmatched scale in its operations and ability to deliver products and services, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends. We believe that the combination of Mylan and Perrigo would deliver to Mylan’s and Perrigo’s shareholders significantly greater near-term and long-term value than they could otherwise obtain on a standalone basis and further the interests of Mylan’s other stakeholders and the sustainable success of Mylan’s business.

Meaningful Premium, Significant Cash Payment and Superior Equity Value to Perrigo Shareholders.

•	The offer will provide the Perrigo shareholders with a significant cash payment and a meaningful premium.

•	Additionally, if the acquisition is consummated, Perrigo shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized three-year total shareholder return of approximately 37.9%.

More Diverse and Powerful Platform.

•	The businesses of Mylan and Perrigo are highly complementary. Mylan believes that the combined company will have a strong presence in key developed and emerging markets around the world, will open new markets to Mylan products and provide a significant opportunity to optimize platforms in overlapping geographic regions.

•	Mylan expects the combined company will have an attractive, diversified portfolio with critical mass across generics, OTC, specialty brands, and nutritionals.

•	Mylan anticipates the combined company will be a powerful commercial platform with strong reach across multiple channels, giving the combined company an increasingly important strategic advantage in light of the evolving distributor and payor dynamics across geographies.

•	Mylan believes the combined company would have a world-class operating platform, including an unrivaled combined manufacturing platform, renowned supply chain capabilities, vertical integration, and global sourcing excellence with the cost advantages and flexibility to be a leading reliable source of high quality products around the world.

•	Each of Mylan and Perrigo have strong and complementary R&D capabilities, including broad technological capabilities across prescription, OTC and nutritionals products, a track record of success in securing approvals and expertise in complex, difficult-to-formulate products, and Mylan believes that the combined company would continue to expand our robust pipeline, bring hundreds of new products to market every year and drive long-term growth.

•	Mylan anticipates that the combined company will have greater potential for continued expansion through business development and acquisitions across business lines.

A Combined Company with a Strong Financial Profile.

•	The combination of Mylan and Perrigo will result in a stronger and more diverse platform with a strong financial profile, including approximately $15.3 billion in 2014 pro forma total revenues.

•	Mylan currently anticipates that the acquisition of Perrigo will be accretive to the combined company’s adjusted annual earnings per share by year four following the consummation of the offer, assuming all anticipated annual pre-tax operational synergies of at least $800 million are fully realized.

•	Mylan anticipates that the combined company will maintain an investment grade credit rating.

Meaningful Cost Savings and Other Synergies.

•	Mylan currently expects that the combination of Mylan and Perrigo will result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer (whether Mylan acquires 100% of the Perrigo ordinary shares following consummation of a compulsory acquisition or acquires less than 100% of the Perrigo ordinary shares and operates Perrigo as a controlled subsidiary). This preliminary estimate is based on certain assumptions which are described on page 74 of this prospectus/offer to exchange.

Seasoned Acquirer and Integrator with a Proven Management Team.

•	As reflected in Schedule I to this prospectus/offer to exchange, Mylan offers Perrigo shareholders a highly experienced, first-class management team. Mylan’s management team has demonstrated the ability to execute growth strategies successfully, carefully manage risk and deliver enhanced shareholder value.

•	Under the stewardship of its current management, Mylan has completed a series of significant acquisitions of companies and assets within the industry, including Mylan Laboratories Limited (formerly Matrix Laboratories Limited) (“Mylan Laboratories Limited”) and the generics business of Merck KGaA in 2007, Bioniche Pharma in 2010, Agila Specialties in 2013 and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business in 2015, resulting in increased revenues, synergies ahead of our target levels, robust growth in adjusted earnings per share and significant benefits to Mylan’s shareholders and other stakeholders.

•	Mylan is confident in its ability to integrate Perrigo. Mylan has a demonstrated ability to acquire and integrate large and complex companies (including less than wholly-owned controlled subsidiaries, such as Mylan Laboratories Limited, which was operated as a controlled subsidiary until 2015), with a proven track record of achieving and exceeding synergy targets and maximizing the values of the assets acquired in past transactions.

Aligned Cultures.

•	Mylan believes that its and Perrigo’s shared culture of integrity, respect and responsibility and common focus on innovation, reliability and customer service will be key contributors to a successful integration.

Clear Path to Completion.

•	Mylan and its advisors have carefully studied the regulatory aspects of a combination of Mylan and Perrigo, and we are confident that we have structured a transaction that would not pose material impediments to closing.

•	Accordingly, Mylan is confident in its evaluation of the proposed combination of Mylan and Perrigo, and as such, the offer is a legally binding commitment, that is fully financed and not conditioned on due diligence, and Mylan has committed to make any and all divestitures and other substantive actions necessary or required in order to ensure the HSR Pre-Condition is satisfied.

Financing of the Offer; Source and Amount of Funds (See page 79)

The offer is fully financed and not subject to any financing condition or contingency.

Mylan expects to use the borrowings from its new bridge credit facility of approximately $12.5 billion arranged by Goldman Sachs Bank USA to finance the acquisition of Perrigo pursuant to the offer to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources. The terms of the bridge credit facility are described under “The Offer—Financing of the Offer; Source and Amount of Funds” beginning on page 79 of this prospectus/offer to exchange. Subject to market conditions, Mylan expects to refinance or reduce advances under the bridge credit facility from proceeds of alternative financing sources.

Goldman Sachs, in its capacity as financial advisor to Mylan, has stated that it is satisfied that sufficient resources are available to satisfy in full the cash consideration payable upon full acceptance of the offer by Perrigo’s shareholders.

Ownership of Mylan After the Offer (See page 55)

Mylan has assumed that the number of Perrigo ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in Perrigo’s Annual Report on Form 10-K for the year ended June 27, 2015, and that the number of Mylan ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in this prospectus/offer to exchange. Based on these assumptions regarding the number of shares, we expect that, if all Perrigo ordinary shares are acquired pursuant to the offer and a compulsory acquisition, Mylan shareholders will own, in the aggregate, approximately 60% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition, and former Perrigo shareholders will own, in the aggregate, approximately 40% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition. For a discussion of the assumptions on which this estimate is based, see the section of this prospectus/offer to exchange entitled “The Offer—Ownership of Mylan After the Offer” beginning on page 55.

Comparative Market Price and Dividend Information (See page 21)

Mylan ordinary shares are traded on the NASDAQ under the symbol “MYL.” Perrigo ordinary shares are traded on the NYSE and the TASE under the symbol “PRGO.”

The following table sets forth the closing prices of Mylan ordinary shares and Perrigo ordinary shares as reported on April 7, 2015, the last trading day prior to the disclosure of our initial proposal to acquire Perrigo, and September 11, 2015, the last trading day prior to the filing of this prospectus/offer to exchange.

	Mylan Ordinary Share Closing Price	Perrigo Ordinary Share Closing Price
April 7, 2015	$59.57	$164.71
September 11, 2015	$48.65	$179.67

The value of the Mylan ordinary shares that forms a part of the offer consideration will change as the market price of Mylan ordinary shares fluctuate during the pendency of the offer and thereafter, and therefore will likely be different from the prices set forth above at the time you receive your Mylan ordinary shares. See “Risk Factors—Risks Related to the Offer—The exchange ratio for the share portion of the offer consideration does not include an adjustment mechanism. Because the market price of Mylan ordinary shares may fluctuate, Perrigo shareholders cannot be sure of the market value of the Mylan ordinary shares that will be issued in connection with the offer” beginning on page 27 of this prospectus/offer to exchange. Shareholders are urged to obtain current market quotations for Mylan ordinary shares and Perrigo ordinary shares prior to making any decision with respect to the offer.

Appraisal/Dissenters’ Rights (See page 74)

No dissenters’ or appraisal rights are available under the terms of the offer.

If Mylan has received acceptances in respect of at least 80% of Perrigo’s ordinary shares within four months of the commencement of the offer (including during the subsequent offer period), you will have the right (under Sections 456 to 460 of the Companies Act 2014 of Ireland) to require Mylan to acquire your Perrigo ordinary shares for the same amount of cash and the same number of Mylan ordinary shares as that payable to Perrigo shareholders who tendered in the offer. This right must be exercised within 3 months of the date on which Mylan issues a notification that the 80% threshold has been reached.

In the event that the compulsory acquisition procedures described in Question 27 of the section entitled “Questions and Answers About The Offer” are implemented (either on the initiative of Mylan or a Perrigo shareholder), Perrigo shareholders who have not participated in the offer and whose Perrigo ordinary shares are to be compulsorily acquired, will have certain rights under the Companies Act 2014 of Ireland to make an application to the Irish courts objecting to the compulsory acquisition or the terms of the compulsory acquisition

Material Tax Considerations (See page 56)

U.S. Federal Income Tax Considerations (See page 56)

The receipt of Mylan ordinary shares and cash in exchange for Perrigo ordinary shares pursuant to the offer or compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Perrigo ordinary shares will recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Mylan ordinary shares and cash received and (ii) the shareholder’s adjusted tax basis in the Perrigo ordinary shares exchanged therefor. A U.S. Holder’s adjusted tax basis in the Perrigo ordinary shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions. Mylan recommends that U.S. Holders consult their own tax advisors as to the particular tax consequences of the offer and a compulsory acquisition, including the effect of U.S. federal, state, and local tax laws or foreign tax laws. See “The Offer—Material Tax Considerations—U.S. Federal Income Tax Considerations” beginning on page 56 of this prospectus/offer to exchange for a more detailed description of the U.S. federal income tax consequences of the offer and a compulsory acquisition.

Irish Tax Considerations (See page 65)

For Irish tax purposes, Irish Holders (as defined in “The Offer—Material Tax Considerations—Irish Tax Considerations”) who receive cash in respect of their Perrigo ordinary shares may be subject to Irish capital gains tax (in the case of individuals) or Irish corporation tax (in the case of companies) to the extent that the proceeds realised from such disposition exceed the indexed base cost of their Perrigo ordinary shares plus incidental selling expenses. Shareholders who are not resident in Ireland and do not carry on any trade in Ireland through a branch or agency with which the shares are connected will not have a liability to Irish Capital gains tax or corporation tax on gains in respect of the transaction.

Israeli Income Tax Considerations (See page 71)

The exchange of Perrigo ordinary shares pursuant to the offer or compulsory acquisition will be a taxable transaction for Israeli income tax purposes. Accordingly, an Israeli Holder (as defined in “The Offer—Material Tax Considerations—Israeli Income Tax Considerations”) of Perrigo ordinary shares who receives Mylan ordinary shares and cash in exchange for such Israeli Holder’s Perrigo ordinary shares generally will recognize taxable gain or loss in an amount equal to the difference, if any, between the fair market value of the Mylan ordinary shares and cash received and such Israeli Holder’s adjusted tax basis in the Perrigo ordinary shares exchanged therefor.

THIS PROSPECTUS/OFFER TO EXCHANGE CONTAINS A GENERAL DESCRIPTION OF THE MATERIAL INCOME TAX CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION. CONSEQUENTLY, MYLAN URGES YOU TO CONTACT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER.

Accounting Treatment (See page 89)

Mylan will account for the acquisition of Perrigo ordinary shares using the acquisition method of accounting for business combinations. In determining the acquirer for accounting purposes, Mylan considered the factors required under FASB Accounting Standards Codification (ASC), Business Combinations, which is referred to as ASC 805, and determined that Mylan will be considered the acquirer for accounting purposes.

Regulatory Approvals; Certain Other Legal Matters (See page 85)

The making of the offer to acquire all of the outstanding Perrigo ordinary shares is pre-conditioned on one of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the HSR Act, (ii) a final decision to clear or approve the consummation of the acquisition of Perrigo contemplated by the offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) September 13, 2015 (the “HSR Pre-Condition”). Mylan reserves the right to waive the HSR Pre-Condition.

Mylan has given an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the U.S. Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied.

Mylan has committed to comply with any conditions attaching to any final decision to clear or approve the acquisition contemplated by the offer under the HSR Act. Although no such conditions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of clearance.

Mylan and, based on our examination of publicly available information, Perrigo derive revenues in a number of jurisdictions where antitrust or competition filings or approvals are or may be required. In particular, we believe that the closing of the offer is subject to the receipt of regulatory approvals from the relevant competition authorities in the European Union, Mexico, Russia, and Ukraine or the expiration of the applicable waiting periods under the antitrust and competition laws of such jurisdictions. On June 15, 2015, Mylan filed a formal antitrust notification with the Federal Economic Competition Commission in Mexico, and on August 13, 2015, the Federal Economic Competition Commission unconditionally approved Mylan’s acquisition of Perrigo under the Mexican competition law. On June 22, 2015, Mylan filed a formal antitrust notification with the Anti-Monopoly Committee in Ukraine. On June 23, 2015, Mylan filed a formal antitrust notification with the European Commission in the European Union, and on July 29, 2015, the European Commission unconditionally approved Mylan’s acquisition of Perrigo under the EU Merger Regulation. Lastly, on June 29, 2015, Mylan filed a formal antitrust notification with the Federal Antimonopoly Service in Russia.

Mylan has not made a formal unconditional commitment to take any and all actions as may be necessary or required in order to ensure that non-U.S. antitrust and competition approvals, including any such approvals as may be required in Russia and Ukraine, are obtained. However, pursuant to the legally binding process under the Irish Takeover Rules to commence its offer for Perrigo in order to effect the acquisition, Mylan is generally required to commit to take, and to take, any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted by governmental agencies from which Mylan seeks consents or approvals, including any divestitures needed to obtain any antitrust or competition approvals, provided, in the case of any non-U.S. antitrust and competition approvals, that it is a condition to the offer that the terms and condition of any such antitrust and competition approvals must be acceptable or reasonably satisfactory to Mylan.

We expect to have obtained the relevant non-US approvals, or the applicable waiting periods to have expired, under the antitrust and competition laws of the countries listed above where filings or approvals are or may be required prior to the consummation of the offer. We cannot assure you that a challenge to the Perrigo acquisition will not be made or that, if a challenge is made, it will not succeed.

Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration Under the Exchange Act; Margin Regulations (See page 77)

Mylan will submit the necessary applications to cause the Mylan ordinary shares to be issued in the offer and a compulsory acquisition to be approved for listing on NASDAQ. Approval of this listing is a condition to the offer.

Depending upon the number of Perrigo ordinary shares exchanged pursuant to the offer and the number of holders of Perrigo ordinary shares remaining thereafter, the Perrigo ordinary shares may no longer meet the requirements of the NYSE or the TASE for continued listing and may be delisted from the NYSE and/or the TASE.

Mylan intends to cause the delisting of the Perrigo ordinary shares from the NYSE and the TASE as soon as practicable following the consummation of the offer. Mylan also intends to cause Perrigo to terminate registration of the Perrigo ordinary shares under the Exchange Act as soon after consummation of the offer as the requirements for termination of the registration of the Perrigo ordinary shares are satisfied.

Comparison of Shareholders’ Rights (See page 99)

Upon the terms and subject to the conditions of the offer, if the offer is consummated, you will receive Mylan ordinary shares as part of the offer consideration if you tender your Perrigo ordinary shares in the offer. For a description of the differences between the rights of a shareholder of Perrigo and the rights of a shareholder of Mylan, see “Comparison of Shareholders’ Rights” beginning on page 99 of this prospectus/offer to exchange.

Expiration Date of the Offer (See page 46)

The offer is scheduled to expire at 1:00 p.m. (Irish Time) / 8:00 a.m. (New York City Time), on November 13, 2015 unless further extended by Mylan.

Extension, Termination and Amendment (See page 46)

The expiration date of the offer generally may not be extended without the consent of the Irish Takeover Panel. Mylan expressly reserves the right, at any time or from time to time, to the fullest extent permitted by law, (1) subject to obtaining the consent of the Irish Takeover Panel, to extend, for any reason, the period of time during which the offer is open, (2) to delay acceptance for exchange of, or exchange of, Perrigo ordinary shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act), (3) to amend or terminate the offer without accepting for exchange of, or exchanging, Perrigo ordinary shares if any of the conditions referred to in this prospectus/offer to exchange under the caption “The Offer—Conditions of the Offer” have not been satisfied and (4) to amend the offer or to waive any conditions to the offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof.

In addition, even if Mylan has accepted for exchange, but has not exchanged, shares in the offer, it may, subject to compliance with applicable law, terminate the offer and not exchange Perrigo ordinary shares that were previously tendered if completion of the offer is illegal or if a governmental authority has commenced or threatened legal action related to the offer. See “The Offer—Certain Conditions of the Offer” beginning on page  53 of this prospectus/offer to exchange.

Procedure for Tendering (See page 49)

The procedure for tendering Perrigo ordinary shares varies depending on whether you possess physical certificates or a nominee holds your certificates for you, and on whether or not you hold your securities in book-entry form. In addition to the procedures outlined in this prospectus/offer to exchange, Mylan urges you to read the accompanying transmittal materials, including the accompanying letter of transmittal.

Withdrawal Rights (See page 52)

You can withdraw your tendered shares at any time until the expiration date of the offer, and if we have not accepted your shares for exchange within 60 days after commencement of the offer, including where the initial offer period has been extended with the consent of the Irish Takeover Panel, you can withdraw them at any time after such date until we accept shares for exchange. You may not withdraw shares tendered during the Subsequent Offer Period (as defined in Appendix I).

Acceptance for Exchange, and Exchange, of Perrigo Ordinary Shares; Delivery of Mylan Ordinary Shares (See page 48)

The offer will become or be declared wholly unconditional when all of the conditions of the offer set forth in Appendix I have been satisfied, fulfilled or, to the extent permitted, waived by Mylan. The minimum acceptance condition of more than 50% cannot be, or be treated as, satisfied until all of the other conditions have been satisfied, fulfilled or, to the extent permitted, waived.

Since Mylan has designated the first closing date of the offer for purposes of the Irish Takeover Rules as the same date as the expiration date of the offer, the offer will not become or be declared wholly unconditional until the expiration date of the offer, which is November 13, 2015. In addition, since the Irish Takeover Panel has granted a derogation to the effect that Mylan does not have to declare the offer unconditional as to acceptances until all other conditions have also been satisfied, if the offer is not wholly unconditional by the expiration date (and not merely unconditional as to acceptances), the offer will lapse on the expiration date unless extended with the consent of the Irish Takeover Panel.

If the offer becomes or is declared wholly unconditional on the expiration date of the offer, Mylan will accept for exchange and will promptly exchange for cash and Mylan ordinary shares all Perrigo ordinary shares validly tendered and not properly withdrawn prior to the expiration date. In addition to the requirement under the U.S. tender offer rules to promptly pay the consideration for tendered Perrigo ordinary shares, the Irish Takeover Rules separately require payment no later than 14 days after the expiration date of the offer. Any fractional entitlements will be rounded up or down to the nearest whole number (with fractional entitlements of 0.5 of a Mylan ordinary share being rounded up). There also will be a subsequent offer period following the expiration of the offer of at least 14 days. Shares tendered during such subsequent offer period will be accepted for exchange immediately upon tender and will be promptly exchanged for the offer consideration (and as separately required under the Irish Takeover Rules, in no event later than 14 days after tender).

Risk Factors (See page 23)

The offer is, and if the offer is consummated, Mylan will be, subject to a number of risks which you should carefully consider prior to participating in the offer.

General

Appendix I to this prospectus/offer to exchange contains the conditions and other terms of the offer and Appendix II to this prospectus/offer to exchange contains additional information that we are required to disclose under the Irish Takeover Rules. The terms, provisions, instructions and authorities contained in or deemed to be incorporated in any letter of transmittal, including any electronic acceptance, as well as those set forth in this prospectus/offer to exchange and those set forth in Appendix I and Appendix II constitute a part of the offer. You should carefully review these terms and provisions. References in this prospectus/offer to exchange to “outstanding” Perrigo ordinary shares refer to all issued and unconditionally allotted (i.e., shares which a person has an unconditional right to have issued to him/her, but which have not yet been issued) share capital of Perrigo. References in this prospectus/offer to exchange to the “offer” refer to any subsequent revision, variation, extension or renewal of the offer, including any election or alternative available in connection with it.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR MYLAN

The following table sets forth the selected historical consolidated financial and operating data of Mylan as of and for each of the years in the five-year period ended December 31, 2014 and as of and for the six months ended June 30, 2015 and 2014. We derived the selected historical financial information as of and for the fiscal years ended December 31, 2014, 2013, 2012, 2011, and 2010, from Mylan’s audited consolidated financial statements and the unaudited selected historical financial information as of and for the six months ended June 30, 2015 and 2014 from its unaudited interim condensed consolidated financial statements which include, in the opinion of Mylan’s management, all normal and recurring adjustments that are necessary for the fair presentation of the results for such interim periods and dates. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Mylan and the related notes contained in Mylan’s Annual Report on Form 10-K for the year ended December 31, 2014 as amended on April 30, 2015 and as updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015 and Mylan’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 that was previously filed with the SEC and are incorporated by reference into this prospectus/offer to exchange. Mylan N.V. is considered the successor to Mylan Inc., and the information set forth below refers to Mylan Inc. for periods prior to February 27, 2015, and to Mylan N.V. on and after February 27, 2015. On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business. The “Acquired EPD Business” refers to the non-U.S. developed markets specialty and branded generics business of Abbott Laboratories, an Illinois corporation (“Abbott”). The results of the Acquired EPD Business’s operations have been included in our condensed consolidated financial statements since the acquisition date. The selected historical consolidated financial information may not be indicative of the future performance of Mylan. For more information, see “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange.

	(Unaudited) Six Months Ended June 30,		Year Ended December 31,
(in millions, except per share amounts)	2015	2014	2014	2013	2012	2011(1)	2010
Statements of Operations:
Total revenues	$4,243.4	$3,552.9	$7,719.6	$6,909.1	$6,796.1	$6,129.8	$5,450.5
Cost of sales(2)	2,405.2	2,006.3	4,191.6	3,868.8	3,887.8	3,566.4	3,233.1

Gross profit	1,838.2	1,546.6	3,528.0	3,040.3	2,908.3	2,563.4	2,217.4
Operating expenses:
Research and development	338.1	273.4	581.8	507.8	401.3	294.7	282.1
Selling, general, and administrative	1,047.4	781.8	1,625.7	1,408.5	1,392.4	1,214.6	1,086.6
Litigation settlements, net	16.8	26.3	47.9	(14.6)	(3.1)	48.6	127.1
Other operating (income) expense, net	—	—	(80.0)	3.1	8.3	—	—

Earnings from operations	435.9	465.1	1,352.6	1,135.5	1,109.4	1,005.5	721.6
Interest expense	173.4	167.3	333.2	313.3	308.7	335.9	331.5
Other expense (income), net	20.5	8.3	44.9	74.9	(3.5)	15.0	34.2

Earnings before income taxes and noncontrolling interest	242.0	289.5	974.5	747.3	804.2	654.6	355.9
Income tax provision	17.5	46.3	41.4	120.8	161.2	115.8	10.4
Net earnings attributable to the noncontrolling interest	(0.1)	(2.1)	(3.7)	(2.8)	(2.1)	(2.0)	(0.4)

Net earnings attributable to Mylan N.V. before preferred dividends	224.4	241.1	929.4	623.7	640.9	536.8	345.1
Preferred dividends	—	—	—	—	—	—	121.5

Net earnings attributable to Mylan N.V. ordinary shareholders	$224.4	$241.1	$929.4	$623.7	$640.9	$536.8	$223.6

	(Unaudited) Six Months Ended June 30,		Year Ended December 31,
(in millions, except per share amounts)	2015	2014	2014	2013	2012	2011(1)	2010
Selected Balance Sheet data:
Total assets	$22,794.6	$15,602.8	$15,886.6	$15,294.8	$11,931.9	$11,598.1	$11,536.8
Working capital(3)	2,522.0	1,875.8	1,481.2	1,507.1	1,709.2	1,005.7	1,749.8
Short-term borrowings	436.3	248.0	330.7	439.8	299.0	128.1	162.5
Long-term debt, including current portion of long-term debt	7,989.6	7,918.2	8,138.5	7,586.5	5,431.9	5,168.2	5,268.2
Total equity	9,569.3	3,352.7	3,276.0	2,959.9	3,355.8	3,504.8	3,615.4
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.49	$0.65	$2.49	$1.63	$1.54	$1.25	$0.69
Diluted	$0.46	$0.61	$2.34	$1.58	$1.52	$1.22	$0.68
Weighted average ordinary shares outstanding:
Basic	454.0	373.1	373.7	383.3	415.2	430.8	324.5
Diluted	482.8	397.0	398.0	394.5	420.2	438.8	329.0

(1)	The weighted average common shares outstanding includes the full year effect of the conversion of the 6.50% mandatorily convertible preferred stock into approximately 125.2 million shares of Mylan common stock.
(2)	Cost of sales includes the following amounts primarily related to the amortization of purchased intangibles from acquisitions: $382.9 million and $186.8 million, for the six months ended June 30, 2015 and 2014, respectively, and $391.3 million, $353.1 million, $349.5 million, $348.6 million and $309.2 million for the years ended December 31, 2014, 2013, 2012, 2011 and 2010, respectively. In addition, cost of sales included the following amounts related to impairment charges to intangible assets: $27.7 million, $18.0 million, $41.6 million and $16.2 million for the years ended December 31, 2014, 2013, 2012, and 2011, respectively.
(3)	Working capital is calculated as current assets minus current liabilities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR PERRIGO

The following table sets forth the consolidated selected historical financial and operating data of Perrigo for each of the fiscal years in the five-fiscal-year period ended June 27, 2015. Perrigo’s fiscal year is a 52- or 53-week period, which ends the Saturday on or about June 30. We derived the selected historical financial information as of and for the fiscal years ended June 27, 2015, June 28, 2014, June 29, 2013, June 30, 2012 and June 25, 2011, from Perrigo’s audited consolidated financial statements as filed with the SEC. Perrigo closed on its acquisition of Omega on March 30, 2015 and, therefore, Omega is included in the results below after March 30, 2015. The information set forth below is only a summary that you should read together with the audited consolidated financial statements of Perrigo and the related notes contained in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015, that was previously filed with the SEC and are incorporated by reference into this prospectus/offer to exchange. The selected historical financial information may not be indicative of the future performance of Perrigo. For more information, see “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange.

	Fiscal Year Ended
(in millions, except per share amount)	2015(1)	2014(2)	2013(3)	2012(4)	2011
Statement of Income Data
Net Sales	$4,603.9	$4,060.8	$3,539.8	$3,173.2	$2,755.0
Cost of sales	2,891.4	2,613.1	2,259.8	2,077.7	1,810.2

Gross profit	1,712.5	1,447.7	1,280.0	1,095.6	944.9
Operating expenses:
Distribution	67.7	55.3	47.5	39.1	34.7
Research and development	187.8	152.5	115.2	105.8	89.3
Selling	319.0	208.6	186.1	148.3	132.4
Administration	385.2	411.3	240.2	224.4	197.3
Write-off of in-process research and development	—	6.0	9.0	—	—
Restructuring	5.1	47.0	2.9	8.8	1.0

Total	964.8	880.7	600.9	526.4	454.7

Operating income	747.7	567.0	679.1	569.2	490.2
Interest expense, net	146.0	103.5	65.8	60.7	42.3
Other expense (income), net	343.2	25.1	5.6	(3.5)	(2.7)
Loss on extinguishment of debt	10.5	165.8	—	—	—

Income from continuing operations before income taxes	248.0	272.6	607.7	512.0	450.5
Income tax expense	120.0	67.3	165.8	119.0	110.0

Income from continuing operations	128.0	205.3	441.9	393.0	340.6
Income (loss) from discontinued operations, net of tax	—	—	—	8.6	(1.4)

Net income	$128.0	$205.3	$441.9	$401.6	$339.2

Basic earnings from continuing operations per share	$0.92	$1.78	$4.71	$4.22	$3.69
Diluted earnings from continuing operations per share	$0.92	$1.77	$4.68	$4.18	$3.64
Basic earnings per share	$0.92	$1.78	$4.71	$4.31	$3.67
Diluted earnings per share	$0.92	$1.77	$4.68	$4.27	$3.63
Weighted average share outstanding:
Basic	139.3	115.1	93.9	93.2	92.3
Diluted	139.8	115.6	94.5	94.1	93.5
Dividends declared per share	$0.46	$0.39	$0.35	$0.31	$0.27

	June 27, 2015	June 28, 2014(5)	June 29, 2013(5)	June 30, 2012(5)	June 25, 2011(5)
(in millions, except per share amount)
Balance Sheet Data
Cash and cash equivalents	$785.6	$799.5	$779.9	$602.5	$310.1
Working capital, excluding cash(6)	703.6	676.7	707.6	540.7	462.7
Property and equipment, net	932.4	779.9	681.4	578.4	507.3
Goodwill and other indefinite-lived intangible assets	7,235.0	3,543.8	1,174.1	820.1	644.9
Other intangible assets, net	8,105.6	6,787.0	1,157.6	729.3	567.6
Total assets	19,720.6	13,852.8	5,336.9	4,013.6	3,181.5
Long-term debt	5,305.1	3,204.7	1,955.1	1,358.8	882.3
Shareholder’s equity	10,662.8	8,693.7	2,332.6	1,852.6	1,531.0

(1)	Includes the results of operations for assets acquired from Lumara Health, Inc. and the results of operations of Omega Pharma Invest N.V. and Gelcaps Exportadora de Mexico, S.A. de C.V. for the eight, three and two months ended June 27, 2015, respectively.
(2)	Includes the results of operations for Elan Corporation, plc and results of operations for assets acquired from Fera Pharmaceuticals, LLC (Methazolomide) and Aspen Global Inc. for the six, five and four months ended, June 28, 2014, respectively.
(3)	Includes the results of operations for Fera Pharmaceuticals, LLC, and results of operations for Velcera, Inc., Rosemont Pharmaceuticals Ltd., Cobrek Pharmaceuticals, Inc., and Sergeant’s Pet Products, Inc. for the two weeks, and three, five, six and nine months ended June 29, 2013, respectively.
(4)	Includes the results of operations for Paddock and CanAm for the eleven and six months ended June 30, 2012, respectively.
(5)	Financial data has been retrospectively adjusted for Perrigo’s accounting policy change to reclassify deferred financing fees from other non-current assets to long-term debt.
(6)	Working capital is calculated as current assets, excluding cash and cash equivalents, minus current liabilities.

SELECTED HISTORICAL FINANCIAL INFORMATION OF THE ACQUIRED EPD BUSINESS

The following table sets forth the selected historical financial information of the Acquired EPD Business. On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business. The results of the Acquired EPD Business’s operations have been included in our condensed consolidated financial statements since the acquisition date. The selected historical financial information as of December 31, 2014, 2013, 2012 and 2011 have been derived from the audited combined financial statements of the Acquired EPD Business. Net sales for the fiscal year ended December 31, 2010 has been derived from the accounting records of Abbott. The following information is only a summary that you should read together with the applicable combined financial statements of the Acquired EPD Business and the related notes thereto for the fiscal years ended December 31, 2014, 2013, 2012 and 2011 incorporated by reference into this prospectus/offer to exchange. The selected historical financial information may not be indicative of the future performance of the Acquired EPD Business or Mylan.

The selected historical financial information of the Acquired EPD Business for the fiscal year ended December 31, 2010 (except net sales) has been omitted from this prospectus/offer to exchange because it is not available without the expenditure of unreasonable effort and expense. Separate stand-alone financial statements for the Acquired EPD Business have never been prepared and there was no requirement to complete such financial statements in the past. Mylan believes the omission of this financial data does not have a material impact on the understanding of the results of operations, financial condition, liquidity, and related operating and financial trends of the Acquired EPD Business.

	Year Ended December 31,
(in millions)	2014	2013	2012	2011
Statements of Operations:
Net sales(1)	$1,985.0	$2,112.0	$2,364.0	$2,666.0
Cost of sales	933.0	1,050.0	1,089.0	1,213.0

Gross profit	1,052.0	1,062.0	1,275.0	1,453.0
Operating expenses:
Research and development	104.0	101.0	102.0	103.0
Selling, general, and administrative	646.0	665.0	798.0	914.0

Earnings from operations	302.0	296.0	375.0	436.0
Net foreign exchange loss	(3.0)	(3.0)	(6.0)	(1.0)
Other (expense) income, net	—	—	25.0	2.0

Earnings before income taxes and noncontrolling interest	299.0	293.0	394.0	437.0
Income tax provision	34.0	48.0	143.0	148.0

Net earnings	$265.0	$245.0	$251.0	$289.0

Selected Balance Sheet data:
Total assets(2)	$2,792.0	$3,414.0	$3,716.0	$3,622.0
Total equity(2)	2,143.0	2,572.0	2,735.0	2,604.0

(1)	The Acquired EPD Business’s net sales were $2,542.0 million for the year ended December 31, 2010.
(2)	The Acquired EPD Business’s total assets and total equity were $3,851.0 million and $2,546.0 million, respectively, for the year ended December 31, 2010.

SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following selected unaudited pro forma financial information gives effect to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega) both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan as the acquirer. The selected unaudited pro forma financial information has been compiled and prepared in accordance with U.S. GAAP. The selected unaudited pro forma condensed combined balance sheet information as of June 30, 2015 is based on the condensed consolidated balance sheet of Mylan as of June 30, 2015, the condensed consolidated balance sheet of Perrigo as of June 27, 2015, and has been prepared to reflect the acquisition of Perrigo as if it had occurred on June 30, 2015. The selected unaudited pro forma condensed combined statements of operations information for the six months ended June 30, 2015 and the year ended December 31, 2014 is based on the condensed consolidated statements of operations of Mylan for the six months ended June 30, 2015, the consolidated statement of operations for the year ended December 31, 2014 and the condensed consolidated statements of operations of Perrigo for the six months ended June 27, 2015 and the twelve months ended December 27, 2014, the condensed consolidated statements of operations of Omega for the twelve months ended June 30, 2014 and for the three months ended December 31, 2014, the pro forma impacts of the Omega transaction on Perrigo as reported by Perrigo on June 15, 2015, and the combined results of operations of the Acquired EPD Business for the year ended December 31, 2014 and the combined results of operations of the Acquired EPD Business for the period from January 1, 2015 to February 27, 2015, the acquisition date of the Acquired EPD Business. On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business. The results of the Acquired EPD Business’s operations have been included in our condensed consolidated financial statements since the acquisition date. The selected unaudited pro forma condensed combined statements of operations information gives effect to the acquisition of Perrigo (including Omega) and of the Acquired EPD Business as if each had occurred on January 1, 2014, reflecting only pro forma adjustments that are factually supportable, directly attributable to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo, and expected to have a continuing impact on the combined results.

The selected unaudited pro forma financial information has been derived from and should be read in conjunction with the more detailed unaudited pro forma financial information appearing elsewhere in this prospectus/offer to exchange and the related notes thereto. In addition, the unaudited pro forma financial information was based on, and should be read in conjunction with, the consolidated and the condensed consolidated financial statements of Mylan and the related notes thereto, the consolidated and the condensed consolidated financial statements of Perrigo and the related notes thereto, the consolidated financial statements of Omega and the related notes thereto included in Appendix IV to this prospectus/offer to exchange, the pro forma impact of the Omega transaction on Perrigo as disclosed by Perrigo and the combined financial statements of the Acquired EPD Business, each of which is incorporated by reference into this prospectus/offer to exchange. See “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange.

The selected unaudited pro forma financial information is for informational purposes only. It does not purport to indicate the results that would have actually been attained had the proposed acquisition of Perrigo (including Omega) or the acquisition of the Acquired EPD Business been completed on the assumed date or for the periods presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price using its best estimates of fair value. Also, as explained in more detail in the accompanying notes to the unaudited pro forma financial information, these estimates are based on the most recently available public information. To the extent there are significant changes to the business of Perrigo, the assumptions and estimates herein could change significantly.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information

(in millions)

June 30, 2015
(Pro forma combined)
Total assets	$61,515.6
Long-term debt, including current portion	24,393.4
Total liabilities	36,195.4
Total equity	25,320.2

Selected Unaudited Pro Forma Condensed Combined Statements of Operations Information

(in millions, except per share amounts)

	Six Months Ended June 30, 2015	Year Ended December 31, 2014(a)
	(Pro forma combined)
Total revenues	$7,464.8	$15,574.7
Net (loss) earnings attributable to Mylan N.V. ordinary shareholders	(228.5)	423.2
(Loss) earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$(0.28)	$0.51
Diluted	$(0.28)	$0.50
Weighted average ordinary shares outstanding:
Basic	829.2	822.2
Diluted	829.2	846.5

(a)	Pro forma total revenue included in this table reflects the impact of actual 2014 foreign exchange rates. The pro forma total revenue in 2014 of $15.3 billion disclosed elsewhere within this prospectus/offer to exchange was computed based on current foreign exchange rate assumptions.

The following additional unaudited pro forma financial information summarizes the potential impact of Mylan acquiring less than 100% of the Perrigo ordinary shares. For more detail, see note 11 under “Notes to Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 140 of this prospectus/offer to exchange.

Additional Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information

(Unaudited, in millions)	June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total assets	$61,772.4	$61,649.6	$61,515.6
Long-term debt, including current portion	18,993.4	21,693.4	24,393.4
Total liabilities	30,795.4	33,495.4	36,195.4
Total equity, excluding noncontrolling interest	17,350.7	21,326.7	25,318.8
Noncontrolling interest	13,626.3	6,827.5	1.4
Total equity	30,977.0	28,154.2	25,320.2

Additional Selected Unaudited Pro Forma Condensed Combined Statements of Operations Information

(Unaudited, in millions except per share amounts)	Year Ended December 31, 2014
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total revenues	$15,574.7	$15,574.7	$15,574.7
Earnings from operations	1,357.3	1,357.3	1,357.3
Interest expense	674.6	731.6	788.0
Earnings before income taxes and noncontrolling interest	521.2	464.2	407.8
Net loss (earnings) attributable to the noncontrolling interest	156.0	76.3	(3.7)
Net earnings attributable to Mylan N.V. ordinary shareholders	679.3	551.2	423.2
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.04	$0.75	$0.51
Diluted	$1.00	$0.72	$0.50
Weighted average ordinary shares outstanding:
Basic	653.3	737.6	822.2
Diluted	677.6	761.9	846.5

(Unaudited, in millions except per share amounts)	Six Months Ended June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total revenues	$7,464.8	$7,464.8	$7,464.8
Earnings from operations	489.7	489.7	489.7
Interest expense	323.9	349.7	375.4
Loss before income taxes and noncontrolling interest	(144.3)	(170.0)	(195.7)
Net loss (earnings) attributable to the noncontrolling interest	210.3	105.3	(0.1)
Net earnings (loss) attributable to Mylan N.V. ordinary shareholders	25.7	(101.2)	(228.5)
Earnings (loss) per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.04	$(0.14)	$(0.28)
Diluted	$0.04	$(0.14)	$(0.28)
Weighted average ordinary shares outstanding:
Basic	660.3	744.6	829.2
Diluted	689.1	744.6	829.2

HISTORICAL AND PRO FORMA PER SHARE INFORMATION

The historical per share earnings, dividends and book value of Mylan and Perrigo shown in the tables below are derived from (a) with respect to Mylan, its unaudited consolidated financial statements for the six months ended June 30, 2015 and its audited consolidated financial statements for the year ended December 31, 2014 and (b) with respect to Perrigo, its unaudited condensed consolidated financial statements for the six months ended June 27, 2015 and its audited consolidated financial statements for the fiscal year ended June 27, 2015. The pro forma comparative basic and diluted earnings per share data give effect to the offer and a compulsory acquisition using the acquisition method of accounting in accordance with ASC 805, Business Combinations, as if the offer and a compulsory acquisition had been completed on January 1, 2014. The pro forma book value per share information was computed as if the offer and a compulsory acquisition had been completed on June 30, 2015. You should read this information in conjunction with the historical financial information of Mylan and Perrigo included elsewhere or incorporated in this prospectus/offer to exchange, including Mylan and Perrigo’s financial statements and related notes. The per share pro forma information assumes that all Perrigo ordinary shares are converted into Mylan ordinary shares at the exchange ratio of 2.3. The equivalent pro forma per share information was derived by multiplying the combined company pro forma per share information by the exchange ratio of 2.3.

The pro forma data shown in the tables below is unaudited and for illustrative purposes only. You should not rely on this data as being indicative of the historical results that would have been achieved had Mylan and Perrigo always been combined or the future results that the combined company will achieve after the consummation of the offer and a compulsory acquisition. This pro forma information is subject to risks and uncertainties, including those discussed in the section entitled “Risk Factors” beginning on page 22 of this prospectus/offer to exchange.

	Six Months Ended June 30, 2015
	Mylan		Perrigo
	Historical	Combined Company Pro Forma	Equivalent Pro Forma
Basic earnings (loss) per share	$0.49	$(0.28)	$(0.64)
Diluted earnings (loss) per share	$0.46	$(0.28)	$(0.64)
Cash dividends declared per share	—	—	—
Book value per share at period end	$19.47	$31.23	$71.83

Six Months Ended June 27, 2015
Perrigo
Historical
Basic loss per share	$(0.28)
Diluted loss per share	$(0.29)
Cash dividends declared per share	$0.250
Book value per share at period end	$72.89

	Year Ended December 31, 2014
	Mylan		Perrigo
	Historical	Combined Company Pro Forma	Equivalent Pro Forma
Basic earnings per share	$2.49	$0.51	$1.17
Diluted earnings per share	$2.34	$0.50	$1.15
Cash dividends declared per share	—	—	—
Book value per share at period end	$8.73	—	—

Year Ended June 27, 2015
Perrigo
Historical
Basic earnings per share	$0.92
Diluted earnings per share	$0.92
Cash dividends declared per share	$0.46
Book value per share at period end	$72.89

COMPARATIVE MARKET PRICE AND DIVIDEND INFORMATION

Mylan ordinary shares are listed on the NASDAQ under the symbol “MYL.” Perrigo ordinary shares are listed on the NYSE and the TASE under the symbol “PRGO.”

The following table sets forth the high and low sales prices per Mylan ordinary share on the NASDAQ and Perrigo ordinary share on the NYSE for the periods indicated, in each case as reported in publicly available sources.

	Mylan Ordinary Shares ($)				Perrigo Ordinary Shares ($)
	High	Low	Dividend		High	Low	Dividend
Fiscal 2015, quarter ended				Fiscal 2015, quarter ended
Second Quarter	76.69	57.46	—	Fourth Quarter	215.73	161.86	0.125
First Quarter	65.63	52.21	—	Third Quarter	174.65	147.21	0.125
				Second Quarter	171.57	142.38	0.105
				First Quarter	160.65	135.00	0.105

Fiscal 2014, quarter ended				Fiscal 2014, quarter ended
Fourth Quarter	59.60	45.02	—	Fourth Quarter	158.99	125.37	0.105
Third Quarter	53.05	44.80	—	Third Quarter	168.39	144.46	0.105
Second Quarter	55.30	44.74	—	Second Quarter	157.47	122.56	0.10
First Quarter	57.52	41.97	—	First Quarter	134.31	115.94	0.09

Fiscal 2013, quarter ended				Fiscal 2013, quarter ended
Fourth Quarter	44.73	36.97	—	Fourth Quarter	122.04	112.05	0.09
Third Quarter	39.41	30.01	—	Third Quarter	118.86	98.79	0.09
Second Quarter	32.27	27.66	—	Second Quarter	120.78	99.93	0.09
First Quarter	31.22	27.38	—	First Quarter	119.29	104.86	0.08

The following table sets forth the closing prices of Mylan ordinary shares and Perrigo ordinary shares as reported on April 7, 2015, the last trading day prior to disclosure of our initial proposal to acquire Perrigo, and September 11 2015, the last trading day prior to the filing of this prospectus/offer to exchange.

	Mylan Ordinary Share Closing Price	Perrigo Ordinary Share Closing Price
April 7, 2015	$59.57	$164.71
September 11, 2015	$48.65	$179.67

The value of the Mylan ordinary shares that forms a part of the offer consideration will change as the market price of Mylan ordinary shares fluctuate during the pendency of the offer and thereafter, and therefore will likely be different from the prices set forth above at the time you receive your Mylan ordinary shares. See “Risk Factors—Risks Related to the Offer—The exchange ratio for the share portion of the offer consideration does not include an adjustment mechanism. Because the market price of Mylan ordinary shares may fluctuate, Perrigo shareholders cannot be sure of the market value of the Mylan ordinary shares that will be issued in connection with the offer” beginning on page 27 of this prospectus/offer to exchange. Shareholders are urged to obtain current market quotations for Mylan ordinary shares and Perrigo ordinary shares prior to making any decision with respect to the offer.

See “The Offer—Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration Under the Exchange Act; Margin Regulations” beginning on page 77 of this prospectus/offer to exchange for a discussion of the possibility that Perrigo ordinary shares will cease to be listed on the NYSE or on the TASE.

RISK FACTORS

By accepting the offer, Perrigo shareholders will be choosing to invest in Mylan ordinary shares. In deciding whether to accept the offer, you should consider carefully the following risk factors in addition to the other information contained in or incorporated by reference into this prospectus/offer to exchange, including the matters addressed under the caption “Cautionary Statement Regarding Forward Looking Statements.” In addition to the other information included and incorporated by reference into this prospectus/offer to exchange, you should carefully consider the following risks before deciding whether to accept the offer. See “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange.

Risks Related to Mylan Following Completion of the Offer

IF COMPLETED, THE OFFER MAY NOT ACHIEVE THE INTENDED BENEFITS OR MAY DISRUPT MYLAN’S PLANS AND OPERATIONS.

We cannot assure you that Mylan will be able to successfully integrate the business of Perrigo with the business of Mylan or otherwise realize the expected benefits of the offer. Mylan’s ability to realize the anticipated benefits of the offer will depend, to a large extent, on Mylan’s ability to integrate Perrigo with the business of Mylan and realize the benefits of the combined business. The combination of two independent businesses is a complex, costly, and time-consuming process. Mylan’s business may be negatively impacted following the offer if it is unable to effectively manage its expanded operations. The integration will require significant time and focus from management following the offer and may divert attention from the day-to-day operations of the combined business. Additionally, consummation of the offer could disrupt current plans and operations, which could delay the achievement of Mylan’s strategic objectives.

The expected synergies and operating efficiencies of the offer may not be fully realized, which could result in increased costs and have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships, and diversion of management’s attention, among other potential adverse consequences. The difficulties of combining the operations of the businesses include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated synergies, operating efficiencies, business opportunities, and growth prospects from combining Perrigo with Mylan;

•	difficulties in the integration of operations and systems, including enterprise resource planning systems;

•	difficulties in the integration of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of Mylan’s control and any one of them could result in increased costs, decreased revenues, and diversion of management’s time and energy, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. In addition, even if the operations of Mylan and Perrigo are integrated successfully, Mylan may not realize the full anticipated benefits of the offer, including the synergies, operating efficiencies, or sales or growth opportunities. These benefits may not be achieved within the anticipated time frame or at all. All of these factors could cause dilution to the earnings per share of the combined business, decrease or delay the expected accretive effect of the offer, and/or negatively impact the price of the ordinary shares of the combined business.

In addition, if Mylan fails to acquire 100% of the Perrigo ordinary shares, such failure could further impact our ability to achieve the intended benefits of the offer and could further disrupt our plans and operations. See “Risk Factors—Risks Related to Mylan Following Completion of the Offer—Failure to acquire 100% of the Perrigo ordinary shares may affect our ability to complete any post-closing restructuring of Perrigo and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to Mylan” on page 28 of this prospectus/offer to exchange.

IF GOODWILL OR OTHER INTANGIBLE ASSETS THAT MYLAN RECORDS IN CONNECTION WITH THE OFFER AND A COMPULSORY ACQUISITION BECOME IMPAIRED, MYLAN COULD HAVE TO TAKE SIGNIFICANT CHARGES AGAINST EARNINGS.

In connection with the accounting for the offer and a compulsory acquisition, Mylan expects to record a significant amount of goodwill and other intangible assets. Under U.S. GAAP, Mylan must assess, at least annually, whether the value of goodwill and indefinite-lived intangible assets has been impaired. Amortizing intangible assets will also be assessed for impairment in the event of an impairment indicator. Any reduction or impairment of the value of goodwill or other intangible assets will result in a charge against earnings, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, shareholder’s equity, and/or share price.

AN INABILITY TO IDENTIFY OR SUCCESSFULLY BID FOR SUITABLE ACQUISITION TARGETS, OR CONSUMMATE AND EFFECTIVELY INTEGRATE RECENT AND FUTURE POTENTIAL ACQUISITIONS, OR TO EFFECTIVELY DEAL WITH AND RESPOND TO UNSOLICITED BUSINESS PROPOSALS, COULD LIMIT MYLAN’S FUTURE GROWTH AND HAVE A MATERIAL ADVERSE EFFECT ON MYLAN’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND/OR SHARE PRICE.

After the consummation of the offer, Mylan intends to continue to seek to expand its product line and/or business platform organically as well as through complementary or strategic acquisitions of other companies, products, or assets or through joint ventures, licensing agreements, or other arrangements. Acquisitions or similar arrangements may prove to be complex and time consuming and require substantial resources and effort. Mylan may compete for certain acquisition targets with companies having greater financial resources than Mylan or other advantages over Mylan that may hinder or prevent Mylan from acquiring a target company or completing another transaction, which could also result in significant diversion of management time, as well as substantial out-of-pocket costs.

If an acquisition is consummated, the integration of such acquired business, product, or other assets into Mylan may also be complex, time consuming, and result in substantial costs and risks. The integration process may distract management and/or disrupt Mylan’s ongoing businesses, which may adversely affect Mylan’s relationships with customers, employees, partners, suppliers, regulators, and others with whom Mylan has business or other dealings. In addition, there are operational risks associated with the integration of acquired businesses. These risks include, but are not limited to, difficulties in achieving or inability to achieve identified or anticipated financial and operating synergies, cost savings, revenue synergies, and growth opportunities; difficulties in consolidating or inability to effectively consolidate information technology and manufacturing platforms, business applications, and corporate infrastructure; the impact of pre-existing legal and/or regulatory issues, such as quality and manufacturing concerns, among others; the risks that the acquired business does not operate to the same quality, manufacturing, or other standards as Mylan does; the impacts of substantial indebtedness and assumed liabilities; challenges associated with operating in new markets; and the unanticipated effects of export controls, exchange rate fluctuations, domestic and foreign political conditions, and/or domestic and foreign economic conditions.

In addition, in April 2015 we received an unsolicited and subsequently withdrawn non-binding expression of interest from Teva Pharmaceutical Industries Ltd. (“Teva”) to acquire all of our outstanding shares and may receive similar proposals in the future. Such unsolicited business proposals may not be consistent with or enhancing to our financial, operational, or market strategies (which we believe have proven to be successful), may not further the interests of our shareholders and other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates and may jeopardize the sustainable success of Mylan’s business. However, the evaluation of and response to such unsolicited business proposals may nevertheless distract management and/or disrupt our ongoing businesses, which may adversely affect our relationships with customers, employees, partners, suppliers, regulators, and others with whom we have business or other dealings.

Mylan may be unable to realize synergies or other benefits, including tax savings, expected to result from acquisitions, joint ventures, or other transactions or investments Mylan may undertake, or Mylan may be unable to generate additional revenue to offset any unanticipated inability to realize these expected synergies or benefits. Realization of the anticipated benefits of acquisitions or other transactions could take longer than expected, and implementation difficulties, unforeseen expenses, complications and delays, market factors, or deterioration in domestic and global economic conditions could reduce the anticipated benefits of any such transactions. Mylan also may inherit legal, regulatory, and other risks that occurred prior to the acquisition, whether known or unknown to Mylan.

Any one of these challenges or risks could impair Mylan’s growth and ability to compete, require Mylan to focus additional resources on integration of operations rather than other profitable areas, require Mylan to reexamine its business strategy, or otherwise cause a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

MYLAN’S ACTUAL FINANCIAL POSITION AND RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THE UNAUDITED PRO FORMA FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS/OFFER TO EXCHANGE.

The unaudited pro forma financial information contained in this prospectus/offer to exchange is presented for illustrative purposes only and may not be an indication of what Mylan’s financial position or results of operations would have been had the offer and a compulsory acquisition been completed on the dates indicated. The unaudited pro forma financial information has been derived from the consolidated financial statements of Mylan and Perrigo and certain adjustments and assumptions have been made regarding Mylan after giving effect to the offer and a compulsory acquisition. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. For example, the unaudited pro forma financial information does not reflect all costs that are expected to be incurred by Mylan in connection with the offer and a compulsory acquisition. In addition, the final amount of any charges relating to acquisition accounting adjustments that Mylan may be required to record will not be known until following the closing of the offer and, if applicable, a compulsory acquisition, in particular because Mylan does not currently have any access to information related to Perrigo beyond what Perrigo has made publicly available, and as a result Mylan’s estimates of fees and expenses that may be incurred by Perrigo in connection with the business combination are inherently imprecise. Accordingly, the actual financial position and results of operations of Mylan following the offer and a compulsory acquisition may not be consistent with, or evident from, this unaudited pro forma financial information. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Mylan’s business, financial condition, results of operations, cash flows, and/or share price following closing, including, among others, those described herein. See “Unaudited Pro Forma Financial Information” beginning on page 132 of this prospectus/offer to exchange.

MYLAN WILL NEED TO TIMELY AND EFFECTIVELY IMPLEMENT ITS INTERNAL CONTROLS OVER PERRIGO’S OPERATIONS AS REQUIRED UNDER THE SARBANES-OXLEY ACT OF 2002.

Following the consummation of the offer, Mylan will need to timely and effectively implement its own internal controls and procedures over Perrigo necessary for Mylan to satisfy the requirements of Section 404 of the

Sarbanes-Oxley Act of 2002, including the requirements to provide an annual management assessment of the effectiveness of internal controls over financial reporting and a report by Mylan’s independent registered public accounting firm addressing these assessments. Mylan intends, to the extent necessary, to take appropriate measures to establish or implement an internal control environment at Perrigo so that Mylan meets the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. However, it is possible that Mylan may experience delays in implementing or will be unable to implement the required internal financial reporting controls and procedures with respect to Perrigo. In addition, in connection with the attestation process required under the Sarbanes-Oxley Act of 2002 by Mylan’s independent registered public accounting firm, Mylan may encounter problems or delays in completing the implementation of any requested improvements or receiving a favorable attestation. If Mylan cannot favorably assess the effectiveness of its internal controls over financial reporting, or if Mylan’s independent registered public accounting firm is unable to provide an unqualified attestation report, there could be a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

MYLAN CURRENTLY EXPECTS THE OFFER TO BE ACCRETIVE TO ITS ADJUSTED ANNUAL EARNINGS PER SHARE BY YEAR FOUR FOLLOWING CONSUMMATION THEREOF AND EXPECTS THE OFFER TO BE DILUTIVE PRIOR TO THAT TIME. SUCH DILUTION TO MYLAN’S ANNUAL ADJUSTED EARNINGS PER SHARE MAY NEGATIVELY AFFECT THE MARKET PRICE OF MYLAN ORDINARY SHARES.

Mylan currently expects the offer to be accretive to its adjusted annual earnings per share by year four following the consummation of the offer, assuming all anticipated annual pre-tax operational synergies from the combination of at least $800 million are fully realized, and expects the offer to be dilutive to its adjusted annual earnings per share prior to that time. This preliminary estimate is based on certain assumptions (which are described on page 69 of this prospectus/offer to exchange) and may change materially. Mylan could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the offer or the difficulty of managing a larger company. All of these factors could increase or lengthen the expected dilutive effect of the offer to Mylan’s adjusted annual earnings per share, or decrease or delay the expected accretive effect of the offer to Mylan’s adjusted annual earnings per share, and cause a decrease in the market price of Mylan ordinary shares. See also “Risk Factors—Risks Related to Mylan Following Completion of the Offer—Failure to acquire 100% of the Perrigo ordinary shares may affect our ability to complete any post-closing restructuring of Perrigo and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to Mylan” on page 28 of this prospectus/offer to exchange.

MYLAN WILL INCUR A SUBSTANTIAL AMOUNT OF INDEBTEDNESS TO ACQUIRE THE PERRIGO ORDINARY SHARES PURSUANT TO THE OFFER AND A COMPULSORY ACQUISITION.

In connection with the offering, Mylan is entering into a new bridge loan credit facility of approximately $12.5 billion to fund the cash portion of the consideration of the offer and a compulsory acquisition. Mylan cannot guarantee that it will be able to generate sufficient cash flow to make all of the principal and interest payments under this indebtedness when such payments are due or that it will be able to refinance such indebtedness on favorable terms, or at all. The failure to so repay or refinance such indebtedness when due could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

DISRUPTION IN THE FINANCIAL MARKETS COULD AFFECT MYLAN’S ABILITY TO REFINANCE THE BRIDGE LOAN CREDIT FACILITY ON FAVORABLE TERMS, OR AT ALL.

If and to the extent drawn, the bridge loan credit facility must be repaid within 364 days with respect to the $11.0 billion Tranche A Loan and within six months with respect to the approximately $1.5 billion Tranche C Loan, in each case after the loans are funded. Mylan anticipates refinancing, or obtaining alternative financing to repay, the bridge loan credit facility. Disruptions in the commercial credit markets or uncertainty in the United

States, European Union or elsewhere could result in a tightening of financial markets. As a result of financial market turmoil or other economic, financial or commercial factors, Mylan may not be able to obtain alternate financing in order to repay the bridge loan credit facility or refinance the bridge loan facility on favorable terms, or at all. The failure to so repay or refinance such indebtedness when due could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price.

If Mylan is unable to successfully obtain alternative financing or refinance the bridge loan credit facility on favorable terms and conditions (including, but not limited to, pricing and other fee payments), this could result in additional costs to Mylan. If Mylan is unable to obtain alternate financing or refinance at all, the outstanding amounts under the bridge loan credit facility must be repaid within 364 days with respect to the $11.0 billion Tranche A Loan and within six months with respect to the approximately $1.5 billion Tranche C Loan, in each case after the loans are funded.

MYLAN WILL HAVE SIGNIFICANT ADDITIONAL INDEBTEDNESS WHICH COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND PREVENT US FROM FULFILLING OUR OBLIGATIONS WITH RESPECT TO SUCH INDEBTEDNESS. ANY REFINANCING OF THIS DEBT COULD BE AT SIGNIFICANTLY HIGHER INTEREST RATES. MYLAN’S SUBSTANTIAL INDEBTEDNESS COULD LEAD TO ADVERSE CONSEQUENCES.

Mylan’s increased indebtedness following the consummation of the offer and a compulsory acquisition could have adverse consequences, including but not limited to:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to make debt service payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limiting our flexibility in planning for, or reacting to, challenges and opportunities, and changes in our businesses and the markets in which we operate;

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, acquisitions and debt service requirements and other financing needs;

•	increasing our vulnerability to increases in interest rates in general because a substantial portion of our indebtedness bears interest at floating rates; and

•	placing us at a competitive disadvantage to our competitors that have less debt.

In addition, although the combined company is expected to maintain an investment grade credit rating, Mylan’s increased indebtedness following the consummation of the offer and a compulsory acquisition could result in a downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries. Furthermore, the offer for Perrigo ordinary shares is conditional upon valid acceptances being received (and not, where permitted, withdrawn) in respect of more than 50% of Perrigo ordinary shares (on a fully diluted basis). This acceptance condition, which is lower than the 80% acceptance condition that would ensure Mylan could complete a compulsory acquisition following the offer, could result in a downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries. A downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries could increase the cost of further borrowings or refinancings of such indebtedness, limit access to sources of financing in the future or lead to other adverse consequences.

The terms of Mylan’s indebtedness today impose, and any additional indebtedness we incur in the future, or may impose, significant operating and financial restrictions on us. These restrictions limit our ability to, among other things, incur additional indebtedness, make investments, pay certain dividends, prepay other indebtedness, sell assets, incur certain liens, enter into agreements with our affiliates and restrict our subsidiaries’ ability to pay dividends, merge or consolidate. In addition, certain of our credit facilities and accounts receivable securitization facility, as well as certain agreements governing Perrigo’s indebtedness, require us to maintain specified financial ratios. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default under the related indebtedness. If a default occurs, the relevant lenders could elect to declare our indebtedness, together with accrued interest and other fees, to be immediately due and payable. These factors could have a material adverse effect on our business, financial condition, results of operations, cash flows, and/or share price.

LOSS OF KEY PERSONNEL COULD LEAD TO LOSS OF CUSTOMERS, BUSINESS DISRUPTION, AND A DECLINE IN REVENUES, ADVERSELY AFFECT THE PROGRESS OF PIPELINE PRODUCTS, OR OTHERWISE ADVERSELY AFFECT THE OPERATIONS OF MYLAN.

Mylan’s success after the offer will depend in part upon its ability to retain key employees of Mylan and Perrigo. Prior to and following the offer, employees of Mylan and Perrigo might experience uncertainty about their future roles with Mylan following the consummation of the offer, which might adversely affect Mylan’s ability to retain key managers and other employees of both companies. Competition for qualified personnel in the pharmaceutical industry is very intense. Mylan may lose key personnel or may be unable to attract, retain, and motivate qualified individuals or the associated costs to Mylan may increase significantly, which could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan.

Risks Related to the Offer

THE EXCHANGE RATIO FOR THE SHARE PORTION OF THE OFFER CONSIDERATION DOES NOT INCLUDE AN ADJUSTMENT MECHANISM. BECAUSE THE MARKET PRICE OF MYLAN ORDINARY SHARES MAY FLUCTUATE, PERRIGO SHAREHOLDERS CANNOT BE SURE OF THE MARKET VALUE OF THE MYLAN ORDINARY SHARES THAT WILL BE ISSUED IN CONNECTION WITH THE OFFER.

Each Perrigo ordinary share that is validly tendered and not properly withdrawn prior to the expiration date will be exchanged for (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 Mylan ordinary shares upon consummation of the offer. The exchange ratio for the share portion of the offer consideration does not include an adjustment mechanism in case of any increases or decreases in the price of Mylan ordinary shares or Perrigo ordinary shares. The market value of the Mylan ordinary shares that tendering Perrigo shareholders will receive in the offer will depend on the market value of Mylan ordinary shares at the time tendered shares are exchanged and could vary significantly from the market value of Mylan ordinary shares as of the date of this prospectus/offer to exchange.

Changes in the price of Mylan ordinary shares may result from a variety of factors, including general market and economic conditions, changes in Mylan’s business, operations and prospects, regulatory considerations, market reaction to the offer and related developments and as a result of the risks described in the section of this prospectus/offer to exchange entitled “Risk Factors” beginning on page 22. Many of these factors are beyond the control of Mylan. If the price of Mylan ordinary shares declines, Perrigo shareholders may receive less value for their shares upon exchange of tendered shares in the offer than the value calculated pursuant to the exchange ratio on the date the offer was announced. Because the offer may not be completed until certain conditions have been satisfied or waived (see “The Offer—Certain Conditions of the Offer” beginning on page 54 of this prospectus/offer to exchange), a significant period of time may pass between the commencement of the offer and the time that Mylan accepts Perrigo ordinary shares for exchange. Therefore, at the time you tender your shares pursuant to the offer, you will not know the exact market value of the Mylan ordinary shares that will be issued if Mylan accepts such shares for exchange. See “Comparative Market Price and Dividend Information” beginning on page 21 of this prospectus/offer to exchange for the historical high and low sales prices of Mylan ordinary shares and Perrigo ordinary shares, as well as the historical cash dividends per Mylan ordinary share and Perrigo ordinary share, respectively.

You are urged to obtain current market quotations for Mylan ordinary shares and Perrigo ordinary shares when you consider whether to tender your Perrigo ordinary shares pursuant to the offer.

THE OFFER MAY ADVERSELY AFFECT THE LIQUIDITY AND VALUE OF NON-TENDERED PERRIGO ORDINARY SHARES.

In the event that not all of the Perrigo ordinary shares are tendered in the offer and we accept for exchange those ordinary shares tendered in the offer, the number of shareholders and the number of Perrigo ordinary shares held by individual holders will be greatly reduced. As a result, Mylan’s acceptance of ordinary shares for exchange in the offer could adversely affect the liquidity and could also adversely affect the market value of the remaining Perrigo ordinary shares held by the public. If permitted by the rules of the NYSE and the TASE, as applicable, Mylan currently intends to cause Perrigo to delist the Perrigo ordinary shares from the NYSE and the TASE as soon after consummation of the offer as is practicable. As a result of such delisting, Perrigo ordinary shares not tendered pursuant to the offer may become illiquid and may be of reduced value. See “The Offer—Plans for Perrigo” beginning on page 74 of this prospectus/offer to exchange. Mylan also intends to cause Perrigo to terminate registration of the Perrigo ordinary shares under the Exchange Act as soon after consummation of the offer as the requirements for termination of the registration of the Perrigo ordinary shares are satisfied. If Perrigo shareholders continue to hold Perrigo ordinary shares following consummation of the offer, Mylan and/or Perrigo could encounter legal challenges in the Irish courts from such minority shareholders in connection with delisting the Perrigo ordinary shares, terminating registration of the Perrigo ordinary shares or other corporate actions, including allegations that such actions constitute oppressive actions under Irish law.

If non-tendered Perrigo ordinary shares are subsequently tendered in any subsequent offer period or if any compulsory acquisition takes place in respect of non-tendered Perrigo ordinary shares, Perrigo shareholders who have not tendered in the offer will receive their consideration at a later date, and the Mylan ordinary shares received on that later date may have a market price that is less than the price of Mylan ordinary shares delivered to Perrigo shareholders who tendered in the offer.

In the event that Mylan receives more than 50% but less than 80% acceptances in the offer (including during the subsequent offer period), it would not be able to complete a compulsory acquisition and would not acquire 100% of Perrigo’s ordinary shares. In such case, Mylan intends to operate Perrigo as a controlled subsidiary of Mylan. Until such time as Mylan acquires 100% of Perrigo’s ordinary shares, Perrigo shareholders who have not tendered their Perrigo ordinary shares in the offer (including during the subsequent offer) or sold their Perrigo ordinary shares to Mylan in an open market transaction will have a minority ownership interest in Perrigo.

FAILURE TO ACQUIRE 100% OF THE PERRIGO ORDINARY SHARES MAY AFFECT OUR ABILITY TO COMPLETE ANY POST-CLOSING RESTRUCTURING OF PERRIGO AND ITS SUBSIDIARIES. THIS COULD REDUCE OR DELAY THE COST SAVINGS OR REVENUE BENEFITS TO MYLAN.

To effect a compulsory acquisition of the remaining Perrigo ordinary shares, we will need to first obtain acceptances in respect of at least 80% of the Perrigo ordinary shares to which the offer relates. The offer is conditional upon valid acceptances being received (and not, where permitted, withdrawn) in respect of more than 50% of Perrigo ordinary shares (on a fully diluted basis). Therefore, we could complete the offer without being able to acquire compulsorily the remaining Perrigo ordinary shares we do not own.

In such case, and assuming Mylan does not seek to acquire the remaining Perrigo ordinary shares, we intend to operate Perrigo as a controlled subsidiary of Mylan under Irish law and we will be entitled to control the composition of Perrigo’s board of directors, as well as Perrigo’s management team, and effectively control Perrigo’s operations on a day-to-day basis. Consequently, we believe that we would have the power to effect a post-closing restructuring of Perrigo and its subsidiaries, although the failure to acquire 100% of the Perrigo ordinary shares could potentially subject our post-closing plans for Perrigo to risk of delay and may require us to pursue different restructuring steps than we would have pursued if we owned 100% of Perrigo’s ordinary shares.

We also believe that we would be able to cause Perrigo to take the actions required to realize the anticipated operational synergies described under “The Transaction—Plans for Perrigo” beginning on page 74 of this prospectus/offer to exchange. The arrangements necessary to implement the operational synergies between Mylan and Perrigo would need to be in this case on an arms-length basis, and this additional requirement may require us to pursue different steps to realize operational synergies than we would pursue if we owned 100% of Perrigo’s ordinary shares and could potentially result in a delay in realizing the anticipated operational synergies from the acquisition of Perrigo. In addition, since Mylan would not have acquired (and paid for) 100% of the Perrigo ordinary shares, Mylan shareholders may not realize the full financial benefits of operational synergies from the combination as certain of these financial benefits may be shared by the minority shareholders of Perrigo. Since Mylan has not had due diligence access to Perrigo or its business or management, Mylan has not yet formulated detailed restructuring plans and plans for realizing operational synergies and at this time cannot determine with more specificity the effect of not acquiring 100% of Perrigo’s ordinary shares on its restructuring and synergy plans.

Mylan has carefully reviewed Perrigo’s publicly available information in connection with estimating the annual pre-tax operational synergies from the offer and believes based on its prior experience integrating other acquired companies, including Mylan Laboratories Limited, which Mylan acquired less than 100% of in 2007 and operated as a controlled subsidiary until 2015, that it can successfully manage the additional risks described above and the combination can realize the anticipated operational synergies from the offer. Accordingly, the possibility of operating Perrigo as a controlled subsidiary does not change any of Mylan’s key assumptions regarding the categories of operational synergies available or the potential opportunity within each category, and Mylan continues to believe that the offer will result in at least $800 million of annual pre-tax operational synergies by the end of year four following consummation of the offer.

In addition, if we own less than 100% of Perrigo after completion of the offer, our resulting combined structure might be less efficient and we may not be able to carry out joint cash pooling or other intra-company transactions with Perrigo and its subsidiaries on favorable terms or at all. This may adversely affect our ability to achieve the expected amount of operational and other synergies after the offer is completed.

ALTHOUGH MYLAN HAS COMMITTED TO MAKE ANY AND ALL DIVESTITURES AND OTHER SUBSTANTIVE ACTIONS, NECESSARY OR REQUIRED, IN ORDER TO CLEAR OR APPROVE THE ACQUISITION UNDER THE HSR ACT, MYLAN MUST OBTAIN REQUIRED APPROVALS AND CONSENTS TO CONSUMMATE THE OFFER, WHICH, IF DELAYED OR NOT GRANTED, MAY JEOPARDIZE OR DELAY THE CONSUMMATION OF THE OFFER, RESULT IN ADDITIONAL EXPENDITURES OF MONEY AND RESOURCES, AND/OR REDUCE THE ANTICIPATED BENEFITS OF THE OFFER.

The offer is subject to customary closing conditions. These closing conditions include, among others, the effectiveness of the registration statement to register the issuance of the Mylan ordinary shares in connection with the offer and the receipt of the relevant approvals under the antitrust and competition laws of certain countries under which filings or approvals are required. Mylan has committed to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the U.S. Federal Trade Commission, including making any and all divestitures and other substantive actions necessary or required in order to ensure the HSR Pre-Condition is satisfied. Although no actions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of HSR clearance.

The governmental agencies from which Mylan will seek certain of these approvals have broad discretion in administering the governing regulations. As a condition to their approval of the offer, the U.S. Federal Trade Commission is expected to impose, and other agencies may impose requirements, limitations, or costs or require divestitures or place restrictions on the conduct of Mylan’s businesses after closing. These requirements, limitations, costs, divestitures, or restrictions could delay the consummation of the offer or may reduce the anticipated benefits of the offer and a compulsory acquisition. Further, no assurance can be given that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions, and timing of the consents and approvals. Mylan has not made a formal unconditional commitment to take any and all actions as may be necessary or required in order to ensure that non-U.S. antitrust and competition approvals, including any such approvals as may be required in Russia and Ukraine, are obtained. However, pursuant to the legally binding process under the Irish Takeover Rules to commence its offer for Perrigo in order to effect the acquisition, Mylan is generally required to commit to take, and take, any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted by governmental agencies from which Mylan seeks consents or approvals, including any divestitures needed to obtain any antitrust or competition approvals, provided, in the case of any non-U.S. antitrust and competition approvals, that it is a condition to the offer that the terms and conditions of such antitrust and competition approvals must be acceptable or reasonably satisfactory to Mylan. Although we do not expect that any required divestitures will be material to the combined company, we cannot assure you that no such divestitures will be material. If Mylan agrees to any material requirements, limitations, costs, divestitures, or restrictions in order to obtain any approvals required to consummate the offer, these requirements, limitations, costs, divestitures or restrictions could adversely affect Mylan’s ability to integrate Mylan’s operations with Perrigo or reduce the anticipated benefits of the acquisition. This could delay the consummation of the offer or have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price. For a more detailed description of the regulatory approvals required in the offer and/or compulsory acquisition, see “The Offer—Regulatory Approvals; Certain Other Legal Matters” beginning on page 85 of this prospectus/offer to exchange.

MYLAN HAS NOT NEGOTIATED THE PRICE OR TERMS OF THE OFFER WITH PERRIGO’S BOARD OF DIRECTORS.

In evaluating this offer, you should be aware that Mylan has not negotiated the price or terms of the offer with Perrigo or its board of directors. Neither Perrigo nor its board of directors has approved the offer. On April 24, 2015 and April 29, 2015, Perrigo issued announcements purporting to reject the offer. Perrigo, however, is required under the rules of the SEC to issue a statement as to whether it recommends acceptance or rejection of the offer, that it expresses no opinion and remains neutral toward the offer or that it is unable to take a position with respect to the offer, and file with the SEC a solicitation/recommendation statement on Schedule 14D-9 describing its position, if any, and certain related information, no later than 10 business days from the date the offer is first published, sent or given to Perrigo shareholders. Under the Irish Takeover Rules, the board of directors of Perrigo must, unless the Irish Takeover Panel consents otherwise, mail a first response document to Perrigo shareholders within 14 days of the mailing of this document. The first response document must, amongst other things, contain the Perrigo board’s opinion on the offer (and any alternative offers). Mylan recommends that you review the Schedule 14D-9 and first response document when such document(s) become available.

MYLAN HAS NOT HAD ACCESS TO PERRIGO’S NON-PUBLIC INFORMATION. THEREFORE, MYLAN MAY BE SUBJECT TO UNKNOWN LIABILITIES OF PERRIGO.

To date, Mylan has conducted a due diligence review based only on Perrigo’s publicly available information. The consummation of the offer may constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, or result in the termination, cancellation, acceleration or other change of any right or obligation (including, without limitation, any payment obligation) under Perrigo’s agreements that are not publicly available. As a result, after the consummation of the offer, Mylan may be subject to unknown liabilities, or other unknown risks related to the business and operations, of Perrigo, which may have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

In respect of all information relating to Perrigo presented in, incorporated by reference into or omitted from, this prospectus/offer to exchange, Mylan has relied upon publicly available information, including information publicly filed by Perrigo with the SEC. Although Mylan has no knowledge that would indicate that any statements contained herein regarding Perrigo’s condition, including its financial or operating condition, based upon such publicly available information are inaccurate, incomplete or untrue, Mylan was not involved in the preparation of such information and statements. For example, Mylan has made adjustments and assumptions in preparing the pro forma financial information presented in this prospectus/offer to exchange that have necessarily involved Mylan’s estimates with respect to Perrigo’s financial information. Any financial, operating or other information regarding Perrigo that may be detrimental to Mylan following Mylan’s acquisition of Perrigo that has not been publicly disclosed by Perrigo, or errors in Mylan’s estimates, may have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price or the benefits Mylan expects to achieve through the consummation of the offer.

THE MARKET PRICE OF MYLAN ORDINARY SHARES AFTER THE OFFER MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE CURRENTLY AFFECTING PERRIGO ORDINARY SHARES.

The businesses of Mylan and Perrigo differ in many respects, including relative focus on specialty brands, generics, OTC and nutritional products and, accordingly, the results of operations of Mylan and the market price of Mylan ordinary shares after the offer may be affected by factors different from those currently affecting the independent results of operations of Mylan and Perrigo. For a discussion of the businesses of Mylan and Perrigo and of certain factors to consider in connection with their respective businesses, see the documents incorporated by reference into this prospectus/offer to exchange and referred to under “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange. See “Comparative Market Price and Dividend Information” beginning on page 21 of this prospectus/offer to exchange for additional information on the historical market value of Mylan ordinary shares and Perrigo ordinary shares.

THE MARKET FOR MYLAN ORDINARY SHARES MAY BE ADVERSELY AFFECTED BY THE ISSUANCE OF SHARES PURSUANT TO THE OFFER AND A COMPULSORY ACQUISITION.

In connection with the completion of the offer and a compulsory acquisition, and as described and based on the assumptions in the section of this prospectus/offer to exchange entitled “The Offer—Ownership of Mylan After the Offer” beginning on page 55, Mylan expects to issue approximately 339,346,561 Mylan ordinary shares and could issue more ordinary shares depending on Perrigo’s share capital at the completion of the offer and a compulsory acquisition. The issuance of these new Mylan ordinary shares could have the effect of depressing the market price for our ordinary shares.

THE MYLAN ORDINARY SHARES TO BE RECEIVED BY PERRIGO SHAREHOLDERS AS CONSIDERATION WILL HAVE DIFFERENT RIGHTS FROM THE PERRIGO ORDINARY SHARES.

There will be material differences between your current rights as a holder of Perrigo ordinary shares and the rights you can expect as a shareholder of Mylan. Under the terms of the offer, Perrigo shareholders will receive a combination of Mylan ordinary shares and cash consideration if the offer becomes or is declared unconditional, and will consequently become holders of Mylan ordinary shares. Mylan is organized under the laws of the Netherlands and Perrigo is organized under the laws of Ireland. Therefore, differences in the rights of holders of Mylan ordinary shares and Perrigo ordinary shares arise both from differences between the articles of association of Mylan and the amended and restated memorandum and articles of association of Perrigo and also from differences between Dutch and Irish law. As holders of Mylan ordinary shares, your rights with respect thereto will be governed primarily by Dutch law, including the Dutch Civil Code, as well as Mylan’s constituent documents. For a detailed discussion of the material differences between the current rights of Perrigo shareholders, and the rights you can expect as a holder of Mylan ordinary shares, please see our discussion in the section of this prospectus/offer to exchange entitled “Comparison of Shareholders’ Rights” beginning on page 99.

Certain features of our governance arrangements or that are otherwise available under Dutch law may discourage, delay, or prevent a change in control of Mylan, even if such a change in control is sought by Mylan’s shareholders. This may affect the market price of Mylan ordinary shares. See “Description of Ordinary Shares—Protective Measures” beginning on page 96 of this prospectus/offer to exchange for summaries of such anti-takeover provisions.

PERRIGO SHAREHOLDERS WILL HAVE A REDUCED OWNERSHIP AND VOTING INTEREST AFTER THE CONSUMMATION OF THE OFFER AND A COMPULSORY ACQUISITION AND WILL EXERCISE LESS INFLUENCE OVER THE MANAGEMENT AND POLICIES OF MYLAN THAN THEY DO OVER PERRIGO.

Perrigo shareholders currently have the right to vote in the election of the board of directors of Perrigo and on other matters affecting Perrigo. When the shares tendered in the offer are exchanged, each participating Perrigo shareholder (and following consummation of a compulsory acquisition, each Perrigo shareholder) will become a shareholder of Mylan with a percentage ownership of the combined company that is much smaller than the shareholder’s percentage ownership of Perrigo. Mylan has assumed that the number of Perrigo ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in Perrigo’s Annual Report on Form 10-K for the year ended June 27, 2015, and that the number of Mylan ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in this prospectus/offer to exchange. Based on these assumptions regarding the number of shares, we expect that, if all Perrigo ordinary shares are acquired pursuant to the offer and a compulsory acquisition, Mylan shareholders will own, in the aggregate, approximately 60% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition and former Perrigo shareholders will own, in the aggregate, approximately 40% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition. As a result, Perrigo shareholders will have less influence over the management and policies of Mylan than they now have over the management and policies of Perrigo.

MYLAN WILL INCUR SIGNIFICANT TRANSACTION-RELATED COSTS IN CONNECTION WITH THE OFFER, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON MYLAN’S BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS AND/OR SHARE PRICE.

Mylan will incur significant transaction costs relating to the offer, including legal, accounting, financial advisory, regulatory, and other expenses, which could have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows and/or share price. Many of these expenses are payable by Mylan whether or not the offer is completed. Most of these expenses will be comprised of transaction costs related to the offer and the bridge loan credit facility. Mylan will also incur transaction fees and costs related to formulating integration plans. These fees and costs may be higher or lower than estimated. Additional unanticipated costs may be incurred in the integration of the two companies’ businesses.

Although Mylan expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Mylan to offset incremental transaction-related costs over time, this net benefit may not be achieved in the near term, or at all.

THE BUSINESS RELATIONSHIPS OF MYLAN AND PERRIGO, INCLUDING CUSTOMER RELATIONSHIPS, MAY BE SUBJECT TO DISRUPTION DUE TO UNCERTAINTY ASSOCIATED WITH THE OFFER.

Parties with which Mylan and Perrigo currently do business or may do business in the future, including customers and suppliers, may experience uncertainty associated with the offer, including with respect to current or future business relationships with Mylan, Perrigo or the combined company. As a result, the business relationships of Mylan and Perrigo may be subject to disruptions if customers, suppliers, or others attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Mylan or Perrigo. For example, certain customers and collaborators may have contractual consent rights or termination rights that may be triggered by a change of control or assignment of the rights and obligations of contracts that will be transferred in the offer. In addition, the contract manufacturing business of the combined business could be impaired if existing or potential customers of Mylan or Perrigo determine not to continue or initiate contract manufacturing relationships with the combined business. These disruptions could have a material adverse effect on the business, financial condition, results of operations, cash flows, and/or share price of Mylan or the combined business or a material adverse effect on the business, financial condition, results of operations, and/or cash flows of Perrigo. The effect of such disruptions could be exacerbated by a delay in the consummation of the offer.

IF COUNTERPARTIES TO CERTAIN AGREEMENTS WITH PERRIGO, INCLUDING CERTAIN DEBT AGREEMENTS, DO NOT CONSENT, CHANGE OF CONTROL RIGHTS UNDER THOSE AGREEMENTS MAY BE TRIGGERED AS A RESULT OF THE OFFER, WHICH COULD CAUSE MYLAN TO LOSE THE BENEFIT OF SUCH AGREEMENTS AND INCUR MATERIAL LIABILITIES OR REPLACEMENT COSTS.

Perrigo may be party to agreements that contain change-of-control, or certain other provisions that will be triggered as a result of the offer. If the counterparties to these agreements do not consent to the acquisition of Perrigo, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in Perrigo incurring liabilities as a consequence of breaching such agreements, or causing the combined business to lose the benefit of such agreements or incur costs in seeking replacement agreements.

Perrigo may have certain debt obligations that contain change-of-control, or certain other provisions, that will be triggered as a result of the offer. If these provisions are triggered, the debt obligations may have to be repurchased, refinanced or otherwise settled. We cannot assure you that sufficient funds will be available to repurchase any outstanding debt obligations or that we will be able to refinance or otherwise settle such debt obligations on favorable terms, if at all.

Mylan has not had the opportunity to conduct comprehensive due diligence on Perrigo and to evaluate fully the extent to which these risk factors will affect the combined company. To date, Mylan has conducted a due diligence review based only on Perrigo’s publicly available information. As a result, after the consummation of the offer, Mylan may be subject to unknown liabilities, or other unknown risks related to the business or operations, of Perrigo, which may have a material adverse effect on Mylan’s business, financial condition, results of operations, cash flows, and/or share price.

THE OFFER, IF SUCCESSFUL, WILL TRIGGER CERTAIN PROVISIONS CONTAINED IN PERRIGO’S EMPLOYEE BENEFIT PLANS OR AGREEMENTS THAT WILL REQUIRE MYLAN TO MAKE CHANGE IN CONTROL PAYMENTS.

Certain of Perrigo’s employee benefit plans or agreements contain change in control clauses providing for compensation to be paid to, or received by, certain Perrigo employees either upon a change in control, or if, following a change in control, Perrigo terminates the employment relationship with these employees under certain circumstances or these employees terminate the employment relationship because of certain adverse changes. If successful, the offer would constitute a change in control of Perrigo, thereby giving rise to change in control payments.

Risks Related to Mylan’s Business

You should read and consider risk factors specific to Mylan’s business that will also affect the combined company after the offer, described in Part I, Item 1A of Mylan Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as amended by the Form 10-K/A filed on April 30, 2015), in Part II, Item 1A of Mylan’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2015 and the six months ended June 30, 2015 and in other documents that are incorporated by reference into this prospectus/offer to exchange. See “Where You Can Find More Information” beginning on page 164 of this prospectus/offer to exchange for the location of information incorporated by reference in this prospectus/offer to exchange.

Risks Related to Perrigo’s Business

You should read and consider risk factors specific to Perrigo’s businesses that Mylan believes would be applicable to the combined company after the offer, described in Part I, Item 1A of Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015, and in other documents that are incorporated by reference into this prospectus/offer to exchange. See “Where You Can Find More Information” beginning on page 164 of this prospectus/offer to exchange for the location of information incorporated by reference in this prospectus/offer to exchange. Mylan has not had the opportunity to conduct comprehensive due diligence on Perrigo and to evaluate fully the extent to which these risk factors will affect the combined company.

THE COMPANIES

Mylan

Mylan is a global pharmaceutical company committed to setting new standards in healthcare. Working together around the world to provide 7 billion people access to the broadest range of high quality, affordable medicine, Mylan innovates to satisfy unmet needs; makes reliability and service excellence a habit; does what’s right, not what’s easy; and impacts the future through passionate global leadership. Mylan offers a growing portfolio of around 1,400 generic pharmaceuticals and several brand medications. In addition, Mylan offers a wide range of antiretroviral therapies, upon which nearly 50% of HIV/AIDS patients in developing countries depend. Mylan also operates one of the largest active pharmaceutical ingredient manufacturers, and currently markets products in about 145 countries and territories. Mylan’s workforce of approximately 30,000 people is dedicated to creating better health for a better world, one person at a time.

Mylan is a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands, with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, and its principal executive offices located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England and its global headquarters at 1000 Mylan Blvd., Canonsburg, PA 15317. Mylan’s ordinary shares are listed on NASDAQ under the symbol “MYL”.

Perrigo

Perrigo develops, manufactures and distributes over-the-counter (“OTC”) and generic prescription pharmaceuticals, nutritional products and API, and has a specialty sciences business comprised of assets focused predominantly on the treatment of Multiple Sclerosis (Tysabri®). Perrigo is the world’s largest manufacturer of OTC healthcare products for the store brand market. Perrigo offers products across a wide variety of product categories primarily in the United States, the United Kingdom, Mexico, Israel and Australia, as well as many other key markets worldwide, including Canada, China and Latin America.

Perrigo is a public limited company incorporated under the laws of Ireland with its principal executive offices located at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. In addition, the recent acquisition of Omega provides access to key European countries. The Perrigo ordinary shares are traded on the NYSE and the TASE under the symbol “PRGO”.

Tysabri® is a registered trademark of Biogen MA Inc.

BACKGROUND AND REASONS FOR THE OFFER

Background of the Offer

During the past decade, Mylan has undergone a strategic transformation from a domestic generics company into a global leader in the pharmaceutical industry—one with unprecedented scale in its operating platform, diversity in its portfolio, and significant control over the cost and quality of its products. In addition to the cultivation of numerous organic growth drivers, a key aspect of its transformation and growth has been meaningful participation in the ongoing consolidation of the global pharmaceutical industry and the completion of accretive transactions.

Mylan has been highly active in evaluating quality companies and assets within the industry to identify those that would most effectively build on its operating platform and commercial presence, complement its existing strengths and capabilities, enhance its financial flexibility, strengthen its competitive position, promote the sustainable success of Mylan’s business, be accretive to its shareholders and provide benefits to its other stakeholders, including employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates. Mylan’s senior management team has clearly outlined this strategy in numerous public statements over the last several years.

In the spring of 2014, Robert J. Coury, Executive Chairman of Mylan, engaged in discussions with Mr. Joseph C. Papa, President, Chief Executive Officer and Chairman of Perrigo, regarding a potential combination between Mylan and Perrigo. These discussions, like several similar earlier discussions between Mr. Papa and Mr. Coury, ended without a transaction resulting.

On July 13, 2014, Mylan Inc., the predecessor to Mylan, entered into an agreement with Abbott Laboratories that provided for, among other things, the acquisition by Mylan of Mylan Inc. and Abbott’s non-U.S. developed markets specialty and branded generics business, and these acquisitions closed on February 27, 2015.

On April 6, 2015, Mr. Coury, on behalf of Mylan, called Mr. Papa by telephone to discuss a non-binding proposal by Mylan to acquire Perrigo for $205 per Perrigo ordinary share in a combination of cash and Mylan ordinary shares. Mr. Coury also explained to Mr. Papa that Mylan was seeking a friendly and cooperative transaction between Mylan and Perrigo. Mr. Coury also delivered to Mr. Papa a letter describing the non-binding proposal, the contents of which letter is set forth below:

April 6, 2015

Joseph C. Papa

President, Chief Executive Officer and Chairman

Perrigo Company plc

Treasury Building

Lower Grand Canal St.

Dublin 2, Ireland

Dear Joe:

As you and I have discussed on a number of occasions over the past few years, a combination of Mylan and Perrigo offers clear and compelling strategic and financial benefits, has sound industrial logic, and would create a global leader with a unique and one-of-a-kind profile. We have complementary operations across all of our businesses, both from a product and geographic perspective. In an environment where scale and reach are becoming increasingly important, the combination of our companies would result in an unmatched global platform, substantial revenue and operating synergies, and enhanced long-term growth potential, all of which would serve to create significant value for the combined company’s shareholders and other stakeholders.

Based on our many conversations over the years and my knowledge of Perrigo, I have often noted the similarity in the culture and core values of our two companies. We both place paramount emphasis on integrity, respect and responsibility in our commitment to provide the world’s 7 billion people access to the broadest range of affordable, high quality medicine. We also have a common focus on innovation, reliability and excellent customer service. Most importantly, all of our people are dedicated to creating better health for a better world, one person at a time. This shared culture and these common values will be key contributors to a successful integration.

For the foregoing reasons, I am writing on behalf of Mylan to propose a combination of Mylan and Perrigo in a transaction that would deliver to your shareholders significantly greater near-term and long-term value than they could otherwise obtain on a standalone basis. Our proposal is the natural culmination of our prior discussions and reflects our shared vision for the industry. This is the right time for our two companies to move forward together, and Mylan and our Board are firmly committed to making this combination a reality.

Specifically, we propose to offer Perrigo shareholders $205 in a combination of cash and Mylan stock for each Perrigo share, which represents a greater than 25% premium to the Perrigo trading price as of the close of business on Friday, April 3, 2015, a greater than 29% premium to Perrigo’s sixty-day average share price and a greater than 28% premium to Perrigo’s ninety-day average share price.

Our proposal provides a very significant cash payment to Perrigo shareholders. In addition, even with conservative assumptions for what we believe to be significant and meaningful synergies coming from both companies, our proposal provides Perrigo shareholders with an even greater equity value in the combined company than they currently have in Perrigo today.

In addition to the compelling value to shareholders, a combination of Mylan and Perrigo would offer substantial benefits to the other stakeholders of both companies. In particular, the combination would provide a broader variety of opportunities to our employees and increased stability for the communities in which we operate and serve. The position of our creditors and suppliers would be enhanced by the combined company’s scale and significant free cash flows, and patients would receive improved access to affordable, high quality medicine through increased scale across geographies and robust capabilities to drive innovation.

As you and I have acknowledged in our prior discussions, we have no doubt that you and your Board will recognize the compelling logic of this transaction as outlined below:

•	Highly complementary businesses with strong presence in key developed and emerging markets around the world;

•	Attractive, diversified portfolio with critical mass across generics, OTC, specialty brands and nutritionals;

•	Powerful commercial platform with strong reach across multiple channels, giving the combined company an increasingly important strategic advantage in light of the evolving distributor and payor dynamics across geographies;

•	World-class operating platform, including an unrivaled combined manufacturing platform, renowned supply chain capabilities, vertical integration and global sourcing excellence with the cost advantages and flexibility to be a leading reliable source of high quality products around the world; and

•	Strong R&D capabilities, including broad technological capabilities across prescription, OTC and nutritionals products, and expertise in complex, difficult-to-formulate products, which would continue to expand our pipeline and drive long-term growth.

Our proposed transaction not only makes compelling strategic sense, it also results in a combined company with a very strong financial profile, including:

•	Approximately $15.3 billion in 2014 pro forma sales;

•	Substantial free cash flows driving rapid deleveraging and enhanced reinvestment into the business;

•	Compelling synergies resulting in operating margin expansion and EPS accretion;

•	Scope for meaningful revenue synergies given the strength of the combined business, rich pipeline of launches, and opportunities to mean more to our customers across business lines;

•	A much stronger, larger and more diverse platform to create enhanced and more predictable earnings growth; and

•	Greater opportunities for continued growth through strategic acquisitions.

Mylan is a seasoned integrator and quality operator, and we have extensive and proven experience in successfully integrating combinations like this one and capturing the significant value we see ahead.

We and our advisors have carefully studied the regulatory aspects of a combination of Mylan and Perrigo, and we are confident that we would be able to structure a transaction that would not pose material impediments to closing.

The Mylan Board would like to offer you the opportunity to serve with me as co-Chairman and as a member of the Mylan Board. In addition, I look forward to discussing with you the possibility of potentially including other Perrigo directors on the Mylan Board.

The Mylan Board believes that continuity of our management team, with its successful track record of execution and proven strategic vision, is critical to the success of the combined company. As such, I will continue to serve as Mylan’s Executive Chairman, Heather Bresch will continue to serve as CEO and Rajiv Malik will continue to serve as President. Our Board also has great respect for your senior management team, and we envision the combined company leveraging the best of our collective management and employee talent. To that end, we are hopeful that, among others at Perrigo, Judy Brown and Todd Kingma would be willing to serve in important roles with the combined company. We also envision important roles in the combined company for members of Marc Coucke’s Omega Pharma management team. We look forward to exploring with you other ways of maximizing the benefits to our shareholders and other stakeholders presented by combining these two very strong management teams.

We have dedicated a full team to the evaluation of Perrigo, including both Mylan management and outside advisors, and have conducted a thorough review of the business and its operations based on publicly available information. In order to finalize our proposal, we would welcome the opportunity to complete customary confirmatory due diligence, which we believe could be completed quickly. We stand ready to begin working with you and your team immediately and are prepared to commit the resources and time required to complete the proposed transaction expeditiously. To that end, we have retained Goldman Sachs as financial advisors and Cravath, Swaine & Moore as legal advisors to assist us in completing this transaction.

This preliminary proposal is a non-binding indication of interest.

We look forward to working together with you to deliver compelling value and benefits to our respective shareholders and other stakeholders.

Very truly yours,

/s/ Robert J. Coury

Robert J. Coury

Executive Chairman

Later that same day, Mr. Coury again spoke by telephone with Mr. Papa to further discuss the letter that Mr. Coury had delivered earlier that day. During the conversation, Mr. Coury requested a meeting with Mr. Papa to discuss a potential acquisition of Perrigo by Mylan. Mr. Papa did not agree to a meeting.

Pursuant to advice by outside counsel, on April 8, 2015, Mylan issued a public announcement pursuant to Rule 2.4 of the Irish Takeover Rules, in which it stated that it had made a proposal to acquire Perrigo for $205 per Perrigo ordinary share in cash and Mylan ordinary shares. This announcement contained the full text of the letter provided above. In advance of issuing the announcement, Mr. Coury spoke by telephone to Mr. Papa to notify him of Mylan’s intent to do so.

Between April 11, 2015 and April 12, 2015, Mr. Coury exchanged email correspondence with Mr. Papa regarding the proposed acquisition of Perrigo and the April 8th public announcement. In each of the exchanges, Mr. Coury requested to discuss the non-binding proposal that Mylan had delivered to Perrigo with Mr. Papa. Each time, Mr. Papa denied Mr. Coury’s request.

On April 13, 2015, Mylan filed a premerger notification under the HSR Act with the U.S. Federal Trade Commission and the U.S. Department of Justice regarding its proposed acquisition of Perrigo. Mylan also notified Perrigo of this notification filing and issued a public announcement stating that it had delivered such notification the same day.

On April 15, 2015, the Mylan Executive Committee met in London, United Kingdom to discuss, among other matters, the proposed acquisition of Perrigo and subject to Mylan first completing its arrangement of required financing, approved commencing an offer to acquire all of the outstanding Perrigo ordinary shares for $60 in cash and 2.2 Mylan ordinary shares for each Perrigo ordinary share.

On April 21, 2015, Perrigo issued an announcement rejecting the proposed acquisition, without having engaged in any substantive discussions with Mylan about the acquisition.

Also on April 21, 2015, Mr. Coury received a letter from Erez Vigodman, the President and Chief Executive Officer of Teva, containing a non-binding expression of interest by Teva to acquire Mylan for $82.00 per Mylan ordinary share, with the consideration to be comprised of approximately 50 percent cash and 50 percent Teva stock. Teva stated that its non-binding expression of interest was subject to customary conditions, including receipt of regulatory approvals, and was contingent on Mylan not completing its proposed acquisition of Perrigo or any other alternative transactions. At the same time, Teva issued a press release containing its non-binding expression of interest to acquire Mylan and a copy of the text of the letter sent to Mr. Coury. Upon receiving Mr. Vigodman’s letter Mr. Coury immediately telephoned to Mr. Vigodman to schedule a meeting.

On April 24, 2015, Mylan issued a public announcement pursuant to Rule 2.5 of the Irish Takeover Rules, setting forth its legally binding commitment to commence an offer to acquire all of the outstanding Perrigo ordinary shares for consideration per Perrigo ordinary share of (i) $60 in cash with no interest and (ii) 2.2 Mylan ordinary shares, which offer was fully financed, cash confirmed and not conditional on due diligence. Later that same day, Perrigo issued another announcement rejecting the proposed acquisition, again without having engaged in any substantive discussions with Mylan about the acquisition.

Also on April 24, 2015, Mr. Coury met with Mr. Vigodman in New York to discuss Teva’s expression of interest in acquiring Mylan.

On April 27, 2015, the Mylan Board met in London, United Kingdom to discuss, among other matters, Teva’s non-binding expression of interest to acquire Mylan for $82.00 per Mylan ordinary share. After a comprehensive review conducted in consultation with its financial and legal advisors, the Mylan Board concluded that Teva’s non-binding expression of interest did not meet any of the key criteria that would cause the Mylan Board to depart from Mylan’s successful and longstanding standalone strategy, and consider engaging in discussions concerning a possible sale of Mylan. The Mylan Board’s criteria included (i) Mylan’s strategic focus going forward (including between generics and specialty), (ii) the offer price reflecting an acceptable change of control premium, (iii) the currency of acquisition consideration, (iv) geographical overlap and footprint,

(v) product portfolio redundancy, (vi) industrial logic, (vii) cultural fit, (viii) financial performance of the potential acquirer, (ix) regulatory risk (including the scope of expected divestitures required to meet antitrust approval conditions), (x) integration and its impact on management and employee positions, (xi) the way in which stated synergies could be realized, (xii) the effects on operations, (xiii) the continuation or expansion of research and development capabilities, (xiv) commitment to innovation and (xv) Mylan’s activities in developing countries. Later on April 27, 2015, Mylan announced that the Mylan Board had unanimously rejected Teva’s non-binding expression of interest and Mr. Coury sent Mr. Vigodman a letter outlining the Mylan Board’s reasons for its rejection of Teva’s non-binding expression of interest. In response to Mylan’s announcement, Teva issued an announcement reiterating its non-binding expression of interest.

Also on April 27, 2015, Mr. Coury exchanged email correspondence with Mr. Papa regarding the proposed acquisition of Perrigo. In the exchange, Mr. Coury expressed his disappointment in Mr. Papa’s unwillingness to engage in substantive discussions about the acquisition and reiterated Mylan’s commitment to its proposal. Mr. Coury also again requested to schedule a meeting with Mr. Papa to discuss Mylan’s proposal. Mr. Papa again denied Mr. Coury’s request.

On April 29, 2015, the Mylan Board again met in London, United Kingdom to discuss, among other matters, a potential increase in the offer price Mylan had announced on April 24, 2015 with respect to all of the outstanding Perrigo ordinary shares. After a comprehensive review conducted in consultation with its financial and legal advisors, the Mylan Board determined to increase Mylan’s offer, such that Perrigo shareholders would receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share, which are the terms set forth in this prospectus/offer to exchange. Later on April 29, 2015, Mylan issued an announcement setting forth its increased offer. Later that same day, Perrigo issued another announcement rejecting the proposed acquisition, again without having engaged in any substantive discussions with Mylan about the acquisition.

Also on April 29, 2015, Mr. Coury received a letter from Mr. Vigodman reiterating Teva’s non-binding expression of interest to acquire Mylan on the terms previously disclosed. While this letter purported to address the key criteria identified by the Mylan Board in its April 27th announcement, the letter contained mostly conclusory statements about these criteria and Teva’s historical performance.

On May 5, 2015, Teva issued a public announcement that purported to provide additional detail with respect to its expression of interest for Mylan. The public announcement reiterated the terms that Teva had set forth in Mr. Vigodman’s letter to Mr. Coury on April 21, 2015 and did not add any new terms.

Also on May 5, 2015, Mylan hosted a conference call with investors to review its financial results for the first quarter ended March 31, 2015 and to provide an update on its proposed acquisition of Perrigo. On the conference call, Ms. Bresch reiterated Mylan’s commitment to making the Mylan-Perrigo combination a reality and Mylan provided additional detail regarding the strategic rationale for the combination.

On May 12 and 13, 2015, Mylan participated in the Bank of America Merrill Lynch Health Care Conference. At the conference, Ms. Bresch had a brief discussion with Mr. Papa, who was also participating in the conference, in which she requested to discuss Mylan’s proposed acquisition of Perrigo with him. No meeting resulted from Ms. Bresch’s request.

On May 27, 2015, Teva issued its first public disclosure of its acquisition of greater than one percent of Mylan stock on the open market. In the days that followed, Teva continued to acquire, and publish disclosures regarding its acquisition of, Mylan ordinary shares. As of June 19, 2015, Teva has disclosed that it has acquired approximately 4.61% of the outstanding Mylan ordinary shares.

On June 1, 2015, Mr. Coury, on behalf of the Mylan Board, sent a letter to Mr. Vigodman to ask for clarification on whether or not Teva would make an actual offer to acquire Mylan, noting that Teva’s recent actions appeared designed to improperly influence the Mylan shareholder vote with respect to Mylan’s proposed acquisition of Perrigo.

On June 8, 2015, Mr. Coury received a letter from Mr. Vigodman in response to Mylan’s letter of June 1, 2015. However, the letter did not provide answers to the issues raised in Mylan’s letter, including Teva’s intentions (i.e., whether Teva intends to promptly make a binding offer to acquire Mylan, and what the terms and conditions of such an offer would be).

Also on June 8, 2015, Mr. Coury responded to Mr. Vigodman’s letter and asked Teva to answer two specific questions, namely, whether Teva is planning to quickly make a legally binding exchange offer to acquire Mylan and, if so, whether that offer will contain a “hell or high water” provision whereby Teva will agree to whatever the U.S. Federal Trade Commission requires in order to clear the transaction under the HSR Act.

Between June 9, 2015 and June 10, 2015, Mr. Coury corresponded with Mr. Papa requesting a meeting to discuss the proposed acquisition of Perrigo. Mr. Papa denied Mr. Coury’s request, stating that, as Perrigo had previously indicated, the board of directors of Perrigo did not believe there was any reason for a meeting at the present time.

On June 12, 2015, a representative of Goldman Sachs, financial advisors to Mylan, called a representative of Morgan Stanley, financial advisors to Perrigo, by telephone requesting a meeting to discuss Mylan’s proposed acquisition of Perrigo. On June 13, 2015, the representative of Morgan Stanley responded to the representative of Goldman Sachs by electronic mail to deny the request, stating that Perrigo did not see any reason for a meeting at the present time.

On June 16, 2015, Abbott, Mylan’s largest shareholder, issued a press release announcing its support for Mylan’s standalone strategy and announced its intention to vote its ownership stake in favor of the acquisition of Perrigo. Miles D. White, Chairman and Chief Executive Officer of Abbott, stated that “Abbott has considered the entire situation and [believes] that Mylan’s standalone strategy and acquisition of Perrigo will further enhance its platform, is strategically compelling, value enhancing for shareholders, and offers a clear path to completion.” Also on June 16, 2015, Mylan issued a statement responding to the Abbott announcement expressing Mylan’s appreciation for Abbott’s support of Mylan’s long-term vision.

On July 23, 2015, in response to Teva’s unsolicited expression of interest in acquiring Mylan, Stichting Preferred Shares Mylan exercised its call option to acquire 488,388,431 Mylan preferred shares pursuant to the terms of the call option agreement between it and Mylan.

On July 27, 2015, Teva announced its entry into an agreement to acquire the Generic Drug Unit of Allergan plc and the withdrawal of its unsolicited, non-binding expression of interest to acquire Mylan. In response, Mylan issued a press release acknowledging Teva’s announcement and reaffirming Mylan’s commitment to its offer to acquire Perrigo.

On August 13, 2015, Mylan announced that it had exercised its option, as described in the conditions to the offer included in its public announcement pursuant to Rule 2.5 of the Irish Rules issued on April 24, 2015, as amended on April 29, 2015, to formally reduce the acceptance condition to the offer by lowering the acceptance threshold from not less than 80% of Perrigo ordinary shares to more than 50% of Perrigo ordinary shares.

On August 17, 2015, Mr. Coury sent a letter via email to Mr. Papa regarding the proposed acquisition of Perrigo. In the letter, Mr. Coury again reiterated Mylan’s commitment to the proposal and its intent to go directly to Perrigo shareholders with a tender offer. Mr. Coury expressed his belief that Mylan shareholders will approve the proposed acquisition of Perrigo at Mylan’s upcoming extraordinary general meeting. Mr. Coury again requested a meeting with Mr. Papa to engage in substantive discussions about the proposed acquisition. Mr. Papa again denied Mr. Coury’s request, stating that Perrigo’s board of directors had already publicly responded to Mylan’s offer and did not believe there was any basis to meet. On August 25, 2015, Mr. Papa issued a letter to Perrigo shareholders urging rejection of the offer.

On August 28, 2015, Mylan shareholders approved the offer and the issuance of Mylan ordinary shares to Perrigo shareholders in the offer and a compulsory acquisition.

On September 8, 2015, Mr. Coury sent a letter to Mr. Papa reiterating Mylan’s commitment to the acquisition of Perrigo and respect for Perrigo and its employees, re-affirming the compelling value of the offer to Perrigo shareholders, and outlining to Perrigo shareholders their clear and direct pathway to completion of the acquisition. Mr. Coury also expressed in the letter that the consideration for each Perrigo ordinary share will not be increased absent another potential offeror for Perrigo emerging. Any such increase in consideration other than in a de minimis amount would require further approval from Mylan shareholders.

Reasons for the Offer

The Mylan Board believes that Perrigo is the right next strategic transaction for Mylan and that the combination of Mylan and Perrigo demonstrates clear and compelling industrial logic and will generate significant value for both companies’ stakeholders through the creation of a one-of-a-kind global healthcare company that has complementary businesses and cultures, unmatched scale in its operations, one of the industry’s broadest and most diversified portfolios, and immense reach across distribution channels around the world. This unique infrastructure will be able to maximize evolving industry dynamics and capitalize on key trends. We believe that the combination of Mylan and Perrigo would deliver to Perrigo’s shareholders significantly greater near-term and long-term value than they could otherwise obtain on a standalone basis and further the interests of Mylan’s other stakeholders and the sustainable success of Mylan’s business.

While Mylan continues to pursue engaging with Perrigo in a consensual transaction, Mylan has commenced this offer in order to bring this compelling transaction directly to Perrigo’s shareholders, in the event that the Perrigo board of directors continues to refuse to engage in an substantive discussion with Mylan about the transaction.

Mylan believes that this offer is compelling for the following reasons:

Meaningful Premium, Significant Cash Payment and Superior Equity Value to Perrigo Shareholders.

•	The offer will provide the Perrigo shareholders with a significant cash payment and a meaningful premium.

•	Additionally, if the acquisition is consummated, Perrigo shareholders will become shareholders of Mylan, which has a clear track record of creating shareholder value, with an annualized three-year total shareholder return of approximately 37.9%.

More Diverse and Powerful Platform.

•	The businesses of Mylan and Perrigo are highly complementary. Mylan believes that the combined company will have a strong presence in key developed and emerging markets around the world, will open new markets to Mylan products and provide a significant opportunity to optimize platforms in overlapping geographic regions.

•	Mylan expects the combined company will have an attractive, diversified portfolio with critical mass across generics, OTC, specialty brands and nutritionals.

•	Mylan anticipates the combined company will be a powerful commercial platform with strong reach across multiple channels, giving the combined company an increasingly important strategic advantage in light of the evolving distributor and payor dynamics across geographies.

•	Mylan believes the combined company would have a world-class operating platform, including an unrivaled combined manufacturing platform, renowned supply chain capabilities, vertical integration and global sourcing excellence with the cost advantages and flexibility to be a leading reliable source of high quality products around the world.

•	Each of Mylan and Perrigo have strong and complementary R&D capabilities, including broad technological capabilities across prescription, OTC and nutritionals products, a track record of success in obtaining approvals and expertise in complex, difficult-to-formulate products, and Mylan believes that the combined company would continue to expand our robust pipeline, bring hundreds of new products to market every year and drive long-term growth.

•	Mylan anticipates that the combined company will have greater potential for continued expansion through business development and acquisitions across business lines.

A Combined Company with a Strong Financial Profile.

•	The combination of Mylan and Perrigo will result in a stronger and more diverse platform with a strong financial profile, including approximately $15.3 billion in 2014 pro forma total revenues.

•	Mylan currently anticipates that the acquisition of Perrigo will be accretive to the combined company’s adjusted annual earnings per share by year four following the consummation of the offer, assuming all anticipated annual pre-tax operational synergies of at least $800 million are fully realized.

•	Mylan currently anticipates that the combined company will maintain an investment grade credit rating.

Meaningful Cost Savings and Other Synergies.

•	Mylan expects that the combination of Mylan and Perrigo will result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer (whether Mylan acquires 100% of the Perrigo ordinary shares following consummation of a compulsory acquisition or acquires less than 100% of the Perrigo ordinary shares and operates Perrigo as a controlled subsidiary). This preliminary estimate is based on certain assumptions which are described on page 74 of this prospectus/offer to exchange.

Seasoned Acquirer and Integrator with a Proven Management Team.

•	As reflected in Schedule I to this prospectus/offer to exchange, Mylan offers Perrigo shareholders a highly experienced, first-class management team. Mylan’s management team has demonstrated the ability to execute growth strategies successfully, carefully manage risk and deliver enhanced shareholder value.

•	Under the stewardship of its current management, Mylan has completed a series of significant acquisitions of companies and assets within the industry, including Mylan Laboratories Limited and the generics business of Merck KGaA in 2007, Bioniche Pharma in 2010, Agila Specialties in 2013 and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business in 2015, resulting in increased revenues, synergies ahead of our target levels, robust growth in adjusted earnings per share and significant benefits to Mylan’s shareholders and other stakeholders.

•	Mylan is confident in its ability to integrate Perrigo. Mylan has a demonstrated ability to acquire and integrate large and complex companies (including less than wholly-owned controlled subsidiaries, such as Mylan Laboratories Limited, which was operated as a controlled subsidiary until 2015), with a proven track record of achieving and exceeding synergy targets and maximizing the values of the assets acquired in past transactions.

Aligned Cultures.

•	Mylan believes that its and Perrigo’s shared culture of integrity, respect and responsibility and common focus on innovation, reliability and customer service will be key contributors to a successful integration.

Clear Path to Completion.

•	Mylan and its advisors have carefully studied the regulatory aspects of a combination of Mylan and Perrigo, and we are confident that we have structured a transaction that would not pose material impediments to closing.

•	Accordingly, Mylan is confident in its evaluation of the proposed combination of Mylan and Perrigo, and as such, the offer is a legally binding commitment, fully financed and not conditioned on due diligence, and Mylan has committed to make any and all divestitures and other substantive actions necessary or required in order to ensure the HSR Pre-Condition is satisfied.

In addition to the compelling value to shareholders, a combination of Mylan and Perrigo would offer substantial benefits to the other stakeholders of both companies. For example, the combination would provide a broader variety of opportunities to employees and increased stability for the communities in which the companies operate and serve. The position of creditors, customers and suppliers would also be enhanced by the combined company’s scale and significant cash flows, and patients would receive improved access to affordable, high quality medicine through increased scale across geographies and robust capabilities to drive innovation.

The information contained in this section details (for the purposes of Rule 24.2(b)(xiii) of the Irish Takeover Rules) the effect of full acceptances of the offer upon Mylan’s assets, profits and business which may be significant for a proper appreciation of the offer.

We caution you that there can be no assurance about future results, including results considered or expected as described in this section, such as assumptions regarding potential synergies. We have not had discussions with Perrigo’s management nor had access to Perrigo’s books and records to confirm the reasonableness of the assumptions we made to support our estimate of cost savings. The information presented in this section is forward looking in nature and, therefore, you should read it in light of the factors discussed in the section of this prospectus/offer to exchange entitled “Forward-Looking Statements” beginning on page 158.

THE OFFER

Mylan is offering to exchange for each outstanding Perrigo ordinary share that is validly tendered and not properly withdrawn prior to the expiration date (i) $75.00 in cash, without interest and less any required withholding taxes, and (ii) 2.3 Mylan ordinary shares, upon the terms and subject to the conditions contained in this prospectus/offer to exchange and the accompanying letter of transmittal. Any fractional entitlements to Mylan ordinary shares will be rounded up or down to the nearest whole number (with fractional entitlements to 0.5 of a Mylan ordinary share being rounded up).

The term “expiration date” means 1:00 p.m. Irish Time/8:00 a.m. (New York City Time), on November 13, 2015, unless Mylan extends the period of time for which the offer is open, in which case the term “expiration date” means the latest time and date on which the offer, as so extended, expires. Under the Irish Takeover Rules, the initial offering period generally cannot be extended without the consent of the Irish Takeover Panel.

The offer is subject to conditions which are set forth in Appendix I to this prospectus/offer to exchange and are summarized in this section of this prospectus/offer to exchange under the caption “—Certain Conditions of the Offer.” Mylan expressly reserves the right, subject to the applicable rules and regulations of the SEC and the Irish Takeover Rules, to waive any condition of the offer described herein in its discretion. Mylan expressly reserves the right to make any changes to the terms and conditions of the offer (subject to the Irish Takeover Rules and any obligation to extend the offer pursuant to the applicable rules and regulations of the SEC), including, without limitation, with respect to adding or removing conditions to the offer or increasing or decreasing the cash, stock or aggregate consideration payable per Perrigo ordinary share in the offer.

If you are the record owner of your shares and you directly tender your shares to us in the offer, you will not have to pay any brokerage fees, commissions or similar expenses. If you own your shares through a broker, dealer, bank, trust company or other nominee and your broker, dealer, bank, trust company or other nominee tenders your shares on your behalf, your broker or such other nominee may charge a fee for doing so. You should consult your broker, dealer, bank, trust company or other nominee to determine whether any charges will apply.

The purpose of the offer is for Mylan to acquire control of, and ultimately the entire interest in, Perrigo. We announced the offer to facilitate the acquisition of Perrigo as promptly as practicable.

If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of any outstanding Perrigo ordinary shares not acquired or agreed to be acquired pursuant to the offer or otherwise in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. In a compulsory acquisition, Perrigo shareholders will receive as consideration the same amount of cash and the same number of Mylan ordinary shares received by any accepting Perrigo shareholder in the offer. See “—Plans for Perrigo” beginning on page 74 of this prospectus/offer to exchange.

Mylan has assumed that the number of Perrigo ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in Perrigo’s Annual Report on Form 10-K for the year ended June 27, 2015, and that the number of Mylan ordinary shares outstanding on the date of consummation of the offer and a compulsory acquisition will be the same number reported in this prospectus/offer to exchange. Based on these assumptions regarding the number of shares, we expect that, if all Perrigo ordinary shares are acquired pursuant to the offer and a compulsory acquisition, Mylan shareholders will own, in the aggregate, approximately 60% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition and former Perrigo shareholders will own, in the aggregate, approximately 40% of the outstanding Mylan ordinary shares on a fully diluted basis at the date of the consummation of the offer and compulsory acquisition. For a detailed discussion of the assumptions on which this estimate is based, see “—Ownership of Mylan After the Offer” beginning on page 55 of this prospectus/offer to exchange.

Expiration Date of the Offer

The offer is initially scheduled to expire at 1:00 p.m. (Irish Time)/8:00 a.m. (New York City Time), on November 13, 2015, which is the initial expiration date, unless extended by Mylan. Under the Irish Takeover Rules, the expiration date generally cannot be extended without the consent of the Irish Takeover Panel. For more information, you should read the discussion below under the caption “—Extension, Termination and Amendment.”

Extension, Termination and Amendment

Under the Irish Takeover Rules, the Initial Offer Period (as defined in Appendix I) generally cannot be extended without the consent of the Irish Takeover Panel.

Mylan expressly reserves the right, in its sole discretion, at any time or from time to time, to the fullest extent permitted by law, (1) subject to obtaining the consent of the Irish Takeover Panel, to extend, for any reason, the period of time during which the offer is open, (2) to delay acceptance for exchange of, or exchange of, Perrigo ordinary shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Perrigo ordinary shares deposited by or on behalf of shareholders promptly (and as separately required under the Irish Takeover Rules, in no event later than 14 days) after the termination or withdrawal of the offer), (3) to amend or terminate the offer without accepting for exchange of, or exchanging, Perrigo ordinary shares if any of the conditions referred to in this section of this prospectus/offer to exchange under the caption “—Certain Conditions of the Offer” have not been satisfied and (4) to amend the offer or to waive any conditions to the offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof. Mylan will only be obligated to take any of the actions described in the immediately preceding sentence to the extent required by the Irish Takeover Rules, Irish Takeover Panel or applicable rules and regulations of the SEC.

Mylan has designated the first closing date of the offer for the purposes of the Irish Takeover Rules as the expiration date. The Initial Offer Period will not therefore end until the expiration date, and the expiration date will not generally be extended without the consent of the Irish Takeover Panel. If the expiration date of the offer is extended, delayed, terminated, waived or amended, Mylan will make an appropriate announcement in accordance with Rule 2.9 of the Irish Takeover Rules, by 8:00 a.m. (New York City time) on the next business day (the “relevant day”) following the day on which the expiration date of the offer is extended, delayed, terminated, waived or amended, as the case may be (or such later time(s) or date(s) as the Irish Takeover Panel may agree) and in accordance with SEC rules and regulations. Subject to applicable law (including Rules 14d-4(d)(i), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes, and the Irish Takeover Rules, which may, in the discretion of the Irish Takeover Panel, require that material changes be mailed to shareholders), and without limiting the manner in which Mylan may choose to make any public announcement, Mylan will not have any obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement. In such public announcement, Mylan will state (unless otherwise permitted by the Irish Takeover Panel and SEC rules and regulations) the total number of Perrigo Shares Affected (as defined in Appendix I) (as nearly as practicable):

(i)	for which acceptances of the offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert (for the purposes of the Irish Takeover Rules and in relation to the offer) with Mylan);

(ii)	acquired or agreed to be acquired by or on behalf of Mylan or any person acting or deemed to be in concert with Mylan during the Offer Period (as defined in Appendix I); and

(iii)	held by or on behalf of Mylan or any person acting or deemed to be acting in concert with Mylan prior to the Offer Period,

and will specify the percentage of Perrigo Shares Affected represented by each of these figures. The announcement will include a statement of the total number of Perrigo Shares Affected which Mylan may count towards the satisfaction of the Acceptance Condition (as defined in Appendix I) and the percentage of the Maximum Perrigo Shares Affected (as defined in Appendix I) represented by this figure.

The announcement will also state details of any relevant securities of Perrigo in which Mylan or any person acting in concert with Mylan is interested, or in respect of which it holds a short position, in each case specifying the nature of the interest or short position concerned.

If the offer has become or been declared wholly unconditional (with the result that the Initial Offer Period has ended), the announcement to be made by 5:00 p.m. (New York City time) on the expiration date will state that the offer will remain open for a Subsequent Offer Period (as defined in Appendix I) until further notice or until a specified date of not less than 14 days after the end of the Initial Offer Period.

If Mylan revises the offer, it will remain open for acceptance for a period of at least 14 days (or such other period as may be permitted by the Irish Takeover Panel and in accordance with SEC rules and regulations). Mylan will comply with Rule 14d-4(d)(2) under the Exchange Act in connection with material changes to the terms of the offer. Except with the consent of the Irish Takeover Panel, no revision of the offer may be made after the earlier of (i) 14 days before and (ii) 10 business days before the expiration date of the offer (the date on which the offer can become or be declared wholly unconditional). If, prior to the expiration date, Mylan increases the cash, stock or aggregate consideration being exchanged for Perrigo ordinary shares pursuant to the offer, such increased consideration will be received by all shareholders whose Perrigo ordinary shares are exchanged pursuant to the offer, whether or not such Perrigo ordinary shares were tendered prior to the announcement of the increase of such consideration. On September 8, 2015, Mylan issued an announcement confirming that the consideration for each Perrigo ordinary share will not be increased absent another potential offeror for Perrigo emerging. Any such increase in consideration other than in a de minimis amount would require further approval from Mylan shareholders.

If the offer becomes or is declared wholly unconditional on the expiration date of the offer, the Initial Offer Period will end, and the Subsequent Offer Period will begin. The Subsequent Offer Period will not be less than 14 days from the end of the Initial Offer Period.

Pursuant to Rule 14d-7(a)(2) under the Exchange Act and Rule 34 of the Irish Takeover Rules, no withdrawal rights apply to shares tendered during the Subsequent Offer Period and no withdrawal rights apply during the Subsequent Offer Period with respect to shares tendered in the offer and accepted for exchange. The same consideration will be received by shareholders tendering Perrigo ordinary shares in the offer or in the Subsequent Offer Period. See “—Withdrawal Rights” beginning on page 52 of this prospectus/offer to exchange.

As used in this prospectus/offer to exchange, a “business day” means a business day as defined in the Exchange Act and the rules and regulations thereunder unless otherwise specified.

To comply with the Exchange Act, Mylan will (1) keep the Initial Offer Period open for at least 20 business days and not declare the offer wholly unconditional prior to the expiration date of the offer, (2) offer the same form and amount of consideration for Perrigo ordinary shares in the Subsequent Offer Period as in the Initial Offer Period, (3) if the offer becomes or is declared wholly unconditional on the expiration date, accept for exchange and promptly exchange for cash and Mylan ordinary shares all Perrigo ordinary shares validly tendered and not properly withdrawn prior to the expiration date of the offer (and as separately required under the Irish Takeover Rules, in no event later than 14 days after the expiration date), (4) announce the results of the offer, including the approximate number and percentage of Perrigo ordinary shares deposited in the offer, no later than 5:00 p.m. (New York City Time), on the expiration date and immediately begin the Subsequent Offer Period and (5) immediately accept for exchange and promptly exchange Perrigo ordinary shares as they are tendered during the Subsequent Offer Period. Mylan will notify shareholders of Perrigo by making a public announcement on the next business day after the expiration date consistent with the requirements of Rule 14d-11 under the Exchange Act.

The offer, whether revised or not, shall not (except with the consent of the Irish Takeover Panel) be capable of becoming or being declared wholly unconditional, and accordingly the expiration date is not (except with the consent of the Irish Takeover Panel) capable of being delayed, beyond 5:00 pm (New York City time) on November 13, 2015 (“Day 60”) nor of being kept open for acceptance after that time and/or date unless the offer has previously become or been declared wholly unconditional on Day 60. If the conditions are not satisfied, fulfilled or, to the extent permitted, waived by 1:00 p.m. (New York City time) on Day 60 (in the case of all conditions other than the Acceptance Condition) or 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (in the case of the Acceptance Condition), the offer will lapse in the absence of a competing bid and/or unless the Irish Takeover Panel agrees otherwise. If the offer lapses for any reason, the offer shall cease to be capable of further acceptance and Mylan and Perrigo shareholders shall cease to be bound by prior acceptances. Mylan reserves the right, subject to the consent of the Irish Takeover Panel, to extend the time allowed under the Irish Takeover Rules for satisfaction of the Acceptance Condition and accordingly for the satisfaction, fulfillment or, where permitted, waiver of the other conditions, and thus to delay the expiration of the Initial Offer Period.

A request has been made to Perrigo pursuant to Rule 10.2 of the Irish Takeover Rules for the use of Perrigo’s shareholder lists and security position listings for the purpose of disseminating the offer to shareholders. Upon compliance by Perrigo with this request, this prospectus/offer to exchange, the letter of transmittal and all other relevant materials will be mailed to record holders of Perrigo ordinary shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Perrigo’s shareholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Perrigo ordinary shares by Mylan.

Acceptance for Exchange, and Exchange, of Perrigo Ordinary Shares; Delivery of Mylan Ordinary Shares

If the offer becomes or is declared wholly unconditional on the expiration date of the offer, Mylan will accept for exchange, and will promptly exchange for cash and Mylan ordinary shares all Perrigo ordinary shares validly tendered (and not withdrawn in accordance with the procedure set out in the section of this prospectus/offer to exchange entitled “—Withdrawal Rights”) prior to the expiration date. In addition to the requirement under the U.S. tender offer rules to promptly pay the consideration for tendered Perrigo ordinary shares, the Irish Takeover Rules separately require payment no later than 14 days after the expiration date of the offer. Mylan expressly reserves the right, in its discretion, but subject to the applicable rules of the SEC and to the extent permitted by the Irish Takeover Panel, to delay acceptance for and thereby delay exchange of Perrigo ordinary shares in order to comply in whole or in part with applicable laws or if any of the conditions referred to in this section of this prospectus/offer to exchange under the caption “—Certain Conditions of the Offer” have not been satisfied or if any event specified in that section has occurred. During the Subsequent Offer Period, Mylan will immediately accept for exchange and promptly exchange all validly tendered Perrigo ordinary shares as they are received during the Subsequent Offer Period. See “—Withdrawal Rights” beginning on page 52 of this prospectus/offer to exchange.

In all cases (including during the Subsequent Offer Period), Mylan will exchange all Perrigo ordinary shares tendered and accepted for exchange pursuant to the offer only after timely receipt by the exchange agent of (1) the certificates representing such Perrigo ordinary shares (where such shares are held directly or indirectly in certificated form) or timely confirmation (a “book-entry confirmation”) of a book-entry transfer of such Perrigo ordinary shares into the exchange agent’s account at The Depository Trust Company pursuant to the procedures set forth in this section of this prospectus/offer to exchange under the caption “—Procedure for Tendering,” (2) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and (3) any other documents required under the letter of transmittal. This prospectus/offer to exchange refers to The Depository Trust Company as the “Book-Entry Transfer Facility.” As used in this prospectus/offer to exchange, the term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of the book-entry confirmation which states that the Book-

Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Perrigo ordinary shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the letter of transmittal and that Mylan may enforce such agreement against such participant. The letter of transmittal constitutes the form of acceptance for the offer for the purposes of the Irish Takeover Rules.

For purposes of the offer (including during the Subsequent Offer Period), Mylan will be deemed to have accepted for exchange, and thereby exchanged, Perrigo ordinary shares validly tendered and not properly withdrawn as, if and when Mylan gives oral or written notice to the exchange agent of Mylan’s acceptance for exchange of such Perrigo ordinary shares pursuant to the offer. Upon the terms and subject to the conditions of the offer, the exchange of Perrigo ordinary shares accepted for exchange pursuant to the offer will be made by deposit of the cash and stock consideration being exchanged therefor with the exchange agent, which will act as agent for tendering shareholders for the purpose of receiving the offer consideration from Mylan and transmitting such consideration to tendering shareholders whose Perrigo ordinary shares have been accepted for exchange. Any payment to which a Perrigo shareholder is entitled to receive from Mylan will be implemented in full without regard to any lien, right of set-off, counterclaim or other analogous right to which Mylan may be, or claim to be, entitled against any such Perrigo shareholder. Under no circumstances will Mylan pay interest on the offer consideration for Perrigo ordinary shares, regardless of any extension of the offer or other delay in making such exchange.

If any tendered Perrigo ordinary shares are not accepted for exchange for any reason pursuant to the terms and conditions of the offer (including if the offer lapses (i.e., expires before becoming wholly unconditional)), or if certificates representing such shares are submitted representing more Perrigo ordinary shares than are tendered, certificates representing unexchanged or untendered Perrigo ordinary shares will be returned (by post or such other method as may be approved by the Irish Takeover Panel), without expense to the tendering shareholder (or, in the case of Perrigo ordinary shares tendered by book-entry transfer into the exchange agent’s account at a Book-Entry Transfer Facility pursuant to the procedure set forth in this section of this prospectus/offer to exchange under the caption “—Procedure for Tendering,” such Perrigo ordinary shares will be credited to an account maintained at such Book-Entry Transfer Facility), within 14 days following the expiration or termination of the offer.

Mylan reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to exchange all or any portion of the Perrigo ordinary shares tendered pursuant to the offer, but any such transfer or assignment will not relieve Mylan of its obligations under the offer or prejudice the rights of tendering shareholders to exchange Perrigo ordinary shares validly tendered and accepted for exchange pursuant to the offer.

Fractional Mylan Ordinary Shares

Mylan will not issue fractional Mylan ordinary shares pursuant to the offer. Any fractional entitlements will be rounded up or down to the nearest whole number (with fractional entitlements to 0.5 of a Mylan ordinary share being rounded up).

Procedure for Tendering

In order for a holder of Perrigo ordinary shares validly to tender Perrigo ordinary shares pursuant to the offer, the exchange agent must receive prior to the expiration date (i) the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal, at one of its addresses set forth on the back cover of this prospectus/offer to exchange and either (A) the certificates representing tendered Perrigo ordinary shares must be received by the exchange agent at such address or (B) such Perrigo ordinary shares must be tendered pursuant to the procedure for book-entry transfer described below and a book-entry confirmation must be received by the exchange agent (including an Agent’s Message), in each case prior to the expiration date or the expiration of the Subsequent Offer Period, if any, or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below.

The method of delivery of share certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The exchange agent will establish accounts with respect to the Perrigo ordinary shares at the Book-Entry Transfer Facility for purposes of the offer within two business days after the date of this offer. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Perrigo ordinary shares by causing the Book-Entry Transfer Facility to transfer such Perrigo ordinary shares into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Perrigo ordinary shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal (or facsimile thereof) properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a letter of transmittal) and any other required documents must, in any case, be received by the exchange agent prior to the expiration date or the expiration of the Subsequent Offer Period, if any, or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the exchange agent.

Signature Guarantees. No signature guarantee is required on a letter of transmittal (1) if the letter of transmittal is signed by a registered holder of Perrigo ordinary shares who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the letter of transmittal or (2) if Perrigo ordinary shares are tendered for the account of a financial institution that is a member of the Security Transfer Agent Medallion Signature Program, or by any other “Eligible Guarantor Institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”). In all other cases, all signatures on letters of transmittal must be guaranteed by an Eligible Institution. If a certificate representing Perrigo ordinary shares is registered in the name of a person other than the signer of the letter of transmittal, or if payment is to be made or certificates for Perrigo ordinary shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, then such certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) or owner(s) appear on the Share Certificate, with the signature(s) on such certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the letter of transmittal.

Guaranteed Delivery. If a shareholder desires to tender Perrigo ordinary shares pursuant to the offer and such shareholder’s certificate representing such Perrigo ordinary shares are not immediately available, such shareholder cannot deliver such certificates and all other required documents to the exchange agent prior to the expiration date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Perrigo ordinary shares may nevertheless be tendered, provided that all the following conditions are satisfied:

(1)	such tender is made by or through an Eligible Institution;

(2)	a properly completed and duly executed notice of guaranteed delivery, in the form made available by Mylan is received prior to the expiration date by the exchange agent as provided below; and

(3)

the share certificates (or a book-entry confirmation) representing all tendered Perrigo ordinary shares, in proper form for transfer, in each case together with the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal are received by the exchange agent within three NYSE trading days after the date of execution of such notice of guaranteed delivery.

The notice of guaranteed delivery may be delivered by hand or mail or by facsimile transmission to the exchange agent and must include a guarantee by an Eligible Institution in the form set forth in the notice of guaranteed delivery. The procedures for guaranteed delivery above may not be used during the Subsequent Offer Period.

In all cases, exchange of Perrigo ordinary shares tendered and accepted for exchange pursuant to the offer will be made only after timely receipt by the exchange agent of the certificates representing such Perrigo ordinary shares, or a book-entry confirmation of the delivery of such Perrigo ordinary shares, and the letter of transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and any other documents required by the letter of transmittal.

IF YOU HAVE ANY QUESTIONS ABOUT THE PROCEDURE FOR TENDERING PERRIGO ORDINARY SHARES, PLEASE CONTACT THE INFORMATION AGENT AT ITS ADDRESS AND TELEPHONE NUMBER SET FORTH ON THE BACK COVER OF THIS PROSPECTUS/OFFER TO EXCHANGE.

Matters Concerning Validity and Eligibility; Appointment as Proxy

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Perrigo ordinary shares will be determined by Mylan in its sole discretion, which determination shall be final and binding to the fullest extent permitted by law. Mylan reserves the absolute right to reject any and all tenders determined by either of them not to be in proper form or the acceptance of or for exchange for which may, in the opinion of their counsel, be unlawful. Mylan also reserves the absolute right to waive any condition of the offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Perrigo ordinary shares of any particular shareholder. No tender of Perrigo ordinary shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. Neither Mylan nor any of its affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

A tender of Perrigo ordinary shares pursuant to any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the offer (including the terms and conditions set forth in Appendix I to this prospectus/offer to exchange), as well as the tendering shareholder’s representation and warranty to Mylan that (1) such shareholder owns the tendered Perrigo ordinary shares (and any and all other Perrigo ordinary shares or other securities issued or issuable in respect of such Perrigo ordinary shares on or after the date of this prospectus/offer to exchange), (2) the tender complies with Rule 14e-4 under the Exchange Act, (3) such shareholder has the full power and authority to tender, sell, assign and transfer the tendered Perrigo ordinary shares (and any and all other Perrigo ordinary shares or other securities issued or issuable in respect of such Perrigo ordinary shares on or after the date of this prospectus/offer to exchange) and (4) when the same are accepted for exchange by Mylan, Mylan will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

The acceptance for exchange by Mylan of Perrigo ordinary shares pursuant to any of the procedures described above will constitute a binding agreement between the tendering shareholder and Mylan upon the terms and subject to the conditions of the offer (including the terms and conditions set forth in Appendix I to this prospectus/offer to exchange). The tendering holder of Perrigo ordinary shares will, upon request, be required to execute any additional documents and take all such other necessary actions as deemed by the exchange agent or Mylan to be necessary or desirable to complete the sale, assignment and transfer of Perrigo shares in respect of which the offer is being accepted and, for the avoidance of doubt, to perfect any of the authorities and/or powers of attorney expressed to be given hereunder and/or pursuant to any letter of transmittal completed and executed by such tendering Perrigo shareholder in connection with the offer.

Appointment as Proxy. By executing the letter of transmittal, or through delivery of an Agent’s Message, as set forth above, a tendering shareholder irrevocably appoints designees of Mylan as such shareholder’s agents, attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the letter of transmittal, to the full extent of such shareholder’s rights with respect to the Perrigo ordinary shares tendered by such shareholder and accepted for exchange by Mylan (and with respect to any and all other Perrigo ordinary shares or other securities issued or issuable in respect of such Perrigo ordinary shares on or after the date of this prospectus/offer to exchange). This proxy will be governed by and construed in accordance with applicable U.S. Federal securities laws. All such powers of attorney and proxies shall be considered irrevocable and coupled with an interest in the tendered Perrigo ordinary shares (and such other Perrigo ordinary shares and securities). Such appointment will be effective when, and only to the extent that, Mylan accepts such Perrigo ordinary shares for exchange. Upon appointment, all prior powers of attorney and proxies given by such shareholder with respect to such Perrigo ordinary shares (and such other Perrigo ordinary shares and securities) will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of Mylan will, with respect to the Perrigo ordinary shares (and such other Perrigo ordinary shares and securities) for which the appointment is effective, be empowered to exercise all voting, consent and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Perrigo shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. Mylan reserves the right to require that, in order for Perrigo ordinary shares to be deemed validly tendered, immediately upon Mylan’s acceptance of Perrigo ordinary shares for exchange, Mylan must be able to exercise full voting, consent and other rights with respect to such Perrigo ordinary shares (and such other Perrigo ordinary shares and securities).

The foregoing proxies are effective only upon acceptance for exchange of Perrigo ordinary shares tendered pursuant to the offer. The offer does not constitute a solicitation of proxies or consents for any meeting of, or action in lieu of a meeting by, Perrigo shareholders.

Withdrawal Rights

Tenders of Perrigo ordinary shares made pursuant to the offer may be withdrawn at any time until the expiration date of the offer. The offer is initially scheduled to expire at 8:00 a.m. (New York City Time), on November 13, 2015 and the expiration date of the offer generally may not be extended without the consent of the Irish Takeover Panel. In addition, any tendered shares that have not been accepted for exchange within 60 days after commencement of the offer, including where the initial offer period has been extended with the consent of the Irish Takeover Panel, may be withdrawn thereafter at anytime prior to when accepted for exchange. See “—Extension, Termination and Amendment” beginning on page 46 of this prospectus/offer to exchange.

Upon the offer becoming or being declared wholly unconditional on the expiration date of the offer, the right to withdraw tendered Perrigo ordinary shares will terminate. If the offer expires before becoming wholly unconditional Mylan will procure the return of all documents of title and other documents lodged with the exchange agent as soon as possible (and in any event within 14 days of such lapse). Perrigo ordinary shares tendered during the Subsequent Offer Period may not be withdrawn.

Rule 10.6 of the Irish Takeover Rules states that, except as otherwise directed by the Panel, the offer shall be deemed to become unconditional as to acceptances and the Acceptance Condition of the offer shall be deemed satisfied when and only when Mylan’s receiving agent issues a certificate to Mylan which certifies that the number of acceptances of the offer received, together with the number of shares otherwise acquired, are sufficient to meet the requirements of the Acceptance Condition of the Offer and that this certificate must be issued promptly once the receiving agent is satisfied that the Acceptance Condition has been met.

Rule 34 of the Irish Takeover Rules states that acceptances can be withdrawn until the earlier of: (i) the time at which the offer becomes wholly unconditional as to acceptances; and (ii) the final time at which the offer could become or be declared unconditional as to acceptances pursuant to the Irish Takeover Rules.

On 24 April 2015, the Irish Takeover Panel agreed to grant Mylan a derogation from Rule 10.6 in order to harmonize the requirements of the Irish Takeover Rules and US securities laws. The derogation means that Mylan does not have to declare the offer unconditional as to acceptances until all other conditions have also been satisfied. This in turn means that holders of Perrigo ordinary shares who accept the offer can withdraw their tendered Perrigo ordinary shares at any time from the mailing of this prospectus/offer to exchange until the offer becomes or is declared wholly unconditional on the expiration date of the offer. As a result, Mylan is under no obligation to declare the offer unconditional as to acceptances until all other conditions are satisfied. Since Mylan has designated the first closing date of the offer for purposes of the Irish Takeover Rules as the same date as the expiration date of the offer, the offer will not become or be declared wholly unconditional until the expiration date of the offer, which is November 13, 2015.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange. Any such notice of withdrawal must specify the name of the person who tendered the Perrigo ordinary shares to be withdrawn, the number of Perrigo ordinary shares to be withdrawn and the name of the registered holder of such Perrigo ordinary shares, if different from that of the person who tendered such Perrigo ordinary shares. If certificates representing Perrigo ordinary shares to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such Perrigo ordinary shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Perrigo ordinary shares have been tendered pursuant to the procedure for book-entry transfer as set forth in this section of this prospectus/offer to exchange under the caption “—Procedure for Tendering,” any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Perrigo ordinary shares.

Withdrawals of Perrigo ordinary shares may not be rescinded. Any Perrigo ordinary shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the offer. However, withdrawn Perrigo ordinary shares may be re-tendered at any time prior to the expiration date (or during the Subsequent Offer Period, if any) by following one of the procedures described in this section of this prospectus/offer to exchange under the caption “—Procedure for Tendering” (except Perrigo ordinary shares may not be re-tendered using the procedures for guaranteed delivery during the Subsequent Offer Period).

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Mylan, in its sole discretion, whose determination will be final and binding to the fullest extent permitted by law. Neither Mylan nor any of its affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Announcement of Results of the Offer

Mylan will announce the final results of the offer, in accordance with U.S. Federal securities laws and Rule 2.9 of the Irish Takeover Rules, including whether all of the conditions to the offer have been fulfilled or waived and whether Mylan will accept for exchange the tendered Perrigo ordinary shares for exchange after expiration of the offer. The announcement will be made by a press release by 5:00 p.m. (New York City time) on the expiration date of the offer.

Certain Conditions of the Offer

The consummation of the offer is conditioned on, among other things:

•	Mylan receiving valid acceptances in respect of such number of Perrigo ordinary shares representing more than 50% of the entire issued and unconditionally allotted (i.e., shares which a person has an unconditional right to have issued to him or her, but which have not yet been issued) Perrigo ordinary shares (calculated on a fully-diluted basis) (the “acceptance threshold”);

•	Mylan shareholders having approved the offer and adopted any other resolutions instrumental thereto (which condition was satisfied on August 28, 2015);

•	there being no share buyback, redemption or reduction in respect of Perrigo ordinary shares;

•	there being no distributions or dividends with respect to Perrigo ordinary shares;

•	there being no acquisitions or disposals, joint ventures or similar transactions by Perrigo;

•	no resolution being passed at a shareholder meeting of Perrigo to approve any transaction for the purposes of Rule 21 of the Irish Takeover Rules;

•	Perrigo taking no frustrating action (within the meaning of Rule 21 of the Irish Takeover Rules);

•	the HSR Condition;

•	the European Commission deciding that the proposed transaction is compatible with the relevant provisions of the EU Merger Regulation, and the terms or conditions to which any such decision is or may be subject being acceptable to Mylan (which condition was satisfied on July 29, 2015); and

•	apart from the immediately preceding conditions, all other necessary or appropriate permits, approvals, clearances and consents of, or filings with, any governmental regulatory authority having been procured or made, as applicable, and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate).

Mylan has reserved the right to waive certain conditions to the consummation of the offer. Mylan may not assert any condition to the offer (other than the acceptance condition) unless the circumstances that give rise to such assertion are of material significance to Mylan in the context of the offer, and the Irish Takeover Panel has agreed that this is the case.

See Part A of Appendix I to this prospectus/offer to exchange for all conditions to the offer.

The making of the offer to acquire all of the outstanding Perrigo ordinary shares is pre-conditioned on one of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the HSR Act, (ii) a final decision to clear or approve the consummation of the Acquisition under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) September 13, 2015 (the “HSR Pre-Condition”). Mylan reserves the right to waive the HSR Pre-Condition and commence the offer, but if Mylan waives the HSR Pre-Condition or the HSR Pre-Condition is satisfied pursuant to clause (iii) above, the consummation of the offer will remain subject to the HSR Condition.

Mylan has given an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the U.S. Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied. Although no actions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of HSR clearance.

If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland.

In the event that Mylan receives more than 50% but less than 80% acceptances within four months of the commencement of the offer (including any subsequent offer period), it would not be able to complete a compulsory acquisition and would not acquire 100% of Perrigo’s ordinary shares. In such case, Mylan intends to operate Perrigo as a controlled subsidiary of Mylan. Under Irish law, as a majority owner of Perrigo, Mylan would have the ability to determine the composition of Perrigo’s board of directors, as well as Perrigo’s management team, and effectively control Perrigo’s operations on a day-to-day basis. See “Risk Factors—Risks Related to the Offer—Failure to acquire 100% of the Perrigo ordinary shares may affect our ability to complete any post-closing restructuring of Perrigo and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to Mylan” on page 28 of this prospectus/offer to exchange. See also “Plans for Perrigo” beginning on page 74 of this prospectus/offer to exchange.

Failure to obtain acceptances in respect of at least 80% of Perrigo ordinary shares could adversely affect Perrigo shareholders. See “Risk Factors—Risks Related to the Offer—The offer may adversely affect the liquidity and value of non-tendered Perrigo ordinary shares” on page 28 and “Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration Under the Exchange Act; Margin Regulations—Effect of the Offer on the Market for the Perrigo Ordinary Shares” on page 77 of this prospectus/offer to exchange.

See Appendix I to this prospectus/offer to exchange for all the conditions to the offer.

Ownership of Mylan after the Offer

If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. In such case, Perrigo shareholders will own in the aggregate approximately 40% (on a fully diluted basis) of the outstanding Mylan ordinary shares, assuming, solely for purposes of estimating the percentage of Mylan ordinary shares that Perrigo shareholders will own upon consummation of the offer and a compulsory acquisition, that:

•	all outstanding Perrigo ordinary shares, of which there are assumed to be 146,279,437 (the total number of ordinary shares reported by Perrigo to be outstanding on August 7, 2015 as disclosed in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015), are exchanged for $75.00 in cash and 2.3 Mylan ordinary shares pursuant to either the offer or a compulsory acquisition; and

•	Perrigo ordinary shares that could be issued to satisfy the exercise of options and settlement of other share-based awards under Perrigo share schemes (assuming exercise of such options and settlement of such awards at target levels of performance), of which there are assumed to be 1,369,000 (based on Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015), are issued and those shares are each exchanged for $75.00 in cash and 2.3 Mylan ordinary shares pursuant to either the offer or a compulsory acquisition.

The percentage of outstanding Mylan ordinary shares former Perrigo shareholders would own following the consummation of the offer and a compulsory acquisition may be materially different from the percentage identified above if any of the assumptions set forth above change or prove to be incorrect or if the effect of the offer and a compulsory acquisition on the outstanding Perrigo options and other share-based awards under

Perrigo share schemes would be other than as set forth above. Perrigo has not participated in the preparation of the assumptions set forth above and these assumptions are based on certain publicly available information as of certain dates noted above; therefore, certain information relating to Perrigo may have changed materially since the dates the information was publicly reported by Perrigo.

In addition, in the event that the offer becomes or is declared wholly unconditional within the initial 60-day offer period and Mylan receives more than 50% but less than 80% acceptances in the offer within four months of the commencement of the offer (including during the subsequent offer period), Mylan will not be able to complete a compulsory acquisition and will not acquire 100% of Perrigo’s ordinary shares. In such case, depending on the number of acceptances Mylan receives in the offer (including during the subsequent offer period), the percentage of outstanding Mylan ordinary shares former Perrigo shareholders will own following consummation of the offer will be materially different from that described above. To illustrate, if Mylan owns 50.1% of the Perrigo ordinary shares upon consummation of the offer, former Perrigo shareholders will own approximately 25% of the outstanding Mylan ordinary shares, and if Mylan owns 75% of the Perrigo ordinary shares upon consummation of the offer, former Perrigo shareholders will own approximately 33% of the outstanding Mylan ordinary shares, in each case, on a fully diluted basis.

Material Tax Considerations

The following sections contain a general discussion of the material tax consequences of the offer and a compulsory acquisition to holders of Perrigo ordinary shares and the post-offer-and-compulsory-acquisition ownership and disposition of Mylan ordinary shares.

U.S. Federal Income Tax Considerations

Scope of Discussion

The discussion below is based upon the existing provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, judicial authority, administrative rulings effective as of the date hereof, and the income tax treaty between the United Kingdom and the United States (“Tax Treaty”). These laws and authorities are subject to change, possibly with retroactive effect. Any such change could produce tax consequences to the holders of Perrigo ordinary shares and Mylan ordinary shares that are different than those described herein. The discussion below does not address any state, local or foreign tax consequences or any U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate and gift tax consequences or U.S. Medicare contribution tax consequences that may be applicable to a holder).

The discussion below is limited to U.S. Holders and non-U.S. Holders, in each case, who hold Perrigo ordinary shares or Mylan ordinary shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is only a summary of the material U.S. federal income tax consequences of the offer and a compulsory acquisition and the ownership and disposition of Mylan ordinary shares and does not purport to be a complete analysis or listing of all of the potential tax effects relevant to a decision on whether to approve the offer. In particular, the tax treatment of holders will vary depending upon their particular situations and, except as otherwise noted, this discussion does not deal with all U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances, such as holders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, that are banks, financial institutions, insurance companies, or tax-exempt entities, who own, directly, indirectly or constructively, 10% or more of the outstanding Perrigo ordinary shares or Mylan ordinary shares, who do not hold their Perrigo ordinary shares or Mylan ordinary shares as a capital asset, who acquired their Perrigo ordinary shares or Mylan ordinary shares in connection with stock option or stock purchase plans or in other compensatory transactions, who hold Perrigo ordinary shares or Mylan ordinary shares as part of an integrated investment (including a “straddle”) comprised of Perrigo ordinary shares or Mylan ordinary shares, as the case may be, and one or more other positions, or who may hold Perrigo ordinary shares or Mylan ordinary shares subject to the constructive sale provisions of Section 1259 of the Code.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds Perrigo ordinary shares or Mylan ordinary shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Perrigo ordinary shares or Mylan ordinary shares should consult their own tax advisors.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Perrigo ordinary shares or Mylan ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation or an entity taxable as a U.S. corporation, (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (x) a U.S. court can exercise primary supervision over the trust’s administration and (y) one or more U.S. persons are authorized to control all substantial decisions of the trust.

For purposes of this discussion, a “non-U.S. Holder” is a beneficial owner of Perrigo ordinary shares or Mylan ordinary shares that is not a U.S. Holder or a partnership (or an entity treated as a partnership U.S. federal income tax purposes).

As described under “Risk Factors—We expect to be treated as a non-U.S. corporation for U.S. federal income tax purposes. Any changes to the tax laws or changes in other laws, regulations, rules, or interpretations thereof applicable to inverted companies and their affiliates, whether enacted before or after the Transaction, may materially adversely affect us” in Part II, Item 1A of Mylan’s Quarterly Report on Form 10-Q for the six months ended June 30, 2015, Mylan expects to be treated as a non-U.S. corporation for U.S. federal income tax purposes and this discussion assumes that Mylan will be so treated. The U.S. federal income tax consequences of receiving or owning Mylan ordinary shares would be materially different than those stated herein if, notwithstanding Mylan’s expectation, Mylan were to be treated as a U.S. corporation for U.S. federal income tax purposes.

Tax Consequences of the Offer and a Compulsory Acquisition to Holders of Perrigo Ordinary Shares

U.S. Holders

The receipt of Mylan ordinary shares and cash in exchange for Perrigo ordinary shares pursuant to the offer or a compulsory acquisition will be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. Therefore, generally, a U.S. Holder of Perrigo ordinary shares will recognize capital gain or loss equal to the difference between (i) the sum of the fair market value of the Mylan ordinary shares and cash received and (ii) the shareholder’s adjusted tax basis in the Perrigo ordinary shares exchanged therefor. A U.S. Holder’s adjusted tax basis in the Perrigo ordinary shares generally should equal the holder’s purchase price for the shares, as adjusted to take into account stock dividends, stock splits or similar transactions.

Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Perrigo ordinary shares for more than one year as of the date of the offer or a compulsory acquisition, as applicable. The deductibility of capital losses is subject to limitations.

If a U.S. Holder acquired different blocks of Perrigo ordinary shares at different times or at different prices, the U.S. Holder must determine its tax basis and holding period separately with respect to each block of Perrigo ordinary shares.

A U.S. Holder will have an aggregate tax basis in the Mylan ordinary shares received in the exchange that is equal to the fair market value of the Mylan ordinary shares as of the effective date of the offer or compulsory acquisition, as applicable, and the holding period of the Mylan ordinary shares will begin on the day after the offer or a compulsory acquisition, as applicable, becomes effective.

Except in the case of certain corporations or other exempt holders, Mylan ordinary shares and cash received by a U.S. Holder in the offer or a compulsory acquisition may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed U.S. Internal Revenue Service (“IRS”) Form W-9 (or appropriate successor form) and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a refund or credit against a holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

MYLAN RECOMMENDS THAT U.S. HOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION TO THEM, INCLUDING THE EFFECT OF U.S. FEDERAL, STATE, AND LOCAL TAX LAWS OR FOREIGN TAX LAWS.

Non-U.S. Holders

A non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized upon an exchange pursuant to the offer or a compulsory acquisition unless:

•	the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Perrigo ordinary shares who is present in the United States for 183 days or more during the taxable year of the offer or a compulsory acquisition, as applicable, and satisfies certain other conditions will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. Holder will not be subject to U.S. backup withholding if it provides a certification of foreign status on a properly completed W-8BEN or W-8BEN-E (or other applicable form). Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against any non-U.S. Holder’s U.S. federal tax liability, so long as the required information is timely furnished to the IRS.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of the receipt of Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition will depend on the applicable tax laws in such country. Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the receipt of Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition.

MYLAN RECOMMENDS THAT NON-U.S. HOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION TO THEM, INCLUDING THE EFFECT OF U.S. FEDERAL, STATE, AND LOCAL TAX LAWS OR FOREIGN TAX LAWS.

Tax Consequences of Holding Shares in Mylan

U.S. Holders

Dividends. The gross amount of cash distributions on Mylan ordinary shares (including amounts withheld in respect of taxes, if any) will be taxable as dividends to the extent paid out of Mylan’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

Subject to exceptions for short-term and hedged positions, non-corporate U.S. Holders (including individuals) may be eligible for reduced rates of taxation applicable to “qualified dividend income” on certain dividends if (i) Mylan is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for purposes of the qualified dividend rules and that includes an exchange of information program and (ii) Mylan was not, in its taxable year prior to the distribution, and is not, in its taxable year of the distribution, a passive foreign investment company (“PFIC”) under Section 1297 of the Code. The U.S. Treasury Department has determined that the Tax Treaty meets these requirements, and Mylan believes that it is eligible for benefits under the Tax Treaty. As explained below, Mylan believes it will not be a PFIC in the current taxable year, and does not anticipate becoming a PFIC in any subsequent taxable year.

Except if certain exceptions apply, dividends paid by Mylan should constitute foreign source income and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” category income for purposes of computing the foreign tax credit allowable to the holder. Foreign tax credits will not be allowed for foreign dividend withholding taxes, if any, imposed on a U.S. Holder in respect of certain short-term or hedged positions in Mylan ordinary shares. The foreign tax credit rules are complex and Mylan recommends that U.S. Holders consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

To the extent that the amount of any distribution exceeds Mylan’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction (but not below zero) in the adjusted tax basis of the U.S. Holder’s Mylan ordinary shares, and to the extent the amount of the distributions exceeds such adjusted tax basis, the excess will be taxed as capital gain recognized on a sale or exchange.

Capital gains. For U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss on any sale or exchange of a Mylan ordinary share in an amount equal to the difference between the amount realized for the share and its adjusted tax basis in the share. The gain or loss recognized by a U.S. Holder on the sale or exchange will generally be capital gain or loss. Capital gains of a non-corporate U.S. Holder (including an individual) will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Mylan ordinary shares for more than one year as of the date of the sale or exchange. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. U.S. Holders would be subject to a special, adverse U.S. federal income tax regime (that would differ in certain respects from that described above) if New Mylan were, or were to become, a PFIC for U.S. federal income tax purposes. Although Mylan believes it will not be a PFIC for the current year and that it is unlikely that it will become a PFIC, the determination of whether a non-U.S. corporation is a PFIC is made annually, and thus may be subject to change. In addition, the IRS or a court may disagree with Mylan’s position, and Mylan cannot assure U.S. Holders that Mylan will avoid PFIC status in the future. Mylan recommends that U.S. Holders consult with their own tax advisors regarding the adverse U.S. federal income tax consequences of owning the stock of a PFIC and of making certain available elections designed to lessen those adverse consequences.

Controlled Foreign Corporation. If one or more U.S. persons who each own, directly, indirectly or constructively, 10% or more of the vote of Mylan (each, a “CFC Shareholder”) own directly, indirectly or constructively more than 50% of Mylan (by vote or value), Mylan would generally be treated as a controlled foreign corporation (a “CFC”). CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions. CFC Shareholders are subject to certain burdensome U.S. federal income tax and administrative requirements (but generally are not subject to the requirements generally applicable to U.S. shareholders of a PFIC). In addition, a U.S. Holder who is or has been a CFC Shareholder may recognize dividend income and not capital gain on the disposition of shares of the CFC. U.S. Holders who are not CFC Shareholders would not be subject to any additional U.S. federal income tax consequences in the event Mylan becomes a CFC in the future. Mylan believes that it is not a CFC and does not expect to become a CFC in the future.

Information reporting and backup withholding. Except in the case of certain corporations or other exempt holders, dividends paid by Mylan to a U.S. Holder may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number on a properly completed IRS Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

Specified foreign financial assets. Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include Mylan ordinary shares) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations have been proposed that would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. Mylan recommends that U.S. Holders consult their own tax advisors concerning the application of these rules to their investment in Mylan, including the application of the rules to their particular circumstances.

Non-U.S. Holders

Dividends. Non-U.S. Holders generally will not be subject to U.S. federal income tax (including U.S. federal withholding tax) on dividends in respect of Mylan ordinary shares.

Holders whose dividend is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed place of business maintained by the non-U.S. Holder in the United States) will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. Holder were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits” tax equal to 30% of its effectively connected earnings and profits (or such lower rate as may be specified by an applicable income tax treaty) in the same manner as a U.S. Holder, as described above.

Capital gain. In addition, a non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on any gain recognized on the sale, exchange or other disposition of Mylan ordinary shares unless:

•	the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty as a condition for subjecting the holder to U.S. federal income taxation on a net income basis, the gain is attributable to a U.S. permanent establishment of the non-U.S. Holder; or

•	the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of the transaction and certain other conditions are satisfied.

Gain recognized by a non-U.S. Holder described in the first bullet point above will be subject to tax under the rules described above as if it were a U.S. Holder and, in the case of a non-U.S. corporation, might be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. Holder of Mylan ordinary shares who is present in the United States for 183 days or more during the taxable year of the transaction and satisfies certain other conditions will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by U.S. source capital losses of the non-U.S. Holder so long as the non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

If a non-U.S. Holder is a citizen or resident of, or otherwise subject to taxation in, a country other than the United States, the foreign tax consequences of owning and disposing of Mylan ordinary shares will depend on the applicable tax laws in such country Mylan recommends that non-U.S. Holders consult their own tax advisors regarding the tax consequences of the owning and disposing of Mylan ordinary shares.

Non-U.S. Holders may be required to comply with certification and identification procedures in order to establish an exemption from information reporting and backup withholding.

FATCA

Provisions under Sections 1471 through 1474 of the Code and applicable U.S. Treasury Regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s accounts (a “participating foreign financial institution” or “PFFI”). While Mylan does not expect to be treated as a “foreign financial institution” for the purposes of FATCA, it is possible that FATCA withholding may be imposed on Mylan dividends if, for example, such dividends are paid to an intermediary foreign financial institution that is not a PFFI or if the dividend is paid to a recipient who has failed to comply with certain FATCA reporting obligations (a so-called “recalcitrant account holder”). Mylan recommends that prospective investors consult their own tax advisors regarding the potential impact of FATCA and any foreign legislation or foreign intergovernmental agreement implementing FATCA on their ownership of Mylan ordinary shares.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES DISCUSSED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH HOLDER OF PERRIGO ORDINARY SHARES OR MYLAN ORDINARY SHARES SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO THE HOLDER.

United Kingdom Tax Considerations

Tax Consequences of the Offer and a Compulsory Acquisition for Holders of Perrigo Ordinary Shares

Scope of Discussion

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of Perrigo ordinary shares of the offer and a compulsory acquisition, and do not purport to be a complete analysis of all tax considerations relating to the offer and a compulsory acquisition. They are based on current U.K. legislation and what is understood to be current HM Revenue and Customs (“HMRC”) practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and do not deal with certain types of holders of Perrigo ordinary shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Perrigo ordinary shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis, insurance companies and persons who hold more than 5% of Perrigo’s ordinary shares (either alone or with persons connected with them).

References below to “U.K. Holders” are to holders of Perrigo ordinary shares who are resident for tax purposes in the United Kingdom, who hold their Perrigo ordinary shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Perrigo ordinary shares. “Non-U.K. Holders” are persons who are not resident for tax purposes in the United Kingdom, have not within the past five years been resident or ordinarily resident for tax purposes in the United Kingdom and are not carrying on a trade (or profession or vocation) in the United Kingdom.

MYLAN RECOMMENDS THAT HOLDERS OF PERRIGO ORDINARY SHARES WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION CONSULT AN APPROPRIATE INDEPENDENT PROFESSIONAL TAX ADVISOR.

United Kingdom Taxation of Chargeable Gains (“CGT”)—U.K. Holders

To the extent that a U.K. Holder receives Mylan ordinary shares under the terms of the offer or a compulsory acquisition, he is not expected to be treated as having made a disposal of his Perrigo ordinary shares for CGT purposes. Instead, the Mylan ordinary shares so received should generally be treated as the same asset, acquired at the same time and for the same consideration, as the Perrigo ordinary shares.

To the extent that a U.K. Holder receives cash under the terms of the offer or compulsory acquisition, he should be treated as making a disposal or part disposal of the relevant Perrigo ordinary shares for CGT purposes which may, depending on the holder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a liability to CGT.

United Kingdom Taxation of Chargeable Gains—Non-U.K. Holders

Non-U.K. Holders should not be subject to CGT in respect of the offer or a compulsory acquisition.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

No stamp duty or SDRT should be payable by holders of Perrigo ordinary shares in respect of the offer or a compulsory acquisition.

Tax Consequences of Holding Mylan Ordinary Shares

Scope of Discussion

The comments set out below summarize certain aspects of the U.K. tax treatment of certain holders of Mylan ordinary shares after the offer or a compulsory acquisition and do not purport to be a complete analysis of all tax considerations relating to the Mylan ordinary shares. They are based on current U.K. legislation and what is understood to be current HMRC practice, both of which are subject to change, possibly with retroactive effect.

The comments are intended as a general guide and apply only to holders of Mylan ordinary shares who are resident for tax purposes in the United Kingdom, who hold their Mylan ordinary shares as an investment (other than under a personal equity plan or individual savings account) and who are the absolute beneficial owners of their Mylan ordinary shares. The comments do not deal with certain types of holders of Mylan ordinary shares such as charities, dealers in securities, persons who have or could be treated for tax purposes as having acquired their Mylan ordinary shares by reason of their employment, collective investment schemes, persons subject to U.K. tax on the remittance basis and insurance companies. They assume that Mylan is, and will continue to be, tax resident solely in the United Kingdom (including for the purposes of applicable tax treaties).

MYLAN RECOMMENDS THAT HOLDERS OF MYLAN ORDINARY SHARES WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION CONSULT AN APPROPRIATE INDEPENDENT PROFESSIONAL TAX ADVISOR.

Taxation of Dividends on Mylan Ordinary Shares

Mylan will not be required to withhold tax at source from dividend payments it makes.

Individuals

A holder of Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and who receives a dividend from Mylan will be entitled to a tax credit which may be set off against his total income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the “gross dividend”), which is also equal to one-ninth of the amount of the cash dividend received.

A holder of Mylan ordinary shares who is not liable for U.K. income tax at either the higher or the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 10%. The tax credit will, in consequence, satisfy in full the holder’s liability to U.K. income tax on the gross dividend. A holder of Mylan ordinary shares who is liable for U.K. income tax at the higher rate will be subject to U.K. income tax on the gross dividend at the rate of 32.5% for the tax year 2015/2016, to the extent that the gross dividend falls above the threshold for the higher rate of U.K. income tax but below the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder’s income. The tax credit will, in consequence, satisfy only part of the holder’s liability to U.K. income tax on the gross dividend and the holder of Mylan ordinary shares will have to account for U.K. income tax equal to 22.5% of the gross dividend (or 25% of the cash dividend received). For example, assuming the entire gross dividend falls above the higher rate threshold and below the additional rate threshold, if the holder of Mylan ordinary shares received a dividend of £90 from Mylan, the dividend received would carry a tax credit of £10 and therefore represent a gross dividend of £100. The holder would then be required to account for U.K. income tax of £22.50 on the dividend (being £32.50 (i.e., 32.5% of £100) less £10 (i.e., the amount of the tax credit)).

A holder of Mylan ordinary shares who is liable for U.K. income tax at the additional rate will be subject to U.K. income tax on the gross dividend at the rate of 37.5% for the tax year 2015/2016, to the extent that the gross dividend falls above the threshold for the additional rate of U.K. income tax when it is treated as the top slice of the holder’s income. After setting off the tax credit portion of the gross dividend, the holder of Mylan ordinary shares will, accordingly, have to account for U.K. income tax equal to 27.5% of the gross dividend (or approximately 30.6% of the cash dividend received). For example, assuming the entire gross dividend falls above the additional rate threshold, if the holder of Mylan ordinary shares received a dividend of £90 from Mylan, the dividend received would carry a tax credit of £10 and therefore represent a gross dividend of £100. The holder would then be required to account for U.K. income tax of £27.50 on the dividend (being £37.50 (i.e., 37.5% of £100) less £10 (i.e., the amount of the tax credit)).

A U.K. resident individual holder of Mylan ordinary shares whose liability for U.K. income tax in respect of a dividend received from Mylan is less than the tax credit attaching to the dividend will not be entitled to any payment from HMRC in respect of any part of the tax credit attaching to the dividend.

Companies

Holders of Mylan ordinary shares within the charge to U.K. corporation tax which are “small companies” (for the purposes of U.K. taxation of dividends) will not generally be subject to tax on dividends paid on their Mylan ordinary shares.

Other holders of Mylan ordinary shares within the charge to U.K. corporation tax will not be subject to tax on dividends paid on their Mylan ordinary shares so long as (i) the dividends fall within an exempt class, (ii) the dividends do not fall within certain anti-avoidance provisions and (iii) the holder of Mylan ordinary shares has not elected for the dividends not to be exempt. It would normally be expected that dividends paid on the Mylan ordinary shares would fall within an exempt class; for example, dividends paid in respect of portfolio holdings (that is, where the recipient owns less than 10% of the issued share capital of the payer or any class of that share capital) will do so.

United Kingdom Taxation of Chargeable Gains

A disposal or deemed disposal of Mylan ordinary shares may, depending on the particular circumstances of the holder and subject to any available exemptions or reliefs, give rise to a chargeable gain or an allowable loss for CGT purposes.

Individuals

A holder of Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Mylan ordinary shares, are less than or equal to the upper limit of the income tax basic rate band applicable in respect of that tax year (the “Band Limit”) will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his Mylan ordinary shares.

A holder of Mylan ordinary shares who is an individual resident in the United Kingdom for tax purposes and whose total taxable gains and income in a given tax year, including any gains made on the disposal or deemed disposal of his Mylan ordinary shares, are more than the Band Limit will generally be subject to CGT at a flat rate of 18% in respect of any gain arising on a disposal or deemed disposal of his Mylan ordinary shares (to the extent that, when added to the holder’s other taxable gains and income in that tax year, the gain is less than or equal to the Band Limit) and at a flat rate of 28% in respect of the remainder of the gain arising on a disposal or deemed disposal of his Mylan ordinary shares.

No indexation allowance will be available to an individual holder of Mylan ordinary shares in respect of any disposal or deemed disposal of Mylan ordinary shares. However, each individual has an annual exemption, such that CGT is chargeable only on gains arising from all sources during the tax year in excess of this figure. The annual exemption is £11,000 for the tax year 2015/2016.

Companies

For holders of Mylan ordinary shares within the charge to U.K. corporation tax, indexation allowance may be available in respect of the period of ownership of the Mylan ordinary shares (together with any preceding period of ownership of Perrigo ordinary shares) to reduce any chargeable gain arising (but not to create or increase any allowable loss).

Stamp Duty and SDRT

No SDRT will be payable in respect of any transfer of, or agreement to transfer, Mylan ordinary shares after the offer or compulsory acquisition, assuming that they are not registered in a register kept in the United Kingdom by or on behalf of Mylan. Provided that any instrument of transfer is executed outside the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom, no stamp duty will arise in respect of a transfer of Mylan ordinary shares after the offer or compulsory acquisition.

Irish Tax Considerations

Scope of Discussion

The following discussion describes the material Irish tax consequences of (a) the offer and a compulsory acquisition generally expected to be applicable to certain beneficial owners of Perrigo ordinary shares and (b) disposing of Mylan ordinary shares received in the proposed transaction.

The summary is based upon Irish tax laws and the practice of the Irish Revenue Commissioners in effect on the date of this prospectus/offer to exchange. Changes in law and/or administrative practice may result in alteration of the tax considerations described below. The summary does not constitute tax advice and is intended only as a general guide. Also it is not exhaustive and shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the transactions and of the acquisition, ownership and disposal of Mylan ordinary shares. The summary applies only to shareholders who beneficially own Perrigo shares as capital assets and who will beneficially own Mylan ordinary shares received in the offer or a compulsory acquisition as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes, pension funds or shareholders who have, or who are deemed to have, acquired their Perrigo ordinary shares or Mylan ordinary shares by virtue of an Irish office or employment (performed or carried on in Ireland).

Irish Tax on Chargeable Gains

The Offer and a Compulsory Acquisition

A shareholder who is resident or ordinarily resident for tax purposes in Ireland or who holds their shares in connection with a trade or business carried on by such shareholder in Ireland through a branch or agency is referred to herein as an “Irish Holder.”

Perrigo shareholders who are not Irish Holders should not be within the charge to Irish CGT on the disposal of their Perrigo ordinary shares, or on the receipt of Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition.

Perrigo shareholders who are Irish Holders will be subject to Irish CGT in respect of the offer or a compulsory acquisition. As share for share “roll-over” relief should apply to the Mylan ordinary shares issued pursuant to the offer or a compulsory acquisition:

•	an Irish Holder’s holding of Mylan ordinary shares received pursuant to the offer or a compulsory acquisition should be treated as the same asset, acquired at the same time and for the same consideration, as the holding of Perrigo ordinary shares held by that Irish Holder immediately prior to the offer or a compulsory acquisition; and

•	an Irish Holder should be treated as having made a part disposal of their holding of Perrigo ordinary shares for any cash received pursuant to the offer or a compulsory acquisition (including cash received in respect of any fractional entitlement) which may, subject to the Irish Holder’s individual circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of Irish CGT.

The amount of Irish CGT, if any, payable as a consequence of offer or a compulsory acquisition by an Irish Holder will depend on his or her own personal tax position. No Irish CGT should be payable on any chargeable gain realised as a result of the offer or a compulsory acquisition if the amount of the net chargeable gains realised by an Irish Holder, when aggregated with other net chargeable gains realised by that Irish Holder in the year of assessment (and after taking account of allowable losses), does not exceed the annual exemption (EUR(€) 1,270 for 2015). Broadly, any gains in excess of this amount will be taxed at a rate of 33%. Indexation allowance will not be available in respect of expenditure incurred on or after January 1, 2003 or in respect of periods of ownership after December 31, 2002.

For the purposes of computing Irish CGT, euro amounts must generally be used. Where an Irish Holder has given or received a non-euro amount in acquiring or being treated as disposing of assets, such euro amounts must be determined by reference to the relevant rate of exchange at the time of the relevant Irish CGT event. An Irish Holder receiving a dollar amount in the offer or a compulsory acquisition or on another disposal of Mylan ordinary shares will therefore be required to convert that sum into euro by reference to the relevant rate of exchange as at the date on which the offer or a compulsory acquisition of those shares becomes effective in accordance with its terms.

After the Offer or a Compulsory Acquisition

Mylan shareholders who are not Irish Holders should not be liable for Irish CGT realized on a subsequent disposal of their Mylan ordinary shares.

Mylan shareholders that are Irish Holders will be subject to Irish CGT on a future disposal of their Mylan ordinary shares. Where an Irish Holder disposes of Mylan ordinary shares and those Mylan ordinary shares were received in the offer or a compulsory acquisition the base cost for Irish CGT purposes that was “rolled-over” from the Perrigo ordinary shares into the Mylan ordinary shares should be available as a deduction in computing any gain on such disposal.

Stamp Duty

No Irish stamp duty will be payable by Perrigo shareholders in respect of the offer or a compulsory acquisition.

No Irish stamp duty will be payable in respect of a cash sale of Mylan ordinary shares after the offer or a compulsory acquisition.

THE IRISH TAX CONSIDERATIONS SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH PERRIGO SHAREHOLDER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO SUCH SHAREHOLDER.

IN LIGHT OF THE FOREGOING, HOLDERS ARE URGED TO CONSULT AND MUST RELY ON THE ADVICE OF THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE OFFER AND A COMPULSORY ACQUISITION, INCLUDING APPLICABLE U.S. FEDERAL, PROVINCIAL, STATE, LOCAL, IRISH AND OTHER FOREIGN, AND OTHER TAX CONSEQUENCES.

Netherlands Tax Considerations

Scope of Discussion

The following is a general summary of material Netherlands tax consequences to shareholders who exchange their Perrigo ordinary shares for Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition. This summary does not purport to describe all possible tax considerations or consequences that may be relevant to all categories of investors, some of which may be subject to special treatment under applicable law (such as trusts or other similar arrangements), and in view of its general nature, it should be treated with corresponding caution. All Perrigo shareholders should consult with their tax advisors with regard to the tax consequences of the offer and a compulsory acquisition and the holding or disposal of Mylan ordinary shares in their particular circumstances. The discussion below is included for general information purposes only.

Please note that this summary does not describe the tax considerations for:

(i)	holders of Perrigo ordinary shares and holders of Mylan ordinary shares if such holders, and in the case of individuals, his/her partner or certain of their relatives by blood or marriage in the direct line (including foster children), have a substantial interest or deemed substantial interest in Perrigo or in us under the Netherlands Income Tax Act 2001 (in Dutch: “Wet inkomstenbelasting 2001”). Generally speaking, a holder of securities in a company is considered to hold a substantial interest in such company, if such holder alone or, in the case of individuals, together with his/her partner (statutorily defined term), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of that company or of 5% or more of the issued and outstanding capital of a certain class of shares of that company; or (ii) rights to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights in that company that relate to 5% or more of the company’s annual profits and/or to 5% or more of the company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in a company has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;

(ii)	holders of Perrigo ordinary shares and holders of Mylan ordinary shares that qualify or qualified as a participation for purposes of the Netherlands Corporate Income Tax Act 1969 (in Dutch: “Wet op de vennootschapsbelasting 1969”). Generally, a taxpayer’s shareholding of 5% or more in a company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if such holder does not have a 5% shareholding but a related entity (statutorily defined term) has a participation or if the company in which the shares are held is a related entity (statutorily defined term);

(iii)	holders of Perrigo ordinary shares who are individuals for whom the Perrigo ordinary shares or any benefit derived from the Perrigo ordinary shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001);

(iv)	holders of Mylan ordinary shares who are individuals for whom the Mylan ordinary shares or any benefit derived from the Mylan ordinary shares are a remuneration or deemed to be a remuneration for activities performed by such holders or certain individuals related to such holders (as defined in the Netherlands Income Tax Act 2001); and

(v)	pension funds, investment institutions (in Dutch: “fiscale beleggingsinstellingen”), exempt investment institutions (in Dutch: “vrijgestelde beleggingsinstellingen”) and other entities that are, in whole or in part, not subject to or exempt from corporate income tax in the Netherlands, as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands have agreed to exchange information in line with international standards.

Except as otherwise indicated, this summary only addresses Netherlands national tax legislation and published regulations, whereby the Netherlands means the part of the Kingdom of the Netherlands located in Europe, as in effect on the date hereof and as interpreted in published case law until this date, without prejudice to any amendment introduced at a later date and implemented with or without retroactive effect.

Tax Consequences of the Offer and a Compulsory Acquisition to Holders of Perrigo Ordinary Shares—Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of Perrigo ordinary shares is a resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Individual”), any benefit derived or deemed to be derived from the exchange of such holder’s Perrigo ordinary shares for Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the Perrigo ordinary shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the Perrigo ordinary shares is considered to perform activities with respect to the Perrigo ordinary shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Perrigo ordinary shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Perrigo ordinary shares, the Perrigo ordinary shares are recognised as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the Perrigo ordinary shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Perrigo ordinary shares held by corporate legal entities who are resident or deemed to be resident in the Netherlands for Netherlands tax purposes (“Netherlands Resident Entities”), including any capital gains realised on the exchange of Perrigo ordinary shares for Mylan ordinary shares and cash pursuant to the offer or compulsory acquisition, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of Perrigo ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under the Perrigo ordinary shares or any gain realised on the exchange of Perrigo ordinary shares for Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Perrigo ordinary shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Perrigo ordinary shares that go beyond ordinary asset management and does not derive benefits from the Perrigo ordinary shares that are taxable as benefits from other activities in the Netherlands.

Tax Consequences of Holding Mylan Ordinary Shares—Withholding Tax

Dividends distributed by us generally are subject to Netherlands dividend withholding tax at a rate of 15%. The expression “dividends distributed” includes, among other things:

•	distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognised for Netherlands dividend withholding tax purposes;

•	liquidation proceeds, proceeds of redemption of Mylan ordinary shares, or proceeds of the repurchase of Mylan ordinary shares by us or one of our subsidiaries or other affiliated entities to the extent such proceeds exceed the average paid-in capital of those Mylan ordinary shares as recognised for purposes of Netherlands dividend withholding tax;

•	an amount equal to the par value of Mylan ordinary shares issued or an increase of the par value of Mylan ordinary shares, to the extent that it does not appear that a contribution, recognised for purposes of Netherlands dividend withholding tax, has been made or will be made; and

•	partial repayment of the paid-in capital, recognised for purposes of Netherlands dividend withholding tax, if and to the extent that we have net profits (in Dutch: “zuivere winst”), unless the holders of Mylan ordinary shares have resolved in advance at a general meeting to make such repayment and the par value of the Mylan ordinary shares concerned has been reduced by an equal amount by way of an amendment of our articles of association.

If a holder of Mylan ordinary shares is resident in a country other than the Netherlands and if a double taxation convention is in effect between the Netherlands and such other country, such holder of Mylan ordinary shares may, depending on the terms of that double taxation convention, be eligible for a full or partial exemption from, or refund of, Netherlands dividend withholding tax.

Netherlands Resident Individuals and Netherlands Resident Entities can generally credit the Netherlands dividend withholding tax against their income tax or corporate income tax liability. The same generally applies to holders of Mylan ordinary shares that are neither resident nor deemed to be resident of the Netherlands if the Mylan ordinary shares are attributable to a Netherlands permanent establishment of such non-resident holder.

In general, we will be required to remit all amounts withheld as Netherlands dividend withholding tax to the Netherlands tax authorities. However, under certain circumstances, we are allowed to reduce the amount to be remitted to the Netherlands tax authorities by the lesser of:

•	3% of the portion of the distribution paid by us that is subject to Netherlands dividend withholding tax; and

•	3% of the dividends and profit distributions, before deduction of foreign withholding taxes, received by us from qualifying foreign subsidiaries in the current calendar year (up to the date of the distribution by us) and the two preceding calendar years, as far as such dividends and profit distributions have not yet been taken into account for purposes of establishing the above mentioned reduction.

Although this reduction reduces the amount of Netherlands dividend withholding tax that we are required to remit to the Netherlands tax authorities, it does not reduce the amount of tax that we are required to withhold on dividends distributed.

Pursuant to legislation to counteract “dividend stripping”, a reduction, exemption, credit or refund of Netherlands dividend withholding tax is denied if the recipient of the dividend is not the beneficial owner as described in the

Netherlands Dividend Withholding Tax Act 1965. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Netherlands State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.

Tax Consequences of Holding Mylan Ordinary Shares—Taxes on Income and Capital Gains

Netherlands Resident Individuals

If a holder of Mylan ordinary shares is a Netherlands Resident Individual, any benefit derived or deemed to be derived from the Mylan ordinary shares is taxable at the progressive income tax rates (with a maximum of 52%), if:

(a)	the Mylan ordinary shares are attributable to an enterprise from which the Netherlands Resident Individual derives a share of the profit, whether as an entrepreneur or as a person who has a co-entitlement to the net worth (in Dutch: “medegerechtigd tot het vermogen”) of such enterprise, without being an entrepreneur or a shareholder, as defined in the Netherlands Income Tax Act 2001; or

(b)	the holder of the Mylan ordinary shares is considered to perform activities with respect to the Mylan ordinary shares that go beyond ordinary asset management (in Dutch: “normaal, actief vermogensbeheer”) or derives benefits from the Mylan ordinary shares that are taxable as benefits from other activities (in Dutch “resultaat uit overige werkzaamheden”).

If the above-mentioned conditions (a) and (b) do not apply to the individual holder of Mylan ordinary shares, the Mylan ordinary shares are recognised as investment assets and included as such in such holder’s net investment asset base (in Dutch: “rendementsgrondslag”). Such holder will be taxed annually on a deemed income of 4% of his or her net investment assets for the year at an income tax rate of 30%. The net investment assets for the year are the fair market value of the investment assets less the allowable liabilities on 1 January of the relevant calendar year. A tax free allowance may be available. Actual benefits derived from the Mylan ordinary shares are as such not subject to Netherlands income tax.

Netherlands Resident Entities

Any benefit derived or deemed to be derived from the Mylan ordinary shares held by Netherlands Resident Entities, including any capital gains realised on the disposal thereof, will generally be subject to Netherlands corporate income tax at a rate of 25% (a corporate income tax rate of 20% applies with respect to taxable profits up to €200,000).

Non-residents of the Netherlands

A holder of Mylan ordinary shares will not be subject to Netherlands taxes on income or on capital gains in respect of any payment under Mylan ordinary shares or any gain realised on the disposal or deemed disposal of Mylan ordinary shares, provided that:

(i)	such holder is neither a resident nor deemed to be resident in the Netherlands for Netherlands tax purposes;

(ii)	such holder does not have an interest in an enterprise or a deemed enterprise (statutorily defined term) which, in whole or in part, is either effectively managed in the Netherlands or is carried out through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Mylan ordinary shares are attributable; and

(iii)	in the event such holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Mylan ordinary shares that go beyond ordinary asset management and does not derive benefits from the Mylan ordinary shares that are taxable as benefits from other activities in the Netherlands.

Other Taxes and Duties

No Netherlands VAT and no Netherlands registration tax, stamp duty or any other similar documentary tax or duty will be payable by a holder of Perrigo ordinary shares or a holder of Mylan ordinary shares on any payment in consideration for the exchange of Perrigo ordinary shares for Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition or for the holding or disposal of the Mylan ordinary shares.

Israeli Income Tax Considerations

The following is a general summary of the material Israeli income tax consequences to shareholders who exchange their Perrigo ordinary shares for Mylan ordinary shares and cash pursuant to the offer or a compulsory acquisition. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be viewed as tax advice to any particular holder of Perrigo ordinary shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Perrigo ordinary shares in light of their particular circumstances, such as investors subject to special tax rules (e.g., financial institutions, tax-exempt organizations, partnerships or other pass-through entities, insurance companies, or dealers or brokers in stocks and securities).

As used in this prospectus/offer to exchange, an “Israeli Holder” is any beneficial owner of Perrigo ordinary shares that is considered an Israeli resident for tax purposes.

HOLDERS OF PERRIGO ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE OFFER AND A COMPULSORY ACQUISITION APPLICABLE TO THEM.

Exchange of Ordinary Shares

In general, under the Israeli Income Tax Ordinance New Version, 1961, and the rules and regulations promulgated thereunder, which we also refer to as the Israeli Tax Ordinance, the disposition of shares of a company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Israeli Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in a non-Israeli resident company whose main assets are, direct or indirect, rights in assets located in Israel, by both residents and non-residents of Israel for tax purposes, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Israeli Holders

Under the Israeli Tax Ordinance, the tax rate applicable to capital gains derived from the exchange of Perrigo ordinary shares pursuant to the offer or a compulsory acquisition is generally 25% for individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in Perrigo, the tax rate will be 30%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to January 1, 2003. Companies are subject to the corporate tax rate (26.5% for the 2015 tax year) on capital gains derived from the exchange of Perrigo ordinary shares pursuant to the offer or a compulsory acquisition.

Non-Israeli Holders

Notwithstanding the foregoing, according to the Israeli Tax Ordinance, non-Israeli Holders should be exempt from Israeli capital gains tax on any gains derived from the exchange of Perrigo ordinary shares pursuant to the offer or a compulsory acquisition, provided that such gains are not derived from a permanent establishment of such shareholders in Israel and that Perrigo’s main assets are not, directly or indirectly, rights in assets located in Israel. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

We intend to file with the Israeli Tax Authority an application for a ruling that provides that no Israeli withholding tax is applicable to a shareholder who provides the required information set forth in the ruling and certifies, inter alia, that it is a non-Israeli resident and has no connection to Israel as set forth in the ruling. Any payment to a shareholder that fails to provide the required information as set forth in the ruling may be made at the Israeli applicable withholding rate (up to 30%).

Non-Israeli Holders who do not provide the required information set forth in the ruling and certify, inter alia, that they are a non-Israeli resident and have no connection to Israel as set forth in the ruling, may be subject to Israeli capital gains tax on the exchange of their Perrigo ordinary shares pursuant to the offer or a compulsory acquisition. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OFFER OR A COMPULSORY ACQUISITION TO THEM.

Shares Issued as Compensation for Employment or Service

Israeli Holders who received or acquired their Perrigo ordinary shares under one or more of Perrigo’s share schemes, or otherwise as compensation for employment or services provided to Perrigo or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF PERRIGO ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Acquisition of Any Remaining Perrigo Ordinary Shares Following Consummation of the Offer

Compulsory Acquisition

If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. In these circumstances, holders of Perrigo ordinary shares who have not tendered in the offer or any subsequent offer period will receive, in the compulsory acquisition, the same amount of cash and the same number of Mylan ordinary shares that they would have received had they tendered their shares in the offer. Mylan will be entitled to initiate a compulsory acquisition process in respect of any outstanding Perrigo ordinary shares once the offer becomes or is declared wholly unconditional and Mylan receives acceptances in respect of at least 80% of Perrigo’s ordinary shares under the offer within four months of the commencement of the offer (including during the subsequent offer period). Notwithstanding that Mylan intends to initiate a compulsory acquisition process promptly following the date on which the foregoing conditions have been satisfied, if such conditions have been satisfied, Mylan will be entitled to compulsorily acquire outstanding Perrigo ordinary shares at any time before the expiration of the period of six months after the date of this prospectus/offer to exchange.

In order to compulsorily acquire the outstanding Perrigo ordinary shares, Mylan will be required to issue a call notice to Perrigo ordinary shareholders who did not tender their shares during the offer indicating that Mylan wishes to acquire the beneficial ownership of their shares. Following receipt of a call notice, Perrigo shareholders who did not tender their shares in the offer will be entitled to apply to the Irish High Court for an order allowing them to retain their shares in Perrigo or amend the terms of the compulsory acquisition. The granting of such an order is at the High Court’s discretion and such an order would usually only be granted where the High Court determines the compulsory acquisition to be unfair or inequitable. Mylan will become obliged to compulsorily acquire any outstanding Perrigo ordinary shares in respect of which notice has been given following the expiration of 30 days after the date on which the call notice was given, or, in the event that a Perrigo shareholder applies to the Irish High Court seeking to retain their shares or amend the terms of the compulsory acquisition, as soon as may be practicable after that application is disposed of.

Notwithstanding that Mylan intends to compulsorily acquire outstanding Perrigo ordinary shares in this manner, if Mylan has received acceptances in respect of at least 80% of Perrigo’s ordinary shares under the offer (including any subsequent offer period), any Perrigo shareholder who has not tendered in the offer will have the right (under Sections 456 to 460 of the Companies Act 2014 of Ireland) to require Mylan to acquire his Perrigo ordinary shares for the same amount of cash and the same number of Mylan ordinary shares as that payable to Perrigo shareholders who tendered in the offer. This right must be exercised within three months of the date on which Mylan issues a notification that the 80% threshold has been reached.

Mylan will be required to pay the consideration for any outstanding Perrigo ordinary shares compulsorily acquired no later than 30 days after the date on which it becomes obliged to acquire those shares, or in the event that a Perrigo shareholder applies to the Irish High Court seeking to retain their shares or amend the terms of the compulsory acquisition, as soon as may be practicable after that application is disposed of.

Subsequent Offer, Scheme of Arrangement and Open Market Purchases

In the event that Mylan receives more than 50% but less than 80% acceptances following the consummation of the offer (including any subsequent offer period), Mylan will evaluate whether it will seek to acquire the remaining portion of Perrigo ordinary shares or whether it will operate Perrigo as a controlled subsidiary (with or without a public float) for the foreseeable future. Any such decision would take into account alternative opportunities for the use of Mylan’s capital. Should Mylan subsequently decide to acquire the remaining portion of Perrigo ordinary shares not tendered in the initial offer, it may do so by way of a subsequent tender offer or a court sanctioned scheme of arrangement. In addition, following consummation of the offer, Mylan may purchase Perrigo ordinary shares from minority shareholders of Perrigo in the open market subject to the requirements of the Irish Takeover Rules.

A subsequent tender offer would require receipt of acceptances from at least 50% in number of the holders of all remaining Perrigo ordinary shares, representing at least 80% in value of all remaining Perrigo ordinary shares (i.e., excluding all Perrigo ordinary shares owned by Mylan) in order for Mylan to proceed with a compulsory acquisition of any remaining non-tendered Perrigo ordinary shares following the completion of such subsequent tender offer. A scheme of arrangement would require the affirmative vote of at least a majority in number of the holders of all remaining Perrigo ordinary shares (i.e., holders other than Mylan) present and voting at a meeting of Perrigo shareholders held for approval of such scheme of arrangement, representing 75% or more in value of the Perrigo ordinary shares held by such holders. If this threshold is reached and the scheme of arrangement is approved by the Irish High Court, the scheme of arrangement would become binding on all holders of remaining Perrigo ordinary shares and no significant further action will be required for Mylan to acquire 100% of the remaining Perrigo ordinary shares.

The Irish Takeover Rules effectively prevent Mylan from increasing the consideration offered for any remaining Perrigo ordinary shares (including ordinary shares purchased in the open market) from the consideration offered in the initial offer for a period of at least six months after the offer becomes or is declared wholly unconditional. In addition, Perrigo ordinary shares purchased in the open market prior to a subsequent tender offer or scheme of arrangement would not count toward achieving the required share participation levels described above.

Appraisal/Dissenters’ Rights

No dissenters’ or appraisal rights are available under the terms of the offer.

If Mylan has received acceptances in respect of at least 80% of Perrigo’s ordinary shares within four months of the commencement of the offer (including during the subsequent offer period), you will have the right (under Sections 456 to 460 of the Companies Act 2014 of Ireland) to require Mylan to acquire your Perrigo ordinary shares for the same amount of cash and the same number of Mylan ordinary shares as that payable to Perrigo shareholders who tendered in the offer. This right must be exercised within 3 months of the date on which Mylan issues a notification that the 80% threshold has been reached.

In the event that the compulsory acquisition procedures described under the heading “Compulsory Acquisition” are implemented (either on the initiative of Mylan or a Perrigo shareholder), Perrigo shareholders who have not participated in the offer and whose Perrigo ordinary shares are to be compulsorily acquired, will have certain rights under the Companies Act of 2014 of Ireland to make an application to the Irish courts objecting to the compulsory acquisition or the terms of the compulsory acquisition.

Convertible Securities and Rights under Perrigo Share Plans

The offer will be extended to any Perrigo ordinary shares which are issued or unconditionally allotted (i.e., shares which a person has an unconditional right to have issued to him/her, but which have not yet been issued) and fully paid (or credited as fully paid) while the offer remains open for acceptance (or, subject to the Irish Takeover Rules, by such earlier date as Mylan may decide), including, without limitation, any Perrigo ordinary shares issued pursuant to the exercise of options to subscribe for Perrigo ordinary shares or rights to otherwise acquire Perrigo ordinary shares under the Perrigo Company 2013 Long-Term Incentive Plan, the Perrigo Company 2008 Long-Term Incentive Plan and the Perrigo Company 2003 Long-Term Incentive Plan, in each case, as amended, (collectively, the “Perrigo Shares Plans”) in each case subject to the offer becoming or being declared wholly unconditional. As required by the Irish Takeover Rules, Mylan will make appropriate proposals to the holders of options to subscribe for Perrigo ordinary shares or rights to otherwise acquire Perrigo ordinary shares under the Perrigo Share Plans, in each case, subject to the offer becoming or being declared wholly unconditional.

Plans for Perrigo

Ownership and Control of Perrigo

The purpose of our offer is for Mylan to acquire control of, and ultimately the entire equity interest in, Perrigo. The offer, as the first step in the acquisition of Perrigo, is intended to facilitate the acquisition of Perrigo as promptly as practicable.
If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the offer becomes or is declared wholly unconditional within the initial 60-day offer period and, within four months of the commencement of the offer (including during the subsequent offer period), Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. The amount of cash and number of Mylan ordinary shares payable as consideration for the acquisition of any Perrigo ordinary shares compulsorily acquired in this manner will be the same as that payable in respect of Perrigo ordinary shares tendered under the offer (with fractional entitlements rounded up or down to the nearest whole number and fractional entitlements of 0.5 of a Mylan ordinary share being rounded up). After this compulsory acquisition, the former Perrigo shareholders will no longer have any ownership interest in Perrigo. See “Acquisition of Any Remaining Perrigo Ordinary Shares Following Consummation of the Offer—Compulsory Acquisition” beginning on page 72 of this prospectus/offer to exchange.

In the event that Mylan receives more than 50% but less than 80% acceptances in the offer (including during the subsequent offer period), it would not be able to complete a compulsory acquisition and would not acquire 100% of Perrigo’s ordinary shares. In such case, Mylan intends to operate Perrigo as a controlled subsidiary of Mylan. Under Irish law, as a majority owner of Perrigo, Mylan would have the ability to determine the composition of Perrigo’s board of directors, as well as Perrigo’s management team, and effectively control Perrigo’s operations on a day-to-day basis. Until such time as Mylan acquires 100% of Perrigo’s ordinary shares, Perrigo shareholders who have not tendered their Perrigo ordinary shares in the offer (including during the subsequent offer) or sold their Perrigo ordinary shares to Mylan in an open market transaction will have a minority ownership interest in Perrigo. See “Acquisition of Any Remaining Perrigo Ordinary Shares Following Consummation of the Offer—Subsequent Offer, Scheme of Arrangement and Open Market Purchases” on page 73 of this prospectus/offer to exchange.

We intend to cause the delisting of the Perrigo ordinary shares by the NYSE and by the TASE as soon as practicable following consummation of the offer. We also intend to cause Perrigo to terminate registration of the Perrigo ordinary shares under the Exchange Act as soon after the consummation of the offer as the requirements for deregistration, including the delisting of the shares, are met. See “Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration Under the Exchange Act; Margin Regulations” beginning on page 77 of this prospectus/offer to exchange. See also “Risk Factors—Risks Related to the Offer—The offer may adversely affect the liquidity and value of non-tendered Perrigo ordinary shares” on page 28 of this prospectus/offer to exchange.

Restructuring of Perrigo and Synergies from the Combination

As of the date of this prospectus/offer to exchange, Perrigo has refused to engage in discussions with Mylan, including refusing to grant Mylan any due diligence access. As such, Mylan has limited information about Perrigo’s assets and employees. Accordingly, Mylan has limited information with which to formulate a detailed plan with respect to the operations or employees of Perrigo following consummation of the offer. However, Mylan has conducted an extensive review of publicly available information related to Perrigo, and has reviewed and analyzed various business strategies that it might consider in the event that Mylan consummates the offer. Based on this extensive review, as well as Mylan’s prior integration experience, understanding of Perrigo’s operations and cost structure, market intelligence and Mylan’s own transactional experience, Mylan expects the combination will result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer. These expected synergies are expected to come from savings associated with integration and optimization across cost components and functions of the combined company, including the following:

•	Reduced costs of goods sold from operational efficiencies;

•	Limits on the need for further near-term expansion;

•	Vertical integration;

•	Manufacturing rationalization;

•	Research and development savings from elimination of overlapping operations to allow for more efficient and enhanced product development;

•	Optimizing sales and distribution channels from combining sales infrastructure;

•	Reduced general and administrative expense from complementary operating platforms; and

•	Increased revenue from cross-selling.

The estimate of annual pre-tax operational synergies is based on certain assumptions, including the following: (i) that the acquisition will be consummated; (ii) that there will be no material impact on Mylan arising from any divestitures or other restrictions required by competition authorities; (iii) that there will be no material change to the market dynamics affecting Mylan and/or Perrigo following the consummation of the acquisition; and (iv) that there will be no material change to exchange rates following the consummation of the acquisition.

In addition to the efficiencies described above, Mylan intends to explore and take advantage of opportunities for growth upon consummation of the offer. For example, Mylan expects to capitalize on the combined company’s reach across channels and around the world to enhance market positions and customer relations, and to expand its product distribution and marketing to new geographic and customer markets.

Following the consummation of the offer, Mylan intends to continue its review of the combined company’s operations. Perrigo will have the opportunity to be involved in this review and the formulation and execution of more detailed integration plans. If the offer is consummated, Mylan would intend to establish joint teams with Perrigo to conduct this more detailed review to assess how best to leverage the combined company’s strategic position and resources. These teams would look at all aspects of the combined company’s business, including its assets, financial projections, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in Perrigo’s business, facility locations, corporate structure, product development, marketing strategies, capitalization, management or dividend policy. In any integration plan, Mylan will observe the existing employment rights (including pension rights) of all employees of Perrigo at least to the extent required by law.

Mylan is prepared to make appropriate divestitures in connection with obtaining the regulatory approvals required for the consummation of the offer, and is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of HSR clearance. Neither these divestitures, which are not yet finalized, nor any other divestitures ultimately required in connection with obtaining the required regulatory approvals are expected to be material to the combined company.

Except as described above or elsewhere in this prospectus/offer to exchange, Mylan has no present plans or proposals that would relate to or would result: (i) in any extraordinary transactions (such as a merger, reorganization or liquidation) involving Perrigo or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Perrigo or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Perrigo, (iv) any change in the present Perrigo board of directors or management, (v) any other material change in Perrigo’s corporate structure or business, (vi) any class of equity securities of Perrigo being delisted from a national securities exchange and (vii) any class of equity securities of Perrigo becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.

In the event that Mylan receives more than 50% but less than 80% acceptances within four months of the commencement of the offer (including during the subsequent offer period), it would not be able to complete a compulsory acquisition and would not acquire 100% of Perrigo’s ordinary shares. In such case, Mylan intends to operate Perrigo as a controlled subsidiary and would effectively control Perrigo’s operations on a day-to-day basis. Consequently, Mylan believes it would have the power to effect a post-closing restructuring of Perrigo and its subsidiaries, although failure to acquire 100% of the Perrigo ordinary shares could potentially subject Mylan’s post-closing plans for Perrigo to risk of delay and may require Mylan to pursue different restructuring steps than it would pursue if it owned 100% of Perrigo’s ordinary shares. Since Mylan has not had due diligence access to Perrigo or its business or management, Mylan has not yet formulated detailed restructuring and integration plans, and at this time cannot determine with more specificity the effect of not acquiring 100% of Perrigo’s ordinary shares on a post-closing restructuring of Perrigo and its subsidiaries.

In such case, Mylan also believes that it would have the ability to cause Perrigo to take the actions required to realize the anticipated operational synergies described above. The arrangements necessary to implement the operational synergies between Mylan and Perrigo would need to be in this case on an arms-length basis, and this additional requirement may require Mylan to pursue different steps to realize operational synergies than it would pursue if it owned 100% of Perrigo’s ordinary shares and could potentially result in a delay in realizing the anticipated operational synergies. In addition, since Mylan would not have acquired (and paid for) 100% of the Perrigo ordinary shares, Mylan shareholders may not realize the full financial benefits of operational synergies from the combination as certain of these financial benefits may be shared by the minority shareholders of Perrigo. Since Mylan has not had due diligence access to Perrigo or its business or management, Mylan has not yet formulated detailed plans for realizing operational synergies and at this time cannot determine with more specificity the effect of not acquiring 100% of Perrigo’s ordinary shares on its synergy plans. See “Risk Factors—Risks Related to the Offer—Failure to acquire 100% of the Perrigo ordinary shares may affect our ability to complete any post-closing restructuring of Perrigo and its subsidiaries. This could reduce or delay the cost savings or revenue benefits to Mylan” on page 28 of this prospectus/offer to exchange.

As described above, Mylan has carefully reviewed Perrigo’s publicly available information in connection with estimating the annual pre-tax operational synergies from the offer and believes based on its prior experience integrating other acquired companies, including Mylan Laboratories Limited, which Mylan acquired less than 100% of in 2007 and operated as a controlled subsidiary until 2015, that it can successfully manage the additional risks described above and the combination can realize the anticipated operational synergies from the offer. Accordingly, the possibility of operating Perrigo as a controlled subsidiary does not change any of Mylan’s key assumptions regarding the categories of operational synergies available or the potential opportunity within each category, and Mylan continues to believe that the offer will result in at least $800 million of annual pre-tax operational synergies by the end of year four following consummation of the offer.

Effect of the Offer on the Market for Perrigo Ordinary Shares; NYSE and TASE Listing; Registration under the Exchange Act; Margin Regulations

Effect of the Offer on the Market for the Perrigo Ordinary Shares

The exchange of Perrigo ordinary shares by Mylan pursuant to the offer will reduce the number of Perrigo ordinary shares that might otherwise trade publicly and will reduce the number of holders of Perrigo ordinary shares, which could adversely affect the liquidity and market value of the remaining Perrigo ordinary shares held by the public. We cannot predict whether the reduction in the number of Perrigo ordinary shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Perrigo ordinary shares or whether such reduction would cause future market prices to be greater or less than the price paid in the offer. The extent of the public market for Perrigo ordinary shares and the availability of quotations reported in the over-the-counter market depends upon the number of shareholders holding Perrigo ordinary shares, the aggregate market value of the shares remaining at such time, the interest of maintaining a market in the shares on the part of any securities firms and other factors. Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015 indicates that as of August 7, 2015 there were 146,279,437 Perrigo ordinary shares outstanding. Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015 indicates that, as of August 7, 2015, there were approximately 2,746 record holders of Perrigo’s ordinary shares.

NYSE and TASE Listing

The Perrigo ordinary shares are listed on the NYSE and the TASE. Depending upon the number of Perrigo ordinary shares exchanged pursuant to the offer and the number of holders of Perrigo ordinary shares remaining thereafter, the Perrigo ordinary shares may no longer meet the requirements of the NYSE for continued listing and may be delisted from the NYSE.

According to the NYSE’s published guidelines, the NYSE would consider delisting the Perrigo ordinary shares if, among other things, (1) the total number of holders of Perrigo ordinary shares should fall below 400, (2) the total number of holders of Perrigo ordinary shares should fall below 1,200 and the average monthly trading volume for the Perrigo ordinary shares should fall below 100,000 for the most recent 12 months or (3) the number of publicly held Perrigo ordinary shares (exclusive of holdings of officers and directors of Perrigo and their immediate families and other concentrated holdings of 10% or more) should fall below 600,000.

According to the Israeli Securities Law, 5728—1968, and applicable TASE regulations, Perrigo may at any time, by giving 90-days’ prior notice by way of an immediate report filed with the TASE and in two Israeli newspapers, delist the Perrigo ordinary shares from the TASE, provided that prior to such notice (i) the Perrigo ordinary shares were not delisted from the NYSE; (ii) trading in the Perrigo ordinary shares on the NYSE was not suspended, and (iii) the NYSE has not announced its intention to suspend the trade in Perrigo ordinary shares or to delist them. In the event of a delisting of the Perrigo ordinary shares from the NYSE following a compulsory acquisition, Perrigo may request that the Perrigo ordinary shares be delisted from the TASE concurrently with the delisting from the NYSE.

If, as a result of the exchange of Perrigo ordinary shares pursuant to the offer or otherwise, the Perrigo ordinary shares no longer meet the requirements of the NYSE for continued listing and the listing of the Perrigo ordinary shares is discontinued, the market for the Perrigo ordinary shares could be adversely affected. If the NYSE were to delist the Perrigo ordinary shares, it is possible that the Perrigo ordinary shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market therefor and the availability of such quotations would depend, however, upon such factors as the number of shareholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Perrigo ordinary shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Mylan cannot predict whether the reduction in the number of Perrigo ordinary shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Perrigo ordinary shares or whether it would cause future market prices to be greater or less than the consideration being offered in the offer.

Mylan intends to delist the Perrigo ordinary shares from the NYSE and the TASE as soon as practicable following consummation of the offer.

Registration under Exchange Act

Perrigo ordinary shares are currently registered under the Exchange Act. This registration may be terminated upon application by Perrigo to the SEC if Perrigo ordinary shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. Since the acceptance condition is the receipt of acceptances in respect of more than 50% of the Perrigo ordinary shares, we could consummate the offer without being able to acquire compulsorily the remaining Perrigo ordinary shares we do not own. This acceptance condition increases the likelihood that there will be 300 or more holders of record of Perrigo ordinary shares following consummation of the offer. In such case, even if Perrigo’s ordinary shares were no longer listed on the NYSE and registered under Section 12 of the Exchange Act, pursuant to Section 15(d) of the Exchange Act, Perrigo would be required to continue to file periodic reports on Forms 10-Q, 10-K and 8-K, but Perrigo and its insiders and large shareholders would not be subject to the proxy solicitation and tender offer rules (Sections 14 and 13(e) of the Exchange Act), insider beneficial ownership reporting and short-swing trading rules (Section 16 of the Exchange Act) or large shareholder beneficial ownership reporting rules (Section 13(d) of the Exchange Act). In such circumstances, Perrigo may continue to incur costs associated with making required public filings and such costs may reduce correspondingly the total amount of operational synergies to be realized.

We intend to seek to cause Perrigo to terminate registration of the Perrigo ordinary shares under the Exchange Act as soon after consummation of the offer as the requirements for termination of registration of the shares are met. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by Perrigo to holders of Perrigo ordinary shares and to the SEC. In addition, “affiliates” of Perrigo and persons holding “restricted securities” of Perrigo may be deprived of the ability to dispose of these securities pursuant to Rule 144 under the Securities Act. If registration of the Perrigo ordinary shares under the Exchange Act were terminated, Perrigo ordinary shares would no longer be “margin securities” or eligible for listing on the NYSE.

Reporting Obligations under the Israeli Securities Law

Perrigo ordinary shares are currently registered for trading on the TASE, and as such, Perrigo is subject to several reporting obligations under the Israeli Securities Law, applicable to dual listed companies. For as long as the Perrigo ordinary shares are listed on the NYSE, and the registration of the Perrigo ordinary shares under the Exchange Act is not suspended (and there is no announcement by the NYSE of its intention to suspend the trade or to delist the Perrigo ordinary shares from trading), the TASE registration may be terminated at any time, by giving 90-days’ prior notice to the TASE by way of an immediate report filed with the TASE. Termination of registration from the TASE, prior to a delisting from the NYSE would release Perrigo from all reporting obligations under the Israeli Securities Law.

Margin Regulations

Perrigo ordinary shares are currently “margin securities,” as such term is defined under the rules of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such securities. Depending upon factors similar to those described above regarding listing and market quotations, following the offer it is possible that Perrigo ordinary shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event Perrigo ordinary shares would no longer be used as collateral for loans made by brokers. In addition, if registration of Perrigo ordinary shares under the Exchange Act were terminated, Perrigo ordinary shares would no longer constitute “margin securities.”

Financing of the Offer; Source and Amount of Funds

The offer is fully financed and not subject to any financing condition or contingency.

Mylan expects to use the borrowings from its new bridge credit facility of approximately $12.5 billion arranged by Goldman Sachs Bank USA to finance the acquisition of Perrigo pursuant to the offer to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources. Subject to market conditions, Mylan expects to refinance or reduce advances under the bridge credit facility from proceeds of alternative financing sources.

Goldman, Sachs & Co., in its capacity as financial advisor to Mylan, has stated that it is satisfied that sufficient resources will be available to satisfy in full the cash consideration payable upon full acceptance of the offer by Perrigo’s shareholders.

Bridge Credit Facility

On April 24, 2015, Mylan entered into a bridge credit agreement, which bridge credit agreement was amended on April 29, 2015 and on August 6, 2015 (the “Bridge Credit Agreement”), among Mylan, the lenders party thereto from time to time and Goldman Sachs Bank USA, as the administrative agent (in such capacity, the “Administrative Agent”), in connection with the offer. The Bridge Credit Agreement provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans, in one or more drawings, up to an aggregate amount of approximately $12.5 billion, consisting of Tranche A Loans (the “Tranche A Loans”) in an aggregate amount up to $11.0 billion, and Tranche C Loans (the “Tranche C Loans”, and collectively the “Loans”) in an aggregate amount up to approximately $1.5 billion. The proceeds of the Tranche A Loans and Tranche C Loans will be applied solely to (i) finance the acquisition of the ordinary shares of Perrigo pursuant to the terms of the offer, (ii) repay Perrigo’s outstanding term loans and (iii) pay other costs associated with the acquisition, including all non-periodic fees, expenses and taxes.

The commitments in respect of the Loans will be available at the initial closing of the offer and during any subsequent offer period in connection with the offer. The Commitments will terminate upon the earliest to occur of April 22, 2016 and any of the following events: (i) the offer lapses or is withdrawn, (ii) an offer document is not dispatched to the shareholders of Perrigo within 28 days of the waiver or satisfaction of the pre-conditions to the offer or such later date as the Irish Takeover Panel may agree, (iii) 15 days elapse after closing the offer or, if on that date Mylan effects a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the offer, the date on which Mylan owns 100% of the outstanding Perrigo ordinary shares, (iv) the date that is four months and 14 days from the date that an offer document is dispatched to the shareholders of Perrigo or (v) the date on which Mylan owns (or will own, after application of the proceeds of the Loans on such date), directly or indirectly, 80% of the outstanding Perrigo ordinary shares. In the event that the acquisition is consummated by a scheme of arrangement rather than an offer, the Bridge Credit Agreement contains analogous provisions that would be applicable to the availability of the commitments in respect of the Loans in that circumstance. The commitments will be reduced by each borrowing of the Loans and by the net cash proceeds received by Mylan in connection with debt and equity issuances and non-ordinary course of business asset dispositions, other than certain debt and equity issuances, non-ordinary course asset dispositions and permitted reinvestments specified in the Bridge Credit Agreement. Furthermore, starting from the date Mylan first draws on the Loans under the Bridge Credit Agreement, any dividends or distributions (including intercompany loans) from Perrigo to Mylan that exceed an aggregate amount of $150,000,000 will require Mylan to prepay the Loans under the Bridge Credit Agreement, or if no such Loans are then outstanding, will result in a reduction in the commitments under the Bridge Credit Agreement, in each case, equal to the amount of such dividends or distributions.

The obligations of the lenders under the Bridge Credit Agreement to make the Loans are subject to the satisfaction of the following conditions precedent: (i) Mylan owns (or will own after giving effect to the application of the proceeds of the Loans) no less than a majority of the shares in the capital of Perrigo, (ii) the conditions applicable to the consummation of the offer contained in Mylan’s announcement under Rule 2.5 of the Irish Takeover Rules and other offer-related documents have been satisfied or amended or waived in accordance with their terms and the terms of the Bridge Credit Agreement or as otherwise agreed by the arrangers of the Bridge Facility and Mylan has declared the offer wholly unconditional, (iii) the representations specified as “certain funds representations” in the Bridge Credit Agreement are true and correct in all material respects, (iv) no event of default specified as a “certain funds event of default” in the Bridge Credit Agreement has occurred or is continuing, both before and after giving effect to the funding of the Loans, (v) the Administrative Agent and the arrangers of the Bridge Facility have been paid all fees and other amounts due to them, (vi) the making of the Loans or the consummation of the offer is not subject to any injunction or similar government order, judgment or decree or is not otherwise unlawful and (vii) the Administrative Agent has received customary certifications by Mylan of certain of the foregoing and other documentary evidence that the offer may be consummated. In the event that the acquisition is consummated by a scheme of arrangement rather than an offer, the Bridge Credit Agreement contains analogous conditions precedent that would be applicable in that circumstance, including that Mylan owns (or will own after giving effect to the application of the proceeds of the Loans) 100% of the shares in the capital of Perrigo.

The Loans will bear interest at LIBOR (determined in accordance with the Bridge Credit Agreement) plus 1.500% per annum, if Mylan chooses to make LIBOR borrowings, or at a base rate (determined in accordance with the Bridge Credit Agreement) plus 0.500% per annum. The applicable margins over LIBOR and the base rate for the Loans can fluctuate based on the long term unsecured senior, non-credit enhanced debt rating of Mylan by Standard & Poor’s Ratings Group and Moody’s Investors Service Inc. Mylan will pay to each lender a ticking fee accruing from May 24, 2015 until the earlier of the date the Loans are funded and the date the commitments terminate at a rate equal to 0.175% per annum of each lender’s commitments to make Tranche A Loans or Tranche C Loans. If Mylan has not dispatched the offer document by September 14, 2015, Mylan will pay an additional fee equal to 0.04% of the aggregate principal amount of the commitments outstanding under the Bridge Credit Agreement on September 14, 2015, and on each subsequent Monday that the offer has not been launched. Such fee shall be payable on each such date. If the Tranche A Loans are funded, Mylan will pay to each lender duration fees equal to 0.50%, 0.75% and 1.00% (or if Mylan does not meet certain criteria with respect to its debt rating, 0.75%, 1.00% and 1.25%, respectively) of the principal amount of Tranche A Loans of each lender that are outstanding on the 90th, 180th and 270th, respectively, day after the day the Loans are funded.

The Loans will be unsecured and will be guaranteed by Mylan Inc., each subsidiary of Mylan that guarantees (or is otherwise a co-obligor of) third-party indebtedness of Mylan in excess of $350,000,000 and, following consummation of the offer, Perrigo. As of April 24, 2015, no subsidiary of Mylan other than Mylan Inc. is required to provide a guarantee of the Bridge Facility.

The Bridge Credit Agreement contains customary affirmative covenants for facilities of this type, including, among others, covenants pertaining to the delivery of financial statements, notices of default and certain other material events, maintenance of corporate existence and rights, business, property, and insurance and compliance with laws, as well as customary negative covenants for facilities of this type, including, among others, limitations on the incurrence of subsidiary indebtedness, liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, payments of dividends and other restricted payments and changes in Mylan’s line of business. Additionally, the Bridge Credit Agreement provides that during the period, if any, starting when Mylan acquires greater than 50% of the Perrigo ordinary shares and until such time as Mylan acquires at least 80% of the Perrigo ordinary shares, the aggregate amount of (a) new indebtedness that Mylan will be permitted to cause Perrigo to incur (other than any such indebtedness owing to Mylan or its subsidiaries the proceeds of which are to refinance certain existing indebtedness of Perrigo) and (b) investments that Mylan will be permitted to make in Perrigo (other than any such investments the proceeds of which are used to refinance existing indebtedness of Perrigo), will, in each case, be limited to $350,000,000. The Bridge Credit Agreement also contains certain covenants related to the offer that are customary in this context. The Bridge Credit Agreement contains a financial covenant requiring maintenance of a maximum ratio of 4.75 to 1.00 for consolidated total indebtedness as of the end of any quarter to consolidated EBITDA for the trailing four quarters. This financial covenant was first tested at the quarter ending June 30, 2015.

The Bridge Credit Agreement contains default provisions customary for facilities of this type, which are subject to customary grace periods and materiality thresholds, including, among others, defaults related to payment failures, failure to comply with covenants, material misrepresentations, defaults under other material indebtedness, the occurrence of a “change in control”, bankruptcy and related events, material judgments, certain events related to pension plans and the invalidity or revocation of any loan document or any guarantee agreement of Mylan or any subsidiary that becomes a guarantor as described above. If an event of default occurs under Bridge Credit Agreement, the lenders may, among other things, terminate their commitments and declare immediately payable all borrowings.

The Tranche A Loans mature on the day that is 364 days after the Loans are funded, and the Tranche C Loans mature on the day that is six months after the Loans are funded. The entire principal amount on the Loans will be due and payable on their respective maturity dates. The Loans may be voluntarily prepaid without penalty or premium, other than customary breakage costs related to prepayments of LIBOR borrowings.

The Administrative Agent and the lenders have, from time to time, performed, are currently performing and may in the future perform, various financial advisory and commercial and investment banking services for Mylan, for which they received or will receive customary fees and expenses.

Security Ownership of Certain Beneficial Owners and Management of Mylan

The following tables set forth information regarding the beneficial ownership of Mylan ordinary shares as of September 4, 2015 by (i) all persons who beneficially own five percent or more of the outstanding Mylan ordinary shares, (ii) Mylan’s directors, Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated executive officers of Mylan who were serving at the end of 2014, and (iii) all directors and executive officers of Mylan as a group (based on 491,701,364 shares of Mylan ordinary shares outstanding as of such date). For purposes of these tables, and in accordance with the rules of the SEC, shares are considered “beneficially owned” if the person, directly or indirectly, has sole or shared voting or investment power over such shares. A person is also considered to beneficially own shares that he or she has the right to acquire within 60 days of September 4, 2015. Unless otherwise indicated, the principal address of each of the Mylan shareholders listed below is c/o Mylan N.V., Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England. To Mylan’s knowledge, as of September 4, 2015, the persons in the following table have sole voting and investment power, either directly or through one or more entities controlled by such person, with respect to all of the shares shown as beneficially owned by them, unless otherwise indicated in the footnotes below.

Shareholders Owning Approximately 5% or More

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Subsidiaries of Abbott Laboratories(1) c/o Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6092	69,750,000	(2)	14.2%
BlackRock, Inc. 55 East 52nd Street, New York, NY 10022	34,852,351	(3)(5)	7.1%
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, PA 19355	28,841,159	(4)(5)	5.9%

(1)	Abbott and its subsidiaries that own ordinary shares of Mylan N.V. are subject to the terms of the Shareholder Agreement (the “Shareholder Agreement”), dated February 27, 2015, by and among Mylan N.V., Abbott, Laboratoires Fournier S.A.S. (“Abbott France”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), and Abbott Investments Luxembourg S.a`.r.l. (“Abbott Luxembourg” and, together with Abbott France and Abbott Gibraltar, the “Abbott Subsidiaries”). According to Item 4 of the Schedule 13D/A filed by Abbott on August 10, 2015, Abbott Gibraltar distributed 62,782,018 Mylan ordinary shares to Abbott Products on July 28, 2015 (the “Distribution”). Contemporaneously with the Distribution, Abbott Products became a party to the Shareholder Agreement by executing a joinder agreement thereto. As a result of the Distribution, Abbott Gibraltar no longer beneficially owns any Mylan ordinary shares. The Shareholder Agreement will terminate when Abbott no longer beneficially owns any of the ordinary shares of Mylan N.V. issued to it in connection with the EPD Transaction. So long as Abbott beneficially owns at least five percent of the ordinary shares of Mylan N.V., Abbott is required to vote each Mylan N.V. voting security (a) in favor of all those persons nominated and recommended to serve as directors of Mylan N.V.’s Board of Directors or any applicable committee thereof and (b) with respect to any other action, proposal, or matter to be voted on by the shareholders of Mylan N.V. (including through action by written consent), in accordance with the recommendation of the Mylan N.V. Board of Directors or any applicable committee thereof. However, Abbott is free to vote at its discretion in connection with any proposal submitted for a vote of the Mylan N.V. shareholders in respect of (a) the issuance of equity securities in connection with any merger, consolidation, or business combination of Mylan N.V., (b) any merger, consolidation, or business combination of Mylan N.V., or (c) the sale of all or substantially all the assets of Mylan N.V., except where such proposal has not been approved or recommended by the Mylan N.V. Board of Directors, in which event Abbott must vote against the proposal.

(2)	Based on Schedule 13D/A filed by Abbott, Abbott Luxembourg and Abbott Products with the SEC on August 10, 2015 (the “Schedule 13D/A”), Abbott has sole voting power over 0 shares, shared voting power over 69,750,000 shares, sole dispositive power over 0 shares, and shared dispositive power over 69,750,000 shares; Abbott France has sole voting power, shared voting power, sole dispositive power and shared dispositive power over 0 shares; Abbott Products has sole voting power over 0 shares, shared voting power over 62,782,018 shares, sole dispositive power over 0 shares, and shared dispositive power over 62,782,018 shares; and Abbott Luxembourg has sole voting power over 0 shares, shared voting power over 6,967,982 shares, sole dispositive power over 0 shares, and shared dispositive power over 6,967,982 shares. According to Item 4 of the Schedule 13D/A filed by Abbott on April 6, 2015, on March 31, 2015, the Abbott Subsidiaries entered into an Underwriting Agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Goldman Sachs & Co., as representatives of the several underwriters named therein, and Mylan N.V. relating to an underwritten public resale offering by the Abbott Subsidiaries of an aggregate of 35,000,000 ordinary shares of Mylan N.V. (the “Offering”). The ordinary shares were sold at a price of $56.89125 per ordinary share. This amount represents the $58.35 public offering price per ordinary share, less underwriting discounts and commissions of $1.45875 per ordinary share. The Offering was completed on April 6, 2015. Pursuant to the Underwriting Agreement, Abbott Luxembourg, for no additional consideration, granted the representatives of the Underwriters a 30-day option to purchase up to an additional 5,250,000 ordinary shares of Mylan N.V. from Abbott Luxembourg on the same terms. According to Item 4 of the Schedule 13D/A filed by Abbott on April 10, 2015, on April 7, 2015, the representatives of the Underwriters delivered notice of their exercise of the foregoing option in full. The sale of ordinary shares pursuant to the exercise of the option was completed on April 10, 2015.
(3)	Based on Schedule 13G/A filed by BlackRock, Inc. with the SEC on January 15, 2015 with respect to Mylan Inc., BlackRock, Inc. has sole voting power over 31,701,037 shares, shared voting power over 0 shares, sole dispositive power over 34,852,351 shares, and shared dispositive power over 0 shares.
(4)	Based on Schedule 13G/A filed by The Vanguard Group, Inc. with the SEC on February 11, 2015 with respect to Mylan Inc., The Vanguard Group, Inc. has sole voting power over 651,279 shares, shared voting power over 0 shares, sole dispositive power over 28,228,670 shares, and shared dispositive power over 612,489 shares.
(5)	On February 27, 2015, in connection with the EPD Transaction, each share of Mylan Inc. common stock issued and outstanding was canceled and automatically converted into and became the right to receive one Mylan N.V. ordinary share.

Directors, Executive Officers, and Directors and Executive Officers as a Group

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Options Exercisable and Restricted Shares Vesting within 60 Days	Percent of Class
Heather Bresch	923,955	(1)(8)	44,709	*
Wendy Cameron	64,487		2,974	*
Hon. Robert J. Cindrich	8,135		2,974	*
Robert J. Coury	1,551,698	(2)(8)	42,526	*
JoEllen Lyons Dillon	3,609		2,974	*
Neil Dimick, C.P.A.	38,587		2,974	*
Melina Higgins	19,000	(3)	9,597	*
Harry Korman(4)	30,971	(5)	25,966	*
Douglas Leech, C.P.A.	31,380		2,974	*
Rajiv Malik	813,291	(8)	11,463	*
Joseph C. Maroon, M.D.	11,787		2,974	*
Anthony Mauro	151,022	(6)(8)	13,026	*
Mark W. Parrish	29,660		2,974	*
Rodney L. Piatt, C.P.A.	33,135		79,525	*
John D. Sheehan, C.P.A.	205,830	(8)	23,419	*
Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	35,787		2,974	*
All Directors and executive officers as a group (15 persons, but not including Mr. Korman(4))	3,921,363	(7)	248,057	*

*	Less than 1%.
(1)	Includes 1,157 shares held in Ms. Bresch’s 401(k) account.
(2)	Includes 4,957 shares held in Mr. Coury’s 401(k) account.
(3)	Includes 19,000 shares held by Ms. Higgins’ spouse.
(4)	Mr. Korman retired from Mylan Inc. effective July 1, 2014.
(5)	Includes 1,001 shares held in Mr. Korman’s 401(k) account.
(6)	Includes 5,574 shares held in Mr. Mauro’s 401(k) account.
(7)	Includes 11,688 shares held in the executive officers’ 401(k) accounts.
(8)	Includes restricted ordinary shares issued on June 10, 2015 upon conversion of stock appreciation rights pursuant to the terms of Mylan’s One-Time Special Performance-Based Five-Year Realizable Value Incentive Program implemented in 2014. The restricted ordinary shares remain subject to forfeiture and additional vesting conditions, including achievement of adjusted diluted earnings per share of $6.00 and continued service, and the other terms and conditions of the program. The One-Time Special Performance- Based Five-Year Realizable Value Incentive Program is described in detail in Mylan Inc.’s Form 10-K/A for the period ending December 31, 2014.

Preferred Shares

On April 3, 2015, Mylan entered into a call option agreement with Stichting Preferred Shares Mylan (a Dutch foundation (stichting)), pursuant to which Mylan granted the foundation a call option to acquire from time to time, at an exercise price of €0.01 per share, Mylan preferred shares up to a maximum number at any time equal to the total number of Mylan ordinary shares issued at such time. The foundation’s principal address is Johannes Vermeerplein 11, 1071 DV Amsterdam, The Netherlands. On July 23, 2015, in response to Teva’s unsolicited expression of interest in acquiring Mylan, the foundation exercised its call option and acquired 488,388,431 Mylan preferred shares (which represents 100% of the class of Mylan preferred shares as of September 4, 2015) pursuant to the terms of the call option agreement. Each Mylan ordinary share and preferred share is entitled to one vote on each matter properly brought before a general meeting of shareholders. On July 27, 2015, Teva announced its entry into an agreement to acquire the Generic Drug Unit of Allergan plc and the withdrawal of its unsolicited, non-binding expression of interest to acquire Mylan.

Regulatory Approvals; Certain Other Legal Matters

Regulatory Approvals

General

Based on our examination of publicly available information filed by Perrigo with the SEC and other publicly available information concerning Perrigo, we are not aware of any governmental license or regulatory permit that appears to be material to Perrigo’s business that might be adversely affected by our acquisition of Perrigo ordinary shares pursuant to the offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of shares pursuant to the offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “—Non-U.S. Antitrust Approvals,” such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Perrigo’s business, any of which could cause us to elect to terminate the offer without the purchase of Perrigo ordinary shares thereunder.

Antitrust Clearance

The making of the offer to acquire all of the outstanding Perrigo ordinary shares is pre-conditioned on one of the following having occurred: (i) the expiration or termination of all applicable waiting periods (including any extensions thereof) under the HSR Act, (ii) a final decision to clear or approve the consummation of the Acquisition under the HSR Act having been obtained, irrespective of the conditions attaching thereto, or (iii) September 13, 2015 (the “HSR Pre-Condition”). Mylan reserves the right to waive the HSR Pre-Condition and commence the offer, but if Mylan waives the HSR Pre-Condition or the HSR Pre-Condition is satisfied pursuant to clause (iii) above, the consummation of the offer will remain subject to the HSR Condition.

Mylan has an unconditional commitment to take all actions, including making regulatory submissions, responding to information requests and doing everything necessary to obtain a decision from the U.S. Federal Trade Commission, including making any and all divestitures and other substantive actions, necessary or required in order to ensure that the HSR Pre-Condition is satisfied.

The offer is subject to review by the U.S. Federal Trade Commission and the U.S. Department of Justice. Under the HSR Act, the offer may not be completed until certain information and documentary material (“Premerger Notification and Report Forms”) have been provided to the antitrust agencies and the applicable HSR Act waiting period has expired or been terminated.

We filed a Premerger Notification and Report Form on April 13, 2015 with the antitrust agencies in connection with the proposed purchase of Perrigo ordinary shares. On May 13, 2015, prior to the expiration of an initial 30-day waiting period following our filing, we received a request for additional information or documentary material (a “Second Request”). As a result of the Second Request, the waiting period will be extended for an additional period of 30 days following the date we substantially comply with that request, unless it is terminated earlier by the antitrust agencies.

At any time before or after our acquisition of Perrigo ordinary shares, the antitrust agencies could take such action under the antitrust laws as they deem necessary or desirable in the public interest, including seeking to enjoin our purchase of Perrigo ordinary shares or seeking the divestiture of Perrigo ordinary shares acquired by us or the divestiture of substantial assets of Perrigo or its subsidiaries. Mylan has committed to comply with any conditions attaching to any final decision to clear or approve the acquisition contemplated by the offer under the HSR Act. Although no such conditions have been finalized, Mylan is currently in discussions with the U.S. Federal Trade Commission about making up to 13 potential divestitures as a requirement of clearance.

In addition, the proposed acquisition of Perrigo may be reviewed by the attorneys general in the various states in which we and Perrigo operate or by antitrust authorities in jurisdictions outside the United States. These authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove of the acquisition of Perrigo under the circumstances and based upon the review set forth in applicable state laws and regulations. We cannot assure you that one or more state attorneys general will not attempt to file an antitrust action to challenge the Perrigo acquisition. Private parties also may seek to take legal action under the antitrust laws in some circumstances.

Non-U.S. Antitrust Approvals

Mylan and, based on our examination of publicly available information, Perrigo derive revenues in a number of jurisdictions where antitrust or competition filings or approvals are or may be required. In particular, we believe that the closing of the offer is subject to the receipt of regulatory approvals from the relevant competition authorities in the European Union, Mexico, Russia and Ukraine or the expiration of the applicable waiting periods under the antitrust and competition laws of such jurisdictions. On June 15, 2015, Mylan filed a formal antitrust notification with the Federal Economic Competition Commission in Mexico, and on August 13, 2015, the Federal Economic Competition Commission unconditionally approved Mylan’s acquisition of Perrigo under the Mexican competition law. On June 22, 2015, Mylan filed a formal antitrust notification with the Anti-Monopoly Committee in Ukraine. On June 23, 2015, Mylan filed a formal antitrust notification with the European Commission in the European Union, and on July 29, 2015, the European Commission unconditionally approved Mylan’s acquisition of Perrigo under the EU Merger Regulation. Lastly, on June 29, 2015, Mylan filed a formal antitrust notification with the Federal Antimonopoly Service in Russia.

Mylan has not made a formal unconditional commitment to take any and all actions as may be necessary or required in order to ensure that non-U.S. antitrust and competition approvals, including any such approvals as may be required in Russia and Ukraine, are obtained. However, pursuant to the legally binding process under the Irish Takeover Rules to commence its offer for Perrigo in order to effect the acquisition, Mylan is generally required to commit to take, and to take, any and all steps necessary to avoid or eliminate impediments or objections, if any, that may be asserted by governmental agencies from which Mylan seeks consents or approvals, including any divestitures needed to obtain any antitrust or competition approvals, provided, in the case of any non-U.S. antitrust and competition approvals, that it is a condition to the offer that the terms and conditions of any such antitrust and competition approvals must be acceptable or reasonably satisfactory to Mylan.

We expect to have obtained the relevant non-US approvals, or the applicable waiting periods to have expired, under the antitrust and competition laws of the countries listed above where filings or approvals are or may be required prior to the consummation of the offer. We cannot assure you that a challenge to the closing of the offer will not be made or that, if a challenge is made, it will not succeed.

Certain Other Legal Matters

“Going Private” Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to a compulsory acquisition or other business combination following the exchange of Perrigo ordinary shares pursuant to the offer in which Mylan seeks to acquire the remaining Perrigo ordinary shares not held by it at such time. Mylan believes that Rule 13e-3 should not be applicable to a compulsory acquisition, because a compulsory acquisition would be effected within one year following the consummation of the offer, and in a compulsory acquisition, shareholders will receive the same consideration per Perrigo ordinary shares as paid in the offer. Rule 13e-3 requires, among other things, that certain financial information concerning Perrigo and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

The foregoing discussion of certain provisions of the Exchange Act is not a complete description of the Exchange Act or such provisions thereof and is qualified in its entirety by reference to the Exchange Act.

Legal Proceedings

On June 11, 2015, City of Riviera Beach General Employees Retirement System and Doris Arnold (collectively, “Plaintiffs”) filed a purported class action complaint against Mylan and Directors of Mylan Inc. (the “Directors”) in the Washington County, Pennsylvania, Court of Common Pleas (the “Pennsylvania Court”), on behalf of certain former shareholders of Mylan Inc. The complaint alleged both breach of fiduciary duty on the part of the Directors and breach of contract by Mylan and the Directors relating to certain public disclosures made in connection with the EPD Transaction and the creation of, and call option agreement with, Stichting Preferred Shares Mylan. Plaintiffs asked the Pennsylvania Court to: find that the Directors breached their fiduciary duties and that Mylan and the Directors breached the purported contract, rescind the vote of Mylan Inc.’s former shareholders approving the EPD Transaction, award compensatory damages and award Plaintiffs their costs relating to the lawsuit. On June 22, 2015, Mylan and the Directors removed the case to the U.S. District Court for the Western District of Pennsylvania (the “District Court”). Plaintiffs filed an amended complaint in the District Court on July 10, 2015, that included the same basic causes of action and requested relief, dropped allegations against some of the Directors named in the original complaint and asserted the breach of contract claim not on behalf of a purported class of former shareholders of Mylan Inc. but on behalf of a purported subclass of such shareholders who held shares of Mylan continuously for a specified period following consummation of the EPD Transaction. On July 21, 2015, a second purported class action complaint against the same defendants, asserting the same basic claims and requesting the same basic relief on behalf of the same purported class and subclass, was filed by a different plaintiff in the District Court. On August 28, 2015, the District Court consolidated the two actions, and, on September 4, 2015, the plaintiffs in the consolidated action filed a consolidated amended complaint (the “Consolidated Amended Complaint”) against the same defendants, asserting the same basic claims and requesting the same basic relief on behalf of the same purported class and subclass, but asserting the breach of contract claim against only Mylan. The defendants’ response to the Consolidated Amended Complaint is due on October 23, 2015.

On August 28, 2015, Marsha Blake filed a separate purported class action complaint against Mylan and the Directors in the District Court, on behalf of certain former shareholders of Mylan Inc. The complaint, like the Consolidated Amended Complaint, alleges breaches of fiduciary duty and contract relating to certain public disclosures made in connection with the EPD Transaction and the creation of, and call option agreement with, Stichting Preferred Shares Mylan. Ms. Blake also alleges violations of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 relating to these same disclosures. Ms. Blake asks the District Court to: declare that Mylan and the Directors breached their fiduciary and contractual duties and that Mylan Inc.’s definitive proxy statement in connection with the EPD Transaction is materially misleading and contains omissions of material fact, award compensatory and/or rescissory damages, award Ms. Blake her costs relating to the lawsuit and award extraordinary, equitable and/or injunctive relief as permitted by law.

We believe that the claims in these lawsuits are without merit and intend to defend against them vigorously.

Certain Relationships with Perrigo and Interests of Mylan in the Offer

Except as set forth in this prospectus/offer to exchange, neither we nor, after due inquiry and to the best of our knowledge and belief, any of our directors, executive officers or other affiliates, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Perrigo. Except as otherwise described in this prospectus/offer to exchange, there have been no contacts, negotiations or transactions since two years before the date of this prospectus/offer to exchange between Mylan, any of Mylan’s subsidiaries or, after due inquiry and to the best of our knowledge and belief, any of our directors, executive officers or other affiliates, on the one hand, and Perrigo or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, an exchange offer or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets.

The name, citizenship, business address, business telephone number, principal occupation or employment, and five-year employment history for each of the directors and executive officers of Mylan and certain other information are set forth in Schedule I to this prospectus/offer to exchange. Except as described in this prospectus/offer to exchange and in Schedule I hereto, none of Mylan or, after due inquiry and to the best knowledge and belief of Mylan, any of the persons listed on Schedule I to this prospectus/offer to exchange, has during the last ten years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws. Except as set forth in this prospectus/offer to exchange, to Mylan’s knowledge, after reasonable inquiry, none of our directors or executive officers nor any of their respective associates or majority owned subsidiaries, beneficially owns or has the right to acquire any securities of Perrigo or has effected any transaction in securities of Perrigo during the past 60 days.

Fees and Expenses

Mylan has retained Goldman, Sachs & Co. to act as financial advisor. Mylan has agreed to pay the financial advisor a reasonable and customary fee for its services in connection with the offer, all of which is contingent upon consummation of the offer. Mylan has also agreed to indemnify the financial advisor and its affiliates against certain liabilities in connection with their engagement.

Mylan has retained Centerview Partners LLC to act as financial advisor. Mylan has agreed to pay the financial advisor a reasonable and customary fee for its services as financial advisor. Mylan has also agreed to indemnify the financial advisor and its affiliates against certain liabilities in connection with their engagement.

Mylan has retained Innisfree M&A Incorporated as information agent in connection with the offer. The information agent may contact holders of Perrigo ordinary shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers, banks, trust companies and other nominees to forward material relating to the offer to beneficial owners of Perrigo ordinary shares. Mylan will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Mylan agreed to indemnify the information agent against certain liabilities and expenses in connection with the offer, including certain liabilities under the U.S. Federal securities laws.

In addition, Mylan has retained American Stock Transfer & Trust Company, LLC as the exchange agent in connection with the offer. Mylan will pay the exchange agent reasonable and customary compensation for its services in connection with the offer, will reimburse the exchange agent for its reasonable out-of-pocket expenses and will indemnify the exchange agent against certain liabilities and expenses, including certain liabilities under the U.S. Federal securities laws. Mylan has also retained Abernathy MacGregor Group, Inc. to act as public relations counsel in connection with the offer. Mylan will pay the public relations counsel reasonable and customary compensation for its services in connection with the offer, will reimburse the public relations counsel for its reasonable out-of-pocket expenses and will indemnify the public relations counsel against certain liabilities and expenses in connection with its engagement.

Except as set forth above, Mylan will not pay any commissions or fees to any broker, dealer or other person for soliciting tenders of shares pursuant to the offer. Mylan will reimburse brokers, dealers, banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

Accounting Treatment

ASC 805 requires the use of the acquisition method of accounting for business combinations. In applying the acquisition method, it is necessary to identify the accounting acquiree and accounting acquiror. In a business combination effected through an exchange of equity interest, the entity that issues the interest (Mylan in this case) is generally the acquiring entity. However, there are other factors in ASC 805 which must also be considered. Mylan management considered these other factors and determined that Mylan will be considered the acquiror for accounting purposes. The total purchase price will be allocated to the identifiable assets acquired and liabilities assumed from Perrigo based on their fair values as of the date of the completion of the transaction, with any excess being allocated to goodwill. Reported financial condition and results of operations of Mylan issued after completion of the transaction will reflect Perrigo’s balances and results after completion of the transaction, but will not be restated retroactively to reflect the historical financial position or results of operations of Perrigo. Following the completion of the transaction, the earnings of the combined company will reflect purchase accounting adjustments; for example, amortization of identified intangible assets or other impacts from the purchase price allocation.

DESCRIPTION OF ORDINARY SHARES

The following summary of the terms of Mylan’s ordinary shares does not purport to be complete and is subject to and qualified in its entirety by reference to applicable Dutch law and our articles of association, which we refer to as our Articles. A copy of our Articles has been filed with the SEC and is incorporated by reference as an exhibit to the Registration Statement of which this prospectus/offer to exchange is a part. See “Where You Can Find More Information” beginning on page 165 of this prospectus/offer to exchange.

Share Capital

Authorized Share Capital

Our Articles authorize two classes of shares, ordinary shares and preferred shares, each with a nominal value of €0.01 per share. Our authorized share capital is €24,000,000, nominal value, and is divided into 1,200,000,000 ordinary shares, each with a nominal value of €0.01, and 1,200,000,000 preferred shares, each with a nominal value of €0.01.

Issued Share Capital

We have issued 491,701,364 ordinary shares with a nominal value of €0.01 per share as of September 4, 2015. All our ordinary shares are fully paid up and non-assessable. On July 23, 2015, we issued 488,388,431 preferred shares to Stichting Preferred Shares Mylan.

Issuance of Shares

Until February 27, 2020, our board of directors (“Board”) may authorize the issuance of shares (including subscription rights thereto) up to our maximum authorized share capital. From and after February 27, 2020, our general meeting of our shareholders (“General Meeting”) will have the power and authority upon a proposal duly made by our Board to so authorize the issuance of shares up to our maximum authorized share capital at the time of such issuance, provided that the General Meeting may delegate to and vest our Board with the power and authority to authorize, from time to time, the issuance of shares up to such maximum amount (but in any event not to exceed our authorized share capital at the time of such issuance) and for such period (but in any event not to exceed a period of five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law. Unless otherwise expressly provided therein, any such delegation by the General Meeting to our Board of the power and authority to authorize the issuance of shares will be irrevocable.

The consideration for which any shares will be issued (including any subscriptions rights related thereto), as authorized by the General Meeting or our Board, as applicable, and the terms and conditions of such issuance of shares will be as set forth in the resolution of the General Meeting or our Board, as applicable, authorizing the issuance thereof.

Pre-emptive Rights

Our shareholders have a pre-emptive right with respect to the issuances of our ordinary shares in proportion to the aggregate amount of the ordinary shares held by such shareholder. Our shareholders have no pre-emptive right with respect to the issuances of our preferred shares. Also no pre-emptive right exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of us or our group companies, or (iii) to a party exercising a previously acquired right to subscribe for shares.

Until February 27, 2020, our Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including subscription rights thereto) that our Board is authorized to resolve upon. From and after February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any share issuance (including subscriptions rights thereto) for shares pursuant to a resolution of the General Meeting upon a proposal duly made by our Board, or pursuant to a resolution of our Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to our Board by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.

Unless otherwise expressly provided therein, any such delegation by the General Meeting will be irrevocable.

A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to our Board the power and authority to restrict or exclude pre-emptive rights generally requires the approval of a majority of the votes cast at the General Meeting. If less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast at the General Meeting is required.

Composition of Our Board

As of the date of this prospectus/offer to exchange, our Board had 13 members. Our Articles require that our Board has at least one executive director and two non-executive directors. Our directors serve one-year terms and our entire Board is up for reelection at each annual General Meeting.

Election and Removal of Directors

Binding Nominations

Our directors are appointed by the General Meeting upon the binding nomination by our Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for director, our Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Board fails to exercise its right to submit a binding nomination for a director or fails to do so in a timely manner, the General Meeting may nominate and appoint a director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

Removal

Directors may be suspended or removed by the General Meeting, with or without cause, at any time. Our Articles provide that a resolution of the General Meeting to suspend or remove a director pursuant to and in accordance with a proposal by our Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a director other than pursuant to and in accordance with a proposal by our Board will require a two-thirds majority of the votes cast, representing more than half of the issued share capital.

Vacancies

Our Articles provide that in the event of a vacancy, our Board continues to be validly constituted by the remaining directors, and our Board may elect a new director to temporarily fill such vacancy until the next General Meeting and the appointment by the General Meeting of a new director.

In the event all non-executive directors are absent or unable to act, then the executive directors will be authorized to temporarily entrust the tasks and duties of the non-executive directors to one or more other persons. In the event all directors are absent or unable to act, the most recent chairman of our Board and/or such persons that he or she appoints will be temporarily entrusted with the tasks and duties of the non-executive directors until the next General Meeting at which new non-executive directors are appointed, and such persons will be authorized to temporarily entrust the tasks and duties of the executive directors to one or more other persons until the next General Meeting at which a new executive director or directors are appointed.

Transfer of Shares

If our shares are not admitted to trading on a regulated market or multilateral trading facility in a European Economic Area state or comparable stock exchange in a non-European Economic Area state, the issuance and transfer of our ordinary shares will require a notarial deed, executed before a civil law notary officiating in a municipality in the Netherlands. Our ordinary shares are listed on NASDAQ (see “—Listing” below beginning on page 98 of this prospectus/offer to exchange) and, accordingly, the issuance or transfer of our shares irrespective of which class it concerns does not require a notarial deed.

Any transfer of our preferred shares is restricted under our Articles and will require the approval of our Board.

Form of Shares

Our ordinary shares have been issued in registered form only. No share certificates will be issued for our ordinary shares, unless our Board in its discretion otherwise determines. A share register will be kept by us or on our behalf.

Repurchase of Our Shares

Under Dutch law, a company may not subscribe for newly issued shares in its own capital. Subject to certain provisions of Dutch law and our Articles, we are permitted to acquire fully paid up shares of our share capital for such consideration as our Board may determine (but within the boundaries set by the General Meeting), to the extent that (i) the shareholders’ equity less the acquisition price is not less than the sum of the paid-up and called-up part of our capital and the reserves that we are required to maintain pursuant to Dutch law, (ii) the nominal value of the shares to be acquired in our capital, which we hold or hold in pledge or which are held by a subsidiary, does not exceed 50% of the issued capital, and (iii) the acquisition of such shares has been authorized by the General Meeting. Such authorization will be valid for a maximum of 18 months (subject to further authorizations). The General Meeting has granted an 18 month authorization as of February 27, 2015, which will expire on August 27, 2016, and allows the Mylan Board to repurchase shares at a price per share consistent with such authorization. Authorization is not required for the acquisition of our ordinary shares listed on NASDAQ for the purpose of transferring the shares to employees under our equity incentive plans. Subject to applicable limits under Dutch law and applicable securities regulation, the combined company may engage in share repurchases in 2016 and 2017; while maintaining our commitment to our investment grade credit rating.

Capital Reduction

At the proposal of our Board, the General Meeting will be permitted to resolve to reduce our issued capital by (i) cancellation of shares held by us, (ii) reducing the nominal value of a specific class of shares to be effected by an amendment of our Articles, or (iii) cancellation of all preferred shares. A reduction of the nominal value of shares of a specific class without repayment will be required to be effected proportionally among all shares of that specific class. A resolution that would result in the reduction of capital requires prior or simultaneous approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. A resolution to reduce capital generally requires a public filing and notice of such filing, allowing our creditors to object to the reduction in capital under specified circumstances and in a manner specified by Dutch law.

Dividends and Other Distributions

Under Dutch law, distributions may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law or our Articles. Distributions may be made after adoption of the annual accounts by the General Meeting and only upon the recommendation and proposal of our Board.

The profits as they appear from the annual accounts will be distributed as follows:

•	First, if our preferred shares are outstanding, a dividend is distributed to our preferred shares in accordance with our Articles; and

•	Second, our Board will determine which part of the profits remaining after such distribution on our preferred shares, if applicable, will be reserved.

Interim dividends may be declared as provided in our Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Annual Meeting of Our Shareholders

Our Articles provide that the annual General Meeting will be held within six months of the end of the financial year in Amsterdam, Rotterdam, The Hague, Bunschoten-Spakenburg, Haarlemmermeer (Schiphol), Schiermonnikoog, Groningen, or Leeuwarden. Annual General Meetings will be convened by our Board or the chairman of our Board (the “Chairman”) in the manner and with reference to the applicable provisions of Dutch law. The notice convening an annual General Meeting will contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting, the procedures for participating and exercising voting rights in the General Meeting and the address of our website.

Dutch law provides that the record date for a General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Extraordinary Meetings of Our Shareholders

Dutch law provides that one or more shareholders representing at least one-tenth of our issued share capital may request the Dutch courts to order that a General Meeting be held and may, on their application, be authorized by the court to convene a General Meeting. The court will disallow the application if the applicants have not previously requested the board to convene a General Meeting and the Board has taken the necessary steps so that the General Meeting could be held within six weeks after the request.

In addition, our Articles provide that extraordinary General Meetings will be held as often as the Chairman, or our Board, deems necessary.

Our Articles provide that an extraordinary General Meeting will be held in the manner and with reference to the applicable provisions of Dutch law. The notice convening an extraordinary General Meeting must at least contain the subjects to be dealt with by the General Meeting, the venue and time of the General Meeting, and the procedures for participating and exercising voting rights in the General Meeting and the address of our website.

Dutch law provides that the record date for a General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Advance Notice Procedures for a Shareholder Proposal

Our Articles provide that agenda items or proposed resolutions within the authority of shareholders can only be made by one or more of our shareholders representing at least three percent of our issued capital, must be submitted 60 calendar days before an annual or extraordinary General Meeting, and must otherwise comply with applicable law.

Voting Rights

Each of our ordinary shares and each of our preferred shares confers the right to cast one vote at the General Meeting. As a result, the number of votes that a shareholder may cast equals the number of shares such shareholder holds. Under Dutch law and our Articles shareholders do not have cumulative voting rights.

Resolutions of the General Meeting are passed by an absolute majority of the votes cast, unless Dutch law or our Articles prescribe a larger majority. Under Dutch law or our Articles, the following matters require at least two-thirds of the votes cast at a meeting if less than half of the issued share capital is present or represented:

•	a resolution to reduce the issued share capital;

•	a resolution to restrict or exclude rights of pre-emption;

•	a resolution to designate our Board as authorized to restrict or exclude rights of pre-emption; or

•	a resolution to enter into a legal merger or a legal demerger (subject to certain limited exceptions).

Quorum

Our Articles provide that insofar as Dutch law or our Articles do not prescribe otherwise, resolutions of the General Meeting must be passed by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. Under Dutch law and our Articles, there are special majority and quorum requirements that apply in relation to certain specific resolutions.

Action by Written Consent

Under Dutch law, resolutions of shareholders outside a General Meeting are possible provided the articles of association expressly allow it and subject to certain other conditions. Our Articles permit our shareholders to take action by unanimous written consent.

Amendment of Our Articles

Upon a proposal of our Board, the General Meeting generally will be authorized to resolve to amend our Articles by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. However, resolutions of the General Meeting to amend certain enumerated provisions may only be adopted by the General Meeting with a majority of at least 75% of the votes cast, representing more than half of the issued share capital.

This special shareholder vote requirement applies to amendments to the provisions of our Articles that (i) require resolutions of the General Meeting be adopted only pursuant to and in accordance with a proposal by our Board in order to reduce issued share capital: issue ordinary shares or preferred shares; grant rights to subscribe for ordinary and preferred shares, restrict or waive pre-emptive rights with respect to any issuance of, or grant rights to subscribe for, ordinary and preferred shares; or delegate the power and authority to take the foregoing actions; approve or enter into any legal merger or demerger; liquidate or dissolve us; make a distribution on our ordinary shares from our profits or reserves; or request that our Board file a petition in bankruptcy with respect to us; (ii) provide that the directors are elected upon the binding nomination of our Board; (iii) provide for the suspension or removal of directors; (iv) govern amendments to our Articles; (v) establish the competent courts of the Amsterdam, the Netherlands as the sole and exclusive forum for certain legal proceedings; and (vi) require certain transactions between us and an “interested person” be approved by a majority of at least 75% of the votes cast, representing more than half of the issued share capital, at the General Meeting.

Our Board may resolve to amend the rules of our Board (the “Board Rules”) by the affirmative vote of a majority of our Board.

Duties of Directors

Under Dutch law, the board of directors is collectively responsible for the general affairs of the company and executive directors are responsible for the daily management and operations of the company. Non-executive directors are responsible for providing advice to the board, for supervision of the performance of duties by the directors and general supervision of the business. Directors must act for the benefit of the company and its business, strategy and mission, taking into account the interests of all stakeholders, such as shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates and the importance of the sustainable success of the company’s business. Directors may not engage in self-dealing, take actions that are devoid of any business rationale, or violate a company’s governing documents.

Limitations on Liability of Directors

Under Dutch law, directors of a Dutch public limited liability company (naamloze vennootschap) may not be held jointly and severally liable to the company for damages unless the director breaches his or her fiduciary duties and a serious reproach can be made against him or her. Directors may be held liable to third parties for any actions that may give rise to a tort.

The tasks of the executive and non-executive directors in a one-tier board such as our Board may be allocated under or pursuant to our Articles or the Board Rules, provided that the General Meeting has stipulated whether a director is appointed as executive or as non-executive director and furthermore provided that the task to supervise the performance by the directors of their duties can only be performed by the non-executive directors. In addition, an executive director may not be appointed as the Chairman or delegated the task of establishing the remuneration of executive directors, or nominating directors for appointment. Tasks that have not been allocated fall within the power of the board as a whole.

Regardless of an allocation of tasks, all directors remain collectively responsible for the general affairs of the company. Therefore, certain important decisions of the board should be adopted by the board in its entirety. All directors are jointly and severally liable for failure of one or more co-directors. However, an individual director may be exempted from liability if he proves that he cannot be held seriously culpable for the mismanagement or the improper supervision and that he has not been negligent in seeking to prevent the consequences of the mismanagement or the improper supervision. In this regard a director may refer to the allocation of tasks between the directors. In certain circumstances, directors may incur additional specific civil, administrative and criminal liabilities.

Indemnification of Directors and Officers

Without prejudice to any indemnity to which such person may be contractually or otherwise entitled and to the fullest extent permitted by applicable Dutch law, as the same exists or may be amended (but, in the case of such amendment, only to the extent that such amendment permits us to provide broader indemnification rights than such law permitted us to provide prior to such amendment), the Articles provide that we will indemnify any director or officer who was, is, or becomes in his or her capacity as director or officer a party or witness or is or becomes threatened to be made a party or witness to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, or administrative or any action, suit, or proceeding in order to obtain information, against any and all liabilities including all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and other financial losses, actually and reasonably incurred by him in connection with such action, suit, or proceeding. As a Dutch company, our indemnification obligations to our directors and officers will be subject to and interpreted in accordance with Dutch law.

Under Dutch law, indemnification generally will not be available to any person in respect of any claim, issue, or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch or other court of competent jurisdiction to be liable for intentional recklessness or willful misconduct in the performance of his or her duty to us unless such court determines that such person is fairly and reasonably entitled to such indemnification despite the adjudication of such liability, or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy. Also, no indemnification will be made in respect of any claim brought by us and for which the person is adjudged in a final and non-appealable judgment to be liable to us unless the court or we have determined that indemnification of some or all expenses incurred by the person is appropriate and permitted under applicable law.

We also have entered into indemnification agreements with each of our directors and certain of its officers that provide them with substantially similar indemnification rights to those provided under the Articles.

The Articles also provide that we may maintain an insurance policy which insures directors and officers against certain liabilities which might be incurred in connection with the performance of their duties. We currently maintain such a policy. The description of indemnity herein is merely a summary of the provisions in the Articles and other indemnification agreements, and such description shall not limit or alter the provisions in the Articles or other indemnification agreements.

Forum Selection

Unless we consent in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any of our directors, officers, or other employees (including any of our former directors, former officers, or other former employees to the extent such claim arises from such director, officer, or other employee’s breach of duty while serving as our director, officer, or employee) to us or our shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or our Articles; any action asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of us, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

Compensation of Directors

Dutch law requires that we have a policy governing the remuneration of directors adopted by the General Meeting upon the recommendation and proposal of our Board. The remuneration of each individual executive director will be determined by our Board with due observance of the remuneration policy. The executive directors may not participate in the deliberation and the decision-making process of our Board if it concerns the remuneration of an executive director. The remuneration of the individual non-executive directors will be determined by our Board with due observance of the remuneration policy.

Proposals concerning plans or arrangements in the form of shares or rights to subscribe for shares for directors will be submitted by our Board to the General Meeting. The proposal must include the maximum number of shares and/or options that may be granted to directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.

Protective Measures

Under Dutch law, various protective measures are permissible. Our governance arrangements include several provisions that may have the effect of delaying a potential takeover or making a takeover more difficult or less attractive, including:

•	we have issued to Stichting Preferred Shares Mylan (a Dutch foundation (stichting)) a call option to subscribe for our preferred shares that, if exercised (see “Comparison of Shareholders’ Rights—Rights Agreement/Preferred Shares” beginning on page 123 of this prospectus/offer to exchange), could discourage, prevent or delay a potential takeover or allow us to further discuss with a potential acquiror its future plans for us as well as to search for strategic alternatives;

•	requirements that certain matters, including the amendment of our Articles (see “—Approval of Certain Transactions” beginning on page 97 of this prospectus/offer to exchange below), may only be brought to the General Meeting for a vote upon a proposal by our Board; and

•	subject the appointment of our directors to a binding nomination by our Board.

For a description of certain recent actions taken by Stichting Preferred Shares Mylan, see “Security Ownership of Certain Beneficial Owners and Management of Mylan—Preferred Shares” beginning on page 84 of this prospectus/offer to exchange.

Approval of Certain Transactions

Under Dutch law, resolutions of a company’s board of directors regarding a significant change in the identity or nature of the company or its business must be approved at a General Meeting. Such resolutions include in any event the transfer of the business or a substantial part thereof, entering into or terminating a long-lasting cooperation agreement with a third party, and the sale or purchase of a company or a stake in a company with a value of one-third of the assets of the company (according to the most recently adopted annual accounts plus the explanatory notes to that balance sheet).

Our Articles require that certain transactions between us and an “interested person” be approved by the a majority of at least 75% of the votes cast, representing more than half of the issued share capital, of the General Meeting. An “interested person” is defined by our Articles to mean any person who beneficially owns ten percent or more of our outstanding ordinary shares.

The transactions subject to this special vote requirement include (i) any legal merger to which we and an interested person are parties, (ii) any legal demerger to which we and an interested person are parties, (iii) any sale, lease, exchange, or other disposition of all or substantially all of our properties or assets to an interested person, (iv) the adoption of any plan or proposal for our liquidation or dissolution under which the rights of an interested person differ from those accorded to other holders of our ordinary shares, or (v) any transaction of a character described in (i), (ii), (iii), or (iv) involving an “affiliate” or “associate” of an interested person or an associate of any such affiliate. For purposes of this provision, (i) an “affiliate” of a person is another person that directly or indirectly controls, is controlled by, or is under common control with such person and (ii) an “associate” of a person is (a) any corporation or organization of which such person is an officer, partner, or beneficial owner of ten percent or more of any class of equity securities, (b) any trust or estate in which such person has a ten percent or greater beneficial interest or for which such person serves as a trustee or in a similar capacity, or (c) any relative or spouse of such person, or relative of such spouse, who has the same residence as such person.

This special shareholder vote requirement does not apply to any transaction which is (i) approved by the vote of a majority of our Board prior to the time the interested person connected with the transaction became an interested person or (ii) approved by our Board prior to the consummation by the vote of an absolute majority of the votes cast, whereby the majority of all executive and non-executive directors of our Board who were not interested persons, an affiliate, associate, or agent of such interested persons, or an associate or agent of any such affiliate voted in favor of the resolution.

Our Articles provide that the General Meeting may only adopt certain resolutions upon the recommendation and proposal of our Board. These resolutions concern, amongst other items, (i) any amendment to our Articles; (ii) any legal merger of us; (iii) any demerger; or (iv) any dissolution of us.

Squeeze-Out

Under Dutch law, a shareholder who for his own account contributes at least 95% of a company’s issued share capital may initiate proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer van het Gerechtshof Amsterdam) (the “Enterprise Chamber”). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares must give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Dissolution/Liquidation

A resolution to dissolve our company may be proposed by our Board and adopted by an absolute majority of the votes cast, in a meeting in which at least one third of our issued share capital is present or represented.

If we are dissolved, our assets would be used for payment of debts. After payment of debts and the costs of liquidation, payments are first made to the holders of any outstanding preferred shares in accordance with the procedures set forth in our Articles and below, and the balance of our assets would be paid to the holders of our ordinary shares in proportion to the number of our ordinary shares they held.

If our preferred shares are outstanding at the time of a dissolution, prior to the distribution to the holders of our ordinary shares, an amount will be paid to the holders of our preferred shares equal to redemption amounts, increased by: (i) any deficit in the payment of dividend referred to in our Articles and (ii) an amount equal to the percentage referred to in our Articles on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day after the last full financial year for which the company has adopted annual accounts prior to the liquidation and ending on and including the day of the payment on preferred shares referred to above, plus any accrued and unpaid dividends for prior periods, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such periods will be deducted from the payment.

Listing

Our ordinary shares are listed on NASDAQ under the ticker symbol “MYL.”

COMPARISON OF SHAREHOLDERS’ RIGHTS

Holders of Perrigo ordinary shares who validly tender their shares in the offer and do not properly withdraw such shares will receive Mylan ordinary shares following consummation of the offer. Upon completion of a compulsory acquisition, all remaining outstanding Perrigo ordinary shares will be converted into the right to receive the amount of cash and the same number of Mylan ordinary shares as are received by Perrigo shareholders pursuant to the offer. Mylan is organized under the laws of the Netherlands and Perrigo is organized under the laws of Ireland. Therefore, differences in the rights of holders of Mylan ordinary shares and Perrigo ordinary shares arise both from differences between the articles of association of Mylan (the “Mylan Articles”) and the amended and restated memorandum and articles of association of Perrigo (the “Perrigo Articles”) and also from differences between Dutch and Irish law. As holders of Mylan ordinary shares, your rights with respect thereto will be governed by Dutch law, including the Dutch Civil Code, as well as Mylan’s constituent documents. This section summarizes the material differences between the rights of Mylan shareholders and the rights of Perrigo shareholders.

The following summary is not a complete statement of the rights of shareholders of either of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the Dutch Civil Code, Sections 449 to 455 of the Companies Act 2014 of Ireland, and Mylan and Perrigo’s constituent documents, which you are urged to read carefully. Copies of the companies’ constituent documents have been filed with the SEC. To find out where you can get copies of these documents, see “Where You Can Find More Information” beginning on page 163 of this prospectus/offer to exchange.

	Perrigo	Mylan
Authorized Share Capital	The authorized share capital of Perrigo is €10,000,000 and US$1,000, nominal value, divided into 10,000,000,000 Perrigo ordinary shares, each with a nominal value of €0.001, and 10,000,000 Perrigo preferred shares, each with a nominal value of US$0.0001.	The authorized share capital of Mylan is €24,000,000, nominal value, divided into 1,200,000,000 Mylan ordinary shares, each with a nominal value of €0.01, and 1,200,000,000 Mylan preferred shares, each with a nominal value of €0.01.

Authorization and Issuance of Share Capital	Under Irish law, the directors of a company may issue new ordinary or preferred shares without shareholder approval once authorized to do so by the memorandum and articles of association or by an ordinary resolution adopted by the shareholders at a general meeting. The authorization may be granted for a maximum period of five years, at which point it must be renewed by the shareholders by an ordinary resolution. The Perrigo Articles authorize the directors to issue new ordinary or preferred shares without shareholder approval for a period of five years from December 17, 2013.	Until February 27, 2020, the Mylan board of directors (the “Mylan Board”) may authorize the issuance of shares (including subscription rights thereto) up to the maximum authorized share capital of Mylan. From and after February 27, 2020, the General Meeting will have the power and authority upon a proposal duly made by the Mylan Board to authorize the issuance of shares (including subscription rights thereto) up to the maximum authorized share capital of Mylan at the time of such issuance, provided that the General Meeting may delegate to and vest the Mylan Board with the power and authority to authorize, from time

	Perrigo	Mylan
to time, the issuance of shares up to such maximum amount (but in any event not to exceed the authorized share capital of Mylan at the time of such issuance) and for such period (but in any event not to exceed a period of five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law. Unless otherwise expressly provided therein, any such delegation by the General Meeting to the Mylan Board of the power and authority to authorize the issuance of shares will be irrevocable. The consideration for which any shares will be issued (including subscription rights thereto), as authorized by the General Meeting or the Mylan Board, as applicable, and the terms and conditions of such issuance of shares will be as set forth in the resolution of the General Meeting or the Mylan Board, as applicable, authorizing the issuance thereof.

Voting Rights

Each Perrigo ordinary share confers the right to cast one vote at a general meeting of Perrigo. As a result, the number of votes that a Perrigo shareholder may cast equals the number of ordinary shares such shareholder holds.

The holders of Perrigo preferred shares may also be entitled to a vote depending on the terms upon which any such shares are issued.

Each Mylan ordinary share and each Mylan preferred share confers the right to cast one vote at the General Meeting. As a result, the number of votes that a shareholder may cast equals the number of shares such shareholder holds. Under Dutch law and the Mylan Articles, shareholders do not have cumulative voting rights.

Number of Directors	The board of directors of Perrigo (the “Perrigo Board”) has 11 members.	The Mylan Board has 13 members.

	Perrigo	Mylan
Term of the Board of Directors	At each annual general meeting of Perrigo, all directors retire from office and are eligible to be nominated for re-election at such annual general meeting.	Dutch law permits staggering terms of directors at the time of appointment. Mylan has not adopted, and does not plan to adopt, a staggered board. Accordingly, the Mylan directors will serve one-year terms and the entire Mylan Board will be up for re-election at each annual General Meeting

Nomination of Directors

No person shall be appointed a director of Perrigo unless nominated as follows:

(i) by the affirmative vote of two-thirds of the Perrigo Board;

(ii) with respect to election at an annual general meeting, by any shareholder who holds ordinary shares or other shares carrying the general right to vote at general meetings of Perrigo, who is a shareholder at the time of the giving of the notice and at the time of the relevant annual general meeting and who timely complies with the notice procedures set out in the Perrigo’s Articles;

(iii) with respect to election at an extraordinary general meeting requisitioned in accordance with the Irish Companies Act 2014, by a shareholder or shareholders who hold ordinary shares or other shares carrying the general right to vote at general meetings of Perrigo and who make such nomination in the written requisition of the extraordinary general meeting; or

(iv) by holders of any class or series of shares in Perrigo then in issue having special rights to nominate or appoint directors in accordance with the terms of issue of such class or series, but only to the extent provided in such terms of issue.

Mylan’s directors are appointed by the General Meeting upon the binding nomination by the Mylan Board. The General Meeting may only overrule the binding nomination by a resolution adopted by at least a two-thirds majority of the votes cast, provided such majority represents more than half of the issued share capital. If the General Meeting overrules a binding nomination for director, the Mylan Board will promptly make a new binding nomination to be submitted to a subsequent General Meeting. If the Board fails to exercise its right to submit a binding nomination for a director or fails to do so in a timely manner, the General Meeting may nominate and appoint a director (with a majority of at least two-thirds of the votes cast representing more than half of Mylan’s issued share capital), provided that the relevant nominee(s) is/are named in the agenda of the meeting or the explanatory notes thereto.

	Perrigo	Mylan

Perrigo directors are appointed as follows:

(i) by shareholders by majority of votes cast at the annual general meeting in each year or at any extraordinary general meeting called for the purpose, except that, if resolutions are passed in respect of the election of directors which would result in the maximum number of directors being exceeded, then those directors, in such number as exceeds such maximum number, receiving at that meeting the lowest number of votes will not be elected; or

(ii) by the Perrigo Board in accordance with the Perrigo Articles.

Removal of Directors	Under the Irish Companies Act 2014 and notwithstanding anything contained in the Perrigo Articles or in any agreement between Perrigo and a director, the shareholders may, by an ordinary resolution, remove a director from office before the expiration of his or her term, at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The Perrigo Articles provide that Perrigo may, by ordinary resolution, remove any director before the expiration of his period of office notwithstanding anything in any agreement between Perrigo and the removed director. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Perrigo in respect of his removal.	Directors may be suspended or removed by the General Meeting, with or without cause, at any time. The Mylan Articles provide that a resolution of the General Meeting to suspend or remove a director pursuant to and in accordance with a proposal by the Mylan Board will be passed with an absolute majority of the votes cast. A resolution of the General Meeting to suspend or remove a director other than pursuant to and in accordance with a proposal by the Mylan Board will require two-thirds majority of the votes cast, representing more than half of the issued share capital.

Vacancies on the Board of Directors	The Perrigo Articles provide that, so long as there is in office a sufficient number of directors to constitute a quorum of the Perrigo	The Mylan Articles provide that in the event of a vacancy, the Mylan Board continues to be validly constituted by the remaining

	Perrigo	Mylan

Board in accordance with the Perrigo Articles, the directors shall have the power at any time and from time to time to appoint any person to be director, either to fill a vacancy in the Perrigo Board or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the maximum number provided for in the Perrigo Articles.

The shareholders may by ordinary resolution elect another person in place of a director removed from office and, without prejudice to the powers of the directors under the Perrigo Articles set out above, the shareholders may in general meeting elect any person to be a director to fill a vacancy or as an addition.

directors, and the Mylan Board may elect a new director to temporarily fill such vacancy until the next General Meeting and the appointment by the General Meeting of a new director.

In the event all non-executive directors are absent or unable to act, then the executive directors will be authorized to temporarily entrust the tasks and duties of the non-executive directors to one or more other persons. In the event all directors are absent or unable to act, the most recent chairman of the Mylan Board and/or such persons that he or she appoints will be temporarily entrusted with the tasks and duties of the non-executive directors until the next General Meeting at which new non-executive directors are appointed, and such persons will be authorized to temporarily entrust the tasks and duties of the executive directors to one or more other persons until the next General Meeting at which a new executive director or directors are appointed.

Duties of Directors

The Perrigo Board is collectively responsible for the management of the business and affairs of Perrigo and may exercise all of the powers of Perrigo as are not required by Irish law or the Perrigo Articles to be exercised by the shareholders in general meeting.

The Irish Companies Act 2014, which came into force on June 1, 2015, has codified the law in Ireland on directors’ duties. The Irish Companies Act 2014 specifies eight relevant fiduciary duties which apply to the directors of Irish companies:

(i) to act in good faith and in the best interests of the company;

(ii) to act honestly and responsibly in relation to the company’s affairs;

Under Dutch law, the board of directors is collectively responsible for the general affairs of the company and executive directors are responsible for the daily management and operations of the company. Non-executive directors are responsible for providing advice to the board, for supervision of the performance of duties by the directors and general supervision of the business. Directors must act for the benefit of the company and its business, strategy and mission, taking into account the interests of all stakeholders, such as shareholders, creditors, employees, customers, suppliers, relevant patient populations and communities in which Mylan operates, and the importance of the sustainable success of the company’s business. Directors may not

Perrigo	Mylan

(iii) to act in accordance with the company’s constitutional documents and to exercise powers only for lawful purposes;

(iv) not to misuse the company’s property, information and/or opportunity;

(v) not to fetter independent judgement;

(vi) to avoid conflicts of interest;

(vii) to exercise care, skill and diligence; and

(viii) to have regard to the interests of the company’s shareholders.

The Irish Companies Act 2014 also specifies a number of general duties for directors of Irish companies:

(i) ensure compliance with the Irish Companies Act 2014 and Irish tax legislation;

(ii) ensure that the company secretary of the company is suitably qualified;

(iii) acknowledge the existence of their duties by signing a declaration to that effect;

(iv) take into account the interests of the shareholders of the company and have regard to the interests of the employees;

(v) disclose any interests in contracts made by the company; and

(vi) notify the company of any interests in shares in the company, its parent or its subsidiaries (no obligation arises if the shares held represent less than 1% or the shares are non-voting).

engage in self-dealing, take actions that are devoid of any business rationale or violate a company’s governing documents.

	Perrigo	Mylan
Conflicts of Interest of Directors

As a matter of Irish law, a director is under a general fiduciary duty to avoid conflicts of interest. Directors who have a personal interest in a contract or proposed contract with Perrigo are required to declare the nature of their interest at a meeting of the Perrigo Board. Perrigo is required to maintain a register of declared interests, which must be available for shareholder inspection.

The Perrigo Articles provide that a director must declare any interest he or she may have in a contract with Perrigo at a meeting of the Perrigo Board or otherwise provide notice to the Perrigo Board. No director shall be prevented by his or her office from contracting with Perrigo, provided that he or she has declared the nature of his or her interest in the contract and the contract or transaction has been approved by a majority of the disinterested directors.

Under Perrigo Articles, a director of Perrigo may be a director of, other officer of, or otherwise interested in, any company promoted by Perrigo or in which Perrigo is interested, and such director will not be accountable to Perrigo for any remuneration received from such employment or other interest. The Perrigo Articles further provide that:

(i) no director will be prevented from contracting with Perrigo because of his or her position as a director;

(ii) any contract entered into between a director and Perrigo will not be subject to avoidance; and

Under Dutch law, a director may not participate in the deliberations and decision-making if he or she has a direct or indirect personal interest therein that is contrary to the interests of the company and its business. In such event, Dutch law provides that the other directors will be authorized to adopt the relevant resolution. If all directors have a conflict of interest, the Mylan Articles provide that the resolution may nonetheless be adopted the Mylan Board.

	Perrigo	Mylan

(iii) no director will be liable to account to Perrigo for any profits realized by virtue of any contract between such director and Perrigo because the director holds such office or the fiduciary relationship established thereby.

A director of Perrigo is at liberty to vote in respect of any transaction in which he or she is interested, provided that such director discloses the nature of his or her interest prior to consideration of the transaction and any vote thereon.

Limitations on Liability of Directors

Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Under Perrigo Articles, to the maximum extent permitted by Irish law, no director or officer of Perrigo shall be personally liable to Perrigo or its shareholders for monetary damages for his or her acts or omissions save where such acts or omissions involve negligence, default, breach of duty or breach of trust.

Under Dutch law, directors of a Dutch a public limited liability company (naamloze vennootschap) may not be held jointly and severally liable to the company for damages unless the director breaches his or her duties and a serious reproach can be made against such director. Directors may be held liable to third parties for any actions that may give rise to a tort.

	Perrigo	Mylan
Indemnification of Directors and Officers

Irish law prohibits indemnification of directors and officers by a company where that director or secretary acted negligently, in default, in breach of duty or in breach of trust.

The Perrigo Articles confer an indemnity in favour of its directors and secretary relating to any costs and liabilities incurred by a director or secretary in the execution and discharge of his duties where judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) in any civil or criminal action in respect of such costs or liability, or where an Irish court grants relief because the director or secretary acted honestly and reasonably and ought fairly to be excused.

The Perrigo Articles also contain indemnification and expense advancement provisions for current or former executives who are not directors or the secretary of Perrigo.

The directors of Perrigo may, on a case-by-case basis, decide at their discretion that it is in the best interests of Perrigo to indemnify an individual director from any liability arising from his or her position as a director of Perrigo. However, this discretion must be exercised bona fide in the best interests of Perrigo as a whole. Any such indemnity will be limited in the manner set out in the Perrigo Articles.

The Perrigo Articles provide that Perrigo has the power to purchase and maintain for any director, the secretary or other employees of

Without prejudice to any indemnity to which such person may otherwise be entitled and to the fullest extent permitted by applicable Dutch law, the Mylan Articles provide that the company will indemnify any director or officer who was or is in his capacity as director or officer a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, or administrative or any action, suit or proceeding in order to obtain information (other than an action, suit, or proceeding instituted by or on behalf of Mylan), against any and all liabilities including all expenses (including attorneys’ fees), judgments, fines, amounts paid in settlement, and other financial losses, actually and reasonably incurred by him in connection with such action, suit, or proceeding.

No indemnification will be made to any person in respect of any claim, issue, or matter as to which such person will have been adjudged in a final and non-appealable judgment by a Dutch court to be liable for intentional recklessness or willful misconduct in the performance of his duty to the Company unless such court will determine that such person is fairly and reasonably entitled to such compensation despite the adjudication of such liability; or to the extent any related costs and losses have been insured and reimbursed to such person under any applicable insurance policy.

	Perrigo	Mylan

Perrigo insurance against such liability as Perrigo is prohibited from indemnifying those officers pursuant to Irish law. Perrigo equally may purchase and maintain insurance against such liability as it has indemnified its directors and officers under the Perrigo Articles.

Compensation of Directors	The Perrigo Articles provide that each director is entitled to receive such fees for his services as a director as the Perrigo Board may from time to time determine and each director is entitled to be paid all expenses properly and reasonably incurred by him in the conduct of Perrigo’s business or in the discharge of his duties as a director, including his reasonable travelling, hotel and incidental expenses in attending and returning from meetings of the board of directors or any committee of the Perrigo Board or general meetings.

Dutch law requires that Mylan has a policy governing the remuneration of directors and the Mylan Articles provide that such policy may only be adopted by the General Meeting upon the recommendation and proposal of the Mylan Board. The remuneration of each individual executive director will be determined by the Mylan Board with due observance of the remuneration policy. The executive directors may not participate in the deliberation and the decision-making process of the Mylan Board if it concerns the remuneration of an executive director. The remuneration of the individual non-executive directors will be determined by the Mylan Board with due observance of the remuneration policy.

Proposals concerning plans or arrangements in the form of shares or rights to subscribe for shares for directors will be submitted by the Mylan Board to the General Meeting. The proposal must include the maximum number of shares and/or options that may be granted to directors under the plan and which criteria apply to the granting of such shares or options or to the modification of these arrangements.

Board Diversity Requirements	Not applicable.	According to Dutch law, large Dutch companies, as referred to in the applicable provision of Dutch law, are obliged to pursue a policy

	Perrigo	Mylan

of having at least 30% of the seats on their Board of Directors be held by men and at least 30% of the seats on their Board of Directors be held by women. Companies may deviate from these targets, but then must explain the deviation in its statutory Dutch annual report, also stating in which manner the company has tried to meet the target and in which manner the company aims to realize the target in future. The Mylan Board will be subject to this requirement.

Annual Meetings of Shareholders

As a matter of Irish law, Perrigo is required to hold an annual general meeting at intervals of no more than 15 months from the previous annual general meeting, provided that an annual general meeting is held in each calendar year following the first annual general meeting and no more than nine months after Perrigo’s fiscal year-end. Perrigo’s fiscal year end is currently the Saturday closest to each June 30 and will be changed to December 31 starting in the 2016 fiscal year.

The Perrigo Articles provide that meetings may be held in or outside of Ireland.

The provisions of the Perrigo Articles relating to general meetings apply to every such general meeting of the holders of any class of shares.

The Mylan Articles provide that the annual General Meeting will be held within six months of the end of the financial year in Amsterdam, Rotterdam, The Hague, Bunschoten—Spakenburg, Haarlemmermeer (Schiphol), Schiermonnikoog, Groningen, or Leeuwarden. Annual general meetings of shareholders will be convened by the Mylan Board or the Mylan Chairman in the manner and with reference to the applicable provisions of Dutch law.

Extraordinary Meetings of Shareholders	As provided under Irish law, extraordinary general meetings of Perrigo may be convened (i) by the Perrigo Board, (ii) on requisition of Perrigo shareholders holding not less than 10% of the paid up share capital of Perrigo carrying voting rights or directly by Perrigo shareholders holding not less than 50% of the paid up	Dutch law provides that one or more shareholders representing at least one-tenth of our issued share capital may request the Dutch courts to order that a General Meeting be held and may, on their application, be authorized by the court to convene a General Meeting. The court will disallow the application if the applicants

Perrigo	Mylan

share capital of Perrigo carrying voting rights, (iii) on requisition of Perrigo’s auditors or (iv) in exceptional cases, by court order. Extraordinary general meetings are generally held for the purpose of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting only such business shall be conducted as is set out in the notice of that meeting.

In the case of an extraordinary general meeting convened by requisition of Perrigo shareholders, the proposed purpose of the meeting must be set out in the requisition notice. Upon receipt of any such valid requisition notice, the Perrigo Board has 21 days to convene a meeting of Perrigo shareholders to vote on the matters set out in the requisition notice. This meeting must be held within two months of the receipt of the requisition notice. If the Perrigo Board does not convene the meeting within such 21-day period, the requisitioning shareholders, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a meeting, which meeting must be held within three months of Perrigo’s receipt of the requisition notice.

If the Perrigo Board becomes aware that the net assets of Perrigo are not greater than half of the amount of Perrigo’s called-up share capital, it must convene an extraordinary general meeting of Perrigo’s shareholders not later than 28 days from the date that the Perrigo Board learns of this fact to consider how to address the situation.

have not previously requested the board to convene a General Meeting and the board has taken the necessary steps so that the General Meeting could be held within six weeks after the request. In addition, the Mylan Articles provide that extraordinary General Meetings may be convened by the chairman of the Mylan Board as prescribed in the Mylan Board Rules. The Mylan Board Rules require any extraordinary General Meeting to be called pursuant to a two-thirds vote of the Mylan Board.

	Perrigo	Mylan
The Irish Companies Act 2014 provides that shareholders holding not less than 10% of the total voting rights may requisition, and shareholders holding not less than 50% of the total voting rights may themselves call, an extraordinary general meeting for the purpose of considering director nominations or other proposals.

Record Date

The Perrigo Articles provide that the Perrigo Board may from time to time fix a record date for the purpose of determining the rights of members to notice of and/or to vote at any general meeting of Perrigo.

The record date shall be not more than 60 nor less than ten days before the date of such meeting. If no record date is fixed by the directors, the record date for determining members shall be the close of business on the date preceding the day on which notice is given.

Dutch law provides that the record date for a General Meeting, if any, will be 28 days prior to the date of such General Meeting.

Notice of Shareholder Meetings

As provided under Irish law, notice of an annual or extraordinary general meeting must be given to all Perrigo shareholders and to the auditors of Perrigo.

The Perrigo Articles provide for the minimum notice period of 21 days’ notice in writing for an annual meeting or an extraordinary general meeting to approve a special resolution and 14 days’ notice in writing for any other extraordinary general meeting. In each case, the maximum notice is 60 days.

The Mylan Articles provide that a General Meeting will be convened by the Mylan Board or the chairman of the Mylan Board in the manner and with reference to applicable law and stock exchange regulations.

Advance Notice Procedures for a Shareholder Proposal or Director Nomination	In addition to any other applicable requirements, for business or nominations to be properly brought before an annual general meeting by a shareholder, such shareholder must have given timely notice thereof in proper written form to the secretary of Perrigo.	The Mylan Articles provide that agenda items or proposed resolutions within the authority of shareholders may only be made by one or more shareholders representing at least three percent of the issued capital of Mylan, must be submitted to Mylan at least 60 calendar days prior to any General Meeting, and must

Perrigo	Mylan

To be timely for an annual general meeting, a shareholder’s notice to the secretary as to the business or nominations to be brought before the meeting must be delivered to or mailed and received at Perrigo’s registered office not later than the 70th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the later of the 70th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual general meeting commence a new time period.

In the event that the number of directors to be elected to the Perrigo Board is increased and there is no public announcement by Perrigo naming all of the nominees for director or specifying the increased size of the Perrigo Board at least 70 days prior to the first anniversary of the preceding year’s annual meeting, a shareholder’s notice shall also be considered timely but only with respect to nominees for any new director positions created by such increase, if it shall be delivered to the secretary at Perrigo’s registered office not later than close of business on the 10th day following the day on which such public announcement is first made by Perrigo.

otherwise comply with applicable law.

	Perrigo	Mylan
Shareholder Action by Written Consent	Irish company law provides that shareholders may approve a resolution without a meeting if (i) all shareholders sign the written resolution and (ii) the Perrigo Articles permit written resolutions of shareholders. The Perrigo Articles provide that the shareholders may not pass a resolution by unanimous written consent.	Under Dutch law, resolutions of shareholders outside a General Meeting are possible provided the articles of association allow it and subject to certain other conditions. The Mylan Articles permit shareholders to take action by unanimous written consent.

Quorum of Shareholders	The Perrigo Articles provide that a quorum shall be one or more persons holding or representing by proxy more than 50% of the total issued voting rights of Perrigo ordinary shares.

The Mylan Articles provide that, insofar as Dutch law or the Mylan Articles do not prescribe otherwise, resolutions of the General Meeting must be passed by an absolute majority of votes cast at a General Meeting at which at least one—third of the issued share capital is present or represented.

Under Dutch law and the Mylan Articles, there are special majority and quorum requirements that apply in relation to certain specific resolutions.

Derivative Shareholder Suits

In Ireland, the decision to institute proceedings is generally taken by a company’s board of directors, who will usually be empowered to manage the company’s business. In certain limited circumstances, a shareholder may be entitled to bring a derivative action on behalf of the company. The central question at issue in deciding whether a minority shareholder may be permitted to bring a derivative action is whether, unless the action is brought, a wrong committed against the company would otherwise go un-redressed.

The principal case law in Ireland indicates that to bring a derivative action a person must first establish

Derivative shareholder suits are not permitted in the Netherlands. If a person is liable to a Dutch public limited liability company (naamloze vennootschap), only the company can bring a civil action against that person. Individual shareholders do not have the right to bring an action on behalf of the company of which they are a shareholder. If a director is liable to the company, for example, on the grounds of improper performance of his or her duties, only the company itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director.

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a prima facie case (a) that the company is entitled to the relief claimed and (b) that the action falls within one of the five exceptions derived from case law, as follows:

(i) where an ultra vires or illegal act is perpetrated;

(ii) where more than a bare majority is required to ratify the “wrong” complained of;

(iii) where the shareholders’ personal rights are infringed;

(iv) where a fraud has been perpetrated upon a minority by those in control; or

(v) where the justice of the case requires a minority to be permitted to institute proceedings.

Shareholders may also bring proceedings against the company where the affairs of the company are being conducted, or the powers of the directors are being exercised, in a manner oppressive to the shareholders or in disregard of their interests. Oppression connotes conduct that is burdensome, harsh or wrong. Conduct must relate to the internal management of the company. This is an Irish statutory remedy and the court can grant any order it sees fit, usually providing for the purchase or transfer of the shares of any shareholder.

A shareholder can sue in his own name for damages that the shareholder has suffered directly, i.e. not derived from the company’s damages. Dutch law provides for the possibility to initiate such shareholder actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests (a “class”) can commence a collective action (“SPV”). Thus far, such collective action can only result in a declaratory judgment (verklaring voor recht). However, recently a draft bill has been proposed by the government to make it possible that collective redress at the initiative of an SPV may also take the form of a claim for monetary damages. If a settlement is reached with an SPV, a Dutch court may declare the settlement binding upon all members of the relevant class on an opt-out basis.

Under Dutch law, shareholders who satisfy certain threshold requirements and certain other stakeholders of the company can initiate inquiry proceedings with the Enterprise Chamber. Claimants may request an inquiry into the policy of the company and the conduct of its business. The Enterprise Chamber will only order an inquiry if it finds that well—founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. The proceedings may only be initiated after the claimant has given the board of the company advance written notice of its objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the

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alleged issues. During the entire proceedings, the Enterprise Chamber may impose immediate provisional measures, for example, a temporary deviation from the Articles and/or appointment of interim board members.

Inspection of Books and Records

Under Irish law, shareholders have the right to:

(i) receive a copy of the Perrigo Articles and any act of the Irish government that alters the memorandum of Perrigo;

(ii) inspect and obtain copies of the minutes of general meetings and resolutions of Perrigo;

(iii) inspect and receive a copy of the register of shareholders, register of directors and secretaries, register of directors’ interests and other statutory registers maintained by Perrigo;

(iv) receive copies of statutory financial statements and directors’ and auditors’ reports that have previously been sent to shareholders prior to an annual general meeting; and

(v) receive statutory financial statements and directors’ and auditors’ reports of any subsidiary of Perrigo that have previously been sent to shareholders prior to an annual general meeting for the preceding ten years.

Under Dutch law, the Mylan Board is required to provide the General Meeting with all information that the shareholders require for the exercise of their powers, unless this would be contrary to Mylan’s overriding interest. The Mylan Board is required to submit the statutory Dutch annual accounts of Mylan to the General Meeting for adoption. The Mylan Board will keep a record of all resolutions adopted by the General Meeting, which record will be available at the offices of Mylan for inspection by shareholders. Each shareholder will upon its request be provided with a copy from such record. Under Dutch law, the shareholders’ register is available for inspection by the shareholder.

Amendment of Governing Documents	Perrigo, pursuant to Irish law, may only alter the Perrigo Articles by the passing of a special resolution of shareholders.	Upon a proposal of the Mylan Board, the General Meeting generally will be authorized to resolve to amend the Mylan Articles by an absolute majority of votes cast at a General Meeting at which at least one-third of the issued shares are present or represented. However, resolutions of the General Meeting to amend

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certain enumerated provisions may only be adopted by the General Meeting with a majority of at least 75% of the votes cast, representing more than half of the issued share capital. This special shareholder vote requirement applies to amendments to the provisions of the Mylan Articles that (i) require resolutions of the General Meeting be adopted only pursuant to and in accordance with a proposal by the Mylan Board in order to reduce issued share capital; issue ordinary shares or preferred shares; grant of rights to subscribe for ordinary and preferred shares, restrict or waive pre-emptive rights with respect to any issuance of, or grant of rights to subscribe for, ordinary and preferred shares; or delegate the power and authority to take the foregoing actions; (ii) approve any legal merger or demerger; liquidate or dissolve Mylan; make a distribution from profits or reserves of Mylan; or request that the Mylan Board file a petition in bankruptcy with respect to Mylan; (iii) provide that the directors are elected upon the binding nomination of the Mylan Board; (iv) provide for the suspension or removal of directors; (v) govern amendments to the Mylan Articles; (vi) establish the competent courts of the Amsterdam, the Netherlands as the sole and exclusive forum for actions brought against officers and directors; and (vii) require certain transactions between Mylan and an “interested person” be approved by a majority of at least 75% of the votes cast, representing more than half of the issued share capital, of the General Meeting.

The Mylan Board may resolve to amend the Mylan Board Rules by the affirmative vote of a majority of the Mylan Board.

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Shareholder Approval of Business Combinations

The European Communities (Cross-Border Mergers) Regulations 2008 apply to cross-border mergers involving companies formed and registered under the Irish Companies Act 2014 and bodies corporate governed by the laws of a state other than Ireland in the European Economic Area. The terms of the merger have to be approved by special resolution (i.e. 75% of shareholders for an Irish company) of each of the companies (subject to certain exemptions) and (where the surviving entity is Irish) the merger must be confirmed by an order of the Irish High Court.

The Irish Companies Act 2014, which came into force on June 1, 2015, has introduced new statutory provisions relating to mergers between Irish companies and mergers between Irish companies and companies from different states within the European Economic Area which are based on the European Communities (Cross-Border Mergers) Regulations 2008. The provisions of the Irish Companies Act 2014 require the terms of the merger to be prepared by the two companies, approved by special resolution of the shareholders of those companies and confirmed by an order of the Irish High Court.

Shareholder approval by way of a special resolution is required for business combinations effected by way of a scheme of arrangement.

Under Irish law, however, there is no need for a company’s shareholders to approve a sale, lease or exchange of all or substantially all of a company’s property and assets.

Under Dutch law, resolutions of a company’s board of directors regarding a significant change in the identity or nature of the company or its business must be approved at a General Meeting. Such resolutions include in any event the transfer of the business or a substantial part thereof, entering into or terminating a long-lasting cooperation agreement with a third party, and the sale or purchase of a company or a stake in a company with a value of one-third of the assets of the company (according to the most recently adopted annual accounts plus the explanatory notes to that balance sheet).

The Mylan Articles provide that the General Meeting may only adopt certain resolutions upon the recommendation and proposal of the Mylan Board. These resolutions concern, amongst other items, (a) any amendment to the Mylan Articles; (b) any legal merger of the company; (c) any demerger; or (d) any dissolution of Mylan.

The Mylan Articles provide that the following transactions require approval by at least 75% of the votes cast, representing more than half of the issued share capital, of the General Meeting, unless approved under certain circumstances by the Mylan Board: (i) any legal merger to which Mylan and an interested person are parties, (ii) any legal demerger to which Mylan and an interested person are parties, (iii) any sale, lease, exchange, or other disposition of all or substantially all of Mylan’s properties or assets to an interested person, (iv) the adoption of any plan or proposal for Mylan’s liquidation or dissolution

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under which the rights of an interested person differ from those accorded to other holders of Mylan ordinary shares, or (v) any transaction of a character described in (i), (ii), (iii), or (iv) involving an affiliate or associate of an interested person or an associate of any such affiliate.

Purchase and Repurchase of Shares	The Perrigo Articles provide that, unless the Perrigo Board determines otherwise, if an ordinary share is not listed on a recognized stock exchange within the meaning of the Irish Companies (Recognised Stock Exchanges) Regulations 2010, it shall be automatically converted into a redeemable share on, and from the time of, the existence or creation of an agreement, transaction or trade between Perrigo and any person pursuant to which Perrigo acquires or will acquire ordinary shares, or an interest in ordinary shares, from the relevant person. In these circumstances, the ordinary share concerned shall have the same characteristics as any other ordinary share in accordance with the Perrigo Articles save that it shall be redeemable in accordance with the arrangement. If an ordinary share is listed on a recognized stock exchange within the meaning of the Irish Companies (Recognised Stock Exchanges) Regulations 2010, the same requirements will apply unless the board determines otherwise. Accordingly, for purposes of Irish law, the repurchase of ordinary shares by Perrigo may technically be effected as redemption. The Perrigo Articles provide that any ordinary share that Perrigo has agreed to acquire shall be deemed to be a redeemable share.	Under Dutch law, a company may not subscribe for newly issued shares in its own capital. Subject to certain provisions of Dutch law and the Mylan Articles, Mylan is permitted to acquire fully paid up shares of its own share capital for such consideration as the Mylan Board may determine.

	Perrigo	Mylan

Under Irish law, Perrigo may issue redeemable shares and redeem them out of distributable reserves or the proceeds of a new issue of shares for that purpose. Perrigo may only issue redeemable shares if the nominal value of the issued share capital that is not redeemable is not less than 10% of the nominal value of the total issued share capital of Perrigo. All redeemable shares must also be fully paid and the terms of redemption of the shares must provide for payment on redemption. Perrigo may also be given authority to purchase its own shares on market on a recognized stock exchange such as the NYSE or off market with such authority to be given by its shareholders at a general meeting, which would take effect on the same terms and be subject to the same conditions as applicable to purchases by Perrigo’s subsidiaries.

Repurchased and redeemed shares may be cancelled or held as treasury shares. The nominal value of treasury shares held by Perrigo at any time must not exceed 10% of the nominal value of the issued share capital of Perrigo. Perrigo may not exercise any voting rights in respect of any shares held as treasury shares. Treasury shares may be cancelled by Perrigo or re-issued subject to certain conditions

Pre-emptive Rights	Under Irish law, certain statutory preemption rights apply automatically in favor of shareholders where shares are to be issued for cash. However, Perrigo has opted out of these preemption rights in the Perrigo Articles as permitted under Irish law. Because Irish law requires this opt-out to be renewed every	Mylan shareholders have a pre-emptive right with respect to the issuances of Mylan ordinary shares in proportion to the aggregate amount of the ordinary shares held by such shareholder. Mylan shareholders have no pre-emptive right with respect to the issuances of Mylan preferred shares. Also, no pre-emptive right

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five years by a special resolution (approval by not less than 75% of the votes cast at a general meeting of Perrigo’s shareholders) of the shareholders, the Perrigo Articles provide that this opt-out must be so renewed in accordance with Irish statutory requirements. If the opt-out is not renewed, shares issued for cash must be offered to existing shareholders of Perrigo on a pro rata basis to their existing shareholding before the shares may be issued to any new shareholders. Statutory pre-emption rights do not apply:

(i) where shares are issued for non-cash consideration (such as in a stock-for-stock acquisition);

(ii) to the issue of non-equity shares (that is, shares that have the right to participate only up to a specified amount in any income or capital distribution); or

(iii) where shares are issued pursuant to an employee option or similar equity plan.

exists upon the issue of shares (i) against payment other than in cash, (ii) to employees of Mylan or its affiliates, or (iii) to a party exercising a previously acquired right to subscribe for shares.

Until February 27, 2020, the Mylan Board may restrict or exclude any pre-emptive rights with respect to any share issuance (including any subscriptions rights thereto). From February 27, 2020, pre-emptive rights may be restricted or excluded with respect to any such share issuance pursuant to a resolution of the General Meeting upon a proposal duly made by the Mylan Board, or pursuant to a resolution of the Mylan Board if the power and authority to restrict or exclude pre-emptive rights has been delegated to the Mylan Board by the General Meeting for such period (but in any event not to exceed five years) as the General Meeting may determine. Each such delegation by the General Meeting may be extended from time to time thereby, provided that no extension will result in such delegation exceeding five years, the maximum period permitted by the applicable provision of Dutch law.

Unless otherwise expressly provided therein, any such delegation by the General Meeting will be irrevocable. A resolution of the General Meeting to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights can only be adopted pursuant to and in accordance with a proposal duly made by the Mylan Board.

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A resolution of the General Meeting to restrict or exclude pre-emptive rights or to delegate to the Mylan Board the power and authority to restrict or exclude pre-emptive rights generally requires the approval of a majority of the votes cast at the General Meeting. If less than half of the issued share capital is represented at the meeting, the approval of at least two-thirds of the votes cast at the General Meeting is required.

Protective Measures

A transaction in which a third party seeks to acquire 30% or more of the voting rights of Perrigo is governed by the Irish Takeover Panel Act 1997 and the Irish Takeover Rules made thereunder and will be regulated by the Irish Takeover Panel. The “General Principles” of the Irish Takeover Rules and certain important aspects of the Irish Takeover Rules are described below.

The Irish Takeover Rules are built on the following General Principles which will apply to any transaction regulated by the Irish Takeover Panel:

(a) in the event of an offer, all holders of security of the target company should be afforded equivalent treatment and, if a person acquires control of a company, the other holders of securities must be protected;

(b) the holders of the securities in the target company must have sufficient time and information to enable them to reach a properly informed decision on the offer; where it advises the holders of securities, the board of the target company must give its views on the effects of implementation of the offer on employment, conditions of employment and the

Under Dutch law, various protective measures are permissible. Mylan’s governance arrangements include several provisions that may have the effect of making a takeover more difficult or less attractive, including:

•    Mylan’s issuance to a Dutch foundation of a call option to acquire preferred shares that, if exercised (see “—Rights Agreement/Preferred Shares” beginning on page 123 of this prospectus/offer to exchange), could discourage, prevent or delay a potential takeover or allow Mylan to further discuss with a potential acquiror its future plans for Mylan as well as to search for strategic alternatives;

•    requirements that certain matters, including the amendment of the Mylan Articles (see “—Amendment of Governing Documents” beginning on page 115 of this prospectus/offer to exchange), may only be brought to the General Meeting for a vote upon a proposal by the Mylan Board; and

•    subject the appointment of our directors to a binding nomination by our Board.

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locations of the target company’s places of business;

(c) the board of the target company must act in the interests of the company as a whole and must not deny the holders of securities the opportunity to decide on the merits of the offer;

(d) false markets must not be created in the securities of the target company, the bidder or of any other company concerned by the offer in such a way that the rise or fall of the prices of the securities becomes artificial and the normal functioning of the markets is distorted;

(e) a bidder must announce an offer only after ensuring that he or she can fulfill in full any cash consideration, if such is offered, and after taking all reasonable measures to secure the implementation of any other type of consideration;

(f) a target company must not be hindered in the conduct of its affairs for longer than is reasonable by an offer for its securities; and

(g) a “substantial acquisition” of securities (whether such acquisition is to be effected by one transaction or a series of transactions) shall take place only at an acceptable speed and shall be subject to adequate and timely disclosure.

Irish law also includes mandatory bid rules, other requirements in relation to offers, “substantial acquisition” rules and restrictions on “frustrating action.”

Rule 21 of the Irish Takeover Rules places restrictions on a “frustrating action” during offer periods. Rule 21 applies from the

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time the company receives a takeover approach or at any earlier time at which the company’s board has reason to believe that the making of an offer is or may be imminent. Rule 21 restricts the company from taking any action (other than seeking alternative offers) that may result in frustration of an offer or possible offer, or in the company’s shareholders being denied the opportunity to decide the merits of such an offer or possible offer, except in limited circumstances. Actions that otherwise would be a “frustrating action” may be taken, inter alia, where the company’s shareholders have approved the “frustrating action” in general meeting, or the Irish Takeover Panel has consented to the “frustrating action” being taken pursuant to a contract entered into prior to the announcement of the offer or the time when the board of the company had reason to believe an offer may be imminent.

Rights Agreement / Preferred Shares	The Perrigo Articles expressly authorize the Perrigo Board to adopt any shareholders’ rights plan or similar plan, agreement or arrangement pursuant to which some or all the shareholders of Perrigo will have rights to acquire shares in Perrigo or interests in shares in Perrigo at a discounted price, not being less than the nominal value, upon such terms and conditions as the Perrigo Board deems expedient and in the best interests of the company. Irish law does not expressly authorize or prohibit companies from issuing share purchase rights or adopting a shareholder rights plan as an anti-takeover measure. However, there is no directly relevant case law on this issue. The Irish Takeover Rules may

Dutch law permits a company to issue to a Dutch foundation a call option to acquire preferred shares that, if exercised, could discourage, prevent or delay a potential takeover or allow such company to further discuss with a potential acquiror its future plans for the company as well as to search for strategic alternatives. Mylan has issued a call option to a Dutch foundation, called Stichting Preferred Shares Mylan, for Mylan preferred shares. The number of preferred shares held by the foundation is limited so that, after giving effect to the exercise of a call option, it will not exceed the number of issued ordinary shares of Mylan at such time. For a description of certain recent actions taken by the

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also restrict the Perrigo Board’s ability to issue shares after the commencement of any offer period if it is deemed to constitute an attempt to “frustrate” the relevant bid pursuant to Rule 21 of the Irish Takeover Rules.

foundation, see “Security Ownership of Certain Beneficial Owners and Management of Mylan—Preferred Shares” beginning on page 84 of this prospectus/offer to exchange.

The foundation is an independent entity with its own independent directors and advisers and will determine, in its sole discretion, subject to the limits set by its governing documents and applicable Dutch law, whether or not to exercise the call option and any resulting voting power. The foundation’s governing documents and the call option agreement between Mylan and the foundation provide that the call option and the foundation’s resulting voting power will be exercised solely to further the foundation’s limited, protective purpose. This limited, protective purpose is set forth in the foundation’s governing documents, which state that the foundation shall safeguard the interests of Mylan, its businesses and its stakeholders from time to time against any influence that might threaten the strategy, mission, independence, continuity and/or identity of Mylan and its businesses and which are contrary to the interests of Mylan, its businesses and its stakeholders from time to time (including shareholders, employees, creditors, customers, suppliers, relevant patient populations and communities in which Mylan operates). The foundation’s limited, protective purpose includes preventing an unsolicited bid for Mylan’s ordinary shares or changes in the composition of Mylan’s board of directors without Mylan’s board of directors having the opportunity to sufficiently consider the

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consequences of and explore alternatives to such bid or changes. The foundation’s independent board determines in its sole discretion, acting reasonably and within the limits set by the foundation’s governing documents, the call option agreement and Dutch law (as described further below), whether or not it perceives that such a threat exists and, if so, whether or not it is required to act by exercising the call option and by voting (or not voting) the Mylan preferred shares.

The foundation’s conduct is subject to and limited by the fundamental principle of Dutch law, as developed and re-affirmed in Dutch case law, that any protective measure adopted must be an adequate and proportional response to the perceived threat. Given this fundamental principle of Dutch law and the foundation’s governing documents, the foundation is (i) permitted to acquire and vote the Mylan preferred shares solely to the extent these actions further its limited, protective purpose and (ii) restricted from exercising any voting power unless it is an adequate and proportional response to a threat reasonably perceived by the foundation. The foundation thereby is limited to exercising its voting power to a situation where a party or parties posing such a threat could actually vote (or control the vote on) Mylan ordinary shares and in an amount not greater than the voting power of the party or parties posing the threat.

The foundation, as a matter of Dutch law, also would be expected to require Mylan to

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cancel its preferred shares once the perceived threat to Mylan and its stakeholders has been removed or sufficiently mitigated or neutralized. Subject to the same limitations described above, the foundation would continue to have the right to exercise the call option in the future in response to a new threat to the interests of Mylan, its businesses and its stakeholders from time to time.

On July 23, 2015, in response to Teva’s unsolicited expression of interest in acquiring Mylan, the foundation exercised its call option and acquired 488,388,431 Mylan preferred shares (which represents 100% of the class of Mylan preferred shares as of July 24, 2015) pursuant to the terms of the call option agreement. Each Mylan ordinary share and preferred share is entitled to one vote on each matter properly brought before the extraordinary general meeting. On July 27, 2015, Teva announced its entry into an agreement to acquire the Generic Drug Unit of Allergan plc and the withdrawal of its unsolicited, non-binding expression of interest to acquire Mylan.

Dividends

Under Irish law, dividends and distributions may only be made from distributable reserves. Distributable reserves generally means accumulated realized profits less accumulated realized losses and includes reserves created by way of capital reduction. In addition, no distribution or dividend may be made unless the net assets of Perrigo are equal to, or in excess of, the aggregate of Perrigo’s called

Under Dutch law, distributions may be distributed only to the extent the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the reserves that must be maintained under Dutch law or the Mylan Articles. Distributions may be made after adoption of the annual accounts by the General Meeting upon the recommendation and proposal of the Mylan Board. The profits as

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up share capital plus undistributable reserves and the distribution does not reduce Perrigo’s net assets below such aggregate.

Undistributable reserves include the share premium account, the capital redemption reserve fund and the amount by which Perrigo’s accumulated unrealized profits, so far as not previously utilized by any capitalization, exceed Perrigo’s accumulated unrealized losses, so far as not previously written off in a reduction or reorganization of capital.

The determination as to whether or not Perrigo has sufficient distributable reserves to fund a dividend must be made by reference to the “relevant accounts” of Perrigo. The “relevant accounts” will be either the last set of unconsolidated annual audited financial statements or other financial statements properly prepared in accordance with the Irish Companies Act 2014, which give a “true and fair view” of Perrigo’s unconsolidated financial position and accord with accepted accounting practice. The relevant accounts must be filed in the Companies Registration Office (the official public registry for companies in Ireland).

they appear from the annual accounts will be distributed as follows:

•    First, if Mylan preferred shares are outstanding, a dividend will be distributed to the Mylan preferred shares in accordance with the Mylan Articles; and

•    Second, the Mylan Board will determine which part of the profits remaining after such distribution on the Mylan preferred shares, if applicable, will be reserved.

Interim dividends may be declared as provided in the Mylan Articles and may be distributed to the extent that the shareholders’ equity exceeds the amount of the paid-up and called-up part of the issued share capital and the required legal reserves as described above as apparent from interim financial statements prepared in accordance with Dutch law.

Squeeze-Out Merger Threshold

An Irish public limited company may be acquired in a number of ways, including:

(a) a court-approved scheme of arrangement under the Irish Companies Act 2014. A scheme of arrangement with shareholders requires a court order from the Irish High Court and the approval of a majority in number representing 75% in value of the shareholders present and voting in

Under Dutch law, a shareholder who for his own account contributes at least 95% of a company’s issued share capital may initiate proceedings against the company’s minority shareholders jointly for the transfer of their shares to the claimant. The proceedings are held before the Enterprise Chamber. The Enterprise Chamber may grant the claim for squeeze-out in relation to all

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person or by proxy at a meeting called to approve the scheme;

(b) through a tender or takeover offer by a third party for all of the shares of the company. Where the holders of 80% or more of company’s ordinary shares have accepted an offer for their shares in company, the remaining shareholders may also be statutorily required to transfer their shares. If the bidder does not exercise its “squeeze out” right, then the non-accepting shareholders also have a statutory right to require the bidder to acquire their shares on the same terms. If shares of the company were to be listed on the Irish Stock Exchange or another regulated stock exchange in the European Union, this threshold would be increased to 90%; and

(c) it is also possible for a company to be acquired by way of a transaction with a company incorporated in the European Economic Area under the EU Cross-Border Mergers Directive 2005/56/EC. Such a transaction must be approved by a special resolution (i.e. 75% of shareholders for an Irish company) and by the Irish courts. If a company is being merged with another company incorporated in the European Economic Area under the EU Cross-Border Mergers Directive 2005/56/EC and the consideration payable to the company’s shareholders is not all in the form of cash, the company’s shareholders may be entitled to require their shares to be acquired at fair value.

minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares will give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.

Appraisal Rights	Generally, under Irish law, shareholders of an Irish company do not have appraisal or dissenters’ rights. However, as described above (see “—Squeeze-Out Merger Threshold” beginning	There is no concept of appraisal rights under Dutch law. However, as described above (see “—Squeeze-Out Merger Threshold” beginning on page 127 of this prospectus/offer to

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on page 127 of this prospectus/offer to exchange), shareholders have certain rights in the context of a squeeze-out merger.

Under the European Communities (Cross-Border Mergers) Regulations 2008 governing the merger of an Irish public limited company such as Perrigo and a company incorporated in the European Economic Area, a shareholder:

(i) who voted against the special resolution approving the merger; or

(ii) of a company in which 90% of the shares are held by the other party to the merger,

has the right to request that the company acquire his or her shares for cash at a price determined in accordance with the share exchange ratio set out in the transaction.

exchange), shareholders have certain rights in the context of a squeeze-out merger.

In addition, Dutch law provides that, to the extent that the acquiring company in a cross-border merger is organized under the laws of another E.U. member state, a shareholder of a Dutch disappearing company who has voted against the cross-border merger may file a claim with the Dutch company for compensation. Such compensation will be determined by one or more independent experts. The shares of such shareholder that are subject to such claim will cease to exist as of the moment of entry into effect of the cross-border merger.

Dissolution/Liquidation

Perrigo may be dissolved and wound up at any time by way of a shareholders’ voluntary winding up or a creditors’ winding up. In the case of a shareholders’ voluntary winding up, a special resolution of shareholders is required. Perrigo may also be dissolved by way of court order on the application of a creditor, or by the Companies Registration Office as an enforcement measure where Perrigo has failed to file certain returns.

The rights of Perrigo shareholders to a return of Perrigo’s assets on dissolution or winding up, following the settlement of all claims of creditors, may be prescribed in Perrigo Articles or the terms of any preferred shares issued by Perrigo from time to time. The holders of Perrigo

A resolution to dissolve Mylan may be proposed by the Mylan Board and adopted by an absolute majority of the votes cast, in a meeting in which at least one-third of Mylan’s issued share capital is present or represented.

If Mylan is dissolved, the assets of Mylan would be used for payment of debts. After payment of debts and the costs of liquidation, payments are first made to the holders of any outstanding preferred shares in accordance with the procedures set forth in the Mylan Articles and below, and the balance of Mylan’s assets would be paid to the holders of Mylan ordinary shares in proportion to the number of Mylan ordinary shares they held.

If Mylan preferred shares are outstanding at the time of a

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	preferred shares in particular may have the right to priority in a dissolution or winding up of Perrigo. If the Perrigo Articles contain no specific provisions in respect of a dissolution or winding up, then, subject to the priorities of any creditors, the assets will be distributed to Perrigo shareholders in proportion to the paid-up nominal value of the shares held. The Perrigo Articles provide that the ordinary shareholders of Perrigo are entitled to participate pro rata in a winding up, but their right to do so is subject to the rights of any holders of the preferred shares to participate under the terms of any series or class of such shares.	dissolution, prior to the distribution to the holders of Mylan ordinary shares, an amount will be paid to the holders of Mylan preferred shares equal redemption amounts, increased by: (i) any deficit in the payment of dividend referred to in the Mylan Articles and (ii) an amount equal to the percentage referred to in the Mylan Articles on the compulsory amount paid on the preferred shares, calculated over the period starting on the first day after the last full financial year for which the company has adopted annual accounts prior to the liquidation and ending on and including the day of the payment on preferred shares referred to above and any accrued and unpaid dividends with respect to periods prior to such period, with due observance of the fact that any and all dividends and/or other distributions paid on the preferred shares relating to such periods will be deducted from the payment

Forum Selection

Under Irish law, the forum which has jurisdiction in respect of claims involving Perrigo will be determined in accordance with:

(i) The Recast Brussels Regulation on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (EU No. 1215 / 2012) (the “Recast Brussels Regulation”), which operates between EU Member States in relation to claims to which it applies;

(ii) The Lugano Convention on jurisdiction and the recognition and enforcement of judgments in civil and commercial matters (the “Lugano Convention”) which operates between EU Members States and Iceland, Switzerland,

Unless Mylan consents in writing to the selection of an alternative forum, the competent courts of Amsterdam, the Netherlands will be the sole and exclusive forum for any action asserting a claim for breach of a duty owed by any director, officer, or other employee of Mylan (including any former director, former officer, or other former employee of Mylan to the extent such claim arises from such director, officer, or other employee’s breach of duty while serving as a director, officer, or employee of Mylan) to Mylan or Mylan’s shareholders; any action asserting a claim arising pursuant to or otherwise based on any provision of Dutch law or the Mylan Articles; any action

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Norway, and Denmark in relation to claims to which it applies; or

(iii) The general principles and rules of private international law in respect of claims that are not governed by either the Recast Brussels Regulation or the Lugano Convention.

The general principle that is set out in both the Recast Brussels Regulation and the Lugano Convention in respect of claims that fall within them is that a party should be sued in the courts of the state in which that party is domiciled. (Perrigo is domiciled in Ireland.) This general principle is subject to a number of specific exceptions that are set out in the Recast Brussels Regulation and the Lugano Convention, including amongst others:

(a) agreement of the parties as to which courts have exclusive jurisdiction; and

(b) the courts of the place where the harmful event occurred in respect of tortious claims.

asserting a claim that is mandatorily subject to Dutch law; or to the extent permitted under Dutch law, any derivative action or proceeding brought on behalf of Mylan, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On April 24, 2015, Mylan N.V. (“Mylan”) issued a Rule 2.5 announcement under the Irish Takeover Rules setting forth its legally-binding commitment to commence an offer for the entire issued and to be issued share capital of Perrigo Company plc (“Perrigo”). Under the terms of the offer, amended on April 29, 2015, Perrigo shareholders will receive $75 in cash and 2.3 Mylan N.V. ordinary shares for each Perrigo ordinary share (the “offer”). The offer is subject to certain conditions and other terms set forth in the formal Rule 2.5 announcement, including approval by Mylan’s ordinary shareholders. The offer is fully financed, cash confirmed and not conditional on due diligence. The offer is subject to regulatory approvals and customary conditions for an offer governed by the Irish Takeover Rules. On April 29, 2015, Perrigo issued a press release announcing its purported rejection of the amended offer.

On April 24, 2015, the Company entered into a bridge credit agreement (the “Bridge Credit Agreement”) with the lenders from time to time party thereto and Goldman Sachs Bank USA as the Administrative Agent in connection with the offer. The Bridge Credit Agreement, amended on April 29, 2015 and on August 6, 2015, provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans up to an aggregate amount of approximately $12.5 billion. The proceeds of the Bridge Facility will be applied solely to finance the acquisition, directly or indirectly (whether by way of the offer (and subsequent compulsory acquisition) or any other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of such acquisition (the “Acquisition”) and costs related to the Acquisition to the extent that the cash portion of the consideration being paid as part of the Acquisition is not funded from our own resources and/or alternative funding sources.

Mylan is not affiliated with Perrigo and has not had the cooperation of Perrigo’s management, advisors or auditors or due diligence access to Perrigo or its business or management in the preparation of these unaudited pro forma condensed combined financial statements. Mylan has not received information from Perrigo concerning its business and financial condition for any purpose, including preparing these unaudited pro forma condensed combined financial statements. Accordingly, these unaudited pro forma condensed combined financial statements have been prepared by Mylan based solely on publicly available information, including Perrigo’s financial statements, SEC filings, analyst reports and investor presentations. The following discussion details the process and assumptions, including those related to recent acquisitions that Mylan has made in preparing the unaudited pro forma condensed combined financial statements.

On February 27, 2015, Mylan completed the acquisition of the non-U.S. developed markets specialty and branded generics business (the “Acquired EPD Business”) of Abbott Laboratories, an Illinois corporation (“Abbott”), in an all-stock transaction for total consideration of $6.3 billion (the “EPD Transaction”). Also on February 27, 2015, Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving as a wholly owned indirect subsidiary of Mylan N.V. and each share of Mylan Inc. common stock issued and outstanding immediately prior to the effective date of the Merger was canceled and automatically converted into, and became the right to receive, one Mylan N.V. ordinary share. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan N.V. that included its views that the acquisition of the Acquired EPD Business constituted a “succession” for purposes of Rule 12g-3(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and that Mylan N.V., as successor to Mylan Inc., is deemed a large accelerated filer for purposes of Exchange Act Rule 12-b2.

On March 30, 2015, Perrigo completed its acquisition of Omega Pharma Invest NV (“Omega”), a limited liability company incorporated under the laws of Belgium. The purchase price for Omega totaled $4.4 billion, and consisted of $2.1 billion of cash (inclusive of $67.7 million in interest incurred from November 6, 2014, the date on which Perrigo entered into the agreement to purchase Omega, through the closing date), the assumption of $1.4 billion of Omega debt, and the issuance of 5,397,711 Perrigo shares. The cash consideration was financed by a combination of debt and equity issued by Perrigo.

The financial information of Mylan, the Acquired EPD Business and Perrigo is prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) with all amounts stated in U.S. Dollars. Omega prepared its historical financial information in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) with all amounts presented in Euro.

The proposed acquisition of Perrigo is to be accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan as the acquirer. Unless otherwise indicated, all references to the proposed acquisition of Perrigo include Perrigo’s acquisition of Omega.

For purposes of preparing the unaudited pro forma condensed combined balance sheet at June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated balance sheet as of June 30, 2015;

•	The audited Perrigo consolidated balance sheet as of June 27, 2015;

•	Pro forma adjustments to reflect the proposed acquisition of Perrigo, as if it had occurred on June 30, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo as if it had occurred on June 30, 2015.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated statement of operations for the six months ended June 30, 2015;

•	The unaudited Perrigo condensed consolidated statement of operations for the six months ended June 27, 2015;

•	The unaudited Acquired EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the Acquired EPD Business;

•	The unaudited Omega condensed consolidated statement of operations for the six months ended December 31, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015;

•	The unaudited Omega condensed consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014;

•	Pro forma adjustments to reflect the acquisition of the Acquired EPD Business as if it had occurred on January 1, 2014;

•	Pro forma adjustments to reflect the acquisition of Perrigo, including acquisition adjustments related to Omega, as if it had occurred on January 1, 2014; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo (including Omega) as if it had occurred on January 1, 2014.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014, Mylan has presented the following information:

•	The Mylan consolidated statement of operations for the year ended December 31, 2014;

•	The unaudited Perrigo condensed consolidated statement of operations for the twelve months ended December 27, 2014;

•	The Acquired EPD Business combined results of operations for the year ended December 31, 2014;

•	The unaudited Omega consolidated statement of operations for the twelve months ended June 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015;

•	Pro forma adjustments to reflect the acquisition of the Acquired EPD Business as if it had occurred on January 1, 2014;

•	Pro forma adjustments to reflect the acquisition of Perrigo, including acquisition adjustments related to Omega, as if it had occurred on January 1, 2014; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo (including Omega) as if it had occurred on January 1, 2014.

In preparing the unaudited pro forma condensed combined financial statements, Mylan has utilized the Omega unaudited consolidated statement of operations for the twelve months ended June 30, 2014 and the six months ended December 31, 2014, converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015. In addition, Mylan utilized the unaudited consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014. Mylan has presented this financial information for Omega as it believes that it represents the best publicly available information to reflect a complete presentation of the unaudited pro forma condensed combined financial statements on a U.S. GAAP basis and is the most useful presentation for shareholders and other stakeholders. As previously mentioned, Mylan has not had the cooperation of Perrigo’s management, advisors or auditors and has not received any non-public financial or business information regarding Perrigo (including information regarding Omega).

The historical consolidated financial information has been adjusted to give effect to pro forma events that are: directly attributable to the aforementioned transactions; factually supportable; and, with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with the Mylan, Abbott and Perrigo documents detailed in the section titled “Incorporation of Certain Documents by Reference” beginning on page 166 and the Omega audited consolidated financial statements included in Appendix IV to this prospectus/offer to exchange.

The unaudited pro forma financial information is for informational purposes only. It does not purport to indicate the results that would have actually been attained had the proposed acquisition of Perrigo (including Omega) or the acquisition of the Acquired EPD Business been completed on the assumed date or for the period presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price using its best estimates of fair value. These estimates are based on the most recently available public information. To the extent there are significant changes to the business of Perrigo (including the business of Omega), the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet started. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation. Furthermore, Mylan could have reorganization and restructuring expenses as well as potential operating efficiencies as a result of the proposed combining of Mylan and Perrigo. The unaudited pro forma financial information does not reflect these potential expenses and efficiencies.

Mylan N.V.

Unaudited Pro Forma Condensed Combined Balance Sheet Information

as of June 30, 2015

(in millions)

	Historical		Pro Forma				Mylan/ Perrigo Pro Forma Combined
	Mylan June 30, 2015	Perrigo June 27, 2015	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note
	I	II	III		IV		I+II+III+IV
ASSETS
Assets
Current assets:
Cash and cash equivalents	$439.7	$785.6	$(124.0)	4d	$11,000.0	7a	$671.9
			(11,038.6)	4b	(390.8)	7a
Accounts receivable, net	2,861.2	1,282.1	—		—		4,143.3
Inventories	1,934.3	838.9	180.0	4e	—		2,953.2
Deferred income tax benefit	394.3	122.3	—		—		516.6
Prepaid expenses and other current assets	2,261.9	154.0	—		—		2,415.9

Total current assets	7,891.4	3,182.9	(10,982.6)		10,609.2		10,700.9
Property, plant and equipment, net	1,899.3	932.4	—	4f	—		2,831.7
Intangible assets, net	6,826.4	10,368.7	11,185.3	4g	—		28,380.4
Goodwill	5,212.4	4,971.9	13,160.4	4i	—		18,372.8
			(4,971.9)	4i
Deferred income tax benefit	87.0	39.6	—		—		126.6
Other assets	878.1	225.1	—		—		1,103.2

Total assets	$22,794.6	$19,720.6	$8,391.2		$10,609.2		$61,515.6

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Trade accounts payable	$1,101.8	$747.5	$—		$—		$1,849.3
Short-term borrowings	436.3	6.4	—		—		442.7
Income taxes payable	81.5	52.6	—		—		134.1
Current portion of long-term debt and other long-term obligations	2,163.4	58.2	—		11,000.0	7a	13,221.6
Deferred income tax liability	2.3	80.6	45.7	4h	—		128.6
Other current liabilities	1,584.1	748.4	—		—		2,332.5

Total current liabilities	5,369.4	1,693.7	45.7		11,000.0		18,108.8
Long-term debt	5,890.4	5,246.9	34.5	4j	—		11,171.8
Deferred income tax liability	583.6	1,745.1	2,832.1	4h	—		5,160.8
Other long-term obligations	1,381.9	372.1	—		—		1,754.0

Total liabilities	13,225.3	9,057.8	2,912.3		11,000.0		36,195.4

	Historical		Pro Forma				Mylan/ Perrigo Pro Forma Combined
	Mylan June 30, 2015	Perrigo June 27, 2015	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note
	I	II	III		IV		I+II+III+IV
Equity
Ordinary shares	5.5	8,621.9	(8,621.9)	4k	—		9.3
			3.8	4a
Additional paid-in capital	7,075.1	—	16,261.9	4a	—		23,337.0
Retained earnings	3,838.9	1,938.3	(1,938.3)	4k	(390.8)	7a	3,324.1
			(124.0)	4d
Accumulated other comprehensive (loss) income	(1,351.6)	102.4	(102.4)	4k	—		(1,351.6)

	9,567.9	10,662.6	5,479.1		(390.8)		25,318.8
Noncontrolling interest	1.4	0.2	(0.2)	4k	—		1.4

Total equity	9,569.3	10,662.8	5,478.9		(390.8)		25,320.2

Total liabilities and equity	$22,794.6	$19,720.6	$8,391.2		$10,609.2		$61,515.6

Mylan N.V.

Unaudited Pro Forma Condensed Combined Statements of Operations

for the Six Months Ended June 30, 2015

(in millions, except per share amounts)

	Historical		Pro Forma			Historical		Pro Forma Adjustments
	Mylan N.V. Six Months Ended June 30, 2015	Acquired EPD Business Jan. 1, 2015 - Feb. 27, 2015	Acquired EPD Business Pro Forma Adjustments	Note	Mylan Pro Forma for Acquired EPD Business	Perrigo Six Months Ended June 27, 2015	Omega Three Months Ended December 31, 2014	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note	Mylan/Perrigo Pro Forma Combined
	I	II	III		IV=I+II+III	V	VI	VII		VIII		IV+V+VI+VII+VIII
Revenues:
Net sales	$4,211.6	$247.0	$—		$4,458.6	$2,580.8	$393.6	$—		$—		$7,433.0
Other revenues	31.8	—	—		31.8	—	—	—		—		31.8

Total revenues	4,243.4	247.0	—		4,490.4	2,580.8	393.6	—		—		7,464.8
Cost of sales	2,405.2	90.3	62.3	5a	2,557.9	1,573.8	205.0	314.8	6a	—		4,824.8
			0.1	5d				180.0	6c	—
								(6.7)	6b

Gross profit	1,838.2	156.7	(62.4)		1,932.5	1,007.0	188.6	(488.1)		—		2,640.0
Operating expenses:
Research and development	338.1	15.6	—		353.7	98.0	11.2	—		—		462.9
Selling, general, and administrative	1,047.4	93.4	(85.1)	5c	1,055.8	482.8	157.0	(11.0)	6d	—		1,664.1
			0.1	5d				(20.5)	6d
Litigation settlements, net	16.8	—	—		16.8	—	—	—		—		16.8
Other operating expense, net	—	—	—		—	—	6.5	—		—		6.5

Total operating expenses	1,402.3	109.0	(85.0)		1,426.3	580.8	174.7	(31.5)		—		2,150.3

Earnings from operations	435.9	47.7	22.6		506.2	426.2	13.9	(456.6)		—		489.7
Interest expense, net	173.4	—	—		173.4	89.3	12.7	(4.8)	6g	104.8	7a	375.4
Other expense, net	20.5	—	—		20.5	282.2	7.3	—		—		310.0

Earnings (loss) before income taxes and noncontrolling interest	242.0	47.7	22.6		312.3	54.7	(6.1)	(451.8)		(104.8)		(195.7)
Income tax provision (benefit)	17.5	8.7	3.7	5e	29.9	93.2	(6.9)	(67.8)	6e	(15.7)	7c	32.7

Net earnings (loss)	224.5	39.0	18.9		282.4	(38.5)	0.8	(384.0)		(89.1)		(228.4)
Net earnings attributable to noncontrolling interest	(0.1)	—	—		(0.1)	—	—	—		—		(0.1)

Net earnings (loss) attributable to Mylan N.V. ordinary shareholders	$224.4	$39.0	$18.9		$282.3	$(38.5)	$0.8	$(384.0)		$(89.1)		$(228.5)

Earnings (loss) per ordinary share attributable to Mylan ordinary shareholders:
Basic	$0.49											$(0.28)

Diluted	$0.46											$(0.28)

Weighted average ordinary shares outstanding:
Basic	454.0		36.7	5f	490.7			338.5	6f			829.2

Diluted	482.8		36.7	5f	519.5			338.5	6f			829.2

Mylan N.V.

Unaudited Pro Forma Condensed Combined Statements of Operations

for the Year Ended December 31, 2014

(in millions, except per share amounts)

	Historical		Pro Forma			Historical		Pro Forma Adjustments				Mylan/Perrigo Pro Forma Combined
	Mylan N.V. December 31, 2014	Acquired EPD Business December 31, 2014	Acquired EPD Business Pro Forma Adjustments	Note	Mylan Pro Forma for Acquired EPD Business	Perrigo Twelve Months Ended December 27, 2014	Omega Twelve Months Ended June 30, 2014	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note

	I	II	III		IV=I+II+III	V	VI	VII		VIII		IV+V+VI+VII+VIII
Revenues:
Net sales	$7,646.5	$1,985.0	$—		$9,631.5	$4,171.5	$1,698.6	$—		$—		$15,501.6
Other revenues	73.1	—	—		73.1	—	—	—		—		73.1

Total revenues	7,719.6	1,985.0	—		9,704.6	4,171.5	1,698.6	—		—		15,574.7
Cost of sales	4,191.6	933.0	338.6	5a	5,500.1	2,735.3	802.8	708.6	6a	—		9,902.2
			36.0	5b				180.0	6c
			0.9	5d				(24.6)	6b

Gross profit	3,528.0	1,052.0	(375.5)		4,204.5	1,436.2	895.8	(864.0)		—		5,672.5
Operating expenses:
Research and development	581.8	104.0	—		685.8	172.5	47.7	—		—		906.0
Selling, general, and administrative	1,625.7	646.0	(97.2)	5c	2,175.2	641.4	633.4	—		—		3,450.0
			0.7	5d
Litigation settlements, net	47.9	—	—		47.9	—	—	—		—		47.9
Other operating income, net	80.0	—	—		80.0	—	8.7	—		—		88.7

Total operating expenses	2,175.4	750.0	(96.5)		2,828.9	813.9	672.4	—		—		4,315.2

Earnings from operations	1,352.6	302.0	(279.0)		1,375.6	622.3	223.4	(864.0)		—		1,357.3
Interest expense, net	333.2	—	—		333.2	109.1	59.1	(9.5)	6g	296.1	7a,7b	788.0
Other expense, net	44.9	3.0	—		47.9	91.5	22.1	—		—		161.5

Earnings before income taxes and noncontrolling interest	974.5	299.0	(279.0)		994.5	421.7	142.2	(854.5)		(296.1)		407.8
Income tax (benefit) provision	41.4	34.0	(27.9)	5e	47.5	75.2	30.8	(128.2)	6e	(44.4)	7c	(19.1)

	Historical		Pro Forma			Historical		Pro Forma Adjustments				Mylan/Perrigo Pro Forma Combined
	Mylan N.V. December 31, 2014	Acquired EPD Business December 31, 2014	Acquired EPD Business Pro Forma Adjustments	Note	Mylan Pro Forma for Acquired EPD Business	Perrigo Twelve Months Ended December 27, 2014	Omega Twelve Months Ended June 30, 2014	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note

	I	II	III		IV=I+II+III	V	VI	VII		VIII		IV+V+VI+VII+VIII
Net earnings	933.1	265.0	(251.1)		947.0	346.5	111.4	(726.3)		(251.7)		426.9
Net earnings attributable to the noncontrolling interest	(3.7)	—	—		(3.7)	—	—	—		—		(3.7)

Net earnings attributable to Mylan N.V. ordinary shareholders	$929.4	$265.0	$(251.1)		$943.3	$346.5	$111.4	$(726.3)		$(251.7)		$423.2

Earnings per ordinary share attributable to Mylan ordinary shareholders:
Basic	$2.49											$0.51

Diluted	$2.34											$0.50

Weighted average ordinary shares outstanding:
Basic	373.7		110.0	5f	483.7			338.5	6f			822.2

Diluted	398.0		110.0	5f	508.0			338.5	6f			846.5

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

1. General

On April 24, 2015, Mylan issued a Rule 2.5 announcement under the Irish Takeover Rules setting forth its legally-binding commitment to commence an offer for the entire issued and to be issued share capital of Perrigo (the “Perrigo Proposal”). Under the terms of the offer, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. The offer is subject to certain conditions and other terms set forth in the formal Rule 2.5 announcement, including approval by Mylan N.V. shareholders. On April 29, 2015, Perrigo issued a press release announcing its purported rejection of the offer.

On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business from Abbott in an all-stock transaction for total consideration of $6.3 billion. Also on February 27, 2015, Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving as a wholly owned indirect subsidiary of Mylan N.V. and each share of Mylan Inc. common stock issued and outstanding immediately prior to the effective date of the Merger was canceled and automatically converted into, and became the right to receive, one Mylan N.V. ordinary share. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan N.V. that included its views that the acquisition of the Acquired EPD Business constituted a “succession” for purposes of Rule 12g-3(a) under the Exchange Act and that Mylan N.V., as successor to Mylan Inc., is deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

The unaudited pro forma financial information gives effect to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega) both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under ASC 805, the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. The acquirer usually is also the combining entity whose relative size is significantly larger than that of the other combining entity or entities. As a result, Mylan is treated as the acquirer in both transactions.

The historical financial information has been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are: directly attributable to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega); factually supportable; and, with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the results of Mylan. As such, the impact from transaction-related expenses is not included in the unaudited pro forma condensed combined statement of operations. However, the impact of these expenses is reflected in the unaudited pro forma condensed combined balance sheet as a decrease to cash and cash equivalents with a corresponding decrease to retained earnings.

The unaudited pro forma financial information does not reflect any synergies, including cost savings, or the associated costs to achieve such synergies that could result from either transaction.

Assumptions and estimates underlying the pro forma adjustments are described in Notes 4, 5, 6 and 7. The unaudited pro forma financial information has been prepared based on preliminary estimates, which are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and its allocation thereof. Differences from the preliminary estimates could be material.

The unaudited pro forma financial information has been presented for informational purposes only and is not necessarily indicative of the results of operations or financial position that would have been achieved had either transaction been consummated on the dates indicated above, or the future consolidated results of operations or financial position of Mylan.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

2. Basis of Presentation

Mylan is not affiliated with Perrigo and has not had the cooperation of Perrigo’s management, advisors or auditors or due diligence access to Perrigo or its business or management in the preparation of these unaudited pro forma condensed combined financial statements. Mylan has not received information from Perrigo concerning its business and financial condition for any purpose, including preparing these unaudited pro forma condensed combined financial statements. Accordingly, these unaudited pro forma condensed combined financial statements have been prepared by Mylan based solely on publicly available information, including Perrigo’s historical and pro forma financial statements, as filed by Perrigo with the SEC, analyst reports and investor presentations. The unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with the following documents:

•	audited consolidated financial statements of Mylan Inc. as of and for the year ended December 31, 2014 and the related notes, included in the Mylan Inc. Annual Report on Form 10-K, as amended on April 30, 2015 and updated by Mylan’s Current Report on Form 8-K filed on June 11, 2015;

•	audited consolidated financial statements of Perrigo as of and for the year ended June 27, 2015 and the related notes, included in the Perrigo Annual Report on Form 10-K;

•	unaudited condensed consolidated financial statements of Perrigo as of and for the six months ended December 27, 2014 and the related notes, included in the Perrigo Quarterly Report on Form 10-Q;

•	unaudited condensed consolidated financial statements of Mylan as of and for the six months ended June 30, 2015 and the related notes included in the Mylan Quarterly Report on Form 10-Q;

•	audited consolidated financial statements of Omega for the year ended December 31, 2014, which are included in Appendix IV to this prospectus/offer to exchange;

•	unaudited combined financial information of Omega, which was filed as Exhibit 99.2 to the Current Report on Form 8-K of Perrigo dated November 20, 2014; and

•	the Current Report on Form 8-K/A of Perrigo dated June 15, 2015, which presents the pro forma impacts of the Omega transaction.

The following discussion details the process and assumptions, including those related to recent acquisitions that Mylan has made in preparing the unaudited pro forma condensed combined financial statements.

On March 30, 2015, Perrigo completed its acquisition of Omega. The purchase price for Omega totaled $4.4 billion, and consisted of $2.1 billion of cash (including $67.7 million in interest incurred from November 6, 2014, the date on which Perrigo entered into the agreement to purchase Omega, through the closing date), the assumption of $1.4 billion of Omega debt, and the issuance of 5,397,711 Perrigo shares. The cash consideration was financed by a combination of debt and equity issued by Perrigo.

The financial information of Mylan, the Acquired EPD Business and Perrigo is prepared in accordance with U.S. GAAP with all amounts presented in U.S. Dollars. Omega prepared its consolidated historical financial information as of and for the year ended December 31, 2014 in accordance with IFRS as adopted by the European Union with all amounts presented in Euro.

The proposed acquisition of Perrigo is to be accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan as the acquirer. Unless otherwise indicated, all references to the proposed acquisition of Perrigo, include Perrigo’s acquisition of Omega.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

For purposes of preparing the unaudited pro forma condensed combined balance sheet at June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated balance sheet as of June 30, 2015;

•	The audited Perrigo consolidated balance sheet as of June 27, 2015;

•	Pro forma adjustments to reflect the proposed acquisition of Perrigo, as if it had occurred on June 30, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo as if it had occurred on June 30, 2015.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated statement of operations for the six months ended June 30, 2015;

•	The unaudited Perrigo condensed consolidated statement of operations for the six months ended June 27, 2015;

•	The unaudited Acquired EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the Acquired EPD Business;

•	The unaudited Omega condensed consolidated statement of operations for the six months ended December 31, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015;

•	The unaudited Omega condensed consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014;

•	Pro forma adjustments to reflect the acquisition of the Acquired EPD Business as if it had occurred on January 1, 2014;

•	Pro forma adjustments to reflect the acquisition of Perrigo, including acquisition adjustments related to Omega, as if it had occurred on January 1, 2014; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo (including Omega) occurred on January 1, 2014.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014, Mylan has utilized the following information:

•	The Mylan Inc. consolidated statement of operations for the year ended December 31, 2014;

•	The unaudited Perrigo condensed consolidated statement of operations for the twelve months ended December 27, 2014;

•	The Acquired EPD Business combined results of operations for the year ended December 31, 2014;

•	The unaudited Omega condensed consolidated statement of operations for the twelve months ended June 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015;

•	Pro forma adjustments to reflect the acquisition of the Acquired EPD Business as if it had occurred on January 1, 2014;

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

•	Pro forma adjustments to reflect the acquisition of Perrigo, including acquisition adjustments related to Omega, as if it had occurred on January 1, 2014; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo (including Omega) as if it had occurred on January 1, 2014.

In preparing the unaudited pro forma condensed combined financial statements, Mylan has utilized the Omega unaudited consolidated statement of operations for the twelve months ended June 30, 2014 and the six months ended December 31, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Form 8-K/A dated June 15, 2015. In addition, Mylan utilized the unaudited consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014. Mylan has presented this financial information for Omega as it believes that it represents the best publicly available information to reflect a complete presentation of the unaudited pro forma condensed combined financial statements on a U.S. GAAP basis and is the most useful presentation for shareholders and other stakeholders. As previously mentioned, Mylan has not had the cooperation of Perrigo management, advisors or auditors and has not received any non-public financial or business information regarding Perrigo (including information regarding Omega).

The unaudited pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations. For accounting purposes, Mylan has been treated as the acquirer in the acquisition of the Acquired EPD Business and proposed acquisition of Perrigo (including Omega). Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary and have been presented solely for the purpose of providing the unaudited pro forma financial information and will be revised as additional information becomes available and as additional analysis is performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and Mylan’s future consolidated results of operations and financial condition.

The acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega) has been accounted for using Mylan’s historical information and accounting policies and combining the assets and liabilities of the Acquired EPD Business and Perrigo (including Omega) at their respective estimated fair values. The assets and liabilities of the Acquired EPD Business have been measured based on various estimates using assumptions that Mylan’s management believes are reasonable and utilizing information currently available. For the assets and liabilities of Perrigo, Mylan allocated the estimated purchase price using its best estimates of fair value. These estimates are based on the most recently available public information. To the extent there are significant changes to the business of Perrigo or adverse impacts from a proposed transaction Mylan is unaware of because of lack of cooperation from management, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet started. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation.

Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred. These costs are not presented in the unaudited pro forma condensed combined statement of operations because they will not have a continuing impact on the consolidated results of operations for Mylan.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

In connection with the proposed acquisition of Perrigo, total acquisition-related transaction costs expected to be incurred by Mylan are estimated to be approximately $135 million (excluding financing fees payable related to the Bridge Credit Agreement). During the six months ended June 30, 2015, transaction costs incurred by Mylan totaled $11.0 million. During the six months ended June 27, 2015, transaction costs incurred by Perrigo, related to the acquisition of Omega, totaled $20.5 million. The estimated transaction costs are reflected in the unaudited pro forma condensed combined balance sheet as of June 30, 2015 as a reduction to cash and cash equivalents with a corresponding decrease to retained earnings. No tax effect was recorded for these costs as their deductibility has not been assessed.

In connection with the acquisition of the Acquired EPD Business, during the six months ended June 30, 2015, transaction costs incurred by Mylan totaled $85.1 million. During the year ended December 31, 2014, transaction costs incurred by Mylan and the Acquired EPD Business totaled $50.2 million and $47.0 million, respectively. These costs are included in the consolidated results of operations and eliminated in the unaudited pro forma condensed combined income statement adjustments.

Reclassifications

Certain reclassifications were made to the historical financial statements of the Acquired EPD Business, Perrigo and Omega to conform to the financial statement presentation adopted by Mylan, which include the following:

Adjustments made to the Acquired EPD Business’s historical combined financial statements for the year ended December 31, 2014:

•	A reclassification of $3.0 million from net foreign exchange losses to other expense, net

Adjustments made to Perrigo’s audited historical consolidated financial statements as of June 27, 2015:

•	A reclassification of $12.7 million from investment securities to prepaid and other current assets

•	A reclassification of $2.26 billion from goodwill and other indefinite lived intangible assets to intangible assets

•	A reclassification of $4.97 billion from goodwill and other indefinite lived intangible assets to goodwill

Adjustments made to Perrigo’s unaudited historical condensed consolidated financial statements for the six months ended June 27, 2015:

•	A reclassification of $38.5 million from distribution expenses to selling, general and administrative expenses

•	A reclassification of $223.7 million from selling expenses to selling, general and administrative expenses

•	A reclassification of $219.7 million from administration expenses to selling, general and administrative expenses

•	A reclassification of $0.9 million from restructuring expenses to selling, general and administrative expenses

Adjustments made to Perrigo’s unaudited historical condensed consolidated financial statements for the twelve months ended December 27, 2014:

•	A reclassification of $57.3 million from distribution expenses to selling, general and administrative expenses

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

•	A reclassification of $206.3 million from selling expenses to selling, general and administrative expenses

•	A reclassification of $343.7 million from administration expenses to selling, general and administrative expenses

•	A reclassification of $34.2 million from restructuring expenses to selling, general and administrative expenses

Adjustments made to Omega’s unaudited historical condensed consolidated financial statements for the three months ended December 31, 2014

•	A reclassification of $17.9 million from distribution expenses to selling, general and administrative expenses

•	A reclassification of $135.9 million from selling expenses to selling, general and administrative expenses

•	A reclassification of $3.2 million from restructuring to selling, general and administrative expenses

Adjustments made to Omega’s unaudited historical condensed consolidated financial statements for the twelve months ended June 30, 2014

•	A reclassification of $86.5 million from distribution expenses to selling, general and administrative expenses

•	A reclassification of $535.7 million from selling expenses to selling, general and administrative expenses

•	A reclassification of $11.2 million from restructuring to selling, general and administrative expenses

Upon consummation of the proposed acquisition of Perrigo, Mylan will review, in detail, Perrigo’s accounting policies. As a result of that review, Mylan may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited condensed combined financial statements. Based upon the publicly available information, Mylan is not aware of any differences that would have a material impact on the unaudited pro forma financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

3. Perrigo Purchase Price

Upon consummation of the proposed acquisition of Perrigo, Perrigo ordinary shareholders will receive $75 of cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share.

Perrigo ordinary shares outstanding as of August 7, 2015	146,279,437
Perrigo ordinary shares to be issued to settle share-based awards (a)	901,724

Total estimated Perrigo ordinary shares to be acquired	147,181,161

Multiplied by equity exchange ratio	2.3

Number of Mylan shares to be issued to Perrigo Shareholders	338,516,670

Multiplied by Mylan closing share price on September 4, 2015	$48.05

Estimated fair value of ordinary shares transferred (in millions)	$16,265.7

Cash consideration per each Perrigo ordinary share to be acquired	$75.00

Estimated cash consideration (in millions)	$11,038.6

Fair value of total consideration transferred (in millions)	$27,304.3

Goodwill (in millions)	$13,160.4

(a)	For purposes of calculating the fair value of the total consideration transferred, Mylan has assumed that upon consummation of the proposed acquisition, Perrigo ordinary shares would be issued to satisfy the exercise of options and settlement of other share-based awards under Perrigo share schemes (assuming exercise of such options and settlement of such awards at target levels of performance) and those shares are each exchanged for $75 in cash and 2.3 Mylan ordinary shares.

4. Perrigo Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The following summarizes the pro forma adjustments in connection with the proposed acquisition of Perrigo to give effect to the acquisition as if it had occurred on January 1, 2014 for purposes of the unaudited pro forma condensed combined statements of operations and on June 30, 2015 for purposes of the unaudited pro forma condensed combined balance sheet. All pro forma adjustments presented below reflect Mylan’s estimated pro forma adjustments for Omega.

(in millions)	Note	Amount
Purchase consideration
Fair value of total consideration transferred	4a	$27,304.3
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Perrigo’s net assets	4c	10,662.8
Elimination of Perrigo’s historical goodwill	4i	(4,971.9)

Net assets to be acquired		5,690.9
Preliminary estimate of fair value adjustments of net assets acquired
Inventories	4e	180.0
Intangible assets, net	4g	11,185.3
Fair value of debt	4j	(34.5)
Deferred income tax liability	4h	(2,877.8)

Goodwill	4i	$13,160.4

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

a. The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10% increase or decrease of the closing price of Mylan’s ordinary shares used to determine the total estimated purchase consideration.

	Price of Mylan Ordinary Shares	Shares Exchanged (in millions)	Calculated Value of Share Consideration (in millions)	Cash Consideration Transferred (in millions)	Total Purchase Price (in millions)	Total Goodwill (in millions)
As of September 4, 2015	$48.05	338.5	$16,265.7	$11,038.6	$27,304.3	$13,160.4
Decrease of 10%	43.25	338.5	14,640.8	11,038.6	25,679.4	11,535.5
Increase of 10%	52.86	338.5	17,894.0	11,038.6	28,932.6	14,788.7

b. As a result of the proposed acquisition, Perrigo shareholders will receive 338,516,670 Mylan ordinary shares as consideration and $11.0 billion in cash.

c. Reflects the acquisition of $10.7 billion of historical book value of net assets of Perrigo as of June 30, 2015.

d. Reflects the recognition of $135.0 million of transaction costs to be incurred by Mylan. Of these costs, $11.0 million was incurred and included in Mylan’s results of operations for the six months ended June 30, 2015. The remaining $124.0 million is expected to be incurred through the consummation of the transaction. These fees are recorded against retained earnings solely for the purposes of this presentation. There is no continuing impact of these transaction costs on the consolidated results of operations and, as such, these fees are not included in the pro forma condensed combined statement of operations.

e. Represents the estimated adjustment to step-up inventory to fair value of $180.0 million. The estimated step-up in inventory is preliminary and is subject to change based upon final determination of the fair values of finished goods and work-in-process inventories. Mylan will reflect the fair value of the inventory of Perrigo as the acquired inventory is sold, which for purposes of the unaudited pro forma condensed combined statement of operations is assumed to occur within the first year after closing.

f. The estimated fair value allocated to Perrigo’s historical property, plant and equipment in the unaudited pro forma condensed combined balance sheet as of June 30, 2015 is based upon a preliminary assumption that the estimated fair value approximates the net book value. Changes in the estimated fair values are expected based on valuation studies and other analysis which have not been performed to date. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date. Accordingly, for the purposes of these unaudited pro forma condensed combined financial statements, Mylan believes, to the best of its knowledge, that the current book values of Perrigo’s (including Omega’s) property, plant and equipment represent the best estimate of fair value.

Based on estimated useful lives averaging approximately 25 years for buildings, for each $50 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $2.0 million.

Based on estimated useful lives averaging approximately 10 years for equipment, for each $30 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $3.0 million.

g. The fair value adjustment estimate for identifiable intangible assets of $11.2 billion is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. Mylan’s assumptions as to the fair value of Perrigo’s identifiable

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

intangible assets are based solely on publicly available information and these assumptions likely will change as it conducts, with the assistance of a third party, a valuation of Perrigo’s identifiable intangible assets following the completion of the proposed acquisition of Perrigo (including Omega).

The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible asset valuations, from the perspective of a market participant, include the estimated net cash flows for each year (including net revenues, cost of sales, research and development costs, selling and marketing costs, and working capital), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream, and other factors. We cannot assure you that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

h. Reflects the deferred income tax liability adjustment of $2.9 billion resulting from fair value adjustments for the inventory, identifiable intangible assets and long-term debt acquired. This estimate was determined based on the excess book basis over the tax basis at a 25.4% weighted average statutory tax rate. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon Mylan’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

i. Reflects the elimination of the historical goodwill amount and the recognition of goodwill related to the proposed acquisition. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The estimated goodwill calculation is preliminary and is subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price. Goodwill is not amortized, but is assessed at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable based on management’s assessment.

j. Reflects an adjustment to the fair value of Perrigo’s debt net of the elimination of the historical unamortized premium and debt issuance costs.

k. The adjustments relate to the elimination of Perrigo’s shareholder’s equity.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

5. Acquired EPD Business Unaudited Pro Forma Condensed Combined Results of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined results of operations are represented by the following:

a. Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the six months ended June 30, 2015 and the year ended December 31, 2014. The increase in amortization expense is recorded as follows:

			Amortization
(in millions, except for useful lives)	Useful Lives	Fair Value	Six Months Ended June 30, 2015	Year Ended December 31, 2014
Products rights and licenses	13 years	$4,523.0	$174.0	$347.9
Contractual rights	2-5 years	320.0	56.3	112.7

		$4,843.0	$230.3	$460.6
Less: historical amortization expense of the Acquired EPD Business			168.0	122.0

			$62.3	$338.6

b. Represents an adjustment to cost of goods sold for the amortization expense related to inventory fair value adjustment.

c. Represents the elimination of transaction costs included in the historical financial statements of Mylan and the Acquired EPD Business. An adjustment totaling $85.1 million was reflected in the unaudited pro forma condensed consolidated statement of operations to eliminate transaction costs incurred by Mylan for the six months ended June 30, 2015. An adjustment totaling $97.2 million was reflected in the pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan and the Acquired EPD Business of $50.2 million and $47.0 million, respectively, for the year ended December 31, 2014. There is no continuing impact of these transaction costs on the consolidated results of operations, and, as such, these fees are not included in the unaudited pro forma condensed consolidated statement of operations.

d. Represents an adjustment to depreciation expense associated with fair value adjustments to the property, plant and equipment for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively.

e. A weighted average effective tax rate of 18.2% was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan could be significantly different depending on the post-closing geographical mix of income and other factors.

f. Adjustment to increase Mylan ordinary shares outstanding after the closing of the EPD Transaction. Abbott and its subsidiaries received 110,000,000 Mylan ordinary shares as consideration for the transfer of the Acquired EPD Business, and in the Merger, each issued and outstanding share of Mylan common stock was converted into the right to receive one Mylan ordinary share. This adjustment is reflected for the year ended December 31, 2014. For the six months ended June 30, 2015 there is an adjustment of 36,700,000 shares. This represents the weighted average impact of the Mylan ordinary shares issued to affect the EPD Transaction. A weighted average is used as the transaction closed on February 27, 2015.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

6. Perrigo Unaudited Combined Income Statement Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statement of operations are represented by the following:

a. Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the six months ended June 30, 2015 and the year ended December 31, 2014. The increase in amortization expense is recorded as follows:

			Amortization
(in millions, except for useful lives)	Useful Lives	Fair Value	Six Months Ended June 30, 2015	Year Ended December 31, 2014
In-process research and development	Indefinite	$2,400.0	—	—
Trade names	Indefinite	2,200.0	—	—

Total indefinite lived intangibles		$4,600.0	—	—

Licensing agreements	15 years	$4,700.0	$156.7	$313.3
Product rights and trademarks	15 years	12,254.0	408.5	816.9

Total definite lived intangibles		$16,954.0	$565.2	$1,130.2

Less: historical amortization expenses of Perrigo			250.4	421.6

			$314.8	$708.6

b. Represents an elimination of historical Omega amortization expense included in cost of sales of $6.7 million and $24.6 million, for the three months ended December 31, 2014 and the twelve months ended June 30, 2014, respectively.

c. Represents an adjustment to cost of goods sold for the amortization expense related to inventory fair value adjustment.

d. Represents the elimination of transaction costs included in the historical financial statements of Mylan and Perrigo. An adjustment totaling $11.0 million was reflected in the pro forma condensed combined statements of operations to eliminate transaction costs incurred by Mylan relating to the proposed acquisition for the six months ended June 30, 2015. An adjustment totaling $20.5 million was reflected in the pro forma condensed combined statement of operations to eliminate transaction costs incurred by Perrigo to acquire Omega for the six months ended June 27, 2015. There is no continuing impact of these transaction costs on the combined operating results, and, as such, these fees are not included in the pro forma condensed combined statement of operations.

e. Adjustment to tax effect the pro forma adjustments. A weighed average effective tax rate of 15.0% was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Perrigo could be significantly different depending on the post-closing geographical mix of income and other factors.

f. Adjustment to increase Mylan ordinary shares outstanding after completion of the proposed acquisition of Perrigo. Under the terms of the offer, as amended on April 29, 2015, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. Refer to Note 3 for the computation of Mylan ordinary shares to be issued in connection with the proposed acquisition of Perrigo. For purposes of the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, the dilutive impacts of share based awards and equity warrants have been excluded from the

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

calculation of the pro forma diluted loss per share, as the effect of including them would have been anti-dilutive, as it would have reduced the pro forma loss per share. The potential dilutive effect of the share based awards and equity warrants represented 28.8 million shares for the six months ended June 30, 2015.

g. To record amortization of the fair value adjustment on the long-term debt assumed in connection with the proposed acquisition. Amortization was $4.8 million and $9.5 million for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively.

7. Financing Adjustments

a. On April 24, 2015, the Company entered into a bridge credit agreement (the “Bridge Credit Agreement”) with the lenders from time to time party thereto and Goldman Sachs Bank USA, as the Administrative Agent in connection with the offer. The Bridge Credit Agreement, amended on April 29, 2015 and on August 6, 2015, provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans up to an aggregate amount of approximately $12.5 billion. The Bridge Facility consists of a Tranche A Loan in an aggregate amount up to $11.0 billion and a Tranche C Loan in an aggregate amount up to $1.5 billion. The Tranche A Loans mature on the day that is 364 days after the Loans are funded, and the Tranche C loans mature on the day that is six months after the Loans are funded. The proceeds of the Bridge Facility will be applied solely to finance the acquisition, directly or indirectly (whether by way of the offer (and subsequent compulsory acquisition) or other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of such acquisition (the “Acquisition”) and costs related to the Acquisition to the extent that the cash portion of the consideration being paid as part of the Acquisition is not funded from our own resources and/or alternative funding sources.

Mylan expects to use the borrowings from the Bridge Facility to finance the proposed acquisition of Perrigo to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources. The unaudited pro forma condensed combined balance sheet is adjusted to reflect Tranche A borrowings of approximately $11.0 billion, which is classified as current in the unaudited pro forma condensed combined balance sheet.

For purposes of these unaudited pro forma condensed combined statement of operations, we have assumed that the amounts outstanding under the Bridge Facility bear interest at LIBOR, plus an estimated margin ranging from 150 - 225 basis points. The pro forma adjustment to interest expense was approximately $104.8 million and $237.1 million for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, at a weighted average rate of approximately 2.2%.

It is assumed that Mylan will incur approximately $390.8 million of debt issuance costs for the Bridge Facility, primarily consisting of financing fees and commitment fees. Since the Bridge Facility has a maturity of less than one year, there is no adjustment to the pro forma condensed combined statement of operations for these debt issuance costs as there is no continuing impact of the Bridge Facility on Mylan’s consolidated results of operations. The fees Mylan will ultimately pay and the level of net debt expected to be incurred could vary significantly from what is assumed in these unaudited pro forma condensed combined financial statements. Variances could arise from multiple factors including: other acquisitions Mylan may pursue, the amount of cash on hand at both Mylan and Perrigo at the time of the closing of the acquisition, actual timing and amount of borrowings and repayments under the Bridge Facility, the actual mix of permanent debt / equity financing, the actual fixed / floating mix of permanent debt financing and Mylan’s credit rating. Accordingly, the estimated debt and interest expense reflected in these unaudited pro forma condensed combined financial statements may change and the change could be significant. A 0.125 percent change in the interest rate could result in an increase or decrease in the pro forma interest expense of approximately $14 million for the year ended December 31, 2014.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements - Continued

b. On December 2, 2014, Perrigo issued $1.6 billion principal amount of Senior Notes to finance the acquisition of Omega. Mylan has included a pro forma interest expense adjustment of $59.0 million to reflect the estimated additional annual interest expense to be incurred under these Senior Notes for the period ended December 31, 2014. Interest related to this debt was included in Perrigo historical results for the six months ended June 30, 2015, as such no pro forma adjustment was necessary.

c. A weighted average statutory tax rate of 15.0% was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Perrigo could be significantly different depending on the post-closing geographical mix of income and other factors.

8. Comparative Per Share Information

The following table sets forth selected historical share information of Mylan and unaudited pro forma share information of Mylan after giving effect to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo. You should read this information in conjunction with the Mylan, Abbott and Perrigo documents detailed in the section titled “Incorporation of Certain Documents by Reference” beginning on page 166 and the Omega audited consolidated financial statements included in Appendix IV to this prospectus/offer to exchange.

	Mylan N.V.
	Six Months Ended		Year Ended
	June 30, 2015		December 31, 2014
(in millions, except per share amounts)	Historical	Pro Forma	Historical	Pro Forma
Earnings (loss) per ordinary share attributable to Mylan ordinary shareholders:
Basic	$0.49	$(0.28)	$2.49	$0.51

Diluted	$0.46	$(0.28)	$2.34	$0.50

Weighted average ordinary shares outstanding:
Basic	454.0	829.2	373.7	822.2

Diluted	482.8	829.2	398.0	846.5

Notes to Unaudited Pro Forma Financial Statements - Continued

9. Reconciliation of Perrigo’s Unaudited Historical Statement of Operations

A reconciliation of Perrigo’s unaudited historical statement of operations for the twelve months ended December 27, 2014 is as follows:

Consolidated Statements of Income

(in millions)

				Perrigo Twelve Months Ended December 27, 2014
	Twelve Months Ended June 28, 2014	Six Months Ended
		December 27, 2014	December 28, 2013
Net sales	$4,060.8	$2,023.1	$1,912.4	$4,171.5
Cost of sales	2,613.1	1,317.6	1,195.4	2,735.3

Gross profit	1,447.7	705.5	717.0	1,436.2

Operating expenses
Distribution	55.3	29.2	27.2	57.3
Research and development	152.5	89.8	69.8	172.5
Selling	208.6	95.3	97.6	206.3
Administration	411.3	165.5	233.2	343.6
Write-off of in-process research and development	6.0	—	6.0	—
Restructuring charges	47.0	4.2	17.0	34.2

Total	880.7	384.0	450.8	813.9

Operating income	567.0	321.5	266.2	622.3
Interest expense, net	103.5	56.7	51.1	109.1
Other expense (income), net	12.4	61.9	5.1	69.2
Loss on sales of investments	12.7	—	—	12.7
Total loss on extinguishment of debt	165.8	9.6	165.8	9.6

Income from continuing operations before income taxes	272.6	193.3	44.2	421.7
Income tax expense	67.3	26.8	18.9	75.2

Net income	$205.3	$166.5	$25.3	$346.5

Notes to Unaudited Pro Forma Financial Statements - Continued

A reconciliation of Perrigo’s unaudited historical statement of operations for the six months ended June 27, 2015 is as follows:

Consolidated Statements of Income

(in millions)

	Twelve Months Ended June 27, 2015	Six Months Ended December 27, 2014	Perrigo Six Months Ended June 27, 2015
Net sales	$4,603.9	$2,023.1	$2,580.8
Cost of sales	2,891.4	1,317.6	1,573.8

Gross profit	1,712.5	705.5	1,007.0

Operating expenses
Distribution	67.7	29.2	38.5
Research and development	187.8	89.8	98.0
Selling	319.0	95.3	223.7
Administration	385.2	165.5	219.7
Restructuring charges	5.1	4.2	0.9

Total	964.8	384.0	580.8

Operating income	747.7	321.5	426.2
Interest expense, net	146.0	56.7	89.3
Other expense (income), net	343.2	61.9	281.3
Total loss on extinguishment of debt	10.5	9.6	0.9

Income from continuing operations before income taxes	248.0	193.3	54.7
Income tax expense	120.0	26.8	93.2

Net income	$128.0	$166.5	$(38.5)

Mylan’s fiscal year ends on December 31. Perrigo’s fiscal year is a 52- or 53-week period, which ends the Saturday on or about June 30. In 2014, Perrigo’s fiscal year ended on June 28. As the fiscal years differ by more than 93 days, financial information for Perrigo for the twelve months ended June 28, 2014 and the six months ended December 27, 2014 and December 28, 2013 have been used in preparation of the December 31, 2014 unaudited pro forma condensed combined financial statements. The Perrigo financial information for the twelve months ended December 27, 2014 was derived by adding the audited consolidated statement of operations of Perrigo for the year ended June 28, 2014 to the unaudited condensed consolidated statement of operations of Perrigo for the six months ended December 27, 2014 and deducting the unaudited condensed consolidated statement of operations of Perrigo for the six months December 28, 2013.

In 2015, Perrigo’s fiscal year ended on June 27. Financial information for Perrigo’s twelve months ended June 27, 2015 and the six months ended December 27, 2014 have been used in the preparation of the June 30, 2015 unaudited pro forma condensed combined financial statements. The Perrigo financial information for the six months ended June 27, 2015 was derived by deducting the unaudited condensed consolidated statement of operations of Perrigo for the six months ended December 27, 2014 from the audited consolidated financial statements for the fiscal year ended June 27, 2015.

Notes to Unaudited Pro Forma Financial Statements - Continued

10. Reconciliation of Omega’s Unaudited Historical Statement of Operations

A reconciliation of Omega’s unaudited historical statement of operations for the three months ended December 31, 2014, converted to U.S. GAAP and U.S. Dollars by Perrigo, is as follows:

Consolidated Statement of Operations

(in millions)

	Six Months Ended December 31, 2014	Three Months Ended September 30, 2014	Omega Three Months Ended December 31, 2014
Net sales	$806.0	$412.4	$393.6
Cost of sales	389.1	184.1	205.0

Gross profit	416.9	228.3	188.6

Operating expenses
Distribution	38.9	21.0	17.9
Research and development	22.4	11.2	11.2
Selling and Administration	270.4	134.5	135.9
Restructuring charges	4.6	1.4	3.2
Other expense (income)	4.3	(2.2)	6.5

Total	340.6	165.9	174.7

Operating income	76.3	62.4	13.9

Interest expense, net	26.5	13.8	12.7
Other expense (income), net	13.0	5.7	7.3

Income from continuing operations before income taxes	36.8	42.9	(6.1)
Income tax benefit	(13.4)	(6.5)	(6.9)

Net income	$50.2	$49.4	$0.8

The Omega financial information for the three months December 31, 2014 was derived by deducting Omega’s unaudited condensed consolidated statement of operations for the three months ended September 30, 2014 from the unaudited condensed consolidated statement of operations for the six months ended December 31, 2014.

11. Additional Unaudited Pro Forma Financial Information

On August 13, 2015, Mylan announced that it exercised its option to formally reduce the acceptance condition to the offer to greater than 50% of Perrigo ordinary shares. The unaudited pro forma condensed combined financial information presented in this prospectus/offer to exchange was prepared on the basis of certain assumptions, including, consistent with customary practice in similar transactions, the acquisition of 100% of Perrigo’s ordinary shares. In the event that Mylan does not acquire 100% of Perrigo’s ordinary shares, Mylan’s share of the total shareholder equity and net income (loss) of Perrigo would be correspondingly reduced by the interests of the remaining shareholders in Perrigo’s ordinary shares. The following unaudited pro forma financial information summarizes the potential impact of Mylan owning less than 100% of Perrigo’s ordinary shares and supplements the information presented in this prospectus/offer to exchange.

Notes to Unaudited Pro Forma Financial Statements - Continued

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information

(Unaudited, in millions)	June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total assets	$61,772.4	$61,649.6	$61,515.6
Long-term debt, including current portion	18,993.4	21,693.4	24,393.4
Total liabilities	30,795.4	33,495.4	36,195.4
Total equity, excluding noncontrolling interest	17,350.7	21,326.7	25,318.8
Noncontrolling interest	13,626.3	6,827.5	1.4
Total equity	30,977.0	28,154.2	25,320.2

Selected Unaudited Pro Forma Condensed Combined Statements of Operations Information

(Unaudited, in millions except per share amounts)	Year Ended December 31, 2014
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total revenues	$15,574.7	$15,574.7	$15,574.7
Earnings from operations	1,357.3	1,357.3	1,357.3
Interest expense	674.6	731.6	788.0
Earnings before income taxes and noncontrolling interest	521.2	464.2	407.8
Net loss (earnings) attributable to the noncontrolling interest	156.0	76.3	(3.7)
Net earnings attributable to Mylan N.V. ordinary shareholders	679.3	551.2	423.2
Earnings per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$1.04	$0.75	$0.51
Diluted	$1.00	$0.72	$0.50
Weighted average ordinary shares outstanding:
Basic	653.3	737.6	822.2
Diluted	677.6	761.9	846.5

(Unaudited, in millions except per share amounts)	Six Months Ended June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total revenues	$7,464.8	$7,464.8	$7,464.8
Earnings from operations	489.7	489.7	489.7
Interest expense	323.9	349.7	375.4
Loss before income taxes and noncontrolling interest	(144.3)	(170.0)	(195.7)
Net loss (earnings) attributable to the noncontrolling interest	210.3	105.3	(0.1)
Net earnings (loss) attributable to Mylan N.V. ordinary shareholders	25.7	(101.2)	(228.5)
Earnings (loss) per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$0.04	$(0.14)	$(0.28)
Diluted	$0.04	$(0.14)	$(0.28)
Weighted average ordinary shares outstanding:
Basic	660.3	744.6	829.2
Diluted	689.1	744.6	829.2

Notes to Unaudited Pro Forma Financial Statements - Continued

a.	Basis of Presentation

For purposes of the presentation of the additional unaudited pro forma financial information, Mylan has assumed that Perrigo will become a majority-owned subsidiary over which Mylan will be able exercise control at the acquisition date. Under Irish law, as a majority owner of Perrigo, Mylan would have the ability to determine the composition of Perrigo’s board of directors, as well as Perrigo’s management team, and effectively control Perrigo’s operations on a day-to-day basis. Pro forma income (loss) attributable to the Perrigo noncontrolling interest has been allocated based upon the relative ownership percentages. The noncontrolling interest related to Perrigo is recorded within the equity section but separate from Mylan’s equity in the selected unaudited pro forma condensed combined balance sheet information. For the purpose of the presentation of the ownership levels at less than 100% in the selected unaudited pro forma condensed combined statement of operations information, Mylan applied push down accounting for the acquisition related adjustments. Mylan did not apply push down accounting for the financing related adjustments.

b.	Purchase Price

Upon consummation of the proposed acquisition of Perrigo, Perrigo ordinary shareholders will receive $75 of cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. The following table presents the number of Mylan ordinary shares and cash consideration assumed issued at the various ownership levels.

(Unaudited)
Ownership level	50.1%	75.0%	100%
Perrigo ordinary shares outstanding as of August 7, 2015	146,279,437	146,279,437	146,279,437
Perrigo ordinary shares to be issued to settle share-based awards	901,724	901,724	901,724

Total estimated Perrigo ordinary shares available to be acquired	147,181,161	147,181,161	147,181,161

Perrigo shares acquired by Mylan	73,737,762	110,385,871	147,181,161

Multiplied by equity exchange ratio	2.3	2.3	2.3

Number of Mylan shares to be issued to Perrigo Shareholders	169,596,852	253,887,503	338,516,670

Multiplied by Mylan closing price on September 4, 2015	$48.05	$48.05	$48.05

Estimated fair value of ordinary shares transferred (in millions)	$8,149.1	$12,199.3	$16,265.7

Cash consideration per each Perrigo ordinary shares to be acquired	$75.00	$75.00	$75.00

Estimated cash consideration (in millions)	$5,530.3	$8,278.9	$11,038.6

Fair value of total consideration transferred (in millions)	$13,679.4	$20,478.2	$27,304.3

Implied fair value of Perrigo noncontrolling interest (in millions)	$13,624.9	$6,826.1	$—

The implied fair value of the noncontrolling interest is based upon the per share fair value of the total consideration transferred at the acquisition date and excludes any potential control premium or minority interest discount. If there is an active market price for Perrigo’s ordinary shares at the acquisition date, the fair value will be determined based upon the active market price.

Notes to Unaudited Pro Forma Financial Statements - Continued

c.	Debt and Interest Expense

On April 24, 2015, the Company entered into the Bridge Credit Agreement with the lenders from time to time party thereto and Goldman Sachs Bank USA, as the Administrative Agent in connection with the offer. The Bridge Credit Agreement, as amended on April 29, 2015 and August 6, 2015, provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans up to an aggregate amount of approximately $12.5 billion. The Bridge Facility consists of a Tranche A Loan in an aggregate amount up to $11.0 billion and a Tranche C Loan in an aggregate amount up to $1.5 billion. The Tranche A Loans mature on the day that is 364 days after the Loans are funded, and the Tranche C loans mature on the day that is six months after the Loans are funded. The proceeds of the Bridge Facility will be applied solely to finance the acquisition, directly or indirectly (whether by way of the offer (and subsequent compulsory acquisition) or other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of the Acquisition and costs related to the Acquisition to the extent that the cash portion of the consideration being paid as part of the Acquisition is not funded from our own resources and/or alternative funding sources.

Mylan expects to use the borrowings from the Bridge Facility to finance the proposed acquisition of Perrigo to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources. For purposes of the unaudited pro forma financial information, we have reflected Tranche A borrowings and related debt issuance costs based upon the following ownership levels.

(Unaudited, in millions)
Ownership level	50.1%	75.0%	100%
Estimated Tranche A borrowings	$5,600	$8,300	$11,000
Debt issuance costs	$242.3	$316.5	$390.8

For purposes of this unaudited pro forma financial information, we have assumed that the amounts outstanding under the Bridge Facility bear interest at LIBOR, plus an estimated margin ranging from 150-225 basis points. The following table presents the pro forma adjustment to interest expense at the various ownership levels for the six months ended June 30, 2015 and the year ended December 31, 2014, respectively, at a weighted average rate of approximately 2.2%. For all three scenarios presented below for the year ended December 31, 2014, Mylan has included a pro forma interest expense adjustment of $59.0 million to reflect the estimated additional annual interest expense to be incurred by Perrigo for $1.6 billion principal amount of Senior Notes issued on December 2, 2014 to finance the acquisition of Omega Pharma Invest N.V. Interest related to this debt was included in Perrigo historical results for the six months ended June 30, 2015, as such no pro forma adjustment was necessary.

(Unaudited, in millions)
Ownership level	50.1%	75.0%	100%
Pro forma interest expense adjustment for the six months ended June 30, 2015	$53.3	$79.1	$104.8
Pro forma interest expense adjustment for the year ended December 31, 2014	$182.7	$239.7	$296.1

FORWARD-LOOKING STATEMENTS

This prospectus/offer to exchange, and the documents incorporated herein by reference, contain “forward-looking statements.” Such forward-looking statements may include, without limitation, statements about the proposed transaction, Mylan’s acquisition (the “EPD Transaction”) of Mylan Inc. and Abbott Laboratories’ non-U.S. developed markets specialty and branded generics business (the “Acquired EPD Business”), the benefits and synergies of the proposed transaction or EPD Transaction, future opportunities for Mylan, Perrigo, or the combined company and products, and any other statements regarding Mylan’s, Perrigo’s, or the combined company’s future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competition, and other expectations and targets for future periods. These may often be identified by the use of words such as “will,” “may,” “could,” “should,” “would,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue,” “target” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: uncertainties related to the proposed transaction, including as to the timing of the offer and a compulsory acquisition, whether Perrigo will cooperate with Mylan and whether Mylan will be able to consummate the offer and a compulsory acquisition, the possibility that competing offers will be made, the possibility that the conditions to the consummation of the offer will not be satisfied, and the possibility that Mylan will be unable to obtain regulatory approvals for the offer or be required, as a condition to obtaining regulatory approvals, to accept conditions that could reduce the anticipated benefits of the offer; the ability to meet expectations regarding the accounting and tax treatments of the proposed transaction and the EPD Transaction; changes in relevant tax and other laws, including but not limited to changes in healthcare and pharmaceutical laws and regulations in the U.S. and abroad; the integration of Perrigo and the Acquired EPD Business being more difficult, time-consuming, or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients, or suppliers) being greater than expected following the proposed transaction and the EPD Transaction; the retention of certain key employees of Perrigo and the Acquired EPD Business being difficult; the possibility that Mylan may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction and the EPD Transaction within the expected time-frames or at all and to successfully integrate Perrigo and the Acquired EPD Business; expected or targeted future financial and operating performance and results; the capacity to bring new products to market, including but not limited to where Mylan uses its business judgment and decides to manufacture, market, and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); any regulatory, legal, or other impediments to our ability to bring new products to market; success of clinical trials and our ability to execute on new product opportunities; the scope, timing, and outcome of any ongoing legal proceedings and the impact of any such proceedings on financial condition, results of operations and/or cash flows; the ability to protect intellectual property and preserve intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; the impact of competition; changes in the economic and financial conditions of the businesses of Mylan, Perrigo, or the combined company; the inherent challenges, risks, and costs in identifying, acquiring, and integrating complementary or strategic acquisitions of other companies, products or assets and in achieving anticipated synergies; uncertainties and matters beyond the control of management; and inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements, and the providing of estimates of financial measures, in accordance with GAAP and related standards or on an adjusted basis. For more detailed information on the risks and uncertainties associated with the Company’s business activities, see the risks described in Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, Mylan N.V.’s Quarterly Report on Form 10-Q for the three months ended March 31, 2015 and the six months ended June 30, 2015 and our other filings with the SEC. These risks, as well as other risks associated with the Company, Perrigo and the combined company are also more fully discussed in the section entitled “Risk Factors” beginning on page 22 of this prospectus/offer to exchange. You can access Mylan’s filings with the SEC through the SEC website at www.sec.gov, and the Company strongly encourages you to do so. The Company undertakes no obligation to update any statements herein for revisions or changes after the filing date of this prospectus/offer to exchange, except as required by law.

All subsequent written or oral forward-looking statements concerning the offer, compulsory acquisition or other matters addressed in this prospectus/offer to exchange and attributable to Mylan or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

LEGAL MATTERS

NautaDutilh N.V., our Dutch counsel, has provided an opinion regarding the validity of the Mylan ordinary shares to be issued pursuant to the offer.

RESPONSIBILITY STATEMENT

The directors of Mylan accept responsibility for the information contained in this document, save that the only responsibility accepted by the directors of Mylan in respect of the information in this document relating to Perrigo, the Perrigo Group, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

DEALING DISCLOSURE REQUIREMENTS

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Perrigo or Mylan, all ‘dealings’ in any ‘relevant securities’ of Perrigo or Mylan (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (New York time) on the ‘business’ day following the date of the relevant transaction. This requirement will continue until the date on which the ‘offer period’ ends. If two or more persons cooperate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Perrigo or Mylan, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Perrigo by Mylan or ‘relevant securities’ of Mylan by Perrigo, or by any party acting in concert with either of them, must also be disclosed by no later than 12:00 noon (New York time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

Interests in securities arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.

Goldman Sachs International, which is authorized by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial advisers to Mylan and no one else in connection with Mylan’s proposed acquisition of Perrigo and will not be responsible to anyone other than Mylan for providing the protections afforded to clients of Goldman Sachs International, Goldman, Sachs & Co or any of their affiliates, nor for providing advice in relation to Mylan’s acquisition of Perrigo or any other matters referred to in this document. Neither Goldman Sachs International nor Goldman, Sachs & Co. nor any of their affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Goldman Sachs International, Goldman, Sachs & Co. or any of their affiliates in connection with this document, any statement contained herein, Mylan’s proposed acquisition of Perrigo or otherwise.

NO PROFIT FORECAST / ASSET VALUATION

The statement “Mylan expects the combination of Mylan and Perrigo will result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer” included in this prospectus/offer to exchange should not be construed as a profit forecast or interpreted to mean that the combined earnings of Mylan and Perrigo in any period following the date of this prospectus/offer to exchange would necessarily match or be greater than or be less than those of Mylan and/or Perrigo for the relevant preceding financial period or any other period. No other statement in this document is intended to constitute a profit forecast for any period, nor should any other statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Mylan or Perrigo as appropriate. No statement in this document constitutes an asset valuation.

EXPERTS

The consolidated financial statements, and the related consolidated financial statement schedule, incorporated by reference into this prospectus/offer to exchange from Mylan N.V.’s Current Report on Form 8-K filed on June 11, 2015, and the effectiveness of Mylan Inc.’s internal control over financial reporting as of December 31, 2014 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein. Such consolidated financial statements and consolidated financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of the Acquired EPD Business appearing in Mylan N.V.’s Current Report on Form 8-K/A dated March 26, 2015 at and for the year ended December 31, 2014 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein, and incorporated herein by reference (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott). Such combined financial statements of the Acquired EPD Business are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The combined financial statements of the Acquired EPD Business as of December 31, 2013 and December 31, 2012 and for each of the three years in the period ended December 31, 2013 incorporated by reference in this prospectus/offer to exchange from Mylan Inc.’s Proxy Statement on Schedule 14A filed December 24, 2014 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated by reference herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott), and such combined financial statements are incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Perrigo’s consolidated financial statements and the effectiveness of Perrigo’s internal control over financial reporting as of June 27, 2015, have been audited by an independent registered public accounting firm, as stated in their reports thereon, included therein. Perrigo acquired Omega and Gelcaps Exportadora de Mexico, S.A. de C.V. (“Gelcaps”) during the fourth quarter of fiscal year 2015, and Perrigo management has excluded Omega and Gelcaps from its evaluation of internal control over financial reporting as of June 27, 2015. Pursuant to Rule 439 under the Securities Act, we require the consent of Perrigo’s independent registered public accounting firm to incorporate by reference in this prospectus/offer to exchange their audit report included in Perrigo’s Annual Report on Form 10-K for the year ended June 27, 2015 or to refer to them by name in this prospectus/offer to exchange. The SEC has granted Mylan dispensation from such consent requirement pursuant to Rule 437 under the Securities Act. We have requested consent from Perrigo’s independent registered public accounting firm and, as of the date hereof, we have not received it. If we receive this consent and/or acknowledgment, we will promptly file it as an exhibit to our registration statement of which this prospectus/offer to exchange forms a part. Because we have not been able to obtain the consent of Perrigo’s independent registered public accounting firm to incorporate by reference their audit reports, you may not be able to assert a claim against Perrigo’s independent registered public accounting firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Perrigo’s independent registered public accounting firm or any omissions to state a material fact required to be stated therein.

An auditor’s report was issued on Omega’s financial statements as of and for the year ended December 31, 2014 included in Appendix IV to this prospectus/offer to exchange. Pursuant to Rule 436 under the Securities Act, we are required to obtain the consent of Omega’s statutory audit firm to include in this prospectus/offer to exchange their audit report with respect to Omega’s financial statements as of and for the year ended December 31, 2014 and to refer to them by name in this prospectus/offer to exchange. The SEC has granted Mylan dispensation from such consent requirement pursuant to Rule 437 under the Securities Act. We have requested consent from Omega’s statutory audit firm and, as of the date hereof, have not received such consent. If we receive this consent, we will promptly file it as an exhibit to our registration statement of which this prospectus/offer to exchange forms a part. Because we have not been able to obtain the consent of Omega’s statutory audit firm to include their audit reports, you may not be able to assert a claim against Omega’s statutory audit firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Omega’s statutory audit firm or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website from which interested parties can electronically access our SEC filings, including the Registration Statement of which this prospectus/offer to exchange forms a part and the exhibits and schedules thereto. The address of that site is http://www.sec.gov. Our Internet website address is www.mylan.com. Information on our website does not constitute a part of this prospectus/offer to exchange.

We have filed a Registration Statement on Form S-4 to register with the SEC the offer and sale of the Mylan ordinary shares to be issued in the offer and any compulsory acquisition. This prospectus/offer to exchange is a part of that Registration Statement. This prospectus/offer to exchange, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the exhibits and schedules thereto as permitted by the rules and regulations of the SEC and the Irish Takeover Rules. For further information about us and our ordinary shares, you should refer to the Registration Statement to which this prospectus/offer to exchange relates, including the exhibits and schedules to the Registration Statement. We may also file amendments to that Registration Statement. In addition, on September 14, 2015, we will file with the SEC a tender offer statement on Schedule TO under the Exchange Act, together with exhibits, to furnish certain information about the offer. We may also file amendments to the Schedule TO. You should read these documents as they will contain important information. These documents will not be sent to you in hard copy form. You may obtain copies of the Form S-4 and Schedule TO (and any amendments to those documents) by contacting the information agent as directed on the back cover of this prospectus/offer to exchange. You may also request that the information agent sends you all future documents, announcements and information in relation to the offer in hard copy form.

This prospectus/offer to exchange is accompanied by Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, Mylan Inc.’s Amendment No. 1 to the Annual Report for the year ended December 31, 2014 filed on April 30, 2015 and Mylan’s Current Report on Form 8-K filed on June 11, 2015, which updated certain financial information included in the related Annual Report on Form 10-K. This prospectus/offer to exchange is also accompanied by Mylan’s Quarterly Report on Form 10-Q for the six months ended June 30, 2015.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be part of this prospectus/offer to exchange, except for any information that is superseded or modified by information included directly in this prospectus/offer to exchange. This prospectus/offer to exchange incorporates by reference the documents set forth below (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K) that Mylan and Perrigo have previously filed or furnished with the SEC. These documents contain important information about Mylan and Perrigo and their financial condition, business and results. In addition, Mylan N.V. is considered the successor to Mylan Inc. for certain purposes under both the Securities Act and the Exchange Act, including for purposes of incorporation of certain documents by reference.

Mylan Inc. Filings (File No. 001-09114) Mylan N.V. (successor to Mylan Inc.) Filings (File No. 333-199861)	Period
Annual Report on Form 10-K	Year Ended December 31, 2014, as filed on March 2, 2015 (amended April 30, 2015).

Quarterly Report on Form 10-Q	Three Months Ended March 31, 2015 as filed on May 8, 2015 and Six Months Ended June 30, 2015 as filed on August 6, 2015.

Current Reports on Form 8-K	Filed on February 27, 2015 (regarding the closing of Mylan’s acquisition of the Acquired EPD Business, amended March 26, 2015), February 27, 2015 (regarding a press release announcing the closing of Mylan’s acquisition of the Acquired EPD Business), April 3, 2015, April 6, 2015, April 8, 2015, April 24, 2015 (relating to the bridge loan credit facility), April 29, 2015, May 1, 2015, May 7, 2015, June 1, 2015, June 8, 2015, June 11, 2015, June 15, 2015, June 19, 2015, July 21, 2015, July 23, 2015, July 27, 2015 (regarding a press release announcing the record date for Mylan’s extraordinary general meeting of shareholders), July 27, 2015 (regarding the foundation’s exercise of its call option), August 6, 2015, August 7, 2015 and September 2, 2015.

Proxy Statement on Schedule 14A regarding the Acquired EPD Business	Filed on December 24, 2014.

Proxy Statement on Schedule 14A	Filed on March 10, 2014.

Perrigo Filings (File No. 001-36353)	Period
Annual Report on Form 10-K (except for the reports of Perrigo’s independent public accountants contained therein, which is not incorporated herein by reference because the consent of Perrigo’s independent public accountants has not yet been obtained)	Fiscal Year Ended June 27, 2015, as filed on August 13, 2015.

Current Reports on Form 8-K	Filed on August 5, 2015 and August 12, 2015.

Proxy Statement on Schedule 14A	Filed on October 1, 2014.

Mylan hereby further incorporates by reference additional documents that Mylan or Perrigo may file with the SEC pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act on and after the date of this prospectus/offer to exchange and prior to the consummation or termination of the offer (other than the portions of those documents not deemed to be filed and any report of Perrigo’s independent public accountants contained therein, which is not incorporated herein by reference because the consent of Perrigo’s independent public accountants has not yet been obtained nor has exemptive relief been granted to Mylan by the SEC). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and certain Current Reports on Form 8-K (or portions thereof) that are “filed” with the SEC. A hard copy of the documents incorporated by reference into this prospectus/offer to exchange will not be sent to you unless requested.

See also “Note on Information Concerning Perrigo” beginning on page i of this prospectus/offer to exchange.

You can obtain any of the documents incorporated by reference in this prospectus/offer to exchange upon written or oral request to the information agent at Innisfree M&A Incorporated, 501 Madison Avenue, New York, NY 10022, +1 (877) 750-9499 (toll free), +1 (212) 750-5833 (banks and brokers), Mylan’s Irish counsel at Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland, +353 1 618 0000 or from the SEC through the SEC’s website at the address described above. Documents incorporated by reference are available from the information agent without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus/offer to exchange. A hard copy of the documents incorporated by reference into this prospectus/offer to exchange will not be sent to you unless requested

IF YOU WOULD LIKE TO REQUEST DOCUMENTS FROM MYLAN, PLEASE CONTACT THE INFORMATION AGENT OR MYLAN’S IRISH COUNSEL NO LATER THAN NOVEMBER 6, 2015, WHICH IS FIVE BUSINESS DAYS BEFORE THE EXPIRATION DATE, TO RECEIVE THEM BEFORE THE EXPIRATION DATE OF MYLAN’S OFFER. IF YOU REQUEST ANY INCORPORATED DOCUMENTS, THE INFORMATION AGENT OR MYLAN’S IRISH COUNSEL WILL MAIL THEM TO YOU BY FIRST-CLASS MAIL, OR OTHER EQUALLY PROMPT MEANS, WITHIN ONE BUSINESS DAY OF RECEIPT OF YOUR REQUEST.

WE ARE ONLY RESPONSIBLE FOR THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS/OFFER TO EXCHANGE IN MAKING YOUR DECISION WHETHER TO TENDER YOUR PERRIGO ORDINARY INTO THE OFFER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT DIFFERS FROM THAT CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE. THIS PROSPECTUS/OFFER TO EXCHANGE IS DATED SEPTEMBER 14, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS/OFFER TO EXCHANGE IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS PROSPECTUS/OFFER TO EXCHANGE TO SHAREHOLDERS NOR THE ISSUANCE OF MYLAN ORDINARY SHARES IN THE OFFER SHALL CREATE ANY IMPLICATION TO THE CONTRARY.

ENFORCEABILITY OF CIVIL LIABILITIES

WE ARE ORGANIZED AND EXISTING UNDER THE LAWS OF THE NETHERLANDS, AND, AS SUCH, THE RIGHTS OF HOLDERS OF THE ORDINARY SHARES AND THE CIVIL LIABILITY OF OUR DIRECTORS AND OFFICERS WILL BE GOVERNED IN CERTAIN RESPECTS BY THE LAWS OF THE NETHERLANDS AND OUR ARTICLES. IN ADDITION, A SUBSTANTIAL PORTION OF OUR ASSETS WILL BE LOCATED OUTSIDE OF THE UNITED STATES. UNDER OUR ARTICLES, UNLESS WE CONSENT IN WRITING TO THE SELECTION OF AN ALTERNATIVE FORUM, THE COMPETENT COURTS OF AMSTERDAM, THE NETHERLANDS WILL BE THE SOLE AND EXCLUSIVE FORUM FOR ANY ACTION ASSERTING A CLAIM FOR BREACH OF A DUTY OWED BY ANY OF OUR DIRECTORS, OFFICERS, OR OTHER EMPLOYEES (INCLUDING ANY OF OUR FORMER DIRECTORS, FORMER OFFICERS, OR OTHER FORMER EMPLOYEES TO THE EXTENT SUCH CLAIM ARISES FROM SUCH DIRECTOR, OFFICER, OR OTHER EMPLOYEE’S BREACH OF DUTY WHILE SERVING AS OUR DIRECTOR, OFFICER, OR EMPLOYEE) TO US OR OUR SHAREHOLDERS; ANY ACTION ASSERTING A CLAIM ARISING PURSUANT TO OR OTHERWISE BASED ON ANY PROVISION OF DUTCH LAW OR OUR ARTICLES; ANY ACTION ASSERTING A CLAIM THAT IS MANDATORILY SUBJECT TO DUTCH LAW; OR TO THE EXTENT PERMITTED UNDER DUTCH LAW, ANY DERIVATIVE ACTION OR PROCEEDING BROUGHT ON BEHALF OF US, IN EACH SUCH CASE SUBJECT TO SUCH COURT HAVING PERSONAL JURISDICTION OVER THE INDISPENSABLE PARTIES NAMED AS DEFENDANTS THEREIN.

AS A RESULT, IT MAY BE MORE DIFFICULT FOR HOLDERS OF THE ORDINARY SHARES TO SERVE PROCESS ON US OR OUR DIRECTORS AND OFFICERS IN THE UNITED STATES OR OBTAIN OR ENFORCE JUDGMENTS FROM U.S. COURTS AGAINST US OR OUR DIRECTORS AND OFFICERS BASED ON THE CIVIL LIABILITY PROVISIONS OF THE U.S. SECURITIES LAWS. THERE IS DOUBT AS TO WHETHER THE COURTS OF THE NETHERLANDS WOULD ENFORCE CERTAIN CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS IN ORIGINAL ACTIONS OR ENFORCE CLAIMS FOR PUNITIVE DAMAGES. UNDER OUR ARTICLES, WE INDEMNIFY AND HOLD HARMLESS OUR DIRECTORS AND OFFICERS AGAINST ALL CLAIMS AND SUITS BROUGHT AGAINST THEM, SUBJECT TO LIMITED EXCEPTIONS.

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF MYLAN

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Mylan are incorporated by reference from the Annual Report on Form 10-K filed on March 2, 2015 and amended on April 30, 2015. The business address of each director and officer is care of Mylan N.V., Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL, England. Unless otherwise indicated, the current business telephone of each director and officer is +44 (0) 1707-853-000. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Mylan. None of the directors and officers of Mylan has, during the past ten years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. Federal or state securities laws, or a finding of any violation of U.S. Federal or state securities laws. Each director and officer is a citizen of the United States, except for Mr. Malik, who is a citizen of India.

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APPENDIX I

CONDITIONS TO AND CERTAIN FURTHER TERMS OF THE OFFER

The offer to be made by Mylan will comply with the Irish Takeover Rules and applicable US tender offer rules and will be subject to the terms and conditions set out in this prospectus/offer to exchange. The offer will be governed by the laws of Ireland and the US and will be subject to the jurisdiction of the courts of Ireland and the US.

Part A: Conditions of the Offer

The offer will be subject to the following conditions:

Acceptance Condition

(a)	valid acceptances being received (and not validly withdrawn) by not later than 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Mylan may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules, determine) in respect of Perrigo Shares Affected representing more than 50% in nominal value of the Maximum Perrigo Shares Affected, which carry, or if allotted and issued, or re-issued from treasury would carry, more than 50% of the voting rights attaching to the Maximum Perrigo Shares Affected, provided that this condition shall not be satisfied unless Mylan shall have acquired or agreed to acquire (whether pursuant to the offer or otherwise) Perrigo shares carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Perrigo, including for this purpose (except to the extent otherwise agreed with the Irish Takeover Panel) any such voting rights attaching to Perrigo shares that are unconditionally allotted or issued before the offer becomes or is declared unconditional as to acceptances whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, and provided that unless Mylan otherwise determines, this condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived;

For the purposes of the conditions in Appendix I:

(i)	Perrigo shares which have been unconditionally allotted shall be deemed to carry the voting rights they will carry upon issue; and

(ii)	the expression “Perrigo Shares Affected” shall mean:

(A)	Perrigo shares which have been issued or unconditionally allotted on, or before, the date the offer is made, but excluding any such Perrigo shares which are cancelled after the date on which the offer is made or which are held, or become held, as treasury shares; and

(B)	Perrigo shares which have been issued or unconditionally allotted after the date on which the offer is made but before the time at which the offer closes, or such earlier date as Mylan may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), but excluding any such Perrigo shares which are cancelled after the date on which the offer is made or which are held, or become held, as treasury shares; and

(C)	Perrigo shares which have been re-issued from treasury after the date on which the offer is made but before the time at which the offer closes, or such earlier date as Mylan may, subject to the Irish Takeover Rules, decide (not being earlier than the date on which the offer becomes unconditional as to acceptances or, if later, the Initial Closing Date), other than Perrigo shares in the beneficial ownership of Mylan on the date the offer is made;

(iii)	the expression “Maximum Perrigo Shares Affected” shall mean, at a relevant date of determination, the aggregate of:

(A)	the total number of Perrigo Shares Affected; and

(B)	the maximum number (or such lesser number as Mylan may decide) of Perrigo shares which are required, or may be required, to be allotted and/or issued and/or re-issued from treasury pursuant to the exercise of outstanding subscription, conversion or other rights (including rights granted under the Perrigo Share Plans), disregarding the terms on which any such rights may be exercised (including any restrictions thereon), and irrespective of whether such rights have been granted on, before, or after, the date on which the offer is made.

Receipt of Mylan Shareholder Approval

(b)	Mylan having received the affirmative vote of the requisite majority of the votes cast at a general meeting of its shareholders at which the requisite part of the issued share capital is present or represented in respect of the resolutions of the general meeting required by article 2:107a of the Dutch Civil Code and Nasdaq Rule 5636 in connection with the consummation of the offer and such other resolutions as may be instrumental for the implementation of the offer;

Effective Registration Statement

(c)	The registration statement that Mylan intends to file with the SEC having been declared effective by the SEC under the United States Securities Act of 1933, as amended, no stop order suspending the effectiveness of the registration statement having been issued by the SEC and no proceeding for that purpose having been initiated or threatened by the SEC;

Nasdaq Listing

(d)	Nasdaq having authorised, and not withdrawn such authorisation, for listing all of the Mylan Shares to be delivered to Perrigo Shareholders pursuant to the offer subject to satisfaction of any conditions to which such approval is expressed to be subject;

Share Buyback, Reduction, Redemption, Dividends etc

(e)	no member of the Perrigo Group having, after the date of this announcement, purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its shares or other securities (or the equivalent) or any shares or other securities (or the equivalent) of Perrigo or any other member of the Perrigo Group or reduced or made any other change to any part of its share capital;

(f)	no member of the Perrigo Group having, after the date of this announcement, recommended, declared, paid, or made, or proposed to recommend, declare, pay or make, any bonus issue, dividend or other distribution (whether in cash or otherwise) other than bonus issues of shares, dividends or other distributions lawfully paid or made to another member of the Perrigo Group;

Acquisitions, Disposals, Joint Ventures, Mergers and Similar Transactions

(g)	save for transactions between two or more members of the Perrigo Group, since 28 June 2014, no member of the Perrigo Group having implemented, authorised, proposed or announced its intention to implement, authorise or propose any merger, demerger, joint venture, partnership, collaboration, reconstruction, amalgamation, consolidation, scheme, acquisition or disposal of any operations, assets, undertaking, body corporate or partnership (or any interest therein) or the creation of any encumbrance over any operations or assets;

Frustrating Actions (within the meaning of Rule 21 of the Irish Takeover Rules)

(h)	no passing of any resolution at a shareholder meeting of Perrigo to approve any action, possible action, contract, sale, disposal, or acquisition for the purposes of Rules 21(a)(i) or (iii) of the Irish Takeover Rules;

(i)	no member of the Perrigo Group having taken, committed to take or announced that it intends to take or may take any action or commit to take any action which the Irish Takeover Panel determines is or would be frustrating action for the purposes of, or within the meaning of, Rule 21 of the Irish Takeover Rules;

European Merger Regulation

(j)	to the extent that the offer or its implementation would give rise to a concentration with a Community dimension within the scope of Council Regulation (EC) No. 139/2004 (the “Regulation”) or otherwise would give rise to a concentration that is subject to the Regulation, the European Commission deciding that the concentration is compatible with the common market pursuant to Article 6(1)(b) of the Regulation before the latest time the offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules and the terms or conditions to which any such decision is or may be subject being acceptable to Mylan in its sole discretion;

Irish Competition Act

(k)	to the extent that Part 3 of the Competition Act 2002 (as amended) (the “Competition Act”) is applicable to the offer or its implementation, one of the following events having occurred:

(i)	the Competition and Consumer Protection Commission (“CCPC”), in accordance with Section 21(2)(a) of the Competition Act, having informed Mylan that the offer may be put into effect; or

(ii)	the period specified in Section 21(2) of the Competition Act having elapsed without the CCPC having informed Mylan of the determination (if any) which it has made under Section 21(2) of the Competition Act; or

(iii)	the CCPC, in accordance with Section 22(4) of the Competition Act, having furnished to Mylan a copy of its determination (if any), in accordance with Section 22(3)(a) of the Competition Act, that the Offer may be put into effect; or

(iv)	the CCPC, in accordance with Section 22(4) of the Competition Act, having furnished to Mylan a copy of its determination (if any), in accordance with Section 22(3)(c) of the Competition Act, that the Offer may be put into effect subject to conditions specified by the CCPC being complied with, and such conditions being acceptable to Mylan; or

(v)	the period of 120 working days after the appropriate date (as defined in Section 19(6) of the Competition Act) having elapsed, or, where a requirement is made under Section 20(2) of the Competition Act, the period of 120 working days and any period of suspension that applies pursuant to Section 22(4A) of the Competition Act after the appropriate date (as defined in Section 19(6)) of the Competition Act) having elapsed, without the CCPC having made a determination under Section 22(3) of the Competition Act in relation to the offer, in each case prior to the latest time the offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

US Hart-Scott-Rodino Clearance

(l)

if the HSR Pre-Condition has been waived by Mylan or the HSR Pre-Condition has been satisfied pursuant to paragraph (c) of the HSR Pre-Condition, to the extent applicable to the offer or its implementation, all notifications and filings, where necessary, having been made and all applicable waiting periods (including any extensions thereof) under the Hart-Scott-Rodino Antitrust

Improvements Act of 1976, as amended, of the United States and the rules and regulations thereunder (the “HSR Act”) having been terminated or having expired (in each case in connection with the offer) or a final decision to clear or approve the consummation of the acquisition contemplated by the offer under the HSR Act having been obtained, irrespective of the conditions attaching thereto, in each case prior to the latest time the offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules;

General Regulatory and Antitrust/Competition

(m)	no central bank, government or governmental, quasi-governmental, supranational, statutory, regulatory, administrative, investigative or fiscal body, court, agency, association, institution, department or bureau including any anti-trust or merger control authorities, regulatory body, court, tribunal, environmental body, employee representative body, any analogous body whatsoever or tribunal in any jurisdiction or any person including, without limitation, a member of the Perrigo Group (each a “Third Party”) having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or having made, proposed or enacted any statute, regulation, decision, order or change to published practice or having done or decided to do anything, in each case which would or would reasonably be expected to:

(i)	make the offer or its implementation, or the acquisition or the proposed acquisition by Mylan of the Perrigo Shares Affected, or control of Perrigo or any of the assets of the Perrigo Group by Mylan void, illegal or unenforceable under the laws of any relevant jurisdiction or otherwise, directly or indirectly, restrain, revoke, prohibit, materially restrict or materially delay the same or impose additional or different conditions or obligations with respect thereto, or otherwise challenge or interfere therewith or require amendment of the offer;

(ii)	result in a material delay in the ability of Mylan, or render Mylan unable, to acquire some or all of the Perrigo Shares Affected or require a divestiture by Mylan of any Perrigo shares;

(iii)	require the divestiture by any member of the Wider Perrigo Group of all or any portion of their respective businesses, assets (including, without limitation, the shares or securities of any other member of the Perrigo Group) or property or impose any material limitation on the ability of any of them to conduct their respective businesses (or any of them) or own, control or manage their respective assets or properties or any part thereof;

(iv)	impose any limitation on or result in a delay in the ability of Mylan to acquire, or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of the Perrigo Shares Affected, or to exercise voting or management control over Perrigo or any subsidiary or subsidiary undertaking of Perrigo which is material in the context of the Perrigo Group taken as a whole (a “Material Subsidiary”) or on the ability of any member of the Perrigo Group to hold or exercise effectively, directly or indirectly, any rights of ownership of shares or other securities (or the equivalent) in, or to exercise rights of voting or management control over, any member of the Perrigo Group to the extent that Perrigo has such ownership, voting or management control rights;

(v)	require Mylan or any member of the Perrigo Group to acquire or offer to acquire any shares or other securities (or the equivalent) in, or any interest in any asset owned by, any member of the Perrigo Group or any third party;

(vi)	impose any limitation on the ability of Mylan to integrate or co-ordinate its business or assets, or any part of it, with all or any part of the businesses of any member of the Perrigo Group;

(vii)	cause any member of the Wider Perrigo Group to cease to be entitled to any Authorisation (as defined in condition (n) below) used by it in the carrying on of its business; or

(viii)	otherwise adversely affect the business, profits, assets, liabilities, financial or trading position of any member of the Perrigo Group;

provided that this condition (m) does not apply to any matter which is referred to in condition (l) above;

Notifications, waiting periods and Authorisations

(n)	all necessary or appropriate notifications and filings having been made and all necessary or appropriate waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation of any jurisdiction having expired, lapsed or having been terminated (as appropriate) and all statutory or regulatory obligations in any jurisdiction having being complied with in each case in connection with the offer or its implementation and all necessary, desirable or appropriate regulatory approvals, authorisations, orders, recognitions, grants, consents, clearances, confirmations, licences, permissions and approvals in any jurisdiction (“Authorisations”) having been obtained on terms and in a form reasonably satisfactory to Mylan from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Perrigo Group has entered into contractual arrangements and, all such necessary, desirable or appropriate Authorisations remaining in full force and effect at the time at which the offer becomes otherwise wholly unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict or vary or not to renew the same at the time at which the offer becomes wholly unconditional and all necessary statutory or regulatory obligations in any such jurisdiction having been complied with, provided that this condition (n) does not apply to any matter which is referred to in condition (l) above;

(o)	all applicable waiting periods and any other time periods (including any extension thereof) during which any Third Party could, in respect of the offer or the acquisition or proposed acquisition of any Perrigo Shares Affected by Mylan, institute, implement or threaten any action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction having expired, lapsed or been terminated; provided that this condition (o) does not apply to any matter which is referred to in condition (l) above;

Certain matters arising as a result of any arrangement, agreement etc

(p)	save as publicly announced by Perrigo prior to the date of this announcement, there being no provision of any arrangement, agreement, licence, permit, franchise, facility, lease or other instrument to which any member of the Wider Perrigo Group is a party or by or to which any such member or any of its respective assets may be bound, entitled or be subject and which, in consequence of the offer or the acquisition or proposed acquisition by Mylan of the Perrigo Shares Affected or because of a change in the control of Perrigo or otherwise, would or would be reasonably expected to result in (except where, in any of the following cases, the consequences thereof would not be material (in value terms or otherwise) in the context of the Perrigo Group taken as whole):

(i)	any monies borrowed by, or any indebtedness or liability (actual or contingent) of, or any grant available to any member of the Perrigo Group becoming, or becoming capable of being declared, repayable immediately or prior to their or its stated maturity or repayment date or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited under any existing facility or loan agreement;

(ii)	the creation or enforcement of any mortgage, charge or other security interest wherever existing or having arisen over the whole or any part of the business, property or assets of any member of the Perrigo Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)	any such arrangement, agreement, licence, permit, franchise, facility, lease or other instrument or the rights, liabilities, obligations or interests of any member of the Perrigo Group thereunder or the business of any such member with any persons, firms or body (or any agreement or arrangement relating to any such arrangement or bonus) being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)	any assets or interests of, or any asset the use of which is enjoyed by, any member of the Perrigo Group being disposed of or charged, or ceasing to be available to any member of the Perrigo

Group or any right arising under which any such asset or interest would be required to be disposed of or charged or would cease to be available to any member of the Perrigo Group;

(v)	the value of, or financial or trading position of, any member of the Perrigo Group being prejudiced or adversely affected;

(vi)	the creation or acceleration of any liability or liabilities (actual or contingent) by any member of the Perrigo Group; or

(vii)	any liability of any member of the Perrigo Group to make any severance, termination, bonus or other payment to any of its directors or other officers or advisers, and no event having occurred which might result in any events or circumstances as are referred to in this condition (p) (i)-(vii);

Certain Events occurring since 28 June 2014

(q)	save as publicly announced by Perrigo prior to the date of this announcement, no member of the Perrigo Group having, since 28 June 2014:

(i)	issued or agreed to issue, or authorized or proposed the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible or exchangeable securities or issued or transferred, or agreed, authorized or proposed the re-issue of, any shares from treasury;

(ii)	save for transactions between two or more members of the Perrigo Group, made or proposed, or announced an intention to propose or make, any change or amendment in its loan capital or any loan notes issued by a member of the Perrigo Group to a person who is not a member of the Perrigo Group;

(iii)	except in the ordinary and usual course of business, entered into or materially improved, or made any offer (which remains open for acceptance) to enter into or materially improve, the terms of any employment contract, commitment or arrangement with any director of Perrigo or any person occupying one of the senior executive positions in the Perrigo Group;

(iv)	issued, authorised or proposed to make, or made, any change or amendment to any loan capital or debentures or (save in the ordinary course of business and save for transactions between two or more members of the Perrigo Group) incurred any indebtedness or contingent liability or repaid, repurchased or redeemed any indebtedness, loan capital, debenture or other liability or obligation;

(v)	entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or could be materially restrictive on the business of any member of the Perrigo Group;

(vi)	entered into or varied or authorised, proposed or announced its intention to enter into or vary the terms of any contract, transaction or arrangement otherwise than in the ordinary and usual course of business;

(vii)	waived or compromised any claim which would be material (in value terms or otherwise) in the context of the Perrigo Group taken as a whole;

(viii)	been unable, or admitted in writing that it is unable, to pay its debts or stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased to carry on all or a substantial part of any business;

(ix)	taken or proposed any steps, any corporate action or had any legal proceedings instituted or threatened against it in respect of its winding-up, dissolution, examination or reorganisation or for the appointment of a receiver, examiner, administrator, administrative receiver, trustee or similar officer of all or any part of its assets or revenues, or any analogous proceedings in any jurisdiction;

(x)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Perrigo Group;

(xi)	made any alteration to its memorandum or articles of association or other incorporation documents;

(xii)	made or agreed or consented to any significant change to the terms of the trust deeds constituting the pension schemes established for its directors and/or employees and/or their dependants or to the benefits which accrue, or to the pensions which are payable thereunder, or to the basis on which qualification therefore or accrual or entitlement to such benefits or pensions are calculated or determined, or made or agreed or consented to any change to the trustees involving the appointment of a trust corporation; or

(xiii)	entered into any agreement, contract, scheme, arrangement or commitment or passed any resolution or made any offer with respect to, or announced an intention to, or to propose to effect any of the transactions, matters or events set out in this condition;

No adverse change, litigation, regulatory enquiry or similar

(r)	since 28 June 2014:

(i)	there not having arisen any adverse change or deterioration, or circumstances which could result in any adverse change or deterioration, in the business, assets, financial or trading position or profits of Perrigo or any member of the Perrigo Group;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Wider Perrigo Group is or would reasonably be expected to become a party (whether as plaintiff or defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Perrigo Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of any member of the Wider Perrigo Group;

(iii)	no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence, consent, permit or authorisation held by any member of the Wider Perrigo Group which is necessary for the proper carrying on of its business; and

(iv)	no contingent or other liability existing or having arisen or being apparent to Mylan which would reasonably be expected to affect adversely any member of the Perrigo Group;

No discovery of certain matters regarding information, liabilities and environmental matters

(s)	Mylan not having discovered that any financial, business or other publicly disclosed information concerning the Perrigo Group is materially misleading, contains a material misrepresentation of fact or omits to state a fact necessary to make the information contained therein not materially misleading;

(t)	Mylan not having discovered that any member of the Perrigo Group is subject to any liability, contingent or otherwise, which is not disclosed in the Perrigo Annual Report and Accounts;

(u)	save as publicly announced by Perrigo prior to the date of this announcement, since 28 June 2014, Mylan not having discovered:

(i)	in relation to any release, storage, carriage, leak, emission, discharge or disposal of any waste or hazardous substance or any other substance reasonably likely to impact the environment or any other fact or circumstance which has caused or would reasonably be expected to impair the environment or harm human health, that any past or present member of the Perrigo Group has acted in violation of any laws, statutes, regulation, notices or other legal or regulatory requirements of any Third Party;

(ii)	that there is, or would reasonably be expected to be, any liability, whether actual or contingent, or requirement to make good, remediate, repair, reinstate or clean up any property or asset now or previously owned, occupied or made use of by any past or present member of the Perrigo Group (or on its behalf) or any other property or asset under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority (whether by formal notice or order or not) or Third Party or otherwise; and

(iii)	that circumstances exist (whether as a result of the making of the offer or otherwise) which would reasonably be expected to result in any actual or contingent liability (as a result of an environmental audit or otherwise) to any member of the Perrigo Group under any applicable legislation referred to in sub-paragraph (u)(i) and (u)(ii) above to improve or modify existing or install new plant, machinery or equipment or to carry out any changes in the processes currently carried out;

Directive 2003/71/EC

(v)	to the extent required, compliance with the applicable requirements of Directive 2003/71/EC of the European Parliament and of the Council as amended (the Prospectus Directive), and the rules and regulations promulgated thereunder, all as implemented in the relevant member state(s); and

Securities Law of the State of Israel

(w)	to the extent required, compliance with the applicable requirements of the Securities Law, 5728-1968, of the State of Israel, and the rules and regulations promulgated thereunder, as well as any applicable requirements of the Tel Aviv Stock Exchange.

For the purposes of this Appendix I and the remainder of this prospectus/offer to exchange:

“Competition Act” means the Competition and Consumer Protection Act 2014 of Ireland;

“Competition and Consumer Protection Commission” or “CCPC” means the Competition and Consumer Protection Commission of Ireland as referred to in section 9 of the Competition Act;

“Perrigo Group” means Perrigo and its subsidiaries and subsidiary undertakings, and “member of the Perrigo Group” means any one of them;

“Initial Closing Date” means 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the date fixed by Mylan as the first closing date of the offer, unless and until Mylan in its discretion shall have extended the Initial Offer Period, in which case the term “Initial Closing Date” shall mean the latest time and date at which the Initial Offer Period, as so extended by Mylan, will expire or, if earlier, the date on which the offer becomes or is declared wholly unconditional;

“Initial Offer Period” means the period from the date of the dispatch of the Offer Document to Perrigo Shareholders, to and including the Initial Closing Date;

“Subsequent Offer Period” means the period following the end of the Initial Offer Period during which the offer remains open for acceptances but not withdrawals;

“subsidiary” and “holding company” have the meaning given by Section 155 of the Companies Act 1963 of Ireland;

“subsidiary undertaking” and “undertaking” have the meanings given by the European Communities (Companies: Group Accounts) Regulations 1992 of Ireland; and

“Wider Perrigo Group” means Perrigo, any member of the Perrigo Group and associated companies (including any joint venture, partnership, firm or company or undertaking in which any member of the Perrigo Group (aggregating their interests) is interested) or any company in which any such member has a substantial interest.

The offer will lapse unless all of the conditions set out above in this Appendix I have been fulfilled or (if capable of waiver) waived or, where appropriate, have been determined by Mylan to be or to remain satisfied by 1.00 p.m. (Irish time) / 8.00 a.m. (New York City time) on the Initial Closing Date (or such later time(s) and/or date(s) as Mylan may: (i) with the consent of the Irish Takeover Panel (to the extent required) or in accordance with the Irish Takeover Rules; and (ii) subject to the US tender offer rules, determine).

Unless Mylan otherwise determines, condition (a) shall be capable of being satisfied, or being treated as satisfied, only at the time when all of the other conditions (b) to (w) inclusive, shall have been satisfied, fulfilled or, to the extent permitted, waived. Mylan reserves the right to waive in whole or in part all or any of conditions (b) to (w) (excluding conditions (j) to (l) to the extent applicable to the offer or its implementation). Mylan shall not be obliged to waive (if capable of waiver) or treat as satisfied any condition by a date earlier than the latest time and date for the fulfillment of all conditions referred to in the previous paragraph, notwithstanding that any other condition of the offer may at such earlier date have been waived or fulfilled or that there are at such earlier dates no circumstances indicating that the relevant condition may not be capable of fulfillment.

To the extent that the offer or its implementation would give rise to a concentration with a Community dimension within the scope of the Regulation or would otherwise give rise to a concentration that is subject to the Regulation, the Offer shall lapse if the European Commission notifies Mylan of its decision to initiate proceedings in respect of that concentration under Article 6(1)(c) of the Regulation or to refer that concentration to a competent authority of an EEA member state under Article 9(1) of the Regulation before the first closing date of the Offer or the date when the offer becomes or is declared unconditional as to acceptances, whichever is the later.

In the event that the offer lapses in any circumstances, the Offer will cease to be capable of further acceptance and Mylan and accepting Perrigo Shareholders will thereupon cease to be bound by prior acceptances.

If Mylan is required to make an offer for Perrigo shares under the provisions of Rule 9 of the Irish Takeover Rules, Mylan may make such alterations to any of the above conditions as are necessary to comply with the provisions of that rule.

Mylan reserves the right, with the consent of the Irish Takeover Panel, to elect to implement the acquisition of the Perrigo ordinary shares by way of a scheme of arrangement under Section 201 of the Companies Act 1963 of Ireland, as amended, or Sections 449 to 455 of the Companies Act 2014 of Ireland, as the case may be. In such event, the scheme of arrangement will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the offer. In particular, condition (a) will not apply and the scheme of arrangement will become effective and binding on the following:

(i)	approval at a court meeting or any separate class meeting, if applicable, which may be required by the court (or any adjournment thereof) by a majority in number of the holders of Perrigo shares present and voting, either in person or by proxy, representing 75% or more in value of the Perrigo shares held by such holders;

(ii)	the resolutions required to approve and implement the scheme of arrangement and any related reduction of capital and amendments to Perrigo’s memorandum and articles of association, to be set out in a notice of extraordinary general meeting of the holders of the Perrigo shares, being passed by the requisite majority at such extraordinary general meeting;

(iii)	the sanction of the scheme of arrangement and confirmation of any reduction of capital involved therein by the court (in both cases with or without modifications, on terms reasonably acceptable to Mylan); and

(iv)

office copies of the orders of the court sanctioning the scheme of arrangement and confirming the reduction of capital involved therein and the minute required by Section 75 of the Companies Act 1963 of Ireland, as

amended, or Section 86 of the Companies Act 2014 of Ireland, as the case may be, in respect of the reduction of capital being delivered for registration to the Registrar of Companies in Ireland and the orders and minute confirming the reduction of capital involved in the scheme of arrangement being registered by the Registrar of Companies in Ireland.

Part B: Further Terms of the Offer

Except where the context requires otherwise, any references in Parts B and C of this Appendix I and in the exchange and/or transmittal materials issued to Perrigo shareholders in connection with the Offer (“Acceptance Documents”) to:

“acceptances of the Offer” or like wording, includes deemed acceptances of the Offer;

the Offer “becoming unconditional” means the Offer becoming or being declared unconditional in all respects;

“Conditions” means the conditions to the Offer, as set out in Part A of this Appendix I;

“Day 39” means October 23, 2015;

“Day 46” means October 30, 2015;

“Day 60” means November 13, 2015;

“Day 70” means November 23, 2015; and

an “extension of the Offer” includes an extension of the date by which the Acceptance Condition has to be fulfilled.

1. Acceptance period

(a)	The Offer will initially be open for acceptance until 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on November 13, 2015, such date being the “expiration date”. Under the Irish Takeover Rules, the Initial Offer Period (as defined in Part A of this Appendix I) generally cannot be extended without the consent of the Irish Takeover Panel. Mylan expressly reserves the right, in its sole discretion, at any time or from time to time, to the fullest extent permitted by law, (1) subject to obtaining the consent of the Irish Takeover Panel, to extend, for any reason, the period of time during which the Offer is open, (2) to delay acceptance for exchange of, or exchange of, Perrigo ordinary shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rule 14e-1(c) under the Exchange Act, which requires Mylan to pay the consideration offered or to return Perrigo ordinary shares deposited by or on behalf of shareholders promptly (and as separately required under the Irish Takeover Rules, in no event later than 14 days) after the termination or withdrawal of the Offer), (3) to amend or terminate the Offer without accepting for exchange of, or exchanging, Perrigo ordinary shares if any of the Conditions have not been satisfied and (4) to amend the Offer or to waive any conditions to the Offer at any time, in each case by giving oral or written notice of such delay, termination, waiver or amendment to the exchange agent and by making public announcement thereof. Mylan will only be obligated to take any of the actions described in the immediately preceding sentence to the extent required by the Irish Takeover Rules, Irish Takeover Panel or applicable rules and regulations of the SEC.

(b)	The consideration for each Perrigo ordinary share will not be increased absent another potential offeror for Perrigo emerging. Any such increase in consideration other than in a de minimis amount would require further approval from Mylan shareholders. If Mylan revises the Offer, it will remain open for acceptance for a period of at least 14 calendar days (or such other period as may be permitted by the Irish Takeover Panel and in accordance with US tender offer rules) after the date on which Mylan despatches a revised Offer Document to Perrigo shareholders. Except with the consent of the Irish Takeover Panel, no revision of the Offer may be made after Day 46 or, if later, the date which is the earlier of: (i) 14 calendar days before; and (ii) 10 US Business Days before, the last date on which the Offer can become unconditional.

(c)

The Offer, whether revised or not, shall not (except with the consent of the Irish Takeover Panel) be capable of becoming unconditional, and accordingly the Initial Offer Period is not (except with the consent of the Irish Takeover Panel) capable of being extended, after 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (or any other time or date beyond which Mylan has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement) nor of being kept open for acceptance after that time and/ or date unless the Offer has previously become unconditional. If the Conditions are not satisfied, fulfilled or, to the extent permitted, waived by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on Day 60 (in the case of all Conditions other than the Acceptance Condition) or 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (in the case of the Acceptance Condition), the Offer will lapse in the absence of a competing bid and/or unless the Irish Takeover Panel agrees otherwise. If the Offer lapses for any reason, the Offer shall cease to be capable of further acceptance and Mylan and Perrigo shareholders shall cease to be bound by prior acceptances. Mylan reserves the right, subject to the consent of the Irish Takeover Panel, to extend the time allowed under the Irish Takeover Rules for satisfaction of the Acceptance Condition and accordingly for the satisfaction, fulfilment or, where permitted, waiver of the other conditions, and thus to extend the duration of the Initial Offer Period.

(d)	In the event that the Offer has become unconditional by Day 60, the Initial Offer Period will end, and the Subsequent Offer Period (as defined in Part A of this Appendix I) will begin. The Subsequent Offer Period will not be less than 14 calendar days from the end of the Initial Offer Period. If the Offer becomes unconditional and it is stated by, or on behalf of, Mylan that the Offer will remain open until further notice or if the Offer will remain open for acceptance beyond Day 70, then not less than 14 calendar days’ written notice will be given by, or on behalf of, Mylan to Perrigo shareholders who have not accepted the Offer prior to the closing of the Subsequent Offer Period.

(e)	If a competing offer or other competitive situation arises (as determined by the Irish Takeover Panel) after a “no increase” and/or “no extension” statement (as referred to in the Irish Takeover Rules) has been made by, or on behalf of, Mylan in relation to the Offer, Mylan may, if it specifically reserves the right to do so at the time such statement is made, or otherwise with the consent of the Irish Takeover Panel choose not to be bound by, or withdraw, the statement and Mylan shall be free to extend and/or revise the Offer provided that it complies with the requirements of the Irish Takeover Rules and the US tender offer rules and, in particular, that:

(i)	it announces the withdrawal of such statement and that it is free to extend and/or revise the Offer (as appropriate) as soon as possible (and in any event within four Business Days after the date of the announcement of the relevant competing offer or other competitive situation); and

(ii)	it notifies Perrigo shareholders and persons with information rights at the earliest practicable opportunity in writing to that effect.

(f)	Mylan may, if it specifically reserves the right to do so at the time the statement is made (or otherwise with the consent of the Irish Takeover Panel) choose not to be bound by the terms of a “no increase” and/or “no extension” statement and may announce and/or despatch an increased, or improved, offer if it is recommended for acceptance by the Perrigo board of directors or in any other circumstance permitted by the Irish Takeover Panel.

2. Acceptance Condition

(a)	Except with the consent of the Irish Takeover Panel or otherwise in accordance with the Irish Takeover Rules, for the purpose of determining at any particular time whether the Acceptance Condition is satisfied, Mylan may only take into account acceptances of the Offer received (and not validly withdrawn) by the exchange agent:

(i)	by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on November 13, 2015 (or any other time and/or date beyond which Mylan has stated that it will not extend the Offer, and Mylan has not withdrawn that statement); or

(ii)	if the Offer is so extended, such later time(s) and/or date(s) as Mylan, with the consent of the Irish Takeover Panel may determine.

(b)

Subject to the Irish Takeover Rules and the US tender offer rules, and notwithstanding any other provision of this Part B, Mylan reserves the right to treat as valid in whole or in part any acceptance of the Offer not validly withdrawn if received by the exchange agent or otherwise by, or on behalf of, Mylan that is not entirely in order or in correct form or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other relevant document(s) or is received by it at any place or places or in any form or manner determined by either the exchange agent or Mylan to be otherwise than as set out in the relevant Acceptance Documents. In that event, no payment of consideration under the Offer will be made or sent until after the acceptance is entirely in order and (as applicable) the relevant book-entry transfer has settled or the relevant share certificate(s) and/or other document(s) of title or satisfactory indemnities have been received by the exchange agent.

(c)	Except as otherwise agreed by the Irish Takeover Panel and notwithstanding the right reserved by Mylan to treat an Acceptance Document as valid even though not entirely in order or not accompanied by relevant documentation:

(i)	an acceptance of the Offer will be treated as valid for the purposes of the Acceptance Condition only if the requirements of Rule 10.3, and if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it;

(ii)	a purchase of Perrigo ordinary shares by Mylan or its nominee(s) will be treated as valid for the purposes of the Acceptance Condition only if the requirements of Rule 10.4 and, if applicable, Rule 10.5 of the Irish Takeover Rules are satisfied in respect of it; and

(iii)	before the Offer may become or be declared unconditional in all respects the exchange agent must issue a certificate to Mylan or Goldman Sachs (or their respective agents) which states the number of Perrigo Shares Affected in respect of which acceptances have been received and the number of Perrigo Shares Affected otherwise acquired, whether before or during the Offer Period, which comply with the provisions of this paragraph 2(c). A copy of such certificate will be sent to the Irish Takeover Panel and Perrigo’s financial advisor(s) as soon as possible after it is issued.

(d)	For the purpose of determining at any particular time whether the Acceptance Condition has been satisfied, Mylan may choose not to be bound, unless otherwise determined by the Irish Takeover Panel, to take account of any Perrigo ordinary shares which have been unconditionally allotted or issued or which arise as the result of the exercise of subscription, conversion or other rights before that determination takes place, unless written notice containing the details of the allotment or issue or conversion of which, containing all relevant details, has been received before that time by the exchange agent from Perrigo or its agents. Notice by facsimile transmission or other electronic transmissions or copies of such notice of the allotment or issue or conversion will not be sufficient for this purpose.

3. Announcements

(a)	Without prejudice to paragraph 4(d) of this Part B, by 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the next Business Day (the “relevant day”) following the day on which the Offer is due to expire or becomes or is declared unconditional, or is revised or extended, as the case may be, (or such later time(s) or date(s) as the Irish Takeover Panel may agree and in accordance with US tender offer rules), Mylan will make an appropriate announcement in accordance with Rule 2.9 of the Irish Takeover Rules. In the announcement Mylan will state (unless otherwise permitted by the Irish Takeover Panel) the total number of Perrigo Shares Affected (as nearly as practicable):

(i)	for which acceptances of the Offer have been received (showing the extent, if any, to which such acceptances have been received from persons acting or deemed to be in concert (for the purposes of the Irish Takeover Rules and in relation to the Offer) with Mylan);

(ii)	acquired or agreed to be acquired by or on behalf of Mylan or any person acting or deemed to be in concert with Mylan during the Offer Period; and

(iii)	held by or on behalf of Mylan or any person acting or deemed to be acting in concert with Mylan prior to the Offer Period,

and will specify the percentage of Perrigo Shares Affected represented by each of these figures. The announcement will include a statement of the total number of Perrigo Shares Affected which Mylan may count towards the satisfaction of the Acceptance Condition and the percentage of the Maximum Perrigo Shares Affected represented by this figure.

The announcement will also state details of any relevant securities of Perrigo in which Mylan or any person acting in concert with Mylan is interested, or in respect of which it holds a short position, in each case specifying the nature of the interest or short position concerned.

(b)	In calculating the number of Perrigo ordinary shares represented by acceptances and/or purchases, Mylan may include only acceptances and purchases if they could be counted towards fulfilling the Acceptance Condition under Rules 10.3 and 10.4 and, if appropriate, Rule 10.5 of the Irish Takeover Rules unless the Irish Takeover Panel agrees otherwise. Subject to this, Mylan may include or exclude, for announcement purposes, acceptances and purchases not in all respects in order or which are subject to verification.

(c)	Any decision to extend the time and/or date by which the Acceptance Condition has to be satisfied would require the consent of the Irish Takeover Panel and must be announced by, 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the relevant day or such later time(s) and/or date(s) as the Irish Takeover Panel may agree. If the Offer is not yet unconditional (so that the Initial Offer Period has not yet expired), the announcement will state the next time and date on which the Initial Offer Period will expire and inform Perrigo shareholders that they may accept the Offer or withdraw their acceptance at any time until the end of the Initial Offer Period, as extended.

(d)	If the Offer has become unconditional (with the result that the Initial Offer Period has ended), the announcement to be made by 8:00 a.m. (Irish time) / 3:00 a.m. (New York City time) on the relevant day or such later time(s) and/or date(s) as the Irish Takeover Panel may agree will state that the Offer will remain open for a Subsequent Offer Period until further notice or until a specified date not less than 14 calendar days after the end of the Initial Offer Period.

(e)	In this Appendix I, references to the making of an announcement or the giving of notice by, or on behalf of, Mylan include the release of an announcement by Mylan’s public relations consultants or financial advisers (in each case on behalf of Mylan) to the press and the delivery by hand or telephone or facsimile or other electronic transmission of an announcement through a Regulatory Information Service. A press release or other announcement made otherwise than through a Regulatory Information Service will be notified simultaneously through a Regulatory Information Service (unless otherwise agreed by the Irish Takeover Panel).

4. Rights of withdrawal

(a)	Except as provided by this prospectus/offer to exchange (including this Appendix I) and the Acceptance Documents, acceptances of the Offer are irrevocable.

(b)	Tenders of Perrigo ordinary shares made pursuant to the Offer may be withdrawn at any time until the expiration date of the Offer. The Offer is initially scheduled to expire at 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time), on November 13, 2015 and the expiration date of the offer generally may not be extended without the consent of the Irish Takeover Panel. In addition, any tendered Perrigo shares that have not been accepted for exchange within 60 days after commencement of the Offer may be withdrawn thereafter at anytime prior to when accepted for exchange.

(c)	Upon the Offer becoming or being declared wholly unconditional on the expiration date of the Offer, the right to withdraw tendered Perrigo ordinary shares will terminate. If the Offer expires before becoming wholly unconditional, Mylan will procure the return of all documents of title and other documents lodged with the exchange agent as soon as possible (and in any event within 14 days of such lapse). Perrigo ordinary shares tendered during the Subsequent Offer Period may not be withdrawn.

(d)

Mylan will only announce that the Acceptance Condition has been satisfied if all other conditions are also satisfied, fulfilled or, to the extent permitted, waived. If Mylan fails to comply by 3:30 p.m. (Irish time) /

10:30 a.m. (New York City time) on the relevant day (as defined in paragraph 3(a) of this Part B) (or such later time(s) and/or date(s) as the Irish Takeover Panel may agree) with any of the other requirements specified in paragraph 3(a) of this Part B, an accepting Perrigo shareholder may (unless the Irish Takeover Panel agrees otherwise) withdraw his acceptance of the Offer by written notice in accordance with the Irish Takeover Rules.

(e)	If a “no increase” and/or “no extension” statement is withdrawn in accordance with paragraph 1(e) of this Part B, a Perrigo shareholder who accepts the Offer after the date of that statement may withdraw his acceptance by written notice during the period of eight calendar days after the date on which Mylan despatches the notice of the withdrawal of that statement to Perrigo shareholders.

(f)	All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Mylan, in its sole discretion, whose determination will be final and binding to the fullest extent permitted by law. Neither Mylan nor any of its affiliates or assigns, the exchange agent, the information agent or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

(g)	In this paragraph 4, “written notice” (including any letter of appointment, direction or authority) means notice in writing signed by the relevant accepting Perrigo shareholder(s) (or his/their agent(s) duly appointed in writing and evidence of whose appointment satisfactory to Mylan is produced with the notice) given by post or by hand only (during normal business hours) to the exchange agent at the addresses set forth on the back cover of this prospectus/offer to exchange. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the exchange agent at one of its addresses set forth on the back cover of this prospectus/offer to exchange. Any such notice of withdrawal must specify the name of the person who tendered the Perrigo ordinary shares to be withdrawn, the number of Perrigo ordinary shares to be withdrawn and the name of the registered holder of such Perrigo ordinary shares, if different from that of the person who tendered such Perrigo ordinary shares. If certificates representing Perrigo ordinary shares to be withdrawn have been delivered or otherwise identified to the exchange agent, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the exchange agent and, unless such Perrigo ordinary shares have been tendered by or for the account of an Eligible Institution, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Perrigo ordinary shares have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Perrigo ordinary shares.

(h)	Mylan reserves the right, subject to the Irish Takeover Rules and applicable US tender offer rules to suspend with effect from 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on the expiration date withdrawal rights in respect of acceptances of the Offer while such acceptances are being counted, provided that: (i) at the time withdrawal rights are suspended, all the Conditions will have been satisfied, fulfilled or, to the extent permitted, waived (except the Acceptance Condition, which would be subject to verification during such suspension); and (ii) the withdrawal rights will be suspended only until the acceptances of the Offer are counted.

(i)	Withdrawals of Perrigo ordinary shares may not be rescinded. Any Perrigo ordinary shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Perrigo ordinary shares may be re-tendered at any time prior to the expiration date (or during the Subsequent Offer Period, if any), except Perrigo ordinary shares may not be re-tendered using the procedures for guaranteed delivery during the Subsequent Offer Period.

5. Revised Offer

(a)

The consideration for each Perrigo ordinary share will not be increased absent another potential offeror for Perrigo emerging. Any such increase in consideration other than in a de minimis amount would require further approval from Mylan shareholders. If Mylan revises the Offer (in its original or previously revised form(s) and either in its terms and conditions or in the value or nature of the consideration offered or otherwise), the benefit of the revised Offer will, subject to this paragraph 5, be made available to any Perrigo shareholder who has accepted the Offer (in its original or any revised form(s)) and who has not validly withdrawn such acceptance (a “previous acceptor”) if any such revised Offer(s) represents, on the date on which it is announced (on such basis as Goldman Sachs, as Mylan’s financial advisor, may consider appropriate), an improvement (or no diminution) in the value of the consideration offered compared with the consideration or terms previously offered or in the overall value received and/or retained by a Perrigo shareholder. The acceptance by or on behalf of a previous acceptor will, subject as provided in this paragraph 5, be deemed an acceptance of the revised Offer and will constitute the separate appointment of each of Mylan and any director or executive officer of, or other person authorised by Mylan as his true and lawful attorney and/or agent with authority (in the attorney’s or agent’s sole discretion):

(i)	to accept the revised Offer on behalf of such previous acceptor;

(ii)	if the revised Offer includes alternative form(s) of consideration, to make elections for and/or accept the alternative form(s) of consideration on his behalf in the proportions the attorney and/or agent in his absolute discretion thinks fit; and

(iii)	to execute on his behalf and in his name all further documents (if any) and to do all things (if any) as may be required to give effect to such acceptances and/or elections.

In making any election and/or acceptance, the attorney and/or agent will take into account the nature of any previous acceptance(s) or election(s) made by or on behalf of the previous acceptor and other facts or matters he may reasonably consider relevant. The attorney and/or agent shall not be liable to any Perrigo shareholder or any other person in making such election and/or acceptance or in making any determination in respect thereof.

(b)	The deemed acceptance and/or election referred to in paragraph 5(a) of this Part B shall not apply, and the power of attorney and the authorities conferred by that paragraph shall not be exercised to the extent that a previous acceptor lodges with the exchange agent within 14 calendar days of despatch of the document pursuant to which the revised Offer is made to Perrigo shareholders, the relevant Acceptance Documents in which he validly elects to receive the consideration receivable by him under such revised Offer in some other manner.

(c)	The powers of attorney and authorities conferred by this paragraph 5 and any acceptance of a revised offer and/or any election in relation to it shall be irrevocable unless and until the previous acceptor withdraws his acceptance having been entitled to do so under paragraph 4 (Rights of withdrawal) of this Part B.

(d)	Mylan and the exchange agent reserve the right to treat an executed Acceptance Document relating to the Offer (in its original or any previously revised form(s)) which is received (or dated) after the announcement or issue of any revised Offer as a valid acceptance of the revised Offer (and where applicable a valid election for the alternative forms of consideration). That acceptance will constitute an authority in the terms of paragraph 5(a) of this Part B, mutatis mutandis, on behalf of the relevant Perrigo shareholder.

(e)	If Mylan makes a material change in the terms of the Offer or waives a material condition prior to the end of the Initial Offer Period, Mylan will make appropriate disclosure and announcements to the extent required by the Exchange Act and/or the Irish Takeover Rules.

6. General

(a)	Except with the consent of the Irish Takeover Panel, the Offer will lapse unless all the Conditions have been satisfied or (if capable of waiver) waived or, where appropriate, have been determined by Mylan in its reasonable opinion to be and remain satisfied by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on Day 60 (in the case of all conditions other than the Acceptance Condition) or 5:00 pm (Irish time) / 12:00 noon (New York City time) on Day 60 (in the case of the Acceptance Condition) or such later time(s) and/or date(s) as Mylan, with the consent of the Irish Takeover Panel and in accordance with the US tender offer rules, may decide.

(b)	If the Offer lapses or is withdrawn for any reason:

(i)	it will not be capable of further acceptance;

(ii)	accepting Perrigo shareholders and Mylan will cease to be bound by any Acceptance Documents (including, but not limited to, any forms of acceptance) submitted by (or on behalf of) Perrigo shareholders before the time the Offer lapses;

(iii)	in the case of Perrigo ordinary shares held in certificated form, completed forms of acceptance, the relevant share certificate(s) and/or other document(s) of title will be returned by post (or such other method as may be approved by the Irish Takeover Panel) within 14 days of the Offer lapsing or being withdrawn, at the risk of the Perrigo shareholder in question, to the person or agent whose name and address is set out in the relevant box in the Letter of Transmittal or, if none is set out, to the first named holder at his or her registered address; and

(iv)	in the case of Perrigo ordinary shares held through the Book-Entry Transfer Facility, the exchange agent will, as soon as practicable after the Offer lapses (or within such longer period as the Irish Takeover Panel may permit, not exceeding 14 calendar days of the Offer lapsing), credit such Perrigo ordinary shares delivered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility to the original accounts at the Book-Entry Transfer Facility from which they were tendered.

(c)	Except with the consent of the Irish Takeover Panel:

(i)	settlement of the consideration to which any Perrigo shareholder is entitled under the Offer will be implemented in full in accordance with the terms of the Offer without regard to any lien, right of set-off, counterclaim or other analogous right to which Mylan may otherwise be, or claim to be, entitled against that Perrigo shareholder; and

(ii)	settlement of the consideration to which any holder of Perrigo ordinary shares is entitled will be effected in the manner described in this prospectus / offer to exchange not later than 14 calendar days after the Offer is declared unconditional in all respects or within 14 calendar days of the date of receipt of a valid and complete acceptance, whichever is the later.

(d)	The terms, provisions, instructions and authorities contained in or deemed to be incorporated in the Acceptance Documents constitute part of the terms of the Offer. Words and expressions defined in this document have the same meaning when used in the Acceptance Documents unless the context requires otherwise. The provisions of this Appendix I shall be deemed to be incorporated and form part of the Acceptance Documents.

(e)	The Offer is made in respect of all Perrigo Shares Affected. Any omission or failure to send this document, the Acceptance Documents or any other document relating to the Offer and/or notice required to be sent under the terms of the Offer to, or any failure to receive the same by, any person to whom the Offer is, or should be, made shall not invalidate the Offer in any way or create any implication that the Offer has not been made to any such person. The Offer is made to any Perrigo shareholder to whom this document and the Acceptance Documents may not be sent or by whom such documents may not be received, and these persons may collect these documents from, American Stock Transfer & Trust Company, LLC, the exchange agent at American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219.

(f)	If Mylan receives acceptances in respect of more than 50% of the Perrigo ordinary shares and the Offer becomes or is declared wholly unconditional within the Initial Offer Period and, within four months of the commencement of the Offer, Mylan receives valid acceptances in respect of at least 80% of the Perrigo ordinary shares, Mylan intends to proceed with a compulsory acquisition of the remaining Perrigo ordinary shares not tendered in the Offer in accordance with the provisions of Sections 456 to 460 of the Companies Act 2014 of Ireland. Depending upon the number of Perrigo ordinary shares exchanged pursuant to the Offer (including any Subsequent Offer Period) and the number of holders of Perrigo ordinary shares remaining thereafter, the Perrigo ordinary shares may no longer meet the requirements of the NYSE or the TASE for continued listing and may be delisted from the NYSE and/or the TASE. Mylan intends to cause the delisting of the Perrigo ordinary shares from the NYSE and the TASE as soon as practicable following the consummation of the Offer. Mylan also intends to cause Perrigo to terminate registration of the Perrigo ordinary shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of the registration of the Perrigo ordinary shares are satisfied.

(g)	All powers of attorney, appointments of agents and authorities on the terms conferred by or referred to in this Appendix I or in the Acceptance Documents are given by way of security for the performance of the obligations of accepting Perrigo shareholders and are irrevocable, except in the circumstances where the donor of the power of attorney, appointment or authority validly withdraws his acceptance in accordance with paragraph 4 (Rights of withdrawal) of this Part B.

(h)	No acknowledgement of receipt of any Acceptance Document, transfer through the Book-Entry Transfer Facility, communication, notice, share certificate(s) or document(s) of title will be given by or on behalf of Mylan. All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Perrigo shareholders (or their designated agents) will be delivered by or sent to or from them (or their designated agent(s)) at their own risk.

(i)	Mylan reserves the right to notify any matter, including the making of the Offer to a Perrigo shareholder:

(i)	with a registered address outside Ireland, the United Kingdom or the United States; or

(ii)	whom Mylan knows to be a custodian, trustee or nominee holding Perrigo ordinary shares for persons who are citizens, residents or nationals of jurisdictions outside Ireland, the United Kingdom or the United States, by announcement or by paid advertisement in a newspaper or newspapers published and circulated in Ireland and the United States. The notice will be deemed to have been sufficiently given, despite any failure by a Perrigo shareholder to receive or see that notice. A reference to a notice or the provision of information in writing by or on behalf of Mylan is to be construed accordingly.

(j)	The Offer is made on September 14, 2015 and is capable of acceptance therefrom. Copies of this document, the relevant Acceptance Documents and any related documents may be collected from the exchange agent at the addresses specified in paragraph 6(e) of this Part B.

(k)	The Offer is governed by the laws of Ireland and the United States and is subject to the jurisdiction of the courts of Ireland and the United States.

(l)	The Perrigo ordinary shares will be acquired pursuant to the Offer fully paid and free from all Encumbrances and together with all rights now or hereafter attaching thereto including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made on or after the date of this prospectus / offer to exchange.

(m)	All references in this Appendix I to any statute or statutory provision shall include a statute or statutory provision which amends, consolidates or replaces the same (whether before or after the date hereof).

(n)	Any references in this Appendix I to the return or despatch of documents by post shall extend to the return or despatch by such other method as the Irish Takeover Panel may approve.

(o)	If the Irish Takeover Panel requires Mylan to make an Offer for Perrigo ordinary shares under the provisions of Rule 9 of the Irish Takeover Rules, Mylan may make such alterations to the conditions of the Offer, including the Acceptance Condition, as are necessary to comply with the provisions of that Rule.

(p)	In relation to any acceptances of the Offer in respect of a holding of Perrigo ordinary shares which are in uncertificated form, Mylan reserves the right to make such alterations, additions or modifications to the terms of the Offer as may be necessary or desirable to give effect to any purported acceptance of the Offer, whether in order to comply with the facilities or requirements of the Depository Trust Company or otherwise, provided such alterations, additions or modifications are consistent with the requirements of the Irish Takeover Rules or are otherwise made with the consent of the Irish Takeover Panel.

Part C: Procedure for acceptance of the Offer for holders of Perrigo ordinary shares

1. Acceptance of the Offer

If you are a holder of Perrigo ordinary shares, you will have received a letter of transmittal in connection with the Offer (the “Letter of Transmittal”) which constitutes the form of acceptance for the purposes of the Takeover Panel Act, 1997, Takeover Rules 2013. This Part C should be read together with the instructions on the Letter of Transmittal. The provisions of this Part C shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal. The instructions printed on the Letter of Transmittal shall be deemed to form part of the terms of the Offer.

The Letter of Transmittal is to be completed by Perrigo shareholders who wish to tender into the Offer either if certificates representing Perrigo ordinary shares are to be forwarded to the exchange agent together with the Letter of Transmittal or, unless an Agent’s Message is utilized, if delivery of the Perrigo ordinary shares is to be made by book-entry transfer pursuant to the procedures set forth below and in the this prospectus/offer to exchange under the section “The Offer—Procedure for Tendering.”

(a)	Perrigo ordinary shares in certificated form not held through the Book-Entry Transfer Facility

If you are a registered holder of Perrigo ordinary shares in certificated form which are not held through the Book-Entry Transfer Facility:

(i)	To validly tender shares pursuant to the Offer you should either: (i) complete, sign and send the Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees, your certificates and any other documents required by the Letter of Transmittal, to the exchange agent (a) by registered, certified or express mail at American Stock Transfer & Trust Company, LLC, Attn: Reorganizations, P.O. Box 2042, New York, NY 10272-2042, or (b) by overnight courier or by hand at American Stock Transfer & Trust Company, LLC, Attn: Reorganizations, 6201 15th Avenue, Brooklyn, NY 11219, as soon as possible; or (ii) comply with the guaranteed delivery procedures set out in the prospectus/offer to exchange, the Letter of Transmittal and the notice of guaranteed delivery which accompanies the Letter of Transmittal (the “Notice of Guaranteed Delivery”). The exchange agent must receive these documents by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on November 13, 2015 (or such later time(s) and/or date(s) to which the Offer may be extended with the consent of the Irish Takeover Panel) (the “Expiration Date”). Further details on the procedures for acceptance, including representations and warranties you are making by accepting the Offer are set out in the Letter of Transmittal and in paragraph 2 (Other requirements) of this Part C. The processing office of the exchange agent will not be open overnight. Therefore, all physical deliveries of documents required to tender Perrigo ordinary shares must be completed prior to the close of business on the US business day prior to the Expiration Date.

(ii)	No signature guarantee is required on the Letter of Transmittal: (i) if the Letter of Transmittal is signed by the registered holder(s) of Perrigo ordinary shares and such holder(s) have not completed either the box entitled “Special Issuance Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal; or (ii) if Perrigo ordinary shares are tendered for the account of a financial institution that is a member of the Security Transfer Agent Medallion Signature Program or by any other “eligible guarantor institution”, as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (each of the foregoing being referred to as an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution.

(iii)

If the Letter of Transmittal is signed by the registered holder(s) of Perrigo ordinary shares tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificates representing such Perrigo ordinary shares without alteration, enlargement or any other change whatsoever. If the Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) representing Perrigo ordinary shares tendered, the certificate(s) tendered hereby must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on such certificate(s). Signatures on such certificate(s) or stock powers must be guaranteed by an Eligible Institution.

(iv)	If you wish to tender fewer than all of the Perrigo ordinary shares represented by any certificate delivered to the exchange agent, you must indicate this in the Letter of Transmittal by completing the box entitled “Number of Shares Tendered”. In such case, except as otherwise provided in the Letter of Transmittal, new certificates representing the remainder of the Perrigo ordinary shares that were represented by the old certificates, but not tendered, will be sent to the registered holder(s) at the address(es) listed above in the box entitled “Description of Shares Tendered”, unless otherwise provided in the box(es) entitled “Special Delivery Instructions” and/or “Special Issuance Instructions” on the Letter of Transmittal, as soon as practicable after the Expiration Date or the termination of the Offer. All Perrigo ordinary shares represented by certificates delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

(v)	Holders of certificates representing Perrigo ordinary shares that have been mutilated, lost, stolen or destroyed should contact Computershare Trust Company, N.A., the transfer agent for Perrigo ordinary shares, by calling (800) 622-6757. The transfer agent will provide such holders with all necessary forms and instructions to replace any mutilated, lost, stolen or destroyed certificates.

(vi)	Shareholders who cannot comply with the book-entry transfer procedures on a timely basis may tender their Perrigo ordinary shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth in the Letter of Transmittal and in the prospectus/offer to exchange.

(vii)	Further details on the procedures for acceptance, including representations and warranties you are making by accepting the Offer are set out in the Letter of Transmittal and in paragraph 2 of this Part C.

(b)	Perrigo ordinary shares held through a broker or other securities intermediary in book-entry form through the Book-Entry Transfer Facility

If you hold your Perrigo ordinary shares through a broker or other securities intermediary in book-entry form through the Book-Entry Transfer Facility (that is, you hold your Perrigo ordinary shares in a brokerage or custodian account and through a clearing system):

(i)	If you hold your Perrigo ordinary shares through a broker or other securities intermediary, you should follow the instructions sent to you by that securities intermediary. To validly tender shares pursuant to the Offer you should instruct your securities intermediary to deliver your Perrigo ordinary shares by book-entry transfer made to the account maintained by the exchange agent at the Book-Entry Transfer Facility, and deliver an Agent’s Message or duly completed Letter of Transmittal and accompanying documents to the exchange agent. These steps should be completed by 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on November 13, 2015 (or such later time(s) and/or date(s) to which the Offer may be extended with the consent of the Irish Takeover Panel). The Book-Entry Transfer Facility will cease processing tenders of Perrigo ordinary shares at its close of business on the US business day prior to the Expiration Date. In addition, each participant in the Book-Entry Transfer Facility and other securities intermediary will establish its own cut-off date and time to receive instructions to tender Perrigo ordinary shares in the Offer, which may be earlier than the Expiration Date. You should contact the broker or other securities intermediary through which you hold Perrigo ordinary shares to determine the cut-off date and time applicable to you.

(ii)

The exchange agent has established an account with respect to the Perrigo ordinary shares at the Book-Entry Transfer Facility for the purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Perrigo ordinary shares by causing the Book-Entry Transfer Facility to transfer such Perrigo ordinary shares into the exchange agent’s account at the Book-Entry Transfer Facility’s in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. Although delivery of Perrigo ordinary shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and any other required documents must, in any case, be received by the exchange agent prior to the Expiration Date. An “Agent’s Message” delivered in lieu of the Letter of Transmittal means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the exchange agent and forming a part of the book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Perrigo ordinary shares that are the subject of such book-entry confirmation, that such participant has received and agrees to be bound by the terms of the Offer and the Letter of Transmittal and that Mylan may enforce such agreement against the participant.

(iii)	Further details on the procedures for acceptance, including representations and warranties you are making by accepting the Offer are set out in the Letter of Transmittal and in paragraph 2 of this Part C.

(c)	Effects of tendering Perrigo ordinary shares

(i)	The method of delivery of Perrigo ordinary shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering Perrigo shareholder, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

(ii)	No alternative, conditional or contingent tenders will be accepted and no fractional Perrigo ordinary shares will be exchanged. All tendering holders of Perrigo ordinary shares, by execution of the Letter of Transmittal (or a manually signed facsimile thereof) (or, in the case of a book-entry transfer, an Agent’s Message), waive any right to receive any notice of the acceptance of their Perrigo ordinary shares for exchange.

(iii)	The Offer in respect of Perrigo ordinary shares shall be deemed (without any further action by the exchange agent) accepted upon delivery of the Letter of Transmittal (or a manually signed facsimile thereof) evidencing tendered Perrigo ordinary shares, if any, and any other required documents to the exchange agent, or, in the case of a book-entry holder, book-entry transfer of Perrigo ordinary shares to the account maintained by the exchange agent at the Book-Entry Transfer Facility and delivery of an Agent’s Message. The acceptance of the Offer by a tendering holder of Perrigo ordinary shares pursuant to the procedures described above, subject to the withdrawal rights described in paragraph 4 of Part B of this Appendix I, will constitute a binding agreement between the tendering holder of Perrigo ordinary shares and Mylan upon the terms and subject to the conditions of the Offer.

(d)	Guaranteed delivery

Shareholders whose certificates representing Perrigo ordinary shares are not immediately available or who cannot deliver their certificates and all other required documents to the exchange agent prior to the Expiration Date or who cannot comply with the book-entry transfer procedures on a timely basis may tender their Perrigo ordinary shares by properly completing and duly executing the Notice of Guaranteed Delivery pursuant to the guaranteed delivery procedures set forth herein and in the prospectus/offer to exchange.

(e)	Additional information

If you are in any doubt as to the procedure for acceptance or if you require additional copies of the prospectus/offer to exchange, Letters of Transmittal or Notices of Guaranteed Delivery, please call the Information Agent toll-free at +1 (877) 750-9499, or, from outside the United States at +1 (412) 232-3651. Please note that, for legal reasons, the Information Agent will be unable to give advice on the merits of the Offer or to provide legal, financial or taxation advice on the contents of this document. Shareholders may also contact their brokers, dealers, banks, trust companies or other nominees for assistance concerning the Offer.

2. Other requirements

Without prejudice to the terms of the Letter of Transmittal and the provisions of Parts A and B of this Appendix I, by executing the Letter of Transmittal or delivering an Agent’s Message to the exchange agent:

(a)	upon, and subject to, the conditions to and terms of the Offer, and effective on the Offer becoming wholly unconditional (at which time Mylan will give notice thereof to the exchange agent), and if the tendering holder of Perrigo ordinary shares has not validly withdrawn his acceptance:

(i)	such tendering holder of Perrigo ordinary shares sells, assigns and transfers to, or upon the order of, Mylan all right, title and interest in and to all Perrigo ordinary shares with respect to which the Offer is accepted; and

(ii)	such tendering holder of Perrigo ordinary shares irrevocably constitutes and appoints each of Mylan and any director or executive officer of, or other person authorised by Mylan as his true and lawful agents, attorneys-in-fact and proxies and with his authority with respect to such Perrigo ordinary shares tendered by such shareholder and accepted for exchange by Mylan, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to, in the agent’s, attorney’s or proxy’s sole discretion:

(A)	have the Perrigo ordinary shares re-registered in the name of or as instructed by Mylan or, if tender is by book-entry transfer, transfer the Perrigo ordinary shares to an account at the Book-Entry Transfer Facility designated by Mylan;

(B)	take such other actions and execute such documents as Mylan may reasonably deem necessary or desirable to give effect to such tendering holder’s acceptance of the Offer in respect of such Perrigo ordinary shares; and/or

(C)	receive all benefits and otherwise exercise all rights of beneficial ownership of such Perrigo ordinary shares;

(b)	the tendering holder of Perrigo ordinary shares agrees that all prior proxies and powers of attorney and proxies given by such shareholder with respect to such Perrigo ordinary shares will be revoked, without further action, and no subsequent powers of attorney or proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective);

(c)	the tendering holder of Perrigo ordinary shares agrees that, effective from and after the date of such execution or, if later, the date on which the Offer has become or has been declared wholly unconditional:

(i)	Mylan and any director or executive officer of, or person authorised by Mylan shall be entitled to direct the exercise of any votes attaching to Perrigo ordinary shares which have been validly tendered and any other rights and privileges attaching to such Perrigo ordinary shares, including all voting, consent and other rights attaching to such Perrigo ordinary shares as they in their sole discretion may deem proper at any annual or special meeting of Perrigo shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise, and/or any right to requisition a general meeting of Perrigo or of any class of its securities;

(ii)	such holder is granting the authority to Mylan or any director or executive officer of, or other person authorised by, Mylan, within the terms of paragraph 5 (Revised Offer) of Part B of this Appendix I;

(iii)	the execution of the Letter of Transmittal by a holder of Perrigo ordinary shares (together with any signature guarantees) and its delivery to the exchange agent, or, in the case of Perrigo ordinary shares in book-entry form, the book-entry transfer of Perrigo ordinary shares to the account maintained by the exchange agent at the Book-Entry Transfer Facility and delivery of an Agent’s Message, shall constitute in respect of Perrigo ordinary shares which have been accepted for exchange by Mylan:

(A)	an authority to Perrigo and/or its respective agents from the holder of such accepted Perrigo ordinary shares to send any notice, circular, warrant, document or other communications that may be required to be sent to him as a holder of Perrigo ordinary shares to Mylan at its registered office;

(B)	an authority to Mylan and any director or executive officer of, or other person authorised by Mylan to sign any consent to short notice of a general meeting or separate class meeting on behalf of the holder of such accepted Perrigo ordinary shares and/or to execute a form of proxy in respect of the accepted Perrigo ordinary shares appointing any person nominated by Mylan to attend general meetings and separate class meetings of Perrigo or any adjournment thereof and to exercise the votes attaching to any such Perrigo ordinary shares on his behalf; and

(C)	the agreement of the tendering holder of such accepted Perrigo ordinary shares not to exercise any such rights without the consent of Mylan and the irrevocable undertaking of such tendering holder of such accepted Perrigo ordinary shares not to appoint a proxy for or to attend any such general meetings or separate class meetings; and

(iv)	in the case of Perrigo ordinary shares in book-entry form, the creation of a Depository Trust Company payment obligation in favour of his payment bank in accordance with Depository Trust Company payment arrangements shall discharge in full any obligation of Mylan to pay him the cash portion of the purchase price to which he is entitled pursuant to the Offer;

(d)	the tendering holder of Perrigo ordinary shares represents and warrants that:

(i)	the tendering holder of Perrigo ordinary shares owns the Perrigo ordinary shares being tendered (and any and all dividends, distributions, rights, other Perrigo ordinary shares or other securities issuable, payable or distributable in respect thereof on or after the date of the prospectus/offer to exchange (but not actually issued, paid, or distributed) (collectively, “Distributions”));

(ii)	the tender of such Perrigo ordinary shares complies with Rule 14e-4 under the Securities Exchange Act of 1934, as amended;

(iii)	the tendering holder of such Perrigo ordinary shares has the full power and authority to accept the Offer and to tender, sell, assign and transfer such holder’s Perrigo ordinary shares (and all Distributions) tendered in the Offer;

(iv)	Mylan will acquire good, marketable and unencumbered title to any Perrigo ordinary shares which are accepted for exchange by Mylan, free from all liens, restrictions, charges, encumbrances, rights of pre-emption, other third party rights and other interests of any nature whatsoever and together with all rights now or hereafter attaching thereto including without limitation voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid, or any other return of capital (whether by reduction of share capital or share premium account or otherwise) made on or after the date of this prospectus / offer to exchange;

(v)

the tendering holder of Perrigo ordinary shares which have been accepted for exchange by Mylan will, upon request, execute any additional documents and take all other such necessary actions as deemed by the exchange agent or Mylan to be necessary or desirable to complete the sale, assignment and transfer of Perrigo ordinary shares in respect of which the Offer is being accepted and, for the avoidance of doubt, to perfect any of the authorities expressed to be given hereunder and/or secure the full benefit of the authorities and powers of attorney expressed to be granted by the Letter of Transmittal or this Appendix I;

(e)	the tendering holder of Perrigo ordinary shares represents and warrants to Mylan and the exchange agent that such tendering holder of Perrigo ordinary shares which have been accepted for exchange by Mylan:

(i)	has not received or sent copies or originals of this prospectus/offer to exchange, the Letter of Transmittal, the Notice of Guaranteed Delivery or any related offering documentation in, into or from any jurisdiction where it would be unlawful to make the Offer;

(ii)	has not used in connection with the Offer or the execution or delivery of the Letter of Transmittal or the Notice of Guaranteed Delivery, directly or indirectly, the mails of, or any means or instrumentality (including, without limitation, facsimile transmissions, telephone or email) of interstate or foreign commerce of, or any facilities of a national securities exchange of any jurisdiction where it would be unlawful to make the Offer;

(iii)	is accepting the Offer from outside a jurisdiction where it would be unlawful to make the Offer and has not signed the Letter of Transmittal or Notice of Guaranteed Delivery in any jurisdiction where it would be unlawful to make the Offer; and

(iv)	is not an agent or fiduciary acting on a non-discretionary basis for a principal, unless such agent or fiduciary is an authorised employee of such principal or such principal has given all instructions with respect to the Offer from outside a jurisdiction where it would be unlawful to make the Offer;

(f)	the tendering holder of Perrigo ordinary shares agrees that, if any provisions of this Appendix I shall be unenforceable or invalid or shall not operate so as to afford Mylan, the exchange agent and/or any director, executive officer, agent or other person authorised by Mylan the benefit of any authority expressed to be given therein, he shall, with all practicable speed, do all such acts and things and execute all such documents and give all such assurances that may be required or desirable to enable Mylan, the exchange agent and/or any director, executive officer, agent or any other person authorised by Mylan to secure the full benefit of this Appendix I;

(g)	the tendering holder of Perrigo ordinary shares agrees that the terms and conditions of the Offer contained in this prospectus/offer to exchange shall be deemed to be incorporated in, and form part of, the Letter of Transmittal which shall be read and construed accordingly and that on execution the Letter of Transmittal will take effect as a deed; and

(h)	the tendering holder of Perrigo ordinary shares agrees that the Offer will be governed by the laws of Ireland and the US and will be subject to the jurisdiction of the courts of Ireland and the US and that execution of the Letter of Transmittal constitutes his submission to the jurisdiction of the courts of Ireland and the US in relation to all matters arising in connection with the Offer and the Letter of Transmittal.

APPENDIX II

ADDITIONAL INFORMATION

(as required by the Irish Takeover Rules)

1.	Responsibility Statement

The directors of Mylan accept responsibility for the information contained in this document, save that the only responsibility accepted by the directors of Mylan in respect of the information in this document relating to Perrigo, the Perrigo Group, the Perrigo Board and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2.	Directors and Registered Office

2.1	The Mylan directors are:

Heather Bresch

Wendy Cameron

Hon. Robert J. Cindrich

Robert J. Coury

JoEllen Lyons Dillon

Neil Dimick, C.P.A.

Melina Higgins

Douglas Leech, C.P.A.

Rajiv Malik

Joseph C. Maroon, M.D.

Mark W. Parrish

Rodney L. Piatt, C.P.A.

Randall L. (Pete) Vanderveen, Ph. D., R.Ph.

Mylan’s principal executive offices are located at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9UL England and its global headquarters are located at 1000 Mylan Blvd., Canonsburg, PA 15317.

2.2	As far as Mylan is aware, the Perrigo directors are:

Herman Morris, Jr.

Joseph C. Papa

Michael J. Jandernoa

Gerald K. Kunckle Jr.

Ellen R. Hoffing

Jacqualyn A. Fouse

David T. Gibbons

Ran Gottfried

Gary M. Cohen

Laurie Brlas

Donal O’Connor

Perrigo’s registered office is at Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland.

3.	Certain Financial Effects of the Offer

The following table shows certain estimated financial effects for a holder of 100 Perrigo ordinary shares should the offer be consummated; in particular the effect on such shareholder’s capital and income position as a Perrigo shareholder. This table disregards any tax effects as a result of the consummation of the offer. In particular, it disregards the tax consequences of holding Perrigo ordinary shares and Mylan ordinary shares and the investment of cash consideration and the receipt of Mylan ordinary shares and cash in exchange for Perrigo ordinary shares. This table is for illustrative purposes only and is made on the bases and assumptions set out in the notes below, assuming that the offer is consummated.

Capital value

	Notes	$
Market value of 100 Perrigo ordinary shares	1	16,471.00
Market value of 230 Mylan ordinary shares	2	11,051.50
Cash consideration		7,500.00
Total value of offer consideration		18,551.50

Increase in capital value		2,080.50

This represents an increase of approximately		12.63%

Gross income

	Notes	$
Gross dividend from 100 Perrigo ordinary shares	3	50
Gross dividend from 230 Mylan ordinary shares	4	0
Gross dividend from reinvestment of cash consideration	5	159.75
Total gross income		209.75

Increase in gross income		N/A

This represents an increase of approximately		N/A

Notes:

1.	Based on the closing share price of $164.71 per Perrigo ordinary share on April 7, 2015, being the last trading day prior to the disclosure of Mylan’s initial proposal to acquire Perrigo.

2.	Based on the closing share price of $48.05 per Mylan ordinary share on September 4, 2015, being the last practicable day before the printing of this prospectus/offer to exchange that is also a trading day.

3.	The gross dividend income for Perrigo is based on Perrigo’s quarterly dividend of $0.125 per share paid on June 16, 2015, annualized for one year.

4.	The gross dividend income from Mylan ordinary shares is based on Mylan’s historical dividend policy. The determination to pay dividends in future will be subject to the ongoing review of the board of directors of Mylan. Mylan Inc. did not pay dividends in 2014, and Mylan currently does not intend to pay dividends on its ordinary shares in the near future.

5.	The gross income from cash consideration is calculated on the assumption that the cash is reinvested to yield approximately 2.13% per annum, being the gross yield on the 10-year United States Treasury Notes, as quoted by Bloomberg on September 4, 2015 (being the last practicable date before the posting of this prospectus/offer to exchange that is also a trading day).

4.	Market Price Quotations

The following table shows the closing price of relevant Mylan securities and relevant Perrigo securities as derived from NASDAQ with respect to Mylan and from the NYSE and the TASE with respect to Perrigo (i) on the first dealing day in each of the six months prior to the date of this prospectus/offer to exchange; (ii) on April 7, 2015 (the last trading day prior to the commencement of the offer period); and (iii) at the close of business on September 4, 2015, which is the latest practicable date that is also a trading day on the NYSE and NASDAQ prior to the printing of this prospectus/offer to exchange.

Date	Mylan (NASDAQ)	Perrigo (NYSE)	Perrigo (TASE)
March 2, 2015	$57.89	$157.55	$156.28
April 1, 2015	$57.94	$163.99	$163.33
April 7, 2015	$59.57	$164.71	$165.23
May 1, 2015	$73.89	$186.26	$187.71	*
June 1, 2015	$73.32	$192.99	$192.65
July 1, 2015	$69.70	$185.06	$187.95
August 3, 2015	$55.20	$192.50	$191.96
September 1, 2015	$48.29	$179.46	$180.19
September 4, 2015	$48.05	$178.80	$171.92	**

*	The TASE market was closed on May 1, 2015. We have listed the closing price of Perrigo ordinary shares on May 3, 2015, the first TASE trading day following May 1, 2015.
**	The TASE market was closed on September 4, 2015. We have listed the closing price of Perrigo securities on September 6, the first TASE trading day following September 4, 2015.

5.	Shareholders and Dealings

5.1	For the purposes of this paragraph 5:

(a)	Two or more persons are deemed to be acting in concert if they co-operate on the basis of an agreement, either express or tacit, either oral or written, aimed at

(i)	either:

(A)	the acquisition by any one or more of them of securities in the relevant company concerned; or

(B)	the doing, or the procuring of the doing, of any act that will or may result in an increase in the proportion of securities in the relevant company concerned held by any one or more of them; or

(ii)	either:

(A)	acquiring control of the relevant company concerned; or

(B)	frustrating the successful outcome of an offer made for the purpose of the acquisition of control of the relevant company concerned;

and ‘acting in concert’ shall be construed accordingly;

(b)	arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing;

(c)	control means the holding, whether directly or indirectly, of securities in a company that confer in aggregate 30 percent or more of the voting rights in that company;

(d)	derivative includes any financial product whose value, in whole or in part, is determined directly or indirectly by reference to the price of an underlying security;

(e)	disclosure date means September 7, 2015, being the latest practicable date before the posting of this prospectus/offer to exchange;

(f)	disclosure period means the period commencing on April 8, 2014 (being the date 12 months before the commencement of the offer period) and ending on the disclosure date;

(g)	exempt fund manager means a discretionary fund manager which has been recognized by the Irish Takeover Panel as an exempt fund manager for the purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Irish Takeover Panel and has not been notified by the Irish Takeover Panel of the withdrawal of such recognition;

(h)	exempt principal trader means a principal trader which is recognized by the Irish Takeover Panel as an exempt principal trader for purposes of the Irish Takeover Rules, has been notified in writing of that fact by the Panel and has not been notified by the withdrawal of such recognition;

(i)	interest in or interested in a relevant security means:

(i)	for the purpose of determining whether a person has an “interest in a relevant security” or is “interested in a relevant security”;

(ii)	that person shall be deemed to have an “interest,” or to be “interested,” in a relevant security if and only if he or she has a long position in that security; and

(iii)	a person who has only a short position in a relevant security shall be deemed not to have an interest, nor to be interested, in that security;

(j)	Long position and short position:

A person shall be deemed to have a long position in a relevant security for the purposes of

paragraph	(i) if he or she directly or indirectly:

(A)	owns that security; or

(B)	has the right or option to acquire that security or to call for its delivery; or

(C)	is under an obligation to take delivery of that security; or

(D)	has the right to exercise or control the exercise of the voting rights (if any) attaching to that security,

or to the extent that none of sub-paragraphs (A) to (D) above applies to that person, if he or she:

(E)	will be economically advantaged if the price of that security increases; or

(F)	will be economically disadvantaged if the price of that security decreases, irrespective of:

(i)	how any such ownership, right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to purchase, option or derivative; and

(ii)	whether any such ownership, right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise,

provided that a person who has received an irrevocable commitment to accept an offer (or to procure that another person accept an offer) shall not, by virtue only of sub-paragraph (B) or (C) above, be treated as having an interest in the Relevant Securities that are the subject of the irrevocable commitment;

(k)	A person shall be deemed to have a short position in a relevant security for the purposes of paragraph (i) if he or she directly or indirectly:

(i)	has the right or option to dispose of that security or to put it to another person; or

(ii)	is under an obligation to deliver that security to another person; or

(iii)	is under an obligation either to permit another person to exercise the voting rights (if any) attaching to that security or to procure that such voting rights are exercised in accordance with the directions of another person, or to the extent that none of sub-paragraphs (i) to (iii) above applies to that person if he or she:

(iv)	will be economically advantaged if the price of that security decreases; or

(v)	will be economically disadvantaged if the price of that security increases, irrespective of:

(A)	how any such right, option, obligation, advantage or disadvantage arises and including, for the avoidance of doubt and without limitation, where it arises by virtue of an agreement to sell, option or derivative; and

(B)	whether any such right, option, obligation, advantage or disadvantage is absolute or conditional and, where applicable, whether it is in the money or otherwise;

(l)	relevant Mylan securities in relation to Mylan shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	equity share capital of Mylan; and

(ii)	securities of Mylan which confer on their holders rights to convert into or to subscribe for any securities of the foregoing category;

(m)	relevant Perrigo securities in relation to Perrigo shall have the meaning assigned by Rule 2.1 of Part A of the Irish Takeover Rules, meaning:

(i)	securities of Perrigo which are the subject of the offer or which confer voting rights;

(ii)	equity share capital of Perrigo; and

(iii)	securities or any other instruments of Perrigo conferring on their holders rights to convert into or to subscribe for any new securities of the foregoing categories;

(n)	relevant period means the period commencing on April 8, 2015 and ending on the disclosure date; and

(o)	relevant securities means relevant Mylan securities or relevant Perrigo securities, as appropriate, and relevant security shall be construed appropriately.

5.2	Interests and short positions in relevant Perrigo securities

(a)	As at close of business on the disclosure date, neither Mylan, nor any person acting in concert with Mylan held any interest or short position in relevant Perrigo securities.

(b)	As at the close of business on the disclosure date, no Mylan director (including persons connected with them (within the meaning of the Companies Act 2014)) was interested, or held any short positions, in any relevant Perrigo securities.

(c)	As at close of business on the disclosure date, no subsidiary or associated company of Mylan was interested, or held any short positions, in any relevant Perrigo securities.

(d)	As at the close of business on the disclosure date, no trustee of any pension scheme in which Mylan or any subsidiary of Mylan participates, was interested, or held any short positions, in any relevant Perrigo securities (other than an industry-wide pension scheme).

(e)	As at the close of business on the disclosure date, neither Goldman Sachs (financial advisor to Mylan) nor any person controlling, controlled by, or under common control with Goldman Sachs, (other than as an exempt fund manager or an exempt principal trader) was interested, or held short positions, in any relevant Perrigo securities.

(f)	As at the close of business on the disclosure date, neither Centerview Partners LLC (financial advisor to Mylan) nor any person controlling, controlled by, or under common control with Centerview Partners LLC, (other than as an exempt fund manager or an exempt principal trader) was interested, or held any short positions, in any relevant Perrigo securities.

(g)	As at the close of business on the disclosure date, no partner or member of the professional staff of the Irish firm of PricewaterhouseCoopers (Mylan’s reporting accountant under the Irish Takeover Rules) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Perrigo securities.

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of Cravath, Swaine & Moore (US legal advisor to Mylan) actively engaged in relation to the offer, or otherwise customarily engaged in the affairs of Mylan since April 8, 2013, was interested, or held any short positions, in any relevant Perrigo securities.

(i)	As at the close of business on the disclosure date, no partner or member of the professional staff of Arthur Cox (Irish legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Perrigo securities.

(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of NautaDutilh N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Perrigo securities.

(k)	As at the close of business on the disclosure date, no partner or member of the professional staff of Stibbe N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Perrigo securities.

(l)	As at the close of business on the disclosure date, no partner or member of the professional staff of Meitar Liquornik Geva Leshem Tal (Israeli legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Perrigo securities.

(m)	As at the close of business on the disclosure date, neither Innisfree M&A Incorporated (consultant proxy solicitation agents to Mylan) nor any person controlling, controlled by, or under common control with Innisfree M&A Incorporated was interested, or held any short positions, in any relevant Perrigo securities.

(n)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Mylan was interested, or held any short positions, in any relevant Perrigo securities.

(o)	As at the close of business on the disclosure date, no person has provided Mylan, or any person acting in concert with it, with an irrevocable commitment or letter of intent in connection with relevant Perrigo securities.

(p)	No arrangement exists between Mylan or any other person acting in concert with Mylan, and any other person in relation to relevant Perrigo securities.

(q)	As at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Mylan, held any interest or any short position in any relevant Perrigo securities.

(r)	The information in this paragraph 5.2 in respect of each member of the Mylan group and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Mylan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

5.3	Interests and short positions in relevant Mylan securities

(a)	As at the close of business on the disclosure date, the Mylan directors (including persons connected with them (within the meaning of the Irish Companies Act 2014)) were interested in the following relevant Mylan securities (excluding options and other share awards which are disclosed in paragraph (b) below):

Name	Number of Mylan ordinary shares owned
Heather Bresch	923,955	(1)(4)
Wendy Cameron	64,487
Hon. Robert J. Cindrich	8,135
Robert J. Coury	1,551,698	(2)(4)
JoEllen Lyons Dillon	3,609
Neil Dimick, C.P.A	38,587
Melina Higgins	19,000	(3)
Douglas Leech, C.P.A	31,380
Rajiv Malik	813,291	(4)
Joseph C. Maroon, M.D.	11,787
Mark W. Parrish	29,660
Rodney L. Piatt, C.P.A.	33,135
Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	35,787

(1)	Includes 1,157 shares held in Ms. Bresch’s 401(k) account.
(2)	Includes 4,957 shares held in Mr. Coury’s 401(k) account.
(3)	Includes 19,000 shares held by Ms. Higgins’ spouse.
(4)	Includes restricted ordinary shares issued on June 10, 2015 upon conversion of stock appreciation rights pursuant to the terms of Mylan’s One-Time Special Performance-Based Five-Year Realizable Value Incentive Program implemented in 2014. The restricted ordinary shares remain subject to forfeiture and additional vesting conditions, including achievement of adjusted diluted earnings per share of $6.00 and continued service, and the other terms and conditions of the program. The One-Time Special Performance-Based Five-Year Realizable Value Incentive Program is described in detail in Mylan Inc.’s Form 10-K/A for the period ending December 31, 2014.

(b)	As at the close of business on the disclosure date, the following options or awards over Mylan shares have been granted to the following Mylan directors (including persons connected with them within the meaning of the Irish Companies Act 2014) under the Mylan Amended and Restated 2003 Long-Term Incentive Plan and remain outstanding:

Stock Options

Name	Number of Shares under Options	Exercise Price Per Share		Expiry Date
Heather Bresch	14,196 4,413 4,266 3,236 65,502	$ $ $ $ $	21.13 22.66 23.44 30.90 55.84	March 3, 2020 March 2, 2021 February 22, 2022 March 6, 2023 March 5, 2024

Wendy Cameron	2,974		$45.72	April 11, 2024

Hon. Robert J. Cindrich	2,974		$45.72	April 11, 2024

Robert J. Coury	14,196 4,413 4,266 3,236 58,952	$ $ $ $ $	21.13 22.66 23.44 30.90 55.84	March 3, 2020 March 2, 2021 February 22, 2022 March 6, 2023 March 5, 2024

JoEllen Lyons Dillon	2,974		$45.72	April 11, 2024

Neil Dimick, C.P.A.	2,974		$45.72	April 11, 2024

Melina Higgins	6,623 2,974	$ $	31.63 45.72	May 28, 2023 April 11, 2024

Douglas Leech, C.P.A.	2,974		$45.72	April 11, 2024

Rajiv Malik	34,389		$55.84	March 5, 2024

Joseph C. Maroon, M.D.	2,974		$45.72	April 11, 2024

Mark W. Parrish	2,974		$45.72	April 11, 2024

Rodney L. Piatt, C.P.A.	19,994 14,286 11,626 10,864 13,158 6,623 2,974	$ $ $ $ $ $ $	12.96 13.43 20.52 23.90 21.00 31.63 45.72	April 25, 2018 May 7, 2019 May 14, 2020 May 6, 2021 May 4, 2022 May 28, 2023 April 11, 2024

Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	2,974		$45.72	April 11, 2024

(c)	Save as described in paragraph (a) and (b) above, as at the close of business on the disclosure date, no Mylan director (including persons connected with them (within the meaning of the Companies Act 2014)) was interested, or held any short positions, in any relevant Mylan securities.

(d)	As at close of business on the disclosure date, no subsidiary or associated company of Mylan was interested, or held any short positions in, any relevant Mylan securities.

(e)	As at the close of business on the disclosure date, no trustee of any pension scheme in which Mylan or any subsidiary of Mylan participates, was interested, or held any short positions, in any relevant Mylan securities (other than an industry-wide pension scheme).

(f)	As at the close of business on the disclosure date, Goldman Sachs (financial advisor to Mylan) and any person controlling, controlled by, or under common control with Goldman Sachs, (other than as an exempt fund manager or an exempt principal trader) was interested, or held short positions, in the following relevant Mylan securities:

Mylan ordinary shares

Name	Number of Relevant Securities
Goldman, Sachs & Co.	-7,668,012

Mylan Convertible Bond

Name	Number of Relevant Securities
Goldman, Sachs & Co.	3,246,000

Mylan CFD

Name	Number of Relevant Securities
Goldman, Sachs & Co.	-48,879

Mylan Equity Swap

Name	Number of Relevant Securities
Goldman, Sachs & Co.	-1,345,997

Mylan Equity Swap Basket

Name	Number of Relevant Securities
Goldman, Sachs & Co.	-200,000

Mylan Call Option

Name	Number of Relevant Securities
Goldman, Sachs & Co.	234,500

Mylan Put Option

Name	Number of Relevant Securities
Goldman, Sachs & Co.	33,500

(g)	As at the close of business on the disclosure date, neither Centerview Partners LLC (financial advisor to Mylan) nor any person controlling, controlled by, or under common control with Centerview Partners LLC, (other than as an exempt fund manager or an exempt principal trader), was interested, or held any short positions, in any relevant Mylan securities.

(h)	As at the close of business on the disclosure date, no partner or member of the professional staff of the Irish firm of PricewaterhouseCoopers (Mylan’s reporting accountant under the Irish Takeover Rules) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

(i)	As at the close of business on the disclosure date, no partner or member of the professional staff of Cravath Swaine & Moore (US legal advisor to Mylan) actively engaged in relation to the offer, or otherwise customarily engaged in the affairs of Mylan since April 8, 2013, was interested, or held any short positions, in any relevant Mylan securities.

(j)	As at the close of business on the disclosure date, no partner or member of the professional staff of Arthur Cox (Irish legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

(k)	As at the close of business on the disclosure date, no partner or member of the professional staff of NautaDutilh N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

(l)	As at the close of business on the disclosure date, no partner or member of the professional staff of Stibbe N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

(m)	As at the close of business on the disclosure date, no partner or member of the professional staff of Meitar Liquornik Geva Leshem Tal (Israeli legal advisor to Mylan) actively engaged in relation to the offer or otherwise customarily engaged in the affairs of Mylan since April 8, 2013 was interested, or held any short positions, in any relevant Mylan securities.

(n)	As at the close of business on the disclosure date, neither Innisfree M&A Incorporated (consultant proxy solicitation agents to Mylan) nor any person controlling, controlled by, or under common control with Innisfree M&A Incorporated was interested, or held any short positions, in any relevant Mylan securities.

(o)	As at the close of business on the disclosure date, no fund manager (other than an exempt fund manager) connected with Mylan was interested, or held any short positions, in any relevant Mylan securities.

(p)	As at the close of business on the disclosure date, neither Mylan nor, so far as the Mylan directors are aware, any person acting in concert with Mylan was interested, or held any short positions, in any relevant Mylan securities.

(q)	As at the close of business on the disclosure date, neither Mylan nor, so far as the Mylan directors are aware, any person acting in concert with Mylan, has any arrangement with any other person in relation to relevant Mylan securities.

(r)	As at the close of business on the disclosure date, no person has provided Mylan, or any person acting in concert with it, with an irrevocable commitment or letter of intent in relation to relevant Mylan securities.

(s)	Save as disclosed in this paragraph 5.3, as at the close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Mylan, held any interest or any short position in any relevant Mylan securities.

(t)	The information in this paragraph 5.3 in respect of each member of the Mylan group and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Mylan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

5.4	Dealings in relevant Perrigo securities

(a)	During the disclosure period, Mylan had no dealings in any relevant Perrigo securities.

(b)	During the disclosure period, there were no dealings in relevant Perrigo securities by any subsidiary or associated company of Mylan.

(c)	During the disclosure period, no Mylan director had any dealings in any relevant Perrigo securities.

(d)	During the disclosure period, there were no dealings in relevant Perrigo securities by Goldman Sachs (financial advisor to Mylan) or any person controlling, controlled by, or under common control with Goldman Sachs (other than as an exempt fund manager or an exempt principal trader).

(e)	During the disclosure period, there were no dealings in relevant Perrigo securities by Centerview Partners LLC (financial advisor to Mylan) or any person controlling, controlled by, or under common control with Centerview Partners LLC, (other than as an exempt fund manager or an exempt principal trader).

(f)	During the disclosure period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of the Irish firm of PricewaterhouseCoopers (Mylan’s reporting accountant under the Irish Takeover Rules) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(g)	During the disclosure period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Cravath, Swaine & Moore LLP (US legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(h)	During the disclosure period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(i)	During the disclosure period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of NautaDutilh N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(j)	During the disclosure period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Stibbe N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(k)	During the disclosure period, there were no dealings in relevant Perrigo securities by any partner or member of the professional staff of Meitar Liquornik Geva Leshem Tal (Israeli legal advisor to

Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(l)	During the disclosure period, there were no dealings in relevant Perrigo securities by Innisfree M&A Incorporated (consultant proxy solicitation agents to Mylan) nor any person controlling, controlled by, or under common control with Innisfree M&A Incorporated.

(m)	During the disclosure period, there were no dealings in relevant Perrigo securities by any person that had an arrangement with Mylan.

(n)	As at close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Mylan dealt in any relevant Perrigo securities.

(o)	The information in this paragraph 5.4 in respect of each member of the Mylan group and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Mylan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

5.5	Dealings in relevant Mylan securities

(a)	The dealings during the disclosure period in Mylan securities by the Mylan directors or persons connected with them (within the meaning of the Irish Companies Act 2014) were as follows:

Director Share Dealings in Mylan Securities:

Name	Nature of Transaction	Date	Number of Mylan ordinary shares or awards	Price
Heather Bresch	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	545,884	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	91,613	N/A

	Conversion of Mylan Inc. Stock Appreciation Rights into Mylan Stock Appreciation Rights	2/27/2015	1,400,000	N/A

			(1,400,000)
	Conversion of Stock Appreciation Rights into Restricted Ordinary Shares	6/10/2015	378,071	N/A

Wendy Cameron	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	64,487	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

Hon. Robert J. Cindrich	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	8,135	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A
Robert J. Coury	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	1,281,647	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	85,063	N/A

Name	Nature of Transaction	Date	Number of Mylan ordinary shares or awards	Price

	Conversion of Mylan Inc. Stock Appreciation Rights into Mylan Stock Appreciation Rights	2/27/2015	1,000,000	N/A

			(1,000,000)
	Conversion of Stock Appreciation Rights into Restricted Ordinary Shares	6/10/2015	270,051	N/A

JoEllen Lyons Dillon	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	3,609	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

Neil Dimick, C.P.A.	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	38,587	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

Melina Higgins	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	8,351	N/A

	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	19,000	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	9,597	N/A

	Sale of Ordinary Shares	6/15/2015	(8,351)	$73.08

Douglas Leech, C.P.A.	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	31,380	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

Rajiv Malik	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	489,230	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	34,389	N/A

	Conversion of Mylan Inc. Stock Appreciation Rights into Mylan Stock Appreciation Rights	2/27/2015	1,200,000	N/A

			(1,200,000)
	Conversion of Stock Appreciation Rights into Restricted Ordinary Shares	6/10/2015	324,061	N/A

Joseph C. Maroon, M.D.	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	11,787	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

Name	Nature of Transaction	Date	Number of Mylan ordinary shares or awards	Price

Mark W. Parrish	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	29,660	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

Rodney L. Piatt, C.P.A.	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	33,135	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	79,525	N/A

Randall L. (Pete) Vanderveen, Ph.D., R.Ph.	Conversion of Mylan Inc. Shares into Mylan Ordinary Shares	2/27/2015	35,787	N/A

	Conversion of Mylan Inc. Options into Mylan Options	2/27/2015	2,974	N/A

(b)	During the disclosure period Mylan has not redeemed or purchased any relevant Mylan securities.

(c)	During the disclosure period, there were no dealings in relevant Mylan securities by any subsidiary or associated company of Mylan.

(d)	During the disclosure period, there were no dealings in relevant Mylan securities by any trustee of any pension scheme in which Mylan or any subsidiary of Mylan participates (other than an industry-wide pension scheme).

(e)	The dealings in relevant Mylan securities during the disclosure period by Goldman Sachs (financial advisor to Mylan) or any person controlling, controlled by, or under common control with Goldman Sachs (other than as an exempt fund manager or an exempt principal trader) were as follows:

Mylan ordinary shares

Trade Date Range MM/DD/YYYY	Purchase/Sell	Number of Relevant Securities	Minimum Price	Maximum Price
			$	$
02/27/2015 - 02/28/2015	Purchase	0	NA	NA
02/27/2015 - 02/28/2015	Sale	54	57.33	57.33
03/01/2015 - 03/31/2015	Purchase	4,823,967	52.50	75.00
03/01/2015 - 03/31/2015	Sale	5,191,770	50.00	65.60
04/01/2015 - 04/30/2015	Purchase	10,188,188	27.00	80.00
04/01/2015 - 04/30/2015	Sale	11,228,613	57.51	76.64
05/01/2015 - 05/31/2015	Purchase	7,206,563	50.00	90.00
05/01/2015 - 05/31/2015	Sale	8,363,932	65.00	80.00
06/01/2015 - 06/30/2015	Purchase	21,293,142	67.38	74.61
06/01/2015 - 06/30/2015	Sale	19,170,502	60.00	75.00
07/01/2015 - 07/31/2015	Purchase	9,773,318	40.00	80.00
07/01/2015 - 07/31/2015	Sale	14,437,710	52.50	80.00
08/01/2015 - 08/31/2015	Purchase	6,854,239	45.53	69.00
08/01/2015 - 08/31/2015	Sale	10,177,561	45.52	67.50
09/01/2015 - 09/07/2015	Purchase	2,710,151	46.57	49.55

Trade Date Range MM/DD/YYYY	Purchase/Sell	Number of Relevant Securities	Minimum Price	Maximum Price
09/01/2015 - 09/07/2015	Sale	2,450,662	46.59	55.00

02/27/2015 - 09/07/2015 (Total)	Purchase	62,849,568	27.00	90.00
02/27/2015 - 09/07/2015 (Total)	Sale	71,020,804	45.52	80.00

Mylan Convertible Bond

Trade Date Range MM/DD/YYYY	Purchase/Sell	Number of Relevant Securities	Minimum Price	Maximum Price
02/27/2015 - 02/28/2015	Purchase	0	NA	NA
02/27/2015 - 02/28/2015	Sale	0	NA	NA
03/01/2015 - 03/31/2015	Purchase	3,930,000	438.63	469.38
03/01/2015 - 03/31/2015	Sale	290,000	444.21	457.00
04/01/2015 - 04/30/2015	Purchase	6,533,000	459.98	543.00
04/01/2015 - 04/30/2015	Sale	8,115,000	436.66	547.60
05/01/2015 - 05/31/2015	Purchase	1,139,000	522.50	544.60
05/01/2015 - 05/31/2015	Sale	1,004,000	521.00	545.93
06/01/2015 - 06/30/2015	Purchase	150,000	549.88	549.88
06/01/2015 - 06/30/2015	Sale	245,000	541.81	554.67
07/01/2015 - 07/31/2015	Purchase	84,000	527.65	527.65
07/01/2015 - 07/31/2015	Sale	300,000	525.71	525.71
08/01/2015 - 08/31/2015	Purchase	3,400,000	416.44	428.62
08/01/2015 - 08/31/2015	Sale	3,400,000	416.85	430.19
09/01/2015 - 09/07/2015	Purchase	1,046,000	415.25	415.56
09/01/2015 - 09/07/2015	Sale	0	NA	NA

02/27/2015 - 09/07/2015 (Total)	Purchase	12,352,000	415.25	549.88
02/27/2015 - 09/07/2015 (Total)	Sale	13,064,000	416.85	554.67

Mylan CFD

Trade Date Range MM/DD/YYYY	Purchase/Sell	Number of Relevant Securities	Minimum Price	Maximum Price
02/27/2015 - 02/28/2015	Purchase	3,286	58.25	67.40
02/27/2015 - 02/28/2015	Sale	39,123	55.38	63.74
03/01/2015 - 03/31/2015	Purchase	2,500	63.27	63.27
03/01/2015 - 03/31/2015	Sale	59,015	55.21	67.87
04/01/2015 - 04/30/2015	Purchase	137,633	67.48	74.17
04/01/2015 - 04/30/2015	Sale	123,360	58.25	75.90
05/01/2015 - 05/31/2015	Purchase	37,088	70.45	73.94
05/01/2015 - 05/31/2015	Sale	37,814	69.71	74.03
06/01/2015 - 06/30/2015	Purchase	6,475	72.72	73.93
06/01/2015 - 06/30/2015	Sale	11,750	67.49	74.46
07/01/2015 - 07/31/2015	Purchase	208,527	55.59	71.88
07/01/2015 - 07/31/2015	Sale	140,715	55.99	70.24
08/01/2015 - 08/31/2015	Purchase	61,890	48.70	56.92
08/01/2015 - 08/31/2015	Sale	126,473	49.51	57.32
09/01/2015 - 09/07/2015	Purchase	3,455	47.87	48.91
09/01/2015 - 09/07/2015	Sale	734	47.42	48.62

02/27/2015 - 09/07/2015 (Total)	Purchase	460,854	47.87	74.17
02/27/2015 - 09/07/2015 (Total)	Sale	538,984	47.42	75.90

Mylan Equity Swap

Trade Date Range MM/DD/YYYY	Purchase/Sell	Number of Relevant Securities	Minimum Price	Maximum Price
02/27/2015 - 02/28/2015	Purchase	0	NA	NA
02/27/2015 - 02/28/2015	Sale	0	NA	NA
03/01/2015 - 03/31/2015	Purchase	0	NA	NA
03/01/2015 - 03/31/2015	Sale	0	NA	NA
04/01/2015 - 04/30/2015	Purchase	0	NA	NA
04/01/2015 - 04/30/2015	Sale	232,302	66.92	72.02
05/01/2015 - 05/31/2015	Purchase	193,852	70.74	73.95
05/01/2015 - 05/31/2015	Sale	4,200	70.38	70.38
06/01/2015 - 06/30/2015	Purchase	0	NA	NA
06/01/2015 - 06/30/2015	Sale	44,200	72.39	72.39
07/01/2015 - 07/31/2015	Purchase	1,692,767	55.28	57.24
07/01/2015 - 07/31/2015	Sale	943,700	57.24	69.00
08/01/2015 - 08/31/2015	Purchase	10,810	50.30	55.16
08/01/2015 - 08/31/2015	Sale	1,080,882	50.06	57.13
09/01/2015 - 09/07/2015	Purchase	0	NA	NA
09/01/2015 - 09/07/2015	Sale	0	NA	NA

02/27/2015 - 09/07/2015 (Total)	Purchase	1,897,429	50.30	73.95
02/27/2015 - 09/07/2015 (Total)	Sale	2,305,284	50.06	70.38

Mylan Equity Swap Basket

Trade Date Range MM/DD/YYYY	Purchase/Sell	Number of Relevant Securities	Minimum Price	Maximum Price
02/27/2015 - 02/28/2015	Purchase	0	NA	NA
02/27/2015 - 02/28/2015	Sale	0	NA	NA
03/01/2015 - 03/31/2015	Purchase	0	NA	NA
03/01/2015 - 03/31/2015	Sale	0	NA	NA
04/01/2015 - 04/30/2015	Purchase	0	NA	NA
04/01/2015 - 04/30/2015	Sale	0	NA	NA
05/01/2015 - 05/31/2015	Purchase	0	NA	NA
05/01/2015 - 05/31/2015	Sale	0	NA	NA
06/01/2015 - 06/30/2015	Purchase	0	NA	NA
06/01/2015 - 06/30/2015	Sale	0	NA	NA
07/01/2015 - 07/31/2015	Purchase	1,779,526	57.24	71.22
07/01/2015 - 07/31/2015	Sale	478,411	66.98	66.98
08/01/2015 - 08/31/2015	Purchase	0	NA	NA
08/01/2015 - 08/31/2015	Sale	0	NA	NA
09/01/2015 - 09/07/2015	Purchase	0	NA	NA
09/01/2015 - 09/07/2015	Sale	0	NA	NA

02/27/2015 - 09/07/2015 (Total)	Purchase	1,779,526	57.24	71.22
02/27/2015 - 09/07/2015 (Total)	Sale	478,411	66.98	66.98

Mylan Call Options

Trade Date MM/DD/YYYY	Purchase/ Sell	Number of Relevant Securities	Minimum Price	Maximum Price
02/27/2015 - 02/28/2015	Purchase	0	NA	NA
02/27/2015 - 02/28/2015	Sale	0	NA	NA
02/27/2015 - 02/28/2015	Exercise	0	NA	NA
03/01/2015 - 03/31/2015	Purchase	0	NA	NA
03/01/2015 - 03/31/2015	Sale	0	NA	NA
03/01/2015 - 03/31/2015	Exercise	0	NA	NA
04/01/2015 - 04/30/2015	Purchase	529,100	30.00	90.00
04/01/2015 - 04/30/2015	Sale	551,000	32.00	90.00
04/01/2015 - 04/30/2015	Exercise	160,900	32.00	65.00
05/01/2015 - 05/31/2015	Purchase	910,207	50.00	90.00
05/01/2015 - 05/31/2015	Sale	546,800	55.00	85.00
05/01/2015 - 05/31/2015	Exercise	1,600	50.00	73.50
06/01/2015 - 06/30/2015	Purchase	243,400	55.00	77.50
06/01/2015 - 06/30/2015	Sale	614,800	60.00	100.00
06/01/2015 - 06/30/2015	Exercise	0	NA	NA
07/01/2015 - 07/31/2015	Purchase	380,100	42.00	90.00
07/01/2015 - 07/31/2015	Sale	595,700	35.00	90.00
07/01/2015 - 07/31/2015	Exercise	153,500	50.00	67.50
08/01/2015 - 08/31/2015	Purchase	90,400	40.00	75.00
08/01/2015 - 08/31/2015	Sale	236,700	50.00	80.00
08/01/2015 - 08/31/2015	Exercise	352,300	50.00	75.00
09/01/2015 - 09/07/2015	Purchase	7,300	45.00	80.00
09/01/2015 - 09/07/2015	Sale	6,500	50.00	50.00
09/01/2015 - 09/07/2015	Exercise	0	NA	NA

02/27/2015 - 09/07/2015 (Total)	Purchase	2,160,507	30.00	90.00
02/27/2015 - 09/07/2015 (Total)	Sale	2,551,500	32.00	100.00
02/27/2015 - 09/07/2015 (Total )	Exercise	668,300	32.00	75.00

Mylan Put Options

Trade Date MM/DD/YYYY	Purchase/ Sell	Number of Relevant Securities	Minimum Price	Maximum Price
02/27/2015 - 02/28/2015	Purchase	0	NA	NA
02/27/2015 - 02/28/2015	Sale	0	NA	NA
02/27/2015 - 02/28/2015	Exercise	0	NA	NA
03/01/2015 - 03/31/2015	Purchase	0	NA	NA
03/01/2015 - 03/31/2015	Sale	0	NA	NA
03/01/2015 - 03/31/2015	Exercise	0	NA	NA
04/01/2015 - 04/30/2015	Purchase	365,800	37.00	90.00
04/01/2015 - 04/30/2015	Sale	351,700	42.50	80.00
04/01/2015 - 04/30/2015	Exercise	24,300	70.00	80.00
05/01/2015 - 05/31/2015	Purchase	761,414	50.00	75.00
05/01/2015 - 05/31/2015	Sale	1,264,814	50.00	90.00
05/01/2015 - 05/31/2015	Exercise	504,500	70.00	90.00
06/01/2015 - 06/30/2015	Purchase	5,200	55.00	70.00
06/01/2015 - 06/30/2015	Sale	12,900	60.00	85.00
06/01/2015 - 06/30/2015	Exercise	0	NA	NA

Trade Date MM/DD/YYYY	Purchase/ Sell	Number of Relevant Securities	Minimum Price	Maximum Price
07/01/2015 - 07/31/2015	Purchase	859,400	40.00	90.00
07/01/2015 - 07/31/2015	Sale	748,300	47.50	72.50
07/01/2015 - 07/31/2015	Exercise	30,500	57.00	80.00
08/01/2015 - 08/31/2015	Purchase	205,700	42.00	70.00
08/01/2015 - 08/31/2015	Sale	453,900	45.00	72.50
08/01/2015 - 08/31/2015	Exercise	1,120,900	50.00	67.50
09/01/2015 - 09/07/2015	Purchase	0	NA	NA
09/01/2015 - 09/07/2015	Sale	1,000	42.00	65.00
09/01/2015 - 09/07/2015	Exercise	0	NA	NA

02/27/2015 - 09/07/2015 (Total)	Purchase	2,197,514	37.00	90.00
02/27/2015 - 09/07/2015 (Total)	Sale	2,832,614	42.00	90.00
02/27/2015 - 09/07/2015 (Total)	Exercise	1,680,200	50.00	90.00

(f)	During the disclosure period, there were no dealings in relevant Mylan securities by Centerview Partners LLC (financial advisor to Mylan) or any person controlling, controlled by, or under common control with Centerview Partners LLC, (other than as an exempt fund manager or an exempt principal trader).

(g)	During the disclosure period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of the Irish firm of PricewaterhouseCoopers (Mylan’s reporting accountant under the Irish Takeover Rules) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8 2013.

(h)	During the disclosure period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Cravath, Swaine & Moore LLP (US legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(i)	During the disclosure period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Arthur Cox (Irish legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(j)	During the disclosure period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of NautaDutilh N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(k)	During the disclosure period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Stibbe N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(l)	During the disclosure period, there were no dealings in relevant Mylan securities by any partner or member of the professional staff of Meitar Liquornik Geva Leshem Tal (Israeli legal advisor to Mylan) actively engaged in relation to the acquisition or who is customarily engaged in the affairs of Mylan or who has been engaged in those affairs since April 8, 2013.

(m)	During the disclosure period, there were no dealings in relevant Mylan securities by Innisfree M&A Incorporated (consultant proxy solicitation agents to Mylan) nor any person controlling, controlled by, or under common control with Innisfree M&A Incorporated.

(n)	During the disclosure period, there were no dealings in relevant Mylan securities by any fund manager (other than an exempt fund manager) connected with Mylan.

(o)	During the disclosure period, there were no dealings in relevant Mylan securities by any person that had an arrangement with Mylan or with a person acting in concert with Mylan.

(p)	As at close of business on the disclosure date, no other person acting in concert (including deemed to be acting in concert) with Mylan dealt in any relevant Mylan securities.

(q)	The information in this paragraph 5.5 in respect of each member of the Mylan group and all persons controlling, controlled by, or under the same control as each of them has been included subject to the Mylan directors’ knowledge, information and belief as of the disclosure date, after having made due and careful enquiries.

6.	Material Contracts

6.1	Save as disclosed in this paragraph 6.1, neither Mylan, nor any of its subsidiaries has within the two years prior to the commencement of the offer period entered into any contracts (other than contracts entered into in the ordinary course of business) that are, or may be, material save for:

(a)	Indenture, dated as of June 25, 2013, among Mylan Inc., the guarantors thereto and The Bank of New York Mellon, as trustee, providing for the issuance of $500 million aggregate principal amount of 1.800% Senior Notes due 2016 (the “June 2016 Notes”) and $650 million aggregate principal amount of 2.600% senior notes due 2018 (the “2018 Notes”).

The June 2016 Notes bear interest at a rate of 1.800% per annum, accruing from June 25, 2013. Interest on the June 2016 Notes is payable semi-annually in arrears on June 24 and December 24 of each year, beginning on December 24, 2013. The June 2016 Notes will mature on June 24, 2016, subject to earlier repurchase or redemption in accordance with the terms of the indenture. The 2018 Notes bear interest at a rate of 2.600% per annum, accruing from June 25, 2013. Interest on the 2018 Notes is payable semi-annually in arrears on June 24 and December 24 of each year, beginning on December 24, 2013. The 2018 Notes will mature on June 24, 2018, subject to earlier repurchase or redemption in accordance with the terms of the indenture.

Under the terms of the indenture, Mylan Inc. may redeem some or all of the June 2016 Notes and 2018 Notes prior to maturity at a price equal to the greater of (i) 100% of the aggregate principal amount of any June 2016 Notes and 2018 Notes being redeemed, and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the June 2016 Notes and 2018 Notes being redeemed, not including unpaid interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus an applicable make-whole premium set forth in the indenture, plus, in each case, unpaid interest on the June 2016 Notes and 2018 Notes being redeemed accrued to the redemption date. If Mylan Inc. experiences certain change of control events, it must offer to repurchase the June 2016 Notes and 2018 Notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. The indenture contains covenants that, among other things, restrict Mylan Inc.’s ability and the ability of certain of its subsidiaries to enter into sale and leaseback transactions, create liens, and consolidate, merge or sell all or substantially all of Mylan Inc.’s assets. Mylan Inc. used the net proceeds of the offering of the June 2016 Notes and 2018 Notes to repay all of its outstanding $1.13 billion term loans pursuant to the terms of the credit agreement, dated November 14, 2011 and amended December 7, 2012, among Mylan Inc., certain lenders and Bank of America, N.A., as administrative agent. On February 27, 2015, Mylan guaranteed the obligations of Mylan Inc. under the notes issued pursuant to the indenture;

(b)	Registration Rights Agreement, dated as of June 25, 2013, among Mylan Inc., the guarantors thereto, and the representatives of the initial purchasers of the June 2016 Notes and the 2018 Notes.

In the registration rights agreement, Mylan Inc. agreed to use commercially reasonable efforts (i) to file a registration statement (the “exchange offer registration statement”) with respect to an offer to exchange the June 2016 Notes and the 2018 Notes (each, an “exchange offer”) for new notes with the same aggregate principal amount and terms substantially identical in all material respects to the applicable series of notes (except for the provisions relating to the transfer restrictions and payment of additional interest) and (ii) to cause the exchange offer registration statement to be declared effective by the Securities Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”);

(c)	Credit agreement, dated June 27, 2013, by and among Mylan Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent (the “2013 Credit Agreement”).

The 2013 Credit Agreement provided for a revolving credit facility under which Mylan Inc. may obtain extensions of credit, subject to the satisfaction of specified conditions, in U.S. dollars or alternative currencies including Euros, Sterling, Yen, and such other currencies that are acceptable to each lender under the revolving credit facility and the administrative agent. The revolving credit facility included a $150 million subfacility for the issuance of letters of credit and a $125 million subfacility for swingline borrowings. The 2013 Credit Agreement was refinanced with proceeds from the 2014 Credit Agreement (defined below), which is described in paragraph 6.1(j);

(d)	Indenture, dated as of November 29, 2013, by and between Mylan Inc. and The Bank of New York Mellon, as trustee relating to the issuance of $2.0 billion aggregate principal amount of senior notes. For more detail, see description of the related supplemental indenture below under paragraph 6.1(e);

(e)	First supplemental indenture, dated as of November 29, 2013, by and between Mylan Inc. and The Bank of New York Mellon, as trustee, to the indenture dated as of November 29, 2013, providing for the issuance of $500 million aggregate principal amount of 1.350% senior notes due 2016 (the “November 2016 Notes”), $500 million aggregate principal amount of 2.550% senior notes due 2019 (the “2019 Notes”), $500 million aggregate principal amount of 4.200% senior notes due 2023 (the “2023 Notes”) and $500 million aggregate principal amount of 5.400% senior notes due 2043 (the “2043 Notes”).

The November 2016 Notes bear interest at a rate of 1.350% per annum, accruing from November 29, 2013. Interest on the November 2016 Notes is payable semi-annually in arrears on May 29 and November 29 of each year, beginning on May 29, 2014. The November 2016 Notes will mature on November 29, 2016, subject to earlier repurchase or redemption in accordance with the terms of the indenture. The 2019 Notes bear interest at a rate of 2.550% per annum, accruing from November 29, 2013. Interest on the 2019 Notes is payable semi-annually in arrears on March 28 and September 28 of each year, beginning on March 28, 2014. The 2019 Notes will mature on March 28, 2019, subject to earlier repurchase or redemption in accordance with the terms of the indenture. The 2023 Notes bear interest at a rate of 4.200% per annum, accruing from November 29, 2013. Interest on the 2023 Notes is payable semi-annually in arrears on May 29 and November 29 of each year, beginning on May 29, 2014. The 2023 Notes will mature on November 29, 2023, subject to earlier repurchase or redemption in accordance with the terms of the indenture. The 2043 Notes bear interest at a rate of 5.400% per annum, accruing from November 29, 2013. Interest on the 2043 Notes is payable semi-annually in arrears on May 29 and November 29 of each year, beginning on May 29, 2014. The 2043 Notes will mature on November 29, 2043, subject to earlier repurchase or redemption in accordance with the terms of the indenture.

Mylan Inc. may redeem some or all of the senior notes prior to maturity at a price equal to the greater of (i) 100% of the aggregate principal amount of any class of senior notes being redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the class of senior notes being redeemed, not including unpaid interest accrued to, but excluding, the redemption date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus an applicable make-whole premium set forth in the indenture, plus, in each case, unpaid interest on the class of senior notes being redeemed accrued to the redemption date. If Mylan Inc. experiences certain change of control events, it must offer to repurchase the senior notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Additionally, Mylan Inc. may redeem the 2023 Notes and the 2043 Notes, in whole or in part, at any time, on or after three months prior to their maturity in the case of the 2023 Notes, and six months prior to their maturity in the case of the 2043 Notes, at a redemption price equal to 100% of the principal amount of the 2023 Notes or the 2043 Notes, as the case may be, to be redeemed, plus accrued and unpaid interest up to, but excluding, the redemption date.

The indenture contains covenants that, among other things, restrict Mylan Inc.’s ability and the ability of certain of its subsidiaries to enter into sale and leaseback transactions; create liens; and consolidate, merge or sell all or substantially all of Mylan Inc.’s assets. Mylan Inc. used the net proceeds of the offering of the senior notes to fund a portion of the purchase price of the Agila Specialties acquisition. On February 27, 2015, Mylan guaranteed the obligations of Mylan Inc. with respect to the senior notes issued pursuant to the indenture;

(f)	Amended and Restated Sale and Purchase Agreement, dated December 4, 2013, by and among Mylan Inc., Mylan Institutional Inc., Strides Pharma Asia Pte Ltd (Agila Specialties Asia Pte Ltd), and the promoters named therein relating to the acquisition by Mylan Inc. of Agila Specialties business, a developer, manufacturer and marketer of high-quality generic injectable products, from Strides Arcolab Limited. The total purchase price was approximately $1.43 billion (net of cash acquired of $3.4 million), which included estimated contingent consideration of $250 million. The transaction was funded through $1 billion in committed financing and the use of cash on hand and borrowings from Mylan Inc.’s revolving credit facility. The transaction closed in the fourth quarter of 2013;

(g)	Amended and Restated Sale and Purchase Agreement, dated December 4, 2013, by and among Mylan Inc., Mylan Laboratories Limited, Strides Arcolab Limited, and the promoters named therein relating to the acquisition by Mylan Inc. of Agila Specialties business, a developer, manufacturer and marketer of high-quality generic injectable products, from Strides Arcolab Limited. For more detail, see the description above under paragraph 6.1(f);

(h)	Amendment to Completion Deed, effective December 4, 2013, by and among Mylan Institutional Inc., Mylan Laboratories Limited, Strides Arcolab Limited, Strides Pharma Asia Pte Ltd (f/k/a Agila Specialties Asia Pte Ltd), and the promoters named therein relating to the acquisition by Mylan Inc. of Agila Specialties business, a developer, manufacturer and marketer of high-quality generic injectable products, from Strides Arcolab Limited. For more detail, see the description above under paragraph 6.1(f);

(i)	Amended and Restated Business Transfer Agreement and Plan of Merger, dated as of November 4, 2014, by and among Mylan Inc., New Moon B.V., Moon of PA Inc., and Abbott Laboratories (the “Transaction Agreement”).

On July 13, 2014, Mylan Inc. entered into a definitive agreement with Abbott to acquire Abbott’s non-U.S. developed markets specialty and branded generics business (the “EPD Business”) in an all-stock transaction. On November 4, 2014, Mylan and Abbott entered into the Transaction Agreement. Immediately following the transfer of the EPD Business, Mylan Inc. merged with a wholly owned subsidiary of New Moon B.V. (the “Merger”) and New Moon B.V. became the parent company of Mylan Inc. The new public company was renamed Mylan. Pursuant to the Transaction Agreement, Abbott received 110 million shares of Mylan in exchange for the transfer of the EPD Business, and in the Merger, each issued and outstanding share of Mylan Inc. common stock was converted into the right to receive one Mylan ordinary share. Mylan and Abbott also entered into a shareholder agreement in connection with the transaction. The consummation of the transaction was subject to the satisfaction of certain customary closing conditions, including regulatory approvals and the approval of the Transaction Agreement by Mylan Inc.’s shareholders;

(j)	Revolving Credit Agreement, dated as of December 19, 2014, among Mylan Inc., certain other borrowers and guarantors party thereto, the lenders and issuing banks party thereto and Bank of America, N.A. as administrative agent (the “2014 Credit Agreement”).

The 2014 Credit Agreement provides for a $1.5 billion revolving facility and includes a $150 million subfacility for the issuance of letters of credit and a $125 million subfacility for swingline borrowings. Amounts drawn on the revolving facility become due and payable on December 19, 2019. The interest rate on borrowings under the revolving facility at December 31, 2014 was LIBOR plus 1.325% per annum. The revolving facility has a facility fee of 0.175%. The 2014 Credit Agreement contains customary affirmative covenants for facilities of this type, including among others, covenants pertaining to the delivery of financial statements, notices of default and certain material events, maintenance of corporate existence and rights, business, property, and insurance and compliance with laws, as well as customary negative covenants for facilities of this type, including limitations on the incurrence of subsidiary indebtedness, liens, mergers and certain other fundamental changes, investments and loans, acquisitions, transactions with affiliates, payments of dividends and other restricted payments and changes in our lines of business. The 2014 Credit Agreement also contains a maximum consolidated leverage ratio financial covenant. On February 27, 2015, Mylan guaranteed the obligations of Mylan Inc. under the 2014 Credit Agreement. Paragraphs 6.1(cc) and 6.1(ee) include description of amendments to the 2014 Credit Agreement;

(k)	Term Credit Agreement, dated as of December 19, 2014, among Mylan Inc., certain other borrowers and guarantors party thereto, the lenders party thereto and Bank of America, N.A. as administrative agent (the “Term Credit Agreement”).

The Term Credit Agreement provides for an $800 million term loan, which matures on December 19, 2017 and has no required amortization payments. The term loan may be voluntarily prepaid without penalty or premiums. The proceeds of the term loan were used for working capital expenditures and to repay the outstanding borrowings under the 2013 Credit Agreement. Borrowings under the 2013 Credit Agreement were used to fund the redemption of the 2018 Notes. As of December 31, 2014, the term loan bore interest at LIBOR plus 1.375% per annum. The term loan contains similar covenants to 2014 Credit Agreement. For a description to the 2014 Credit Agreement, see paragraph 6.1(j). On February 27, 2015, Mylan guaranteed the obligations of Mylan Inc. under the Term Credit Agreement. Paragraph 6.1(dd) includes a description of the amendment to the Term Credit Agreement;

(l)	Amended and Restated Receivables Purchase Agreement, dated as of January 27, 2015, among Mylan Pharmaceuticals Inc. (“MPI”), individually and as servicer, Mylan Securitization LLC (“Mylan Securitization”), as seller, the conduit purchasers from time to time party thereto, the committed purchasers from time to time party thereto, the purchaser agents from time to time party thereto, the letter of credit issuers from time to time party thereto, and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as agent (the “Receivables Purchase Agreement”).

Under the terms of the Receivables Purchase Agreement, Mylan Securitization may, from time to time, obtain from the purchasers up to $400 million (in the form of cash or letters of credit for the benefit of MPI) through the sale to the purchasers of its interest in certain accounts receivable, certain related assets and the right to collections on those accounts receivable. The size of the receivables facility may be increased from time to time, upon request by Mylan Securitization and with the consent of the increasing purchaser agents and the agent, up to a maximum of $500 million. The size of the receivables facility may be increased from time to time, upon request by Mylan Securitization and with the consent of the purchaser agents and the agent, up to a maximum of $500 million. Under the terms of the Receivables Purchase Agreement, Mylan’s subsidiary, MPI, sells certain accounts receivable to Mylan Securitization, a wholly owned special purpose entity, which in turn sells a percentage ownership interest in the receivables to financial institutions and commercial paper conduits sponsored by financial institutions. MPI is the servicer of the receivables under the receivables facility. Purchases under the receivables facility will be repaid as accounts receivable are collected, with new purchases being advanced as new accounts receivable are originated by MPI and sold to Mylan Securitization and settlement occurring monthly. Mylan Securitization has the option to reduce the commitments under the Receivables Purchase Agreement. Mylan Securitization’s assets will continue to be pledged to the agent in support of its obligations under the Receivables Purchase Agreement. Any amounts outstanding under the receivables facility will be recorded as a secured loan and the receivables underlying any borrowings will continue to be included in accounts receivable, net, on the consolidated balance sheets of Mylan. The Receivables Purchase Agreement contains various customary affirmative and negative covenants and also contains customary default and termination provisions, which provide for termination of the purchasers’ commitments under the Receivables Purchase Agreement, and the ability to dispose of the collateral, upon the occurrence of certain specified events, including, but not limited to, failure by Mylan Securitization to pay amounts due under the Receivables Purchase Agreement, defaults on certain indebtedness, certain judgments, change in control, certain events negatively affecting the overall credit quality of transferred accounts receivable and certain bankruptcy and insolvency events. The receivables facility matures in January 2018;

(m)	Amended and Restated Purchase and Contribution Agreement, dated as of January 27, 2015, between MPI, as originator and as servicer, and Mylan Securitization, as buyer (the “Contribution Agreement”). The Contribution Agreement relates to the receivables facility described above under 6.1(l) and provides for the sale or contribution, as applicable, by MPI to Mylan Securitization, all of its right, title and interest in, to and under certain accounts receivable, certain related assets and the right to collections on those accounts receivable. See paragraph 6.1(l) for more detail;

(n)	First supplemental indenture, dated as of February 27, 2015, between and among Mylan Inc., as issuer, Mylan, as guarantor, and The Bank of New York Mellon, as trustee, to the indenture dated as of December 21, 2012, providing for the issuance of 3.125% Senior Notes due 2023. The supplemental indenture provides for the guarantee by Mylan of the senior notes;

(o)	First supplemental indenture, dated as of February 27, 2015, between and among Mylan Inc., as issuer, Mylan, as guarantor, and The Bank of New York Mellon, as trustee, to the indenture dated as of June 25, 2013, providing for the issuance of 1.800% Senior Notes due 2015 and 2.600% Senior Notes due 2018. The supplemental indenture provides for the guarantee by Mylan of the senior notes;

(p)	Second supplemental indenture, dated as of February 27, 2015, between and among Mylan Inc., as issuer, Mylan and The Bank of New York Mellon, as trustee, to the indenture (the “Convertible Notes Indenture”) dated as of September 15, 2008, providing for the issuance of 3.75% cash convertible notes due 2015.

The supplemental indenture provides, among other things, that for all cash conversions with a Cash Conversion Trigger Date (as defined in the Convertible Notes Indenture) on or after the date of the consummation of the Merger, the cash settlement of the Conversion Reference Value (as defined in the Convertible Notes Indenture) will be based on the value over the applicable Conversion Reference Period (as defined in the Convertible Notes Indenture) of Mylan ordinary shares, which holders of shares of Mylan Inc. common stock receive in respect of each share of Mylan Inc. common stock at or around the date of the consummation of the Merger. The supplemental indenture also modifies certain other provisions of the Convertible Notes Indenture to reflect that Mylan Inc. became a wholly-owned subsidiary of Mylan and provides for a guarantee of the Convertible Notes by Mylan;

(q)	Second supplemental indenture, dated as of February 27, 2015, between and among Mylan Inc., as issuer, Mylan, as guarantor, and The Bank of New York Mellon, as trustee, to the indenture dated as of May 19, 2010, providing for the issuance of 7.875% Senior Notes due 2020. The supplemental indenture provided for the guarantee by Mylan of the senior notes. The notes were redeemed on July 15, 2015;

(r)	Second supplemental indenture, dated as of February 27, 2015, between and among Mylan Inc., as issuer, Mylan, as guarantor, and The Bank of New York Mellon, as trustee, to the indenture dated as of November 29, 2013, providing for the issuance of 1.350% Senior Notes due 2016, 2.550% Senior Notes due 2019, 4.200% Senior Notes due 2023 and 5.400% Senior Notes due 2043. The supplemental indenture provides for the guarantee by Mylan of the senior notes;

(s)	Third supplemental indenture, dated as of February 27, 2015, between and among Mylan Inc., as issuer, Mylan and The Bank of New York Mellon, as trustee, to the indenture dated as of September 15, 2008, providing for the issuance of 3.75% cash convertible notes due 2015. The supplemental indenture provides for the guarantee by Mylan of the senior notes;

(t)	Shareholder Agreement, dated February 27, 2015, between and among Mylan, Abbott Laboratories (“Abbott”), Laboratoires Fournier S.A.S., Abbott Established Products Holdings (Gibraltar) Limited, and Abbott Investments Luxembourg S.à r.l. in connection with Mylan’s acquisition of Abbott’s non-U.S. developed markets specially and branded generics business (the “Shareholder Agreement”).

On February 27, 2015, pursuant to the Transaction Agreement, (i) Mylan consummated its acquisition of the EPD Business from Abbott in consideration for 110,000,000 Mylan ordinary shares, (ii) Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving the merger and continuing as a wholly-owned subsidiary of Mylan (the “Merger”) and (iii) each share of Mylan common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive one Mylan ordinary share. At the closing of the transaction, Mylan, Abbott, Laboratoires Fournier S.A.S (“Abbott France”), Abbott Established Products Holdings (Gibraltar) Limited (“Abbott Gibraltar”), and Abbott Investments Luxembourg S.à r.l. (“Abbott Luxembourg”, and together with Abbott, Abbott France and Abbott Gibraltar, and each of their respective Permitted Transferees (as defined in the Shareholder Agreement), the “Abbott Shareholders”) entered into the Shareholder Agreement. The Shareholder Agreement imposes certain restrictions on the Abbott Shareholders, including prohibiting transfers of Mylan ordinary shares to competitors of Mylan and to activist investors as defined in the Shareholder Agreement, as well as customary standstill limitations so long as the Abbott Shareholders’ ownership interest in Mylan equals or exceeds 5%. The Abbott Shareholders agree to vote their Mylan ordinary shares, subject to certain exceptions relating to significant corporate transactions, in accordance with the recommendation by Mylan’s board of directors. The Abbott Shareholders are also entitled to customary demand and piggy-back registration rights. On July 28, 2015, Abbott Products became a party to the Shareholder Agreement by executing a joinder agreement thereto;

(u)	Third supplemental indenture, dated March 12, 2015, between and among Mylan Inc., as issuer, Mylan, as parent, and The Bank of New York Mellon, as trustee, to the indenture dated as of May 19, 2010, providing for the issuance of 7.875% Senior Notes due 2020.

The supplemental indenture amended and restated in its entirety Section 4.03 of the base indenture and provided that the documents and reports required pursuant to such section may, at the option of Mylan Inc., be those of any direct or indirect parent of Mylan Inc. so long as such parent entity fully and unconditionally guaranteed, by execution of a supplemental indenture, the obligations of Mylan Inc. in respect of the senior notes and such parent entity and Mylan Inc. complied with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision). The 7.875% Senior Notes due 2020 were redeemed on July 15, 2015;

(v)	Third supplemental indenture, dated as of March 12, 2015, between and among Mylan Inc., as issuer, Mylan, as parent, and The Bank of New York Mellon, as trustee, to the indenture dated as of November 29, 2013, providing for the issuance of 1.350% Notes due 2016, 2.550% Notes due 2019, 4.200% Notes due 2023 and 5.400% Notes due 2043;

The supplemental indenture amends and restates in its entirety Section 6.05 of the base indenture and provides that the documents and reports required pursuant to such section may, at the option of Mylan Inc., be those of any direct or indirect parent of Mylan Inc. so long as such parent entity fully and unconditionally guarantees, by execution of a supplemental indenture, the obligations of Mylan Inc. in respect of the senior notes and such parent entity and Mylan Inc. comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision);

(w)	Fourth supplemental indenture, dated as of March 12, 2015, between and among Mylan Inc., as issuer, Mylan, as parent, and The Bank of New York Mellon, as trustee, to the indenture dated as of September 15, 2008, providing for the issuance of 3.750% Cash Convertible Notes due 2015.

The supplemental indenture amends and restates in its entirety Section 5.02 of the base indenture and provides that the documents and reports required pursuant to such section may, at the option of Mylan Inc., be those of any direct or indirect parent of Mylan Inc. so long as such parent entity fully and unconditionally guarantees, by execution of a supplemental indenture, the obligations of Mylan Inc. in respect of the senior notes and such parent entity and Mylan Inc. comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision);

(x)	Second supplemental indenture, dated as of March 12, 2015, between and among Mylan Inc., as issuer, Mylan, as parent, and The Bank of New York Mellon, as trustee, to the indenture dated as of December 21, 2012, providing for the issuance of 3.125% Senior Notes dues 2023.

The supplemental indenture amends and restates in its entirety Section 4.03 of the base indenture and provides that the documents and reports required pursuant to such section may, at the option of Mylan Inc., be those of any direct or indirect parent of Mylan Inc. so long as such parent entity fully and unconditionally guarantees, by execution of a supplemental indenture, the obligations of Mylan Inc. in respect of the senior notes and such parent entity and Mylan Inc. comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision);

(y)	Second supplemental indenture, dated as of March 12, 2015, between and among Mylan Inc., as issuer, Mylan, as parent, and The Bank of New York Mellon, as trustee, to the indenture dated as of June 25, 2013, providing for the issuance of 1.800% Senior Notes due 2016 and 2.600% Senior Notes due 2018.

The supplemental indenture amends and restates in its entirety Section 4.03 of the base indenture and provides that the documents and reports required pursuant to such section may, at the option of Mylan Inc., be those of any direct or indirect parent of Mylan Inc. so long as such parent entity fully and unconditionally guarantees, by execution of a supplemental indenture, the obligations of Mylan Inc. in respect of the senior notes and such parent entity and Mylan Inc. comply with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC (or any successor provision);

(z)	Call option agreement, dated April 3, 2015 (the “Call Option Agreement”), between Mylan and Stichting Preferred Shares Mylan (the “Foundation”).

Pursuant to the terms of the Call Option Agreement, Mylan granted the Foundation a call option to acquire from time to time, at an exercise price of EUR 0.01 per share, Mylan preferred shares up to a maximum number at any time equal to the total number of Mylan ordinary shares issued at such time. The Foundation is governed by a board of directors, all the members of which are independent of Mylan. This agreement is described in more detail in the section entitled “Security Ownership of Certain Beneficial Owners and Management of Mylan—Preferred Shares” beginning on page 83 of this prospectus/offer to exchange;

(aa)	Bridge credit agreement, dated as of April 24, 2015, among Mylan, Mylan Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent, in connection with the proposed Perrigo acquisition (the “Bridge Credit Agreement”). The Bridge Credit Agreement, as amended, is described in more detail in the section entitled “Financing of the Offer, Source and Amount of Funds—Bridge Credit Facility” beginning on page 78 of this prospectus/offer to exchange;

(bb)	Amendment No. 1 to the Bridge Credit Agreement, dated as of April 29, 2015, among Mylan, Mylan Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent. This Bridge Credit Agreement, as amended, is described in more detail in the section entitled “Financing of the Offer, Source and Amount of Funds—Bridge Credit Facility” beginning on page 78 of this prospectus/offer to exchange;

(cc)	Amendment No. 1 to the 2014 Credit Agreement, dated as of May 1, 2015, among Mylan Inc., Mylan, the lenders and issuing banks party thereto and Bank of America, N.A., as administrative agent, dated as of December 19, 2014.

The amendment provides that, following the closing of Mylan’s offer for the entire issued and to be issued share capital of Perrigo, the financial covenant in the 2014 Credit Agreement will be modified as follows: (i) for the four fiscal quarters following the closing of the offer, Mylan will be required to maintain a ratio of consolidated total indebtedness as of the end of any quarter to consolidated EBITDA for the trailing four quarters (the “Leverage Ratio”) not to exceed 4.75 to 1.00, (ii) for each of the subsequent two fiscal quarters, Mylan will be required to maintain a Leverage Ratio not to exceed 4.25 to 1.00, and (iii) for any fiscal quarter thereafter, Mylan will be required to maintain a Leverage Ratio not to exceed 3.75 to 1.00. The amendment also amends the event of default provisions to provide that any “change of control” or “change of control put rights” under any indebtedness of Perrigo or its subsidiaries that are triggered as a result of the closing of the offer will not result in an event of default so long as Mylan or its subsidiaries refinances such indebtedness within 30 days of the closing of the offer or makes any change of control offer required by the terms of such indebtedness and purchases all notes validly tendered pursuant thereto, respectively. The amendment also effects certain technical amendments;

(dd)	Amendment No. 1 to the Term Credit Agreement, dated as of May 1, 2015, among Mylan Inc., Mylan, the lenders party thereto and Bank of America, N.A., as administrative agent, dated as of December 19, 2014.

The amendment provides that following the closing of Mylan’s offer for the entire issued and to be issued share capital of Perrigo, the financial covenant in the Term Credit Agreement will be modified as follows: (i) for the four fiscal quarters following the closing of the offer, Mylan will be required to maintain a Leverage Ratio not to exceed 4.75 to 1.00, (ii) for each of the subsequent two fiscal quarters, Mylan will be required to maintain a Leverage Ratio not to exceed 4.25 to 1.00, and (iii) for any fiscal quarter thereafter, Mylan will be required to maintain a Leverage Ratio not to exceed 3.75 to 1.00. The amendment also amends the event of default provisions to provide that any “change of control” or “change of control put rights” under any indebtedness of Perrigo or its subsidiaries that are triggered as a result of the closing of the offer will not result in an event of default so long as Mylan or its subsidiaries refinances such indebtedness within 30 days of the closing of the offer or makes any change of control offer required by the terms of such indebtedness and purchases all notes validly tendered pursuant thereto, respectively. The amendment also effects certain technical amendments;

(ee)	Amendment No. 2 to the 2014 Credit Agreement, dated June 19, 2015, between and among Mylan Inc., as borrower, Mylan, as Guarantor, ING Bank N.V., Dublin Branch, as augmenting lender, certain issuing banks, and Bank of America, N.A., as administrative agent.

The amendment provides that ING Bank N.V. will make available $150 million of additional revolving commitments under the revolving facility, increasing the aggregate principal amount of the revolving commitments available under the revolving facility from $1.5 billion to $1.65 billion;

(ff)	Amendment No. 2 to the Bridge Credit Agreement, dated August 6, 2015, between among Mylan, Mylan Inc., the lenders party thereto and Goldman Sachs Bank USA, as administrative agent. The Bridge Credit Agreement, as amended, is described in more detail in the section entitled “Financing of the Offer, Source and Amount of Funds—Bridge Credit Facility” beginning on page 78 of this prospectus/offer to exchange; and

(gg)	Term credit agreement, dated as of July 15, 2015, among Mylan, Mylan Inc. as borrower, the lenders party thereto and PNC Bank, National Association, as administrative agent (the “2015 Term Credit Agreement”).

The 2015 Term Credit Agreement provides for a delayed-draw $1.6 billion term loan, consisting of (i) a closing date term loan in the amount of $1 billion, which was borrowed on July 15, 2015 and (ii) a delayed draw term loan in an amount up to $600 million which may be borrowed on or before September 15, 2015. The loans under the 2015 Term Credit Agreement mature on July 15, 2017, subject to extension to the earlier of (a) December 19, 2017, and (b) if different, the maturity date of the Term Credit Agreement. The proceeds of the closing date term loan were applied to redeem all of Mylan Inc.’s outstanding 7.875% senior notes due 2020, and the proceeds of the delayed draw term loan may be applied to repay Mylan Inc.’s 3.75% cash convertible notes due 2015. As of July 15, 2015, the loans bore interest at LIBOR plus 1.375% per annum. The loans contain similar covenants to the 2014 Credit Agreement. For a description of the 2014 Credit Agreement, see paragraph 6.1(j).

7.	Material Changes

7.1	Save as disclosed in Mylan’s quarterly report on Form 10-Q for the six months ended June 30, 2015, and Mylan’s earnings results for the period ended June 30 2015 the directors of Mylan are not aware of any material change in the financial or trading position of Mylan since December 31, 2014 (the date to which the last published audited accounts of Mylan were prepared).

7.2	Save as disclosed in this document, there has been no material change in the information previously published by Mylan in connection with the offer since the commencement of the offer period.

7.3	Save as has been publicly announced by Perrigo or as may be disclosed in this prospectus/offer to exchange, the directors of Mylan are not aware of any material change in the financial or trading position of Perrigo which has occurred since June 27, 2015 (the date to which the latest audited accounts of Perrigo were prepared).

8.	Consents

8.1	Goldman Sachs has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the context in which they appear and to the delivery to Perrigo shareholders together with this prospectus/offer to exchange of the additional information relating to the Mylan Profit Forecast which is required under the Irish Takeover Rules.

8.2	The Irish firm of PricewaterhouseCoopers has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the context in which they appear and to the delivery to Perrigo shareholders together with this prospectus/offer to exchange of the additional information relating to the Mylan Profit Forecast which is required under the Irish Takeover Rules. A written consent under the Irish Takeover Rules is different from a written consent filed with the SEC under section 7 of the Securities Act and accordingly this is not a written consent under Section 7 of the Securities Act.

8.3	NautaDutilh N.V. has given and not withdrawn its written consent to the inclusion in this document of the references to its name in the form and context in which they appear and to the inclusion of its form of opinion as to the validity of the Mylan ordinary shares.

9.	Sources and Bases of Information

9.1	In this prospectus/offer to exchange, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

(a)	the historical share prices of Mylan are sourced from the NASDAQ and the historical share prices of Perrigo are sourced from the NYSE and the TASE;

(b)	the outstanding ordinary share capital of Perrigo is based upon the number reported in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015, namely 146,279,437 Perrigo ordinary shares outstanding as of August 7, 2015;

(c)	the outstanding ordinary share capital of Mylan is based upon the entire issued ordinary share capital at September 4, 2015 (the last practicable date before the printing of this prospectus/offer to exchange), namely 491,701,364 Mylan ordinary shares;

(d)	the entire issued and to be issued share capital (fully diluted share capital) of Perrigo is calculated on the basis of:

(i)	the number of issued Perrigo ordinary shares, as set out in paragraph 9.1(b) above;

(ii)	857,000 Perrigo Company plc ordinary shares issuable upon the exercise of outstanding options (as reported in Perrigo’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015); and

(iii)	512,000 Perrigo Company plc ordinary shares issuable upon settlement of restricted stock units (as reported in Perrigo Company plc’s Annual Report on Form 10-K for the fiscal year ended June 27, 2015);

(e)	the statement about Mylan’s annualized three year total shareholder return is based on month-end Mylan share prices from March 2012 to March 2015, sourced from Bloomberg.com;

(f)	the basis of presentation and the sources and bases of the information regarding pro forma 2014 revenues for Mylan and Perrigo combined is described on pages 138 to 143 of this prospectus/offer to exchange; and

(g)	save where otherwise stated, financial and other information concerning Mylan and Perrigo has been extracted from published sources or from audited financial results of Mylan and Perrigo.

9.2	The statement that the offer will be accretive to the combined company’s adjusted annual earnings per share by year four following the consummation of the offer should not be interpreted to mean that the adjusted annual earnings per share in that financial year will necessarily match or be greater than the adjusted annual earnings per share in each of the preceding financial years.

9.3	The bases of belief (including sources of information and assumptions made) that support the statement that Mylan currently expects the combination of Mylan and Perrigo will result in at least $800 million of annual pre-tax operational synergies by the end of year four following the consummation of the offer are described on page 74 of this prospectus/offer to exchange and in Appendix II of Mylan’s announcement under Rule 2.5 of the Irish Takeover Rules on April 24, 2015.

10.	Concert Parties

10.1	For the purposes of the Takeover Rules, each of the following persons is regarded as acting in concert with Mylan in connection with the offer:

(a)	the directors of Mylan;

(b)	the subsidiaries and associated companies of Mylan;

(c)	Goldman Sachs, having its principal executive offices at 200 West Street, New York, NY 10282, United States (financial advisor to Mylan);

(d)	Centerview Partners LLC, having its principal executive offices at 31 West 52nd Street, 22nd Floor New York, NY 10019, United States (financial advisor to Mylan);

(e)	Partners and members of the professional staff of the Irish firm of PricewaterhouseCoopers (Mylan’s reporting accountant under the Irish Takeover Rules) actively engaged in relation to the offer or who are customarily engaged in the affairs of Mylan or who have been engaged in those affairs since April 8, 2013;

(f)	Partners and members of the professional staff of Cravath, Swaine & Moore LLP (US legal advisor to Mylan) actively engaged in relation to the offer or who are customarily engaged in the affairs of Mylan or who have been engaged in those affairs since April 8, 2013;

(g)	Partners and members of the professional staff of Arthur Cox (Irish legal advisor to Mylan) actively engaged in relation to the offer or who are customarily engaged in the affairs of Mylan or who have been engaged in those affairs since April 8, 2013;

(h)	Partners and members of the professional staff of NautaDutilh N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the offer or who are customarily engaged in the affairs of Mylan or who have been engaged in those affairs since April 8, 2013;

(i)	Partners and members of the professional staff of Stibbe N.V. (Dutch legal advisor to Mylan) actively engaged in relation to the offer or who are customarily engaged in the affairs of Mylan or who have been engaged in those affairs since April 8, 2013;

(j)	Partners and members of the professional staff of Meitar Liquornik Geva Leshem Tal (Israeli legal advisor to Mylan) actively engaged in relation to the offer or who are customarily engaged in the affairs of Mylan or who have been engaged in those affairs since April 8, 2013; and

(k)	Innisfree M&A Incorporated, having its principal executive offices at 501 Madison Avenue, New York, NY 10022, United States (consultant proxy solicitation agent to Mylan).

10.2	As far as Mylan is aware, for the purposes of the Takeover Rules, each of the following persons is regarded as acting in concert with Perrigo in connection with the offer:

(a)	the directors of Perrigo;

(b)	the subsidiaries and associated companies of Perrigo;

(c)	Morgan Stanley & Co. International plc, having its principal executive offices at 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom;

(d)	J.P. Morgan Securities LLC, having its principal executive offices at 277 Park Avenue, New York, NY 10172, United States;

(e)	Wachtell, Lipton, Rosen & Katz, having its principal executive offices at 51 West 52nd Street, New York, NY 10019; and

(f)	A & L Goodbody, having its principal executive offices at IFSC, North Wall Quay, Dublin 1.

11.	Other Information

11.1	No agreement, arrangement or understanding (including any compensation arrangement) having any connection with or dependence upon the offer exists between Mylan or any person acting in concert with it and any of the directors or recent directors of Perrigo or any of the holders or recent holders of, or any persons interested or recently interested in, relevant Perrigo securities. In this paragraph 11.1 “recent” means within the disclosure period.

11.2	No arrangement exists between Mylan and any other person acting in concert with Mylan and any other person.

11.3	No agreement, arrangement or understanding exists whereby ownership of any Perrigo shares acquired in pursuance of the proposed transaction will be transferred to any other person, but Mylan reserves the right to transfer any Perrigo shares to any other member of its group.

11.4	The emoluments of the directors of Mylan will not be affected by the acquisition of Perrigo or automatically as a consequence of the acquisition.

11.5	For the purposes of this paragraph 11, arrangement includes any indemnity or option arrangement and any agreement or understanding, formal or informal, of whatever nature, between two or more persons relating to relevant securities which may be an inducement to deal or refrain from dealing.

12.	Documents Available for Inspection

12.1	Copies of the following documents will be available for inspection during usual business hours on any business day from the date of this document until completion of the acquisition at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2 and online at http://perrigotransaction.mylan.com/:

(a)	Amended and Restated Articles of Association of Mylan;

(b)	Amended and Restated Memorandum and Articles of Association of Perrigo Company plc;

(c)	Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2012;

(d)	Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013;

(e)	Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014;

(f)	Amendment No. 1 to Mylan Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014;

(g)	Mylan’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2015 and the six months ended June 30, 2015;

(h)	Mylan’s Current Report on Form 8-K dated June 11, 2015;

(i)	Perrigo Company’s Annual Report on Form 10-K for the year ended June 29, 2013;

(j)	Perrigo Company plc’s Annual Report on Form 10-K for the year ended June 28, 2014;

(k)	Perrigo Company plc’s Annual Report on Form 10-K for the year ended June 27, 2015;

(l)	the Rule 2.5 announcement issued on April 24, 2015;

(m)	the announcement on April 29, 2015 updating and revising the terms of the Rule 2.5 announcement issued on April 24, 2015;

(n)	this prospectus/offer to exchange, dated September 14, 2015;

(o)	the EU prospectus, as approved by the Netherlands Authority on the Financial Markets, dated September 14, 2015;

(p)	the form of Letter of Transmittal, form of Notice of Guaranteed Delivery, form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and the form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees;

(q)	the letters of consent referred to in paragraph 8;

(r)	the material contracts referred to in paragraph 6 (except for items (f), (g) and (h));

(s)	the form of opinion of NautaDutilh N.V., as to the validity of the Mylan ordinary shares to be issued as part of the offer;

(t)	the additional information required pursuant to Rule 28.3 of the Irish Takeover Rules which has been prepared by (i) Goldman Sachs; and (ii) the Irish firm of PricewaterhouseCoopers in connection with the Mylan Profit Forecast contained in Appendix III “Profit Forecast” of this prospectus/offer to exchange;

(u)	the additional information required pursuant to Rule 19.3(b)(ii) of the Irish Takeover Rules which has been prepared by (i) Goldman Sachs; and (ii) the Irish firm of PricewaterhouseCoopers in connection with the synergy statement contained in the Rule 2.5 announcement issued on April 24, 2015;

(v)	the letter from the Irish Takeover Panel dated April 24, 2015 regarding the granting of certain waivers under the Irish Takeover Rules in connection with the proposed acquisition of Perrigo; and

(w)	a full list of each entity’s holding and dealings in respect of which the Panel has consented to aggregation.

13.	Mylan’s Current Trading and Prospects

On August 6, 2015, Mylan announced its financial results for the quarter ending June 30, 2015, highlights of which are set out below.

For the three months ended June 30, 2015, Mylan reported total revenues of $2.37 billion, compared to $1.84 billion for the three months ended June 30, 2014. This represents an increase in revenues of $534.4 million, or 29.1%. Consolidated gross profit for the current quarter was $1.01 billion, compared to $808.8 million in the comparable prior year period, an increase of $199.3 million, or 24.6%. For the current quarter, earnings from operations were $276.6 million, compared to $226.1 million for the three months ended June 30, 2014, an increase of $50.5 million, or 22.3%.

Net earnings attributable to Mylan ordinary shareholders increased $42.6 million, or 34.0%, to $167.8 million for the three months ended June 30, 2015, compared to $125.2 million for the prior year comparable period. Diluted earnings per ordinary share attributable to Mylan ordinary shareholders remained flat at $0.32 for the three months ended June 30, 2015 and 2014 due to the impact of ordinary shares issued in the EPD Transaction.

For the six months ended June 30, 2015, Mylan reported total revenues of $4.24 billion, compared to $3.55 billion for the six months ended June 30, 2014. This represents an increase in revenues of $690.5 million, or 19.4%. Consolidated gross profit for the six months ended June 30, 2015 was $1.84 billion, compared to $1.55 billion in the comparable prior year period, an increase of $291.6 million, or 18.9%. For the six months ended June 30, 2015, earnings from operations were $435.9 million, compared to $465.1 million for the six months ended June 30, 2014, a decrease of $29.2 million, or 6.3%.

Net earnings attributable to Mylan ordinary shareholders decreased $16.7 million, or 6.9%, to $224.4 million for the six months ended June 30, 2015, compared to $241.1 million for the prior year comparable period. Diluted earnings per ordinary share attributable to Mylan ordinary shareholders decreased from $0.61 to $0.46 for the six months ended June 30, 2015 compared to the prior year period.

14.	Governing Law

The offer will comply with the Irish Takeover Rules and applicable US tender offer rules and will be subject to the terms and conditions set out in the prospectus/offer to exchange. The offer will be governed by the laws of Ireland and the US and will be subject to the jurisdiction of the courts of Ireland and the US.

15.	Takeover Rules and Panel

The offer is subject to the provisions of the Irish Takeover Panel Act 1997, the Irish Takeover Rules and the jurisdiction of the Irish Takeover Panel.

APPENDIX III

PROFIT FORECAST

Profit Forecast including Bases and Assumptions

1.	General

Mylan N.V. issued the following guidance in a public statement on August 6, 2015 with its second quarter earnings release for fiscal year 2015:

“Adjusted diluted EPS* is expected to be in the range of $4.15 to $4.35.”

*Adjusted diluted EPS is a non-GAAP measure and is calculated as GAAP diluted earnings per share adjusted for certain items, including purchase accounting related amortization (primarily included in cost of sales); litigation settlements, net; interest expense, primarily amortization of convertible debt discount; non-cash accretion and fair value adjustments of contingent consideration liability; clean energy investments pre-tax loss; acquisition related costs (primarily included in cost of sales and selling, general and administrative expense); restructuring and other special items included in: cost of sales, research and development expense, selling, general and administrative expense and other income (expense), net; and tax effect of the above items and other income tax related items.

The guidance above regarding adjusted diluted earnings per share for the year ending December 31, 2015 constitutes a profit forecast (“Mylan Profit Forecast”) for the purposes of Rule 28 of the Takeover Rules.

2.	Basis of preparation

The Mylan Profit Forecast has been prepared on a basis consistent with the accounting policies adopted by Mylan which are in accordance with U.S. GAAP and those adopted in the preparation of the interim financial statements for the six months ended June 30, 2015, and those expected to be adopted in the financial statements for the year ending December 31, 2015.

The Mylan Profit Forecast does not take into account any effects of the proposed acquisition of Perrigo Company plc (including any contingent success fees payable on the completion of the transaction).

3.	Assumptions

The principal assumptions upon which the Mylan Profit Forecast is based are set out below:

The assumptions that are within Mylan’s control are:

•	No material future M&A opportunities, disposals, partnerships, or changes to Mylan’s existing capital structure other than from normal product licensing or acquisition arrangements.

•	There will be no material further restructurings.

•	The integration of, and the synergy realization with respect to, the Acquired EPD Business proceeding as planned and not being more difficult, time-consuming or costly than expected.

The assumptions that are not within Mylan’s influence or control are:

•	There will be no material change in the ownership of and control of Mylan.

•	No account has been taken of any contingent costs payable by Mylan in respect of any such transaction.

III-1

•	There will be no material change in general trading conditions, economic conditions, competitive environment or levels of demand in the countries in which Mylan operates or trades which would materially affect Mylan’s business.

•	There will be no adverse outcome to any litigation or government investigation.

•	There will be no business interruptions that materially affect Mylan, its key customers or key suppliers in any of its major markets.

•	There will be no material change to Mylan customers’ obligations or their ability or willingness to meet their obligations to Mylan from that currently anticipated by the Mylan Directors.

•	There will be no changes in exchange rates, interest rates, bases of taxes, tax laws or interpretations, or legislative or regulatory requirements from those currently prevailing that would have a material impact on Mylan’s operations or its accounting policies.

•	The timing of entrance of product competition in 2015.

•	The timing of planned product launches in 2015.

•	Closing of the FamyCare, Ltd acquisition in the second half of 2015.

Additional Information

Additional information relating to the Mylan Profit Forecast which is required under the Irish Takeover Rules will be mailed to Perrigo shareholders separately, to the extent required.

III-2

APPENDIX IV

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF OMEGA AS OF AND FOR THE

YEAR ENDED DECEMBER 31, 2014

The audited consolidated financial statements of Omega Pharma Invest N.V. (“Omega”) as of and for the year ended December 31, 2014 have been extracted from Omega’s Annual Report 2014, which is publicly available on Omega’s website at http://www.omegapharmainvest.com/sites/all/pdf/2014_AnnualReport_EN.pdf. Such financial statements are presented as they appear in Omega’s Annual Report 2014, except that we have renumbered the pages (and made corresponding changes to the internal page number cross references) and omitted the audit report of Omega’s statutory audit firm issued on the financial statements.

An auditor’s report was issued on these financial statements by Omega’s statutory audit firm. Pursuant to Rule 436 under the Securities Act, we are required to obtain the consent of Omega’s statutory audit firm to include in this prospectus/offer to exchange their audit report with respect to Omega’s financial statements as of and for the year ended December 31, 2014 and to refer to them by name in this prospectus/offer to exchange. The SEC has granted Mylan dispensation from such consent requirement pursuant to Rule 437 under the Securities Act. We have requested consent from Omega’s statutory audit firm and, as of the date hereof, have not received such consent. If we receive this consent, we will promptly file it as an exhibit to our registration statement of which this prospectus/offer to exchange forms a part. Because we have not been able to obtain the consent of Omega’s statutory audit firm to include their audit report, you may not be able to assert a claim against Omega’s statutory audit firm under Section 11 of the Securities Act for any untrue statements of a material fact contained in these financial statements or any omissions to state a material fact required to be stated therein.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated income statement		IV-3
Consolidated statement of comprehensive income		IV-4
Consolidated balance sheet		IV-5
Consolidated statement of changes in equity		IV-6
Consolidated cash flow statement		IV-7

Notes to the consolidated financial statements		IV-8
1.	General information	IV-8
2.	Summary of significant accounting policies	IV-8
3.	Risk management	IV-22
4.	Segment information	IV-28
5.	Income statement items	IV-31
5.1.	Turnover	IV-31
5.2.	Total net operating costs	IV-31
5.3.	Financial result	IV-34
5.4.	Income tax	IV-34
6.	Balance sheet items	IV-35
6.1.	Intangible assets	IV-35
6.2	Property, plant and equipment	IV-39
6.3	Financial assets and other non-current assets	IV-40
6.4	Inventories	IV-40
6.5	Trade and other receivables	IV-41
6.6	Cash and cash equivalent	IV-41
6.7	Equity	IV-42
6.8	Provisions	IV-42
6.9	Retirement benefit obligations	IV-43
6.10	Taxes, remuneration and social security	IV-46
6.11	Financial debts and derivative financial instruments	IV-49
6.12	Other current payables	IV-57
7.	Miscellaneous items	IV-58
7.1	Contingencies	IV-58
7.2	Off balance sheet rights and obligations	IV-58
7.3	Business combinations	IV-58
7.4	List of consolidated companies	IV-61
7.5	Significant events after balance sheet date	IV-66
7.6	Related parties	IV-66
7.7	Warrants - Share based payments	IV-67
7.8	Dividend - Share based payments	IV-67
7.9	Shareholders’ structure	IV-67
7.10	Information on the auditor’s remuneration and related services	IV-68
7.11	Changes in accounting policies	IV-68

The notes 1 to 7 form an integral part of the consolidated financial statements.

Consolidated income statement

(in thousand euro)	Note	2014	2013
Net Sales	5.1	1 275 929	1 213 386

Cost of goods sold	5.2	-577 335	-559 359

Gross Margin (**)		698 594	654 027

Distribution expenses	5.2	-67 704	-69 874

Sales and Marketing expenses	5.2	-364 008	-348 376

General Administrative expenses	5.2	-60 284	-59 103

Other operating income/expense, net	5.2.3	-2 268	3 059

Non recurring income (*)	5.2.3	26 354	158

Non recurring expenses (*)	5.2.3	-32 865	-42 265

Non recurring result (*)	5.2.3	-6 511	-42 107

Operating Profit		197 819	137 626

Finance income	5.3	3 463	4 551

Finance cost	5.3	-66 450	-67 876

Net Finance cost	5.3	-62 987	-63 325

Result from continuing activities before income tax		134 832	74 301

Income tax expense	5.4	-10 448	-19 844

Result from continuing activities after income tax		124 384	54 457

Result from discontinued activities		0	0

Result after income tax		124 384	54 457

Of which attributable to the shareholders of the parent company		124 652	54 500

Of which attributable to non-controlling interests		-268	-43

Additional information: connection to the operating result before interests, income tax, depreciations and amortization (EBITDA)

Operating Profit (EBIT)		197 820	137 626

Depreciations and Amortization	5.2.2	60 949	51 446

EBITDA (**)		258 769	189 072

The notes on pages IV-8 to IV-68 are an integral part of these consolidated financial statements.

(*) Non-recurring expenses is a non-GAAP measure defined in summary of significant accounting policies (2.22) and further detailed in note 5.2.3

(**) Gross margin and EBITDA are non-GAAP measures defined in the summary of significant accounting policies (2.22).

Consolidated statement of

comprehensive income

At 31 December 2014 (in € thousand)	Note	Fair value and other reserves	Cumulative translation adjustments	Retained earnings	Attributable to the share- holders of the parent company	Attributable to non- controlling Interests	Total equity
Profit of the period				124 652	124 652	-268	124 384

Fair value gains/(losses) on cash flow hedges	6.11	-3 755			-3 755		-3 755

Fair value gains/(losses) on cash flow hedges - Tax effect	6.11	1 276			1 276		1 276

Actuarial gains/(losses)	6.9			-1 934	-1 934		-1 934

Actuarial gains/(losses) - Tax effect	6.9			836	836		836

Currency translation adjustments			-3 250		-3 250		-3 250

Total recognized income for the period ended 31 December 2014		-2 479	-3 250	123 554	117 825	-268	117 557

At 31 December 2013 (in € thousand)	Note	Fair value and other reserves	Cumulative translation adjustments	Retained earnings	Attributable to the share- holders of the parent company	Attributable to non- controlling Interests	Total equity
Profit of the period				54 500	54 500	-43	54 457

Fair value gains/(losses) on cash flow hedges	6.11	2 714			2 714		2 714

Fair value gains/(losses) on cash flow hedges - Tax effect	6.11	-923			-923		-923

Actuarial gains/(losses)	6.9			-1 059	-1 059		-1 059

Actuarial gains/(losses) - Tax effect	6.9			301	301		301

Currency translation adjustments			95		95		95

Total recognized income for the period ended 31 December 2013		1 791	95	53 742	55 628	-43	55 585

The notes on pages IV-8 to IV-68 are an integral part of these consolidated financial statements.

Consolidated Balance Sheet

(in € thousand)	Note	31 December 2014	31 December 2013
Non-current assets		1 934 221	1 689 977

Intangible assets	6.1	1 777 273	1 555 423

Of which consolidation goodwill		622 839	580 594

Property, plant and equipment	6.2	85 193	79 665

Financial assets	6.3	0	1 940

Deferred income tax assets	6.10	69 810	41 315

Other non-current assets	6.3	1 945	11 634

Current assets		426 603	523 929

Inventories	6.4	181 866	191 613

Trade receivables	6.5	172 122	210 223

Other current assets	6.5	36 121	44 719

Of which income tax assets		4 556	3 483

Cash and cash equivalents	6.6	36 494	77 374

Assets held for sale		0	0

TOTAL ASSETS		2 360 824	2 213 906

EQUITY	6.7	700 283	626 799

Share capital and share premium		424 489	424 489

Retained earnings		323 085	243 530

Treasury shares		-34 926	-34 926

Fair value and other reserves		-9 229	-6 750

Cumulative translation adjustments		-2 732	518

Equity attributable to the shareholders of the parent company		700 687	626 861

Equity attributable to non-controlling interests		-404	-62

LIABILITIES		1 660 541	1 587 107

Non-current liabilities		1 173 756	1 145 592

Provisions	6.8	1 776	1 754

Pension obligations	6.9	15 767	14 013

Deferred income tax liabilities	6.10	123 842	106 246

Retail Bond	6.11	600 000	600 000

Borrowings (non-current Financial liabilities)	6.11	417 471	410 586

Other non-current liabilities	6.11	1 125	1 072

Derivative financial instruments	6.11	13 775	11 921

Current liabilities		486 785	441 515

Borrowings (current Financial liabilities)	6.11	1 478	41 045

Trade payables	6.11	315 835	309 716

Taxes, remuneration and social security	6.10	51 162	48 558

Other current payables	6.12	118 310	38 619

Derivative financial instruments	6.11	0	3 577

TOTAL EQUITY AND LIABILITIES		2 360 824	2 213 906

The notes on pages IV-8 to IV-68 are an integral part of these consolidated financial statement

Consolidated statement of changes in equity

IFRS (in EUR thousand)	Note	Number of shares	Share capital and share premium	Treasury shares	Fair value & other reserves	Cumulative translation adjustments	Retained earnings	Attribut- able to Share- holders of parent company	Attribut- able to non- controlling interests	Total equity

Amount 31 December 2012 (restated)		685 348 257	424 489	-34 926	-8 541	423	229 812	611 257	-129	611 128
Total comprehensive income for the period ended 31 Dec. 2013				0	1 791	95	53 742	55 628	-43	55 585
Treasury shares	7.9
Dividend	7.8						-40 024	-40 024		-40 024
Attributable to non-controlling interests									110	110
Amount 31 December 2013		685 348 257	424 489	-34 926	-6 750	518	243 530	626 861	-62	626 799
Total comprehensive income for the period ended 31 Dec. 2014				0	-2 479	-3 250	123 554	117 825	-268	117 557
Treasury shares	7.9
Dividend	7.8						-43 999	-43 999		-43 999
Attributable to non-controlling interests									-74	-74
Amount 31 December 2014		685 348 257	424 489	-34 926	-9 229	-2 732	323 085	700 687	-404	700 283

The notes on pages IV-8 to IV-68 are an integral part of these consolidated financial statement

Consolidated cash flow statement

(in thousand euro)	Notes	2014	2013

Profit before income tax	5.4	134 832	74 301

Taxes paid		-24 461	-12 113
Adjustments for operational non-cash items		40 019	60 548
Adjustments for interests and financial non-cash items		53 068	50 950

Gross cash flow from operating activities		203 458	173 686

Changes in operating working capital		53 964	4 993
Changes in working capital related to changes in scope and other		-7 844	-14 496

Total cash flow from operating activities		249 578	164 183

Proceeds from divestments in existing and former holdings		36 954
Capital expenditure		-156 745	-88 569
Disposals of investment goods		2 236	1 835
Cash and cash equivalents from acquisitions		4 683	17
Investments in existing shareholdings (post payments) and in new holdings	7.3	-42 549	-5 162
Dividends received		0	0

Total cash flow from investing activities		-155 421	-91 879

Proceeds from the issue of share capital		0	0
Purchases of own shares		0	0
Dividend distribution to the Company’s shareholders		-44 003	-40 033
Dividend distribution to the non-controlling interests		0	0
Proceeds from borrowings	6.11	4 851	25
Repayments of borrowings	6.11	-45 626	-40 095
Interest received	5.3	3 802	4 150
Interests paid	5.3	-53 649	-54 031

Total cash flow from financing activities		-134 625	-129 984

Net increase/decrease of cash flows for the period	6.6	-40 468	-57 680

Cash and cash equivalents - start of the period	6.6	77 375	136 881
Gains or losses on currency exchange on liquid assets		-413	-1 826
Cash and cash equivalents - end of the period	6.6	36 494	77 375

Total net cash flow of the period		-40 468	-57 680

The notes on pages IV-8 to IV-68 are an integral part of these consolidated financial statement

Notes to the

consolidated financial statements

1. General	information

Omega Pharma Invest NV (the ‘Company’) and its subsidiaries (together the ‘Group’) are vendors of high-added-value products and services to pharmacies and other medical sectors. The Group has activities in close to 40 countries.

The Company is a limited liability company, making or having made a public appeal on savings. The Company is incorporated and domiciled in Belgium, having its registered office at Venecoweg 26, 9810 Nazareth, with company number BE 0439 658 834.

These consolidated financial statements have been approved for issue by the board of directors on 18 March 2015.

2. Summary	of significant accounting policies

The principal accounting policies applied in preparation of these consolidated financial statements are set out below.

These policies have been consistently applied by all consolidated entities, including subsidiaries, to all the years presented, unless otherwise stated.

2.1 Basis	of preparation

The consolidated financial statements of Omega Pharma Invest have been prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRSs as adopted by the EU). The consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value.

The new standards, amendments to standards and interpretations listed below reflect the EU endorsement status as of 31 December 2013.

The following amendment to standard is mandatory for the first time for the financial year beginning 1 January 2014:

•

IAS 27 Revised ‘Separate financial statements’, effective for annual periods beginning on or after 1 January 2014. The revised standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

•

IAS 28 Revised ‘Investments in associates and joint ventures’, effective for annual periods beginning on or after 1 January 2014. The revised standard now includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

•

IFRS 10 ‘Consolidated financial statements’, effective for annual periods beginning on or after 1 January 2014. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements.

•

IFRS 11 ‘Joint arrangements’, effective for annual periods beginning on or after 1 January 2014. The new standard focuses on the rights and obligations rather than the legal form. Proportional consolidation is no longer allowed.

•

IFRS 12 ‘Disclosure of interests in other entities’, effective for annual periods beginning on or after 1 January 2014. This is a new standard on disclosure requirements for all forms of interests in other entities.

•

Amendments to IFRS 10 ‘Consolidated financial statements’, IFRS 11 ‘Joint arrangements’ and IFRS 12 ‘Disclosure of interests in other entities’. The amendments clarify the transition guidance in IFRS 10, and provide additional transition relief (for example by limiting the requirement to provide adjusted comparative information to only the preceding comparative period or, for disclosures related to unconsolidated structured entities, removing the requirement to present comparative information for periods before IFRS 12 is first applied). These amendments will be effective for annual periods beginning on or after 1 January 2014 which is aligned with the effective date of IFRS 10, 11 and 12.

•

Amendments to IAS 32 ‘Offsetting financial assets and financial liabilities’, effective for annual periods beginning on or after 1 January 2014. The amendments clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

•

Amendments to IAS 36 ‘Impairment of assets’, effective for annual periods beginning on or after 1 January 2014. The IASB made consequential amendments to the disclosure requirements of IAS 36 when it issued IFRS 13. One of the amendments was drafted more widely than intended. This limited scope amendment corrects this and introduces additional disclosures about fair value measurements when there has been impairment or a reversal of impairment.

•

Amendments to IAS 39 ‘Financial instruments: Recognition and measurement’, effective for annual periods beginning on or after 1 January 2014. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. Similar relief will be included in IFRS 9 ‘Financial instruments’.

•

Amendments to IFRS 10 ‘Consolidated financial statements’, IFRS 12 ‘Disclosure of interests in other entities’ and IAS 27 ‘Separate financial statements’ for investment entities. Effective for annual periods beginning on or after 1 January 2014. The amendments give an exemption to entities that meet an ‘investment entity’ definition and which display certain characteristics to account for its subsidiaries at fair value.

The following new standards, amendments to standards and interpretation have been issued and have been endorsed by the European Union, but are not mandatory for the first time for the financial year beginning 1 January 2014:

•

IFRIC 21 ‘Levies’, effective for annual periods beginning on or after 17 June 2014. IFRIC 21 sets out the accounting for a liability to pay a levy if that liability is within the scope of IAS 37. It also addresses the accounting for a liability to pay a levy whose timing and amount is certain.

•

‘Annual improvements (2010-2012 cycle)’ with minor amendments to eight standards, effective for annual periods beginning on or after 1 February 2015. The amendments relate to IFRS 2 ‘Definition of vesting condition’, IFRS 3 ‘Accounting for contingent consideration in a business combination’, IFRS 8 ‘Aggregation of operating segments’, ‘IFRS 8 ‘Reconciliation of the total of the reportable segments’ assets to the entity’s assets’, IFRS 13 ‘Short-term receivables and payables’, IAS 7 ‘Interest paid that is capitalised’, IAS 16/IAS 38 ‘Revaluation method—proportionate restatement of accumulated depreciation’ and IAS 24 ‘Key management personnel’.

•

‘Annual improvements (2011-2013 cycle)’ in response to four issues addressed during the 2011- 2013 cycle, effective for annual periods beginning on or after 1 January 2015. The amendments include IFRS 1 ‘Meaning of effective IFRSs’, IFRS 3 ‘Scope exceptions for joint ventures’, IFRS 13 ‘Scope of paragraph 52 (portfolio exception)’ and IAS 40 ‘Clarifying the interrelationship of IFRS 3 Business Combinations and IAS 40 Investment Property when classifying property as investment property or owner-occupied property’.

•

Amendment to IAS 19 ‘Defined benefit plans’, effective for annual periods beginning on or after 1 February 2015. The amendment seeks clarification for the accounting of employee contributions set out in the formal terms of a defined benefit plan.

The following new standards and amendments to standards have been issued, but are not mandatory for the first time for the financial year beginning 1 January 2014 and have not been endorsed by the European Union:

•

‘Annual Improvements (2012–2014 cycle)’ with amendments to 4 standards, effective for annual periods beginning on or after 1 January 2016. The amendments include IFRS 5, ‘Non-current assets held for sale and discontinued operations’, IAS 19, ‘Employee benefits’, IFRS 7, ‘Financial instruments: disclosures’ and IAS 34, ‘Interim financial reporting’.

•

Amendment to IAS 16 ‘Property, plant and equipment’ and IAS 38 ‘Intangible assets’ on depreciation and amortisation, effective for annual periods beginning on or after 1 January 2016. In this amendment the IASB has clarified that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. The IASB has also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•

Amendment to IAS 16 ‘Property, plant and equipment’ and IAS 41 ‘Agriculture’ on bearer plants, effective for annual periods beginning on or after 1 January 2016. These amendments change the financial reporting for bearer plants, such as grape vines, rubber trees and oil palms. The IASB decided that bearer plants should be accounted for in the same way as property, plant and equipment because their operation is similar to that of manufacturing.

•

Amendment to IFRS 11 ‘Joint arrangements’ on acquisition of an interest in a joint operation, effective for annual periods beginning on or after 1 January 2016. This amendment adds new guidance on how to account for the acquisition of an interest in a joint operation that constitutes a business. The amendments specify the appropriate accounting treatment for such acquisitions.

•

Amendments to IAS 27 ‘Separate financial statements’ on the equity method, effective for annual periods beginning on or after 1 January 2016. These amendments allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

•

Amendments to IFRS 10, ‘Consolidated financial statements’ and IAS 28, ‘Investments in associates and joint ventures’, effective for annual periods beginning on or after 1 January 2016. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognised when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognised when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

•

IFRS 15 ‘Revenue from contracts with customers’. The IASB and FASB have jointly issued a converged standard on the recognition of revenue from contracts with customers. The standard will improve the financial reporting of revenue and improve comparability of the top line in financial statements globally. Companies using IFRS will be required to apply the revenue standard for annual periods beginning on or after 1 January 2017, subject to EU endorsement.

•

IFRS 9 ‘Financial instruments’, effective for annual periods beginning on or after 1 January 2018. The standard addresses the classification, measurement and derecognition of financial assets and financial liabilities.

•

Amendment to IFRS 9 ‘financial instruments’ on general hedge accounting, effective for annual periods beginning on or after 1 January 2018. The amendment incorporates the new general hedge accounting model which will allow reporters to reflect risk management activities in the financial statements more closely as it provides more opportunities to apply hedge accounting. These amendments also impact IAS 39 and introduce new disclosure requirements for hedge accounting, thereby impacting IFRS 7, irrespective of the fact whether hedge accounting requirements under IFRS 9 or IAS 39 are used.

•

Amendments to IFRS 10 ‘Consolidated financial statements’, IFRS 12 ‘Disclosure of interests in other entities’ and IAS 28, ‘Investments in associates and joint ventures’, effective for annual periods beginning on or after 1 January 2016. These narrow-scope amendments introduce clarifications to the requirements when accounting for investment entities.

•

Amendments to IAS 1 ‘Presentation of financial statements’, effective for annual periods beginning on or after 1 January 2016. The amendments to IAS 1 are part of the initiative of the IASB to improve presentation and disclosure in financial reports and are designed to further encourage companies to apply professional judgment in determining what information to disclose in their financial statements. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

2.2 Consolidation

Subsidiaries

Subsidiaries are all entities for which the Group is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets.

Investments in subsidiaries are accounted for at cost less impairment. Cost is adjusted to reflect changes in consideration arising from contingent consideration amendments. Cost also includes direct attributable costs of investment.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the Company’s functional and presentation currency. To consolidate, the financial statements are translated as follows:

• assets and liabilities at the year-end rate;

• income statements at the average rate for the year;

• components of the equity at historical exchange rate.

Exchange differences arising from the translation of the net investment in foreign subsidiaries at the year-end exchange rate are recorded as part of the shareholders’ equity under ‘currency translation differences’.

The currency rates for the main foreign currencies used as per 31 December are:

Currency	31 December 2014		31 December 2013
(in €)	End of month rate	Average rate	End of month rate	Average rate
CHF	1.202000	1.214474	1.225400	1.231065

CZK	27.704000	27.516575	27.377000	25.979626

DKK	7.446500	7.454660	7.458900	7.457830

GBP	0.781200	0.806208	0.836300	0.849243

NOK	9.032500	8.356350	8.375400	7.810244

PLN	4.278100	4.183054	4.146800	4.197010

SEK	9.413100	9.097134	8.864800	8.655026

2.3 Foreign	currency transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement (in the financial result), except when, as from 1 January 2005, hedge accounting in accordance with IAS 32 and IAS 39 is being applied. In that case, the mark-to-market value is recognized in the income statement when related to fair value hedges and in equity when related to cash flow hedges.

2.4 Property,	plant and equipment

Property, plant and equipment are valued at the acquisition value or production cost, increased with allocated costs where appropriate. Depreciation is calculated pro rata temporis on the basis of the useful life of the asset, in accordance with the following depreciation parameters:

Buildings	3% - 4%

Buildings fixtures and fittings	4% - 20%

Plant, machinery and equipment	4% - 40%

Furniture	20% - 40%

Computer equipment, software	20% - 33% - 40%

Office equipment	20% - 40%

Vehicles	20%

Other tangible fixed assets	25% - 50%

Virtually all assets are depreciated on a straight-line basis.

To the extent residual values are taken into account for calculating the depreciations, those residual values are reviewed annually. Assets acquired under leasing arrangements are depreciated over the economic life time, which may exceed the lease term if it is reasonably certain that the ownership will be obtained at the end of the lease term.

2.5 Assets	held for sale

Assets for which the carrying amount will be recovered principally through a sale rather than through continued use, will be classified as held-for sale, whenever the conditions under IFRS 5 are met. They are measured at the lower of their carrying amount and fair value less costs to sell.

2.6 Intangible	assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested for impairment each time there is a triggering event, or at least annually. Goodwill is carried at cost less accumulated impairment losses. Impairment losses on goodwill are never reversed.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Brands, licenses, patents, software and other intangible assets

Brands, licenses, patents, software and other Intangible assets are capitalized at cost. The aforementioned intangible assets are amortized on a straight-line basis over their estimated useful life, ranging from 3 to 20 years.

Several externally acquired intangible assets with an indefinite useful life have been identified. It specifically concerns the important strategic brands for which, based on the relevant factors, no foreseeable limit to the period of time over which these brands are expected to generate cash flow can be determined. These intangibles are tested for impairment annually.

The costs of brands with a definite useful life are capitalized and generally amortized on a straight line basis over a period of twenty years.

Research and development

Research costs related to the prospect of gaining new scientific or technological knowledge and understanding are expensed as incurred. Development costs are defined as costs incurred for the design of new or substantially improved products and for the processes prior to commercial production or use. They are capitalized if, amongst others, the following criteria are met:

•	There is a market for selling the product.
•	The economic benefits for the Company will increase when selling the developed asset.
•	The expenditure attributable to the intangible assets can be measured reliably.

Development costs are amortized using a straight line method over the period of their expected benefit, currently not exceeding five years. Amortization only starts as of the moment that these assets are ready for commercialization.

2.7 Impairment	of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

2.8 Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.9 Financial	assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The Group classifies its financial assets in the following categories: loans and receivables and available for sale financial assets. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Loans and receivables

Loans and receivables are non-derivate financial assets with fixed or determinable payments that are not quoted in an active market and with no intention of trading. They are included in current assets, except for maturities exceeding 12 months after the balance sheet date. Loans and receivables are carried at amortized cost using the effective interest method.

Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. Available for sale financial assets are at initial recognition measured at fair value unless the fair value cannot be reliably determined, in which case they are measured at cost.

Unrealized gains and losses arising from changes in the fair value are recognized in equity. When the related assets are sold or impaired, the accumulated fair value adjustments are included in the income statement as gain and losses. Currently, the available for sale financial assets comprise only investments in shares that do not have quoted markets and for which the fair value cannot be determined reliably. Hence, they are carried at cost. Any events or changes in circumstances that might indicate a decrease in the recoverable amount are considered carefully. Impairment losses are recognized in the income statement as deemed necessary.

2.10 Derivative	Financial assets and hedging activities

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

(1)	hedges of the fair value of recognized assets or liabilities or unrecognized firm commitments (fair value hedge);
(2)	hedges of particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge);
(3)	hedges of a net investment in a foreign operation (net investment hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

2.11  Lease – Operatingleases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are expensed as incurred.

2.12  Leases – Financeleases

Leases of property, plant and equipment for which the Group has substantially all the risks and rewards of ownership are classified as finance lease.

Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding.

The corresponding rental obligations, net of finance charges, are included in the non-current (payable after 1 year) and current (payable within 1 year) borrowings. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The property, plant and equipment acquired under finance leases is depreciated over the useful life of the asset, which may exceed the lease term if it is reasonably certain that the ownership will be obtained at the end of the lease term.

2.13 Inventories

Raw materials, consumables and goods for resale are valued at acquisition value using the FIFO method or net realizable value on the balance sheet date, if lower. Work in progress and finished products are valued at production cost, which, in addition to the purchase cost of raw materials, consumption goods and consumables, also includes those production costs that are directly attributable to the individual product or product group and related production overhead.

2.14 Trade	receivables

Trade receivables are valued at fair value on initial recognition and subsequently at amortized cost. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable needs to be impaired.

In case of transfer of trade receivables to a third party (through factoring), the trade receivables are not recognized any more in the balance sheet if the conditions mentioned in IAS 39 §15-37 and in IAS 32 §42-43 are met.

2.15 Cash	and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts and are valued at acquisition value. Adjustments to the carrying amounts are made when the realization value on the balance sheet date is lower than the acquisition value.

2.16 Share	capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company’s equity share capital (Treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes on transaction costs), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

2.17 Provisions

Provisions for restructuring costs, legal claims, the risk of losses or costs which might arise from personal securities or collateral constituted as guarantees of creditors or third party commitments, from obligations to purchase or sell fixed assets, from the fulfillment of completed or received orders, technical guarantees associated with sales or services already completed by the Company, unresolved disputes, fines and penalties related to taxes, or compensation for dismissal are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date.

The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

2.18 Employee	benefits

Pension obligations

Group companies operate various pension schemes. The schemes are funded through payments to insurance companies, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. Since the new standard IAS 19 R is mandatory as from 2013, the liability was restated for the closing at end 2011 and 2012. The liability increased resp. with 1.370 million euro in 2011, and an extra 0.074 million euro in 2012.. The defined benefit obligation is calculated periodically by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

For defined contribution plans, the Group pays contributions to pension insurance plans. The Group has no further payment obligations once the contributions have been paid, as the guaranteed minimum return exceeds the legally required minimum return.

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred.

2.19 Income	taxes

Income tax expense as presented in the income statement include current income tax and deferred taxes. Current income taxes include the expected tax liabilities on the Company’s taxable income for the financial year, based on the tax rates applicable on the balance sheet date, and any tax adjustments of previous years.

In line with paragraph 46 of IAS 12 ‘Income taxes’, management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. This evaluation is made for tax periods open for audit by the competent authorities.

Deferred income taxes are recorded according to the ‘liability’ method and are calculated on temporary differences between the carrying amount and the tax base. This method is applied to all temporary differences except for differences arising on investments in subsidiaries and associates where the timing of the reversal of the temporary difference is controlled by the Group and where it is probable that the temporary difference will not reverse in the foreseen future. The calculation is based on the tax rates that are enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled. According to this calculation method, the Group is also required to account for deferred taxes relating to the difference between the fair value of the net acquired assets and their tax base resulting from acquisitions, if any.

Deferred income tax assets have been accounted for to the extent that it is probable that the tax losses carried forward will be utilized in the foreseeable future. Deferred income tax assets are written down when it is no longer probable that the corresponding tax benefit will be realized.

2.20 Revenue	recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Revenue arising from the sale of goods is recognized when an entity has transferred the significant risks and rewards of the ownership of the goods to the buyer. Usually this occurs when the legal title is transferred to the buyer and when collectability of the related receivable is probable. Revenue from the sale of services is recognized in the accounting period in which the services are rendered.

Commissions received by the Company when acting as a principal or as an agent in a distribution agreement are recognized as revenue from rendering services.

The revenue resulting from the sale of a brand is recognized at the moment of the transfer of property to the buyer.

2.21 Dividend	distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s Financial statements in the period in which the dividends are approved by the Company’s shareholders.

2.22 Non-GAAP	measures

Gross margin is defined as total net sales minus the cost of goods sold.

EBITDA is defined as earnings before net finance cost, income taxes, depreciations and amortization. These non-GAAP measures have been included in the financial statements since management believes that they are widely used by certain investors, securities analysts and other interested parties as supplemental measure of performance and liquidity.

For the same reason as stated above for EBITDA, management has disclosed non-recurring expenses and revenue. Non-recurring expenses and revenue are defined as those items that are considered by management to be non-recurring or unusual because of their nature.

The non-recurring expenses relate to:

- acquisition costs;

- restructuring costs;

- factory or site closure costs;

- business restructuring costs;

- cost associated with the termination of distribution agreements.

The non-recurring revenue relate to:

- sale of long term receivable (Arseus shares);

- sale of long term financial investments.

3. Financial	Risk Management

In conformity with IFRS 7, the following chapter gives a description of the principal risks and uncertainties to which the activities of the Group and the Company are exposed. (Note: in this document, the “Company” refers to Omega Pharma Invest; the “Group” refers to Omega Pharma Invest and each of its subsidiaries, for the avoidance of doubt including Omega Pharma).

It is the Group’s policy to remain continuously focused on identifying all major risks, developing plans to prevent or alleviate risks, to manage them appropriately and reduce their consequences should they still occur. Despite this policy the Company is not positioned to provide a full guarantee that these risks will not occur or that they will remain without consequences should they occur.

Fair value risk

Cf. note 6.11 (page IV-49 and following).

Hedging risk

The Group operates its business mainly in eurozone countries and to a lesser extent in the United Kingdom, the Nordic countries, Ukraine and Russia. The results of its operations and the financial position of each of its entities outside the eurozone are accounted for in the relevant local currency. The Group has a hedging strategy in place to cover such exchange rate fluctuations. In addition, a portion of the Group debt is denominated in U.S. dollars and/or a floating interest rate applies. As a result, the Group is exposed to currency risks arising from fluctuations in the value of the U.S. dollar against the euro and interest rate fluctuations. The Group has entered into agreements to hedge these risks. While it regularly monitors its currency and interest rate exposure, no guarantee can be given that the risk management system covers all risks completely or in a sufficient way and that adverse currency or interest rate movements can be excluded.

Currency exchange risk

The Group incurs foreign currency risk on borrowings and interests that are denominated in US dollar (on the US private placement) and on its operating activities denominated in other currencies. Foreign currency risk from exchanging assets, equity and liabilities of foreign subsidiaries from foreign currencies into euro are not hedged. The currency exchange risk on the US private placement, denominated in US dollar, is entirely hedged by cross currency swaps.

If the euro had strengthened (weakened) 10 per cent against the US dollar at 31 December 2014, the hedging reserve in shareholders’ equity would have been €0.1 million lower (€0.1 million higher) –2013: €0.3 million lower (€0.3 million higher). The fluctuation in the US dollar has an insignificant influence on profit or loss, since the hedges that qualify as fair value hedge, are an exact mirror of the hedged item. More details about these hedges can be found in note 6.11 (p. IV-49 and following).

Some of the Group’s activities are denominated in other currencies than the euro – mainly in the United Kingdom, the Scandinavian countries, and Russia. The hypothetical effect of a 10 per cent strengthening (weakening) of the euro against the British pound, would have had an effect on profit or loss of €0.5 million (€-0.5 million), while shareholders’ equity would be impacted by €2.9 million

(€-2.9 million). If the euro had gained (lost) 10 per cent against the Swedish crown, this would have impacted profit or loss by €-0.9 million (€0.9 million), while shareholders’ equity would be impacted by €-1.4 million euro (€1.4 million). If the euro had gained (lost) 10 per cent against the Russian rouble, this would have impacted profit or loss by €-0.07 million (€0.07 million), while shareholders’ equity would be impacted by €0.5 million euro (€-0.5 million).

Also in countries like Ukraine, where the operating income of the Group in 2014 was largely realized in euro, there is an indirect currency exchange risk as each devaluation would make the products of the Group relatively more expensive for the local consumers. Also in countries like Ukraine, where the operating income of the Group in 2013 was largely realized in euro, there is an indirect currency exchange risk as each devaluation would make the products of the Group relatively more expensive for the local consumers.

Interest rate risk

The Group reviews at least twice a year the target mix between fixed and floating rate debt. The purpose of this policy is to achieve an optimal balance between cost of funding and volatility of financial results. The Group’s interest rate risk arises mainly from long-term borrowings. The Group entered into several interest rate swaps in respect of the syndicated loan. The Group manages its cash flow interest rate risk by using floating-to-fixing interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. If the market interest rates would have been on average 100 base points higher (lower) during 2014, profit or loss would have been €0.7 million lower (higher), in 2013 this was €0.4 million. A change of 100 base points on interest rates would have impacted the hedging reserve in shareholders’ equity by €6.5 million (2013: €1.5 million).

US private placement hedges

Cf. note 6.11 (page IV-49 and following).

Financial debt

Omega Pharma Invest and its subsidiaries have a substantial outstanding financial debt. As at 31 December 2014, total outstanding consolidated debt of the Group amounted to € 1,019 million. Over the years, the Group has always generated a sufficiently high net free cash flow to repay or service its debts, thus meeting all covenants with its credit providers. The Group holds the opinion that it has applied a solid financial structure with an appropriate leverage over the past years, although the past recession has revealed that respecting bank covenants can become more difficult in a downturn economy. Since it cannot be entirely excluded that the recovering economy may be negatively affected by external (e.g. geopolitical) factors, this situation may reoccur and may even coincide with the maturing of the Company’s debt. In such a situation, a new financing facility may prove to be more difficult to obtain, or may invoke higher financial charges.

Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits to other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, acquire and cancel treasury shares, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by the equity. Net debt is calculated as total borrowings (including current borrowings, non-current borrowings and the value of the related financial derivatives) less cash and cash equivalents. The gearing ratios at 31 December 2014 and 2013 were as follows:

(in thousand euro)	31 December 2013	31 December 2013
Total borrowings	1 018 949	1 051 631

Derivative financial instruments related to borrowings	13 775	15 498

Less : cash and cash equivalents and current financial assets	-36 494	-77 374

Net financial debt	996 230	989 755

Total equity	700 282	626 799

Gearing ratio	142%	158%

For the amount of net financial debt calculated according to the methodology applied for the bank covenants, see page 5 of Omega Pharma Invest NV’s Annual Report 2014.

Liquidity risk

Liquidity risk is the risk that the Group would not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will have always sufficient liquidity to meet its liabilities when due and to that end, Group treasury monitors rolling forecasts of the Group’s liquidity requirements. In addition, the Group ensures to maintain sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on its borrowing facilities.

At the balance sheet date, the Group had the following sources of liquidity available:

•	Cash and cash equivalents : €36.5 million euro (note 6.6)

•	Undrawn committed borrowing facilities in excess of €300 million

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed are the contractual undiscounted cash flows. As the amounts included in the table are the contractual undiscounted cash flows, these amounts will not reconcile to the amounts disclosed on the balance sheet for borrowings, and trade and other payables.

31 December 2014	Earliest contractual maturity (undiscounted)
(in thousand euro)	< 1 year	1 to 5 year	> 5 year
Finance lease liabilities	772	1 346	0

Retail bonds	29 475	670 950	0

Bank borrowings	10 976	311 435	162 573

Bank overdrafts	220

Trade and other payables	564 406

Total liabilities	605 849	983 731	162 573

31 December 2013	Earliest contractual maturity (undiscounted)
(in thousand euro)	< 1 year	1 to 5 year	> 5 year

Finance lease liabilities	748	2 081	0

Retail bonds	29 475	589 800	132 000

Bank borrowings	46 158	318 663	162 573

Bank overdrafts	11 815

Trade and other payables	447 147

Total liabilities	535 143	910 544	294 573

Similar as above, the below table analyses the Group’s derivative financial instruments into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. All derivative financial instruments are settled on a net basis.

	Earliest contractual maturity (undiscounted)
(in € thousand)	< 1 year	1 to 5 year	> 5 year
Derivatives :

As per 31 December 2014	500	13 697	0

As per 31 December 2013	3 188	11 921	0
			`

Credit risk

Credit risk arises from the possibility that the counterparty to a transaction may be unable or unwilling to meet its obligations causing a financial loss to the Group. Trade receivables are subject to a policy of active risk management, which focuses on the assessment of country risk, credit availability, on-going credit evaluation and account monitoring procedures.

The exposure of other financial assets to credit risk is controlled by setting a policy for limiting credit exposure to high quality counterparties, regular reviews of credit ratings, and setting defined limits for each individual counterparty. The criteria set by Group Treasury for their investment policy are based on generally considered high quality long term credit ratings.

The Group has several financial instruments, see note 6.11 for more information on these instruments. The maximum exposure to credit risk is best represented by its carrying amount, as a consequence further disclosure in accordance with IFRS is not required.

Customer credit risk

As the Group has a strict credit policy in place, exposure to credit risk is monitored and restricted. The Group has no individual customers who represent a significant part of the consolidated turnover, nor of the trade receivables.

Trade receivables are relatively well spread over all reporting segments. Trade receivables for individual countries reflect the traditionally applicable payment terms in the corresponding countries, as far as they are in conformity with market practices.

Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

A. Estimated impairment of goodwill and brands

The Group tests each year whether goodwill and brands have suffered any impairment. These calculations require the use of estimates which can be found in note 6.1.

B. Income taxes

The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made. (See note 5.4)

C. Fair value of derivatives

The fair value of the derivatives is determined by using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period combined with a discounted cash flow analysis. More information on the used assumptions can be found in note 6.11.

D. Pension benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include a.o. the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations. For more information on the used discount rate and other assumptions we refer to note 6.9.

4. Segment	information

The segments of these activities are identified following their geographical location. The segment reporting only consists of the geographical segments. The identification of the operating segments is done on the basis of the components that the management uses to assess the performance and to make decisions about the operating activities. The different segments are all subject to the same accounting policies. The intercompany purchases are based upon effective invoicing and are in line with the transfer pricing policy of the Group which is designed to be at arms’ length.

At 31 December 2014, the Group is organized into four business segments:

1.	Omega Pharma Western Europe: activities in Western Europe, excluding Austria, Belgium and France;
2.	Omega Pharma Belgium: the activities in Belgium;
3.

Omega Pharma Emerging Markets: activities in Austria, Central and Eastern Europe (including Russia, Ukraine, Czech Republic, Slovakia, Hungary, Romania, Slovenia, Serbia and Turkey), Australia, New Zealand and Argentina;

4.	Omega Pharma France: the activities in France.

The segment results for the year ended 31 December 2014 are as follows:

(in thousand euro)	Belgium	France	Western Europe	Emerging Markets	Unallo- cated	TOTAL
Total turnover	334 902	231 293	833 526	189 470	0	1 589 191

Inter segment turnover	-32 566	-6 294	-244 513	-29 889	0	-313 262

Turnover	302 336	224 999	589 013	159 581	0	1 275 929

Operating profit/segment result	29 856	47 965	103 949	19 308	-3 259	197 819

Financial result						-62 987

Result of continuing operations before income tax						134 832

Income tax						-10 448

Net income from continuing operations						124 384

Share of non-controlling interests						268

Net result of the period - share of the Group						124 652

Other segment items included in the 2014 income statement are:

(in thousand euro)	Belgium	France	Western Europe	Emerging Markets	Unallo- cated	TOTAL
Depreciations and amortization	5 779	7 720	23 833	5 874	16 771	59 977

Write-down on inventories	692	184	50	368	-8	1 286

Write-down on receivables	-151	-219	79	-23	0	-314

Increase/(decrease) in provisions	-42	205	-743	23	-790	-1 347

The segment results for the year ended 31 December 2013 are as follows:

(in thousand euro)	Belgium	France	Western Europe	Emerging Markets	Unallo- cated	TOTAL
Total turnover	308 832	217 438	784 956	222 213	0	1 533 439

Inter segment turnover	-21 142	-4 980	-250 373	-43 558	0	-320 053

Turnover	287 690	212 458	534 583	178 655	0	1 213 386

Operating profit/segment result	32 602	33 846	67 753	28 876	-25 451	137 626

Financial result						-63 325

Result of continuing operations before income tax						74 301

Income tax						-19 844

Net income from continuing operations						54 457

Share of non-controlling interests						43

Net result of the period – share of the Group						54 500

Other segment items included in the 2013 income statement are:

(in thousand euro)	Belgium	France	Western Europe	Emerging Markets	Unallo- cated	TOTAL
Depreciations and amortization	4 295	7 338	20 035	5 072	13 951	50 691

Write-down on inventories	-70	1 655	-444	-530	0	611

Write-down on receivables	-149	168	22	103	0	144

Increase/(decrease) in provisions	-214	-219	-587	47	0	-973

The segment assets and liabilities at 31 December 2014 and capital expenditure for the year then ended are as follows:

(in thousand euro)	Belgium	France	Western Europe	Emerging Markets	Unallo- cated	TOTAL
Non-current assets	66 953	176 756	548 306	285 333	856 873	1 934 221

Current assets	35 329	45 499	216 077	102 275	27 423	426 603

Total assets	102 282	222 255	764 383	387 608	884 296	2 360 824

Non-current liabilities	4 541	15 557	71 973	31 338	1 050 347	1 173 756

Current liabilities	147 741	53 156	147 435	42 723	95 730	486 785

Capital expenditure	18 236	8 354	38 048	20 654	206 243	291 535

The segment assets and liabilities at 31 December 2013 and capital expenditure for the year then ended are as follows:

(in thousand euro)	Belgium	France	Western Europe	Emerging Markets	Unallo- cated	TOTAL

Non-current assets	48 900	177 428	522 123	269 365	672 161	1 689 977

Current assets	82 612	72 769	237 753	107 846	22 949	523 929

Total assets	131 512	250 197	759 876	377 211	695 110	2 213 906

Non-current liabilities	3 817	14 451	68 280	30 827	1 028 217	1 145 592

Current liabilities	128 408	68 923	163 666	22 037	58 481	441 515

Capital expenditure	6 145	7 737	27 171	6 138	51 918	99 109

5. Income	statement items

5.1 Turnover

(in thousand euro)	2014	2013
Sale of goods	1 232 334	1 161 334
Rendering services	43 595	52 052
Turnover	1 275 929	1 213 386

Almost 53 per cent of the total turnover is generated by the Group’s Top 20 brands, while generics represent 13 per cent.

Turnover realized from rendering services includes the commissions received by the Company when acting as a principal in the framework of a distribution agreement.

5.2 Total	net operating costs

(in thousand euro)	Note	2014	2013
Trade goods		542 808	526 724
Services and other goods		341 892	338 623
Employee benefit expenses		124 229	120 555
Depreciations	5.2.2	59 978	50 692
Changes in write-downs of inventory and trade receivables	5.2.2	972	755
Changes in provisions	5.2.2	-1 347	-973
Other operating expenses/(income)	5.2.3	9 578	39 384
Total net operating costs		1 078 110	1 075 760
Operating result (EBIT)		197 819	137 626

5.2.1 Employee	benefit expenses

(in thousand euro)	2014	2013
Wages and salaries	77 605	76 390
Social security costs	24 572	23 806
Pension costs – defined benefit plans	1 876	1 700
Pension costs – defined contribution plans	2 332	2 005
Other employment costs (commissions, premiums, travel, ...)	17 844	16 654
Employee benefit expenses	124 229	120 555

Full-time equivalents rounded at one unit	31 December 2014	31 December 2013
Belgium, including corporate services	430	385
France	568	569
Other Western European countries
Cyprus	0	1
Denmark	1	1
Germany	249	237
Finland	13	13
Greece	57	57
Ireland	14	16
Italy	78	67
Luxembourg	15	17
The Netherlands	47	54
Norway	19	14
Portugal	35	33
Spain	114	115
United Kingdom	99	67
Sweden	80	70
Switzerland	26	24
Emerging Markets
Argentina	11	9
Australia	17	14
Hungary	17	13
India	4	4
Latvia	11	14
Ukraine	1	1
Austria	193	241
Poland	63	59
Romania	41	63
Russia	118	127
Serbia	9	8
Slovenia	9	9
Slovakia	8	10
South Africa	7	7
Czech Republic	31	36
Turkey	65	49
Total	2 450	2 404

5.2.2 Depreciations,	amortization and changes in provisions

(in thousand euro)	2014	2013
Depreciations and amortization	59 978	50 691
Write-down on inventories	1 286	611
Write-down on receivables	-314	144
Increase / (decrease) in provisions for current liabilities	-1 570	-1 581
Increase / (decrease) in provisions for pension liabilities	223	608
Depreciation, amortization and changes in provisions	59 603	50 473

Amortization of intangible assets amounted to €37.5 million, an increase with €5.3 million compared to 2013. The depreciations of tangible assets increased from €18.6 million in 2013 to €22.5 million in 2014.

5.2.3 Other	operating expenses/(income)

(in thousand euro)	2014	2013
Loss (gain) on disposal of fixed assets	1 846	-668
State and property taxes	2 572	2 420
Bad debts	606	291
Indemnification from insurance	-86	-26
Other expenses (income)	-1 881	-4 740
Other operating expenses/(income) - recurring	3 057	-2 723
Non-recurring revenue	-26 354	-158
Restructuring costs	31 684	42 144
Provision for restructuring	1 181	121
Other operating expenses/(income) - non-recurring	6 511	42 107

Total other operating expenses/(income)	9 568	39 384

Restructuring charges and related provisions amounted to €6.5 million for 2014, compared to €42.1 million in 2013. Included are the proceeds from divestments predominantly related to the earn-out received in respect of a financial interest that was sold in 2009. Other non-recurring expenses were largely defined by business restructuring charges and related provisions in the Netherlands, France, Germany, Luxembourg and Belgium.

5.3 Financial	result

(in thousand euro)	2014	2013
Financial income	3 463	4 551
Financial expenses	-11 401	-9 965
Interest expenses	-49 841	-50 696
Foreign exchange differences	-5 208	-7 215
Financial result	-62 987	-63 325

The financial result is slightly improved to €-63.0 million. This can be attributed to the lower interest rates on debt in 2014.

5.4 Income	tax

(in thousand euro)	2014	2013
Current tax expenses	25 692	16 398
Deferred tax	-15 244	3 446
Total tax charge	10 448	19 844

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

(in thousand euro)	2014	2013
Result excluding associates	134 832	74 301
Tax calculated at weighted average statutory tax rate	40 500	19 721
Income not subject to tax	-10 271	-6 833
Expenses not deductible for tax purposes	2 005	2 295
Tax losses for which no deferred income tax asset was recognized	409	5 736
Other	-22 195	-1 075
Tax charge	10 448	19 844

The weighted average effective tax rate was 7.7 per cent (2013: 26.7 per cent).

The rate is significantly lower than last year due to the recognition of a deferred income tax asset for tax losses at the level of Omega Pharma Invest NV, as well as the tax exempt capital gain on the Arseus and the Clear2Pay shares (comprised in ‘Other’).

6. Balance	sheet items

6.1 Intangible	assets

(in € thousand)	Goodwill	R&D	Conces- sions & patents	Brands	Software	Other	TOTAL
Year ended at 31 December 2013
Opening net book value	570 402	53 068	26 687	856 866	9 361	772	1 517 156
Exchange differences cost	-1 522	-271	-25	-535	-153		-2 506
Additions
Internal development		19 521			2 397		21 918
Purchased from third parties	571	11 545	3 909	779	4 190	344	21 338
Through business combinations	4 098	8	4	25 956			30 066
Disposals		-806	-1 261	-61	-161		-2 289
Transfers between accounts and adjustments	7 045	15	1 021	-7 986	145	-104	136
Currency exchange differences depreciations		258	24	55	113		450
Amortization charge
Amortization of the year		-14 696	-12 126	-734	-4 599	-68	-32 223
Through business combinations		-8	-2				-10
Amortization of disposals		806	412	8	161		1 387
Transfers between accounts and adjustments			-7		7		0
Net book value at the end of the period	580 594	69 440	18 636	874 348	11 461	944	1 555 423
Year ended at 31 December 2014
Opening net book value	580 594	69 440	18 636	874 348	11 461	944	1 555 423
Exchange differences cost	573	-416	-12	-245	-208	-1	-309
Additions
Internal development		25 345			3 814		29 159
Purchased from third parties	0	11 380	1 247	140 800	4 252	728	158 407
Through business combinations	40 999	0	2 117	31 183	8		74 307
Disposals		-4 605	-226	-2 375	-943	-20	-8 169
Transfers between accounts and adjustments	673	485	-49		-11	-641	457
Currency exchange differences depreciations		416	17	25	171		629
Amortization charge
Amortization of the year		-19 490	-11 215	-932	-5 836	-63	-37 536
Through business combinations			-1 235	-357			-1 592
Amortization of disposals		4 558	211	481	912		6 162
Transfers between accounts and adjustments		-384	59		215	445	335
Net book value at the end of the period	622 839	86 729	9 550	1 042 928	13 835	1 392	1 777 273

The amounts of R&D related expenses charged to the income statement are not significant.

No titles to assets are restricted or pledged.

Goodwill

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

Impairment tests for goodwill

Goodwill is allocated to the Group’s cash-generating units (CGUs) identified as the four business units of the Group, being Western Europe, Belgium, Emerging Markets and France.

A summary of the goodwill allocation per business unit is presented below (in thousand euro).

Business Unit
(in thousand euro)	2014	2013
Western Europe	236 897	231 105

Belgium	31 711	26 141

Emerging Markets	143 430	128 436

France	131 409	131 617

Corporate	79 392	63 295

Total	622 839	580 594

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use cash flow projections with a five year forecast horizon based on detailed financial budgets approved by management for year one. For year two till five the budget figures of year one are extrapolated taking into account an internal growth rate and a budgeted gross margin. Besides these rates, the model includes a number of assumptions, such as the rate of perpetual growth and a pre-tax discount rate.

An overview of the key assumptions for the value-in-use calculations is stated at the bottom of this page. Management determined gross margin and growth rates based on past performance and its expectations for the market development.

The value per cash-generating unit which is calculated in this manner, is compared with the net book value of the corresponding fixed assets. The recoverable amounts of the cash-generating units continue to exceed their net book value. As a result, no impairment of goodwill is required for 2014.

The test includes a sensitivity analysis on key assumptions used, among them the pre-tax discount rate, free cash flow and long term growth percentage. Should any of the individual less favourable assumptions be used, this would not lead to an impairment of goodwill: pre-tax discount rate of 11.6%, free cash flow of 90% of the projections of free cash flows used for the calculation of the impairment test, and a long term growth of 1%.

For the cash-generating unit with the smallest difference at this level, the calculated recoverable amount still exceeds the net book value. No reasonably possible changes in a key assumption on which management has based its determination of the units’ recoverable amount would cause the units’ carrying amount to exceed its recoverable amount.

	Autonomous 5 year- growth (%)		Perpetual growth rate (%)		Gross margin (%)		Discount rate (%)
	2014	2013	2014	2013	2014	2013	2014	2013
Belgium	2	2	2	2	26.63	26.41	8.7	9.0

France	3	3	2	2	63.30	59.42	7.7	8.0

Western Europe	2	2	2	2	68.21	66.28	8.9	9.2

Emerging Markets	8	8	2.5	2.5	75.12	74.18	8.7	9.0

Total	3.2	3.2	2.1	2.1	58.15	56.59	8.9	9.2

Brands

The net book value of all brands, including those with indefinite useful lives, are annually tested for impairment at the level of the CGU as defined above and using the methodology as in the goodwill impairment exercise. The following key assumptions are used:

-	Perpetual growth: range between 2% to 3%
-	Discount rate: 8.9%

A sensitivity analysis is also performed on key assumptions used for the impairment test on the brands with indefinite useful lives, among them the pre-tax discount rate, free cash flow and long term growth percentage. Should any of this following individual less favourable assumptions be used, this would not lead to an impairment of the brands with indefinite useful lives: pre-tax discount rate of 11.6%, free cash flow of 90% of the projections of free cash flows used for the calculation of the impairment test, and a long term growth of 1%.

For corporate star brands and local key brands, based on an analysis of all relevant factors, there is no foreseeable limit to the period of time over which these brands are expected to generate cash flows for the Company. These brands have been assigned indefinite useful lives. Experience learns that those brands can continuously appeal to new consumers, provided that a certain level of marketing support is maintained. The list of brands includes, for example, Poudres T.LeClerc, which is already marketed since 1881 and which has over the past years been introduced in new geographic markets.

The total book value of star brands and key brands totalled €1,011.9 million as per the end of 2014 (2013: €843.4 million).

In addition to the impairment testing, the indefinite life nature of the star and key brands is reviewed annually. Not only strategic considerations are taken into account but also the evolution of the net recoverable amounts. The net book value for each of the aforementioned brands separately is compared to its’ recoverable amount. The recoverable amount is determined as the higher of the value obtained based on:

•	A discounted cash flow model, similar to the calculation of the goodwill impairment.
•	A multiple method.

As far as the multiple method is concerned, the following multiples are applied, whereby the brand value equals the multiple times the annual sales of the related brand:

Brand	Multiple
Star	3
Key	2.5
Other	2

Review revealed that these multiples still correspond with the ratios that have been used for acquisitions of comparable brands over the past years.

For all strategic brands, the recoverable amount exceeds the net book value, which corroborates the indefinite useful life nature of the brands.

6.2   Property, plant and equipment

(in € thousand)	Land and buildings	Plant, machinery and equipment	Furniture and vehicles	Leasing & other similar rights	Other tangible items	Assets under construc- tion	TOTAL

Year ended at 31 December 2013

Opening net book value	23 100	23 521	3 210	5 520	15 923	1 105	72 379

Currency exchange differences on the purchase cost	-17	-92	-127	-3	-75	-2	-315

Investments

Purchased from third parties	478	2 695	1 226	25	17 368	3 128	24 920

Through business combinations		17					17

Divestments and disposals	-78	-700	-617	-81	-3 974	-2	-5 452

Transfers between accounts and adjustments	*3 421	1 405	128		-543	-1 677	2 734

Currency exchange differences on depreciations	1	55	81	2	49		188

Depreciations

Depreciations of the year	-1 492	-4 571	-1 184	-363	-11 087		-18 698

Through business combinations

Depreciations of disposals	37	557	584	78	3 953		5 209

Transfers between accounts and adjustments	*-1 757		-109		549		-1 317

Net book value at the end of the period	23 693	22 887	3 192	5 178	22 163	2 552	79 665

Year ended at 31 December 2014

Opening net book value	23 693	22 887	3 192	5 178	22 163	2 552	79 665

Currency exchange differences on the purchase cost	18	-22	-60	-4	10	-2	-60

Investments

Purchased from third parties	1 144	2 095	1 382	1	22 479	2 572	26 673

Through business combinations		15	154	80	2		251

Divestments and disposals	-3 928	-1 264	-1 969	-392	-227	-511	-8 291

Transfers between accounts and adjustments	1 217	600	-202	-67	-45	-2 084	-581

Currency exchange differences on depreciations	-2	30	49	2	-5		74

Depreciations

Depreciations of the year	-1 525	-4 637	-1 326	-370	-14 607		-22 465

Through business combinations

Depreciations of disposals	2 994	1 102	1 946	381	124		6 547

Transfers between accounts and adjustments	5	114	242	34	-15		380

Net book value at the end of the period	23 616	20 920	3 408	4 843	29 879	2 527	85 193

*The adjustments reflect for €3.1 million purchase value and €1.6 million accumulated depreciations, the transfer of the building out of assets held for sale in 2013

No titles to assets are restricted or pledged.

6.3   Financial assets and other non-current assets

(in thousand euro)	31 December 2014	31 December 2013
Cash guarantees	1 508	1 485

Receivables with a maturity later than 1 year	437	10 149

Other non-current assets	1 945	11 634

Financial assets available for sale	0	1 940

Total	1 945	13 574

None of the cash guarantees require impairment adjustments.

The receivables with a maturity later than one year related to the sale of the Arseus participation (€9.9 million at end of 2013) was paid in 2014.

The financial assets available for sale were sold in 2014 and a gain of €3.5  million was realized.

6.4   Inventories

(in thousand euro)	31 December 2014	31 December 2013
Raw materials	10 988	11 430

Production supplies	10 227	9 550

Work in progress	7 424	5 599

Finished goods	11 858	15 175

Trade goods	141 369	149 859

Inventories	181 866	191 613

Finished goods refer to goods manufactured by the Group, whereas trade goods refer to goods purchased from third parties. No inventories are encumbered by restrictions or pledges.

6.5  Trade and other receivables

(in thousand euro)	31 December 2014	31 December 2013

Trade receivables	188 625	228 146

Provision for impairment of receivables	-16 503	-17 924

Trade receivables - net	172 122	210 222

VAT receivables	8 464	11 139

Income tax receivables	4 556	3 483

Other current assets	11 776	14 203

Deferred charges	11 164	15 894

Other receivables	35 960	44 719

Total	208 082	254 941

		Of which neither	Of which not impaired on the reporting date and past due in the following periods
(in thousand euro)	Carrying amount	impaired nor past due at 31 December	less than 30 days	between 30 and 90 days	between 90 and 150 days	more than 150 days
Trade receivables as of 31 December 2014	172 122	138 744	24 430	4 062	2 979	1 907

Other receivables as of 31 December 2014	11 776	11 776

Trade receivables as of 31 December 2013	210 222	178 248	14 427	7 761	4 250	5 436

Other receivables as of 31 December 2013	14 203	14 203

6.6  Cash and cash equivalents

(in thousand euro)	31 December 2014	31 December 2013
Short term investments	1 969	3 208

Cash at bank and in hand	34 525	74 166

Cash and cash equivalents	36 494	77 374

The vast majority of cash and cash equivalents is cash at bank and in hand – i.e. current bank accounts of the companies in the Group.

The cash at bank is well spread since it is held on accounts at different banks in different countries, with a positive overall rating.

6.7  Equity

The mutations of this balance sheet item including the number of shares are shown in the statement of changes in equity.

In 2014, equity increased from €626.8 million to €700.3 million. The increase was the net result of principally the profit of the year, and an interim dividend of €44 million to the shareholders of Omega Pharma Invest NV.

On the balance sheet, €847,901.31 is recognized as Share Capital and the remaining €423,641,240.73 as Share Premium. The retained earnings of the Company as per 31 December 2014 amount to €323.085 million which is the result of the accumulated profits and the actuarial gains and losses recognized directly into comprehensive income (see ‘consolidated statement of comprehensive income’).

On 31 December 2014 the Company had 30,243,983 treasury shares (same quantity as in 2013). All shares issued by the Company are fully paid.

The shareholders’ structure is detailed in note 7.9.

On 31 December 2014, the board of directors was still entitled to increase the capital, in the framework of the authorized capital, by a maximum amount of €391,901.31.

6.8  Provisions

(in € thousand)	Disputes	Others	TOTAL

Balance at 31 December 2012	767	2 371	3 138

Additions through business combinations	0	0	0

Other additions	51	785	836

Amounts used	-655	-1 565	-2 220

Currency exchange differences	0	0	0

Balance at 31 December 2013	163	1 591	1 754

Additions through business combinations	0	0	0

Other additions	327	1 541	1 868

Amounts used	-181	-1 665	-1 846

Currency exchange differences	0	0	0

Balance at 31 December 2014	309	1 467	1 776

The other provisions concern provisions for restructuring in several entities of the group, principally in Belgium, the Netherlands and Austria.

6.9  Retirement benefit obligations

6.9.1.     Defined benefit plans

As from 2013, the IAS 19 Revised ‘Employee benefits’ became effective. As a consequence, the provision for pension was restated for the years ending 31 December 2011 and 31 December 2012.

For Omega Pharma Invest, the most important modification was the elimination of the ‘corridor’ method for defined benefit plans, i.e. all actuarial gains and losses are recognized immediately through other comprehensive income so that the net deficit (asset) is shown in the balance sheet. The effect of the restatement of the provision for pension was also reported directly in other comprehensive income (net of taxes).

The new amounts recognized in the balance sheet are determined as follows:

(in € thousand)	31 December 2014	31 December 2013	31 December 2012
Present value of funded obligations	56 030	39 831	37 624

Fair value of plan assets	-40 263	-25 818	-25 202

Liability in the balance sheet - Restated	15 767	14 013	12 422

Liability in the balance sheet - as previously reported	15 767	14 013	7 992

The Group operates defined benefit pension plans mainly in the Netherlands, Germany, France and Norway under broadly similar regulatory frameworks. All defined benefit plans are final salary pension plans which provide to members in the form of a guaranteed level op pension payment at the end of their career. The level of benefits provided depends on the members’ length of service and their salary in the final years leading up to retirement. The amounts pertaining to post employment medical plans are included in the liability but are not significant. There are no informal constructive obligations.

The assets comprise reserves of qualifying insurance policies and are not part of the Group’s own financial instruments.

The movement in the defined benefit obligation and plan assets over the year is as follows:

(in € thousand)	Present value of obligation	Fair value of plan assets	Total
At 1 January 2013	37 624	-25 202	12 422
Profit and loss
Current service cost	1 754	0	1 754
Interest expense/(income)	1 437	-1 092	345
Past service cost and gains and losses on settlements	-399	0	-399
Impact on profit and loss	2 792	-1 092	1 700
Remeasurements
Return on plan assets,excl.amounts included in the interest expense/(income)
Actuarial (gain)/loss	-202	1 261	1 059
Change in asset ceiling, excl.amounts in interest expense
Impact of remeasurements on other comprehensive income
Exchange differences
Acquired through business combinations
Contributions
Employers	0	-1 168	-1 168
Plan participants
Payments from plans
Benefit payments	-383	383	0
Settlements	0		0
At 31 December 2013	39 831	-25 818	14 013
Profit and loss
Current service cost	2 189	0	2 189
Interest expense/(income)	1 444	-1 142	302
Past service cost and gains and losses on settlements	-615	0	-615
Impact on profit and loss	3 018	-1 142	1 876
Remeasurements
Return on plan assets,excl.amounts included in the interest expense/(income)		-11 094	-11 094
Actuarial (gain)/loss	14 340	-1 313	13 027
Change in asset ceiling, excl.amounts in interest expense
Impact of remeasurements on other comprehensive income	14 340	-12 407	1 933
Exchange differences	-27	4	-23
Acquired through business combinations	30		30
Contributions
Employers	-11	-1 063	-1 074
Plan participants
Administrative expenses		56	56
Payments from plans
Benefit payments	-1 053	771	-282
Settlements	-762		-762
At 31 December 2014	55 366	-39 599	15 767

The Group has various defined benefit pension plans. The most important plans are in the Netherlands, Germany and France.

Net liability in the balance sheet at 31 December	Netherlands	Germany	France	Norway	TOTAL	% of total liabilities
(in € thousand)
2014	943	8 087	5 509	256	14 795	93.84%
2013	3 886	5 265	3 292	0	12 443	88.80%

The significant actuarial assumptions are as follows:

			2014			2013

Assumption	Netherlands	Germany	France	Norway	Netherlands	Germany	France
Discount rate	2.30%	2.40%	1.80%	3.00%	3.90%	3.60%	3.25%
Inflation	1.80%	2.00%	2.00%	3.25%	2.00%	2.00%	2.00%
Salary growth rate	2.30%	3.00%	2.00%	3.00%	2.50%	3.00%	2.00%
Pension growth rate	0.50%	1.50%	3.00%	0.10%	0.60%	1.50%	3.00%

The principal assumption is the discount rate. The sensitivity of the defined benefit obligation to an increase/decrease of the discount rate with 0.50% is a decrease of the obligation of 11% in case of an increase of the discount rate, and an increase of the obligation of 13% in case of a decrease of the discount rate. The sensitivity analysis is based on a change in the discount rate only while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the pension liability within the balance sheet. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to previous period.

Assumptions regarding the future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

Through its defined benefit pension plans the Group is exposed to a number of risks, the most significant of which are detailed below:

•

Asset volatility: the plan liabilities are calculated using a discount rate set with reference to corporate bond yields; if plan assets underperform this yield, this will create a deficit. All the plans described above hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term.

•	Changes in bond yield: a decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

•	Inflation risk: all the plans described above are linked to inflation and higher inflation will lead to higher liabilities.

•	Life expectancy: all the plans described above are to provide benefits for the life of a member, so increase in life expectancy will result in an increase in the plans’ liabilities.

The weighted average duration of the defined benefit obligation is about 20.6 years.

6.9.2.    Defined contribution plans

In the several Belgian companies, the Group has pension plans in the context of a group insurance. Those pension plans are defined contribution plans, but due to the Belgian legislation, the employer is obliged to guarantee a minimum return on the contributions. This guarantee is no longer fully insured and therefore, these defined contribution plans are defined benefit plans in the narrow interpretation of IAS19 R rules. Omega Pharma Invest obtained in 2013 an actuarial calculation of the retirement benefits, and also about the pre-retirement death benefits.

Based on these calculations, Omega Pharma Invest decided not to include any provision in their balance sheet, since the impact was considered as not material.

6.10  Taxes, remuneration and social security

(in € thousand)	31 December 2014	31 December 2013
Current income tax liabilities	17 701	20 603

Other current tax and VAT payables	12 074	8 700

Remuneration and social security payables	21 387	19 255

Taxes, remuneration and social security	51 162	48 558

  For current income tax receivables, see note 6.5.

Deferred tax liabilities

(in € thousand)	Discrepancy with tax depreciation	Undistri- buted earnings	Financial instruments	Other	Reclass	TOTAL deferred tax liabilities

Balance at 31 December 2012	99 706	1 319	0	6 643	-8 233	99 435

Result	6 931	0	132	1 161		8 224

Charged to equity						0

Acquisition of subsidiary	1 786					1 786

Transfers					-3 092	-3 092

Exchange rate differences	-99			-8		-107

Balance at 31 December 2013	108 324	1 319	132	7 796	-11 325	106 246

Result	7 329	137	-276	991		8 181

Charged to equity						0

Acquisition of subsidiary	7 672					7 672

Transfers					1 760	1 760

Exchange rate differences	-18			1		-17

Balance at 31 December 2014	123 307	1 456	-144	8 788	-9 565	123 842

The total amount of €123.8 million as per 31 December 2014 contains for €16.6 million liabilities on less than one year (2013: €13.5 million). The remaining amount of €107.2 million expires on more than one year.

The reclass column in the charts for deferred tax liabilities and deferred tax assets features identical amounts as they refer to ‘netting’ of assets and liabilities included by local entities.

This reclassifications refer to ‘offsets’ as meant in IAS 12 §71.

Deferred tax assets

(in € thousand)	Difference in depreciation rates	Employee benefits	Provisions	Tax losses	Financ. Instru- ments	Other	Reclass	TOTAL deferred tax assets

Balance at 31 December 2012 (restated)	-3 225	3 338	2 747	41 298	4 412	0	-8 233	40 337

Result	-2 743	326	-2 051	8 275				3 807

Charged to equity					-936			-936

Acquisition of subsidiary			1 136					1 136

Transfers							-3 092	-3 092

Exchange rate differences	74		-11	0	0			63

Balance at 31 December 2013	-5 894	3 664	1 821	49 573	3 476	0	-11 325	41 315

Result	-3 375	699	694	26 750				24 768

Charged to equity					1 276			1 276

Acquisition of subsidiary			642					642

Transfers							1 760	1 760

Exchange rate differences	48		1	0	0			49

Balance at 31 December 2014	-9 221	4 363	3 158	76 323	4 752	0	-9 565	69 810

The total amount of €69.8 million as per 31 December 2014 contains for €0.3 million receivables on less than one year (2013: €0.1 million). The remaining amount of €69.5 million expires on more than one year.

6.11  Financial debts and derivative financial instruments

Composition according to duration

(in thousand euro)	31 December 2014	31 December 2013

Non-current	1 032 371	1 023 579

Financial lease liabilities	1 346	2 081

Of which with a maturity later than 1 year and no later than 5 years	1 346	2 081

Of which with a maturity later than 5 years	0	0

Retail Bond	600 000	600 000

Of which with a maturity later than 1 year and no later than 5 years	600 000	480 000

Of which with a maturity later than 5 years	0	120 000

Bank borrowings	416 125	408 505

Of which with a maturity later than 1 year and no later than 5 years	281 110	273 498

Of which with a maturity later than 5 years	135 015	135 007

Derivative financial instruments	13 775	11 921

Other amounts payable	1 125	1 072

Current	1 478	44 622

Financial lease liabilities	772	748

Bank borrowings	479	28 673

Bank overdrafts	220	11 617

Derivative financial instruments	0	3 577

Other amounts payable	7	7

Total	1 033 849	1 068 201

With this net debt level, Omega Pharma Invest remains safely within the covenants agreed upon with its credit providers which stipulate that the net debt level should not surpass a multiple on annualized EBITDA :

Credit facility	Net debt/ Annualized EBITDA

USPP	3.25

Syndication loan	3.50

Bank borrowings

	31 December 2014		31 December 2013
(in thousand euro)	Amount	Effective interest rate	Amount	Effective interest rate

Non-current bank borrowings

Syndicated loan	264 590	1.16%	258 891	1.12%

French loan	0	-	0	-

US private placement 2004	16 233	6.19%	16 228	6.01%

US private placement 2011	134 976	5.11%	134 967	5.11%

Fair value of the hedged part of the US private placement	206		-1 757

Other	120		176

Total non-current bank borrowings	416 125		408 505

of which euro denominated	399 685		394 034

of which US dollar denominated	16 440		14 471

Current bank borrowings

Syndicated loan	-		-

US private placement 2004	0		32 481	6.19%

Fair value of the hedged part of the US private placement	0		-3 904

Other	283		11 719

Total current bank borrowings	283		40 296

of which euro denominated	283		11 719

of which US dollar denominated	0		28 577

Total non-current and current bank borrowings	416 408		448 801

  Note: bank overdrafts are not included in the table above.

As demonstrated in the table above, the debt financing of the Group consists of three major borrowings: (1) a syndicated loan facility and (2) a US private placement in 2004 (3) a US private placement in 2011 and (4) retail bonds (partly due in 2017 and 2019).

(1)

Omega Pharma entered into the syndicated loan agreement at the end of 2006 and was renewed for a total amount of 525 million euro with maturity after 5 years. On 31 December 2014, the credit lines in use represented an amount of €265 million (i.e. €264.6 million, as mentioned in the table above, increased with the costs incurred upon closing the syndicated loan).

(2)

The first US private placement was closed in 2004, for an amount of $285 million. This US private placement is hedged for currency exchange differences and interest fluctuations between the US dollar and the euro. This results in a nominal principal amount of €231.5 million, which remains unchanged. In 2009, a first instalment of the US private placement for €44.7 million was reimbursed, a second instalment of €130 million in July 2011, and in 2012, an additional €8.1 was reimbursed and a third instalment of €32.5 million was reimbursed in July 2014. The current nominal amount is €16.2 million. Because of the hedges related to the US private placement, the corresponding derivative financial instruments are also included in the table above. Further comments can be found hereunder.

(3)	In July 2011, a new US private placement was closed for an amount of 135 million euro for the renewal of the second instalment. It concerns a loan in euro for which no hedging was necessary.

(4)

In April 2012, Omega Pharma made a public offer in Belgium and the Grand-Duchy of Luxembourg for two series of retail bonds. The fixed rate for the bonds due 2017 is 4.500%, and 5.000% for the bonds due 2019. The total issue amount was €300 million of which €180 million for the 5 year bond and €120 million for the 7 year bond. The issue date was 23 May 2012.

In November 2012, Omega Pharma Invest also issued a retail bond for 5 year of €300 million with fixed rate of 5.125%. The issue date was 12 December 2012.
All the bonds are listed on the Luxembourg Stock Exchange.

Recognition of the hedges related to the US private placement in the accounts

The US private placement consisted originally of four ‘Notes’ which correspond with an equal number of instalments (bullet tranches): $55 million in 2009, $160 million in 2011, $50 million in 2014 and $20 million in 2016. The first note was reimbursed in July 2009 and the second note of $160 million in July 2011. The third note, originally due in 2014, was partly ($10 million) repaid in 2012 and the remaining amount on due date in July 2014 ($40 million).

Currency and interest rate risks are covered per individual tranche by cross currency swaps from US dollar fixed interest rates to euro fixed interest rates.

These hedges are reflected in the first table below.

The swap from US dollar fixed interest rate to euro fixed interest rate (third column) is qualified as cash flow hedge.

For cash flow hedges, the effective part of the changes in fair value of the derivative financial instrument is recognized in equity on the balance sheet.

This is also reflected in the table below.

The swaps themselves are recognized as derivative financial instruments on the balance sheets. Initially, they are recognized at the fair value at the date when the derivative contract was committed.

On each closing date, they are revaluated at the fair value of that moment.

The fair value of the interest swaps is calculated as the present value of estimated future cash flows. The fair value of the currency swaps is determined using forward exchange market rates at the balance sheet dates.

The fair value of these instruments reflects the estimated amounts that the Group would receive on maturity date — when settling favourable contracts — or that the Group would have to pay — when terminating unfavourable contracts.

The fair value of the swaps is referred to in the balance sheet item : non-current derivative financial instruments for an amount of €13.8 million: €-0.1 million for the US private placement and €13.9 million for the other interest swaps in 2014.

US Private Placement Notes	Maturity date	Amount covered by swaps from US dollar fixed interest rate to euro fixed interest rate

20 million USD	28 July 2016	20 million USD	-

Hedges	Type	Recognition in the accounts related to:	Recognition in the accounts at the level of:

Hedges by swaps from US dollar fixed interest rate to euro fixed interest rate	Cash flow hedge	a) the fair value of the swap b) the effective part of the changes in fair value of the derivative Financial instrument	a) derivative financial instruments on the balance sheet b) equity on the balance sheet

Hedge of the syndicated loan

Beside the hedges related to the US private placement, more interest swaps were closed for the hedging of the interest risk on the syndicated loan. As per 31 December 2014, there were swaps for a total amount of €195.0 million. All swaps cover a variable interest rate into a fixed interest rate. The effective part of the changes in fair value of the derivative financial instrument is recognized in equity on the balance sheet.

(in thousand euro)	Liabilities

Balance at 31 December 2012	8 569

Fair value hedges	-285

of which : gross amount, non-current	-

of which : gross amount, current	-432

of which : deferred tax effect	147

Cash flow hedges	-1 791

of which : gross amount US Private Placement, non-current	-376

of which : gross amount US Private Placement, current	62

of which : gross amount syndicated loan, non-current	-2 400

of which : gross amount syndicated loan, current	-

of which : deferred tax effect	923

Balance at 31 December 2013	6 493

Fair value hedges	535

of which : gross amount, non-current	-

of which : gross amount, current	811

of which : deferred tax effect	-276

Cash flow hedges	2478

of which : gross amount US Private Placement, non-current	-176

of which : gross amount US Private Placement, current	-62

of which : gross amount syndicated loan, non-current	3 992

of which : gross amount syndicated loan, current	-

of which : deferred tax effect	-1 276

Balance at 31 December 2014	9 506

Additional disclosures on Financial instruments

2014			Amounts recognized in the balance sheet according to IAS 39

(in thousand euro)	Category in occord. with IAS 39	Carrying amount 31.12 2014	Amor- tized cost	Cost	Fair value gecogn.in equity	Fair value recogn. in profit or loss	Amounts recognized in balance sheet according to IAS 17	Fair value at 31.12 2014

Other non-current assets	LaR	1 945	1 945					1 945

Trade receivables	LaR	172 122	172 122					172 122

Other receivables	LaR	11 775	11 775					11 775

Cash and cash equivalents	LaR	36 494	36 494					36 494

Finance lease liabilities	n.a.	2 118					2 118	1 906

Retail bonds	FLAC	600 000	643 067					643 067

Bank borrowings	FLAC	418 088	445 761					445 761

Derivative financial liabilities (hedge accounting)	n.v.t.	14 404			14 404			14 404

Trade payables	FLAC	315 804	315 804					315 804

Other non interest bearing liabilities	FLAC	174 496	174 496					174 496

Of which : aggregated by category in accordance with IAS 39

Held to maturity	HtM

Loans and receivables	LaR	222 336	222 336					222 336

Financial liabilities at amortized cost	FLAC	1 508 388	1 581 128					1 581 128

  Legend:

AfS	Available for Sale
LaR	Liabilities and Receivables
FLAC	Financial Liabilities at Amortized Cost
HtM	Hold to Maturity
n.a.	not applicable

IFRS 7 requires the disclosure of the fair value measurements by level of the following fair value measurement hierarchy:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities;

Level 2: other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

Level 3: techniques which uses inputs which have a significant effect on the recorded fair value are not based on observable market data.

All financial instruments measured at fair value are level 2, both this year and last year.

2013			Amounts recognized in the balance sheet according to IAS 39

(in thousand euro)	Category in occord. with IAS 39	Carrying amount 31.12 2013	Amor- tized cost	Cost	Fair value gecogn.in equity	Fair value recogn. in profit or loss	Amounts recognized in balance sheet according to IAS 17	Fair value at 31.12 2013

Available-for-sale financial assets	AfS	1 940		1 940				n.a.

Other non-current assets	LaR	11 634	11 634					11 634

Trade receivables	LaR	210 223	210 223					210 233

Other receivables	LaR	14 202	14 202					14 202

Cash and cash equivalents	LaR	77 374	77 374					77 374

Finance lease liabilities	n.a.	2 829					2 829	2 263

Retail Bond	FLAC	600 000	661 415					661 415

Bank borrowings	FLAC	456 283	482 035					482 035

Derivative financial liabilities (hedge accounting)	n.v.t.	9 837			9 837			9 837

Trade payables	FLAC	309 707	309 707					309 707

Other non interest bearing liabilities	FLAC	15 001	15 001					15 001

Of which : aggregated by category in accordance with IAS 39

Available for sale	AfS	1 940		1 940				n.a.

Held to maturity	HtM

Loans and receivables	LaR	313 433	313 433					313 433

Financial liabilities at amortized cost	FLAC	1 380 991	1 468 158					1 468 158

Finance leases

Assets

The property, plant and equipment include the following amounts where the Group is a lessee under a finance lease:

(in thousand euro)	31 December 2014	31 December 2013
Cost – capitalized finance leases	8 651	8 952

Accumulated depreciation	-3 807	-3 774

Net amount of assets in leasing	4 844	5 178

The net amount of the finance leases concern following investments:

(in thousand euro)	31 December 2014	31 December 2013
Land	32	32

Buildings	4 715	5 013

Plant, machinery and equipment	24	5

Furniture and vehicles	73	128

Net amount of assets in leasing	4 844	5 178

Liabilities

Finance lease liabilities – minimum lease payments:

(in thousand euro)	31 December 2014	31 December 2013
Not later than 1 year	862	881

Later than 1 year and not later than 5 years	1 430	2 264

Later than 5 years	0	0

Total minimum lease payments	2 292	3 145

Future finance charges on finance leases	-174	-316

Present value of finance lease liabilities	2 118	2 829

The present value of finance lease liabilities is as follows:

(in thousand euro)	31 December 2014	31 December 2013
Not later than 1 year	772	748

Later than 1 year and not later than 5 years	1 346	2 081

Later than 5 years	0	0

Present value of finance lease liabilities	2 118	2 829

Operating leases

The operating leases concern mainly buildings, warehouses and company cars.

The non-cancellable operating leases are payable as follows:

(in thousand euro)	31 December 2014	31 December 2013
Not later than 1 year	12 762	10 622

Later than 1 year and not later than 5 years	34 531	31 292

Later than 5 years	9 294	11 616

Operating leases - minimum lease payments	56 587	53 530

6.12 Other	current payables

(in thousand euro)	31 December 2014	31 December 2013
Other payables	95 686	15 008

Accrued charges	22 624	23 611

Other current payables	118 310	38 619

Other current payables include amongst others payables related to acquisitions completed in this and previous periods.

7.  Miscellaneous items

7.1  Contingencies

There are no pending disputes with tax authorities in 2014.

7.2  Off balance sheet rights and obligations

•	The bank loans of Omega Pharma SAS (France) are backed up by a Letter of Intent to the value of 60 million euro by Omega Pharma NV.

•	Omega Pharma NV has signed a liability statement on behalf of a number of subsidiaries in, Ireland, United Kingdom, Austria, Italy, Greece and Germany, i.e.:

Herbs Trading GmbH

Chefaro Ireland Ltd

Chefaro Pharma Italia SrL

Omega Pharma Hellas SA

Omega Pharma Deutschland GmbH

Paracelsia Pharma GmbH

Omega Pharma Manufacturing GmbH & Co KG

Omega Pharma Ltd

•	In addition a number of items have been entered into the ordinary course of business (such as factoring).

7.3  Business combinations

In 2014, Omega Pharma acquired a number of companies:

•	Ymea BV, a Ditch company and owner of the Ymea brand (consolidated as of 1 April 2014)

•	OCE-Bio BVBA and OCE-Bio Nederland BV, focused on health retail in pharmacies in Belgium and the Netherlands (consolidated as of 1 January 2014 – included in ‘others’ in table below)

•	Despharma Kft and Despharma BV (consolidated as of 1 July 2014)

•	Uçkan Medikal Sanayi Ve Ticaret Anonim Sirketi and Primeks Dis Ticaret Anonim Sirketi (consolidated as of 1 December 2014 – included in ‘others’ in table below)

•	A few small companies with minor impact on the balance sheet.

In conformity with IFRS 3, the purchase price allocation and the goodwill calculation were done on a preliminary basis and may still be modified within twelve months following the acquisition date.

Overview of business combinations:

	Ymea BV			Despharma Kft and Despharma BV

(in € thousand)	Book value	Fair value adjust- ments	Fair value	Book value	Fair value adjust- ments	Fair value
Non-current assets	2	30 706	30 708	142	0	142

Intangible assets	0	30 686	30 686	140	0	140

Property, plant and equipment	2	0	2	2	0	2

Other non-current assets	0	0	0	0	0	0

Deferred tax assets	0	20	20	0	0	0

Current assets	3 953	-2 371	1 582	2 002	0	2 002

Cash and cash equivalents	1 608	0	1 608	187	0	187

Other current assets	2 345	-2 371	-26	1 815	0	1 815

Non-current liabilities	0	7 672	7 672	0	0	0

Deferred tax liabilities	0	7 672	7 672	0	0	0

Other non-current liabilities	0	0	0	0	0	0

Current liabilities	3 239	80	3 319	129	170	299

Net assets acquired	716	20 583	21 299	2 015	-170	1 845

Goodwill			10 103			5 994

Total consideration			31 402			7 839

Overview of business combinations (continued):

	OCE-Bio BVBA and OCE-Bio Nederland BV			Uçkan Medikal Sanayi Ve and Primeks Dis			Others

(in € thousand)	Book value	Fair value adjust- ments	Book value	Book value	Fair value adjust- ments	Book value	Book value	Fair value adjust- ments	Fair value
Non-current assets	1 528	225	1 753	4	0	4	43	0	43

Intangible assets	889	-35	854	4	0	4	0	0	0

Property, plant and equipment	245	0	245	0	0	0	0	0	0

Other non-current assets	394	0	394	0	0	0	0	0	0

Deferred tax assets	0	260	260	0	0	0	0	0	0

Current assets	3 706	-80	3 626	6 436	0	6 436	176	0	176

Cash and cash equivalents	110	0	110	2 688	0	2 688	125	0	125

Other current assets	3 596	-80	3 516	3 748	0	3 748	51	0	51

Non-current liabilities	206	0	206	0	0	0	0	0	0

Deferred tax liabilities	0	0	0	0	0	0	0	0	0

Other non-current liabilities	206	0	206	0	0	0	0	0	0

Current liabilities	3 252	672	3 924	1 466	0	1 466	85	0	85

Net assets acquired	1 776	-527	1 249	4 974	0	4 974	134	0	134

Goodwill			6 912			13 354			5 558

Total consideration			8 161			18 328			5 692

	2014			2013

(in € thousand)	Book value	Fair value adjust- ments	Fair value	Book value	Fair value adjust- ments	Fair value
Non-current assets	1 719	30 931	32 650	26 249	2 029	28 278

Intangible assets	1 076	30 651	31 727	26 249	2 029	28 278

Property, plant and equipment	249	0	249	0	0	0

Other non-current assets	394	0	394	0	0	0

Deferred tax assets	0	280	280	0	0	0

Current assets	16 273	-2 451	13 822	0	0	0

Cash and cash equivalents	4 718	0	4 718	0	0	0

Other current assets	11 555	-2 451	9 104	0	0	0

Non-current liabilities	206	7 672	7 878	0	0	0

Deferred tax liabilities	0	7 672	7 672	0	0	0

Other non-current liabilities	206	0	206	0	0	0

Current liabilities	8 171	922	9 093	0	0	0

Net assets acquired	9 615	19 886	29 501	26 249	2 029	28 278

Goodwill			41 921			1 778

Total consideration			71 422			30 056

7.4 List	of consolidated companies

Following companies are consolidated according to the global consolidation method:

Abtei Omega Pharma GmbH	100%
Abtei 1 - 37696 Marienmünster (Germany)

ACO Hud Nordic AB	100%
Box 622 - 194 26 Upplands Väsby (Sweden)

ACO Hud Norge AS	100%
Økern Bus 95 - NO-0509 Oslo (Norway)

ACO Pharma OY	100%
Gårdsbrinken 1A - FI02240 Esbo (Finland)

AdriaMedic SA	100%
Zare Ouest 19 - 4384 Ehlerange (Luxembourg)

Adriatic BST d.o.o.	100%
Verovškova ulica 55 - 1000 Ljubljana (Slovenia)

Adriatic Distribution Beograd d.o.o.	100%
Ljubostinjska 2/C5 - 1100 Belgrado (Serbia)

Auragen Pty Ltd	100%
Units # 48, 49, 50 and 51, N°7, Narabang Way, Belrose NSW 2085 (Australia)

Aurios Pty Ltd	100%
Units # 48, 49, 50 and 51, N°7, Narabang Way, Belrose NSW 2085 (Australia)

Aurora Pharmaceuticals Ltd	100%
Units # 48, 49, 50 and 51, N°7, Narabang Way, Belrose NSW 2085 (Australia)

Belgian Cycling Company NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Bional Nederland BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Biover NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Bioxydiet SARL	100%
Avenue de Lossburg 470 - 69480 Anse (France)

Bittner Pharma LLC	100%
Business Center ‘Novosuschevskiy’ - 127018 Moskou (Russia)

Chefaro Ireland Ltd	100%
Northwood Office Park, the Crescent building, first floor, block A Dublin 9 (Ireland)

Chefaro Pharma Italia SRL	100%
Viale Castello della Magliana 18 - 00148 Roma (Italy)

Cinetic Laboratories Argentina SA	100%
Av. Triunverato 2736 - City of Buenos Aires (Argentina)

Cosmediet - Biotechnie SAS	100%
Avenue de Lossburg 470 - 69480 Anse (France)

Damianus BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Despharma Kft.	100%
Madarász u. 47-49 - 1138 Budapest (Hungary)

Etixx NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Herbs Trading GmbH	100%
Ossiacher Straße 7 - 9560 Feldkirchen (Austria)

Hipocrate 2000 SRL SC	100%
6A Prahova Street, sector 1 - Bucharest (Romania)

Hud SA	100%
Zare Ouest 19 - 4384 Ehlerange (Luxembourg)

Insect Repellents BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Interdelta SA	82.35%
Route André Piller 21 - 1762 Givisiez (Switzerland)

Jaïco RDP NV	100%
Nijverheidslaan 1545 - 3660 Opglabbeek (Belgium)

JLR Pharma SA	100%
Route André Piller 21 - 1762 Givisiez (Switzerland)

Laboratoire de la Mer SAS	100%
ZAC de la Madeleine - Avenue du Général Patton - 35400 Saint Malo (France)

Laboratoires Omega Pharma France SAS	100%
Rue André Gide 20, BP 80 - 92320 Châtillon (France)

Medgenix Benelux NV	100%
Vliegveld 21 - 8560 Wevelgem (Belgium)

Modi Omega Pharma (India) Private Limited	50%
1400 Modi Tower - 98 Nehru Place - New Delhi - 110019 (India)

OCE-Bio BVBA	100%
Nijverheidsstraat 96 - 2160 Wommelgem (Belgium)

OCE-Bio Nederland BV	100%
De Gagelrijzen 146 - 4711 PS Sint-Willebrord (The Netherlands)

Omega ACO AS	100%
Slotsmarken 18 - DK-2980 Hörsholm (Denmark)

Omega Alpharm Cyprus Ltd	100%
Agiou Mamandos Office 52, Office 103 - 2230 Lakatamia (Cyprus)

OmegaLabs Pty Ltd	51%
Wedgewood Office Park Muswell Road South 3 - Johannesburg (South Africa)

Omega Pharma A.S.	100%
Dražni 253/7 - 627 00 Brno (Czeck Republic)

Omega Pharma Australia Pty Ltd	100%
Units # 48, 49, 50 and 51, N°7, Narabang Way, Belrose NSW 2085 (Australia)

Omega Pharma Austria Healthcare GmbH	100%
Rennweg 17 - 1030 Vienna (Austria)

Omega Pharma Baltics SIA	100%
Karla Ulmana gatve 119 - Marupe - Mārupes district - LV-2167 (Latvia)

Omega Pharma Belgium NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Omega Pharma Capital NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Omega Pharma Deutschland GmbH	100%
Bentzstraße 25 - 71083 Herrenberg (Germany)

Omega Pharma España SA	100%
Plaza Javier Cugat, 2 - Edificio D - Planta Primera - 08174 Sant Cugat del Vallés (Spain)

Omega Pharma GmbH	100%
Reisnerstrasse 55-57 - 1030 Vienna (Austria)

Omega Pharma Hellas SA	100%
19 km of Athens - Lamia Nat. Road - 14671 Nea Erythraia (Greece)

Omega Pharma Holding Nederland BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Omega Pharma Hungary Kft.	100%
Madarász u. 47-49 - 1138 Budapest (Hungary)

Omega Pharma Innovation and Development NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Omega Pharma International NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Omega Pharma Ireland Ltd. Sàrl	100%
Sir John Rogerson’s Qay 70 - Dublin 2 (Ireland)

Omega Pharma Kişisel Bakim Ürünleri Sanayi ve Ticaret Ltd. Şirketi	100%
Merdiventöy Mah. Bora Sok. No 1A, Ofis Blok Kat.5 Göztepe - 34732 Kadiköy/Istanbul (Turkey)

Omega Pharma Ltd	100%
Vauxhall Bridge Road 32 - SW1V 2SA London (United Kingdom)

Omega Pharma Luxembourg SARL	100%
Zare Ouest 19 - 4384 Ehlerange (Luxembourg)

Omega Pharma Manufacturing GmbH & Co. KG	100%
Benzstraße 25 - 71083 Herrenberg (Germany)

Omega Pharma Manufacturing Verwaltungs GmbH	100%
Benzstraße 25 - 71083 Herrenberg (Germany)

Omega Pharma NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Omega Pharma Nederland BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Omega Pharma New Zealand Ltd	100%
183 Grenada Street - Arataki Tauranga 3116 (New-Zealand)

Omega Pharma Nordic AB (formerly ACO Hud AB)	100%
Box 7009 - 164 07 Kista (Sweden)

Omega Pharma Poland Sp.z.o.o.	100%
BTD Office Center, 4th Floor, Al. Niepodleglosci 19 - 02-653 Warszawa (Poland)

Omega Pharma Portuguesa Lda	100%
Edificio Neopark - Av. Tomás Ribeiro 43 - 2795-574 Carnaxide (Portugal)

Omega Pharma Singapore Pte Ltd	100%
26 Eng Hoon Street - Singapore 169776 (Singapore)

Omega Pharma SAS	100%
Rue André Gide 20, BP 80 - 92321 Châtillon (France)

Omega Pharma s.r.o. (Slovakia)	100%
Tomasikova 26 - 821 01 Bratislava (Slovakia)

Omega Pharma Trading NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Omega Pharma Ukraine LLC	100%
9 Borispolskaya str., Kiev City 02099 (Ukraine)

Omega Teknika Ltd	100%
Northwood Office Park, the Crescent building, first floor, block A Dublin 9 (Ireland)

Paracelsia Pharma GmbH	100%
Lighthouse - Derendorfer Allee 6 - 40476 Dusseldorf (Germany)

Pharmasales Pty Ltd	100%
Units # 48, 49, 50 and 51, N°7, Narabang Way, Belrose NSW 2085 (Australia)

Promedent SA	100%
Zare Ouest 19 - 4384 Ehlerange (Luxembourg)

Richard Bittner AG	100%
Reisnerstrasse 55-57 - 1030 Vienna (Austria)

Rubicon Healthcare Holdings Pty Ltd	100%
Units # 48, 49, 50 and 51, N°7, Narabang Way, Belrose NSW 2085 (Australia)

Samenwerkende Apothekers Nederland BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

The Learning Pharmacy Ltd	100%
Vauxhall Bridge Road 32 - SW1V 2SA London (United Kingdom)

Verelibron Srl	100%
Viale Castello della Magliana 18 - 00148 Rome (Italy)

ViaNatura NV	100%
Venecoweg 26 - 9810 Nazareth (Belgium)

Wartner Europe BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Ymea BV	100%
Kralingseweg 201 - 3062 CE Rotterdam (The Netherlands)

Following companies have been removed from the consolidation circle in the course of 2014:

-	Despharma BV (acquired in 2014 and merged with Despharma Kft.)

-	SeaZen BVBA (acquired in 2014 and merged with OCE-Bio BVBA)

-	Uçkan medical Sanayi Ve Ticaret Anonom Sirketi and Primeks Dis Ticaret Anonom Sirketi (acquired in 2014 and merged with Omega Pharma Kişisel Bakim Ürünleri Sanayi ve Ticaret Ltd. Şirketi)

7.5  Significant events after balance sheet date

There are no significant events after balance sheet date.

7.6  Related parties

Related parties refer to the members of the executive committee and the non-executive members of the board of directors. In 2014, a total amount of 2.4 million has been paid to related parties, of which €2.3 million to members of the executive committee and €0.1 million to non-executive members of the board of directors. In 2013, the total amount paid to related parties was €2.6 million (€2.5 million to members of the executive committee and €0.1 million to non-executive members of the board of directors). The amounts mentioned cover both base and variable remuneration components as well as resignation compensations, and equal the total cost to the Company. No social security expenses nor retirement benefit expenses are due by the Company.

In the course of 2014 and 2013 no warrants have been granted to the members of the executive committee nor to the non-executive members of the board of directors.

In the event of any requests for resignation of a member of the executive committee, a settlement will be applied that corresponds in most cases with the fixed remuneration component for one year. No other settlements are in place.

There are no other related parties except members of the executive committee and non-executive members of the board of directors

7.7  Warrants – Share based payments

As per 31 December 2014 and 2013 there are no warrants outstanding.

7.8  Dividend – Share-based payments

In 2014, an interim dividend of 44.0 million euro was paid over the period 2014.

To the annual shareholders’ meeting of 28 April 2015, the board of directors will propose not to pay out a dividend over the period 2014.

7.9  Shareholders’ structure

Based on the most recent notifications, the shareholders’ structure as per 31 December 2014 was as follows:

Situation at 31 December 2013	Number of shares	Percentage of the total
Alychlo NV (shares A)	334 488 868	46.74%
HoldCo I BE NV (shares B)	339 790 841	47.48%
Management (shares C)	11 068 548	1.55%
Total A – B – C shares	685 348 257	95.77%
Treasury shares (shares D)	30 243 983	4.23%
Total number of outstanding shares and voting rights	715 592 240	100.00%

Marc Coucke is the principal shareholder, the chairman of the board of directors and managing director of Alychlo NV. Alychlo NV is the main shareholder of Omega Pharma Invest NV.

61.6 per cent of the shares of Holdco I BE NV are owned by Holdco I BE B.V., a private company under Dutch law with statutory address 1097 JB Amsterdam, Prins Bernhardplein 200 Amsterdam (The Netherlands). All shares of Holdco I BE B.V. are held by Waterland Private Equity Fund V C.V., a partnership with limited liability under Dutch law with staturory address Nieuwe’s Gravelandseweg 17, 1405 HK Bussum (The Netherlands). Waterland Private Equity Fund V C.V. is an investment fund managed by Waterland Private Equity Investments B.V.

38.4 per cent of the shares of Holdco I BE NV are owned by Hao Investments S.a.r.l., a limited company under Luxembourg law with the sole purpose to invest in Holdco I BE NV. The shares of Hao Investments S.a.r.l. are held by a number of investment funds advised or managed by Hamilton Lane Advisors LLC, HarbourVest Partners LLC en StepStone Group LLC, three American advisors and managers of private equity investments.

7.10  Information on the auditor’s remuneration and related services

The statutory auditor is PricewaterhouseCoopers Bedrijfsrevisoren BCVBA, represented by Peter Opsomer.

(in €)
Audit fee for the Group audit 2014
Omega Pharma Invest Group	766 415
Audit fee for PricewaterhouseCoopers Bedrijfsrevisoren	292 565
Audit fee for parties related to PricewaterhouseCoopers Bedrijfsrevisoren	473 850
Additional services rendered by the Auditor to the Group
Other engagements to the Auditor’s mandate	261 962
Tax advisory services
Other services
Additional services rendered by parties related to the Auditor to the Group
Other engagements linked to the Auditor’s mandate	55 925
Tax advisory services	60 984
Other services	280 124

The audit committee of Omega Pharma NV confirmed that the above-listed additional services do not impair the independence of the statutory auditor.

7.11  Changes in accounting policies

No changes in accounting policies occurred in 2014.

The Exchange Agent for the offer is:

By Mail:	By Overnight Courier or By Hand:
American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 102722042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile:

(For Eligible Institutions Only)

(718) 2345001

Confirm Facsimile Transmission:

(718) 9218317

The information agent for the offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: +1 (877) 750-9499

Banks and Brokers May Call Collect: +1 (212) 750-5833

IMPORTANT INFORMATION

Material changes in the group’s financial or trading position

No material change in the financial or trading position of Mylan has occurred since the end of the last financial period for which financial statements were prepared, being June 30, 2015.

Legal proceedings

Other than as specifically disclosed in the Annual Report of Mylan Inc. on Form 10-K, filed with the SEC on March 2, 2015 on pages 126-129, as amended by the Form 10-K/A filed on April 30, 2015 and as updated by Mylan’s Current Report on Form 8-K, filed with the SEC on June 11, 2015 on pages 59-63 of Exhibit 99.1 thereto, and on pages 49-53 of Mylan’s Quarterly Report on Form 10-Q, filed with the SEC on August 6, 2015, there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened and of which Mylan is aware), nor have there been any such proceedings other than such disclosed matters during the twelve months before the date of this Prospectus which may be reasonably expected to have, or have had in the recent past, a material adverse effect on the financial position or profitability of Mylan.

Mylan is involved in various other legal proceedings that are considered normal to its business. While it is not possible to predict the ultimate outcome of such other proceedings, the ultimate outcome of any such proceeding is not currently expected to be material to Mylan’s business, financial condition, results of operations, cash flows and/or ordinary share price.

Third-party information

Where reference is made to our competitive position, these statements are based upon our internal analyses, as well as certain information derived from third parties. Where information has been sourced from a third party, this information has been accurately reproduced and, as far as Mylan is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Mylan uses available information from IMS Health and its internal estimates in order to prepare certain information included or incorporated by reference into the US prospectus, including for purposes of calculation of market shares.

Responsibility statement

Mylan’s Board of Directors accepts responsibility for the information contained in this Prospectus which is, having taken all reasonable care to ensure that such is the case, to the best of their knowledge, in accordance with the facts and contains no omission likely to affect its import.

Where information included in this Prospectus has been sourced from a third party (including, without limitation, Perrigo, the Perrigo group and the Perrigo board of directors), this information has been accurately reproduced and, as far as Mylan is aware and is able to ascertain from information published by that third party, no facts have been omitted which would render the reproduced information inaccurate or misleading.

SHARE CAPITAL AND SUBSCRIPTION

Information about the Shares

The Mylan ordinary shares are registered shares in book-entry form and created under Dutch law. The ISIN (International Security Identification Number) of the ordinary shares is NL0011031208. The Shares will be listed and traded on NASDAQ in US dollars. The nominal value of the Shares is in Euros. All shares in Mylan’s capital carry one vote, so all shareholders have a number of voting rights equal to the number of shares that they hold.

As at September 9, 2015, Mylan’s issued share capital consisted of (i) 491,702,037 ordinary shares and (ii) 488,388,431 preferred shares each having a nominal value of €0.01. All ordinary shares have been fully paid up.

Subscription for Shares in the offer

Mylan has not received any formal indication from any major shareholders of Mylan or Perrigo intending to commit themselves to tender Perrigo ordinary shares under the offer, nor has Mylan received any such indication from any person to tender Perrigo ordinary shares under the offer and receive, in exchange, more than 5% of the total number of Mylan ordinary shares which may be issued in connection with the offer if all Perrigo ordinary shares are tendered under the offer. However, Mylan remains confident, based on conversations with Perrigo shareholders and the approval of the proposed acquisition by Mylan shareholders at the extraordinary general meeting on August 28, 2015, that there is support for the proposed acquisition among a number of major Perrigo shareholders. Members of Mylan’s Board of Directors do not hold any Perrigo ordinary shares and do not intend to acquire any Perrigo ordinary shares during the offer period. Consequently, members of Mylan’s Board of Directors will not tender Perrigo ordinary shares under the offer.

MANAGEMENT

No antecedents

With respect to the members of Mylan’s Board of Directors and Named Executive Officers as defined in Amendment No. 1 to Mylan Inc.’s Annual Report on Form 10-K, filed with the SEC on April 30, 2015, Mylan is not aware of (i) any bankruptcies, receiverships or liquidations of any entities in which any such person held any office, directorship or senior management positions in the last five years, or (ii) any official public incrimination and/or sanctions of any such person by statutory or regulatory authorities (including designated professional bodies), convictions in relation to fraudulent offences or disqualification by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer for at least the previous five years.

Conflict of interest

There are no additional related party transactions performed or other potential conflicts of interest between any duties to Mylan, of the Directors or Named Executive Officers, and their private interests and/or other duties in their capacity of director or officer of Mylan, apart from those disclosed in Amendment No. 1 to Mylan Inc.’s Annual Report on Form 10-K/A, filed with the SEC on April 30, 2015, pages 54-55, as incorporated by reference into this Prospectus.

CORPORATE AND EMPLOYMENT

Mylan N.V.

Mylan is a public limited liability company (naamloze vennootschap) incorporated and existing under the laws of the Netherlands. Mylan’s legal and commercial name is Mylan N.V. Mylan was incorporated on July 7, 2014 (at the time named New Moon B.V.) and has its principle executive offices at Building 4, Trident Place, Mosquito Way, Hatfield, Hertfordshire AL10 9UL, England (telephone: +44 (0)1707 853000) and its global headquarters at 1000 Mylan Blvd., Canonsburg, PA 15317, U.S.A. (telephone: +1 (724) 514-1800). Mylan is registered with the trade register of the Dutch Chamber of Commerce under number 61036137.

Corporate objectives

Pursuant to Article 3 of Mylan’s articles of association, Mylan’s corporate objectives are:

(a)	to participate in, finance, collaborate with and conduct the management of companies, businesses and other enterprises and to provide advice and other services with respect thereto;

(b)

to acquire, own, operate and use, to sell, assign, transfer or otherwise dispose of or to pledge, hypothecate or otherwise encumber any assets, properties or other rights, including intellectual property rights and real and personal property, whether tangible or intangible;

(c)	to hold and invest cash, securities and other funds;

(d)

to provide guarantees, security or other credit support for the debts and obligations of legal persons, legal entities or companies with which Mylan is affiliated in a “group” (as defined in article 2:24b of the Dutch Civil Code) or third parties; and

(e)

to take any and all actions relating to, in connection with or in furtherance of the foregoing to the fullest extent permitted by applicable law. Within the scope and for the achievement of such purposes, Mylan may operate, manage, participate in and control one or more companies engaged or operating in, among other areas, the pharmaceutical and healthcare industries.

Corporate structure

Mylan is the parent company of the Mylan group. Mylan has 172 subsidiaries as of August 11, 2015. Mylan’s financial results are reported on a consolidated basis with those of its subsidiaries. Since the closing of the EPD Transaction on February 27, 2015, the results of the Acquired EPD Business’ operations have been included in Mylan’s condensed consolidated financial statements since February 27, 2015 (and are therefore included in the reported periods from that date in Mylan’s Quarterly Reports on Form 10-Q, filed with the SEC on May 8, 2015 and August 6, 2015).

Of Mylan’s 172 subsidiaries, 17 are “significant subsidiaries” as determined as of December 31, 2014 in accordance with Rule 1-02(w) of Regulation S-X, which defines a significant subsidiary as any subsidiary (i) in which the amount of the registrant’s investment exceeds 10% of the registrant’s total assets on a consolidated basis; or (ii) that accounts for 10% or more of the registrant’s total assets on a consolidated basis; or (iii) accounts for 10% or more of the registrant’s pre-tax income, in each case as of the most recently completed fiscal year.

166 of the Mylan subsidiaries are wholly owned, directly or indirectly, by Mylan, five of the Mylan subsidiaries are 99% owned indirectly by Mylan, and one of the Mylan subsidiaries is 50% owned indirectly by Mylan. The non-wholly owned subsidiaries are not significant subsidiaries of Mylan.

List of significant subsidiaries

The following table provides an overview of Mylan’s subsidiaries that qualify as significant subsidiaries (within the meaning of Rule 1-02(w) of Regulation S-X) as of and for the year ended December 31, 2014.

Name of subsidiary	Country of incorporation	% Ownership interest (direct or indirect)	% Voting rights (direct or indirect)
Mylan Inc.	USA	100%	100%
Mylan Pharmaceuticals Inc.	USA	100%	100%
Mylan Specialty L.P.	USA	100%	100%
Mylan Luxembourg 2 S.à r.l.	Luxembourg	100%	100%
Mylan Pharma Group Limited	Ireland	100%	100%
Mylan Teoranta	Ireland	100%	100%
Mylan Bermuda Ltd.	Bermuda	100%	100%
Mylan Luxembourg 1 S.à r.l.	Luxembourg	100%	100%
Mylan Luxembourg L4 SCS (currently in liquidation)	Luxembourg	100%	100%
Mylan (Gibraltar) 4 Limited	Gibraltar	100%	100%
Mylan Investment Holdings 4 LLC	USA	100%	100%
Mylan (Gibraltar) 5 Ltd	Gibraltar	100%	100%
Mylan Investment Holdings 5 LLC	USA	100%	100%
Mylan Laboratories Ltd	India	100%	100%
Mylan LHC Inc.	USA	100%	100%
Mylan Luxembourg 3 S.à r.l.	Luxembourg	100%	100%
Mylan Luxembourg L3 S.C.S. (currently in liquidation)	Luxembourg	100%	100%

Corporate governance

Mylan adheres to the U.S. Sarbanes-Oxley Act of 2002, SEC regulations and the NASDAQ listing standards.

Furthermore, Mylan has adopted a Code of Ethics that applies to its Principal Executive Officer, Principal Financial Officer and Corporate Controller. This Code of Ethics is posted on Mylan’s Internet website at www.mylan.com. Mylan intends to post any amendments to or waivers from the Code of Ethics on that website.

The Dutch Corporate Governance Code (the “DCGC”) applies to Mylan. The DCGC contains principles and best practice provisions that regulate relations between Mylan’s Board of Directors and Mylan’s shareholders. The DCGC is divided into five sections which address the following topics: (i) compliance with and enforcement of the DCGC, (ii) the management board, including matters such as the composition of the board, selection of board members and director qualification standards, director responsibilities, board committees and term of appointment, (iii) the supervisory board, (iv) the shareholders and the general meeting of shareholders, and (v) the audit of the financial reporting and the position of the internal audit function and the external auditor. Dutch companies whose shares are listed on a government-recognized stock exchange, such as NASDAQ, are required under Dutch law to disclose in their annual reports whether or not they apply the provisions of the DCGC and, in the event that they do not apply a certain provision, to explain the reasons why they have chosen to deviate.

Employees

Mylan had (i) 20,496 employees as at December 31, 2012, (ii) 22,586 employees as at December 31, 2013, and (iii) 25,885 employees (or 29,661 employees, if employees of the Acquired EPD Business as December 31, 2014 were to be included) as at December 31, 2014.

FINANCIAL INFORMATION

Discussion on potential U.S. GAAP to IFRS differences for Mylan

Introduction

On February 27, 2015, Mylan completed the EPD Transaction by which it acquired the Acquired EPD Business. In connection with the EPD Transaction, Mylan Inc. and the Acquired EPD Business were reorganized under Mylan, a new public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan that included its views that the EPD Transaction constituted a “succession” for purposes of Rule 12g-3(a) under the Securities and Exchange Act of 1934, as amended. In accordance with Chapter 9 of Book 2 of the Dutch Civil Code, Mylan is required to prepare and present its annual financial statements in accordance with either generally accepted accounting principles in the Netherlands (“Dutch GAAP”) or International Financial Reporting Standards as adopted by the International Accounting Standards Board and approved by the European Commission (“IFRS”). In addition, Mylan is required to prepare and issue financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and SEC regulations and, unless indicated otherwise, all amounts included in this Prospectus are presented on a U.S. GAAP basis. In order to fulfil its IFRS reporting requirements, Mylan is in the process of completing a U.S. GAAP to IFRS conversion project for the period January 1, 2014 through December 31, 2014. The narrative below is a summary of potential significant differences between U.S. GAAP and IFRS and should be read in conjunction with Mylan Inc.’s Annual Report on Form 10-K, filed with the SEC on March 2, 2015, as amended by the Form 10-K/A filed with the SEC on April 30, 2015, and as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015. This summary represents management’s preliminary views on potential significant U.S. GAAP to IFRS differences. There can be no assurance that significant changes to management’s assessment will not occur, including but not limited to the potential identification of additional areas that lead to significant differences.

Equity warrants

Mylan has equity warrants indexed to its own ordinary shares. Under U.S. GAAP (ASC Topic 815) the warrants meet the definition of a derivative; however, because these instruments have been determined to be indexed to Mylan’s own ordinary shares and meet the criteria for equity classification under U.S. GAAP, the warrants have been recorded in shareholders’ equity.

The warrants also meet the definition of a derivative under IFRS (IAS 39), however the conditions for equity classification in IAS 32 preclude the warrants from being accounted for as equity instruments and therefore the equity warrants will be accounted for as financial liabilities under IFRS.

This represents a GAAP difference in relation to the presentation of the warrants as financial liabilities on the statement of financial position. In addition, under IFRS, changes to the fair value of the warrants will be recognized on the statement of operations for each period presented while under U.S. GAAP they are recorded within shareholders’ equity.

Research and development

Under U.S. GAAP (ASC Topic 730-10-25), costs relating to research and development activities are expensed as incurred, unless the costs relate to an intangible asset that has an alternative future use. Under IFRS (IAS 38), costs relating to research activities are expensed as incurred. Costs relating to development activities shall be capitalized as an intangible asset if an entity can demonstrate that it has the technical feasibility, the intention, and the ability to complete the asset and use or sell it, and why it is probable that the asset will generate future benefits.

If an entity can demonstrate that it has satisfied all of the conditions in IAS 38 necessary for capitalization, GAAP differences will exist as the entity would capitalize certain development costs under IFRS that it would otherwise expense under U.S. GAAP. Mylan currently has projects under development, and the potential U.S. GAAP to IFRS difference related to these projects could be significant.

Long-lived assets

Mylan has a significant amount of goodwill, intangible assets, and property, plant and equipment. While both U.S. GAAP and IFRS require goodwill and indefinite-lived assets to be tested for impairment at least on an annual basis, and more frequently if facts and circumstances indicate the potential for impairment, differences do exist in the way in which impairment is tested, recognized, and measured. U.S. GAAP and IFRS requirements are similar for determining when to test long-lived assets for impairment. However, differences exist in the way these assets would be tested, recognized, and measured for impairment.

Under U.S. GAAP (ASC Topic 350) the unit of accounting for goodwill is at a level of the entity referred to as a reporting unit. A reporting unit is the same as, or one level below, an operating segment as defined in ASC Topic 280. Under IFRS (IAS 36) the unit of accounting for goodwill is a cash-generating unit (“CGU”) or a group of CGUs, which represents the lowest level within the entity at which goodwill is monitored for internal management purposes and which cannot be larger than an operating segment as defined in IFRS 8.

Under U.S. GAAP, (ASC Topic 350) indefinite-lived intangible assets are tested for impairment at the individual asset level, while under IFRS these assets are tested the CGU level (IAS 36).

Under U.S. GAAP, (ASC Topic 360) long-lived assets are tested for impairment at the asset group level, while under IFRS these assets are tested the CGU level (IAS 36). In addition, the analysis of asset group cash flows required under U.S. GAAP for testing long-lived assets for impairment is done on an undiscounted basis, while a cash flow analysis of a CGU under IFRS is required to be completed on a discounted basis.

Mylan is currently undergoing the process of identifying its CGUs, and, based on the definition of a CGU, there may potentially be a greater number of CGUs than reporting units. This may result in assets being tested for impairment at a lower level under IFRS than under U.S. GAAP which could result in impairment charges being recognized under IFRS but not under U.S. GAAP.

Income taxes

Differences between IFRS and U.S. GAAP in relation to income taxes primarily relate to the following situations: differences associated with the income statement impacts under each accounting method, deferred taxes on intercompany profits in inventory, changes in deferred tax balances related to items credited or charged directly to equity in prior years, establishing reserves for uncertain tax positions, and current and non-current deferred tax asset and liability classification. There could be significant U.S. GAAP to IFRS differences pertaining to these items.

In addition, deferred taxes related to share-based compensation under U.S. GAAP are recorded as compensation cost is recognized. The measurement of the deferred tax asset is based upon the estimated future tax deduction based on the amount of compensation cost recognized. Changes in the stock price do not impact the deferred tax asset or result in any adjustments prior to settlement or expiration. However, under IFRS deferred taxes are re-measured each period based on an estimate of the future tax deduction. If the tax deduction is less than or equal to cumulative compensation cost, deferred taxes are recorded in tax expense. As a result, Mylan may experience greater volatility in its deferred tax accounts and tax expense over the life of the awards due to the adjustments for movements in the share price in each reporting period.

Consolidation

Under IFRS, the mechanism for analyzing whether an entity is to be consolidated or treated as a joint venture or joint operation is different from the U.S. GAAP requirements surrounding whether an entity should be considered for consolidation under the variable interest entity model, the voting rights model, or treated as an equity investee. This could result in previously unconsolidated entities being consolidated under IFRS (IAS 10 and 11).

Financial instruments

For certain interest rate swaps under U.S. GAAP, Mylan has applied the shortcut method to assess retrospectively and prospectively the effectiveness of the interest rate swaps. The shortcut method does not require a reporting entity to quantitatively evaluate hedge effectiveness of a hedging relationship on a periodic basis. As a result, Mylan can assume no ineffectiveness in the hedging relationship.

Under IFRS, the shortcut method described above is not permitted which could lead to a different conclusion regarding effectiveness.

In addition, the accounting for the modification or exchange of debt instruments, the de-designation of hedge accounting in the opening IFRS statement of financial position, and the accounting for foreign exchange available-for-sale gains and losses potentially represent U.S. GAAP to IFRS differences.

Other financial statement areas under review include employee benefit programs and revenue recognition.

Profit forecast

Mylan’s Board of Directors believes that Mylan’s expected adjusted diluted EPS for the year ending December 31, 2015 (see page 3 of Exhibit 99.1 to Mylan’s Current Report (for items 2.02, 8.01 and 9.01) on Form 8-K, filed with the SEC on August 6, 2015) is still correct as at the date of this Prospectus, in the sense that such expectation has remained unchanged.

The report by the Irish firm of PricewaterhouseCoopers on the Mylan profit forecast is attached to this Prospectus as Schedule A (and such Schedule is considered to form part of this Prospectus).

Pro forma financial information

The report by the Irish firm of PricewaterhouseCoopers on the pro forma financial information (which information is attached to this Prospectus as Schedule C) is attached to this Prospectus as Schedule B (and such Schedule is considered to form part of this Prospectus).

Selected unaudited pro forma condensed combined statement of operations information

In order to comply with the applicable EU prospectus rules relating to pro forma financial information presented in an EU prospectus, certain adjustments (described in detail below) have been made to the pro forma financial information presented in the US Prospectus.

(in millions, except per share amounts)

	Six Months Ended June 30, 2015
	(Pro forma combined)
(Unaudited, in millions except per share amounts)	US Prospectus	Adjustments	EU Prospectus
Total revenues	$7,464.8	$-	$7,464.8
Earnings from operations	489.7	(240.6)	249.1
Interest expense	375.4	209.1	584.5
Loss before income taxes and noncontrolling interest	(195.7)	(449.7)	(645.4)
Net earnings attributable to the noncontrolling interest	(0.1)	-	(0.1)
Net loss attributable to Mylan N.V. ordinary shareholders	(228.5)	(406.9)	(635.4)
Loss per ordinary share attributable to Mylan N.V.
Basic	$(0.28)	$(0.49)	$(0.77)
Diluted	$(0.28)	$(0.49)	$(0.77)
Weighted average ordinary shares outstanding:
Basic	829.2	-	829.2
Diluted	829.2	-	829.2

Adjustments for acquisition-related costs, totalling $240.6 million, and debt issuance costs were made to the unaudited pro forma financial statement of operations. There is no continuing impact of these acquisition-related and debt issue costs, thus, the impact was excluded from the Unaudited Pro Forma Condensed Combined Statement of Operations in the US Prospectus. The total adjustment for acquisition-related costs include additional transaction costs of $124.0 million for the proposed acquisition of Perrigo, and the removal of the pro forma adjustments made in the US Prospectus of $85.1 million, $11.0 million and $20.5 million, related to historical transaction costs incurred for the acquisition of the EPD Business, the proposed acquisition of Perrigo and Perrigo’s acquisition of Omega, respectively, which were not eliminated in this Prospectus. No tax effect was recorded for the acquisition-related costs as the tax deductibility of these costs has not been assessed at this time. The estimated amortization impact on interest expense related to the debt issuance costs of $390.8 million is $209.1 million. The tax effect of such amount is included.

WORKING CAPITAL, CAPITALIZATION, INDEBTEDNESS AND EXPENSES

Working capital

Mylan is of the opinion that, Mylan N.V. and its subsidiaries have, and following the completion of the Perrigo transaction Mylan N.V. and its subsidiaries (including Perrigo and its subsidiaries) will have, sufficient working capital (in this case meaning: cash resources, available bank facilities, and additional available liquidity) for their present requirements, that is for at least the twelve month period following the date of publication of this Prospectus.

Capitalization

The following table sets forth our capitalization as of June 30, 2015.

	As at June 30, 2015 (USD, millions)
Total current debt	846.2
Guaranteed	408.1	(2)
Secured	400.0	(1)
Unguaranteed/unsecured	38.1	(3)

Total non-current debt	5,890.4
Guaranteed	5,887.8
Secured(1)	-
Unguaranteed/unsecured	2.6

Total debt	6,736.6	(4)
Share capital	5.5
Share premium account	7,075.1
Non-controlling interest	1.4
Accumulated other comprehensive loss	(1,351.6)
Equity related loans	-
Retained earnings	3,838.9
Total capitalization	9,569.3

Total capitalization and indebtedness	16,305.9

(1)	Represents amounts under the accounts receivable securitization facility (the “Receivables Facility”). Mylan Securitization LLC’s assets have been pledged to the agent in support of its obligations under the Receivables Facility.

(2)	The total value of Mylan Inc.’s Cash Convertible Notes is $2,097.3 million and includes a hedged liability totalling $1,689.3 million, which has been excluded for this purpose. The $408.0 million of current debt, is comprised of $412.5 million of the outstanding principal and $4.5 million of an unamortized discount.

(3)	Primarily represents short-term borrowings held by Mylan’s subsidiaries in India at June 30, 2015.

(4)	On July 15, 2015, Mylan entered into a term credit agreement under which it borrowed $1 billion and used the proceeds to repay $1 billion of the 2020 Senior Notes.

Indebtedness

The following table sets forth our indebtedness as of June 30, 2015.

	As at June 30, 2015 (USD, millions)
Cash	239.0
Cash equivalents	200.7
Trading securities	77.4	(1)
Liquidity	517.1	(2)
Net current financial receivable	6.4	(3)
Current bank debt	436.3
Current portion of non-current debt	409.9
Other current financial debt	-
Current financial debt	846.2
Net current financial indebtedness	322.7
Non-current bank loans	960.0
Bonds issued	4,927.8	(4)
Other non-current loans	2.6
Non-current financial indebtedness	5,890.4
Net financial indebtedness	6,213.1

(1)	Includes the fair value of available-for-sale fixed income investments and available-for-sale equity securities.

(2)	Restricted cash of $142.0 million has been excluded as the amount is included in prepaid expenses and other current assets on the balance sheet.

(3)	Net current financial receivables includes the fair value of foreign exchange derivative assets and liabilities, interest rate swap derivative assets and liabilities and excludes the purchase cash convertible note hedge of $1,689.3 million.

(4)	On July 15, 2015, Mylan entered into a term credit agreement under which it borrowed $1 billion and used the proceeds to repay $1 billion of the 2020 Senior Notes.

Expenses

In connection with the proposed acquisition of Perrigo, total acquisition-related transaction costs expected to be incurred by Mylan are estimated to be approximately $135 million (excluding financing fees related to the $12.5 billion bridge credit facility arranged by Goldman Sachs Bank USA to finance the acquisition of Perrigo pursuant to the offer to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources).

DOCUMENTS INCORPORATED BY REFERENCE AND DOCUMENTS ON DISPLAY

Documents incorporated by reference

This Prospectus incorporates by reference the documents set out in the exhaustive list below. The documents specifically included in or deemed incorporated into the US Prospectus that are not included in the exhaustive list below shall not be deemed to form part of this Prospectus in accordance with the applicable EU prospectus rules.

●

Mylan Inc.’s 2014 Annual Report on Form 10-K, filed with the SEC on March 2, 2015 (as updated by Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015, including the audit reports included on pages 4-5 of Exhibit 99.1 thereto);

●	Amendment No. 1 to Mylan Inc.’s 2014 Annual Report on Form 10-K, filed with the SEC on April 30, 2015;

●

Item 1 (pages 3-23), Item 7 (pages 47-67) and Item 8 (pages 69-120, including the audit reports included on pages 71-72) of Mylan Inc.’s 2013 Annual Report on Form 10-K, filed with the SEC on February 27, 2014 (the audit reports included in such filing have been superseded by the audit reports included in Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015);

●

Item 1 (pages 3-21), Item 7 (pages 44-64) and Item 8 (pages 66-117, including the audit reports included on pages 68-69) of Mylan Inc.’s 2012 Annual Report on Form 10-K, filed with the SEC on February 28, 2013 (the audit reports included in such filing have been superseded by the audit reports included in Mylan’s Current Report on Form 8-K filed with the SEC on June 11, 2015);

●	The condensed consolidated financial statements included on pages 3-6 in Mylan Inc.’s Quarterly Report on Form 10-Q, filed with the SEC on August 7, 2014;

●	Mylan’s Quarterly Reports on Form 10-Q, filed with the SEC on May 8, 2015 and August 6, 2015;

●	Mylan’s Current Reports on Form 8-K, filed with the SEC on June 11, 2015, and August 6, 2015 (the latter being the Form 8-K for items 2.02, 8.01 and 9.01 filed on that date);

●	Amendment No. 1 to Mylan’s Current Report on Form 8-K, filed with the SEC on March 26, 2015, including the related audit report therein;

●	The annual report 2014 of New Moon B.V. (currently named Mylan N.V.);

●	Mylan’s articles of association;

●

Pages 74 and 77-132 of Perrigo Company plc’s Annual Report on Form 10-K, filed with the SEC on August 13, 2015 (which include the audited financial statements of Perrigo Company plc as of and for the year ended June 27, 2015 and the related management’s report on internal control over financial reporting);

●	The report by the Irish firm of PricewaterhouseCoopers on the Mylan profit forecast attached to this Prospectus as Schedule A; and

●	The report by the Irish firm of PricewaterhouseCoopers on the pro forma financial information attached to this Prospectus as Schedule B.

No other documents or information, including the content of our website (www.mylan.com) or of websites accessible from hyperlinks on our website, form part of, or are incorporated by reference into, this Prospectus.

Documents on display

During twelve months following the date of this Prospectus the following documents can be obtained free of charge on the SEC’s website at www.sec.gov to the extent relevant for U.S. purposes, on Mylan’s Internet website at www.mylan.com or www.kvk.nl to the extent relevant for European purposes if not also accessible via www.sec.gov:

●	Mylan’s articles of association;

●

All reports, letters, and other documents, historical financial information, valuations and statements prepared by any expert at Mylan’s request any part of which is included or referred to in this Prospectus; and

●	The historical financial information of Mylan, the historical financial information for Mylan and its subsidiary undertakings for each of the two financial years preceding the date of this Prospectus.

Company

Mylan N.V.

Building 4, Trident Place Mosquito Way,

Hatfield Hertfordshire AL10 9UL,

England

Registration number with the Dutch Trade Register: 61036137

Corporate seat: Amsterdam

Legal Advisors to Mylan

The Netherlands

NautaDutilh N.V.

Strawinskylaan 1999

1077 XV Amsterdam

The Netherlands

U.S.A.

Cravath, Swaine & Moore LLP

825 Eighth Avenue

New York, NY 10019-7475

U.S.A.

Ireland

Arthur Cox

Earlsfort Centre

Earlsfort Terrace

Dublin 2

Ireland

Independent Auditors

To Mylan N.V.:

Deloitte & Touche LLP

Registered firm with the U.S. Public Company

Accounting Oversight Board

Pittsburgh Office

One PPG Place

Suite 2600

Pittsburgh, PA 15222-5433

U.S.A.

To the Acquired EPD Business:

Ernst & Young LLP

The auditor signing on behalf of Ernst & Young

LLP is a member of the American Institute of

Certified Public Accountants (AICPA)

Chicago Office

155 North Wacker Drive

Chicago, IL 60606

U.S.A.

Deloitte & Touche LLP

The auditor signing on behalf of Deloitte &

Touche LLP is a member of the American Institute

of Certified Public Accountants (AICPA)

Chicago Office

111 S. Wacker Drive

Chicago, IL 60606

U.S.A.

Exchange Agent

By Mail:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

P.O. Box 2042

New York, New York 10272-2042

U.S.A.

By Overnight Courier or By Hand:

American Stock Transfer & Trust Company, LLC

Operations Center

Attn: Reorganization Department

6201 15th Avenue

Brooklyn, New York 11219

U.S.A.

Information Agent Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York U.S.A.

Book-Entry Transfer Facility

The Depository Trust Company

60 Wall Street

New York 10005

U.S.A.

Schedule A - Independent Report on Profit Forecast

The Directors

Mylan N.V.

Building 4, Trident Place

Mosquito Way

Hatfield Hertfordshire AL10 9UL

United Kingdom

10 September 2015

Dear Sirs

Mylan N.V.

We report on the profit forecast comprising the statement by Mylan N.V. (“Mylan”) in respect of adjusted diluted earnings per share for the year ending 31 December 2015 (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based are set out on pages III-1 to III-2 of Appendix III “Profit Forecast” to the section “US Prospectus” in the prospectus to be issued by Mylan dated 14 September 2015 (the “EU Prospectus”).

This report is required by item 13.2 of Annex I to the Commission Regulation (EC) No 809/2004 (the “Prospectus Regulation”) and is given for the purpose of complying with that rule and for no other purpose.

Responsibilities

It is the responsibility of the directors of Mylan to prepare the Profit Forecast in accordance with the requirements of items 13.1 and 13.3 of Annex I to the Prospectus Regulation.

It is our responsibility to form an opinion as required by item 13.2 of Annex I to the Prospectus Regulation as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under paragraph 2(2)(f) of Schedule 1 to the Irish Prospectus (Directive 2003/71/EC) Regulations to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the Prospectus Regulation, consenting to its inclusion in the EU Prospectus.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated on page III-1 of Appendix III “Profit Forecast” to the section “US Prospectus” of the EU Prospectus and is based on the unaudited interim financial results for the six months ended 30 June 2015 and a six month forecast to 31 December 2015.

PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland, I.D.E. Box No. 137

PricewaterhouseCoopers is authorised by the Institute of Chartered Accountants in Ireland to carry on investment business.

The Profit Forecast is required to be presented on a basis consistent with the accounting policies of Mylan.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board for use in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of Mylan. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the directors of Mylan, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the directors of Mylan which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the directors of Mylan appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Our work on the Profit Forecast does not constitute an audit. Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) nor does it constitute an examination, compilation or review under those standards and accordingly, it should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the directors of Mylan and the basis of accounting used is consistent with the accounting policies of Mylan.

Declaration

For the purposes paragraph 2(2)(f) of Schedule 1 to the Irish Prospectus (Directive 2003/71/EC) Regulations, we are responsible for this report as part of the Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the Prospectus Regulation.

Yours faithfully

PricewaterhouseCoopers

Schedule B - Independent Report on Pro Forma Financial Information

The Directors

Mylan N.V.

Building 4, Trident Place

Mosquito Way

Hatfield

Hertfordshire AL10 9UL

United Kingdom

10 September 2015

Dear Sirs

Mylan N.V. (the “Company”)

We report on the pro forma financial information (the “Pro forma financial information”) set out in Schedule C of the Company’s prospectus to be dated 14 September 2015 (the “EU Prospectus”) which has been prepared on the basis described in the notes to the Pro forma financial information, for illustrative purposes only, to provide information about how the proposed acquisition of Perrigo Company plc might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the period ending 30 June 2015. This report is required by item 20.2 of Annex I to Commission Regulation (EC) No. 809/2004 (the “Prospectus Regulation”) and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the Pro forma financial information in accordance with item 20.2 of Annex I to the Prospectus Regulation.

It is our responsibility to form an opinion, as required by item 7 of Annex II to the Prospectus Regulation and to report our opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the Pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and for any responsibility arising under item 2.2(f) of Schedule 1 to the Irish Prospectus (Directive 2003/71/EC) Regulations to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the Prospectus Regulation consenting to its inclusion in the EU Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom and published by the Institute of Chartered Accountants in Ireland. The work that we performed for the purpose of making this report, which

PricewaterhouseCoopers, One Spencer Dock, North Wall Quay, Dublin 1, Ireland, I.D.E. Box No. 137

involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Pro forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Pro forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

a)	the Pro forma financial information has been properly compiled on the basis stated; and
b)	such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of item 2.2(f) of Schedule 1 of the Irish Prospectus (Directive 2003/71/EC) Regulations, we are responsible for this report as part of the EU Prospectus and we declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the EU Prospectus in compliance with Item 1.2 of Annex I to the Prospectus Regulation.

Yours faithfully

PricewaterhouseCoopers

Chartered Accountants

2

Schedule C - Pro forma financial information (compliant with EU prospectus requirements)

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On April 24, 2015, Mylan N.V. (“Mylan”) issued a Rule 2.5 announcement under the Irish Takeover Rules setting forth its legally-binding commitment to commence an offer for the entire issued and to be issued share capital of Perrigo Company plc (“Perrigo”). Under the terms of the offer, amended on April 29, 2015, Perrigo shareholders will receive $75 in cash and 2.3 Mylan N.V. ordinary shares for each Perrigo ordinary share (the “offer”). The offer is subject to certain conditions and other terms set forth in the formal Rule 2.5 announcement. The offer is fully financed, cash confirmed and not conditional on due diligence. The offer is subject to regulatory approvals and customary conditions for an offer governed by the Irish Takeover Rules. On April 29, 2015, Perrigo issued a press release announcing its purported rejection of the amended offer.

On April 24, 2015, the Company entered into a bridge credit agreement (the “Bridge Credit Agreement”) with the lenders from time to time party thereto and Goldman Sachs Bank USA as the Administrative Agent in connection with the offer. The Bridge Credit Agreement, amended on April 29, 2015 and on August 6, 2015, provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans up to an aggregate amount of approximately $12.5 billion. The proceeds of the Bridge Facility will be applied solely to finance the acquisition, directly or indirectly (whether by way of the offer (and subsequent compulsory acquisition) or any other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of such acquisition (the “Acquisition”) and costs related to the Acquisition to the extent that the cash portion of the consideration being paid as part of the Acquisition is not funded from our own resources and/or alternative funding sources.

Mylan is not affiliated with Perrigo and has not had the cooperation of Perrigo’s management, advisors or auditors or due diligence access to Perrigo or its business or management in the preparation of this unaudited pro forma condensed combined financial information. Mylan has not received information from Perrigo concerning its business and financial condition for any purpose, including preparing this unaudited pro forma condensed combined financial information. Accordingly, this unaudited pro forma condensed combined financial information has been prepared by Mylan based solely on publicly available information, including Perrigo’s financial statements, SEC filings, analyst reports and investor presentations. The following discussion details the process and assumptions, including those related to recent acquisitions that Mylan has made in preparing the unaudited pro forma condensed combined financial information.

On February 27, 2015, Mylan completed the acquisition of the non-U.S. developed markets specialty and branded generics business (the “Acquired EPD Business”) of Abbott Laboratories, an Illinois corporation (“Abbott”), in an all-stock transaction for total consideration of $6.3 billion (the “EPD Transaction”). Also on February 27, 2015, Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving as a wholly owned indirect subsidiary of Mylan N.V. and each share of Mylan Inc. common stock issued and outstanding immediately prior to the effective date of the Merger was canceled and automatically converted into, and became the right to receive, one Mylan N.V. ordinary share. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan N.V. that included its views that the acquisition of the Acquired EPD Business constituted a “succession” for purposes of Rule 12g-3(a) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and that Mylan N.V., as successor to Mylan Inc., is deemed a large accelerated filer for purposes of Exchange Act Rule 12-b2.

On March 30, 2015, Perrigo completed its acquisition of Omega Pharma Invest NV (“Omega”), a limited liability company incorporated under the laws of Belgium. The purchase price for Omega totaled $4.4 billion, and consisted of $2.1 billion of cash (inclusive of $67.7 million in interest incurred from November 6, 2014, the date on which Perrigo entered into the agreement to purchase Omega, through the closing date), the assumption of $1.4 billion of Omega debt, and the issuance of 5,397,711 Perrigo shares. The cash consideration was financed by a combination of debt and equity issued by Perrigo.

The financial information of Mylan, the Acquired EPD Business and Perrigo is prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) with all amounts stated in U.S. Dollars. Omega prepared its historical financial information in accordance with International Financial Reporting Standards as adopted by the European Union (“IFRS”) with all amounts presented in Euro.

The proposed acquisition of Perrigo is to be accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan as the acquirer. Unless otherwise indicated, all references to the proposed acquisition of Perrigo include Perrigo’s acquisition of Omega.

1

For purposes of preparing the unaudited pro forma condensed combined balance sheet at June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated balance sheet as of June 30, 2015;

•	The audited Perrigo consolidated balance sheet as of June 27, 2015;

•	Pro forma adjustments to reflect the proposed acquisition of Perrigo, as if it had occurred on June 30, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo as if it had occurred on June 30, 2015.

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated statement of operations for the six months ended June 30, 2015;

•	The unaudited Perrigo condensed consolidated statement of operations for the six months ended June 27, 2015;

•	The unaudited Acquired EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the Acquired EPD Business;

•

The unaudited Omega condensed consolidated statement of operations for the six months ended December 31, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015;

•

The unaudited Omega condensed consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014;

•	Pro forma adjustments to reflect the acquisition of the Acquired EPD Business as if it had occurred on January 1, 2015;

•	Pro forma adjustments to reflect the acquisition of Perrigo, including acquisition adjustments related to Omega, as if it had occurred on January 1, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo (including Omega) as if it had occurred on January 1, 2015.

In preparing the unaudited pro forma condensed combined financial information, Mylan has utilized the Omega unaudited consolidated statement of operations for the six months ended December 31, 2014, converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015. In addition, Mylan utilized the unaudited consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014. Mylan has presented this financial information for Omega as it believes that it represents the best publicly available information to reflect a complete presentation of the unaudited pro forma condensed combined financial information on a U.S. GAAP basis and is the most useful presentation for shareholders and other stakeholders. As previously mentioned, Mylan has not had the cooperation of Perrigo’s management, advisors or auditors and has not received any non-public financial or business information regarding Perrigo (including information regarding Omega).

The historical consolidated financial information has been adjusted to give effect to pro forma events that are: directly attributable to the aforementioned transactions and factually supportable. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial information. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the Mylan, Abbott and Perrigo documents incorporated by reference in the US Prospectus and the Omega audited consolidated financial statements included in Appendix IV of the US Prospectus.

The unaudited pro forma financial information is for informational purposes only. It does not purport to indicate the results that would have actually been attained had the proposed acquisition of Perrigo (including Omega) or the acquisition of the Acquired EPD Business been completed on the assumed date or for the period presented, or which may be realized in the future. To produce the unaudited pro forma financial information, Mylan allocated the estimated purchase price using its best estimates of fair value. These estimates are based on the most recently available public information. To the extent there are significant changes to the business of Perrigo (including the business of Omega), the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet started. Accordingly, the pro forma purchase price

2

adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation. Furthermore, Mylan could have reorganization and restructuring expenses as well as potential operating efficiencies as a result of the proposed combining of Mylan and Perrigo. The unaudited pro forma financial information does not reflect these potential expenses and efficiencies.

3

Mylan N.V.

Unaudited Pro Forma Condensed Combined Balance Sheet Information

as of June 30, 2015

(in millions)

	Historical		Pro Forma				Mylan/ Perrigo Pro Forma Combined
	Mylan June 30, 2015	Perrigo June 27, 2015	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note
	I	II	III		IV		I+II+III+IV
ASSETS
Assets
Current assets:
Cash and cash equivalents	$439.7	$785.6	$(124.0)	4d	$11,000.0	7a	$671.9
			(11,038.6)	4b	(390.8)	7a
Accounts receivable, net	2,861.2	1,282.1	—		—		4,143.3
Inventories	1,934.3	838.9	180.0	4e	—		2,953.2
Deferred income tax benefit	394.3	122.3	—		—		516.6
Prepaid expenses and other current assets	2,261.9	154.0	—		—		2,415.9

Total current assets	7,891.4	3,182.9	(10,982.6)		10,609.2		10,700.9
Property, plant and equipment, net	1,899.3	932.4	—	4f	—		2,831.7
Intangible assets, net	6,826.4	10,368.7	11,185.3	4g	—		28,380.4
Goodwill	5,212.4	4,971.9	13,160.4	4i	—		18,372.8
			(4,971.9)	4i
Deferred income tax benefit	87.0	39.6	—		—		126.6
Other assets	878.1	225.1	—		—		1,103.2

Total assets	$22,794.6	$19,720.6	$8,391.2		$10,609.2		$61,515.6

LIABILITIES AND EQUITY
Liabilities
Current liabilities:
Trade accounts payable	$1,101.8	$747.5	$—		$—		$1,849.3
Short-term borrowings	436.3	6.4	—		—		442.7
Income taxes payable	81.5	52.6	—		—		134.1
Current portion of long-term debt and other long-term obligations	2,163.4	58.2	—		11,000.0	7a	13,221.6
Deferred income tax liability	2.3	80.6	45.7	4h	—		128.6
Other current liabilities	1,584.1	748.4	—		—		2,332.5

Total current liabilities	5,369.4	1,693.7	45.7		11,000.0		18,108.8
Long-term debt	5,890.4	5,246.9	34.5	4j	—		11,171.8
Deferred income tax liability	583.6	1,745.1	2,832.1	4h	—		5,160.8

4

	Historical		Pro Forma				Mylan/ Perrigo Pro Forma Combined
	Mylan June 30, 2015	Perrigo June 27, 2015	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note
	I	II	III		IV		I+II+III+IV
Other long-term obligations	1,381.9	372.1	—		—		1,754.0

Total liabilities	13,225.3	9,057.8	2,912.3		11,000.0		36,195.4

5

	Historical		Pro Forma				Mylan/ Perrigo Pro Forma Combined

	Mylan June 30, 2015	Perrigo June 27, 2015	Perrigo Pro Forma Adjustments	Note	Perrigo Financing Adjustments	Note

	I	II	III		IV		I+II+III+IV
Equity
Ordinary shares	5.5	8,621.9	(8,621.9)	4k	—		9.3
			3.8	4a
Additional paid-in capital	7,075.1	—	16,261.9	4a	—		23,337.0
Retained earnings	3,838.9	1,938.3	(1,938.3)	4k	(390.8)	7a	3,324.1
			(124.0)	4d
Accumulated other comprehensive (loss) income	(1,351.6)	102.4	(102.4)	4k	—		(1,351.6)

	9,567.9	10,662.6	5,479.1		(390.8)		25,318.8
Noncontrolling interest	1.4	0.2	(0.2)	4k	—		1.4

Total equity	9,569.3	10,662.8	5,478.9		(390.8)		25,320.2

Total liabilities and equity	$22,794.6	$19,720.6	$8,391.2		$10,609.2		$61,515.6

6

Mylan N.V.

Unaudited Pro Forma Condensed Combined Statement of Operations

for the Six Months Ended June 30, 2015

(in millions, except per share amounts)

	Historical		Pro Forma			Historical		Pro Forma Adjustments
	Mylan N.V. Six Months Ended June 30, 2015	Abbott Business Jan. 1, 2015 - Feb 27, 2015	Abbott Business Pro forma adjustments	Note	Mylan Pro forma for Abbott Business	Perrigo Six Months Ended June 27, 2015	Omega Three Months Ended December 31, 2014	Perrigo Pro forma adjustments	Note	Perrigo Financing adjustments	Note	Mylan/Perrigo Pro Forma Combined
	I	II	III		IV=I+II+III	V	VI	VII		VIII		IV+V+VI+VII+VIII
Revenues:
Net sales	$4,211.6	$247.0	$—		$4,458.6	$2,580.8	$393.6	$—		$—		$7,433.0
Other revenues	31.8	—	—		31.8	—	—	—		—		31.8

Total revenues	4,243.4	247.0	—		4,490.4	2,580.8	393.6	—		—		7,464.8
Cost of sales	2,405.2	90.3	62.3	5a	2,557.9	1,573.8	205.0	314.8	6a	—		4,824.8
			0.1	5b				180.0	6c	—
								(6.7)	6b

Gross profit	1,838.2	156.7	(62.4)		1,932.5	1,007.0	188.6	(488.1)		—		2,640.0
Operating expenses:
Research and development	338.1	15.6	—		353.7	98.0	11.2	—		—		462.9

Selling, general, and administrative	1,047.4	93.4	0.1	5b	1,140.9	482.8	157.0	124.0	6d	—		1,904.7
Litigation settlements, net	16.8	—	—		16.8	—	—	—		—		16.8
Other operating expense, net	—	—	—		—	—	6.5	—		—		6.5

Total operating expenses	1,402.3	109.0	0.1		1,511.4	580.8	174.7	124.0		—		2,390.9

Earnings from operations	435.9	47.7	(62.5)		421.1	426.2	13.9	(612.1)		—		249.1
Interest expense	173.4	—	—		173.4	89.3	12.7	(4.8)	6g	313.9	7a	584.5
Other expense, net	20.5	—	—		20.5	282.2	7.3	—		—		310.0

Earnings (loss) before income taxes and noncontrolling interest	242.0	47.7	(62.5)		227.2	54.7	(6.1)	(607.3)		(313.9)		(645.4)
Income tax provision (benefit)	17.5	8.7	(3.0)	5c	23.2	93.2	(6.9)	(72.5)	6e	(47.1)	7b	(10.1)

Net earnings (loss)	224.5	39.0	(59.5)		204.0	(38.5)	0.8	(534.8)		(266.8)		(635.3)

Net earnings attributable to the noncontrolling interest	(0.1)	—	—		(0.1)	—	—	—		—		(0.1)
Net earnings (loss) attributable to Mylan N.V. ordinary shareholders	$224.4	$39.0	$(59.5)		$203.9	$(38.5)	$0.8	$(534.8)		$(266.8)		$(635.4)
Earnings (loss) per ordinary share attributable to Mylan ordinary shareholders:
Basic	$0.49											$(0.77)

Diluted	$0.46											$(0.77)

Weighted average ordinary shares outstanding:
Basic	454.0		36.7	5d	490.7			338.5	6f			829.2

Diluted	482.8		36.7	5d	519.5			338.5	6f			829.2

7

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. General

On April 24, 2015, Mylan issued a Rule 2.5 announcement under the Irish Takeover Rules setting forth its legally-binding commitment to commence an offer for the entire issued and to be issued share capital of Perrigo (the “Perrigo Proposal”). Under the terms of the offer, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. The offer is subject to certain conditions and other terms set forth in the formal Rule 2.5 announcement, including approval by Mylan N.V. shareholders. On April 29, 2015, Perrigo issued a press release announcing its purported rejection of the offer.

On February 27, 2015, Mylan completed the acquisition of the Acquired EPD Business from Abbott in an all-stock transaction for total consideration of $6.3 billion. Also on February 27, 2015, Moon of PA Inc. merged with and into Mylan Inc., with Mylan Inc. surviving as a wholly owned indirect subsidiary of Mylan N.V. and each share of Mylan Inc. common stock issued and outstanding immediately prior to the effective date of the Merger was canceled and automatically converted into, and became the right to receive, one Mylan N.V. ordinary share. On February 18, 2015, the Office of Chief Counsel of the Division of Corporation Finance of the SEC issued a no-action letter to Mylan Inc. and Mylan N.V. that included its views that the acquisition of the Acquired EPD Business constituted a “succession” for purposes of Rule 12g-3(a) under the Exchange Act and that Mylan N.V., as successor to Mylan Inc., is deemed a large accelerated filer for purposes of Exchange Act Rule 12b-2.

The unaudited pro forma financial information gives effect to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega) both of which are accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations. Under ASC 805, the acquirer is usually the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. The acquirer usually is also the combining entity whose relative size is significantly larger than that of the other combining entity or entities. As a result, Mylan is treated as the acquirer in both transactions.

The unaudited pro forma combined financial information is presented to illustrate the estimated effects of (i) the Perrigo Acquisition, (ii) the EPD Acquisition, (iii) the acquisition of Omega by Perrigo and (iv) the related financings to fund the acquisitions on the historical financial position and results of operations of Mylan.

The historical financial information has been adjusted in the unaudited pro forma financial information to give effect to pro forma events that are: directly attributable to the aforementioned transactions and factually supportable. The unaudited pro forma financial information does not reflect any synergies, including cost savings, or the associated costs to achieve such synergies that could result from either transaction.

Assumptions and estimates underlying the pro forma adjustments are described in Notes 4, 5, 6 and 7. The unaudited pro forma financial information has been prepared based on preliminary estimates, which are subject to change pending further review of the assets acquired and liabilities assumed and the final purchase price and its allocation thereof. Differences from the preliminary estimates could be material.

The unaudited pro forma financial information has been presented for illustrative purposes only and because of its nature, addresses a hypothethical situation and is not necessarily indicative of the results of operations or financial position that would have been achieved had either transaction been consummated on the dates indicated above, or the future consolidated results of operations or financial position of Mylan.

8

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

2. Basis of Presentation

Mylan is not affiliated with Perrigo and has not had the cooperation of Perrigo’s management, advisors or auditors or due diligence access to Perrigo or its business or management in the preparation of this unaudited pro forma condensed combined financial information. Mylan has not received information from Perrigo concerning its business and financial condition for any purpose, including preparing this unaudited pro forma condensed combined financial information. Accordingly, this unaudited pro forma condensed combined financial information has been prepared by Mylan based solely on publicly available information, including Perrigo’s historical and pro forma financial information, as filed by Perrigo with the SEC, analyst reports and investor presentations. The unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following documents:

•	audited consolidated financial statements of Perrigo as of and for the year ended June 27, 2015 and the related notes, included in the Perrigo Annual Report on Form 10-K;

•	unaudited condensed consolidated financial statements of Perrigo as of and for the six months ended December 27, 2014 and the related notes, included in the Perrigo Quarterly Report on Form 10-Q;

•	unaudited condensed consolidated financial statements of Mylan as of and for the six months ended June 30, 2015 and the related notes included in the Mylan Quarterly Report on Form 10-Q;

•	audited consolidated financial statements of Omega for the year ended December 31, 2014, which are included in Appendix IV of the US Prospectus;

•	unaudited combined financial information of Omega, which was filed as Exhibit 99.2 to the Current Report on Form 8-K of Perrigo dated November 20, 2014; and

•	the Current Report on Form 8-K/A of Perrigo dated June 15, 2015, which presents the pro forma impacts of the Omega transaction.

The following discussion details the process and assumptions, including those related to recent acquisitions that Mylan has made in preparing the unaudited pro forma condensed combined financial information.

On March 30, 2015, Perrigo completed its acquisition of Omega. The purchase price for Omega totaled $4.4 billion, and consisted of $2.1 billion of cash (including $67.7 million in interest incurred from November 6, 2014, the date on which Perrigo entered into the agreement to purchase Omega, through the closing date), the assumption of $1.4 billion of Omega debt, and the issuance of 5,397,711 Perrigo shares. The cash consideration was financed by a combination of debt and equity issued by Perrigo.

The financial information of Mylan, the Acquired EPD Business and Perrigo is prepared in accordance with U.S. GAAP with all amounts presented in U.S. Dollars. Omega prepared its consolidated historical financial information as of and for the year ended December 31, 2014 in accordance with IFRS as adopted by the European Union with all amounts presented in Euro.

The proposed acquisition of Perrigo is to be accounted for under the acquisition method of accounting in accordance with ASC 805, Business Combinations, with Mylan as the acquirer. Unless otherwise indicated, all references to the proposed acquisition of Perrigo, include Perrigo’s acquisition of Omega.

For purposes of preparing the unaudited pro forma condensed combined balance sheet at June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated balance sheet as of June 30, 2015;

•	The audited Perrigo consolidated balance sheet as of June 27, 2015;

•	Pro forma adjustments to reflect the proposed acquisition of Perrigo, as if it had occurred on June 30, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo as if it had occurred on June 30, 2015.

9

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

For purposes of preparing the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, Mylan has utilized the following information:

•	The unaudited Mylan condensed consolidated statement of operations for the six months ended June 30, 2015;

•	The unaudited Perrigo condensed consolidated statement of operations for the six months ended June 27, 2015;

•	The unaudited Acquired EPD Business combined results of operations for the period from January 1, 2015 to February 27, 2015, the acquisition date of the Acquired EPD Business;

•

The unaudited Omega condensed consolidated statement of operations for the six months ended December 31, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K/A dated June 15, 2015;

•

The unaudited Omega condensed consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014;

•	Pro forma adjustments to reflect the acquisition of the Acquired EPD Business as if it had occurred on January 1, 2015;

•	Pro forma adjustments to reflect the acquisition of Perrigo, including acquisition adjustments related to Omega, as if it had occurred on January 1, 2015; and

•	Financing related adjustments to reflect the proposed acquisition of Perrigo (including Omega) occurred on January 1, 2015.

In preparing the unaudited pro forma condensed combined financial information, Mylan has utilized the Omega unaudited consolidated statement of operations for the six months ended December 31, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Form 8-K/A dated June 15, 2015. In addition, Mylan utilized the unaudited consolidated statement of operations for the three months ended September 30, 2014 converted to U.S. GAAP and U.S. Dollars by Perrigo and filed as part of Exhibit 99.1 to Perrigo’s Current Report on Form 8-K dated November 24, 2014. Mylan has presented this financial information for Omega as it believes that it represents the best publicly available information to reflect a complete presentation of the unaudited pro forma condensed combined financial information on a U.S. GAAP basis and is the most useful presentation for shareholders and other stakeholders. As previously mentioned, Mylan has not had the cooperation of Perrigo management, advisors or auditors and has not received any non-public financial or business information regarding Perrigo (including information regarding Omega).

The unaudited pro forma financial information has been prepared using the acquisition method of accounting in accordance with ASC 805, Business Combinations. For accounting purposes, Mylan has been treated as the acquirer in the acquisition of the Acquired EPD Business and proposed acquisition of Perrigo (including Omega). Acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments included herein are preliminary and have been presented solely for the purpose of providing the unaudited pro forma financial information and will be revised as additional information becomes available and as additional analysis is performed. The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of judgment in determining the appropriate assumptions and estimates. Differences between preliminary estimates in the unaudited pro forma financial information and the final acquisition accounting will occur and could have a material impact on the unaudited pro forma financial information and Mylan’s future consolidated results of operations and financial condition.

The acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo (including Omega) has been accounted for using Mylan’s historical information and accounting policies and combining the assets and liabilities of the Acquired EPD Business and Perrigo (including Omega) at their respective estimated fair values. The assets and liabilities of the Acquired EPD Business have been measured based on various estimates using assumptions that Mylan’s management believes are reasonable and utilizing information currently available. For the assets and liabilities of Perrigo, Mylan allocated the estimated purchase price using its best estimates of fair value. These estimates are based on the most recently available public information. To the extent there are significant changes to the business of Perrigo or adverse impacts from a proposed transaction Mylan is unaware of because of lack of cooperation from management, the assumptions and estimates herein could change significantly. The allocation of the purchase price is dependent upon certain valuation and other studies that are not yet started. Accordingly, the pro forma purchase price adjustments are preliminary and subject to further adjustments as additional information becomes available, and as additional analysis is performed. There can be no assurances that the final valuation will not result in material changes to the purchase price allocation. Acquisition-related transaction costs, such as investment banker, advisory, legal, valuation, and other professional fees are not included as a component of consideration transferred but are expensed as incurred.

10

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

In connection with the proposed acquisition of Perrigo, total acquisition-related transaction costs expected to be incurred by Mylan are estimated to be approximately $135 million (excluding financing fees payable related to the Bridge Credit Agreement). During the six months ended June 30, 2015, transaction costs incurred by Mylan totaled $11.0 million. During the six months ended June 27, 2015, transaction costs incurred by Perrigo, related to the acquisition of Omega, totaled $20.5 million. The estimated transaction costs are reflected in the unaudited pro forma condensed combined balance sheet as of June 30, 2015 as a reduction to cash and cash equivalents with a corresponding decrease to retained earnings. No tax effect was recorded for these costs as their deductibility has not been assessed. The estimated transaction costs are reflected in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015.

In connection with the acquisition of the Acquired EPD Business, during the six months ended June 30, 2015, transaction costs incurred by Mylan totaled $85.1 million. These costs are included in the consolidated results of operations for the six months ended June 30, 2015.

Reclassifications

Certain reclassifications were made to the historical financial statements of the Acquired EPD Business, Perrigo and Omega to conform to the financial statement presentation adopted by Mylan, which include the following:

Adjustments made to Perrigo’s audited historical consolidated financial statements as of June 27, 2015:

•	A reclassification of $12.7 million from investment securities to prepaid and other current assets

•	A reclassification of $2.26 billion from goodwill and other indefinite lived intangible assets to intangible assets

•	A reclassification of $4.97 billion from goodwill and other indefinite lived intangible assets to goodwill

Adjustments made to Perrigo’s unaudited historical condensed consolidated financial statements for the six months ended June 27, 2015:

•	A reclassification of $38.5 million from distribution expenses to selling, general and administrative expenses

•	A reclassification of $223.7 million from selling expenses to selling, general and administrative expenses

•	A reclassification of $219.7 million from administration expenses to selling, general and administrative expenses

•	A reclassification of $0.9 million from restructuring expenses to selling, general and administrative expenses

Adjustments made to Omega’s unaudited historical condensed consolidated financial statements for the three months ended December 31, 2014

•	A reclassification of $17.9 million from distribution expenses to selling, general and administrative expenses

•	A reclassification of $135.9 million from selling expenses to selling, general and administrative expenses

•	A reclassification of $3.2 million from restructuring to selling, general and administrative expenses

Upon consummation of the proposed acquisition of Perrigo, Mylan will review, in detail, Perrigo’s accounting policies. As a result of that review, Mylan may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the unaudited condensed combined financial statements. Based upon the publicly available information, Mylan is not aware of any differences that would have a material impact on the unaudited pro forma financial information.

11

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

3. Perrigo Purchase Price

Upon consummation of the proposed acquisition of Perrigo, Perrigo ordinary shareholders will receive $75 of cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share.

Perrigo ordinary shares outstanding as of August 7, 2015	146,279,437
Perrigo ordinary shares to be issued to settle share-based awards (a)	901,724

Total estimated Perrigo ordinary shares to be acquired	147,181,161

Multiplied by equity exchange ratio	2.3

Number of Mylan shares to be issued to Perrigo Shareholders	338,516,670

Multiplied by Mylan closing share price on September 4, 2015	$48.05

Estimated fair value of ordinary shares transferred (in millions)	$16,265.7

Cash consideration per each Perrigo ordinary share to be acquired	$75.00

Estimated cash consideration (in millions)	$11,038.6

Fair value of total consideration transferred (in millions)	$27,304.3

Goodwill (in millions)	$13,160.4

(a)

For purposes of calculating the fair value of the total consideration transferred, Mylan has assumed that upon consummation of the proposed acquisition, Perrigo ordinary shares would be issued to satisfy the exercise of options and settlement of other share-based awards under Perrigo share schemes (assuming exercise of such options and settlement of such awards at target levels of performance) and those shares are each exchanged for $75 in cash and 2.3 Mylan ordinary shares.

4. Perrigo Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

The following summarizes the pro forma adjustments in connection with the proposed acquisition of Perrigo to give effect to the acquisition as if it had occurred on January 1, 2015 for purposes of the unaudited pro forma condensed combined statement of operations and on June 30, 2015 for purposes of the unaudited pro forma condensed combined balance sheet. All pro forma adjustments presented below reflect Mylan’s estimated pro forma adjustments for Omega.

(in millions)	Note	Amount
Purchase consideration
Fair value of total consideration transferred	4a	$27,304.3
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Perrigo’s net assets	4c	10,662.8
Elimination of Perrigo’s historical goodwill	4i	(4,971.9)

Net assets to be acquired		5,690.9
Preliminary estimate of fair value adjustments of net assets acquired
Inventories	4e	180.0
Intangible assets, net	4g	11,185.3
Fair value of debt	4j	(34.5)
Deferred income tax liability	4h	(2,877.8)

Goodwill	4i	$13,160.4

12

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

a. The table below depicts a sensitivity analysis of the estimated purchase consideration and goodwill, assuming a 10% increase or decrease of the closing price of Mylan’s ordinary shares used to determine the total estimated purchase consideration.

	Price of Mylan Ordinary Shares	Shares Exchanged (in millions)	Calculated Value of Share Consideration (in millions)	Cash Consideration Transferred (in millions)	Total Purchase Price (in millions)	Total Goodwill (in millions)
As of September 4, 2015	$48.05	338.5	$16,265.7	$11,038.6	$27,304.3	$13,160.4
Decrease of 10%	43.25	338.5	14,640.8	11,038.6	25,679.4	11,535.5
Increase of 10%	52.86	338.5	17,894.0	11,038.6	28,932.6	14,788.7

b. As a result of the proposed acquisition, Perrigo shareholders will receive 338,516,670 Mylan ordinary shares as consideration and $11.0 billion in cash.

c. Reflects the acquisition of $10.7 billion of historical book value of net assets of Perrigo as of June 30, 2015.

d. Reflects the recognition of $135.0 million of transaction costs to be incurred by Mylan. Of these costs, $11.0 million was incurred and included in Mylan’s results of operations for the six months ended June 30, 2015. The remaining $124.0 million is expected to be incurred through the consummation of the transaction.

e. Represents the estimated adjustment to step-up inventory to fair value of $180.0 million. The estimated step-up in inventory is preliminary and is subject to change based upon final determination of the fair values of finished goods and work-in-process inventories. Mylan will reflect the fair value of the inventory of Perrigo as the acquired inventory is sold, which for purposes of the unaudited pro forma condensed combined statement of operations is assumed to occur within the first year after closing.

f. The estimated fair value allocated to Perrigo’s historical property, plant and equipment in the unaudited pro forma condensed combined balance sheet as of June 30, 2015 is based upon a preliminary assumption that the estimated fair value approximates the net book value. Changes in the estimated fair values are expected based on valuation studies and other analysis which have not been performed to date. This estimate is preliminary and subject to change and could vary materially from the actual adjustment on the consummation date. Accordingly, for the purposes of this unaudited pro forma condensed combined financial information, Mylan believes, to the best of its knowledge, that the current book values of Perrigo’s (including Omega’s) property, plant and equipment represent the best estimate of fair value.

Based on estimated useful lives averaging approximately 25 years for buildings, for each $50 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $2.0 million.

Based on estimated useful lives averaging approximately 10 years for equipment, for each $30 million change in the total fair value adjustment there could be an annual change in depreciation expense of approximately $3.0 million.

g. The fair value adjustment estimate for identifiable intangible assets of $11.2 billion is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset. Mylan’s assumptions as to the fair value of Perrigo’s identifiable intangible assets are based solely on publicly available information and these assumptions likely will change as it conducts, with the assistance of a third party, a valuation of Perrigo’s identifiable intangible assets following the completion of the proposed acquisition of Perrigo (including Omega).

The fair value adjustment estimate of identifiable intangible assets is preliminary and is determined using the “income approach,” which is a valuation technique that calculates an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible asset valuations, from the perspective of a market participant, include the estimated net cash flows for each year (including net revenues, cost of sales, research and development costs, selling and marketing costs, and working capital), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream, and other factors. We cannot assure you that the underlying assumptions used to prepare the discounted cash flow analysis will not change. For these and other reasons, actual results may vary significantly from estimated results.

13

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

h. Reflects the deferred income tax liability adjustment of $2.9 billion resulting from fair value adjustments for the inventory, identifiable intangible assets and long-term debt acquired. This estimate was determined based on the excess book basis over the tax basis at a 25.4% weighted average statutory tax rate. This estimate of deferred income tax liabilities is preliminary and is subject to change based upon Mylan’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed.

i. Reflects the elimination of the historical goodwill amount and the recognition of goodwill related to the proposed acquisition. Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The estimated goodwill calculation is preliminary and is subject to change based upon final determination of the fair value of assets acquired and liabilities assumed and finalization of the purchase price. Goodwill is not amortized, but is assessed at least annually or more frequently if events or changes in circumstances indicate that the carrying value of goodwill may not be recoverable based on management’s assessment.

j. Reflects an adjustment to the fair value of Perrigo’s debt net of the elimination of the historical unamortized premium and debt issuance costs.

k. The adjustments relate to the elimination of Perrigo’s shareholder’s equity.

5. Acquired EPD Business Unaudited Pro Forma Condensed Combined Results of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined results of operations are represented by the following:

a. Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the six months ended June 30, 2015. The increase in amortization expense is recorded as follows:

			Amortization
(in millions, except for useful lives)	Useful Lives	Fair Value	Six Months Ended June 30, 2015
Products rights and licenses	13 years	$4,523.0	$174.0
Contractual rights	2-5 years	320.0	56.3

		$4,843.0	$230.3
Less: historical amortization expense of the acquired EPD Business			168.0

			$62.3

b. Represents an adjustment to depreciation expense associated with fair value adjustments to the property, plant and equipment for the six months ended June 30, 2015.

c. A weighted average effective tax rate of 18.2% was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan could be significantly different depending on the post-closing geographical mix of income and other factors.

d. Adjustment to increase Mylan ordinary shares outstanding after the closing of the EPD Transaction. Abbott and its subsidiaries received 110,000,000 Mylan ordinary shares as consideration for the transfer of the Acquired EPD Business, and in the Merger, each issued and outstanding share of Mylan common stock was converted into the right to receive one Mylan ordinary share. This adjustment for the six months ended June 30, 2015 is 36,700,000 shares, which represents the weighted average impact of the Mylan ordinary shares issued to affect the EPD Transaction. A weighted average is used as the transaction closed on February 27, 2015.

14

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

6. Perrigo Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

Adjustments included in the accompanying unaudited pro forma condensed combined statement of operations are represented by the following:

a. Represents an increase in amortization expense associated with fair value adjustments to the carrying value of intangible assets for the six months ended June 30, 2015. The increase in amortization expense is recorded as follows:

			Amortization
(in millions, except for useful lives)	Useful Lives	Fair Value	Six Months Ended June 30, 2015
In-process research and development	Indefinite	$2,400.0	-
Trade names	Indefinite	2,200.0	-

Total indefinite lived intangibles		$4,600.0	-

Licensing agreements	15 years	$4,700.0	$156.7
Product rights and trademarks	15 years	12,254.0	408.5

Total definite lived intangibles		$16,954.0	$565.2

Less: historical amortization expense of Perrigo			250.4

			$314.8

b. Represents an elimination of historical Omega amortization expense included in cost of sales of $6.7 million, for the three months ended December 31, 2014.

c. Represents an adjustment to cost of goods sold for the amortization expense related to inventory fair value adjustment.

d. Represents an adjustment to selling, general and administration for estimated additional transaction costs to be incurred by Mylan, totaling $124.0 million. During the six months ended June 30, 2015, transaction costs incurred by Mylan totaled $11.0 million.

e. Adjustment to tax effect the pro forma adjustments. A weighed average effective tax rate of 15.0% was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Perrigo could be significantly different depending on the post-closing geographical mix of income and other factors.

f. Adjustment to increase Mylan ordinary shares outstanding after completion of the proposed acquisition of Perrigo. Under the terms of the offer, as amended on April 29, 2015, Perrigo shareholders will receive $75 in cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. Refer to Note 3 for the computation of Mylan ordinary shares to be issued in connection with the proposed acquisition of Perrigo. For purposes of the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015, the dilutive impacts of share based awards and equity warrants have been excluded from the calculation of the pro forma diluted loss per share, as the effect of including them would have been anti-dilutive, as it would have reduced the pro forma loss per share. The potential dilutive effect of the share based awards and equity warrants represented 28.8 million shares for the six months ended June 30, 2015.

g. To record amortization of the fair value adjustment on the long-term debt assumed in connection with the proposed acquisition. Amortization was $4.8 million for the six months ended June 30, 2015.

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Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

7. Financing Adjustments

a. On April 24, 2015, the Company entered into a bridge credit agreement (the “Bridge Credit Agreement”) with the lenders from time to time party thereto and Goldman Sachs Bank USA, as the Administrative Agent in connection with the offer. The Bridge Credit Agreement, amended on April 29, 2015 and on August 6, 2015, provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans up to an aggregate amount of approximately $12.5 billion. The Bridge Facility consists of a Tranche A Loan in an aggregate amount up to $11.0 billion and a Tranche C Loan in an aggregate amount up to $1.5 billion. The Tranche A Loans mature on the day that is 364 days after the Loans are funded, and the Tranche C loans mature on the day that is six months after the Loans are funded. The proceeds of the Bridge Facility will be applied solely to finance the acquisition, directly or indirectly (whether by way of the offer (and subsequent compulsory acquisition) or other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of such acquisition (the “Acquisition”) and costs related to the Acquisition to the extent that the cash portion of the consideration being paid as part of the Acquisition is not funded from our own resources and/or alternative funding sources.

Mylan expects to use the borrowings from the Bridge Facility to finance the proposed acquisition of Perrigo to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources. The unaudited pro forma condensed combined balance sheet is adjusted to reflect Tranche A borrowings of approximately $11.0 billion, which is classified as current in the unaudited pro forma condensed combined balance sheet.

For purposes of these unaudited pro forma condensed combined statement of operations, we have assumed that the amounts outstanding under the Bridge Facility bear interest at LIBOR, plus an estimated margin ranging from 150 - 225 basis points. The pro forma adjustment to interest expense was approximately $104.8 million for the six months ended June 30, 2015, at a weighted average rate of approximately 2.2%.

It is assumed that Mylan will incur approximately $390.8 million of debt issuance costs for the Bridge Facility, primarily consisting of financing fees and commitment fees. Mylan has included $209.1 million relating to the estimated amortized portion of the debt issuance costs, noted above, as additional interest expense in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2015. Variances could arise from multiple factors including: other acquisitions Mylan may pursue, the amount of cash on hand at both Mylan and Perrigo at the time of the closing of the acquisition, actual timing and amount of borrowings and repayments under the Bridge Facility, the actual mix of permanent debt / equity financing, the actual fixed / floating mix of permanent debt financing and Mylan’s credit rating. Accordingly, the estimated debt and interest expense reflected in this unaudited pro forma condensed combined financial information may change and the change could be significant. A 0.125 percent change in the interest rate could result in an increase or decrease in the pro forma interest expense of approximately $7 million for the six months ended June 30, 2015.

b. A weighted average statutory tax rate of 15.0% was applied to the applicable pro forma adjustments. The total effective tax rate of Mylan after completion of the proposed acquisition of Perrigo could be significantly different depending on the post-closing geographical mix of income and other factors.

8. Comparative Per Share Information

The following table sets forth selected historical share information of Mylan and unaudited pro forma share information of Mylan after giving effect to the acquisition of the Acquired EPD Business and the proposed acquisition of Perrigo. You should read this information in conjunction with the Mylan, Abbott and Perrigo documents incorporated by reference in the US Prospectus and the Omega audited consolidated financial statements included in Appendix IV of the US Prospectus.

16

Notes to Unaudited Pro Forma Condensed Combined Financial Information - Continued

	Mylan N.V.
	Six Months Ended June 30, 2015
(in millions, except per share amounts)	Historical	Pro Forma

Earnings (loss) per ordinary share attributable to Mylan ordinary shareholders:
Basic	$0.49	$(0.77)

Diluted	$0.46	$(0.77)

Weighted average ordinary shares outstanding:
Basic	454.0	829.2

Diluted	482.8	829.2

9. Reconciliation of Perrigo’s Unaudited Historical Statement of Operations

A reconciliation of Perrigo’s unaudited historical statement of operations for the six months ended June 27, 2015 is as follows:

Consolidated Statements of Income

(in millions)

	Twelve Months Ended June 27, 2015	Six Months Ended December 27, 2014	Perrigo Six Months Ended June 27, 2015
Net sales	$4,603.9	$2,023.1	$2,580.8
Cost of sales	2,891.4	1,317.6	1,573.8

Gross profit	1,712.5	705.5	1,007.0

Operating expenses
Distribution	67.7	29.2	38.5
Research and development	187.8	89.8	98.0
Selling	319.0	95.3	223.7
Administration	385.2	165.5	219.7
Restructuring charges	5.1	4.2	0.9

Total	964.8	384.0	580.8

Operating income	747.7	321.5	426.2
Interest expense, net	146.0	56.7	89.3
Other expense (income), net	343.2	61.9	281.3
Total loss on extinguishment of debt	10.5	9.6	0.9

Income from continuing operations before income taxes	248.0	193.3	54.7
Income tax expense	120.0	26.8	93.2

Net income	$128.0	$166.5	$(38.5)

Mylan’s fiscal year ends on December 31. Perrigo’s fiscal year is a 52- or 53-week period, which ends the Saturday on or about June 30. In 2015, Perrigo’s fiscal year ended on June 27. Financial information for Perrigo’s twelve months ended June 27, 2015 and the six months ended December 27, 2014 have been used in the preparation of the June 30, 2015 unaudited pro forma condensed combined financial information. The Perrigo financial information for the six months ended June 27, 2015 was derived by deducting the unaudited condensed consolidated statement of operations of Perrigo for the six months ended December 27, 2014 from the audited consolidated financial statements for the fiscal year ended June 27, 2015.

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Notes to Unaudited Pro Forma Financial Information - Continued

10. Reconciliation of Omega’s Unaudited Historical Statement of Operations

A reconciliation of Omega’s unaudited historical statement of operations for the three months ended December 31, 2014, converted to U.S. GAAP and U.S. Dollars by Perrigo, is as follows:

Consolidated Statement of Operations

(in millions)

	Six Months Ended December 31, 2014	Three Months Ended September 30, 2014	Omega Three Months Ended December 31, 2014
Net sales	$806.0	$412.4	$393.6
Cost of sales	389.1	184.1	205.0

Gross profit	416.9	228.3	188.6

Operating expenses
Distribution	38.9	21.0	17.9
Research and development	22.4	11.2	11.2
Selling and Administration	270.4	134.5	135.9
Restructuring charges	4.6	1.4	3.2
Other expense (income)	4.3	(2.2)	6.5

Total	340.6	165.9	174.7

Operating income	76.3	62.4	13.9

Interest expense, net	26.5	13.8	12.7
Other expense (income), net	13.0	5.7	7.3

Income from continuing operations before income taxes	36.8	42.9	(6.1)
Income tax benefit	(13.4)	(6.5)	(6.9)

Net income	$50.2	$49.4	$0.8

The Omega financial information for the three months December 31, 2014 was derived by deducting Omega’s unaudited condensed consolidated statement of operations for the three months ended September 30, 2014 from the unaudited condensed consolidated statement of operations for the six months ended December 31, 2014.

11. Additional Unaudited Pro Forma Financial Information

On August 13, 2015, Mylan announced that it exercised its option to formally reduce the acceptance condition to the offer to greater than 50% of Perrigo ordinary shares. The unaudited pro forma condensed combined financial information presented in this Prospectus was prepared on the basis of certain assumptions, including, consistent with customary practice in similar transactions, the acquisition of 100% of Perrigo’s ordinary shares. In the event that Mylan does not acquire 100% of Perrigo’s ordinary shares, Mylan’s share of the total shareholder equity and net income (loss) of Perrigo would be correspondingly reduced by the interests of the remaining shareholders in Perrigo’s ordinary shares. The following unaudited pro forma financial information summarizes the potential impact of Mylan owning less than 100% of Perrigo’s ordinary shares and supplements the information presented in this Prospectus.

Selected Unaudited Pro Forma Condensed Combined Balance Sheet Information

(Unaudited, in millions)	June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100%
Total assets	$61,772.4	$61,649.6	$61,515.6
Long-term debt, including current portion	18,993.4	21,693.4	24,393.4
Total liabilities	30,795.4	33,495.4	36,195.4
Total equity, excluding noncontrolling interest	17,350.7	21,326.7	25,318.8
Noncontrolling interest	13,626.3	6,827.5	1.4
Total equity	30,977.0	28,154.2	25,320.2

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Notes to Unaudited Pro Forma Financial Information - Continued

Selected Unaudited Pro Forma Condensed Combined Statement of Operations Information

(Unaudited, in millions except per share amounts)	Six Months Ended June 30, 2015
	(Pro forma combined)
Ownership level	50.1%	75.0%	100.0%
Total revenues	$7,464.8	$7,464.8	$7,464.8
Earnings from operations	249.1	249.1	249.1
Interest expense	452.1	518.3	584.5
Loss before income taxes and noncontrolling interest	(513.0)	(579.2)	(645.4)
Net loss (earnings) attributable to the noncontrolling interest	285.6	143.0	(0.1)
Net loss attributable to Mylan N.V. ordinary shareholders	(237.2)	(436.0)	(635.4)
Loss per ordinary share attributable to Mylan N.V. ordinary shareholders:
Basic	$(0.36)	$(0.59)	$(0.77)
Diluted	$(0.36)	$(0.59)	$(0.77)
Weighted average ordinary shares outstanding:
Basic	660.3	744.6	829.2
Diluted	660.3	744.6	829.2

a.	Basis of Presentation

For purposes of the presentation of the additional unaudited pro forma financial information, Mylan has assumed that Perrigo will become a majority-owned subsidiary over which Mylan will be able to exercise control at the acquisition date. Under Irish law, as a majority owner of Perrigo, Mylan would have the ability to determine the composition of Perrigo’s board of directors, as well as Perrigo’s management team, and effectively control Perrigo’s operations on a day-to-day basis. Pro forma income (loss) attributable to the Perrigo noncontrolling interest has been allocated based upon the relative ownership percentages. The noncontrolling interest related to Perrigo is recorded within the equity section but separate from Mylan’s equity in the selected unaudited pro forma condensed combined balance sheet information. For the purpose of the presentation of the ownership levels at less than 100% in the selected unaudited pro forma condensed combined statement of operations information, Mylan applied push down accounting for the acquisition related adjustments. Mylan did not apply push down accounting for the financing related adjustments.

b.	Purchase Price

Upon consummation of the proposed acquisition of Perrigo, Perrigo ordinary shareholders will receive $75 of cash and 2.3 Mylan ordinary shares for each Perrigo ordinary share. The following table presents the number of Mylan ordinary shares and cash consideration assumed issued at the various ownership levels.

(Unaudited)
Ownership level	50.1%	75.0%	100%
Perrigo ordinary shares outstanding as of August 7, 2015	146,279,437	146,279,437	146,279,437
Perrigo ordinary shares to be issued to settle share-based awards	901,724	901,724	901,724

Total estimated Perrigo ordinary shares available to be acquired	147,181,161	147,181,161	147,181,161

Perrigo shares acquired by Mylan	73,737,762	110,385,871	147,181,161

Multiplied by equity exchange ratio	2.3	2.3	2.3

Number of Mylan shares to be issued to Perrigo Shareholders	169,596,852	253,887,503	338,516,670

Multiplied by Mylan closing price on September 4, 2015	$48.05	$48.05	$48.05

Estimated fair value of ordinary shares transferred (in millions)	$8,149.1	$12,199.3	$16,265.7

Cash consideration per each Perrigo ordinary shares to be acquired	$75.00	$75.00	$75.00

Estimated cash consideration (in millions)	$5,530.3	$8,278.9	$11,038.6

Fair value of total consideration transferred (in millions)	$13,679.4	$20,478.2	$27,304.3

Implied fair value of Perrigo noncontrolling interest (in millions)	$13,624.9	$6,826.1	$—

19

Notes to Unaudited Pro Forma Financial Information - Continued

The implied fair value of the noncontrolling interest is based upon the per share fair value of the total consideration transferred at the acquisition date and excludes any potential control premium or minority interest discount. If there is an active market price for Perrigo’s ordinary shares at the acquisition date, the fair value will be determined based upon the active market price.

c.	Debt and Interest Expense

On April 24, 2015, the Company entered into the Bridge Credit Agreement with the lenders from time to time party thereto and Goldman Sachs Bank USA, as the Administrative Agent in connection with the offer. The Bridge Credit Agreement, as amended on April 29, 2015 and August 6, 2015, provides for a bridge credit facility (the “Bridge Facility”) under which Mylan may obtain loans up to an aggregate amount of approximately $12.5 billion. The Bridge Facility consists of a Tranche A Loan in an aggregate amount up to $11.0 billion and a Tranche C Loan in an aggregate amount up to $1.5 billion. The Tranche A Loans mature on the day that is 364 days after the Loans are funded, and the Tranche C loans mature on the day that is six months after the Loans are funded. The proceeds of the Bridge Facility will be applied solely to finance the acquisition, directly or indirectly (whether by way of the offer (and subsequent compulsory acquisition) or other legal arrangement) of all or any portion of the ordinary shares of Perrigo outstanding (on a fully diluted basis) as of the consummation of the Acquisition and costs related to the Acquisition to the extent that the cash portion of the consideration being paid as part of the Acquisition is not funded from our own resources and/or alternative funding sources.

Mylan expects to use the borrowings from the Bridge Facility to finance the proposed acquisition of Perrigo to the extent that the cash portion of the consideration under the offer is not funded from our own resources and/or alternative funding sources. For purposes of the unaudited pro forma financial information, we have reflected Tranche A borrowings and related debt issuance costs based upon the following ownership levels.

(Unaudited, in millions)
Ownership level	50.1%	75.0%	100%
Estimated Tranche A borrowings	$5,600	$8,300	$11,000
Debt issuance costs	$242.3	$316.5	$390.8

For purposes of this unaudited pro forma financial information, we have assumed that the amounts outstanding under the Bridge Facility bear interest at LIBOR, plus an estimated margin ranging from 150-225 basis points. The following table presents the pro forma adjustment to interest expense at the various ownership levels for the six months ended June 30, 2015 at a weighted average rate of approximately 2.2%. For the estimated amortization of debt issuance costs, Mylan has assumed the fees will be amortized using the effective interest rate method over one year.

(Unaudited)
Ownership Level	50.1%	75.0%	100.0%
Pro forma interest expense adjustment	$53.3	$79.1	$104.8
Pro forma estimated amortization of debt issuance costs	128.2	168.6	209.1

Total pro forma interest expense adjustment for the six months ended June 30, 2015	$181.5	$247.7	$313.9

20